Form 10-K, Exhibit 13
BAIRNCO CORP /DE/
filed 1995-03-24
CIK 350750

BAIRNCO CORPORATION
ANNUAL REPORT 1994


THE COMPANY

Bairnco Corporation is a diversified multinational company that operates two distinct businesses under the names Arlon and KASCO.

Engineered materials and components are designed, manufactured and sold under the Arlon brand identity to electronic, industrial and commercial markets. These products are based on a common technology in coating, laminating and dispersion chemistry. Arlon's principal products include high technology materials for the printed circuit board industry, cast and calendered vinyl film systems, custom engineered laminates and pressure sensitive adhesive systems, and silicone rubber products used in a broad range of industrial, consumer and commercial products.

Replacement products and services are manufactured and distributed under the KASCO name principally to retail food stores and meat, poultry and fish processing plants throughout the United States, Canada and Europe. The principal products include replacement band saw blades for cutting meat, fish, wood and metal, and on site maintenance services for the retail food industry primarily in the meat and deli departments. KASCO also distributes equipment to the food industry in Canada and France. These products are sold under a number of brand names including KASCO in the United States and Canada, Atlantic Service in the United Kingdom, and Bertram & Graf and Biro in Europe.

STRATEGY

Bairnco's strategy is to serve a broad range of niche markets with quality products and services, while providing extra value to its customers through focused and cost effective organizations and facilities. Bairnco strives to develop true partnership relationships with its customers in these selected markets through close cooperation in developing value added solutions to their needs. Bairnco seeks to identify and participate in those markets that will provide growth opportunities due to either technical developments or the changing needs of the customers.

OBJECTIVES

Bairnco believes that concentrating its resources in selected market niches can provide the basis to achieve both superior profitability and growth. Management's long term objectives are to achieve a 15% compound rate of earnings growth, a 20% return on stockholders' investment, and a 15% return on total capital employed.

CONTENTS

Financial Highlights...................................  1
Letter to our Stockholders.............................  2
Engineered Materials & Components (Arlon)..............  4
Replacement Products & Services (KASCO)................  6
Directors and Management...............................  8
Financial History......................................  9
Management's Discussion and Analysis................... 10
Quarterly Results of Operations........................ 11
Consolidated Financial Statements...................... 12
Notes to Consolidated Financial Statements............. 15

FINANCIAL HIGHLIGHTS
(In thousands except per share data)

                                                             Percent Change
                               1994       1993       1992    94/93     93/92

Net Sales                  $ 145,522  $ 134,958  $ 135,581      8%        0%

Earnings before Interest,
  Charges, and Taxes (a)   $  13,654  $  13,617  $  15,846      0%      (14%)

Operating Profit           $  13,654  $   4,874  $  15,846    180%      (69%)

Income from
  Continuing Operations    $   7,255  $     817  $   7,755    788%      (89%)

Earnings per Share from
  Continuing Operations    $    0.69  $    0.08  $    0.72    763%      (89%)

Cash Dividends per Share   $    0.20  $    0.20  $    0.20      0%        0%

Stockholders' Investment
  per Share                $    4.19  $    3.67  $    5.91     14%      (38%)

Total Assets               $ 102,772  $ 107,981  $ 133,253     (5%)     (19%)

Stockholders' Investment   $  43,997  $  38,515  $  62,055     14%      (38%)

Average Shares
  Outstanding                 10,500     10,500     10,749      0%       (2%)


(a) Excludes impact of non-recurring litigation and restructuring costs of $8,743 in 1993 - see Note 2 to Consolidated Financial Statements.

Graphic - Bar Chart depicting Sales (y-axis) for five years - 1990 to 1994 (x-axis):

                       SALES
          Year     (In thousands)

          1990        $130,404
          1991        $128,566
          1992        $135,581
          1993        $134,958
          1994        $145,522

Graphic - Bar Chart depicting Earnings before Interest, Charges, and Taxes (y-axis) for five years - 1990 to 1994 (x-axis):

                    EARNINGS (Before Interest, Charges,
          Year           and Taxes - In thousands)

          1990                $15,117
          1991                $15,225
          1992                $15,846
          1993                $13,617
          1994                $13,654


LETTER TO OUR STOCKHOLDERS

Overall Bairnco had a good year in 1994. Most importantly net income was $7,255,000 as compared to a net loss in 1993 of ($22,578,000) after substantial restructuring expenses and losses from discontinued operations. Operating profit in 1994 was up slightly over the 1993 results excluding the non-recurring litigation and restructuring costs in 1993, as the improved results at Arlon were substantially offset by the erosion in KASCO's operating profit due primarily to the difficulties with its service center program.
This program was revised in the fourth quarter of 1994. Key elements of the divestiture program were accomplished. Debt was reduced by $11,943,000. The quality and focus of management was improved in many operations.

FINANCIAL RESULTS

Sales increased 7.8% to $145,522,000 in 1994 from $134,958,000 in 1993, due to the 11.9% increase in Arlon sales and the 1.4% increase in KASCO sales.

In 1994, gross profit increased 1.0% to $53,177,000 from $52,645,000 in the prior year. The good results at Arlon were substantially offset by the poor results at KASCO's North American operations. Arlon's gross profit increased 10.5%, slightly less than the sales increase of 11.9%, as a result of the continuing shift in the business mix to lower margin commercial products from military products. KASCO's gross profit declined 9.2% while sales increased 1.4%.

Selling and administrative expenses increased 1.3% to $39,523,000 as compared to $39,028,000 in 1993. As a percent of sales, these expenses decreased to 27.2% in 1994 from 28.9% in 1993. The composition of these expenses continues to change in accordance with the ongoing plan to make the administrative functions more efficient while increasing sales and marketing efforts to develop new products and to increase penetration into selected markets. Selling expenses increased 8.9%. Approximately half the increase was attributable to the increase in Arlon's sales. The other half of the increase was primarily due to the costs associated with KASCO's service center program. Again, the action plan that was implemented during the fourth quarter will reduce these KASCO related costs in the future. Administrative expenses decreased 7.1% while research and development expenses decreased 4.8%.

Earnings before taxes and non-recurring litigation and restructuring costs that were incurred in 1993 were $11,510,000 in 1994 up slightly from the $11,369,000 in 1993.

Earnings before taxes from continuing operations were $11,510,000 in 1994 as compared to $2,626,000 after charges of $8,743,000 in 1993.

Income from continuing operations was $7,255,000, or $.69 per share in 1994, as compared to $817,000, or $.08 per share in 1993.

Net income in 1994 was $7,255,000, or $.69 per share as compared to a loss of ($22,578,000), or ($2.15) per share in 1993 which included the loss from discontinued operations.

RESTRUCTURING AND DIVESTITURES

During 1994 the strategic decision made in 1993 to focus Bairnco's management and financial resources on its two core business areas and to divest the non-related businesses was implemented.

The majority of the specialty construction businesses were sold in 1994. RayProof Limited and RayProof North America were sold to buyers that understood the businesses and should provide good continuity to the customers of these businesses. Plans are underway concerning the disposition of the smallest and last remaining operation of the specialty construction business.

The secure communications business was restructured during the year bringing the operation to an acceptable level of profitability. Negotiations for this operation have not yet resulted in an offer equal to the value that management believes is inherent in the operation. The business continues to be reported as a discontinued operation.

During the fourth quarter one of Arlon's small product lines which was not part of the 1993 restructuring plan, but was a distraction to the Arlon management and did not fit with the long term focus of the business, was sold. The sale of this $2,000,000 product line is not material to our ongoing operations.

FINANCIAL MANAGEMENT

The return on stockholders' investment in 1994 was 17.4% and the return on capital employed was 10.6%. Management continues to expect that Bairnco's future results will approach our long term objectives of a 20% return on stockholders' investment and a 15% return on total capital employed.

Net cash flows provided by operating activities were $10,022,000. These cash flows together with the net funds received from the disposition of discontinued operations provided the cash used to reduce debt and fund Bairnco's capital expenditure program in 1994.

During 1994 total debt was reduced by $11,943,000 and as a percent of equity declined from 114% in 1993 to 72% in 1994. At year end 1994 Bairnco had $21.4 million available under its revolving credit agreement, and $4.0 million available under short term lines of credit.

1994 capital expenditures were $5,176,000 as compared to the budget of $6,500,000. Depreciation and amortization was $6,502,000. The focus of the capital expenditure program during 1994 was primarily on normal replacements and some capacity additions.

The capital expenditure budget for 1995 is approximately $14.4 million. Depreciation and amortization is estimated to be approximately $6.2 million. The planned capital expenditures include normal replacements, quality improvements, cost reduction projects, new product developments and capacity additions. The large increase in planned capital expenditures is due to substantial sales growth over the last three years at one of Arlon's major facilities. It is expected that a major new capacity addition will be required by the end of 1995 to be operational in mid 1996. The scope of this project is still under review.

DIVIDEND

The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT

Effective January 16, 1995, Duncan del Toro resigned as President of Bairnco Corporation to pursue other business interests. As a result of a more focussed Bairnco and the quality of our three Division Presidents, we do not intend to fill this position in the near future.

Jim Whiteaker was appointed President of KASCO North America effective July 11, 1994. Jim was previously Operations Manager for FMC Corporation's retail citrus machinery business. He has a background that includes both marketing and engineering positions. We expect Jim to play a major role in the development of KASCO's business and in restoring it to its historical levels of profitability in all of North America.

In the first quarter of 1994, Tim Mortenson, Controller of Bairnco Corporation, was promoted to Vice-President and Controller of KASCO Corporation.

Effective August 1, 1994, Elmer Pruim was appointed Controller of Bairnco Corporation. Elmer was previously an Audit Manager for Arthur Andersen LLP. Elmer has already become a meaningful contributor to the Bairnco organization.

During 1994 the management development program, which is one of the keys to our future success, continued to make progress in all operations. Many key positions were filled or upgraded through a combination of internal promotions and external additions. The ongoing improvement and development of all our employees remains a critical and never ending element for Bairnco's future success.

SUMMARY AND OUTLOOK

1994 was a year of progress for Bairnco. The restructuring program adopted at the end of 1993 was substantially implemented during 1994. The improvements in Arlon's results began to manifest the benefits of investing in the development of new products, new markets, and expanded sales, marketing and research efforts.

The poor results at KASCO were a severe disappointment. The reduced level of profitability is primarily attributable to the very poor implementation of the original service center program. During the fourth quarter, the program was reevaluated and a more focused program was developed. This program is being implemented and concentrates on a few selected markets with a revised approach. KASCO management believes it can be a value added supplier of cost efficient services to its customers with this new program.

The outlook for 1995 is for improved sales and earnings. The U.S. economy is expected to continue to experience modest growth at least through the first half of 1995. At some point, the continuing escalation of interest rates by the Federal Reserve is expected to slow the economy, if not result in no growth or a modest recession. There are strong pressures from many of our suppliers to increase their prices. It is expected that the combination of continuing cost and efficiency improvement programs combined with price increases will result in no margin deterioration from these cost pressures. As a result of certain niche growth products and markets, combined with cost reductions from refocusing KASCO, 1995 should be a year of improved earnings and continued progress.


Respectfully yours,


Luke E. Fichthorn III
Chairman and CEO


ENGINEERED MATERIALS AND COMPONENTS

BUSINESS

Bairnco designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets under the Arlon brand name. These products are based on a common technology in coating, laminating and dispersion chemistry.

PRODUCTS AND APPLICATIONS

CIRCUIT BOARD MATERIALS:

Arlon Materials for Electronics has an international reputation as the premier supplier of high technology materials for the printed circuit board industry. Their products include the high performance and high temperature materials of the Electronic Substrates product line, and the frequency dependent and low signal loss materials of the Microwave Materials product line. These products are marketed principally to printed circuit board manufacturers and OEMs by a direct sales force in concert with strong technical support teams. These materials are used in products for the commercial, military, industrial and telecommunications markets.

The economic factors affecting demand for these products include the level of economic activity in North America, Europe and Asia for high performance electronics, sophisticated defense electronics procurement, and telecommunication systems.

The core of the Electronic Substrates line includes premium high temperature capable laminate products used in circuit boards for military electronics and sophisticated commercial applications, such as the surface mount electronics for the Motorola worldwide satellite telephone system (Iridium). Intermediate temperature laminates which provide both improved product reliability in the field and ease of manufacturing is another area of expertise. Specialty products have been developed for surface mounting of computer chips on circuit boards and multi-chip modules which are growing segments of the printed circuit board market. Efforts at the Rancho Cucamonga, California facility continue to stress improved customer responsiveness both in product design as well as shortened delivery time.

The Microwave Materials product line produces the world's leading substrates for microwave applications. The business mix is moving from a predominantly military base to technology and cost driven commercial applications. The existing and emerging consumer products operating at microwave frequencies include digital cordless telephones, local and global cellular phone systems, direct broadcast satellite T.V. systems, global positioning satellite systems, and other personal communications equipment.

The frequency dependent market area continues to drive toward lower cost to allow greater commercial/consumer penetration by new electronics applications. The Arlon Microwave facility in Bear, Delaware continues to invest in equipment to convert from low volume military to high volume commercial materials. In addition, new product development continues with emphasis on low cost - low signal loss materials.

Emerging wireless opportunities for Arlon circuit board materials include local area networks for computers and public business exchange systems or PBX's where telephones operate as microcellular phones within the confines of a facility or complex. The elimination of wiring costs, the ease of renovations and the flexibility of mobile phones are the primary advantages of such a system. Other applications are being developed continuously in the wireless area. Some of these applications are less sensitive to signal loss and can therefore be designed with conventional circuit materials, which are also lower cost, while others absolutely require low loss materials such as those produced by Arlon. This will continue to be an attractive area for Arlon in the foreseeable future.

SPECIALTY GRAPHIC FILMS:

Bairnco manufactures and markets, under the Calon brand name, cast and calendered vinyl films in a wide variety of colors and with varying face stocks and adhesive systems for specialty graphics which are used by commercial sign manufacturers, graphic printing houses, and in numerous commercial and governmental specification applications.

Graphic - John Diag, Coater Operator, monitors Calon Cast Vinyl manufacturing specifications on a real time basis at Arlon's Adhesives & Films Division, Santa Ana, California.

The economic factors affecting this business are the general level of economic activity in the United States, Europe, South America and the Asian Basin.

Late in 1994 a new manager was hired for Arlon N.V., Arlon's Belgium based European common market subsidiary. While the European market remained weak in 1994 due to economic conditions, under the leadership of the new manager, combined with the improved service capabilities and new product lines introduced in 1994, sales are expected to show meaningful improvements in 1995 and beyond.

Investments in new equipment and R&D resources yielded improvements in quality and productivity, and new graphics products are being test-marketed prior to introduction in 1995.

The Graphics sector continues to grow and the new range of Arlon calendered vinyl films continues to penetrate the North American and export sign and graphics markets. In 1995, new products are planned for introduction to further increase market penetration. Arlon has a world-class range of products to serve these markets and continues to invest in sales and technical resources to provide excellent support for our customers.

Graphic - Raul Patino, QA Senior Technician, Jaime Perez, QA Supervisor, and Trieu Do, QA Technician, inspect perforated Calon product for accepatable appearance and punch pattern at Arlon's Adhesives & Films Division, Santa Ana, California.

Graphic - Wahid Saadat, R&D Chemist, Belen Trajano, R&D Engineer, and Chan Syamphay, R&D Lab Technician, evaluate the cutting and handling properties of Calon Cast Vinyl Film at Arlon's Adhesives & Films Division, Santa Ana, California.

CUSTOM ENGINEERED LAMINATES AND ADHESIVE SYSTEMS:

Bairnco manufactures and markets custom engineered laminates and adhesives systems under the Arlon brand name.

The economic factors impacting this business are primarily the general level of economic activity in the United States.

Typical applications include insulating foam tapes for thermopane windows, adhesive coated copper for flexible circuitry, electrical insulation, thermal insulation panels for appliances and cars, security tags and labels, and durable printing stock for high speed laser printing systems.

Arlon is also developing new products for the industrial pressure sensitive
systems and specialty laminates markets.   The combination of the Santa Ana,
California and East Providence, Rhode Island operations provides a unique ability to meet the needs of emerging new markets such as high durability coatings and flexible laminated products for the electronics industry.

Graphic - Tom Carey and Rock Messick, Silicone Calendar Operators, verify surface quality of glass reinforced silicone at Arlon's Silicone Technologies Division, Bear, Delaware.

Graphic - Ron Frazier and Bill Sherman, Microwave Press Operators, prepare a laminate for the press operation at Arlon's Materials for Electronics Division, Bear, Delaware.

SILICONE RUBBER TECHNOLOGIES:

Bairnco manufactures a line of silicone rubber materials used in a broad range of consumer, industrial and commercial products. This business is sensitive both to the level of general industrial and consumer spending in the United States.

Typical applications of these materials include silicone rubber for molding composites, silicone rubber insulating tape for electric traction motor windings, industrial flexible heaters, and power utility insulator applications. The silicone rubber product line provides significant opportunity for Bairnco via several avenues. Opportunities exist for current products or variants in both new geographical markets and through new distribution channels. In particular, key international markets, where little emphasis has been placed, offer good growth potential. Additionally, a distributor agreement has been signed with Airtech, a leading supplier of vacuum bagging materials to the composite industry. This partnership is anticipated to foster growth in industrial and aerospace composite markets.
A key marketing person has been added to pursue the many opportunities in this business area.

During 1994 a small product line, comprised of specialty environmental and electromagnetic interference seals and conductive gaskets serving primarily military markets, was sold. The remaining Silicone Rubber Technologies line is a growth oriented materials business which will continue to focus its efforts on engineered products for commercial and industrial applications.

Graphic - Betty Clugston, Side Arm Operator, slits reinforced silicone rubber product to customer specifications at Arlon's Silicone Technologies Division, Bear, Delaware.

REPLACEMENT PRODUCTS AND SERVICES

BUSINESS

Bairnco, through its multinational KASCO operations, manufactures and supplies replacement products and services principally to retail food stores and meat, poultry and fish processing plants throughout the United States, Canada and
Europe.   Replacement band saw blades are also sold for use in wood and metal industries. The French and Canadian operations also distribute equipment to the supermarket and food processing industries in their respective markets.

PRODUCTS AND APPLICATIONS

KASCO manufactures band saw blades for cutting and chopper plates and knives for grinding meat in supermarkets and packing plants, band saw blades used in frozen fish factories, small band saw blades for cutting metal and wood and large band saw blades for lumber mills. KASCO distributes related supply products and seasoning to supermarkets and other customers.

KASCO also provides preventive maintenance and repair parts and service for a broad range of supermarket equipment primarily in the meat and deli areas in selected markets.

VAN SERVICE:

In North America, KASCO supplies its products and services directly to the supermarket and meat cutting industries through van sales people. These van sales people make regularly scheduled calls on the accounts in their region. They both supply the Company's products and provide related equipment maintenance services. The route service people are continuously trained in the service and maintenance of the equipment used in the meat preparation areas of retail food outlets.

Graphic - Harry Donovan, Welder and Flash Grinder, monitors the welding of this meat band saw blade to ensure it meets with KASCO's high quality standards.

A field computerization system was expanded to include all service people in 1994. This computerization program permits the route service people to more efficiently service their customer base.

SERVICE CENTERS:

KASCO currently operates service centers in North America. The service centers provide preventive maintenance programs and emergency repair programs for a broad range of equipment primarily in the meat preparation and deli areas of supermarkets and other retail food outlets in their respective geographical areas.

In the fourth quarter of 1994, the decision was made to refocus the service center program back to several selected market areas where KASCO can provide cost effective, value added preventive maintenance and emergency service in confined geographical markets. Eight service centers in North America were closed. These service centers although achieving increasing revenues continued to fail to achieve the critical mass necessary to support the attendant overhead structure and provide the level of service deserved by our clients and consistent with KASCO's objective of being a superior quality provider. These actions will result in lower revenues and initial phase out expenses which will continue through the first half of 1995 but substantially lower costs over time. The cost savings will begin to be evident during the second quarter of 1995.

Graphic - Al Ford, Toothing Machine Operator, monitors the operation of his grinding machine, assuring quality band saw blades are produced.

SPECIAL PRODUCTS:

Through its special products group, KASCO supplies band saw blades to OEMs in the meat cutting industry and band saw blades for cutting wood and metal to the OEMs supplying machines to those industries. Special products also handles the sale of KASCO manufactured products through general distribution and is responsible for export sales throughout the world with the exception of Europe where such sales are the responsibility of the three operations in Europe.

EQUIPMENT DISTRIBUTION:

In Canada and France, in addition to providing its standard products, KASCO distributes equipment used in the supermarket industry and in the food processing industry.

MANUFACTURING

KASCO and its subsidiaries have manufacturing operations in St. Louis, Missouri; City of Industry, California; Toronto, Canada; Gwent, Wales, United Kingdom; and Pansdorf, Germany. During 1994, KASCO added new production lines in the United States which incorporate manufacturing and grinding techniques that enhance the overall quality of KASCO's finished band saw blades. The improved processes and equipment continue to enable KASCO to provide a superior band saw blade for its customers. KASCO is committed to continuing quality improvements to ensure conformance of the Company's products to our customer requirements.

Graphic - Dan Winkler, Quality Auditor, and Melissa Coffin, Project Engineer, check the tooth hardness of a meat cutting band saw blade in the Microhardness Lab at KASCO's Manufacturing and Distribution Facility in
St. Louis, Missouri.

DIRECTORS (Individual Photographs)

Luke E. Fichthorn III
Chairman and CEO
Bairnco Corporation

Charles T. Foley
President
Estabrook Capital Management, Inc.

Richard A. Shantz
Private Investor

William F. Yelverton
Chairman and CEO
New York Life Worldwide Holding, Inc.


MANAGEMENT (Individual Photographs)

Robert M. Carini
President
Arlon Materials for Electronics

Elmer G. Pruim
Controller
Bairnco Corporation

Barry M. Steinhart
Vice President Administration & Secretary
Bairnco Corporation

J. Robert Wilkinson
Vice President Finance & Treasurer
Bairnco Corporation

Mike Willott
President
Arlon Adhesives & Films

Gary M. Wimberly
Director of Systems
Bairnco Corporation

James L. Whiteaker
President
KASCO North America

FINANCIAL HISTORY
                                      1994      1993      1992      1991      1990
Summary of Operations
($ in thousands)
Net sales.......................  $ 145,522   134,958   135,581   128,566   130,404
Gross profit....................  $  53,177    52,645    54,714    52,492    54,949
Earnings before interest,
  charges and taxes <F1>........  $  13,654    13,617    15,846    15,225    15,117
Operating profit................  $  13,654     4,874    15,846    15,225     8,977
Interest expense, net...........  $   2,144     2,248     2,911     4,277     5,524
Income before income taxes......  $  11,510     2,626    12,935    10,948     3,453
Provision for income taxes......  $   4,255     1,809     5,180     4,305     2,436
Income from continuing
  operations....................  $   7,255       817     7,755     6,643     1,017
Return from continuing
  operations on:
    Net sales...................  %     5.0       0.6       5.7       5.2       0.8
    Stockholders' investment....  %    17.4       1.4      12.1      11.0       1.6
    Capital employed............  %    10.6       2.0       8.6       8.4       4.1
Proforma return on:
  Net sales <F1>................  %     5.0       5.3       5.7       5.2       3.6
  Stockholders' investment <F1>
    <F2>........................  %    17.4      17.4      18.4      17.2      11.5
  Capital employed <F1> <F2>....  %    10.6       9.7      10.7      10.5       9.1

Year-End Position ($ in thousands)
Working capital.................  $  26,277    20,098    18,983    20,342    17,401
Plant and equipment, net........  $  36,289    38,654    39,232    32,025    31,499
Total assets excluding
  discontinued operations.......  $  99,243    95,547    98,916    90,982    90,455
Net assets of discontinued
  operations....................  $   3,529    12,434    34,337    39,109    43,853
    Total assets................  $ 102,772   107,981   133,253   130,091   134,308
Total debt......................  $  31,775    43,718    45,733    45,891    53,109
Stockholders' investment........  $  43,997    38,515    62,055    59,529    57,123
Capital employed-total..........  $  75,772    82,233   107,788   105,420   110,232
Capital employed-proforma <F2>..  $  75,772    82,233    85,895    83,527    88,339

Per Share Data
Income from continuing operations:
   Primary and fully diluted....  $    0.69      0.08      0.72      0.61      0.10
Cash dividend...................  $    0.20      0.20      0.20      0.20      0.40
Cash dividend rate at year-end..  $    0.20      0.20      0.20      0.20      0.20
Stockholders' investment........  $    4.19      3.67      5.91      5.68      5.47
Market Price:
   High.........................  $   5-1/2     8-1/2     8-1/4     9        18-3/8
   Low..........................  $   3         3-3/8     5-5/8     3-3/4     3-3/4

Other Data (in thousands)
Backlog.......... ..............  $   7,833     7,998     6,392     9,615     7,467
Depreciation and amortization...  $   6,502     6,700     5,808     5,748     6,115
Capital expenditures <F3>.......  $   5,176     6,318    13,195     5,858     5,977
Average shares outstanding <F4>.     10,500    10,500    10,749    10,807    10,442

Current ratio...................        2.0       1.8       1.7       1.9       1.7
Number of common stockholders...      2,198     2,326     2,440     2,586     2,756
Average number of employees ....        915       920       935       903       927
Sales per employee .............  $ 159,040   146,700   145,000   142,400   140,700

<F1> Excludes impact of non-recurring litigation and restructuring costs of
     $8,743 (pre-tax) in 1993 - see Note 2 to Consolidated Financial
     Statements, and excludes impact of restructuring costs of $6,140 (pre-tax) in 1990.
<F2> Stockholders' investment and capital employed adjusted on a proforma basis for discontinued operations NRV writedown and loss on discontinuance recorded in 1993.
<F3> Exclusive of acquired businesses' plant & equipment at date of acquisition.
<F4> Assuming full dilution.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 12.

As stated in Note 3 therein, Bairnco adopted a restructuring plan effective December 31, 1993, a major component of which involved a formal plan of divestiture relating to the businesses that comprised Bairnco's Specialty Construction Products segment and secure communications electronics operations. The operating results discussed below exclude the discontinued operations.

Results of Operations: 1994 Compared to 1993

Net sales increased 7.8% to $145,522,000 in 1994 from $134,958,000 in 1993. Arlon engineered materials and components sales in 1994 increased $9,817,000, or 11.9%, from 1993 due to strong sales to the graphics market, more than offsetting continued weak sales to the defense related markets. Sales of KASCO replacement products and services increased $747,000, or 1.4%, from 1993 as the European economic improvements were offset by the impact of the retrenchment and refocusing of the KASCO service center business in the fourth quarter of 1994.

The backlog of unfilled orders for Arlon at the end of 1994 was $7,833,000, down slightly from $7,998,000 at the end of 1993.
KASCO does not have a backlog.

In 1994, gross profit increased 1.0% to $53,177,000, or 36.5% of net sales, from $52,645,000, or 39.0% of net sales, in 1993. The increase in gross profit was attributable to the increase in sales, whereas the decline in the gross profit as a percentage of sales was due to a significant decline in KASCO's gross profit resulting from the service center operations and to a lesser extent the lower gross margin at Arlon as a result of the continuing shift in the business mix to lower margin commercial products from higher margin military products.

Selling and administrative expenses increased 1.3% in 1994 to $39,523,000 from $39,028,000 in 1993. As a percent of sales, these expenses decreased to 27.2% in 1994 from 28.9% in 1993. The composition of these expenses continues to change in accordance with the ongoing plan to make the administrative functions more efficient while increasing sales and marketing efforts to develop new products and to increase penetration into selected markets.

Operating profit in 1994 was $13,654,000, or 9.4% of net sales, compared to operating profit in 1993 of $13,617,000, or 10.1% of net sales, excluding the non-recurring restructuring and litigation charges. After recognition of the non-recurring restructuring and litigation costs, which totalled $8,743,000, 1993 operating profit was $4,874,000.

Net interest expense decreased to $2,144,000 in 1994 from $2,248,000 in 1993 due primarily to an $11,943,000 reduction in indebtedness which was largely offset by increased interest rates.

The effective tax rate for 1994 was 37.0% as compared to 68.9% in 1993. The high effective tax rate for 1993 reflects the absence of a tax benefit on a portion of the restructuring costs recognized at KASCO. The provision for income taxes in both years includes all applicable federal, state, local and foreign income taxes. Audits of the Corporation's consolidated U.S. federal income tax returns have been completed for all years through 1992.

Income from continuing operations for 1994 was $7,255,000 or $.69 per share. Excluding the restructuring and litigation related charges, which net of related tax benefits amounted to $6,263,000 or approximately $.60 per share, 1993 income from continuing operations was $7,080,000 or $.67 per share. Income from continuing operations including the charges was $817,000 or $.08 per share in 1993.

Results of Operations: 1993 Compared to 1992

Net sales declined slightly to $134,958,000 in 1993 from $135,581,000 in 1992. Arlon engineered materials and components sales in 1993 increased $3,718,000, or 4.7%, from 1992 due to increased sales of circuit board materials and vinyl graphics materials. KASCO replacement products and services sales in 1993 declined $4,341,000, or 7.6%, as compared to 1992, a result of changes in exchange rates and sales declines in the Canadian and European markets due to the weak economic conditions that prevailed in these established markets throughout the year, partially offset by the increased sales through KASCO service centers.

The backlog of unfilled orders for Arlon at the end of 1993 was $7,998,000, up from $6,392,000 at the end of 1992. The increase was across all major product lines. KASCO does not have a backlog.

In 1993, gross profit decreased 3.8% to $52,645,000, or 39.0% of net sales, from $54,714,000, or 40.4% of net sales, in 1992. This decrease was attributable to the decline in KASCO's sales and an increase in depreciation associated with the major capital expenditures made in 1992.

Selling and administrative expenses increased slightly in 1993 to $39,028,000 from $38,868,000 in 1992. Modest increases in the selling and marketing areas were partially offset by declines in other areas.

During the fourth quarter of 1993, restructuring costs of $5,743,000 (pre-tax) were recognized in conjunction with programs then underway to focus KASCO on those lines of business with the greatest growth and profit potential and to rationalize KASCO's North American production facilities. All but approximately $500,000 of the restructuring costs related to the revaluation of certain assets and other non-cash charges necessitated by the adoption of the restructuring plan. Also in the fourth quarter, Bairnco recorded a $3,000,000 pre-tax provision for anticipated litigation expenses. The litigation provision established a reserve for future litigation related expenditures resulting from the December 1993 bankruptcy filing by Bairnco's former subsidiary, Keene Corporation (see Note 11), and the defense against claims that Bairnco is liable for injuries allegedly caused by asbestos-containing products manufactured by Keene or its predecessors.

Liquidity and Capital Resources

At December 31, 1994, Bairnco had working capital of $26.3 million compared to $20.1 million at December 31, 1993. At December 31,
1994, $31.8 million of total debt was outstanding compared to $43.7 million at the end of 1993. In March 1994, Bairnco's secured reducing revolving credit agreement with a consortium of four banks led by Bank of America, Illinois, and including, SunBank, N.A., NBD
Bank, N.A., and First Union National Bank of Florida, was amended to permit the execution of the restructuring plan adopted by Bairnco effective December 31, 1993. As of December 31, 1994,
$21.4 million of the revolving credit facility provided under the agreement was unused and available for borrowing. The credit agreement expires in August 1997. In addition, approximately $4.0 million was available under various short term domestic and foreign uncommitted credit facilities. Debt was 41.9% of Bairnco's total capitalization at the end of 1994, a decrease from 53.2% at the end of 1993.

Bairnco made $5.2 million of capital expenditures in 1994 as compared to its plan at the start of the year of approximately $6.5 million. Total capital expenditures in 1995 are expected to be approximately $14.4 million which includes approximately $1.0 million deferred from 1994. Reflected in the 1995 capital expenditures plan is approximately $6.0 million related to a new facility which is not committed and is still under review.

Cash provided by operating activities plus the amounts available under the existing credit facilities are expected to be sufficient to fulfill Bairnco's anticipated cash requirements in 1995.

QUARTERLY RESULTS OF OPERATIONS (Unaudited)
(In thousands except per share data)
                                     1st                2nd                 3rd               4th                Total
                                1994     1993      1994     1993      1994     1993      1994     1993       1994     1993
Net Sales.................... $35,676  $33,032   $36,977  $35,336   $35,918  $33,434   $36,951  $33,156   $145,522  $134,958
   Cost of sales.............  22,070   20,478    23,311   21,063    23,054   20,375    23,910   20,397     92,345    82,313
Gross Profit.................  13,606   12,554    13,666   14,273    12,864   13,059    13,041   12,759     53,177    52,645
   Selling and administrative
    expenses.................  10,271    9,650     9,964    9,920    9,396    9,698     9,892    9,760     39,523    39,028
   Restructuring costs <F1>..     --       --        --       --       --       --        --     5,743        --      5,743
   Provision for
    litigation costs <F1>....     --       --        --       --       --       --        --     3,000        --      3,000
Operating Profit (Loss)......   3,335    2,904     3,702    4,353    3,468    3,361     3,149   (5,744)    13,654     4,874
   Interest expense, net.....     501      589       536      575      559      573       548      511      2,144     2,248
Income (loss) before
   income taxes..............   2,834    2,315     3,166    3,778    2,909    2,788     2,601   (6,255)    11,510     2,626
   Provision for income taxes   1,134      903     1,266    1,473    1,164    1,087       691   (1,654)     4,255     1,809
Income (Loss) from
   Continuing Operations..... $ 1,700  $ 1,412   $ 1,900  $ 2,305  $ 1,745  $ 1,701   $ 1,910  $(4,601)  $  7,255  $    817

Earnings (Loss) per Share -
   Continuing Operations..... $  0.16  $  0.13   $  0.18  $  0.22  $  0.17  $  0.16   $  0.18  $ (0.44)  $   0.69  $   0.08

Market Price:
   High...................... $ 3-7/8  $ 8-1/2   $ 5-1/4  $ 6-1/4  $ 5-1/2  $ 5-7/8   $ 4-5/8  $ 4-3/8   $  5-1/2  $  8-1/2
   Low.......................   3-1/4    5-1/4     3        4-3/4    4-1/8    3-3/8     3-3/4    3-1/2      3         3-3/8


<F1> See Note 2 to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 1994, 1993 and 1992
Bairnco Corporation and Subsidiaries
                                          1994            1993            1992
Net Sales............................ $145,522,000    $134,958,000    $135,581,000
  Cost of sales......................   92,345,000      82,313,000      80,867,000
Gross Profit.........................   53,177,000      52,645,000      54,714,000
  Selling and administrative
    expenses.........................   39,523,000      39,028,000      38,868,000
  Restructuring costs (Note 2).......           --       5,743,000             --
  Provision for litigation costs
    (Note 2).........................           --       3,000,000              --
Operating Profit.....................   13,654,000       4,874,000      15,846,000
  Interest expense, net..............    2,144,000       2,248,000       2,911,000
Income before Income Taxes...........   11,510,000       2,626,000      12,935,000
  Provision for income taxes (Note 5)    4,255,000       1,809,000       5,180,000
Income from Continuing Operations....    7,255,000         817,000       7,755,000

  Discontinued Operations (Note 3):
    (Loss) from operations, net of
      income tax (benefit) provision
      of ($6,733,000) and $30,000, in
      1993 and 1992, respectively....           --     (21,679,000)       (257,000)
    (Loss) on discontinuance, net of
      income tax (benefit) of
      ($884,000) in 1993.............           --      (1,716,000)             --
  Net income (loss).................. $  7,255,000    $(22,578,000)   $  7,498,000

Earnings (Loss) per Share of Common
  Stock (Note 4):
Earnings per Share from Continuing
  Operations......................... $       0.69    $       0.08    $       0.72
  Discontinued operations (Note 3)...           --           (2.23)          (0.02)
  Net income (loss).................. $       0.69    $      (2.15)   $       0.70

Dividends per Share of Common Stock.. $       0.20    $       0.20    $       0.20


The accompanying notes are an integral part of these financial statements.




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Bairnco Corporation

We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Orlando, Florida
January 27, 1995

                                                  Arthur Andersen LLP

CONSOLIDATED BALANCE SHEETS

December 31, 1994 and 1993
Bairnco Corporation and Subsidiaries
                                                     1994            1993
Assets
Current Assets:
  Cash and cash equivalents..................  $  1,478,000    $  1,383,000
  Accounts receivable, less allowances of
    $1,097,000 and $844,000, respectively....    20,885,000      18,932,000
  Inventories:
    Raw materials and supplies...............     4,794,000       3,173,000
    Work in process..........................     4,767,000       4,471,000
    Finished goods...........................    10,481,000      11,849,000
                                                 20,042,000      19,493,000
  Deferred income taxes (Note 5).............     4,941,000       3,495,000
  Other current assets (Note 5)..............     4,785,000       2,156,000
      Total current assets...................    52,131,000      45,459,000
Plant and Equipment, at cost:
  Land.......................................     1,241,000       1,344,000
  Buildings and leasehold interests and
    improvements.............................    15,163,000      15,836,000
  Machinery and equipment....................    60,260,000      59,238,000
                                                 76,664,000      76,418,000
  Less - Accumulated depreciation
    and amortization.........................   (40,375,000)    (37,764,000)
                                                 36,289,000      38,654,000
Cost in Excess of Net Assets of Purchased
  Businesses (Note 1)........................     8,201,000       8,244,000
Other Assets (Note 1)........................     2,622,000       3,190,000
Net Assets of Discontinued Operations
  (Note 3)...................................     3,529,000      12,434,000
                                               $102,772,000    $107,981,000

Liabilities and Stockholders' Investment
Current Liabilities:
  Short-term debt............................  $  4,710,000    $  5,130,000
  Current maturities of long-term debt
    (Note 7).................................       201,000         189,000
  Accounts payable...........................     9,762,000       7,363,000
  Accrued expenses (Note 6)..................    11,181,000      12,679,000
      Total current liabilities..............    25,854,000      25,361,000
Long-Term Debt (Note 7)......................    26,864,000      38,399,000
Deferred Income Taxes (Note 5)...............     3,743,000       3,232,000
Other Liabilities............................     2,314,000       2,474,000
Stockholders' Investment (Notes 4, 7 and 8):
  Preferred stock, par value $.01, 5,000,000
    shares authorized, none issued...........           --              --
  Common stock, par value $.01, 30,000,000
    shares authorized, 10,952,124 issued.....       109,000         109,000
  Paid-in capital............................    49,922,000      49,595,000
  Retained earnings (deficit)................     3,766,000      (1,389,000)
  Treasury stock, at cost, 451,865 shares....    (9,800,000)     (9,800,000)
      Total stockholders' investment.........    43,997,000      38,515,000
                                               $102,772,000    $107,981,000


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1994, 1993 and 1992
Bairnco Corporation and Subsidiaries
                                              1994           1993           1992
Cash Flows from Operating Activities:
  Income from continuing operations.....  $ 7,255,000    $   817,000    $ 7,755,000
  Adjustments to reconcile to net cash
    provided by operating activities:
      Depreciation and amortization.....    6,502,000      6,700,000      5,808,000
      Loss on disposal of plant and
        equipment.......................       18,000            --         161,000
      Deferred income taxes.............      242,000       (222,000)     1,083,000
      Changes in non-current assets
        related to restructuring........          --       2,992,000            --
      Change in current assets and
        liabilities, net of effect from
        acquisitions and dispositions:
        (Increase) decrease in accounts
          receivable, net...............   (1,953,000)       575,000     (1,160,000)
        (Increase) decrease in
          inventories...................     (549,000)       284,000       (368,000)
        (Increase) in other current
          assets........................   (2,629,000)       (27,000)      (908,000)
        Increase (decrease) in accounts
          payable.......................    2,399,000       (839,000)       396,000
        (Decrease) in accrued expenses..   (1,498,000)      (284,000)    (1,067,000)
        (Decrease) increase in other
          liabilities...................     (160,000)     1,119,000      1,172,000
  Translation adjustment and other, net.      395,000       (822,000)    (2,829,000)
        Net cash provided by operating
          activities....................   10,022,000     10,293,000     10,043,000

Cash Flows from Investing Activities:
  Capital expenditures..................   (5,176,000)    (6,318,000)   (13,195,000)
  Proceeds from sale of plant and
    equipment...........................    1,728,000            --             --
  Funds provided by discontinued
    operations..........................    7,728,000        350,000      4,515,000
        Net cash provided by (used in)
          investing activities..........    4,280,000     (5,968,000)    (8,680,000)

Cash Flows from Financing Activities:
  Net (repayment) borrowings of external
    debt................................  (12,107,000)    (1,697,000)       462,000
  Payment of dividends..................   (2,100,000)    (2,100,000)    (2,098,000)
  Repurchase of the Corporation's stock.          --             --          (1,000)
  Exercise of stock options.............          --          20,000         51,000
        Net cash (used in) financing
          activities....................  (14,207,000)    (3,777,000)    (1,586,000)

Net increase (decrease) in cash
  and cash equivalents..................       95,000        548,000       (223,000)
Cash and cash equivalents,
  beginning of year.....................    1,383,000        835,000      1,058,000

Cash and cash equivalents, end of year..  $ 1,478,000    $ 1,383,000    $   835,000

Cash paid (received) during the year for:
  Interest..............................  $ 2,242,000    $ 2,138,000    $ 2,931,000
  Income Taxes..........................  $  (533,000)   $ 2,703,000    $ 1,161,000


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 1994, 1993, and 1992
Bairnco Corporation and Subsidiaries

                                                              Retained
                                      Common     Paid-In      Earnings       Treasury
                                      Stock      Capital      (Deficit)       Stock
Balance, December 31, 1991........  $109,000   $51,330,000   $17,889,000   $(9,799,000)
 Net income.......................       --            --      7,498,000           --
 Acquisition of treasury stock
   (176 shares at cost)...........       --            --            --         (1,000)
 Cash dividends ($.20 per share)..       --            --     (2,098,000)          --
 Issuance of 10,225 shares
   pursuant to exercise of
   stock options..................       --         51,000           --            --
 Currency translation adjustment
   (Note 1).......................       --     (2,924,000)          --            --

Balance, December 31, 1992........   109,000    48,457,000    23,289,000    (9,800,000)
 Net (loss).......................       --            --    (22,578,000)          --
 Cash dividends ($.20 per share)..       --            --     (2,100,000)          --
 Issuance of 4,000 shares
   pursuant to exercise of
   stock options..................       --         20,000           --            --
 Currency translation adjustment
   (Note 1).......................       --       (724,000)          --            --
 Transfer of currency translation
   adjustment related to
   discontinued operations to
   income statement...............       --      1,842,000           --            --

Balance, December 31, 1993........   109,000    49,595,000    (1,389,000)   (9,800,000)
 Net income.......................       --            --      7,255,000           --
 Cash dividends ($.20 per share)..       --            --     (2,100,000)          --
 Currency translation adjustment
   (Note 1).......................       --        327,000           --            --

Balance, December 31, 1994........  $109,000   $49,922,000   $ 3,766,000   $(9,800,000)



The accompanying notes are integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) Summary of Significant Accounting Policies

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Bairnco Corporation and its subsidiaries (Bairnco or the Corporation) after the elimination of all material intercompany accounts and transactions.

Consolidated statements of cash flows:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with a maturity of less than three months as cash and cash equivalents for the purposes of the consolidated statements of cash flows.

Inventories:

Inventories are stated at cost, which is not in excess of market. Inventory costs include material, labor and overhead. Inventories are stated principally on a first-in, first-out (FIFO) basis.

Plant and equipment:

The Corporation provides for depreciation of plant and equipment principally on a straight-line basis by charges to income in amounts estimated to allocate the cost of these assets over their useful lives. Rates of depreciation vary among the several classifications as well as among the constituent items in each classification, but generally fall within the following ranges:

                                                Years
  Buildings and leasehold interests
    and improvements                            5 - 40
  Machinery and equipment                       3 - 20

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of income.

Leasehold interests and improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter. Maintenance and repairs are charged to operations. Renewals and betterments are capitalized.

Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

Cost in excess of net assets of purchased businesses:

Cost in excess of net assets of purchased businesses acquired prior to 1971 is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $5,816,000 at December 31, 1994, is being amortized over 40 years. Accumulated amortization at December 31, 1994 was $1,099,000. Amortization expense of $146,000, $221,000 and $230,000 was recognized during 1994, 1993 and 1992, respectively.

Intangibles:

Intangible assets of purchased businesses, net of amortization, are included in other assets and totalled $127,000 and $650,000 at December 31, 1994 and 1993, respectively. These items are amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $159,000 during 1994, $217,000 during 1993 and $359,000 during 1992.

Approximately $361,000 of the decrease in intangibles in 1994 is attributable to the sale of Arlon's silicone rubber specialties product line.

Translation of foreign currencies:

Balance sheet accounts of foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date while income and expenses are translated at the monthly average rates of exchange in effect during the year. The cumulative effect of such translation adjustments has been included as an increase to paid-in capital and was $1.9 million and $1.6 million at December 31, 1994 and 1993, respectively.


(2) Restructuring Costs and Provision For Litigation Costs

Pursuant to the restructuring plan adopted by Bairnco effective December 31, 1993, restructuring costs totalling $5,743,000 (pre-tax) were recognized in the fourth quarter of 1993. The restructuring costs were entirely attributable to programs underway at Bairnco's KASCO subsidiary to phase out unprofitable and low potential product lines and to rationalize KASCO's North American production facilities. All but approximately $500,000 of the restructuring costs related to the revaluation of certain assets and other non-cash charges necessitated by the adoption of the restructuring plan. The charges included a reduction of approximately $2.5 million in the carrying value of KASCO's cost in excess of net assets of purchased businesses as well as adjustments to the carrying values of inventory, machinery and equipment, and other current assets.

In the fourth quarter of 1993, Bairnco also recorded a $3,000,000 pre-tax provision for anticipated litigation expenses. The litigation provision established a reserve for future litigation related expenditures resulting from the December 1993 bankruptcy filing by Bairnco's former subsidiary, Keene Corporation (see Note 11 to Consolidated Financial Statements), and the defense against claims that Bairnco is liable for injuries allegedly caused by asbestos-containing products manufactured or distributed by Keene or its predecessors.

After recognition of related tax benefits, these two items reduced income from continuing operations in 1993 by $6,263,000 or approximately $.60 per share.


(3) Discontinued Operations

The restructuring plan adopted by Bairnco effective December 31, 1993, included a formal plan of divestiture relating to the businesses that comprised Bairnco's Specialty Construction Products segment and secure communications electronics operations. Accordingly, these businesses were classified as discontinued operations for financial reporting purposes as of December 31, 1993.

In connection with management's plan to sell these businesses, the 1993 loss from operations for the discontinued operations included a charge to adjust the carrying values of the related assets and liabilities to their expected net realizable value of $12.4 million as of December 31, 1993 which was comprised of estimated net sales proceeds and tax benefits associated with the divestitures. The loss on discontinuance for the discontinued operations included provisions for estimated operating losses until divestiture and other costs expected to be incurred as a result of the divestiture plan.

During 1994 the majority of the Specialty Construction businesses were sold and plans are underway concerning the disposition of the smallest and last remaining operation of the Specialty Construction business. The sales price of the net assets sold of the discontinued operations was approximately $2.9 million in 1994. The secure communications business was restructured during the year bringing the operation to an acceptable level of profitability. Negotiations for this operation have not yet resulted in an offer equal to the value that management believes is inherent in the operation. The business continues to be reported as a discontinued operation. The net realizable value of discontinued operations as of December 31, 1994 was $3.5 million which consisted of estimated net sales proceeds and tax benefits associated with the remaining operations to be sold. These operations are expected to be disposed of during 1995.

Net sales from the discontinued operations for the years ended December 31, 1994, 1993 and 1992 were $20.2 million, $22.8 million and $28.9 million, respectively. The 1994 losses of the discontinued operations approximated the prior estimates.


(4) Earnings per Share

Primary and fully diluted earnings per share are equal within each of the years ended December 31, 1994, 1993 and 1992. Earnings per share are based on the weighted average number of shares outstanding during the year as follows:

                       1994          1993          1992

  Primary           10,500,000    10,500,000    10,744,000
  Fully Diluted     10,500,000    10,500,000    10,749,000

Primary and fully diluted shares outstanding reflect all common stock equivalents (primarily outstanding stock options as described in Note 8 to the Consolidated Financial Statements) to the extent they are not antidilutive.


(5)  Income Taxes

The components of income from continuing operations before income taxes and the provisions for domestic and foreign income taxes on continuing operations are as follows:

                                        1994           1993           1992
Income (Loss) before
  Income Taxes:
    Domestic.....................   $11,096,000    $ 3,116,000    $10,927,000
    Foreign......................       414,000       (490,000)     2,008,000
  Total Income before
    Income Taxes.................   $11,510,000    $ 2,626,000    $12,935,000

Provision for Income Taxes:
  Domestic:
    Currently payable............   $ 3,731,000    $ 2,418,000    $ 1,506,000
    Deferred.....................       751,000       (439,000)     2,986,000
  Foreign:
    Currently payable............      (135,000)       (19,000)       735,000
    Deferred.....................       (92,000)      (151,000)       (47,000)
  Total Provision for
    Income Taxes.................   $ 4,255,000    $ 1,809,000    $ 5,180,000

Bairnco's restated net current and non-current deferred tax assets (liabilities) are comprised of the following at December 31:

                                        1994           1993           1992
Current Deferred Tax Items:
  Accrued Expenses...............   $ 2,528,000    $ 2,521,000    $ 1,724,000
  Other..........................     1,236,000        974,000      1,262,000
  Tax Credit Carryforwards.......     1,177,000             --            --
  Net Current Deferred
    Tax Asset....................     4,941,000      3,495,000      2,986,000

Non-Current Deferred Tax Items:
  Fixed Assets...................    (2,749,000)    (2,196,000)    (1,639,000)
  Pensions.......................      (781,000)      (716,000)      (766,000)
  Intangible Assets..............      (102,000)      (168,000)      (183,000)
  Other..........................      (111,000)      (152,000)      (357,000)
  Net Non-Current
    Deferred Tax Liability.......    (3,743,000)    (3,232,000)    (2,945,000)

    Net Deferred Tax Asset.......   $ 1,198,000    $   263,000    $    41,000

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences. As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

As a result of tax benefits of approximately $7.7 million to be realized from the discontinued operations sold in 1994, certain reclassifications were made between current and deferred income taxes and net assets of discontinued operations. Other current assets on the balance sheet include current income taxes receivable of $3,527,000 at December 31, 1994 due to the reclassifications. Current income taxes receivable of $1,091,000 were included in other current assets at December 31, 1993.

In 1994, 1993 and 1992 the Corporation's restated effective tax rates were 37.0%, 68.9% and 40.1%, respectively, of income (loss) from continuing operations before income taxes. An analysis of the differences between these rates and the U.S. federal statutory income tax rate is as follows:

                                        1994           1993           1992
Computed income taxes
  at statutory rate..............   $ 3,910,000    $   893,000    $ 4,398,000
State and local taxes, net
  of federal tax benefit.........       310,000         63,000        359,000
Write-off of goodwill............            --        865,000            --
Dividend income..................       185,000        160,000        156,000
Amortization of goodwill.........        43,000         55,000         60,000
Foreign income taxed at
  different rates................      (368,000)        (4,000)         5,000
Tax credits......................      (242,000)      (175,000)      (138,000)
Other, net.......................       417,000        (48,000)       340,000
Provision for income taxes.......   $ 4,255,000    $ 1,809,000    $ 5,180,000


Audits of the federal income tax returns of the Corporation and its subsidiaries have been completed through 1992.

Provision has not been made for U.S. income taxes on approximately $3.2 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that U.S. foreign tax credits would largely eliminate any U.S. income tax incurred.


(6)  Accrued Expenses

Accrued expenses consisted of the following as of December 31, 1994 and 1993, respectively:

                                        1994            1993

Salaries and wages..............    $ 2,521,000     $ 1,520,000
Income taxes....................        315,000             --
Insurance.......................      2,165,000       2,346,000
Litigation......................      2,163,000       3,812,000
Other accrued expenses..........      4,017,000       5,001,000
  Total accrued expenses........    $11,181,000     $12,679,000


(7)  Long-Term Debt

Long-term debt consists of the following as of December 31:

                                        1994               1993

Revolving Credit Notes..........    $23,553,000        $37,893,000
Equipment Loans.................        464,000            639,000
Industrial Revenue Bonds........      3,000,000                --
Other...........................         48,000             56,000
                                     27,065,000         38,588,000
Less Current Maturities.........        201,000            189,000
  Total.........................    $26,864,000        $38,399,000

The Corporation has a credit agreement ("Credit Agreement") with a consortium of four banks which provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 1994 of $45 million and a letter of credit facility of at least $10 million, although the letter of credit facility may be increased up to $20 million with a corresponding decrease in the revolving credit facility. At December 31, 1994, $23.6 million of revolving credit was outstanding and payable in installments from 1995 to 1997. In addition, $10.0 million of irrevocable standby letters of credit were outstanding under the Credit Agreement which are not reflected in the accompanying consolidated financial statements. Approximately $6.7 million of the letters of credit guarantee various trade and insurance activities. An outstanding $3.3 million letter of credit supports the Industrial Revenue Bonds. Interest rates vary on the revolving credit and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the revolving credit outstanding at December 31, 1994, were 7.1% on U.S. borrowings and ranged from 6.3% to 6.8% on European borrowings. A commitment fee is paid on the unused portion of the total credit.

Substantially all of the assets of the Corporation and its U.S. subsidiaries are pledged as collateral under the Credit Agreement, which expires on August 31, 1997.

The Credit Agreement contains covenants which require the Corporation to meet minimum interest coverage ratios and which limit the ratio of total liabilities to stockholders' investment as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. The Credit Agreement also places certain restrictions on the declaration of dividends and repurchases of the Corporation's stock. At December 31, 1994, future declarations of dividends and repurchases of Bairnco's stock, were limited to $1,714,000 plus 25% of future consolidated quarterly net earnings of the Corporation. At December 31, 1994 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has equipment loans, mortgages and other debt outstanding at rates of 6.0% to 7.8% due in 1995 through 1998.

The annual maturity requirements for amounts due after December 31, 1994, are summarized as follows:

Year Ended December 31,
  1995........................  $   201,000
  1996........................      187,000
  1997........................   23,665,000
  1998........................       12,000
  1999........................           --
Due after December 31, 1999...    3,000,000
  Total Long-Term Debt........  $27,065,000


(8) Stock Options

The Corporation has a stock incentive plan which was established in 1990 ("1990 Plan"). The 1990 Plan permits the grant of options to purchase not more than 2,500,000 shares of common stock. The 1990 Plan provides for the grant of non-qualified options and options qualifying as incentive stock options under the Internal Revenue Code to key employees and each outside Director of the Corporation at an option price equal to the fair market value on the date of grant. Non-qualified stock options may also be granted at book value. The term of each option may not exceed 10 years from the date the option becomes exercisable (or, in the case of an incentive stock option, 10 years from the date of grant).

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 250,000 shares of common stock at option prices equal to the fair market value or book value on the date of grant. These performance options become exercisable in equal installments if levels of $.70, $.75 and $.80 of net income per share are attained by the Corporation during calendar years up through 1995 (with only one installment becoming exercisable for a given year) or, become fully exercisable on the tenth anniversary of the date of grant if the executive is still employed by the Corporation. On January 28, 1993, 83,333 of these options became exercisable as a result of the Corporation's earnings performance for 1992. These options remain exercisable for ten years from the date they first become exercisable.

Changes in the stock options granted under the 1990 Plan during 1994 and 1993 were as follows:

                                        1994          1993
Outstanding options,
  beginning of year.............     1,086,287     1,090,320
Options granted between
  $3.375 and $7.375 per share...        32,500        18,300
Options canceled between
  $4.00 and $7.75 per share.....      (136,637)      (18,333)
Options exercised at
  $5.00 per share...............           --         (4,000)
Outstanding options between
  $3.375 and $8.25 per share,
    end of year.................       982,150     1,086,287
Exercisable options between
  $4.00 and $8.25 per share,
    end of year.................       666,397       650,937

At December 31, 1994, 1,401,375 shares were available for option grants under the 1990 Plan. There were no charges to income in connection with stock option activity during the years presented.


(9)  Pension Plans

The Corporation has several pension plans which cover substantially all of its employees. The benefits paid under these plans generally are based on employees' years of service and compensation during the last years of employment. Annual contributions made to the U.S. plans are determined in compliance with the minimum funding requirements of ERISA using a different actuarial cost method and actuarial assumptions than are used for determining pension expense for book accounting purposes. Plan assets consist primarily of publicly traded equity and debt securities. The Corporation maintains unfunded supplemental plans in the United States to provide retirement benefits in excess of levels provided under the Corporation's other plans. The Corporation's foreign subsidiaries provide retirement benefits for employees consistent with local practices. The foreign plans are not significant in the aggregate and therefore are not included in the following disclosures.

Net periodic pension cost for the U.S. plans included the following:

                                        1994           1993           1992
Service cost-benefits
  earned during the year........    $   915,000    $   962,000    $   913,000
Interest cost on projected
  benefit obligation............      1,493,000      1,405,000      1,305,000
Return on plan assets:
  Expected return-(gain)........     (1,803,000)    (1,661,000)    (1,520,000)
  Asset gain (loss).............     (2,774,000)       242,000       (710,000)
  Actual return-loss (gain).....        971,000     (1,903,000)      (810,000)
Net amortization and deferral...     (2,584,000)       471,000       (493,000)
Net periodic pension cost.......    $   795,000    $   935,000    $   915,000

The following table describes the funded status of U.S. pension plans. Overfunded plans are those in which the amount provided for future benefits (fair value of plan assets) exceeds the accumulated benefit obligation (actuarial present value of benefits earned to date based on present pay levels).

                                             1994                          1993
                                   Overfunded    Underfunded     Overfunded    Underfunded
Actuarial present value of
  benefit obligation:
    Vested.....................  $(15,580,000)  $ (2,190,000)  $(16,039,000)  $ (2,190,000)
    Non-vested.................      (430,000)       (43,000)      (517,000)       (44,000)
Accumulated benefit
  obligation...................   (16,010,000)    (2,233,000)   (16,556,000)    (2,234,000)
Additional amounts related
  to projected pay increases...    (2,224,000)       (57,000)    (2,641,000)      (119,000)
Projected benefit obligation...   (18,234,000)    (2,290,000)   (19,197,000)    (2,353,000)
Plan assets at fair value......    17,841,000      1,338,000     18,493,000      1,306,000
Projected benefit obligation
  in excess of plan assets.....      (393,000)      (952,000)      (704,000)    (1,047,000)
Unrecognized net transition
  obligation...................       491,000        369,000        570,000         52,000
Unrecognized prior service
  cost.........................        (4,000)       139,000        220,000        448,000
Unrecognized net loss..........     1,956,000        262,000      2,034,000        393,000
Adjustment to recognize
  minimum liability............           --        (713,000)           --        (774,000)
Prepaid (accrued) pension
  cost recognized in balance
  sheet at September 30........     2,050,000       (895,000)     2,120,000       (928,000)
Fourth quarter accruals........      (147,000)       (51,000)      (187,000)       (46,000)
Fourth quarter contributions...       179,000         42,000        201,000         70,000
Effect of curtailment..........      (136,000)           --             --             --
Prepaid (accrued) pension
  costs at December 31.........  $  1,946,000   $   (904,000)  $  2,134,000   $   (904,000)

The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 8% at September 30, 1994 and 7% at September 30, 1993. The rate of projected pay increases, where applicable, was 5% at both September 30, 1994 and 1993. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 1994 and 1993.


(10) Business Segment Data

The Corporation has operations in Canada and several European countries. Information about the Corporation's operations by geographical area for the years ended December 31, 1994, 1993 and 1992 is as follows:

                                              Segment
                                             Operating
                            Net Sales       Profit Loss        Assets <F3>
1994

United States...........  $119,045,000     $ 12,754,000      $ 80,579,000
Foreign.................    26,477,000          900,000        18,664,000

     Total..............  $145,522,000     $ 13,654,000      $ 99,243,000

1993

United States...........  $108,132,000     $  7,475,000 <F1> $ 76,165,000
Foreign.................    26,826,000       (2,601,000) <F2>  19,382,000

     Total..............  $134,958,000     $  4,874,000      $ 95,547,000

1992

United States...........  $105,703,000     $ 12,808,000      $ 77,351,000
Foreign.................    29,878,000        3,038,000        21,565,000

     Total..............  $135,581,000     $ 15,846,000      $ 98,916,000

<F1>  After $4,736,000 of restructuring and litigation costs - see Note 2 to Consolidated Financial Statements.
<F2>  After $4,007,000 of restructuring costs - see Note 2 to Consolidated
      Financial Statements.
<F3>  Excludes net assets of discontinued operations of $3,529,000,
      $12,434,000 and $34,337,000 for 1994, 1993 and 1992, respectively.

Information about the Corporation's major lines of business for the years ended December 31, 1994, 1993 and 1992 is as follows:


                                                                  Segment                                 Depreciation
                                                                 Operating                    Capital         and
                                                  Net Sales    Profit(Loss)     Assets <F1>  Expenditures  Amortization
1994

Engineered Materials and Components (Arlon)..   $ 92,214,000   $15,712,000     $50,234,000   $ 2,084,000   $  3,562,000
Replacement Products and Services (KASCO)....     53,308,000     2,197,000      39,317,000     3,083,000      2,874,000
Corporate....................................            --     (4,255,000)      9,692,000         9,000         66,000

         Total...............................   $145,522,000   $13,654,000     $99,243,000   $ 5,176,000   $  6,502,000

1993

Engineered Materials and Components (Arlon)     $ 82,397,000   $12,884,000     $48,870,000   $ 2,673,000   $  3,523,000
  Replacement Products and Services -
    Operations...............................     52,561,000     5,625,000      40,205,000     3,617,000      3,096,000
  Replacement Products and Services -
    Restructuring............................            --     (5,743,000)            --            --             --
Replacement Products and Services (KASCO)....     52,561,000      (118,000)     40,205,000     3,617,000      3,096,000
Corporate....................................            --     (7,892,000)<F2>  6,472,000        28,000         81,000

         Total...............................   $134,958,000   $ 4,874,000     $95,547,000   $ 6,318,000   $  6,700,000

1992

Engineered Materials and Components (Arlon)..   $ 78,679,000   $13,359,000     $48,949,000   $ 9,274,000   $  3,128,000
Replacement Products and Services (KASCO)....     56,902,000     7,277,000      45,776,000     3,866,000      2,592,000
Corporate....................................            --     (4,790,000)      4,191,000        55,000         88,000

         Total...............................   $135,581,000   $15,846,000     $98,916,000   $13,195,000   $  5,808,000

<F1> Excludes net assets of discontinued operations of $3,529,000, $12,434,000 and $34,337,000 for 1994, 1993 and 1992, respectively.
<F2> Includes $3.0 million provision for anticipated litigation costs - See
     Note 2 to Consolidated Financial Statements.

(11) Contingencies

Since its announcement in January 1990 of its intention to spin off Keene, Bairnco has been named as a defendant in a number of individual personal injury and wrongful death cases in which it is alleged that Bairnco is derivatively liable for the asbestos-related claims against Keene. In 1993, Bairnco and certain of its present and former officers and directors were also named as defendants in two purported class actions in which the same types of claims were made. Both of these purported class actions, which have been consolidated in the United States District Court for the Southern District of New York, have been stayed by order of the Bankruptcy Court for the Southern District of New York, as described in the following paragraph.

On December 6, 1993, Keene filed for protection under Chapter 11 of the Bankruptcy Code. The filing and certain subsequent proceedings led to a stay of the asbestos-related individual and class actions referred to above. In an order entered on March 11, 1994, the Bankruptcy Court overseeing the reorganization of Keene entered an order appointing an examiner (the "Examiner") to evaluate and report to the Court whether there are any viable claims arising out of the transfer of assets for value by Keene to other subsidiaries of Bairnco or the spinoffs of certain subsidiaries, including Keene, by Bairnco. Bairnco provided evidence and other information to the Examiner. The Examiner's preliminary report was released on October 3, 1994. Since that time, the Court has held a number of hearings at which the report has been discussed. The Court has not ruled on whether the potential claims discussed in the report should be prosecuted, and if so by whom or under what circumstances.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1994.



CORPORATE INFORMATION

Corporate Office

Suite 300, 2251 Lucien Way
Maitland, Florida 32751
407-875-2222

Principal Facilities

Bear, Delaware
City of Industry, California
East Providence, Rhode Island
Rancho Cucamonga, California
St. Louis, Missouri
Santa Ana, California
Vancouver, B.C., Canada
Toronto, Ontario, Canada
Antwerp, Belgium
Gwent, Wales, United Kingdom
Paris, France
Pansdorf, Germany

Transfer Agent and Registrar

Trust Company Bank
P.O. Box 4625
Atlanta, Georgia 30302
404-588-7815

Independent Certified Public Accountants

Arthur Andersen LLP
200 South Orange Avenue, Suite 2100
Orlando, Florida 32801
407-841-4601

Stock Listing

Bairnco common stock is listed on the
New York Stock Exchange. Symbol - BZ.

Annual Meeting

The annual stockholders meeting will be held at Sun Bank Center, Office Tower 2, University Hall, 200 South Orange Avenue,
Orlando, Florida 32801,
on April 21, 1995 at 10:00 a.m.

Form 10-K

Stockholders may obtain without charge a copy of Bairnco's
Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information

Contact Investor Relations at Bairnco's Corporate Office.

BAIRNCO
CORPORATION
Suite 300, 2251 Lucien Way
Maitland, Florida 32751
407-875-2222
FAX 407-875-3398