Form 10-K, Exhibit 13
period 1995-12-31
BAIRNCO CORP /DE/
filed 1996-03-27
CIK 350750

BAIRNCO CORPORATION
ANNUAL REPORT 1995


THE COMPANY

Bairnco Corporation is a diversified multinational company that operates two business sectors.

Engineered materials and components are designed, manufactured and sold under the Arlon brand identity to electronic, industrial and commercial markets. These products are based on a common technology in coating, laminating and dispersion chemistry. Arlon's principal products include high performance materials for the printed circuit board industry, cast and calendered vinyl film systems, custom engineered laminates and pressure sensitive adhesive systems, and calendered and extruded silicone rubber insulation products used in a broad range of industrial, consumer and commercial products.

Replacement products and services are manufactured and distributed under the Kasco name principally to retail food stores and meat, poultry and fish processing plants throughout the United States, Canada and Europe. The principal products include replacement band saw blades for cutting meat, fish, wood and metal, and on-site maintenance services for the retail food industry primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in Canada and France. These products are sold under a number of brand names including Kasco in the United States and Canada, Atlantic Service in the United Kingdom, and Bertram & Graf and Biro in Continental Europe.

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


CONTENTS

Financial Highlights...................................  1
Letter to our Stockholders.............................  2
Engineered Materials & Components (Arlon)..............  4
Replacement Products & Services (Kasco)................  7
Directors and Management...............................  8
Financial History......................................  9
Management's Discussion and Analysis................... 10
Quarterly Results of Operations........................ 12
Report of Independent Certified Public Accountants..... 13
Consolidated Financial Statements.... ................. 14
Notes to Consolidated Financial Statements............. 18



FINANCIAL HIGHLIGHTS
(In thousands except per share data)
                                                             Percent Change
                           1995       1994       1993        95/94   94/93
Net Sales                  $ 150,507  $ 145,522  $ 134,958     3%      8%

Earnings before Interest,
  Charges and Taxes <F1>   $  14,633  $  13,654  $  13,617     7%      0%

Operating Profit           $  14,633  $  13,654  $   4,874     7%    180%

Income from
  Continuing Operations    $   7,781  $   7,255  $     817     7%    788%

Earnings per Share from
  Continuing Operations    $    0.75  $    0.69  $    0.08     9%    763%

Cash Dividends per Share   $    0.20  $    0.20  $    0.20     0%      0%

Stockholders' Investment
  per Share                $    4.60  $    4.19  $    3.67    10%     14%

Total Assets               $  98,196  $ 102,772  $ 107,981    (4%)    (5%)

Stockholders' Investment   $  48,024  $  43,997  $  38,515     9%     14%

Average Shares Outstanding    10,440     10,500     10,500    (1%)     0%

<F1>  Excludes impact of non-recurring litigation and restructuring costs of
      $8,743 in 1993 - see Note 2 to Consolidated Financial Statements.

Graphic - Bar Chart depicting Sales (y-axis) for five years - 1991 to 1995 (x-axis):

	Year          Sales
		  (in thousands)

	1991         $128,566
	1992         $135,581
	1993         $134,958
	1994         $145,522
	1995         $150,507

Graphic - Bar Chart depicting Income from Continuin Operations (y-axis) for five years - 1991 to 1995 (x-axis):

		  Income from
	Year      Continuing Operations
		  (in thousands)

	1991            $6,643
	1992            $7,755
	1993            $  817
	1994            $7,255
	1995            $7,781




LETTER TO OUR STOCKHOLDERS

1995 was a year of continued progress for Bairnco. Sales and earnings increased. Debt was again reduced. Our strong financial condition improved. The quality and focus of management was improved in several operations.

FINANCIAL RESULTS
Sales increased 3.4% to $150,507,000 in 1995 from $145,522,000 in 1994.
Arlon's sales increased 7.8%. Kasco's sales decreased 4.1% which was planned as part of the program to focus Kasco on its core business.

In 1995, gross profit increased nominally to $53,317,000 from $53,177,000 in the prior year. The favorable impact from increased sales was offset by the decline in gross profit margins to 35.4% from 36.5% last year. Arlon's gross profit increased only 3.1% as a result of the growth in lower margin commercial products and margin erosion in certain market segments due to competitive pressures. Kasco's gross profit declined 3.5% as a result of the 4.1% sales decrease, whereas its gross profit margin increased slightly due to an improved sales mix and reduced manufacturing costs.

Selling and administrative expenses decreased $839,000 or 2.1% to $38,684,000 from $39,523,000 in 1994. As a percent of sales, these expenses decreased to 25.7% in 1995 from 27.2% in 1994. Selling expense decreased slightly as the reductions in Kasco from focusing on the core business were partially offset by the continued investment in sales and marketing expenses to grow selected Arlon segments. Administrative expenses continued to be reduced both absolutely and as a percentage of sales. Research and development expenses increased 3.0% as Bairnco continued to invest in the development of new products and improved quality.

Earnings before taxes increased 9.5% to $12,607,000 in 1995 as compared to $11,510,000 in 1994. The effective tax rate increased to 38.3% from 37.0% in 1994.

Net income increased 7.3% to $7,781,000 in 1995 as compared to $7,255,000 in 1994. Earnings per share increased 8.7% to $.75 from $.69 last year. As a result of the stock repurchase program, the average number of shares outstanding in 1995 was 10,440,000, a 0.6% decrease from the 10,500,000 average outstanding in 1994.

DIVESTITURES
During 1995 the two small remaining operations that have been carried as discontinued operations as the result of the restructuring in 1993 were sold for prices consistent with the original restructuring.

FINANCIAL MANAGEMENT
Return on capital employed increased to 11.9% from 10.6% last year.
However, the return on stockholders' investment in 1995 was 16.7% down from 17.4% last year as a result of reduced debt and increased net worth. Management continues to work towards our long term objectives of a 20% return on stockholders' investment and a 15% return on total capital employed.

In 1995, Bairnco's Board of Directors authorized the repurchase of up to $5,000,000 of its common stock. During the year the Company repurchased 486,200 shares for $2,580,000. The Board has authorized management to continue its stock repurchase program in 1996 subject to market conditions and the capital requirements of the business.

Working capital as a percent of sales increased from 18.1% to 18.8%.
The increase in accounts receivable is due to the increase in export business which has longer payment terms. Inventories increased 18.4% or $3.7 million. Inventories were built in anticipation of higher sales which did not materialize in the last part of the year. A program is in place to reduce excess inventories during 1996.

Net cash flows provided by operating activities were $14,665,000. These cash flows provided the cash used to reduce debt, fund Bairnco's capital expenditure program, pay dividends and repurchase stock in 1995.

During 1995 total debt was reduced by $7,197,000. Debt as a percent of equity declined to 51.2% from 72.2% in 1994. At yearend 1995, Bairnco had $22.7 million available under its revolving credit agreement, and $5.6 million available under short term lines of credit.

1995 capital expenditures were $4,831,000 as compared to a plan of $14,400,000. The reduction in capital expenditures from plan was due primarily to the deferment of a capacity addition from 1995 to 1997. Substantial improvements in operating efficiencies in 1995 and planned for 1996 permitted the postponement of this major capital expenditure. Depreciation and amortization was $6,314,000. The focus of the capital expenditure program during 1995 was primarily on required replacements, efficiency and quality improvements, and some capacity additions.

The capital expenditure plan for 1996 is approximately $12.3 million. Depreciation and amortization is estimated to be approximately $7.0 million. The planned capital expenditures include anticipated replacements, quality improvements, cost reduction projects, new product developments, new processing equipment and capacity additions. Approximately $3 million of the planned expenditures are contingent upon the realization of the anticipated growth in several segments of the electronic markets.

DIVIDEND
The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT
During September, 1995, Elmer Pruim, Controller of Bairnco Corporation, also was appointed acting President of Kasco North America. Elmer had been working with Kasco management from the beginning of the year to improve the efficiencies of the administrative and management support functions. His role was expanded to further expedite the management process of improved customer service, continued cost reductions and efficiency improvement programs. Jim Whiteaker resigned to pursue other interests.

During 1995 the management development program, which is one of the keys to our future success, continued to make progress in all operations. Many key positions were filled or upgraded through a combination of internal promotions and external additions. The ongoing improvement and development of all our employees remains a critical and never ending requirement for Bairnco's future success.

SUMMARY AND OUTLOOK
1995 was a year of progress for Bairnco. Arlon's results continued to manifest the benefits of investing in the development of new products, new markets, and expanded sales, marketing and research efforts.

The program of refocusing Kasco North America to become the preeminent supplier of cutting products and routine in-store equipment services made substantial progress during the year. There were substantial expenses incurred in the reengineering and cost reduction programs. By the fourth quarter some of the benefits of the actions started to appear in the financial results as compared to last year. The process is continuing and will take time. We do, however, expect to see continuing benefits in 1996 and beyond from the actions taken and to be taken.

The outlook for 1996 is for improved sales and earnings. The US economy is expected to experience slow growth during 1996. The continuing maintenance of high relative interest rates by the Federal Reserve is expected to further slow the economy, if not result in no growth or a modest recession. The pressures from many of our suppliers to increase their prices has abated with the exception of some select materials that remain in short supply. It is expected that the combination of growth in certain niche markets, benefits accruing from past and programmed cost reduction efforts, aggressive efficiency improvement projects, as well as modest price increases, should result in continued financial improvement for 1996.

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

The core of the Electronic Substrates line includes premium high temperature capable laminate products used in circuit boards for military electronics and sophisticated commercial applications, such as the surface mount electronics for the Motorola worldwide satellite telephone systems (Iridium), and circuit boards used in burn-in ovens to routinely test semiconductors. Intermediate temperature laminates which provide both improved product reliability in the field and ease of manufacture are also key to the line. Specialty products have been developed for the surface mounting of computer chips on circuit boards and multi-chip modules which are growing segments of the printed circuit board market. Efforts at the Rancho Cucamonga, California facility continue to stress improved customer responsiveness both in product design as well as shortened delivery time. This facility received the ISO 9002 International Quality Standard certification at the end of 1995.

The Microwave Materials product line produces the world's leading substrates for microwave applications. The business mix has moved from a predominantly military base to technology and cost driven commercial applications. The existing and emerging consumer products operating at microwave frequencies include digital cordless telephones, local and global cellular phone systems, direct broadcast satellite TV systems, global positioning satellite systems, and other personal communications equipment. Additional wireless opportunities for Arlon circuit board materials include local area networks for computers and public business exchange systems or PBX's where telephones operate as microcellular phones within the confines of a facility or complex.

A major emerging market for wireless communications is the new phone systems which are being planned for a number of developing countries such as India and Argentina. These systems are being designed wireless both to reduce system maintenance costs and to expedite and reduce cost of installation. This should be a large and growing market over the next decade, as other countries become involved.

The frequency dependent market area continues to drive toward lower cost to allow greater commercial/consumer penetration by new electronics applications. The Arlon Microwave facility in Bear, Delaware continues to invest in equipment to convert from low volume military to high volume commercial materials. In addition, new product development continues with emphasis on low cost, low signal loss materials.

SPECIALTY GRAPHIC FILMS:
Bairnco manufactures and markets, under the Calon brand name, cast and calendered vinyl films in a wide variety of colors and with varying face stocks and adhesive systems for specialty graphics which are used by commercial sign manufacturers, graphic printing houses, and in numerous commercial and governmental specification applications.

The economic factors affecting this business are the general level of economic activity in the United States, Canada, Europe, South America and the Asian Basin.

Arlon NV, Arlon's Belgium based European common market subsidiary made less progress than expected in 1995. A number of new distributors were recruited during the last half of 1995.

The Santa Ana facility was certified to the ISO 9001 International
Quality Standard in September 1995. Continued investments in equipment and R&D resources yielded further improvements in quality and productivity. Additional productivity gains are expected in 1996.

New graphics products and colors were introduced in 1995 to broaden the entire product offering. The rate of growth in the graphics market slowed materially during 1995. This market is now expected to grow modestly in excess of the economy. Also, 1995 was a year of increased price competition in the lower performance calendered vinyl films.

Additional new products and colors are planned for introduction in 1996. It is also expected that the enhanced sales and marketing resources put in place during 1995 will result in improved market penetration.

CUSTOM ENGINEERED LAMINATES AND ADHESIVE SYSTEMS:
Bairnco manufactures and markets custom engineered laminates and adhesives systems under the Arlon and Chase Foster brand names.

The economic factors impacting this business are primarily the general level of industrial economic activity in the United States.

Graphic - Arlon's Materials for Electronics Division International Quality Standard Team in Rancho Cucamonga, California achieved ISO 9002 at the end of 1995 (from left: Larry Walker, Patricia Zebuth, Rene Martinez, Bob Carini, Jason Gretton and Steve Carrell.)

Graphic - Brian Millard performs in-line inspection for defects during casting of Arlon's Calon II high-performance vinyl. In the foreground can be seen the terminal used to track the film's physical properties which is necessary to confirm conformance to product specifications.

Typical applications include insulating foam tapes for thermopane windows, electrical insulation, thermal insulation panels for appliances and cars, security tags and labels, durable printing stock for high speed laser printing systems, and custom engineered laminates for specific industrial applications.

During the year several low margin products were eliminated as part of a continuing product rationalization program.

Arlon is now focusing on developing new custom engineered laminates and pressure sensitive systems for specific industrial applications. The combination of the Santa Ana, California and East Providence, Rhode Island operations provides a unique ability to meet the needs of new custom laminate applications.

SILICONE RUBBER TECHNOLOGIES:
Bairnco manufactures a line of silicone rubber based materials used in a broad range of consumer, industrial, utility and commercial products. This business is sensitive to the level of general industrial and consumer spending in the United States.

Graphic - Robert Powers and Richard Corrette monitor the performance of a computer controlled vacuum lamination system at Arlon's Materials for Electronics Division, Rancho Cucamonga, California.

Graphic - Arlon's Adhesives & Films Division International Quality Standard Team in Santa Ana, California achieved ISO 9001 in September 1995 (from left:
Brian Millard, Zsolt Katona, Mike Willott, Dinesh Shah, Rande Hawkinson, Martha Westcott, Chuck Bules, Jaime Perez and Mike Gonzalez.)

Typical applications of these materials include silicone rubber roll material used in molding composites, silicone rubber tape to insulate coil windings of electric traction motors (most notably locomotive traction motors), insulating tape for industrial flexible heaters, and power utility applications.

The silicone rubber product line provides significant opportunity for Arlon in a number of areas. During 1995 progress was made in the development of Thermabond, a thermally conductive silicone product line designed to dissipate heat from electronic circuit boards in very high temperature environments. With increasing miniaturization driving requirements for heat removal in electronics circuitry Thermabond will form the core of a broader line of thermal management products. Also, progress was made during the year in identifying new channels of distribution to serve international markets. The distributor agreement with Airtech, a leading supplier of vacuum bagging materials to the composite industry, has begun to develop opportunities in industrial and aerospace composite markets.

Graphic - Gus Hernandez and Frank Angel package finished goods for international shipments at Arlon's Adhesives & Films Division, Santa Ana, California.

In January of 1996, an agreement was reached with Permacel, Inc., principally a manufacturer of pressure sensitive adhesive tapes, for Arlon to acquire the silicone rubber tape operation of that corporation. This acquisition will provide additional growth opportunity for Arlon in the silicone rubber markets.

1996 is anticipated to be another year of continued growth for this segment.

Graphic - Dagoberto Hernandez monitors the laminates overall thickness and performs a surface inspection at Arlon's Materials for Electronics Division, Rancho Cucamonga, Caifornia.

Graphic - Arlon's Materials for Electronics Division International Quality Standard Team in Bear, Delaware (from left: Randy Hoback, Matt Woods, Tom Zawislak, Keith St. John and Mike Conway.)


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

PRODUCTS AND APPLICATIONS

Kasco manufactures band saw blades for cutting, and chopper plates and knives for grinding meat in supermarkets and packing plants, band saw blades used in frozen fish factories, small band saw blades for cutting metal and wood, and large band saw blades for lumber mills. Kasco also distributes related supply products and a seasoning line to supermarkets, as well as other customers.

Kasco also provides preventive maintenance and repair parts and service for a broad range of supermarket equipment primarily in the meat and deli areas in selected markets.

VAN SERVICE:
In North America, Kasco supplies its products and services directly to the supermarket and meat cutting industries through route sales people. They make regularly scheduled calls on the accounts in their region. They both supply the Company's products and provide related equipment maintenance services. The route service people are continuously trained in the service and maintenance of the equipment used in the meat preparation areas of retail food outlets.

The field computerization program permits the route service people to more efficiently service their customer base.

SERVICE CENTERS:
Kasco currently operates service centers in  four regions of North
America. The service centers provide preventive maintenance programs and emergency repair programs for a broad range of equipment primarily in the meat preparation and deli areas of supermarkets and other retail food outlets in their geographical areas.

During 1995 the service center program was refocused on four selected market areas where Kasco can provide cost effective, value added preventive maintenance and emergency service in concentrated geographical markets.
These actions resulted in a $2 million reduction in revenues and phase-out expenses which continued in reducing amounts throughout 1995. The net impact of the cost savings began to be evident during the last part of 1995 and should provide continuing benefits in 1996.

SPECIAL PRODUCTS:
Through its special products group, Kasco supplies band saw blades to OEMs in the meat cutting industry and band saw blades for cutting wood and metal to the OEMs supplying machines to those industries. Special products also sells through general distribution and is responsible for export sales throughout the world with the exception of Europe where such sales are the responsibility of the three Kasco operations in Europe.

EQUIPMENT DISTRIBUTION:
In Canada and France, in addition to providing its standard products, Kasco distributes equipment used in the supermarket industry and in the food processing industry.

MANUFACTURING

Kasco and its subsidiaries have manufacturing operations in St.
Louis, Missouri; City of Industry, California; Toronto, Canada; Gwent, Wales, United Kingdom; and Pansdorf, Germany. During 1995, Kasco's management took numerous actions to improve the efficiencies in manufacturing and distribution. There is now in place a continuing cost reduction program which will result in improved quality, more efficient operations and improved customer service.

Graphic - Kasco's Production Quality Improvement Team in St. Louis, Missouri (standing from left: Stan Sak, Al Lowe, Larry Jones, Bob Hunt and Jerry Brooks; sitting from left: Armando Ibarra, Rose Mayo and Jerry Petersen.)



DIRECTORS (individual photographs)

 Luke E. Fichthorn III
 Chairman and CEO
 Bairnco Corporation

 Charles T. Foley
 President
 Estabrook Capital Management, Inc.

 Richard A. Shantz
 Private Investor

 William F. Yelverton
 CEO - Individual Insurance Group
 Prudential Insurance Company of America


MANAGEMENT (individual photographs)

 Robert M. Carini
 President
 Arlon Materials for Electronics

 Elmer G. Pruim
 Controller, Bairnco Corporation
 Acting President, Kasco Corporation

 Barry M. Steinhart
 Vice President Administration & Secretary
 Bairnco Corporation

 J. Robert Wilkinson
 Vice President Finance & Treasurer
 Bairnco Corporation

 Mike Willott
 President
 Arlon Adhesives & Films



FINANCIAL HISTORY
                              1995       1994     1993     1992     1991
Summary of Operations
($ in thousands)

Net sales.................... $ 150,507  145,522  134,958  135,581  128,566
Gross profit................. $  53,317   53,177   52,645   54,714   52,492
Earnings before interest,
  charges and taxes <F1>..... $  14,633   13,654   13,617   15,846   15,225
Operating profit............. $  14,633   13,654    4,874   15,846   15,225
Interest expense, net........ $   2,026    2,144    2,248    2,911    4,277
Income before income taxes... $  12,607   11,510    2,626   12,935   10,948
Provision for income taxes... $   4,826    4,255    1,809    5,180    4,305
Income from continuing
  operations................. $   7,781    7,255      817    7,755    6,643
Return from continuing
  operations on:
    Net sales................ %     5.2      5.0      0.6      5.7      5.2
    Stockholders' investment. %    16.7     17.4      1.4     12.1     11.0
    Capital employed......... %    11.9     10.6      2.0      8.6      8.4

Year-End Position ($ in thousands)

Working capital.............. $  28,350   26,277   20,098   18,983   20,342
Plant and equipment, net..... $  34,449   36,289   38,654   39,232   32,025
Total assets excluding
  discontinued operations.... $  98,196   99,243   95,547   98,916   90,982
Net assets of discontinued
  operations................. $      --    3,529   12,434   34,337   39,109
  Total assets............... $  98,196  102,772  107,981  133,253  130,091
Total debt................... $  24,578   31,775   43,718   45,733   45,891
Stockholders' investment..... $  48,024   43,997   38,515   62,055   59,529
Capital employed-total....... $  72,602   75,772   82,233  107,788  105,420
Capital employed-proforma <F2>$  72,602   75,772   82,233   85,895   83,527

Per Share Data

Primary and fully diluted
  income from continuing
  operations................. $    0.75     0.69     0.08     0.72     0.61
Cash dividend................ $    0.20     0.20     0.20     0.20     0.20
Stockholders' investment..... $    4.60     4.19     3.67     5.91     5.68
Market Price:
  High....................... $    6        5-1/2    8-1/2    8-1/4    9
  Low........................ $    3-7/8    3        3-3/8    5-5/8    3-3/4

Other Data (in thousands)

Backlog...................... $   8,109    7,833    7,998    6,392    9,615
Depreciation and
  amortization............... $   6,314    6,502    6,700    5,808    5,748
Capital expenditures <F3>.... $   4,831    5,176    6,318   13,195    5,858
Average shares
  outstanding <F4>...........    10,440   10,500   10,500   10,749   10,807


Current ratio................       2.2      2.0      1.8      1.7      1.9
Number of common
  stockholders...............     1,967    2,198    2,326    2,440    2,586
Average number of employees..       874      915      920      935      903
Sales per employee .......... $ 172,200  159,040  146,700  145,000  142,400

<F1>    Excludes impact of non-recurring litigation and restructuring costs of $8,743 (pre-tax) in 1993 - see Note 2 to Consolidated Financial Statements.
<F2>    Stockholders' investment and capital employed adjusted on a proforma basis for discontinued operations NRV writedown and loss on discontinuance recorded in 1993.
<F3>    Exclusive of acquired businesses' plant & equipment at date of acquisition.
<F4>    Assuming full dilution.


MANAGEMENT'S DISCUSSION AND ANALYSIS

	The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 14.

	As stated in Note 3 therein, Bairnco adopted a restructuring plan effective December 31, 1993, a major component of which involved a formal plan of divestiture relating to the businesses that comprised Bairnco's Specialty Construction Products segment and secure communications electronics operations. The operating results discussed below exclude the discontinued operations.

Results of Operations: 1995 Compared to 1994

	Net sales increased 3.4% to $150,507,000 in 1995 from $145,522,000 in
1994. Sales of Arlon engineered materials and components increased 7.8% due to growing sales to the high end and microwave printed circuit board markets. Sales of Kasco replacement products and services declined 4.1% due to the planned reduction in Kasco's North American service center revenues as part of the program to focus Kasco on its core business.

	The backlog of unfilled orders for Arlon at the end of 1995 was $8,109,000, up 3.5% from $7,833,000 at the end of 1994. Kasco does not have a backlog.

	In 1995, gross profit increased nominally to $53,317,000 from $53,177,000 in the prior year. The favorable impact from increased sales was offset by the decline in gross profit margins to 35.4% from 36.5% last year. Arlon's gross profit increased only 3.1% as a result of the growth in lower margin commercial products and margin erosion in certain market segments due to competitive pressures. Kasco's gross profit declined 3.5% as a result of the 4.1% sales decrease, whereas its gross profit margin increased slightly due to an improved sales mix and reduced manufacturing costs.

	Selling and administrative expenses decreased $839,000 or 2.1% to $38,684,000 from $39,523,000 in 1994. As a percent of sales, these expenses decreased to 25.7% in 1995 from 27.2% in 1994. Selling expenses decreased slightly as the reductions in Kasco from focusing on the core business were partially offset by the continued investment in sales and marketing expense to grow selected Arlon segments. Administrative expenses continued to be reduced both absolutely and as a percentage of sales. Research and development expenses increased 3.0% as Bairnco continued to invest in the development of new products and improved quality.

	Operating profit in 1995 was $14,633,000, or 9.7% of net sales, compared to operating profit in 1994 of $13,654,000, or 9.4% of net sales.

	Net interest expense decreased to $2,026,000 in 1995 from $2,144,000 in 1994 due primarily to a $7.2 million reduction in debt of which approximately $3.5 million occurred during the fourth quarter of 1995.

	Income before income taxes increased 9.5% to $12,607,000 in 1995 as compared to $11,510,000 in 1994. The effective tax rate increased to 38.3% in 1995 from 37.0% in 1994. The lower effective tax rate in 1994 resulted from the benefit of foreign losses which were booked at a higher tax rate.
 The provision for income taxes in both years includes all applicable federal, state, local and foreign income taxes. Audits of the Corporation's consolidated US federal income tax returns have been completed for all years through 1992.

	Net income increased 7.3% to $7,781,000 in 1995 as compared to $7,255,000 in 1994. Earnings per share increased 8.7% to $.75 from $.69 last year. The average number of shares outstanding in 1995 was 10,440,000, a 0.6% decrease from the 10,500,000 average outstanding in 1994 due to the stock repurchase program.

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

	Operating profit in 1994 was $13,654,000, or 9.4% of net sales, compared to operating profit in 1993 of $13,617,000, or 10.1% of net sales, excluding the non-recurring restructuring and litigation charges. After recognition of the non-recurring restructuring and litigation costs, which totaled $8,743,000, 1993 operating profit was $4,874,000.

	Net interest expense decreased to $2,144,000 in 1994 from $2,248,000 in 1993 due primarily to a $11,943,000 reduction in indebtedness which was largely offset by increased interest rates.

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

Liquidity and Capital Resources

	At December 31, 1995, Bairnco had working capital of $28.4 million compared to $26.3 million at December 31, 1994. The increase in accounts receivable is due to the increase in export business which has longer payment terms. Inventories increased 18.4% or $3.7 million from the end of 1994. During 1995, certain inventories were built in anticipation of higher sales which did not materialize in the last part of the year. Management has developed a program to reduce any excess inventories during 1996 and believes no loss will be incurred on its disposition. The decrease in other current assets in 1995 was due primarily to the tax refund received during the second quarter of 1995.

	The increase in other assets primarily reflects the long term portion of the notes receivable on the discontinued operations disposed of during 1995 (refer to Note 3 to the Consolidated Financial Statements).

	At December 31, 1995, $24.6 million of total debt was outstanding compared to $31.8 million at the end of 1994. As of December 31, 1995, approximately $22.7 million was available for borrowing under the Corporation's secured reducing revolving credit agreement with a consortium of four banks. The credit agreement expires in August 1999. In addition, approximately $5.6 million was available under various short term domestic and foreign uncommitted credit facilities. Debt as a percent of equity declined to 51.2% at the end of 1995 from 72.2% at the end of 1994.

	Bairnco made $4,831,000 of capital expenditures in 1995 as compared to its plan at the start of the year of approximately $14.4 million. The reduction in capital expenditures from plan was due primarily to the deferment of a capacity addition from 1995 to 1997. Substantial improvements in operating efficiencies in 1995 and planned for 1996 resulted in the postponement of this major capital expenditure. Total capital expenditures in 1996 are expected to be approximately $12.3 million. Approximately $3.0 million of the planned expenditures are contingent upon realization of the anticipated growth in several segments of the electronics market.

	In 1995, Bairnco's Board of Directors authorized the repurchase of up to $5,000,000 of its common stock. During the year the Company repurchased 486,200 shares for $2,580,000. The Board has authorized management to continue its stock repurchase program in 1996 subject to market conditions and the capital requirements of the business.

	Cash provided by operating activities plus the amounts available under the existing credit facilities are expected to be sufficient to fulfill Bairnco's anticipated cash requirements in 1996.

Other Matters

	Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings which are discussed in more detail in Note 11 to the Consolidated Financial Statements. Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1995.

Outlook

	Management is not aware of any adverse trends that would materially affect the Company's strong financial position. The outlook for 1996 is for improved sales and earnings. It is expected that the combination of growth in certain niche markets, benefits accruing from past and programmed cost reduction efforts, aggressive efficiency improvement projects, as well as modest price increases, should result in continued financial improvement for 1996.



Quarterly Results of Operations (Unaudited)
(In thousands except per share data)
                               1st               2nd               3rd               4th               Total
                          1995     1994     1995     1994     1995     1994     1995     1994      1995      1994
Net Sales...............  $38,523  $35,676  $38,309  $36,977  $37,386  $35,918  $36,289  $36,951  $150,507  $145,522
  Cost of sales.........   24,794   22,070   24,462   23,311   24,511   23,054   23,423   23,910    97,190    92,345
Gross Profit............   13,729   13,606   13,847   13,666   12,875   12,864   12,866   13,041    53,317    53,177
  Selling and
    administrative
    expenses............   10,132   10,271    9,980    9,964    9,292    9,396    9,280    9,892    38,684    39,523
Operating Profit........    3,597    3,335    3,867    3,702    3,583    3,468    3,586    3,149    14,633    13,654
  Interest expense, net.      547      501      527      536      479      559      473      548     2,026     2,144
Income before income
  taxes.................    3,050    2,834    3,340    3,166    3,104    2,909    3,113    2,601    12,607    11,510
  Provision for income
    taxes...............    1,159    1,134    1,269    1,266    1,211    1,164    1,187      691     4,826     4,255
Income from
  Continuing Operations.  $ 1,891  $ 1,700  $ 2,071  $ 1,900  $ 1,893  $ 1,745  $ 1,926  $ 1,910  $  7,781  $  7,255

Earnings per Share -
  Continuing Operations.  $  0.18  $  0.16  $  0.20  $  0.18  $  0.18  $  0.17  $  0.19  $  0.18  $   0.75  $   0.69

Market Price:
  High..................  $ 4-7/8  $ 3-7/8  $ 4-7/8  $ 5-1/4  $ 5-1/2  $ 5-1/2  $ 6      $ 4-5/8  $  6      $  5-1/2
  Low...................    3-7/8    3-1/4    3-7/8    3        4-3/8    4-1/8    4-3/8    3-3/4     3-7/8     3




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Bairnco Corporation

	We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


Orlando, Florida
January 25, 1996

                                           Arthur Andersen LLP


CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 1995, 1994 and 1993
Bairnco Corporation and Subsidiaries

                                           1995            1994            1993
Net Sales................................  $ 150,507,000   $ 145,522,000   $ 134,958,000
  Cost of sales..........................     97,190,000      92,345,000      82,313,000
Gross Profit.............................     53,317,000      53,177,000      52,645,000
  Selling and administrative expenses....     38,684,000      39,523,000      39,028,000
  Restructuring costs (Note 2)...........            --              --        5,743,000
  Provision for litigation costs (Note 2)            --              --        3,000,000
Operating Profit.........................     14,633,000      13,654,000       4,874,000
  Interest expense, net..................      2,026,000       2,144,000       2,248,000
Income before Income Taxes...............     12,607,000      11,510,000       2,626,000
  Provision for income taxes (Note 5)....      4,826,000       4,255,000       1,809,000
Income from Continuing Operations........      7,781,000       7,255,000         817,000

  Discontinued Operations (Note 3):
    (Loss) from operations, net of income
      tax (benefit) of ($6,733,000)
      in 1993...............                         --              --      (21,679,000)
    (Loss) on discontinuance, net of
      income tax (benefit) of ($884,000)
      in 1993............................            --              --       (1,716,000)

  Net income (loss)......................  $   7,781,000   $   7,255,000   $ (22,578,000)

Earnings (Loss) per Share of Common Stock
  (Note 4):
Earnings per Share from Continuing
  Operations.............................  $        0.75   $        0.69   $        0.08
    Discontinued operations (Note 3).....            --               --           (2.23)

  Net income (loss)......................  $        0.75   $        0.69   $       (2.15)

Dividends per Share of Common Stock......  $        0.20   $        0.20   $        0.20



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 1995 and 1994
Bairnco Corporation and Subsidiaries
                                                1995            1994
Assets

Current Assets:
  Cash and cash equivalents.................... $    608,000    $  1,478,000
  Accounts receivable, less allowances of
    $763,000 and $1,097,000 respectively.......   21,472,000      20,885,000
  Inventories:
    Raw materials and supplies.................    4,651,000       4,794,000
    Work in process............................    5,451,000       4,767,000
    Finished goods.............................   13,634,000      10,481,000
						  23,736,000      20,042,000

    Deferred income taxes (Note 5).............    3,396,000       4,941,000
    Other current assets (Note 3)..............    2,130,000       4,785,000
      Total current assets.....................   51,342,000      52,131,000
Plant and Equipment, at cost:
  Land.........................................    1,534,000       1,241,000
  Buildings and leasehold interests and
    improvements...............................   16,332,000      15,163,000
  Machinery and equipment......................   59,926,000      60,260,000
						  77,792,000      76,664,000
  Less - Accumulated depreciation and
    amortization...............................  (43,343,000)    (40,375,000)
						  34,449,000      36,289,000
Cost in Excess of Net Assets of Purchased
  Businesses (Note 1)..........................    8,152,000       8,201,000
Other Assets (Notes 1 and 3)...................    4,253,000       2,622,000
Net Assets of Discontinued Operations (Note 3).          --        3,529,000
						$ 98,196,000    $102,772,000

Liabilities and Stockholders' Investment

Current Liabilities:
  Short-term debt.............................. $  3,156,000    $  4,710,000
  Current maturities of long-term debt (Note 7)      186,000         201,000
  Accounts payable.............................    7,885,000       9,762,000
  Accrued expenses (Note 6)....................   11,765,000      11,181,000
      Total current liabilities................   22,992,000      25,854,000

Long-Term Debt (Note 7)........................   21,236,000      26,864,000
Deferred Income Taxes (Note 5).................    3,215,000       3,743,000
Other Liabilities..............................    2,729,000       2,314,000
Stockholders' Investment (Notes 4, 7 and 8):
  Preferred stock, par value $.01, 5,000,000
    shares authorized, none issued.............          --              --
  Common stock, par value $.01, 30,000,000
    shares authorized, 11,062,499 and
    10,952,124 issued, respectively............      111,000         109,000
  Paid-in capital..............................   50,833,000      49,922,000
  Retained earnings ...........................    9,460,000       3,766,000
  Treasury stock, at cost, 938,065 and 451,865
    shares, respectively.......................  (12,380,000)     (9,800,000)
      Total stockholders' investment...........   48,024,000      43,997,000
						$ 98,196,000    $102,772,000

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1995, 1994 and 1993
Bairnco Corporation and Subsidiaries
                                                  1995          1994          1993
Cash Flows from Operating Activities:
  Income from continuing operations............   $  7,781,000  $  7,255,000  $    817,000
  Adjustments to reconcile to net cash provided
    by operating activities:
      Depreciation and amortization............      6,314,000     6,502,000     6,700,000
      Loss on disposal of plant and equipment..        294,000        18,000           --
      Deferred income taxes....................      1,561,000       242,000      (222,000)
      Changes in non-current assets related to
        restructuring..........................            --            --      2,992,000
      Change in operating assets and liabilities:
	  (Increase) decrease in accounts
     receivable, net...........................       (587,000)   (1,953,000)      575,000
   (Increase) decrease in inventories..........     (3,694,000)     (549,000)      284,000
   Decrease (increase) in other current
     assets....................................      3,205,000    (2,629,000)      (27,000)
   (Decrease) increase in accounts
     payable...................................     (1,877,000)    2,399,000      (839,000)
   (Decrease) in accrued expenses..............     (1,019,000)   (1,498,000)     (284,000)
      Cash provided by discontinued operations.      1,988,000     4,863,000       350,000
      Other....................................        699,000      (115,000)      865,000

    Net cash provided by operating activities..     14,665,000    14,535,000    11,211,000

Cash Flows from Investing Activities:
  Capital expenditures.........................     (4,831,000)   (5,176,000)   (6,318,000)
  Proceeds from sale of plant and equipment....        328,000     1,728,000           --
  Proceeds from sale of discontinued operations        100,000     2,865,000           --

    Net cash (used in) investing activities....     (4,403,000)     (583,000)   (6,318,000)

Cash Flows from Financing Activities:
  Net (repayment) of external debt.............     (7,427,000)  (12,107,000)   (1,697,000)
  Payment of dividends.........................     (2,087,000)   (2,100,000)   (2,100,000)
  Purchase of treasury stock...................     (2,580,000)          --            --
  Exercise of stock options....................        560,000           --         20,000

    Net cash (used in) financing activities....    (11,534,000)  (14,207,000)   (3,777,000)

Effect of foreign currency exchange rate changes
  on cash and cash equivalents.................        402,000       350,000      (568,000)

Net (decrease) increase in cash and cash
  equivalents..................................       (870,000)       95,000       548,000
Cash and cash equivalents, beginning of year...      1,478,000     1,383,000       835,000

Cash and cash equivalents, end of year.........   $    608,000  $  1,478,000  $  1,383,000


Supplemental Disclosures of Cash Flow Information:

  Cash paid (received) during the year for:
    Interest...................................   $  1,992,000  $  2,242,000  $  2,138,000
    Income Taxes...............................   $   (310,000) $   (533,000) $  2,703,000

  Noncash investing activities:
    Notes Received from Sale of Discontinued
      Operations...............................   $  2,500,000  $        --   $        --


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT


For the years ended December 31, 1995, 1994 and 1993
Bairnco Corporation and Subsidiaries
                                                                   Retained
                                       Common        Paid-In       Earnings      Treasury
                                       Stock         Capital       (Deficit)     Stock
Balance, December 31, 1992............ $   109,000   $48,457,000   $23,289,000   $ (9,800,000)
  Net (loss)..........................         --            --    (22,578,000)           --
  Cash dividends ($.20 per share).....         --            --     (2,100,000)           --
  Issuance of 4,000 shares pursuant
    to exercise of stock options......         --         20,000           --             --
  Currency translation adjustment
    (Note 1)..........................         --       (724,000)          --             --
  Transfer of currency translation
    adjustment related to discontinued
    operations to income statement....         --      1,842,000           --             --

Balance, December 31, 1993............     109,000    49,595,000    (1,389,000)    (9,800,000)
  Net income..........................         --            --      7,255,000            --
  Cash dividends ($.20 per share).....         --            --     (2,100,000)           --
  Currency translation adjustment
    (Note 1)..........................         --        327,000           --             --

Balance, December 31, 1994............     109,000    49,922,000     3,766,000     (9,800,000)
  Net income..........................         --            --      7,781,000           --
  Cash dividends ($.20 per share).....         --            --     (2,087,000)          --
  Issuance of 110,375 shares pursuant
    to exercise of stock options......       2,000       558,000           --            --
  Acquisition of treasury stock
    (486,200 shares at cost)..........         --            --            --      (2,580,000)
  Currency translation adjustment
    (Note 1)..........................         --        353,000           --             --

Balance, December 31, 1995............ $   111,000   $50,833,000   $ 9,460,000   $(12,380,000)



The accompanying notes are integral part of these financial statements.


(1)  Nature of Operations and Summary of Significant Accounting Policies

Nature of operations:

Bairnco Corporation is a diversified multinational company that operates two business sectors: Engineered Materials and Components which are designed, manufactured and sold under the Arlon brand identity to electronic, industrial and commercial markets worldwide; and, Replacement Products and Services which are manufactured and distributed under the Kasco name principally to retail food stores and meat, poultry and fish processing plants throughout the United States, Canada and Europe.

Arlon's products are based on a common technology in coating, laminating and dispersion chemistry. Arlon's principal products include high performance materials for the printed circuit board industry, cast and calendered vinyl film systems, custom engineered laminates and pressure sensitive adhesive systems, and calendered and extruded silicone rubber insulation products used in a broad range of industrial, consumer and commercial products.

Kasco's principal products include replacement band saw blades for cutting meat, fish, wood and metal, and on-site maintenance services for the retail food industry primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in Canada and France.


Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Bairnco Corporation and its subsidiaries (Bairnco or the Corporation) after the elimination of all material intercompany accounts and transactions.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Consolidated statements of cash flows:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with a maturity of less than three months as cash and cash equivalents for the purposes of the consolidated statements of cash flows.

Certain reclassifications were made to prior year balances in order to conform to current year presentation.

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

Cost in excess of net assets of purchased businesses:

Cost in excess of net assets of purchased businesses acquired prior to 1971 is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $5,931,000 and $5,816,000 at December 31, 1995 and 1994, respectively, is being amortized over 40 years. Accumulated amortization at December 31, 1995 and 1994, was $1,265,000 and $1,099,000, respectively. Amortization expense of $150,000, $146,000 and $221,000 was recognized during 1995, 1994 and 1993, respectively.

At each balance sheet date, the Corporation evaluates the realizability of its cost in excess of net assets of purchased businesses based upon expectations of nondiscounted cash flows and operating income for each division having a material cost in excess of net assets of purchased businesses balance. Based upon its most recent analysis, the Corporation believes that no material impairment of its cost in excess of net assets of purchased businesses exists at December 31, 1995.

Intangibles:

Intangible assets of purchased businesses, net of amortization, are included in other assets and totaled $94,000 and $127,000 at December 31, 1995 and 1994, respectively. These items are amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $33,000 during 1995, $159,000 during 1994 and $217,000 during 1993.

Translation of foreign currencies:

Balance sheet accounts of foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date while income and expenses are translated at the monthly average rates of exchange in effect during the year. The cumulative effect of such translation adjustments has been included as an increase to paid-in capital and was $2.3 million and $1.9 million at December 31, 1995 and 1994, respectively.

Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short-term maturities of these assets and liabilities.

The interest rates on the notes receivable (see Note 3 to the Consolidated Financial Statements) are reset at least quarterly to reflect current market rates. Consequently, the carrying values of the notes receivable approximate fair value.

The carrying amount of the Corporation's short-term and long-term debt approximates fair value, since the debt is at floating rates or rates approximating rates currently offered to the Corporation for debt of the same remaining maturities.



(2)     Restructuring Costs and Provision For Litigation Costs

Pursuant to the restructuring plan adopted by Bairnco effective December 31, 1993, restructuring costs totaling $5,743,000 (pre-tax) were recognized in the fourth quarter of 1993. The restructuring costs were entirely attributable to programs underway at Bairnco's Kasco subsidiary to phase out unprofitable and low potential product lines and to rationalize Kasco's North American production facilities. All but approximately $500,000 of the restructuring costs related to the revaluation of certain assets and other non-cash charges necessitated by the adoption of the restructuring plan. The charges included a reduction of approximately $2.5 million in the carrying value of Kasco's cost in excess of net assets of purchased businesses as well as adjustments to the carrying values of inventory, machinery and equipment, and other current assets.

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

During 1994 the majority of the Specialty Construction businesses were sold. The smallest and last remaining operation of the Specialty Construction business was sold on December 29, 1995. The secure communications business was sold on November 30, 1995. The net sales price of the discontinued operations sold in 1995 was $2.6 million and consisted of $100,000 in cash and two promissory notes. The current portion of the promissory notes is $550,000 and is included in Other Current Assets in the Consolidated Balance Sheet as of December 31, 1995. The remaining $1,950,000 represents the net long term portion of the promissory notes and is included in Other Assets in the Consolidated Balance Sheet as of December 31, 1995. No gain or loss was recognized on the sale of these operations in either 1994 or 1995.

As part of the asset purchase agreements for the two discontinued operations disposed of in 1995, the Corporation has guaranteed certain lease payments of one facility and remains the lessee/guarantor of a second facility even though such obligations have been transferred to the respective buyers. The total lease payments guaranteed as of December 31, 1995 amounted to approximately $1.1 million. In the event the Corporation is called upon to satisfy these guarantees, such payments would be offset by certain buyout provisions which could reduce the total lease payments by as much as $335,000, in addition to any recoveries from sub-leasing the property of which the Corporation remains the lessee/guarantor.

Net sales from the discontinued operations for the years ended December 31, 1995, 1994 and 1993 were $10.6 million, $20.2 million and $22.8 million, respectively. The 1995 and 1994 losses of the discontinued operations approximated the prior estimates.



(4)     Earnings per Share

Primary and fully-diluted earnings per share are equal within each of the years ended December 31, 1995, 1994 and 1993. Earnings per share are based on the weighted average number of common shares outstanding during the year as follows:

                              1995            1994            1993

  Primary                  10,436,000      10,500,000      10,500,000
  Fully-Diluted            10,440,000      10,500,000      10,500,000

Primary and fully-diluted shares outstanding reflect all common stock equivalents (primarily outstanding stock options as described in Note 8 to the Consolidated Financial Statements) to the extent they are not antidilutive.



(5)     Income Taxes

	The components of income from continuing operations before income taxes and the provisions for domestic and foreign income taxes on continuing operations are as follows:

                                   1995           1994           1993
Income (Loss) before Income Taxes:
  Domestic                         $11,360,000    $11,096,000    $ 3,116,000
  Foreign                            1,247,000        414,000       (490,000)
Total Income before Income Taxes   $12,607,000    $11,510,000    $ 2,626,000

Provision for Income Taxes:
  Domestic:
    Currently payable              $ 1,671,000    $ 3,731,000    $ 2,418,000
    Deferred                         2,413,000        751,000       (439,000)
  Foreign:
    Currently payable                  943,000       (135,000)       (19,000)
    Deferred                          (201,000)       (92,000)      (151,000)
Total Provision for Income Taxes   $ 4,826,000    $ 4,255,000    $ 1,809,000

	Bairnco's restated net current and non-current deferred tax assets (liabilities) are comprised of the following at December 31:

                                   1995           1994           1993
Current Deferred Tax Items:
  Accrued Expenses                 $ 2,211,000    $ 2,528,000    $ 2,521,000
  Other                              1,185,000      1,236,000        974,000
  Tax Credit Carryforwards                --        1,177,000            --
Net Current Deferred Tax Asset       3,396,000      4,941,000      3,495,000

Non-Current Deferred Tax Items:
  Fixed Assets                      (2,650,000)    (2,749,000)    (2,196,000)
  Pensions                            (938,000)      (781,000)      (716,000)
  Intangible Assets                   (107,000)      (102,000)      (168,000)
  Other                                480,000       (111,000)      (152,000)
Net Non-Current Deferred Tax
  Liability                         (3,215,000)    (3,743,000)    (3,232,000)

Net Deferred Tax Asset             $   181,000    $ 1,198,000    $   263,000

	Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences. As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

	As a result of tax benefits of approximately $1.1 and $7.7 million to be realized from the discontinued operations sold in 1995 and 1994, respectively, certain reclassifications were made between current and deferred income taxes and net assets of discontinued operations. Other current assets on the balance sheet include current income taxes receivable of $3,527,000 at December 31, 1994 due to the reclassifications.

	In 1995, 1994 and 1993 the Corporation's restated effective tax rates were 38.3%, 37.0% and 68.9%, respectively, of income from continuing operations before income taxes. An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

                                   1995           1994           1993
Computed income taxes at statutory
  rate                             $ 4,287,000    $ 3,910,000    $   893,000
State and local taxes, net of
  federal tax benefit                  205,000        310,000         63,000
Write-off of goodwill                      --             --         865,000
Dividend income                        193,000        185,000        160,000
Amortization of goodwill                 9,000         43,000         55,000
Foreign income taxed at different
  rates                                318,000       (368,000)        (4,000)
Tax credits                           (281,000)      (242,000)      (175,000)
Other, net                              95,000        417,000        (48,000)
Provision for income taxes         $ 4,826,000    $ 4,255,000    $ 1,809,000

	Audits of the federal income tax returns of the Corporation and its subsidiaries have been completed through 1992.

	Provision has not been made for US income taxes on approximately $3.2 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries.
It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.



(6)     Accrued Expenses

Accrued expenses consisted of the following as of December 31, 1995 and 1994, respectively:

                                  1995               1994

  Salaries and wages          $ 2,312,000        $ 2,521,000
  Income taxes                    360,000            315,000
  Insurance                     2,026,000          2,165,000
  Litigation                    1,942,000          2,163,000
  Other accrued expenses        5,125,000          4,017,000

    Total accrued expenses    $11,765,000        $11,181,000



(7)     Long-Term Debt

Long-term debt consists of the following as of December 31:

                                        1995               1994

Revolving Credit Notes.......       $18,099,000        $23,553,000
Equipment Loans..............           290,000            464,000
Industrial Revenue Bonds.....         3,000,000          3,000,000
Other........................            33,000             48,000
                                     21,422,000         27,065,000
Less Current Maturities.....            186,000            201,000
  Total.....................        $21,236,000        $26,864,000

The Corporation has a credit agreement ("Credit Agreement") with a consortium of four banks which provides a secured, reducing revolving credit facility for maximum loan commitment at December 31, 1995 of $39 million and a letter of credit facility of at least $10 million, although the letter of credit facility may be increased up to $20 million with a corresponding decrease in the revolving credit facility.
 At December 31, 1995, $18.1 million of revolving credit was outstanding and payable in installments from 1996 to 1999. In addition, $8.5 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements. Approximately $5.2 million of the letters of credit guarantee various trade and insurance activities. An outstanding $3.3 million letter of credit supports the Industrial Revenue Bonds. Interest rates vary on the revolving credit and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the revolving credit outstanding at December 31, 1995, were 6.5% on US borrowings and ranged from 4.8% to 6.0% on European borrowings. A commitment fee is paid on the unused portion of the total credit.

Substantially all of the assets of the Corporation and its US subsidiaries are pledged as collateral under the Credit Agreement, which expires on August 31, 1999.

The Credit Agreement contains covenants which require the Corporation to meet minimum interest coverage ratios and which limit the ratio of total liabilities to stockholders' investment as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. The Credit Agreement also places certain restrictions on the declaration of dividends and repurchases of the Corporation's stock.
 At December 31, 1995, future declarations of dividends and repurchases of Bairnco's stock, were limited to $2,247,000 plus 30% of future consolidated quarterly net earnings of the Corporation. In addition, the Credit Agreement contains a separate provision which allows the Corporation to repurchase up to an additional $5,000,000 of its stock. At December 31, 1995, future repurchases of the Corporation's stock were limited to $2,420,000 under this provision. At December 31, 1995 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has equipment loans, mortgages and other debt outstanding at rates of 5.6% to 7.7% due in 1996 through 1998.

The annual maturity requirements for amounts due after December 31, 1995, are summarized as follows:

Year Ended December 31,
1996                           $   186,000
1997                               126,000
1998                                11,000
1999                            18,099,000
2000                                   --
Due after December 31, 2000      3,000,000
Total Long-Term Debt           $21,422,000



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

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 250,000 shares of common stock at option prices equal to the fair market value or book value on the date of grant. These performance options become exercisable in equal installments if levels of $.70, $.75 and $.80 of net income per share are attained by the Corporation during calendar years up through 1995 (with only one installment becoming exercisable for a given year) or, become fully exercisable on the tenth anniversary of the date of grant if the executive is still employed by the Corporation. On January 28, 1993, 83,333 of these options became exercisable as a result of the Corporation's earnings performance for 1992. On January 25, 1996, an additional 83,333 of these options became exercisable as a result of the Corporation's earnings performance for 1995. These options remain exercisable for ten years from the date they first become exercisable.

Changes in the stock options granted under the 1990 Plan during 1995 and 1994 were as follows:

                                                 1995            1994
Outstanding options between $3.375 and
  $8.25, beginning of year                      982,150       1,086,287
Options granted between $4.00 and
  $5.875 per share                               21,600          32,500
Options canceled between $3.375 and
  $7.75 per share                              (176,425)       (136,637)
Options exercised between $3.375 and
  $5.25 per share                              (110,375)            --
Outstanding options between $3.375
  and $8.25 per share, end of year              716,950         982,150

Exercisable options between $3.375 and
  $8.25 per share, end of year                  506,917         666,397

At December 31, 1995 and 1994, 1,556,200 and 1,401,375 shares, respectively, were available for option grants under the 1990 Plan. There were no charges to income in connection with stock option activity during the years presented.



(9)  Pension Plans

The Corporation has several pension plans which cover substantially all of its employees. The benefits paid under these plans generally are based on employees' years of service and compensation during the last years of employment. Annual contributions made to the US plans are determined in compliance with the minimum funding requirements of ERISA using a different actuarial cost method and actuarial assumptions than are used for determining pension expense for financial reporting purposes. Plan assets consist primarily of publicly traded equity and debt securities. The Corporation maintains unfunded supplemental plans in the United States to provide retirement benefits in excess of levels provided under the Corporation's other plans. The Corporation's foreign subsidiaries provide retirement benefits for employees consistent with local practices. The foreign plans are not significant in the aggregate and therefore are not included in the following disclosures.

The following table describes the funded status of US pension plans. Overfunded plans are those in which the amount provided for future benefits (fair value of plan assets) exceeds the accumulated benefit obligation (actuarial present value of benefits earned to date based on present pay levels).

                                      1995                          1994
                            Overfunded     Underfunded    Overfunded     Underfunded
Actuarial present value of
  benefit obligation:
    Vested                  $(18,137,000)  $(2,409,000)   $(15,580,000)  $(2,190,000)
    Non-vested                  (427,000)      (66,000)       (430,000)      (43,000)
Accumulated benefit
  obligation                 (18,564,000)   (2,475,000)    (16,010,000)   (2,233,000)
Additional amounts related
  to projected pay increases  (2,670,000)      (69,000)     (2,224,000)      (57,000)
Projected benefit obligation (21,234,000)   (2,544,000)    (18,234,000)   (2,290,000)
Plan assets at fair value     20,172,000     1,587,000      17,841,000     1,338,000
Projected benefit obligation
  in excess of plan assets    (1,062,000)     (957,000)       (393,000)     (952,000)
Unrecognized net transition
  obligation                     334,000       330,000         491,000       369,000
Unrecognized prior service
  cost                           (61,000)      116,000          (4,000)      139,000
Unrecognized net loss          2,514,000       307,000       1,956,000       262,000
Adjustment to recognize
  minimum liability                  --       (685,000)            --       (713,000)
Prepaid (accrued) pension
  cost recognized in balance
  sheet at September 30        1,725,000      (889,000)      2,050,000      (895,000)
Fourth quarter accruals         (225,000)      (48,000)       (147,000)      (51,000)
Fourth quarter contributions     169,000        44,000         179,000        42,000
Effect of curtailment            (36,000)          --         (136,000)          --
Prepaid (accrued) pension
  costs at December 31      $  1,633,000   $  (893,000)   $  1,946,000   $  (904,000)

The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.5% at September 30, 1995 and 8% at September 30, 1994. The rate of projected pay increases, where applicable, was 5% at both September 30, 1995 and 1994. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 1995 and 1994.

Net periodic pension cost for the US plans included the following:

                                   1995           1994           1993
Service cost-benefits earned
  during the year                  $   858,000    $   915,000    $   962,000
Interest cost on projected
  benefit obligation                 1,646,000      1,493,000      1,405,000
Return on plan assets:
  Expected return-(gain)            (1,666,000)    (1,803,000)    (1,661,000)
  Asset gain (loss)                  2,879,000     (2,774,000)       242,000
Actual return-(gain) loss           (4,545,000)       971,000     (1,903,000)

Net amortization and deferral        3,135,000     (2,584,000)       471,000
Net periodic pension cost          $ 1,094,000    $   795,000    $   935,000


(10) Business Segment Data

The Corporation operates two distinct businesses: Arlon - Engineered Materials and Components' segment; and, Kasco - Replacement Products and Services' segment. Information about the Corporation's major lines of business for the years ended December 31, 1995, 1994 and 1993 is as follows:

                              Segment                                      Depreciation
                              Operating                      Capital           and
                Net Sales     Profit(Loss)     Assets <F1>   Expenditures  Amortization
1995

Arlon           $ 99,391,000  $ 15,389,000     $ 55,108,000  $  1,999,000  $  3,274,000
Kasco             51,116,000     2,889,000       38,690,000     2,805,000     2,975,000
Corporate                --     (3,645,000)       4,398,000        27,000        65,000
  Total         $150,507,000  $ 14,633,000     $ 98,196,000  $  4,831,000  $  6,314,000

1994

Arlon           $ 92,214,000  $ 15,712,000     $ 50,234,000  $  2,084,000  $  3,562,000
Kasco             53,308,000     2,197,000       39,317,000     3,083,000     2,874,000
Corporate                --     (4,255,000)       9,692,000         9,000        66,000
  Total         $145,522,000  $ 13,654,000     $ 99,243,000  $  5,176,000  $  6,502,000

1993

Arlon           $ 82,397,000  $ 12,884,000     $ 48,870,000  $  2,673,000  $  3,523,000
Kasco:
  Operations      52,561,000     5,625,000       40,205,000     3,617,000     3,096,000
  Restructuring          --     (5,743,000)             --            --            --
                  52,561,000      (118,000)      40,205,000     3,617,000     3,096,000
Corporate                --     (7,892,000)<F2>   6,472,000        28,000        81,000
  Total         $134,958,000  $  4,874,000     $ 95,547,000  $  6,318,000  $  6,700,000

<F1>    Excludes net assets of discontinued operations of $3,529,000 and
        $12,434,000 for 1994 and 1993, respectively.
<F2>    Includes $3.0 million provision for anticipated litigation costs -
        See Note 2 to Consolidated Financial Statements.

The Corporation has operations in Canada and several European countries. Information about the Corporation's operations by geographical area for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                       Segment
                                       Operating
                       Net Sales       Profit(Loss)       Assets <F1>
1995

United States          $122,510,000    $ 12,797,000       $ 77,917,000
Foreign                  27,997,000       1,836,000         20,279,000

  Total                $150,507,000    $ 14,633,000       $ 98,196,000

1994

United States          $119,045,000    $ 12,754,000       $ 80,579,000
Foreign                  26,477,000         900,000         18,664,000

  Total                $145,522,000    $ 13,654,000       $ 99,243,000

1993

United States          $108,132,000    $  7,475,000 <F2>  $ 76,165,000
Foreign                  26,826,000      (2,601,000)<F3>    19,382,000

  Total                $134,958,000    $  4,874,000       $ 95,547,000

<F1>    Excludes net assets of discontinued operations of $3,529,000 and
        $12,434,000 for 1994 and 1993, respectively.
<F2>    After $4,736,000 of restructuring and litigation costs - see Note 2 to Consolidated Financial Statements.
<F3>    After $4,007,000 of restructuring costs - see Note 2 to Consolidated
        Financial Statements.

(11)    Contingencies

Since its announcement in January 1990 of its intention to spin off Keene, Bairnco has been named as a defendant in a number of individual personal injury and wrongful death cases in which it is alleged that Bairnco is derivatively liable for the asbestos-related claims against Keene. In 1993, Bairnco and certain of its present and former officers and directors were also named as defendants in two purported class actions in which the same types of claims were made. Both of these purported class actions, which were consolidated in the United States District Court for the Southern District of New York, were subsequently stayed by order of the Bankruptcy Court for the Southern District of New York, as described in the following paragraph.

On December 6, 1993, Keene filed for protection under Chapter 11 of the Bankruptcy Code. The filing and certain subsequent proceedings led to a stay of the asbestos-related individual and class actions referred to above. On May 5, 1995, the Bankruptcy Court overseeing the reorganization of Keene entered an order allowing the Creditors' Committee to assume from Keene responsibility for the pursuit of claims arising out of the transfer of assets for value by Keene to other subsidiaries of Bairnco and the spin-offs of certain subsidiaries, including Keene, by Bairnco. On June 8, 1995, the Creditors' Committee commenced an adversary proceeding in the Bankruptcy Court against Bairnco and others alleging that the transfers of assets by Keene were fraudulent and otherwise violative of law and seeking compensatory damages of $700 million, plus interest and punitive damages. Bairnco and other defendants have sought to have the proceeding removed to the United States District Court for the Southern District of New York to the judge before whom the class actions described above are pending. Their application for such transfer is pending. Bairnco and other defendants in the adversary proceeding have reached an agreement in principle with respect to the transfer of the adversary proceeding to the District Court (following the confirmation of Keene's plan of reorganization). The agreement is, however, subject to final documentation and requires the approval of the Bankruptcy Court before it can become effective. In the meantime, no answers or responsive pleadings have been filed in the adversary proceeding, and all proceedings have been stayed.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco is party to a separate action brought by Keene in the United States Bankruptcy Court for the Southern District of New York in which Keene seeks the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses, notwithstanding certain provisions of tax sharing agreements between Keene and Bairnco. (After filing this action, Keene ceded control of the action to the Creditors' Committee.) Pending resolution of the dispute by the Bankruptcy Court, any refunds actually received are to be placed in escrow. Through December 31, 1995, approximately $12.1 million of refunds had been received and placed in escrow. Subsequent to yearend, an additional $16.4 million of refunds were received and placed in escrow. There can be no assurance whatsoever that resolution of the dispute with Keene will result in the release of any portion of the refunds to Bairnco.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1995.




CORPORATE INFORMATION

Corporate Office
Suite 300, 2251 Lucien Way
Maitland, Florida, 32751
407-875-2222

Principal Facilities
Bear, Delaware
City of Industry, California
East Providence, Rhode Island
Rancho Cucamonga, California
St. Louis, Missouri
Santa Ana, California
Vancouver, B.C., Canada
Toronto, Ontario, Canada
Antwerp, Belgium
Gwent, Wales, United Kingdom
Paris, France
Pansdorf, Germany

Transfer Agent and Registrar
Trust Company Bank
P.O. Box 4625
Atlanta, Georgia 30302
404-588-7815

Independent Certified Public Accountants
Arthur Andersen LLP
200 South Orange Avenue, Suite 2100
Orlando, Florida, 32801
407-841-4601

Stock Listing
Bairnco common stock is listed on the New York Stock Exchange.
Symbol - BZ.

Annual Meeting
The annual stockholders meeting will be held at the Sheraton Orlando North, 600 North Lake Destiny Road,
Maitland, Florida, 32751,
on April 19, 1996 at 9:00 a.m.

Form 10-K
Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information
Contact Investor Relations at Bairnco's Corporate Office.




BAIRNCO CORPORATION
Suite 300, 2251 Lucien Way
Maitland, Florida 32751
407-875-2222
FAX 407-875-3398