Form 10-K, Exhibit 13
period 1996-12-31
BAIRNCO CORP /DE/
filed 1997-03-20
CIK 350750

THE COMPANY

Bairnco Corporation is a diversified multinational company that operates two business sectors.

Engineered materials and components are designed, manufactured and sold under the Arlon brand identity to electronic, industrial and commercial markets. These products are based on a common technology in coating, laminating, resin technology and dispersion chemistry. Arlon's principal products include high performance materials for the printed circuit board industry, cast and calendered vinyl film systems, custom engineered laminates and pressure sensitive adhesive systems, and calendered and extruded silicone rubber insulation products used in a broad range of industrial, consumer and commercial products.

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


CONTENTS

Financial Highlights                                     1
Letter to our Stockholders                               2
Engineered Materials & Components (Arlon)                4
Replacement Products & Services (Kasco)                  6
Directors and Management                                 8
Financial History                                        9
Management's Discussion and Analysis                    10
Quarterly Results of Operations                         12
Report of Independent Certified Public Accountants      13
Consolidated Financial Statements                       14
Notes to Consolidated Financial Statements              18



FINANCIAL HIGHLIGHTS
(In thousands except per share data)
                                                        Percent Change
                    1996        1995        1994        96/95    95/94
Net Sales           $ 150,234   $ 150,507   $ 145,522      0%       3%
Operating Profit    $  14,956   $  14,633   $  13,654      2%       7%
Net Income          $   8,335   $   7,781   $   7,255      7%       7%
Earnings per Share  $    0.85   $    0.75   $    0.69     13%       9%
Cash Dividends
  per Share         $    0.20   $    0.20   $    0.20      0%       0%
Stockholders'
  Investment per
  Share             $    5.02   $    4.60   $    4.19      9%      10%
Total Assets        $ 102,600   $  98,196   $ 102,772      4%      (4%)
Stockholders'
  Investment        $  49,464   $  48,024   $  43,997      3%       9%
Average Shares
  Outstanding           9,851      10,440      10,500     (6%)     (1%)



Graphic - Bar Chart depicting Sales (y-axis) for six years - 1991 to 1996 (x-axis):

   Year      Sales
             (in thousands)

   1991      $128,566
   1992      $135,581
   1993      $134,958
   1994      $145,522
   1995      $150,507
   1996      $150,234

Graphic - Bar Chart depicting Income from Continuing Operations (y-axis) for six years - 1991 to 1996 (x-axis):

   Year      Income from Continuing Operations
             (in thousands)

   1991      $6,643
   1992      $7,755
   1993      $  817
   1994      $7,255
   1995      $7,781
   1996      $8,355

Graphic - Bar Chart depicting Earnings per Share from Continuing Operations (y-axis) for six years - 1991 to 1996 (x-axis):

   Year      Earnings per Share from Continuing Operations

   1991      $0.61
   1992      $0.72
   1993      $0.08
   1994      $0.69
   1995      $0.75
   1996      $0.85




LETTER TO OUR STOCKHOLDERS

1996 was a year of solid progress for Bairnco. Earnings increased despite level sales. Debt increased modestly as the result of the stock repurchase program and a small product line acquisition. Our strong financial condition
improved.   Significant personnel additions and promotions added to the management strength of our operations and headquarters.

FINANCIAL RESULTS
Sales of $150,234,000 in 1996 were level with $150,507,000 in 1995.  Arlon's sales increased 4.1%. Sales to the graphics and electric insulation markets continued to grow which more than offset lower sales to the electronics industry caused by the industry inventory correction primarily during the second and third quarters. Kasco's sales decreased 8.5%, part of which was consistent with the program to refocus Kasco North America on its core business and part of which was totally unexpected due to the severe impact of BSE ("mad cow" disease) on meat consumption in Europe and its attendant impact on Kasco's replacement, and equipment business in Europe.

In 1996, gross profit decreased 1.5% to $52,536,000 from $53,317,000 in the prior year. Gross profit margins declined to 35.0% from 35.4% last year. Arlon's gross profit increased 3.7% as a result of sales growth and a mix change, which was partially offset by lower yields in two plants caused by the gyrations in the electronics market during the year resulting in lower gross profit margins as a percent of sales. Kasco's gross profit declined 8.6% as a result of the sales decrease. The program to refocus Kasco's North America operations was substantially completed and gross profit margin increased 1.5% on lower sales. However these improvements were more than offset by the $1.1 million reduced gross profit in Europe most of which occurred in the second and third quarters from the BSE panic. Meat consumption and the confidence of the European meat processing and distribution markets began to recover in the fourth quarter.

Selling and administrative expenses decreased $1,104,000 or 2.9% to $37,580,000 from $38,684,000 in 1995. As a percent of sales, these expenses decreased to 25.0% in 1996 from 25.7% in 1995. Selling expense decreased slightly. Kasco's expenses were reduced consistent with its plan. Arlon's sales and marketing expenses increased in accord with its continued investment in sales and marketing. Administrative expenses continued to be reduced both absolutely and as a percentage of sales. Research and development expenses increased 1.5% as Bairnco continued to invest in the development of new products and improved quality. New and improved products introduced in the last 5 years accounted for approximately 30% of our sales in 1996.

Net interest expense decreased $301,000 or 14.9% from $2,026,000 to $1,725,000. The decrease was due primarily to lower interest rates.

Income before income taxes increased 4.9% to $13,231,000 in 1996 as compared to $12,607,000 in 1995. The effective tax rate decreased to 37.0% from 38.3% in 1995.

Net income increased 7.1% to $8,335,000 in 1996 as compared to $7,781,000 in 1995. Earnings per share increased 13.3% to $.85 from $.75 last year. As a result of the stock repurchase program, the average number of shares outstanding in 1996 was 9,851,000, a 5.6% decrease from the 10,440,000 average outstanding in 1995.

FINANCIAL MANAGEMENT
Return on capital employed increased to 12.3% from 11.9% last year. Return on stockholders' investment increased to 17.2% compared to 16.7% last year. Management continues to make progress towards our long term objectives of a 20% return on stockholders' investment and a 15% return on total capital employed.

In 1996, Bairnco's Board of Directors authorized the repurchase of up to $5,000,000 of its common stock. This authorization was in addition to the $2,420,000 still unused from the prior year $5,000,000 authorization. During the year the Company repurchased 803,900 shares for $5,412,000. The Board has authorized management to continue its stock repurchase program in 1997 subject to market conditions and the capital requirements of the business.

Working capital as a percent of sales increased from 18.8% to 20.2%. The increase in other current assets is due to a tax refund expected to be received during the first quarter 1997.

Net cash flows provided by operating activities were $13,612,000. These cash flows were more than sufficient to cover operating requirements, fund Bairnco's capital expenditure program, pay dividends and generate some excess cash. However, the acquisition, attendant capital expenditures and the stock repurchase program required $7.9 million in additional funds. Consequently, 1996 total debt increased to $28,179,000 from $24,578,000 at the end of 1995. Debt as a percent of equity increased to 57.0% from 51.2% in 1995.

Subsequent to year end, the reducing revolving credit agreement was amended to increase the maximum available borrowings to $45 million from $35 million and to extend the final maturity to December 31, 2001. At year end 1996, Bairnco had $23.3 million available under its revolving credit agreement, and $5.6 million available under short term lines of credit.

1996 capital expenditures were $10,131,000 as compared to a plan of $12,300,000. The reduction in capital expenditures from plan was due primarily to the deferment of a capacity addition from 1996 into future years. Again substantial improvements in operating efficiencies in 1996 and planned for 1997 permitted the postponement of this major capital expenditure. Depreciation and amortization were $6,305,000. The focus of the capital expenditure program during 1996 was primarily on required replacements, efficiency and quality improvements, and capacity additions.

The capital expenditure plan for 1997 is approximately $13.3 million. Depreciation and amortization is estimated to be approximately $7.0 million. The planned capital expenditures include cost reduction projects, replacements, quality improvements, new product developments, new processing equipment, capacity additions and equipment to meet new environmental regulatory requirements primarily in California. Approximately $4 million of the planned expenditures are contingent upon the realization of the anticipated growth in several markets.

DIVIDEND
The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT
Effective October 1, 1996, Jeff Berresford was appointed President of Kasco Corporation. Mr. Berresford was previously Vice President of Marketing for the Food and Beverage Division of Ecolab, Inc.

Effective October 14, 1996, Elmer Pruim was appointed President of Arlon's Adhesives & Films Division. Mr. Pruim was Acting President of Kasco North America from September 1995 to September 1996 and served as Bairnco's Controller since August 1994.

Effective October 21, 1996, Linda Metcalf was appointed Vice President Administration and Secretary of Bairnco. Mrs. Metcalf was previously Managing Director of Human Resources at CBIS.

During 1996 the management development program, which is one of the keys to our success, continued to make progress in all operations. Many key positions were filled or upgraded through a combination of internal promotions and external additions. The ongoing improvement and development of all employees remains a critical and never ending element for Bairnco's success.

SUMMARY AND OUTLOOK
1996 was another year of progress for Bairnco. Arlon's results continued to manifest the benefits of investing in the development of new products, new markets, and expanded sales, marketing and research efforts. The depressing impact of the electronics industry inventory correction during 1996 is not expected to recur in 1997.

The program of refocusing Kasco North America to become the preeminent supplier of cutting products and routine instore equipment services was substantially completed during the year. There were again expenses incurred in the continuing re-engineering and cost reduction programs. Throughout the year, in the North American operations, the benefits of these actions appeared in the improving financial results as compared to last year. We expect to see continuing benefits in 1997 and beyond from the actions taken. The positive impact of these programs was substantially offset by the impact of BSE on the European operations. BSE's negative impact appears to be behind us but the recovery will be gradual over the next several years. Kasco's entire organization is now focused on growing through providing superior products and services to its customers and core markets.

The outlook for 1997 is for improved sales and earnings. The US economy is again expected to experience slow growth during 1997 with inflation remaining under control and the Federal Reserve Board maintaining interest rates within recent historical bands. It is expected that the combination of growth in new products and in certain niche markets will result in sales increases more than offsetting the low margin sales that have been eliminated. Improved earnings are expected both from increased sales and the continuing cost reduction and efficiency and yield improvement programs. Due to the relatively strong first quarter in 1996, the timing of product line pruning during 1996 and the anticipated implementation of programs in 1997, the first part of 1997 is expected to be level with last year with the improvements beginning during the second quarter.

The continuing dedication and excellent performance of all our employees remains the key to our past and future success. Bairnco is dedicated to making 1997 a year of continuing improvement.

Respectfully yours,

Luke E. Fichthorn III
Chairman and CEO




ENGINEERED MATERIALS AND COMPONENTS

BUSINESS
Bairnco designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets under the Arlon brand name. These products are based on a common technology in coating, laminating, resin technology and dispersion chemistry.

PRODUCTS AND APPLICATIONS

CIRCUIT BOARD MATERIALS:
Arlon Materials for Electronics has an international reputation as the premier supplier of high technology materials for the printed circuit board industry. The products include the high performance and high temperature materials of the Electronic Substrates product line, and the frequency dependent and low signal loss materials of the Microwave Materials product line. These products are marketed principally to printed circuit board manufacturers and OEM's by a direct sales force in concert with strong technical support teams. These materials are used in products for the commercial, military, industrial, computer and telecommunications markets.

The economic factors affecting demand for these products include the level of economic activity in North America, Europe and Asia for high performance electronics, sophisticated defense electronics procurement, and telecommunication systems.

The core of the Electronic Substrates line includes premium high temperature capable laminate products used in circuit boards for military electronics and sophisticated commercial applications. Product applications included next-generation commercial and military avionics systems combining demands for surface mount technology with high temperature fabrication and use temperatures, and high performance test fixturing for next-generation integrated circuits. Intermediate temperature laminates which provide both improved product reliability in the field and ease of manufacture are also key to the line. Specialty products have been developed for the surface mounting of computer chips on circuit boards and multi-chip modules which are growing segments of the printed circuit board market. Efforts at the Rancho Cucamonga, California facility continue to stress improved customer responsiveness both in product design as well as shortened delivery time. This facility is ISO 9002 (International Quality Standard) certified.

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

A major emerging market for wireless communications is the new phone systems which are being planned for a number of developing countries in Asia and South America. These systems will bypass the high cost of installing and maintaining a hard-wire infrastructure and will permit regional installation based on population density. This should be a large and growing market over the next decade as numerous countries become involved.

The frequency dependent market area continues to drive toward lower cost to allow greater commercial and consumer penetration by new electronics applications. Increased activity in high speed digital applications and low cost, low signal loss materials has resulted in the development of a multi-layerable low loss product at Rancho Cucamonga. New product development continues with emphasis on low cost , low signal loss materials.

The Arlon Microwave facility in Bear, Delaware continues to invest in equipment to convert from low volume military to high volume commercial materials. It is expected this facility will be ISO 9002 certified in 1997.

SPECIALTY GRAPHIC FILMS:
Bairnco manufactures and markets, under the Calon brand name, cast and calendered vinyl films in a wide variety of colors and with varying face stocks and adhesive systems for specialty graphics which are used by commercial sign manufacturers and graphic printing houses, and in numerous commercial and governmental specification applications.

The economic factors affecting this business are the general level of economic activity in the United States, Canada, Europe, South America and the Asian Basin.

Arlon has entered into a strategic alliance with a United Kingdom based graphics and distribution company to further develop the European market. This new venture is expected to provide better and more cost effective services to Arlon's European distributors. Arlon N.V., Arlon's Belgium subsidiary which had served Europe, continued to under perform and was closed in 1996.

The graphic film products are produced primarily at the Santa Ana facility which is ISO 9001 certified. Products are also produced and distributed from the East Providence facility.

Continued investments in equipment and R&D resources yielded further improvements in quality and productivity. Additional quality and productivity gains are expected in 1997.

Several new graphics products and colors were introduced in 1996. This market is expected to continue to grow modestly in excess of the economy. Price competition in the lower performance calendered vinyl films continued in 1996.

Additional new products and colors are planned for introduction in 1997. It is also expected that the additional sales and marketing resources put in place during 1996 will result in better market penetration and that the new European market strategy will contribute positively to sales and earnings.

Graphic - Arlon Adhesives & Films Division's new line of inkjet vinyl offers new application opportunities to the graphics industry.

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

The combination of the Santa Ana, California and East Providence, Rhode Island operations provides a unique ability to meet the needs of new custom laminate applications. The East Providence facility was certified ISO 9001 during 1996.

Arlon is now focusing on developing additional engineered laminates, coatings and pressure sensitive systems for specific industrial applications. In addition to focused sales efforts, certain engineered laminates and coated products are now being marketed through the electronic and silicone products sales teams.


SILICONE RUBBER TECHNOLOGIES:
Bairnco manufactures a line of silicone rubber materials used in a broad range of consumer, industrial and commercial products. This business is sensitive to the level of general industrial and consumer spending in the United States.

Typical applications of these materials include silicone rubber for molding composites, silicone rubber insulating tape for electric traction motor windings, industrial flexible heaters, power utility insulating tapes, as wall as, many thermal and electrical conductivity applications.

The silicone rubber product line provides significant opportunity for Arlon in a number of areas. During 1996 further progress was made in both the development and applications of Thermabond(tm), a range of thermally conductive silicone products designed for the dissipation of heat from electronic circuit boards. Further progress was also made during the year in identifying new channels of distribution to serve international markets.
The distributor agreement with Airtech, a leading supplier of vacuum bagging materials to the composite industry, continues to develop opportunities in industrial as well as defense and aerospace composite applications.

In January of 1996, Arlon acquired the silicone rubber tape product line of Permacel, Inc.. During the year the Permacel line was integrated into the Bear, Delaware facility and now provides additional capacity and a broader range of capability including the ability to calender ultra-thin silicone rubber materials both with a supporting backbone as well as unsupported.

1997 is expected to be a year of continued growth for existing and new engineered products.


Graphic - Arlon's Thermabond(tm), a conductive silicone-sheet adhesive, is laser-cut to conform to PCB and heat-sink configurations and forms a flexible bond to transfer energy away from a densely populated board.


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

PRODUCTS AND APPLICATIONS

Kasco manufactures band saw blades for cutting, and chopper plates and knives for grinding meat in supermarkets and packing plants, band saw blades used in frozen fish factories, small band saw blades for cutting metal and wood, and large band saw blades for lumber mills. Kasco formulates, manufactures and markets seasoning products for the meat and deli departments of supermarkets which are primarily used in the preparation of instore products. Kasco distributes related supply products to supermarkets and other customers. Kasco also provides preventive maintenance and repair parts and service for a broad range of supermarket equipment primarily in the meat and deli areas in selected markets.

VAN SERVICE:
In North America, Kasco supplies its products and services directly to the supermarket and meat cutting industries through a continent-wide network of service professionals. These service professionals make regularly scheduled calls on the accounts in their region. They supply the Company's products and provide related equipment maintenance services. Kasco's service professionals are continuously trained in the service and maintenance of equipment used in the meat preparation areas of retail food outlets.

The field computerization program permits the service professionals to more efficiently service their customer base.

Graphic - Kasco's continent-wide network of service professionals provides quick, efficient and practical solutions to its customers.

REPAIR SERVICE:
Kasco integrated its service centers with its van service network in North America during the fourth quarter of 1996. This integration was designed to both improve the cost effectiveness and provide improved timely equipment maintenance. The integration will result in lower revenues in 1997 but improved profit contribution.

The repair service operations provide preventive maintenance programs and emergency repair programs for a broad range of equipment primarily in the meat preparation and deli areas of supermarkets and other retail food outlets in their geographical areas.

SEASONING:
Seasoning represents an emerging opportunity for Kasco to provide new value added programs to the meat and deli departments of its supermarket customers. As supermarkets increasingly compete with the restaurant trade for the consumers food dollars, they are turning to prepared foods. Kasco is well positioned to support its customers with its comprehensive "Mealtime Solutions" seasoning program. "Mealtime Solutions" offers a package of seasoning blends, recipes and instruction which allows a supermarket to present value added products in their meat and deli departments.

Graphic - Kasco offers its customers "Mealtime Solutions", a value added seasoning program.

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

EQUIPMENT DISTRIBUTION:
In France, in addition to providing its standard products, Kasco distributes equipment used in the supermarket industry and in the food processing industry. In Canada Kasco has reduced its equipment distribution activity during 1996 to those select markets where it provides superior value and service to its customers.

MANUFACTURING
Kasco and its subsidiaries have manufacturing operations in St. Louis, Missouri; City of Industry, California; Toronto, Canada; Gwent, Wales, United Kingdom; and Pansdorf, Germany. During 1996, Kasco's continuous improvement programs combined with significant capital and process investments resulted in superior quality bands, improved on time deliveries and improved productivity. Continuing improvements are expected in 1997.


DIRECTORS (individual photographs)

1.	Luke E. Fichthorn III
  	Chairman and CEO
  	Bairnco Corporation

2.	Charles T. Foley
  	President
  	Estabrook Capital Management, Inc.

3.	Richard A. Shantz
  	Private Investor

4.	William F. Yelverton
  	CEO - Individual Insurance Group
  	Prudential Insurance Company of America


MANAGEMENT (individual photographs)

1.	Jeffrey M. Berresford
  	President
  	Kasco Corporation

2.	Robert M. Carini
  	President
	  Arlon Materials for Electronics

3.	Linda M. Metcalf
  	Vice President Administration & Secretary
	  Bairnco Corporation

4.	Elmer G. Pruim
  	President
	  Arlon Adhesives & Films

5.	J. Robert Wilkinson
  	Vice President Finance & Treasurer
	  Bairnco Corporation




FINANCIAL HISTORY
                          1996         1995     1994      1993      1992
Summary of Operations
($ in thousands)

Net sales                 $  150,234   150,507  145,522   134,958   135,581
Gross profit              $   52,536    53,317   53,177    52,645    54,714
Earnings before interest,
  charges & taxes (a)     $   14,956    14,633   13,654    13,617    15,846
Operating profit          $   14,956    14,633   13,654     4,874    15,846
Interest expense, net     $    1,725     2,026    2,144     2,248     2,911
Income before income
  taxes                   $   13,231    12,607   11,510     2,626    12,935
Provision for income
  taxes                   $    4,896     4,826    4,255     1,809     5,180
Income from continuing
  operations              $    8,335     7,781    7,255       817     7,755
Return from continuing
  operations on:
    Net sales             %      5.5       5.2      5.0       0.6       5.7
    Stockholders'
      investment          %     17.2      16.7     17.4       1.4      12.1
    Capital employed      %     12.3      11.9     10.6       2.0       8.6

Year-End Position
($ in thousands)

Working capital           $   30,341    28,350   26,277    20,098    18,983
Plant and equipment, net  $   38,276    34,449   36,289    38,654    39,232
Total assets excluding
  discontinued operations $  102,600    98,196   99,243    95,547    98,916
Net assets of
  discontinued operations $      --        --     3,529    12,434    34,337
Total assets              $  102,600    98,196  102,772   107,981   133,253
Total debt                $   28,179    24,578   31,775    43,718    45,733
Stockholders' investment  $   49,464    48,024   43,997    38,515    62,055
Capital employed - total  $   77,643    72,602   75,772    82,233   107,788
Capital employed -
  proforma (b)            $   77,643    72,602   75,772    82,233    85,895

Per Share Data

Primary and fully diluted
  income from continuing
  operations              $     0.85      0.75     0.69      0.08      0.72
Cash dividend             $     0.20      0.20     0.20      0.20      0.20
Stockholders' investment  $     5.02      4.60     4.19      3.67      5.91
Market price:
    High                  $    8-1/2     6        5-1/2     8-1/2     8-1/4
    Low                   $    5-1/2     3-7/8    3         3-3/8     5-5/8

Other Data (in thousands)

Depreciation and
  amortization            $    6,305     6,314    6,502     6,700     5,808
Capital expenditures      $   10,131     4,831    5,176     6,318    13,195
Average shares
  outstanding (c)              9,851    10,440   10,500    10,500    10,749

Current ratio                    2.4       2.2      2.0       1.8       1.7
Number of common
  stockholders                 1,773     1,967    2,198     2,326     2,440
Average number of
  employees                      825       874      915       920       935
Sales per employee        $  182,100   172,200  159,040   146,700   145,000

(a) Excludes impact of non-recurring litigation and restructuring costs of $8,743 (pre-tax) in 1993.
(b) Stockholders' investment and capital employed adjusted on a proforma basis for discontinued operations NRV writedown and loss on discontinuance recorded in 1993.
(c) Assuming full dilution.



MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 14.

Results of Operations: 1996 Compared to 1995

Net sales for 1996 of $150,234,000 were level with net sales for 1995 of $150,507,000. Arlon's sales increased 4.1%. Sales to the graphics and electrical insulation markets continued to grow which more than offset lower sales to the electronics industry caused by the industry inventory correction primarily in the second and third quarters. Kasco's sales decreased 8.5%, part of which was consistent with the program to refocus Kasco North America on its core business and part of which was due to the severe impact of BSE ("mad cow" disease) on meat consumption in Europe and its attendant impact on Kasco's replacement and equipment business in Europe.

In 1996, gross profit decreased 1.5% to $52,536,000 from $53,317,000 in the prior year. Gross profit margins declined to 35.0% from 35.4% last year. Arlon's gross profit increased 3.7% as a result of sales growth and a mix change, which was partially offset by lower yields in two plants caused by the gyrations in the electronics market during the year resulting in lower gross profit margins as a percent of sales. Kasco's gross profit declined 8.6% as a result of the sales decrease. The program to refocus Kasco's North America operations was substantially completed and gross profit margin increased 1.5% on lower sales. However these improvements were more than offset by the $1.1 million reduced gross margin in Europe most of which occurred in the second and third quarters from the BSE panic. Meat consumption and the confidence of the European meat processing and distribution markets began to recover in the fourth quarter.

Selling and administrative expenses decreased $1,104,000 or 2.9% to $37,580,000 from $38,684,000 in 1995. As a percent of sales, these expenses decreased to 25.0% in 1996 from 25.7% in 1995. Selling expense decreased slightly. Kasco's expenses were reduced consistent with its plan. Arlon's sales and marketing expenses increased in accord with its continued investment in sales and marketing. Administrative expenses continued to be reduced both absolutely and as a percentage of sales. Research and development expenses increased 1.5% as Bairnco continued to invest in the development of new products and improved quality.

Operating profit in 1996 was $14,956,000, or 10.0% of net sales, compared to operating profit in 1995 of $14,633,000, or 9.7% of net sales.

Net interest expense decreased $301,000 or 14.9% from $2,026,000 to $1,725,000. The decrease was due primarily to lower interest rates.

Income before income taxes increased 4.9% to $13,231,000 in 1996 as compared to $12,607,000 in 1995. The effective tax rate decreased to 37.0% from 38.3% in 1995 due primarily to the tax benefits attendant with the establishment of Bairnco's foreign sales corporation. The provision for income taxes in both years includes all applicable federal, state, local and foreign income taxes. Audits of the Corporation's consolidated US federal income tax returns have been completed for all years through 1992.

Net income increased 7.1% to $8,335,000 in 1996 as compared to $7,781,000 in 1995. Earnings per share increased 13.3% to $.85 from $.75 last year. As a result of the stock repurchase program, the average number of shares outstanding in 1996 was 9,851,000, a 5.6% decrease from the 10,440,000 average outstanding in 1995.

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

Liquidity and Capital Resources

At December 31, 1996, Bairnco had working capital of $30.3 million compared to $28.4 million at December 31, 1995. The increase in other current assets is primarily due to a tax refund expected to be received during the first quarter 1997.

The decrease in other assets primarily reflects payments on the long term portion of the notes receivable on the discontinued operations disposed of during 1995 (refer to Note 2 to the Consolidated Financial Statements).

Subsequent to year end, the reducing revolving credit agreement was amended to increase the maximum available borrowings to $45 million from $35 million and to extend the final maturity to December 31, 2001.

At December 31, 1996, $28.2 million of total debt was outstanding compared to $24.6 million at the end of 1995. As of December 31, 1996, approximately $23.3 million was available for borrowing under the Corporation's secured reducing revolving credit agreement, as amended. In addition, approximately $5.6 million was available under various short term domestic and foreign uncommitted credit facilities. Debt as a percent of equity increased to 57.0% at the end of 1996 from 51.2% at the end of 1995.

Bairnco made $10,131,000 of capital expenditures in 1996 as compared to its plan of approximately $12.3 million. The reduction in capital expenditures from plan was due primarily to the deferment of a capacity addition from 1996 into future years. Again, substantial improvements in operating efficiencies in 1996 and planned for 1997 permitted the postponement of this major capital expenditure. Total capital expenditures in 1997 are expected to be approximately $13.3 million. Approximately $4.0 million of the planned expenditures are contingent upon realization of the anticipated growth in several markets.

In 1996, Bairnco's Board of Directors authorized the repurchase of up to $5,000,000 of its common stock. The authorization was in addition to the $2,420,000 still unused from the prior year $5,000,000 authorization. During the year the Company repurchased 803,900 shares for $5,412,000. The Board has authorized management to continue its stock repurchase program in 1997 subject to market conditions and the capital requirements of the business.

Cash provided by operating activities plus the amounts available under the existing credit facilities are expected to be sufficient to fulfill Bairnco's anticipated cash requirements in 1997.

Other Matters

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings which are discussed in more detail in Note 10 to the Consolidated Financial Statements. Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1996.

Outlook

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. The outlook for 1997 is for improved sales and earnings. It is expected that the combination of growth from new products and in certain niche markets will result in sales increases more than offsetting the low margin sales that have been eliminated.
Improved earnings are expected both from increased sales and the continuing cost reduction and efficiency and yield improvement programs. Due to the relatively strong first quarter in 1996, the timing of product line pruning during 1996 and the anticipated implementation of programs in 1997, the first part of 1997 is expected to be level with last year with the improvements beginning during the second quarter.




Quarterly Results of Operations (Unaudited)
(In thousands except per share data)
                       1st      1st      2nd      2nd      3rd      3rd      4th      4th      Total     Total
                       1996     1995     1996     1995     1996     1995     1996     1995     1996      1995
Net Sales              $38,094  $38,523  $37,323  $38,309  $36,152  $37,386  $38,665  $36,289  $150,234  $150,507
 Cost of sales          24,656   24,794   24,067   24,462   23,645   24,511   25,330   23,423    97,698    97,190
Gross Profit            13,438   13,729   13,256   13,847   12,507   12,875   13,335   12,866    52,536    53,317
 Selling and
  administrative
  expenses               9,621   10,132    9,276    9,980    8,965    9,292    9,718    9,280    37,580    38,684
Operating Profit         3,817    3,597    3,980    3,867    3,542    3,583    3,617    3,586    14,956    14,633
 Interest expense, net     415      547      433      527      417      479      460      473     1,725     2,026
Income before income
 taxes                   3,402    3,050    3,547    3,340    3,125    3,104    3,157    3,113    13,231    12,607
 Provision for income
  taxes                  1,293    1,159    1,348    1,269    1,187    1,211    1,068    1,187     4,896     4,826
Net Income             $ 2,109  $ 1,891  $ 2,199  $ 2,071  $ 1,938  $ 1,893  $ 2,089  $ 1,926  $  8,335  $  7,781

Earnings per Share     $  0.21  $  0.18  $  0.22  $  0.20  $  0.20  $  0.18  $  0.22  $  0.19  $   0.85  $   0.75

Market Price:
  High                 $ 8-1/2  $ 4-7/8  $ 7-5/8  $ 4-7/8  $ 7-3/8  $ 5-1/2  $ 6-7/8  $ 6      $  8-1/2  $  6
  Low                    5-7/8    3-7/8    6-5/8    3-7/8    5-1/2    4-3/8    5-3/4    4-3/8     5-1/2     3-7/8




"Safe Harbor" Statement under the Private Securities Reform Act of 1995

Certain of the statements contained in this annual report (other than the financial statements and statements of historical fact), including, without limitation, statements as to management expectations and belief presented under the captions "Letter to Our Stockholders" and "Management's Discussion and Analysis", are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Corporation. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Corporation will be those anticipated by management.

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 1997 and thereafter include many factors that are beyond the Corporation's ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, the market demand and acceptance of the Corporation's existing and new products, the impact of competitive products, changes in the market for raw or packaging materials, which could impact the Corporation's manufacturing costs, changes in product mix, changes in the pricing of the products of the Corporation or its competitors, the loss of a significant customer or supplier, production delays or inefficiencies, the costs and other effects of complying with environmental regulatory requirements, the costs and other effects of legal and administrative cases and proceedings, settlements and investigations, and changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates.

While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation's results of operations and financial condition in connection with its preparation of the stockholders' letter and management's discussion and analysis contained in its annual reports, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Bairnco Corporation:

We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Orlando, Florida
January 23, 1997



Arthur Andersen LLP

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 1996, 1995 and 1994
Bairnco Corporation and Subsidiaries

                                 1996           1995           1994
Net Sales                        $ 150,234,000  $ 150,507,000  $ 145,522,000
  Cost of sales                     97,698,000     97,190,000     92,345,000
Gross Profit                        52,536,000     53,317,000     53,177,000
  Selling and administrative
    expenses                        37,580,000     38,684,000     39,523,000
Operating Profit                    14,956,000     14,633,000     13,654,000
  Interest expense, net              1,725,000      2,026,000      2,144,000
Income before Income Taxes          13,231,000     12,607,000     11,510,000
  Provision for income taxes
    (Note 4)                         4,896,000      4,826,000      4,255,000
Net Income                       $   8,335,000  $   7,781,000  $   7,255,000

Earnings per Share of Common
  Stock (Note 3)                 $        0.85  $        0.75  $        0.69

Dividends per Share of Common
  Stock                          $        0.20  $        0.20  $        0.20




The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995
Bairnco Corporation and Subsidiaries
                                         1996           1995
Assets
Current Assets:
  Cash and cash equivalents              $   855,000    $    608,000
  Accounts receivable, less allowances
    of $822,000 and $763,000,
    respectively                          21,476,000      21,472,000
  Inventories:
    Raw materials and supplies             4,733,000       4,651,000
    Work in process                        5,999,000       5,451,000
    Finished goods                        12,767,000      13,634,000
                                          23,499,000      23,736,000
  Deferred income taxes (Note 4)           2,922,000       3,396,000
  Other current assets (Note 2)            3,748,000       2,130,000
        Total current assets              52,500,000      51,342,000
Plant and Equipment, at cost:
  Land                                     1,560,000       1,534,000
  Buildings and leasehold interests
    and improvements                      16,451,000      16,332,000
  Machinery and equipment                 66,520,000      59,926,000
                                          84,531,000      77,792,000
  Less - Accumulated depreciation
    and amortization                     (46,255,000)    (43,343,000)
                                          38,276,000      34,449,000
Cost in Excess of Net Assets of
  Purchased Businesses (Note 1)            7,922,000       8,152,000
Other Assets (Notes 1 and 2)               3,902,000       4,253,000
                                        $102,600,000    $ 98,196,000

Liabilities and Stockholders' Investment
Current Liabilities:
  Short-term debt (Note 6)              $  3,337,000    $  3,156,000
  Current maturities of long-term
    debt (Note 6)                            125,000         186,000
  Accounts payable                         7,383,000       7,885,000
  Accrued expenses (Note 5)               11,314,000      11,765,000
        Total current liabilities         22,159,000      22,992,000

Long-Term Debt (Note 6)                   24,717,000      21,236,000
Deferred Income Taxes (Note 4)             3,114,000       3,215,000
Other Liabilities                          3,146,000       2,729,000
Stockholders' Investment
  (Notes 3, 6 and 7):
  Preferred stock, par value $.01,
    5,000,000 shares authorized,
    none issued                                  --              --
  Common stock, par value $.01,
    30,000,000 shares authorized,
    11,155,499 and 11,062,499 issued,
    respectively                             112,000         111,000
  Paid-in capital                         49,004,000      48,533,000
  Retained earnings                       15,858,000       9,460,000
  Currency translation adjustment
    (Note 1)                               2,282,000       2,300,000
  Treasury stock, at cost, 1,741,965
    and 938,065 shares, respectively     (17,792,000)    (12,380,000)
        Total stockholders' investment    49,464,000      48,024,000
                                        $102,600,000    $ 98,196,000



The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1996, 1995 and 1994
Bairnco Corporation and Subsidiaries
                                     1996          1995          1994
Cash Flows from Operating Activities:
Income from continuing operations    $  8,335,000  $  7,781,000  $  7,255,000
Adjustments to reconcile to net cash
  provided by operating activities:
  Depreciation and amortization         6,305,000     6,314,000     6,502,000
  Loss on disposal of plant and
    equipment                             203,000       294,000        18,000
  Deferred income taxes                   373,000     1,561,000       242,000
  Change in operating assets and
    liabilities:
    (Increase) in accounts
      receivable, net                      (4,000)     (587,000)   (1,953,000)
    Decrease (increase) in
      inventories                         237,000    (3,694,000)     (549,000)
    (Increase) decrease in other
      current assets                   (1,618,000)    3,205,000    (2,629,000)
    (Decrease) increase in accounts
      payable                            (502,000)   (1,877,000)    2,399,000
    (Decrease) in accrued expenses       (451,000)   (1,019,000)   (1,498,000)
Cash provided by discontinued
  operations                                  --      1,988,000     4,863,000
Other                                     734,000       699,000      (115,000)
      Net cash provided by operating
        activities                     13,612,000    14,665,000    14,535,000

Cash Flows from Investing Activities:
Capital expenditures                  (10,131,000)   (4,831,000)   (5,176,000)
Proceeds from sale of plant and
  equipment                               138,000       328,000     1,728,000
Proceeds from sale of discontinued
  operations                                  --        100,000     2,865,000
      Net cash (used in) investing
        activities                     (9,993,000)   (4,403,000)     (583,000)

Cash Flows from Financing Activities:
Net borrowings (repayment) of
  external debt                         3,968,000    (7,427,000)  (12,107,000)
Payment of dividends                   (1,937,000)   (2,087,000)   (2,100,000)
Purchase of treasury stock             (5,412,000)   (2,580,000)          --
Exercise of stock options                 472,000       560,000           --
      Net cash (used in) financing
        activities                     (2,909,000)  (11,534,000)  (14,207,000)

Effect of foreign currency exchange
  rate changes on cash and cash
  equivalents                            (463,000)      402,000       350,000

Net increase (decrease) in cash and
  cash equivalents                        247,000      (870,000)       95,000
Cash and cash equivalents, beginning
  of year                                 608,000     1,478,000     1,383,000
Cash and cash equivalents, end
  of year                            $    855,000  $    608,000  $  1,478,000

Supplemental Disclosures of
  Cash Flow Information:
Cash paid (received) during the
  year for:
  Interest                           $  1,696,000  $  1,992,000  $  2,242,000
  Income Taxes                       $  5,378,000  $   (310,000) $   (533,000)
Noncash investing activities:
  Notes Received from Sale of
    Discontinued Operations          $        --   $  2,500,000  $        --

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 1996, 1995 and 1994
Bairnco Corporation and Subsidiaries
                                                      Retained      Currency
                               Common    Paid-In      Earnings      Translation  Treasury
                               Stock     Capital      (Deficit)     Adjustment   Stock
Balance, December 31, 1993     $109,000  $47,975,000  $(1,389,000)  $1,620,000   $ (9,800,000)
Net income                          --           --     7,255,000          --             --
Cash dividends ($.20 per share)     --           --    (2,100,000)         --             --
Currency translation adjustment
  (Note 1)                          --           --           --       327,000            --

Balance, December 31, 1994      109,000   47,975,000    3,766,000    1,947,000     (9,800,000)
Net income                          --           --     7,781,000          --             --
Cash dividends ($.20 per share)     --           --    (2,087,000)         --             --
Issuance of 110,375 shares
  pursuant to exercise of
  stock options                   2,000      558,000          --           --             --
Acquisition of treasury stock
  (486,200 shares at cost)          --           --           --           --      (2,580,000)
Currency translation adjustment
  (Note 1)                          --           --           --       353,000            --

Balance, December 31, 1995      111,000   48,533,000    9,460,000    2,300,000    (12,380,000)
Net income                          --           --     8,335,000          --             --
Cash dividends ($.20 per share)     --           --    (1,937,000)         --             --
Issuance of 93,000 shares
  pursuant to exercise of
  stock options                   1,000      471,000          --           --             --
Acquisition of treasury stock
  (803,900 shares at cost)          --           --           --           --      (5,412,000)
Currency translation adjustment
  (Note 1)                          --           --           --       (18,000)           --

Balance, December 31, 1996     $112,000  $49,004,000  $15,858,000  $ 2,282,000   $(17,792,000)



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

Arlon's products are based on a common technology in coating, laminating, resin technology and dispersion chemistry. Arlon's principal products include high performance materials for the printed circuit board industry, cast and calendered vinyl film systems, custom engineered laminates and pressure sensitive adhesive systems, and calendered and extruded silicone rubber insulation products used in a broad range of industrial, consumer and commercial products.

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

Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes. Depreciation expense of $6,123,000, $6,131,000 and $6,197,000 was recognized during 1996, 1995 and 1994, respectively.


Cost in excess of net assets of purchased businesses:

Cost in excess of net assets of purchased businesses acquired prior to 1971 of approximately $3.5 million is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $5,833,000 and $5,931,000 at December 31, 1996 and 1995,
respectively, is being amortized over 40 years. Accumulated amortization at December 31, 1996 and 1995, was $1,396,000 and $1,265,000, respectively.
Amortization expense of $149,000, $150,000 and $146,000 was recognized during 1996, 1995 and 1994, respectively.

At each balance sheet date, the Corporation evaluates the realizability of its cost in excess of net assets of purchased businesses based upon expectations of nondiscounted cash flows and operating income for each division having a material cost in excess of net assets of purchased businesses balance. Based upon its most recent analysis, the Corporation believes that no material impairment of its cost in excess of net assets of purchased businesses exists at December 31, 1996.


Intangibles:

Intangible assets of purchased businesses, net of amortization, are included in other assets and totaled $136,000 and $94,000 at December 31, 1996 and 1995, respectively. These items are amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $33,000 during 1996 and 1995, and $159,000 during 1994.


Long-lived assets:

Effective January 1, 1996, the Corporation adopted Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets ("SFAS 121"). SFAS 121 requires the Corporation to review the recoverability of long-lived assets, including certain identifiable intangibles to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The implementation of SFAS 121 had no impact on the accompanying consolidated financial statements.

Revenue recognition:

Revenues are recognized when products are shipped or when services are rendered.

Income taxes:

The Corporation accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. In estimating future tax consequences, the Corporation generally considers all expected future events other than enactment of changes in the tax law or changes in tax rates. Changes in tax laws or rates will be recognized in the future years in which they occur. Temporary differences between income for financial reporting and income tax purposes arise primarily from the timing of the deduction of certain accruals and from the use of accelerated methods of depreciation for income tax reporting purposes compared to the method of depreciation used for financial reporting purposes.

Accrued expenses:

Accrued expenses-insurance represents the estimated costs of known and anticipated claims under the Corporation's general liability, automobile liability, property and workers compensation insurance policies for all of its US operations. The Corporation provides reserves on reported claims and claims incurred but not reported at each balance sheet date based upon the estimated amount of the probable claim or the amount of the deductible, whichever is lower. Such estimates are reviewed and evaluated in light of emerging claim experience and existing circumstances. Any changes in estimates from this review process are reflected in operations currently.

Stock options:

The Corporation accounts for stock options under Accounting Principles Board Opinion No. 25 ("APB 25"), under which no compensation expense has been recognized. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for years beginning after December 15, 1995. SFAS 123 established financial accounting and reporting standards for stock-based employee compensation plans. The statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB 25, but requires pro-forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance for SFAS 123 been adopted. Compensation costs determined consistent with SFAS 123 did not have a material impact on the accompanying consolidated net earnings and earnings per share.

Translation of foreign currencies:

Balance sheet accounts of foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date while income and expenses are translated at the monthly average rates of exchange in effect during the year.


Fair value of financial instruments:

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short-term maturities of these assets and liabilities.

The interest rates on the notes receivable (see Note 2 to the Consolidated Financial Statements) are reset at least quarterly to reflect current market rates. Consequently, the carrying values of the notes receivable approximate fair value.

The carrying amount of the Corporation's short-term and long-term debt approximates fair value, since the debt is at floating rates or rates approximating rates currently offered to the Corporation for debt of the same remaining maturities.

Reclassifications:

Certain reclassifications were made to prior year balances in order to conform to the current year presentation


(2)	Discontinued Operations

Bairnco adopted a restructuring plan effective December 31, 1993, which included a formal plan of divestiture relating to the businesses that comprised Bairnco's Specialty Construction Products segment and secure communications electronics operations. During 1994, the majority of the Specialty Construction businesses were sold. The smallest and last remaining operation of the Specialty Construction business was sold on December 29, 1995. The secure communications business was sold on November 30, 1995. The net sales price of the discontinued operations sold in 1995 was $2.6 million and consisted of $100,000 in cash and two promissory notes. The current portion of the promissory notes is $550,000 and is included in Other Current Assets in the Consolidated Balance Sheet as of December 31, 1996 and 1995. The remaining $1,017,000 at December 31, 1996 and $1,950,000 at December 31, 1995 represents the net long term portion of the promissory notes and is included in Other Assets in the Consolidated Balance Sheet as of December
31, 1996 and 1995, respectively. No gain or loss was recognized on the sale of these operations in 1994, 1995 nor 1996.

As part of the asset purchase agreements for the two discontinued operations disposed of in 1995, the Corporation has guaranteed certain lease payments of one facility and remains the lessee/guarantor of a second facility even though such obligations have been transferred to the respective buyers. The total lease payments guaranteed as of December 31, 1996 amounted to approximately $821,000. In the event the Corporation is called upon to satisfy these guarantees, such payments would be offset by certain buyout provisions which could reduce the total lease payments by as much as $335,000, in addition to any recoveries from sub-leasing the property of which the Corporation remains the lessee/guarantor.

Net sales from the discontinued operations for the years ended December 31, 1995 and 1994 were $10.6 million and $20.2 million, respectively. The 1995 and 1994 losses of the discontinued operations approximated the prior estimates.


(3)	Earnings per Share

Primary and fully-diluted earnings per share are equal within each of the years ended December 31, 1996, 1995 and 1994. Earnings per share are based on the weighted average number of common shares outstanding during the year as follows:

                   1996            1995             1994

Primary            9,851,000       10,436,000       10,500,000
Fully-Diluted      9,851,000       10,440,000       10,500,000

Primary and fully-diluted shares outstanding reflect all common stock equivalents (primarily outstanding stock options as described in Note 7 to the Consolidated Financial Statements) to the extent they are not antidilutive.


(4)	Income Taxes

The components of income from continuing operations before income taxes and the provisions for domestic and foreign income taxes on continuing operations are as follows:

                                 1996          1995          1994
Income before Income Taxes:
  Domestic                       $13,176,000   $11,360,000   $11,096,000
  Foreign                             55,000     1,247,000       414,000
Total Income before Income Taxes $13,231,000   $12,607,000   $11,510,000

Provision for Income Taxes:
  Domestic:
    Currently payable            $ 4,096,000   $ 1,671,000   $ 3,731,000
    Deferred                         594,000     2,413,000       751,000
  Foreign:
    Currently payable                452,000       943,000      (135,000)
    Deferred                        (246,000)     (201,000)      (92,000)
Total Provision for Income Taxes $ 4,896,000   $ 4,826,000   $ 4,255,000

Bairnco's restated net current and non-current deferred tax assets (liabilities) are comprised of the following at December 31:

                                 1996          1995          1994
Current Deferred Tax Items:
  Accrued Expenses               $ 1,887,000   $ 2,211,000   $ 2,528,000
  Inventories                        872,000       961,000       980,000
  Other                              163,000       224,000       256,000
  Tax Credit Carryforwards               --            --      1,177,000
Net Current Deferred Tax Asset     2,922,000     3,396,000     4,941,000

Non-Current Deferred Tax Items:
  Fixed Assets                    (2,889,000)   (2,650,000)   (2,749,000)
  Pensions                        (1,149,000)     (938,000)     (781,000)
  Intangible Assets                   15,000      (107,000)     (102,000)
  Other                              909,000       480,000      (111,000)
Net Non-Current Deferred Tax
  Liability                       (3,114,000)   (3,215,000)   (3,743,000)

Net Deferred Tax (Liability)
  Asset                          $  (192,000)  $   181,000   $ 1,198,000

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

Other current assets on the balance sheet include current income taxes receivable of approximately $1.1 million at December 31, 1996.

In 1996, 1995 and 1994 the Corporation's effective tax rates were 37.0%, 38.3% and 37.0%, respectively, of income before income taxes. An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

                                 1996          1995          1994
Computed income taxes at
  statutory rate                 $ 4,499,000   $ 4,287,000   $ 3,910,000
State and local taxes, net of
  federal tax benefit                321,000       205,000       310,000
Dividend income                      198,000       193,000       185,000
Amortization of goodwill               9,000         9,000        43,000
Foreign income taxed at
  different rates                    187,000       318,000      (368,000)
Tax credits                         (271,000)     (281,000)     (242,000)
Benefit of Foreign Sales
  Corporation                       (413,000)          --            --
Other, net                           366,000        95,000       417,000
Provision for income taxes       $ 4,896,000   $ 4,826,000   $ 4,255,000

Audits of the federal income tax returns of the Corporation and its subsidiaries have been completed through 1992.

Provision has not been made for US income taxes on approximately $3.3 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.


(5)	Accrued Expenses

Accrued expenses consisted of the following as of December 31, 1996 and 1995, respectively:

                                       1996            1995

Salaries and wages                $  2,708,000    $  2,312,000
Income taxes                           245,000         360,000
Insurance                            2,648,000       2,026,000
Litigation                           1,654,000       1,942,000
Other accrued expenses               4,059,000       5,125,000
Total accrued expenses            $ 11,314,000    $ 11,765,000


(6)	Debt

Long-term debt consisted of the following as of December 31, 1996 and 1995, respectively:

                                          1996            1995

  Revolving Credit Notes              $21,707,000     $18,099,000
  Equipment Loans                         115,000         290,000
  Industrial Revenue Bonds              3,000,000       3,000,000
  Other                                    20,000          33,000
                                       24,842,000      21,422,000
  Less Current Maturities                 125,000         186,000
                Total                 $24,717,000     $21,236,000

Subsequent to year end, the Corporation's secured, reducing revolving credit agreement ("Credit Agreement") with a consortium of four banks led by Bank of America, Illinois, and including SunTrust Bank, NBD Bank and First Union Bank of Florida, was amended. The amendment effectively extended the expiration date of the Credit Agreement from August 31, 1999 to December 31, 2001 and increased the revolving credit facility's maximum loan commitment of $35 million at December 31, 1996 to $45 million. The Credit Agreement also includes a letter of credit facility of at least $10 million, although the letter of credit facility may be increased up to $20 million with a corresponding decrease in the revolving credit facility. At December 31, 1996, $21.7 million of revolving credit was outstanding and payable in 2001. In addition, approximately $8.3 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements. $5.0 million of the letters of credit guarantee various trade and insurance activities. An outstanding $3.3 million letter of credit supports the Industrial Revenue Bonds. Interest rates vary on the revolving credit and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the revolving credit outstanding at December 31, 1996, were 6.4% on US borrowings and 4.1% on European borrowings. A commitment fee is paid on the unused portion of the total credit. The interest rate on the Industrial Revenue Bonds was 4.6% at December 31, 1996.

Substantially all of the assets of the Corporation and its US subsidiaries are pledged as collateral under the Credit Agreement, which expires on December 31, 2001.

The Credit Agreement, as amended, contains covenants which require the Corporation to meet minimum interest coverage ratios and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. At December 31, 1996 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has equipment loans, mortgages and other debt outstanding at rates of 5.8% to 8.5% due in 1997 and 1998.

The annual maturity requirements for long-term debt due after December 31, 1996, are summarized as follows:

    Year Ended December 31,
                       1997             $     125,000
                       1998                    10,000
                       1999                       --
                       2000                       --
                       2001                21,707,000
    Due after December 31, 2001             3,000,000
        Total Long-Term Debt              $24,842,000


(7)	Stock Options

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

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 250,000 shares of common stock at option prices equal to the fair market value on the date of grant. Two-thirds of these performance options became exercisable as a result of the Corporations earnings performance in 1992 and 1995 with the remaining one-third becoming fully exercisable on the tenth anniversary of the date of grant if the executive is still employed by the Corporation. These options remain exercisable for ten years from the date they first become exercisable.

Changes in the stock options granted under the 1990 Plan during 1996, 1995 and 1994 were as follows:

                    1996     1996      1995      1995      1994       1994
                             Wtd Avg             Wtd Avg              Wtd Avg
                             Exercise            Exercise             Exercise
                    Options  Price     Options   Price     Options    Price
Outstanding at
  beginning of year 716,950  $5.56      982,150  $5.44     1,086,287  $5.44
Granted              78,000  $6.32       21,600  $4.70        32,500  $4.55
Exercised           (93,200) $5.09     (110,375) $5.06           --   $  --
Canceled            (17,725) $5.28     (176,425) $5.13      (136,637) $5.22
Outstanding at
  end of year       684,225  $5.71      716,950  $5.56       982,150  $5.44

Exercisable at
  end of year       501,513  $5.62      506,917  $5.48       666,397  $5.36

At December 31, 1996, 1995 and 1994, 1,495,925, 1,556,200 and 1,401,375
shares, respectively, were available for option grants under the 1990 Plan. The weighted average contractual life of the 684,225 options outstanding at December 31, 1996 was 4.46 years. There were no charges to income in connection with stock option activity during the years presented.


(8)  Pension Plans

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

                         1996          1996         1995          1995
                         Overfunded    Underfunded  Overfunded    Underfunded
Actuarial present value
  of benefit obligation:
  Vested                 $(19,242,000) $(2,476,000) $(18,137,000) $(2,409,000)
  Non-vested                 (225,000)     (24,000)     (427,000)     (66,000)
Accumulated benefit
  obligation              (19,467,000)  (2,500,000)  (18,564,000)  (2,475,000)
Additional amounts
  related to projected
  pay increases            (2,209,000)     (65,000)   (2,670,000)     (69,000)
Projected benefit
  obligation              (21,676,000)  (2,565,000)  (21,234,000)  (2,544,000)
Plan assets at fair value  22,531,000    1,841,000    20,172,000    1,587,000
Plan assets in excess of
  (less than) projected
  benefit obligation          855,000     (724,000)   (1,062,000)    (957,000)
Unrecognized net
  transition obligation       255,000      291,000       334,000      330,000
Unrecognized prior
  service costs               (83,000)      94,000       (61,000)     116,000
Unrecognized net loss       1,171,000      207,000     2,514,000      307,000
Adjustment to recognize
  minimum liability               --      (527,000)          --      (685,000)
Prepaid (accrued) pension
  costs recognized in
  balance sheet at
  September 30              2,198,000     (659,000)    1,725,000     (889,000)
Fourth quarter accruals       (91,000)     (64,000)     (225,000)     (48,000)
Fourth quarter
  contributions                   --        65,000       169,000       44,000
Effect of curtailment             --           --        (36,000)         --
Prepaid (accrued) pension
  costs at December 31   $  2,107,000  $  (658,000) $  1,633,000  $  (893,000)

The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.5% at both September 30, 1996 and 1995. The rate of projected pay increases, where applicable, was 5% at both September 30, 1996 and 1995. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 1996 and 1995.

Net periodic pension cost for the US plans included the following:

                                1996          1995          1994
Service cost-benefits earned
  during the year               $   716,000   $   858,000   $   915,000
Interest cost on projected
  benefit obligation              1,695,000     1,646,000     1,493,000
Return on plan assets:
  Expected return-(gain)         (2,018,000)   (1,666,000)   (1,803,000)
  Asset gain (loss)                 434,000     2,879,000    (2,774,000)
Actual return-(gain) loss        (2,452,000)   (4,545,000)      971,000

Net amortization and deferral       566,000     3,135,000    (2,584,000)
Net periodic pension cost       $   525,000   $ 1,094,000   $   795,000


(9) Business Segment Data

The Corporation operates two distinct businesses: Arlon - Engineered Materials and Components' segment; and, Kasco - Replacement Products and Services' segment. Information about the Corporation's major lines of business for the years ended December 31, 1996, 1995 and 1994 is as follows:

                        Segment                                  Depreciation
                        Operating                  Capital       and
          Net Sales     Profit(Loss) Assets (a)    Expenditures  Amortization
1996
Arlon     $103,449,000  $16,159,000  $ 61,118,000  $ 7,255,000   $3,312,000
Kasco       46,785,000    2,649,000    35,161,000    2,830,000    2,933,000
Corporate          --    (3,852,000)    6,321,000       46,000       60,000
  Total   $150,234,000  $14,956,000  $102,600,000  $10,131,000   $6,305,000

1995
Arlon     $ 99,391,000  $15,389,000  $ 55,108,000  $ 1,999,000   $3,274,000
Kasco       51,116,000    2,889,000    38,690,000    2,805,000    2,975,000
Corporate          --    (3,645,000)    4,398,000       27,000       65,000
  Total   $150,507,000  $14,633,000  $ 98,196,000  $ 4,831,000   $6,314,000

1994
Arlon     $ 92,214,000  $15,712,000  $ 50,234,000  $ 2,084,000   $3,562,000
Kasco       53,308,000    2,197,000    39,317,000    3,083,000    2,874,000
Corporate          --    (4,255,000)    9,692,000        9,000       66,000
  Total   $145,522,000  $13,654,000  $ 99,243,000  $ 5,176,000   $6,502,000

The Corporation has operations in Canada and several European countries. Information about the Corporation's operations by geographical area for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                Segment
                                Operating
                Net Sales       Profit          Assets (a)
1996
United States   $124,154,000    $ 14,564,000    $ 84,269,000
Foreign           26,080,000         392,000      18,331,000
  Total         $150,234,000    $ 14,956,000    $102,600,000

1995
United States   $122,510,000    $ 12,797,000    $ 77,917,000
Foreign           27,997,000       1,836,000      20,279,000
  Total         $150,507,000    $ 14,633,000    $ 98,196,000

1994
United States   $119,045,000    $ 12,754,000    $ 80,579,000
Foreign           26,477,000         900,000      18,664,000
  Total         $145,522,000    $ 13,654,000    $ 99,243,000

(a) Excludes net assets of discontinued operations of $3,529,000 for 1994.


(10)	Contingencies

Since its announcement in January 1990 of its intention to spin off Keene, Bairnco has been named as a defendant in a number of personal injury, property damage and wrongful death cases in which it is alleged that Bairnco is derivatively liable for the asbestos-related claims against Keene. On December 6, 1993, Keene filed for protection under Chapter 11 of the Bankruptcy Code. On June 8, 1995, the Creditors' Committee commenced an adversary proceeding in the Bankruptcy Court against Bairnco, certain of its present and former officers and directors, and others alleging that the transfer of assets for value by Keene to other subsidiaries of Bairnco and the spin-offs of certain subsidiaries by Bairnco, were fraudulent and otherwise violative of law and seeking compensatory damages of $700 million, plus interest and punitive damages (the "Transactions Lawsuit"). The complaint in the Transactions Lawsuit includes a count under the civil RICO statute, 18 U.S.C. Section 1964, pursuant to which compensatory damages are trebled.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco is party to a separate action brought by Keene in the United States Bankruptcy Court for the Southern District of New York in which Keene seeks the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses ("NOL Refunds"), notwithstanding certain provisions of tax sharing agreements between Keene and Bairnco (the "NOL Lawsuit"). (After filing the NOL Lawsuit, Keene ceded control of the action to the Creditors' Committee.) Pending resolution of the NOL Lawsuit, any refunds actually received are to be placed in escrow. Through December 31, 1996, approximately $28.5 million of NOL Refunds had been received and placed in escrow. There can be no assurance whatsoever that resolution of the NOL Lawsuit will result in the release of any portion of the NOL Refunds to Bairnco.

Keene's plan of reorganization was approved and became effective on July 31, 1996. The plan, as approved, creates a Creditors Trust that has succeeded to all of Keene's asbestos liabilities, and also has succeeded to the right to prosecute both the Transactions Lawsuit and the NOL Lawsuit. The plan also includes a permanent injunction under which only the Creditors Trust, and no other entity, can sue Bairnco in connection with the claims asserted in the Transactions Lawsuit. Prior to confirmation, Bairnco and other defendants in the Transactions Lawsuit had entered into a stipulation (the "Transactions Stipulation") that calls for the Transactions Lawsuit to be litigated in the District Court. The anticipated effect of these various provisions is that all claims and claimants against Bairnco that relate to Keene's asbestos liabilities should be consolidated for a single, binding resolution in the Transactions Lawsuit in the District Court.

In keeping with the Transactions Stipulation, the parties have moved to withdraw the reference - that is, they have requested that the District Court assume from the Bankruptcy Court all responsibility for overseeing the Transactions Lawsuit. Pending action on this request, proceedings in the Transactions Lawsuit are stayed.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1996.


CORPORATE INFORMATION

Corporate Office
Suite 300, 2251 Lucien Way
Maitland, Florida 32751
(407) 875-2222

Principal Facilities
Bear, Delaware
City of Industry, California
East Providence, Rhode Island
Rancho Cucamonga, California
St. Louis, Missouri
Santa Ana, California
Toronto, Ontario, Canada
Gwent, Wales, United Kingdom
Paris, France
Pansdorf, Germany

Transfer Agent and Registrar
Trust Company Bank
P.O. Box 4625
Atlanta, Georgia 30302
(404) 588-7815

Independent Certified Public Accountants
Arthur Andersen LLP
200 South Orange Avenue, Suite 2100
Orlando, Florida 32801
(407) 841-4601

Stock Listing
Bairnco common stock is listed on the New York Stock Exchange.
Symbol - BZ.

Annual Meeting
The annual stockholders meeting will be held at the Sheraton Orlando North, 600 North Lake Destiny Road,
Maitland, Florida 32751,
on April 18, 1997 at 10:00 a.m.

Form 10-K
Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information
Contact Investor Relations at Bairnco's Corporate Office.




BAIRNCO CORPORATION
Suite 300, 2251 Lucien Way
Maitland, Florida 32751
(407) 875-2222
FAX (407) 875-3398