Form 10-K, Exhibit 13
period 1997-12-31
BAIRNCO CORP /DE/
filed 1998-03-26
CIK 350750

Our mission

Bairnco is an organization of people committed to providing value-added industrial and commercial products and services to niche markets which meet or exceed our customers' requirements leading to the creation of stockholder and employee value.

Our strategy

Bairnco  strives  to  develop  true  partnership  relationships  with   its
customers in selected markets through close cooperation in developing value-added solutions to their needs. Bairnco seeks to identify and participate in those markets that will provide growth opportunities due to either technical developments or the changing needs of customers.

Bairnco implements this mission and strategy through two business segments:

Engineered materials and components are designed, manufactured and sold under the Arlon brand identity.

Replacement products and services are manufactured and distributed under the Kasco brand identity.

Our objectives

Bairnco believes that concentrating its resources in selected market niches can provide the basis to achieve both superior profitability and growth. Management's long term objectives are to achieve:

  15% compound rate of earnings growth

  20% return on stockholders' investment

  15% return on total capital employed.



                     CONTENTS

                     Financial Highlights                                 1
                     Letter to our Stockholders                           2
                     Our Values and People                                4
                     Engineered Materials & Components (Arlon)            6
                     Replacement Products & Services (Kasco)             11
                     Directors and Management                            12
                     Financial History                                   13
                     Management's Discussion and Analysis                14
                     Quarterly Results of Operations                     16
                     Report of Independent Certified Public Accountants  17
                     Consolidated Financial Statements                   18
                     Notes to Consolidated Financial Statements          22

FINANCIAL HIGHLIGHTS
(In thousands except per share data)
                                                           Percent Change
                             1997      1996      1995      97/96    96/95
Net Sales                    $158,708  $150,234  $150,507  6%       0%
Operating Profit             $ 15,592  $ 14,956  $ 14,633  4%       2%
Net Income                   $  8,771  $  8,335  $  7,781  5%       7%
Diluted Earnings per Share   $   0.94  $   0.85  $   0.75  11%      13%
Cash Dividends per Share     $   0.20  $   0.20  $   0.20  0%       0%
Stockholders' Investment
  per Average Diluted Common
  Share Outstanding          $   5.61  $   5.02  $   4.60  12%      9%
Total Assets                 $109,286  $102,600  $ 98,196  7%       4%
Stockholders' Investment     $ 52,469  $ 49,464  $ 48,024  6%       3%
Average Diluted Common
  Shares Outstanding            9,350     9,851    10,440  (5%)     (6%)


Graphic - Bar Chart depicting Sales (y-axis) for five years - 1993 to
          1997 (x-axis):

  Year   Sales
         (in thousands)

  1993   $134,958
  1994   $145,522
  1995   $150,507
  1996   $150,234
  1997   $158,708

Graphic - Bar Chart depicting Income from Continuing Operations (y-axis) for five years - 1993 to 1997 (x-axis):

  Year   Income from Continuing Operations
         (in thousands)

  1993   $  817
  1994   $7,255
  1995   $7,781
  1996   $8,335
  1997   $8,771

Graphic - Bar Chart depicting Diluted Earnings per Share from Continuing
          Operations ( y-axis) for five years - 1993 to 1997 (x-axis):

  Year   Diluted Earnings per Share from Continuing Operations

  1993   $0.08
  1994   $0.69
  1995   $0.75
  1996   $0.85
  1997   $0.94






LETTER TO OUR STOCKHOLDERS

1997 was another year of good progress for Bairnco. Earnings and sales increased. Our management teams improved. The stream of new products continued to grow. We repurchased more of our common stock. Our financial condition remained strong.

FINANCIAL RESULTS

1997  sales  of  $158,708,000  increased 5.6% from  $150,234,000  in  1996.
Arlon's sales increased 8.3%. All markets served experienced growth although there was substantial volatility within the electronics market. Kasco's sales declined 0.2% as growth in the U.S. was offset by the planned discontinuation of equipment sales in certain Canadian markets and the negative impact of the strong dollar on the "translation" of foreign sales.

In 1997, gross profit increased 2.8% to $53,996,000 from $52,536,000 in the prior year. Gross profit increased at both Arlon and Kasco with increased sales. However, the strong dollar also negatively impacted the translation of foreign gross profit. Gross profit margins declined to 34% from 35% last year. Profit margins were lower primarily due to plant and labor inefficiencies caused by swings in demand during the year, new equipment start-ups at three plants, and the two week strike at the Bear Delaware facility.

Selling and administrative expenses increased 2.2% to $38,404,000 from $37,580,000 in 1996. As a percent of sales, these expenses decreased to 24.2% in 1997 from 25.0% in 1996. Research and development expenses increased 17.2% as Bairnco continued to invest in the development of new products and improved quality.

Net interest expense increased from $1,725,000 to $1,834,000. The increase was due to increased average debt outstanding.

Income before income taxes increased 4% to $13,758,000 in 1997 as compared to $13,231,000 in 1996. The effective tax rate was 36.2% as compared to 37.0% in 1996.

Net income increased 5.2% to $8,771,000 in 1997 as compared to $8,335,000 in 1996. Diluted earnings per share increased 10.6% to $.94 from $.85 last year. As a result of the stock repurchase program, the average number of diluted shares outstanding in 1997 was 9,350,000, a 5.1% decrease from the 9,851,000 average shares outstanding in 1996.

FINANCIAL MANAGEMENT

Return on capital employed decreased to 12.2% from 12.3% last year, as the positive impact of many of the major capital expenditures will not be realized until 1998 and beyond. Return on stockholders' investment in 1997 increased to 17.4% compared to 17.2% last year. Management continues to make progress towards our long-term objectives of a 20% return on stockholders' investment and a 15% return on total capital employed.

In 1997, Bairnco's Board of Directors authorized the repurchase of up to $5,000,000 of its common stock. This authorization was in addition to the $2,008,000 still unused from the prior year authorization. During the year the company repurchased 424,800 shares for $3,255,000. The Board has authorized management to continue its stock repurchase program in 1998 subject to market conditions and capital requirements of the business. At year-end $3.75 million was available for additional stock repurchases. The Board may consider additional authorizations if appropriate during the year.

Working capital as a percent of sales increased from 20.2% to 22.5%. The increase is primarily attributable to increased accounts receivable from strong fourth quarter sales and growing export sales and increased inventories.

Net cash flows provided by operating activities were $12,203,000. These cash flows were more than sufficient to cover operating requirements, fund Bairnco's capital expenditure program, pay dividends and generate some excess cash. However the stock repurchasing program required $3,255,000 in cash. Consequently 1997 total debt increased to $30,318,000 from $28,179,000 at the end of 1996. Debt as a percent of equity increased to 57.8% from 57.0% in 1996. At year-end 1997 Bairnco had $15.7 million available under its revolving credit agreement, and $5.6 million available under short-term lines of credit.

1997 capital expenditures were $8,789,000 as compared to a plan of $13,300,000. Depreciation and amortization was $6,516,000. Improvements in operating efficiencies in 1997 and planned for 1998 permitted the postponement of some planned capital expenditures. Approximately half the capital expenditures were related to both increased capacity and cost reduction programs.

The  capital  expenditure  plan  for 1998 is approximately  $12.0  million.
Depreciation and amortization is estimated to be approximately $7.0 million. The planned capital expenditures include cost reduction projects, replacements, quality improvements, new product developments, new processing equipment and capacity additions. Approximately $3.0 million of the planned capital expenditures are for additional capacity and are contingent upon the growth being realized.

DIVIDEND

The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT

Effective August 11, 1997, James W. Lambert was appointed Corporate Controller of Bairnco Corporation. Jim was formerly Manager of Group Financial Planning and Analysis with Air Products and Chemicals Inc. of Allentown, PA. Jim filled the vacancy left when Elmer Pruim was appointed President of Arlon's Adhesive and Films Division at the end of 1996.

Effective December 15, 1997, Linda Metcalf resigned as Vice President Administration and Secretary of Bairnco. A search is currently underway to fill this position.

During 1997 the management development program, which is one of the keys to our future success, continued to make progress in all operations. To further push the responsibility and authority closer to the marketplace, to increase product development focus, and as a result of their individual growth, Eric Kleinschmidt was promoted to Business Unit Manager of ELCD and Chuck Roye was promoted to Business Unit Manager of STD. The ongoing improvement and development of all our employees remains a critical and never-ending element for Bairnco's success.

SUMMARY AND OUTLOOK

1997 was another year of progress for Bairnco.

Arlon's results continued to manifest the benefits of investing in the development of new products, new markets, and of expanded sales, marketing and research efforts.

Kasco North America's program to become the preeminent supplier of cutting products and routine in-store equipment services was continued during the year. Kasco's seasoning program for in-store meal preparation continued its strong growth. The North American operations had improved results from increased revenues in the US and from reduced costs from product line pruning in Canada. European meat markets continued to recover from the "Mad Cow" panic of 1996. We expect to see both improved revenues and improved efficiencies in 1998 and beyond.

The outlook for 1998 is for another year of improved sales and earnings. The US economy is again expected to experience slow growth during 1998 with inflation remaining under control and the Federal Reserve Board maintaining interest rates within recent historical bands. We expect the combination of general economic growth, growth from new products, and higher growth in certain niche markets will result in increased sales. Improved earnings are expected both from the increased sales and from continuing efficiency and yield improvement programs.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all dedicated to making 1998 a year of continuing improvement.

Respectfully yours,




Luke E. Fichthorn III
Chairman and CEO

Our values:

At Bairnco, our values are the core of our corporate culture. They are the basis for the decisions we make regarding the development and deployment of our people, the improvement and investment in our processes, and the manufacture and distribution of our products.

We value:

  Personal and corporate integrity;
  The inevitability and opportunity of change;
  Continuous improvement and development;
  Total customer satisfaction;
  Decentralized organization and empowered employees;
  Superior rewards for superior performance;
  Have fun - enjoy your work and your life.

PHOTO - Kasco employees review recipe instructions in the new seasoning test kitchen. Employees will use the test kitchen for product development and training.

Our people:

People are our most valuable asset. We continuously invest in education, communication, and reward programs to develop this vital resource.

Whether it's a marketing specialist who is completing her MBA, a lab technician attending a seminar on infrared spectroscopy analysis, or a machine operator receiving instruction on using a micrometer, we make sure our employees are given the opportunity to expand their skills. Our management development process includes the identification of specific employee needs and also sponsors group training for supervisors and management.

We foster communication throughout the organization with cross functional work teams, round table discussions, plant meetings, "state of the business" meetings, and newsletters. Many of our employees have also participated in management training to enhance feedback and communication skills.

PHOTO - Arlon technicians use reference materials from their new R&D library and conference area. We are committed to creating an environment conducive to employee development and learning.

We strive to develop internal advancement programs for our employees and always look first within the organization when filling open positions. All of our employees participate in incentive programs: from corporate accountants to band saw blade welding operators. These incentive programs are tied to realistic performance goals.

We believe that development, education, communication, goal setting, and rewards are keys to the successful management of our people.

PHOTO - Arlon employees discuss process improvements and new product development within the Microwave Materials product line.
        Cross-functional meetings facilitate information sharing and project management.




Our products, our processes:

We believe that the continuous improvement and development of our products and processes are vital to our success. Total customer satisfaction can only be achieved by delivering products that meet and exceed customer needs. Because these customers needs continue to evolve, we are committed to continuous investment in product development, process improvements, capacity expansion, and research and development to insure we deliver products that are competitive in the market.

PHOTO - An Arlon technical director reviews a polyimide reaction with a chemist. Sharing knowledge is crucial to employee development.

Arlon Engineered Materials and Components

Bairnco designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets under the Arlon brand identity. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry.

Arlon Materials for Electronics has an international reputation as the premier supplier of high technology materials for the printed circuit board industry. These products are marketed principally to printed circuit board manufacturers and OEM's by a direct sales force in concert with strong technical support teams in the U.S. and through distributors and manufacturers representatives in Europe, the Far East, and South America.

Our Electronic Substrates product line includes high temperature, high performance thermoset laminates and prepreg bonding plies used in circuit boards for sophisticated commercial applications and military electronics. These applications require materials, which withstand high continuous operating temperatures, provide ease of field reparability, are highly reliable, and improve fabrication yields. Intermediate temperature laminates, which provide improved product reliability and ease of manufacture at a lower cost, are also key to the line.

The Microwave Materials product line offers application matched, reinforced PTFE laminates providing high yields and high performance for temperature and frequency dependent microwave applications. The applications for this product line include digital cordless telephones, cellular phone systems, direct broadcast satellite TV systems, personal communications networks, global positioning satellites, local area networks, collision avoidance systems, and radar detection systems.

The markets served by Electronic Substrates and Microwave Materials continue to migrate toward lower cost solutions to allow for greater commercialization and consumer penetration of electronic applications. To support this trend we have made significant investments in new equipment, product development, and research and development:

  New lamination presses with increased capacity and the ability to press larger sheet sizes.
  New material handling equipment and clean rooms to improve efficiency and product quality.
  Research and development laboratory expansion to reduce time to market with new products.
  Arlon's 25N series, a laminate system based on aromatic polyolefin resin that offers many of the performance advantages of PTFE materials with the cost and processing advantages of traditional thermoset materials, targeted for commercial electronics.
  Arlon's Thermount nonwoven, aramid reinforced materials that offer many advantages for specialty applications at a more attractive cost-performance ratio than woven aramids.
  Arlon's AD Series substrate materials: a PTFE based laminate system that offers all the performance characteristics of PTFE with lower cost targeted for commercial applications.

PHOTO - Coater operators inspect Thermount 85NT being produced at Arlon's
        Rancho Cucamonga, CA facility. Thermount 85NT is a new product being widely used for surface mount technology such as in sophisticated avionics used in commercial and military aircraft.

PHOTO - Arlon chemists study the reaction of a developmental resin in a new laboratory facility at Rancho Cucamonga, CA. Arlon has made a major commitment to new product development by investing in facility and personnel additions.

PHOTO - The press operator explains the control panel on Rancho Cucamonga's, CA new press to lamination employees. The new press has approximately 30% more capacity than the older presses and can press a larger sheet to supply a wider variety of customer specified finished panel sizes.

PHOTO - A new lamination press, lay up room, and material handling system at Arlon's Bear, DE facility will improve the production efficiency and the product quality of Arlon's Microwave Materials product line.

PHOTO - Lay up operators at the Bear, DE facility assemble  Arlon's AD
        Series laminates in a new clean room. AD Series substrate materials designate a cost competitive PTFE based system that offers all the performance characteristics of PTFE at a lower cost.

Bairnco manufactures and markets, under the Calon brand name, cast and calendered vinyl films in a wide variety of colors, face stocks and adhesive systems. These vinyl films are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

We have continued to invest in new product development and to improve the quality of our current product line. During 1997 we extended our line of translucent vinyl for back lit applications with diffuser films and additional colors. We also introduced several products for the digital imaging market, including a vinyl for electrostatic printed graphics. We will continue to expand and improve our products for use in commercial and electrical signage and in fleet graphics in 1998.

Our product development is supported with investments in manufacturing process improvements, research and development and distribution. In 1997, these investments and improvements included:

  Optimization  of  production processes to  improve  the  quality  of  our translucent vinyl for back lit applications;
  Investment  in  new coating technology to reduce the variability  of  our films' thickness profile;
  Optimization  of chemical formulas to improve the physical properties  of our films;
  Decreased the production time of custom colored vinyl films;
  Increased research and development staff;
  Expanded regional distribution for improved product delivery.

We will continue to make these investments because we are committed to delivering high quality competitive products to our customers.

PHOTO - Arlon is an established fleet vinyl supplier, with fleet graphic installations around the world. Arlon continues to make product advances in this market.

PHOTO - Arlon's engineers and operators review new coating heads on a vinyl coating line at the Santa Ana, CA facility. This equipment upgrade has improved the film's thickness profile, leading to better physical properties and color consistency.

PHOTO - Calon translucent vinyl is used in back lit applications all over the world. A complete line of translucent and diffuser film is available, as well as a custom color program to match corporate identification needs.

We manufacture and market custom-engineered laminates and coated products under the Arlon brand identity. Typical applications include insulating foam tapes for thermopane windows, specialty circuit materials, electrical insulation materials for motors and transformers, thermal insulation panels for appliances and cars, identification cards and labels, durable printing stock, and other custom engineered laminates for specific industrial applications.

The key to Arlon's success in custom-engineered laminates and coated products is our knowledge base of materials technology, process technology, and customer applications. In 1998 we will be expanding our research and development facilities and staff to support our strategy of increasing this business. Our strategy and knowledge base has led to several recent product developments.

We have expanded our product offering of specialty circuit materials with the addition of polyimide coated copper foils for use in printed circuit board manufacturing.

We introduced an improved glazing tape, AWT2, which provides enhanced adhesive properties on vinyl, wood, and aluminum sash materials.

PHOTO - An engineer at Arlon's East Providence, RI facility is analyzing
        Duralon using a precision smoothness tester. Duralon is a tear resistant paper/film/paper laminate whose applications include durable printing stock, envelopes, and printable file folders.

PHOTO - Arlon glazing tapes consist of closed cell copolymer foam coated on both sides with an aggressive acrylic adhesive system. This adhesive system provides optimum compatibility with a variety of sash materials.

PHOTO - Arlon produces electrical insulation over a broad performance range for use in motors, generators, and transformers. Substrates used include papers, fabrics, and dielectric films, which are combined with polymer adhesives and coatings.

Bairnco  manufactures a line of silicone rubber materials used in  a  broad
range   of   consumer,   industrial  and  commercial   products.    Typical
applications of these materials include:

  Silicone rubber for molding composites;
  Silicone rubber insulating tape for electric traction motor coil windings; Insulation for industrial flexible heaters;
  Thermal and electrical conductivity applications;
  Insulating tape for electrical splices.

The silicone rubber product line provides significant opportunity for Arlon in a number of areas:

  The product line and equipment acquired in 1996 from Permacel was integrated into our business in 1997. We fully realized the gains in capability and capacity we expected with this acquisition. Additional capacity is available for growth.

  Thermabond(R) is a compliant, thermally conductive silicone sheet adhesive
with  elastic  properties.   It  continues  to  penetrate  the  market  and
commercial  applications  continue to  be  identified.   In  1998  we  will
continue  to  focus  application  development  efforts  on  thermally   and
electrically conductive sheet adhesives for electrical and electronic markets.

  Our fusible tape business will benefit by the installation of a new extruder line completed in 1997. This equipment gives us improved production capabilities and lower costs that allow us to more competitively address retail applications and other commercial markets.

PHOTO - The new extruder installed at Arlon's Bear, DE facility increases the production capacity of silicone extruded fusible tape. Arlon is poised to address new markets in silicone extruded tape using the new extruder, along with a new oven and an automatic windup station.

PHOTO - An Arlon operator uses a micrometer to measure thickness of flexible heater material. This production line performs precision calendering and fabric coating to produce a family of silicone products for industrial markets.

Kasco Replacement Products and Services

Kasco is the leading manufacturer and supplier of replacement products and services principally to supermarkets; meat and deli operations; and meat, poultry and fish processing plants throughout the United States, Canada and Europe. These products and services include:

  Band saw blades for cutting meat and fish;
  Chopper plates and knives for grinding meat;
  Seasoning products;
  Preventive maintenance for equipment in meat and deli operations; Other related butcher supply products.

Kasco also manufactures small band saw blades for cutting metal and wood, and large band saw blades for use at lumber mills. Kasco has manufacturing operations in St. Louis, Missouri; Toronto, Canada; Gwent, Wales, United Kingdom; and Pansdorf, Germany. In France, in addition to providing its replacement products, Kasco distributes equipment used in the supermarket industry and in the food processing industry.

Kasco introduced several new products in 1997. One of the most exciting is the Predator Series of custom splitter blades. These splitter blades offer reduced workplace noise, peak high speed cutting performance, and increased durability with a unique Gold Tooth Hardening process.

The Mealtime Solutions seasoning program continues to be a success as sales for home meal replacement items within supermarkets increase. Mealtime Solutions offers a package of seasoning blends, recipes and instructions which allows a supermarket to present value-added products in their meat and deli departments. To support this growing market, Kasco has moved seasoning manufacturing from City of Industry, CA to St. Louis, MO and built a formulation lab and test kitchen.

In North America, Kasco supplies its products and services directly to the supermarket and meat cutting industries through a continent-wide network of service professionals and exclusive distributors. During 1997 Kasco reorganized this network to better serve its customers, and also designed an extensive training program that will be implemented in 1998. In addition, Kasco has increased its emphasis on preventive maintenance, increasing the value-added service its network of professionals provides to customers.

PHOTO - Kasco's Mealtime Solutions seasoning program offers a package of seasoning blends, recipes, and instructions which allows a supermarket to present an attractive ready-to-cook home meal to their customers.

PHOTO - The Predator Series of splitter blades from Kasco features a Gold
        Tooth Hardening process which offers high speed, high volume cutting with less waste, straighter cuts, less workplace noise, and less operator fatigue.

PHOTO - Kasco's investment in seasoning production in 1997 included the form and fill machine featured here; other mixing, blending, and handling equipment; and a new building to accommodate the expanded seasoning operation in St. Louis, MO.

Directors

1. Luke E. Fichthorn III
   Chairman and CEO
   Bairnco Corporation

2. Charles T. Foley
   President
   Estabrook Capital Management, Inc.

3. Richard A. Shantz
   Private Investor

4. William F. Yelverton
   Independent Business Consultant


Management:

1. Jeffrey M. Berresford
   President
   Kasco Corporation

2. Robert M. Carini
   President
   Arlon Materials for Electronics

3. James W. Lambert
   Controller
   Bairnco Corporation

4. Elmer G. Pruim
   President
   Arlon Adhesives & Films

5. J. Robert Wilkinson
   Vice President Finance & Treasurer
   Bairnco Corporation

FINANCIAL HISTORY
                                 1997      1996     1995     1994     1993
Summary of Operations
($ in thousands)

Net sales                        $158,708  150,234  150,507  145,522  134,958
Gross profit                     $ 53,996   52,536   53,317   53,177   52,645
Earnings before interest,
  charges & taxes (a)            $ 15,592   14,956   14,633   13,654   13,617
Operating profit                 $ 15,592   14,956   14,633   13,654    4,874
Interest expense, net            $  1,834    1,725    2,026    2,144    2,248
Income before income taxes       $ 13,758   13,231   12,607   11,510    2,626
Provision for income taxes       $  4,987    4,896    4,826    4,255    1,809
Income from continuing
  operations                     $  8,771    8,335    7,781    7,255      817
Return from continuing
  operations on:
    Net sales                    %    5.5      5.5      5.2      5.0      0.6
    Stockholders' investment     %   17.4     17.2     16.7     17.4      1.4
    Capital employed             %   12.2     12.3     11.9     10.6      2.0

Year-End Position
($ in thousands)

Working capital                  $ 35,712   30,341   28,350   26,277   20,098
Plant and equipment, net         $ 39,913   38,276   34,449   36,289   38,654
Total assets excluding
  discontinued operations        $109,286  102,600   98,196   99,243   95,547
Net assets of discontinued
  operations                     $    --       --       --     3,529   12,434
Total assets                     $109,286  102,600   98,196  102,772  107,981
Total debt                       $ 30,318   28,179   24,578   31,775   43,718
Stockholders' investment         $ 52,469   49,464   48,024   43,997   38,515
Capital employed - total         $ 82,787   77,643   72,602   75,772   82,233

Per Common Share Data
Income from continuing
  operations - Basic             $   0.96     0.85     0.75     0.69     0.08
Income from continuing
  operations - Diluted           $   0.94     0.85     0.75     0.69     0.08
Cash dividend                    $   0.20     0.20     0.20     0.20     0.20
Stockholders' investment         $   5.61     5.02     4.60     4.19     3.67
Market price:
    High                         $ 11-1/4    8-1/2    6        5-1/2    8-1/2
    Low                          $  6-3/8    5-1/2    3-7/8    3        3-3/8

Other Data (in thousands)
Depreciation and amortization    $  6,516    6,305    6,314    6,502    6,700
Capital expenditures             $  8,789   10,131    4,831    5,176    6,318
Average common shares outstanding   9,151    9,753   10,433   10,500   10,500
Diluted common shares outstanding   9,350    9,851   10,440   10,500   10,500

Current ratio                         2.6      2.4      2.2      2.0      1.8
Number of common stockholders       1,574    1,773    1,967    2,198    2,326
Average number of employees           850      825      874      915      920
Sales per employee               $186,710  182,100  172,200  159,040  146,700


(a) Excludes impact of non-recurring litigation and restructuring costs of $8,743 (pre-tax) in 1993.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The   following  discussion  should  be  read  in  conjunction   with   the
Consolidated Financial Statements and related notes which begin on page 18.

Results of Operations: 1997 Compared to 1996

Net sales for the year ended December 31, 1997 increased 5.6% to $158,708,000 from $150,234,000 in 1996. Arlon's sales increased 8.3% as all markets served experienced growth although there was substantial volatility within the electronics market. Kasco's sales declined 0.2% as growth in the US markets, especially in the seasonings for ready-to-cook foods for supermarkets and special products areas, was offset by the planned discontinuation of equipment sales in certain Canadian markets and the negative impact of currency translation rates on sales of Kasco's European operations.

In 1997, gross profit increased 2.8% to $53,996,000 from $52,536,000 in the prior year Gross profit increased 2.6% at Arlon and 1.0% at Kasco with increased sales. However, the strong US dollar also negatively impacted the translation of foreign gross profit. Gross profit margins declined to 34.0% from 35.0% last year. Profit margins were lower primarily due to plant and labor inefficiencies caused by swings in demand during the year, new equipment start-ups at three plants, and the two week strike at the Bear, Delaware facility

Selling and administrative expenses increased 2.2% to $38,404,000 from $37,580,000 in 1996. As a percent of sales, these expenses decreased to 24.2% in 1997 from 25.0% in 1996. Selling expenses were relatively unchanged. General and administrative expenses increased $543,000 or 4.4% reflecting the Company's on-going investment in recruiting, management development and incentive compensation programs. Research and development expenses increased 17.2% as Bairnco continued to invest in the development of new products and improved quality.

Operating profit in 1997 was $15,592,000, or 9.8% of net sales, compared to operating profit in 1996 of $14,956,000, or 10.0% of net sales.

Net interest expense increased $109,000 or 6.3% from $1,725,000 to $1,834,000. The increase was due to increased average debt outstanding.

Income before income taxes increased 4.0% to $13,758,000 in 1997 as compared to $13,231,000 in 1996. The effective tax rate decreased to 36.2% from 37.0% in 1996 due primarily to the tax benefits attendant with Bairnco's foreign sales corporation. The provision for income taxes in both years includes all applicable federal, state, local and foreign income taxes. Audits of the Corporation's consolidated US federal income tax returns have been completed for all years through 1992.

Net income increased 5.2% to $8,771,000 in 1997 as compared to $8,335,000 in 1996. Diluted earnings per share increased 10.6% to $.94 from $.85 last year. As a result of the stock repurchase program, the average number of diluted shares outstanding in 1997 was 9,350,000, a 5.1% decrease from the 9,851,000 average outstanding in 1996.

Results of Operations: 1996 Compared to 1995

Net sales for 1996 of $150,234,000 were level with net sales for 1995 of $150,507,000. Arlon's sales increased 4.1%. Sales to the graphics and electrical insulation markets continued to grow which more than offset lower sales to the electronics industry caused by the industry inventory correction primarily in the second and third quarters. Kasco's sales decreased 8.5%, part of which was consistent with the program to refocus Kasco North America on its core business and part of which was due to the severe impact of BSE ("mad cow disease") on meat consumption in Europe and its attendant impact on Kasco's replacement and equipment business in Europe.

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


Liquidity and Capital Resources

At December 31, 1997, Bairnco had working capital of $35.7 million compared to $30.3 million at December 31, 1996. The increase in accounts receivable relates primarily to the increased sales activity during the fourth quarter of 1997 over that of the fourth quarter 1996 and to growing export sales. Inventories, which increased $2.9 million or 12.3%, were built in response to increased sales and customer demand for reduced lead times. Other current assets decreased as a result of the anticipated tax refund received during the first quarter 1997. The increase in accounts payable results primarily from the corresponding increase in inventories.

At December 31, 1997, $30.3 million of total debt was outstanding compared to $28.2 million at the end of 1996. As of December 31, 1997, approximately $15.7 million was available for borrowing under the Corporation's secured reducing revolving credit agreement, as amended. In addition, approximately $5.6 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity increased slightly to 57.8% at the end of 1997 from 57.0% at the end of 1996.

Bairnco made $8.8 million of capital expenditures in 1997 as compared to its plan of approximately $13.3 million. Improvements in operating efficiencies in 1997 and planned for 1998 permitted the postponement of some planned capital expenditures. Total capital expenditures in 1998 are expected to be approximately $12.0 million. Depreciation and amortization is estimated to be approximately $7.0 million. The planned capital expenditures include cost reduction projects, replacements, quality improvements, new product developments, new processing equipment and capacity additions. Approximately $3.0 million of the planned capital expenditures are for additional capacity and is contingent upon the growth being realized.

In 1997, Bairnco's Board of Directors authorized an additional $5,000,000 to be available for the ongoing repurchase of its common stock. The authorization was in addition to the $2,008,000 still unused from the prior year $5,000,000 authorization. During the year the Company repurchased 424,800 shares for $3,255,000. The Board has authorized management to continue its stock repurchase program in 1998 subject to market conditions and the capital requirements of the business.

Cash provided by operating activities plus the amounts available under the existing credit facilities are expected to be sufficient to fulfill Bairnco's anticipated cash requirements in 1998.

Year 2000 Date Conversion

The Corporation has evaluated and identified the risks of software failure due to processing errors arising from calculations using the Year 2000 date. A plan for conversion has been established to maintain the integrity of its financial systems and ensure the reliability of its operating systems. The cost of achieving Year 2000 compliance is estimated to be approximately $250,000, which includes software and installation, and will be incurred during 1998 and 1999.

Other Matters

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings that are discussed in more detail in Note 9 to the Consolidated Financial Statements. Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1997.

Outlook

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. The outlook for 1998 is for improved sales and earnings. It is expected that the combination of general economic growth, growth from new products, and higher growth in certain niche markets will result in increased sales. Improved earnings are expected both from increased sales and from continuing efficiency and yield improvement programs.


Quarterly Results of Operations (Unaudited)
(In thousands except per share data)
               1st      1st      2nd      2nd      3rd      3rd      4th      4th      Total     Total
               1997     1996     1997     1996     1997     1996     1997     1996     1997      1996
Net Sales      $37,445  $38,094  $41,128  $37,323  $39,814  $36,152  $40,321  $38,665  $158,708  $150,234
Cost of sales   24,465   24,656   27,020   24,067   26,228   23,645   26,999   25,330   104,712    97,698
Gross Profit    12,980   13,438   14,108   13,256   13,586   12,507   13,322   13,335    53,996    52,536
Selling and
 administrative
 expenses        9,116    9,621    9,981    9,276    9,717    8,965    9,590    9,718    38,404    37,580
Operating
 Profit          3,864    3,817    4,127    3,980    3,869    3,542    3,732    3,617    15,592    14,956
Interest
 expense, net      415      415      460      433      486      417      473      460     1,834     1,725
Income before
 income taxes    3,449    3,402    3,667    3,547    3,383    3,125    3,259    3,157    13,758    13,231
Provision for
 income taxes    1,276    1,293    1,320    1,348    1,218    1,187    1,173    1,068     4,987     4,896
Net Income     $ 2,173  $ 2,109  $ 2,347  $ 2,199  $ 2,165  $ 1,938  $ 2,086  $ 2,089  $  8,771  $  8,335

Basic Earnings
 per Share     $  0.23  $  0.21  $  0.26  $  0.22  $  0.24  $  0.20  $  0.23  $  0.22  $   0.96  $   0.85

Diluted
 Earnings per
 Share         $  0.23  $  0.21  $  0.25  $  0.22  $  0.23  $  0.20  $  0.23  $  0.22  $   0.94  $   0.85

Market Price:
 High          $ 7-5/8  $ 8-1/2  $ 8-3/8  $ 7-5/8  $    11  $ 7-3/8  $11-1/4  $ 6-7/8  $ 11-1/4  $  8-1/2
 Low             6-3/8    5-7/8    6-7/8    6-5/8        8    5-1/2   6-11/16   5-3/4     6-3/8     5-1/2




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

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 1998 and thereafter include many factors that are beyond the Corporation's ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, the market demand and acceptance of the Corporation's existing and new products, the impact of competitive products, changes in the market for raw or packaging materials which could impact the Corporation's manufacturing costs, changes in product mix, changes in the pricing of the products of the Corporation or its competitors, the loss of a significant customer or supplier, production delays or inefficiencies, the costs and other effects of complying with environmental regulatory requirements, losses due to natural disasters where the Corporation is self insured, the costs and other effects of legal and administrative cases and proceedings, settlements and investigations, and changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates.

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


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Bairnco Corporation:

   We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Orlando, Florida
January 22, 1998



                                                  Arthur Andersen LLP

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 1997, 1996 and 1995
Bairnco Corporation and Subsidiaries

                                     1997          1996          1995
Net Sales                            $158,708,000  $150,234,000  $150,507,000
 Cost of sales                        104,712,000    97,698,000    97,190,000
Gross Profit                           53,996,000    52,536,000    53,317,000
 Selling and administrative expenses   38,404,000    37,580,000    38,684,000
Operating Profit                       15,592,000    14,956,000    14,633,000
 Interest expense, net                  1,834,000     1,725,000     2,026,000
Income before Income Taxes             13,758,000    13,231,000    12,607,000
 Provision for income taxes (Note 3)    4,987,000     4,896,000     4,826,000
Net Income                           $  8,771,000  $  8,335,000  $  7,781,000

Basic Earnings per Share of Common
 Stock (Note 2)                      $       0.96  $       0.85  $       0.75

Diluted Earnings per Share of Common
 Stock (Note 2)                      $       0.94  $       0.85  $       0.75

Dividends per Share of Common Stock  $       0.20  $       0.20  $       0.20




The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996
Bairnco Corporation and Subsidiaries

                                              1997           1996
Assets
Current Assets:
 Cash and cash equivalents                    $  1,217,000   $    855,000
 Accounts receivable, less allowances of
  $943,000 and $822,000, respectively           24,939,000     21,476,000
 Inventories:
  Raw materials and supplies                     5,646,000      4,733,000
  Work in process                                6,402,000      5,999,000
  Finished goods                                14,350,000     12,767,000
                                                26,398,000     23,499,000
 Deferred income taxes (Note 3)                  2,641,000      2,922,000
 Other current assets                            2,748,000      3,748,000
                         Total current assets   57,943,000     52,500,000
Plant and Equipment, at cost:
 Land                                            1,541,000      1,560,000
 Buildings and leasehold interests and
  improvements                                  16,659,000     16,451,000
 Machinery and equipment                        71,670,000     66,520,000
                                                89,870,000     84,531,000
 Less - Accumulated depreciation and
  amortization                                 (49,957,000)   (46,255,000)
                                                39,913,000     38,276,000
Cost in Excess of Net Assets of Purchased
 Businesses (Note 1)                             7,607,000      7,922,000
Other Assets (Note 1)                            3,823,000      3,902,000
                                              $109,286,000   $102,600,000

Liabilities and Stockholders' Investment
Current Liabilities:
 Short-term debt (Note 5)                     $  3,018,000   $  3,337,000
 Current maturities of long-term debt (Note 5)       9,000        125,000
 Accounts payabl                                 8,661,000      7,383,000
 Accrued expenses (Note 4)                      10,543,000     11,314,000
                    Total current liabilities   22,231,000     22,159,000

Long-Term Debt (Note 5)                         27,291,000     24,717,000
Deferred Income Taxes (Note 3)                   4,098,000      3,114,000
Other Liabilities                                3,197,000      3,146,000
Stockholders' Investment (Notes 2, 5 and 6):
 Preferred stock, par value $.01, 5,000,000
  shares authorized, none issued                       --             --
 Common stock, par value $.01, 30,000,000
  shares authorized, 11,160,774 and 11,155,499
  issued respectively                              112,000        112,000
 Paid-in capital                                49,030,000     49,004,000
 Retained earnings                              22,802,000     15,858,000
 Currency translation adjustment (Note 1)        1,572,000      2,282,000
 Treasury stock, at cost, 2,166,765 and
  1,741,965 shares, respectively               (21,047,000)   (17,792,000)
               Total stockholders' investment   52,469,000     49,464,000
                                              $109,286,000   $102,600,000

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1997, 1996 and 1995
Bairnco Corporation and Subsidiaries

                                        1997         1996         1995
Cash Flows from Operating Activities:
Income from continuing operations       $ 8,771,000  $ 8,335,000  $ 7,781,000
Adjustments to reconcile to net cash
 provided by operating activities:
  Depreciation and amortization           6,516,000    6,305,000    6,314,000
  Loss on disposal of plant and
   equipment                                 34,000      203,000      294,000
  Deferred income taxes                   1,265,000      373,000    1,561,000
  Change in operating assets and
   liabilities:
    (Increase) in accounts receivable,
     net                                 (3,463,000)      (4,000)    (587,000)
    (Increase) decrease in inventories   (2,899,000)     237,000   (3,694,000)
    Decrease (increase) in other
     current assets                       1,000,000   (1,618,000)   3,205,000
    Increase (decrease) in accounts
     payable                              1,278,000     (502,000)  (1,877,000)
    (Decrease) in accrued expenses         (771,000)    (451,000)  (1,019,000)
Cash provided by discontinued operations        --           --     1,988,000
Other                                       472,000      734,000      699,000
    Net cash provided by operating
     activities                          12,203,000   13,612,000   14,665,000

Cash Flows from Investing Activities:
Capital expenditures                     (8,789,000) (10,131,000)  (4,831,000)
Proceeds from sale of plant and
 equipment                                  219,000      138,000      328,000
Proceeds from sale of discontinued
 operations                                     --           --       100,000
    Net cash (used in) investing
     activities                          (8,570,000)  (9,993,000)  (4,403,000)

Cash Flows from Financing Activities:
Net borrowings (repayments) of
 external debt                            2,434,000    3,968,000   (7,427,000)
Payment of dividends                     (1,827,000)  (1,937,000)  (2,087,000)
Purchase of treasury stock               (3,255,000)  (5,412,000)  (2,580,000)
Exercise of stock options                    26,000      472,000      560,000
    Net cash (used in) financing
     activities                          (2,622,000)  (2,909,000) (11,534,000)

Effect of foreign currency exchange
 rate changes on cash and cash
 equivalents                               (649,000)    (463,000)     402,000
Net increase (decrease) in cash and
 cash equivalents                           362,000      247,000     (870,000)
Cash and cash equivalents, beginning
 of year                                    855,000      608,000    1,478,000
Cash and cash equivalents, end of year  $ 1,217,000  $   855,000  $   608,000

Supplemental Disclosures of Cash Flow
 Information:

  Cash paid (received) during the year
   for:
    Interest                            $ 1,824,000  $ 1,696,000  $ 1,992,000
    Income taxes                        $ 2,805,000  $ 5,378,000  $  (310,000)

  Non-cash investing activities:
   Notes received from sale of
    discontinued operations             $       --   $       --   $ 2,500,000



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 1997, 1996 and 1995
Bairnco Corporation and Subsidiaries
                                                                Currency
                            Common    Paid-in      Retained     Translation  Treasury
                            Stock     Capital      Earnings     Adjustment   Stock
Balance, December 31, 1994  $109,000  $47,975,000  $ 3,766,000  $1,947,000   $ (9,800,000)

Net income                       --           --     7,781,000         --             --
Cash dividends ($.20 per
  share)                         --           --    (2,087,000)        --             --
Issuance of 110,375 shares
  pursuant to exercise of
  stock options                2,000      558,000          --          --             --
Acquisition of treasury
  stock (486,200 shares at
  cost)                          --           --           --          --      (2,580,000)
Currency translation
  adjustment (Note 1)            --           --           --      353,000            --

Balance, December 31, 1995   111,000   48,533,000    9,460,000   2,300,000    (12,380,000)

Net income                       --           --     8,335,000         --             --
Cash dividends ($.20 per
  share)                         --           --    (1,937,000)        --             --
Issuance of 93,000 shares
  pursuant to exercise of
  stock options                1,000      471,000          --          --             --
Acquisition of treasury
  stock (803,900 shares at
  cost)                          --           --           --          --      (5,412,000)
Currency translation
  adjustment (Note 1)            --           --           --      (18,000)           --

Balance, December 31, 1996   112,000   49,004,000   15,858,000   2,282,000    (17,792,000)

Net income                       --           --     8,771,000         --             --
Cash dividends ($.20 per
  share)                         --           --    (1,827,000)        --             --
Issuance of 5,275 shares
  pursuant to exercise of
  stock options                  --        26,000          --          --             --
Acquisition of treasury
  stock (424,800 shares at
  cost)                          --           --           --          --      (3,255,000)
Currency translation
  adjustment (Note 1)            --           --           --     (710,000)           --

Balance, December 31, 1997  $112,000  $49,030,000  $22,802,000  $1,572,000   $(21,047,000)





The accompanying notes are an integral part of these consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  Nature of Operations and Summary of Significant Accounting Policies

Nature of operations:

   Bairnco Corporation is a diversified multinational company that operates two business sectors: Engineered Materials and Components which are designed, manufactured and sold under the Arlon brand identity to electronic, industrial and commercial markets worldwide; and, Replacement Products and Services which are manufactured and distributed under the Kasco brand identity principally to retail food stores and meat, poultry and fish processing plants throughout the United States, Canada and Europe.

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

   Kasco's principal products include replacement band saw blades for cutting meat, fish, wood and metal, on-site maintenance services and seasonings for ready-to-cook foods for the retail food industry primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in Canada and France.


Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Bairnco Corporation and its subsidiaries (Bairnco or the Corporation) after the elimination of all material inter-company accounts and transactions.

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

   Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes. Depreciation expense of $6,333,000, $6,123,000 and $6,131,000 was recognized during 1997, 1996 and 1995, respectively.


Cost in excess of net assets of purchased businesses:

   Cost in excess of net assets of purchased businesses acquired prior to 1971 of approximately $3.5 million is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $5,625,000 and $5,833,000 at December 31, 1997 and 1996, respectively, is being amortized over 40 years. Accumulated amortization at December 31, 1997 and 1996, was $1,504,000 and $1,396,000,
respectively. Amortization expense of $146,000, $149,000 and $150,000 was recognized during 1997, 1996 and 1995, respectively.

   At each balance sheet date, the Corporation evaluates the realizability of its cost in excess of net assets of purchased businesses based upon expectations of non-discounted cash flows and operating income for each division having a material cost in excess of net assets of purchased businesses balance. Based upon its most recent analysis, the Corporation believes that no material impairment of its cost in excess of net assets of purchased businesses exists at December 31, 1997.


Intangibles:

   Intangible assets of purchased businesses, net of amortization, are included in other assets and totaled $99,000 and $136,000 at December 31, 1997 and 1996, respectively. These items are amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $37,000 during 1997 and $33,000 during 1996 and 1995.




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


(2)  Earnings per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share," effective for reporting periods ending after December 15, 1997. SFAS No. 128 requires companies to present basic earnings per share ("EPS") and diluted earnings per share, instead of primary and fully diluted EPS previously required. The new standard also requires additional informational disclosures and makes certain modifications to the EPS calculations previously reported under Accounting Principles Board No. 15.

The Corporation has adopted SFAS No. 128 effective December 15, 1997 and, as a result, the Corporation's reported quarterly EPS for 1997 have been restated. This accounting change had no effect on previously reported EPS data for 1996 and 1995. The following disclosures comply with the requirements of SFAS No. 128.

                                   1997         1996         1995
Basic Earnings per Common Share:

Net Income                         $8,771,000   $8,335,000   $ 7,781,000
Average common shares outstanding   9,151,000    9,753,000    10,433,000
Basic Earnings Per Common Share    $     0.96   $     0.85   $      0.75

Diluted Earnings per Common Share:

Net Income                         $8,771,000   $8,335,000   $ 7,781,000

Average common shares outstanding   9,151,000    9,753,000    10,433,000
Common shares issuable in respect
  to options issued to employees,
  with a dilutive effect              199,000       98,000         7,000
Total diluted common shares
  outstanding                       9,350,000    9,851,000    10,440,000

Diluted Earnings Per Common Share  $     0.94   $     0.85   $      0.75

Basic earnings per common share were computed by dividing net income by the weighted  average number of shares of common stock outstanding  during  the
year.   Diluted  earnings  per  common share includes  the  effect  of  all dilutive stock options.





(3)  Income Taxes

The components of income from continuing operations before income taxes and the provisions for domestic and foreign income taxes on continuing operations are as follows:

                              1997          1996          1995
Income before Income Taxes:
  Domestic                    $12,765,000   $13,176,000   $11,360,000
  Foreign                         993,000        55,000     1,247,000
Total Income before Income
  Taxes                       $13,758,000   $13,231,000   $12,607,000

Provision for Income Taxes:
  Domestic:
    Currently payable         $ 3,616,000   $ 4,096,000   $ 1,671,000
    Deferred                    1,102,000       594,000     2,413,000
  Foreign:
    Currently payable             106,000       452,000       943,000
    Deferred                      163,000      (246,000)     (201,000)
Total Provision for Income
  Taxes                       $ 4,987,000   $ 4,896,000   $ 4,826,000

Bairnco's  restated  net  current  and  non-current  deferred  tax   assets
(liabilities) include the following at December 31:


                              1997          1996          1995
Current Deferred Tax Items:
  Accrued Expenses            $ 1,584,000   $ 1,887,000   $ 2,211,000
  Inventories                     847,000       872,000       961,000
  Other                           210,000       163,000       224,000
    Net Current Deferred
      Tax Asset                 2,641,000     2,922,000     3,396,000

Non-Current Deferred Tax
  Items:
    Fixed Assets               (3,291,000)   (2,889,000)   (2,650,000)
    Pensions                   (1,051,000)   (1,149,000)     (938,000)
    Intangible Assets              21,000        15,000      (107,000)
    Other                         223,000       909,000       480,000
      Net Non-Current
        Deferred Tax Liability (4,098,000)   (3,114,000)   (3,215,000)

      Net Deferred Tax
        (Liability) Asset     $(1,457,000)  $  (192,000)  $   181,000

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences. As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

Other current assets on the balance sheet include current income taxes receivable of approximately $0.2 million at December 31, 1997 and $1.1 million at December 31, 1996.

In 1997, 1996 and 1995 the Corporation's effective tax rates were 36.2%, 37.0% and 38.3%, respectively, of income before income taxes. An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

                              1997          1996          1995
Computed income taxes at
  statutory rate              $ 4,678,000   $ 4,499,000   $ 4,287,000
State and local taxes, net of
  federal tax benefit             368,000       321,000       205,000
Dividend income                 1,303,000       198,000       193,000
Amortization of goodwill            9,000         9,000         9,000
Foreign income taxed at
  different rates                 (69,000)      187,000       318,000
Tax credits                    (1,182,000)     (271,000)     (281,000)
Benefit of Foreign Sales
  Corporation                    (289,000)     (413,000)          --
Other, net                        169,000       366,000        95,000
  Provision for income taxes  $ 4,987,000   $ 4,896,000   $ 4,826,000

Audits of the federal income tax returns of the Corporation and its subsidiaries have been completed through 1992.

Provision   has  not  been  made  for  US  income  taxes  on  approximately
$2.3 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.


(4)  Accrued Expenses

Accrued expenses consisted of the following as of December 31, 1997 and 1996, respectively:

                               1997           1996

Salaries and wages             $ 2,353,000    $ 2,708,000
Income taxes                       139,000        245,000
Insurance                        2,216,000      2,648,000
Litigation                       1,461,000      1,654,000
Other accrued expenses           4,374,000      4,059,000
     Total accrued expenses    $10,543,000    $11,314,000


(5)  Debt

Long-term debt consisted of the following as of December 31, 1997 and 1996, respectively:

                               1997           1996

Revolving Credit Notes         $24,291,000    $21,707,000
Equipment Loans                        --         115,000
Industrial Revenue Bonds         3,000,000      3,000,000
Other                                9,000         20,000
                                27,300,000     24,842,000
Less Current Maturities              9,000        125,000
    Total                      $27,291,000    $24,717,000

The Corporation has a credit agreement ("Credit Agreement") with a consortium of four banks led by Bank of America, Illinois, and including SunTrust Bank, First Union Bank of Florida and First National Bank of Maryland. The Credit Agreement provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 1997 of $40 million and a letter of credit facility of $10 million, although the letter of credit facility may be increased up to $20 million with a corresponding decrease in the revolving credit facility. At December 31, 1997, $24.3 million of revolving credit was outstanding and payable in 2000 and 2001. In addition, approximately $8.3 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements. $5.0 million of the letters of credit guarantee various trade and insurance activities. An outstanding $3.3 million letter of credit supports the Industrial Revenue Bonds. Interest rates vary on the revolving credit and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the revolving credit outstanding at December 31, 1997, were 6.4% on US borrowings and 4.1% to 8.0% on European borrowings. A commitment fee is paid on the unused portion of the total credit. The interest rate on the Industrial Revenue Bonds was 4.3% at December 31, 1997.

Substantially all of the assets of the Corporation and its US subsidiaries are pledged as collateral under the Credit Agreement, which expires on December 31, 2001.

The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. At December 31, 1997 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has mortgages and other short-term debt outstanding at rates of 4.2% to 6.0% due in 1998.

The annual maturity requirements for long-term debt due after December 31, 1997, are summarized as follows:

  Year Ended December 31,
      1998                          $     9,000
      1999                                  --
      2000                            6,000,000
      2001                           18,291,000
      2002                                  --
    Due after December 31, 2002       3,000,000
  Total Long-Term Debt              $27,300,000



(6)  Stock Options

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

Changes in the stock options granted under the 1990 Plan during 1997, 1996 and 1995 were as follows:

                             1997                1996                1995
                             Wtd Avg             Wtd Avg             Wtd Avg
                   1997      Exercise  1996      Exercise  1995      Exercise
                   Options   Price     Options   Price     Options   Price
Outstanding at
  beginning of     684,225   $5.71     716,950   $5.56     982,150   $5.44
  year
Granted             33,400    8.24      78,000    6.32      21,600    4.70
Exercised           (5,275)   4.93     (93,000)   5.09    (110,375)   5.06
Canceled           (78,600)   5.39     (17,725)   5.28    (176,425)   5.13
Outstanding at
  end of year      633,750   $5.89     684,225   $5.71     716,950   $5.56

Exercisable at
  end of year      465,563   $5.70     501,513   $5.62     506,917   $5.48


At  December  31, 1997, 1996 and 1995, 1,490,475, 1,495,925  and  1,556,200
shares, respectively, were available for option grants under the 1990 Plan. The weighted average contractual life of the 633,750 options outstanding at December 31, 1997 was 3.68 years. There were no charges to income in connection with stock option grants or exercises during 1997, 1996 and 1995.


(7)  Pension Plans

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

                         1997          1997         1996          1996
                         Overfunded    Underfunded  Overfunded    Underfunded
Actuarial present value
  of benefit obligation:
    Vested               $(19,931,000) $(3,021,000) $(19,242,000) $(2,476,000)
    Non-vested               (292,000)     (15,000)     (225,000)     (24,000)
Accumulated benefit
  obligation              (20,223,000)  (3,036,000)  (19,467,000)  (2,500,000)
Additional amounts
  related to projected
  pay increases            (2,311,000)     (69,000)   (2,209,000)     (65,000)
Projected benefit
  obligation              (22,534,000)  (3,105,000)  (21,676,000)  (2,565,000)
Plan assets at fair value  28,066,000    2,368,000    22,531,000    1,841,000
Plan assets in excess of
  (less than) projected
  benefit obligation        5,532,000     (737,000)      855,000     (724,000)
Unrecognized net
  transition obligation       195,000      253,000       255,000      291,000
Unrecognized prior
  service costs               (86,000)     409,000       (83,000)      94,000
Unrecognized net (gain)
  loss                     (2,796,000)     (43,000)    1,171,000      207,000
Adjustment to  recognize
  minimum liability               --      (550,000)          --      (527,000)
Prepaid (accrued)
  pension costs
  recognized in balance
  sheet at September 30     2,845,000     (668,000)    2,198,000     (659,000)
Fourth quarter accruals       (72,000)     (53,000)      (91,000)     (64,000)
Fourth quarter
  contributions                   --        55,000           --        65,000
Prepaid (accrued) pension
  costs at December 31   $  2,773,000  $  (666,000) $  2,107,000  $  (658,000)


The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.5% at both September 30, 1997 and 1996. The rate of projected pay increases, where applicable, was 5% at both September 30, 1997 and 1996. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 1997 and 1996.

Net periodic pension cost for the US plans included the following:
                              1997          1996          1995
Service cost-benefits earned
  during the year             $   771,000   $   716,000   $   858,000
Interest cost on projected
  benefit obligation            1,823,000     1,695,000     1,646,000
Return on plan assets:
  Expected return-(gain)       (2,252,000)   (2,018,000)   (1,666,000)
  Asset (gain)                 (4,471,000)     (434,000)   (2,879,000)
    Actual return-(gain)       (6,723,000)   (2,452,000)   (4,545,000)

Net amortization and deferral   4,631,000       566,000    (3,135,000)
Net periodic pension cost     $   502,000   $   525,000   $ 1,094,000


(8) Business Segment Data

The Corporation operates two distinct businesses: Arlon - Engineered Materials and Components' segment; and, Kasco - Replacement Products and Services' segment. Information about the Corporation's major lines of business for the years ended December 31, 1997, 1996 and 1995 is as follows:

                       Segment                                 Depreciation
                       Operating                  Capital      and
         Net Sales     Profit(Loss) Assets        Expenditures Amortization
1997
Arlon    $112,036,000  $15,873,000  $ 65,525,000  $ 5,438,000  $3,665,000
Kasco      46,672,000    3,495,000    38,617,000    3,252,000   2,791,000
Corporate         --    (3,776,000)    5,144,000       99,000      60,000
  Total  $158,708,000  $15,592,000  $109,286,000  $ 8,789,000  $6,516,000

1996
Arlon    $103,449,000  $16,159,000  $ 61,118,000  $ 7,255,000  $3,312,000
Kasco      46,785,000    2,649,000    35,161,000    2,830,000   2,933,000
Corporate         --    (3,852,000)    6,321,000       46,000      60,000
  Total  $150,234,000  $14,956,000  $102,600,000  $10,131,000  $6,305,000

1995
Arlon    $ 99,391,000  $15,389,000  $ 55,108,000  $ 1,999,000  $3,274,000
Kasco      51,116,000    2,889,000    38,690,000    2,805,000   2,975,000
Corporate         --    (3,645,000)    4,398,000       27,000      65,000
  Total  $150,507,000  $14,633,000  $ 98,196,000  $ 4,831,000  $6,314,000

The Corporation has operations in Canada and several European countries. Information about the Corporation's operations by geographical area for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                     Segment
                                     Operating
                   Net Sales         Profit           Assets
1997
United States      $136,010,000      $13,886,000      $ 92,393,000
Foreign              22,698,000        1,706,000        16,893,000
  Total            $158,708,000      $15,592,000      $109,286,000

1996
United States      $124,154,000      $14,564,000      $ 84,269,000
Foreign              26,080,000          392,000        18,331,000
  Total            $150,234,000      $14,956,000      $102,600,000

1995
United States      $122,510,000      $12,797,000      $ 77,917,000
Foreign              27,997,000        1,836,000        20,279,000
  Total            $150,507,000      $14,633,000      $ 98,196,000


(9)  Contingencies

Bairnco has been named as a defendant in a number of personal injury and wrongful death cases in which it is alleged that Bairnco is derivatively liable for the asbestos-related claims against its former subsidiary, Keene Corporation ("Keene"). On December 6, 1993, Keene filed for protection under Chapter 11 of the Bankruptcy Code. On June 8, 1995, the Keene Creditors' Committee commenced an adversary proceeding in the Bankruptcy Court against Bairnco, certain of its present and former officers and directors, and others alleging that the transfer of assets for value by Keene to other subsidiaries of Bairnco, and the spin-offs of certain other subsidiaries by Bairnco, were fraudulent and otherwise violative of law (the "Transactions Lawsuit") and seeking compensatory damages of $700 million, plus interest and punitive damages. The complaint in the Transactions Lawsuit includes a count under the civil RICO statute, 18 U.S.C. Section 1964, pursuant to which compensatory damages are trebled.

Bairnco is party to a separate action brought by Keene in the United States Bankruptcy Court for the Southern District of New York in which Keene seeks the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses ("NOL Refunds"), notwithstanding certain provisions of tax sharing agreements between Keene and Bairnco (the "NOL Lawsuit"). (After filing the NOL Lawsuit, Keene ceded control of the action to the Creditors' Committee.) Pending resolution of the NOL Lawsuit, any refunds actually received are to be placed in escrow. Through December 31, 1997, approximately $28.5 million of NOL Refunds had been received and placed in escrow. There can be no assurance whatsoever that resolution of the NOL Lawsuit will result in the release of any portion of the NOL Refunds to Bairnco.

Keene's plan of reorganization was approved and became effective on July 31, 1996. The plan, as approved, creates a Creditors Trust that has succeeded to all of Keene's asbestos liabilities, and also has succeeded to the right to prosecute both the Transactions Lawsuit and the NOL Lawsuit. The plan also includes a permanent injunction under which only the Creditors Trust, and no other entity, can sue Bairnco in connection with the claims asserted in these lawsuits.

By order entered April 10, 1997, the Transactions Lawsuit was transferred from the Bankruptcy Court to the United States District Court for the Southern District of New York, where it will be litigated. On September 15, 1997, Bairnco and other defendants filed motions to dismiss the complaint for failure to state a claim as well as motions for summary judgment on the grounds that the complaint is time-barred. Briefing on these motions is complete. Subsequent to year-end, the court issued an opinion granting the motions to dismiss four of the twenty-one defendants in the Transactions Lawsuit. The court reserved decision on the motions of the other defendants. There can be no assurance that the remaining motions will result in dismissal of the Transactions Lawsuit or any part thereof.

On January 6, 1998, the Creditors Trust filed a motion, to which Bairnco consented, to have the NOL Lawsuit transferred from the Bankruptcy Court to the District Court. That motion is pending.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1997.
CORPORATE INFORMATION

Corporate Office
Suite 300, 2251 Lucien Way
Maitland, Florida 32751
(407) 875-2222
www.bairnco.com

Principal Facilities
Bear, Delaware
East Providence, Rhode Island
Rancho Cucamonga, California
St. Louis, Missouri
Santa Ana, California
Toronto, Ontario, Canada
Gwent, Wales, United Kingdom
Paris, France
Pansdorf, Germany

Transfer Agent and Registrar
Trust Company Bank
P.O. Box 4625
Atlanta, Georgia 30302
(404) 588-7815

Independent Certified Public Accountants
Arthur Andersen LLP
200 South Orange Avenue, Suite 2100
Orlando, Florida 32801
(407) 841-4601

Stock Listing
Bairnco common stock is listed on the New York Stock Exchange.
Symbol - BZ.

Annual Meeting
The annual stockholders meeting will be held at Bairnco's Corporate Office on April 24, 1998 at 10:00 a.m.

Form 10-K
Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information
Contact Investor Relations at Bairnco's Corporate Office.


                            BAIRNCO CORPORATION

                        Suite 300, 2251 Lucien Way
                          Maitland, Florida 32751
                               407-875-2222
                             FAX 407-875-3398
                              www.bairnco.com