Form 10-K, Exhibit 13
period 1998-12-31
BAIRNCO CORP /DE/
filed 1999-03-23
CIK 350750

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

  15% compound rate of earnings growth

  20% return on stockholders' investment

  15% return on total capital employed.


Our values

Values are the core of Bairnco's corporate culture. They are the basis for the decisions made regarding the development and deployment of people, the improvement and investment in processes, and the manufacture and distribution of products.

Bairnco's values are:
  Personal and corporate integrity
  The inevitability and opportunity of change
  Continuous improvement and development
  Total customer satisfaction
  Decentralized organization and empowered employees
  Superior rewards for superior performance
  Have fun - enjoy your work and your life.



                     CONTENTS

                     Financial Highlights                                 1
                     Letter to Our Stockholders                           2
                     Engineered Materials & Components (Arlon)            4
                     Replacement Products & Services (Kasco)              7
                     Directors and Management                             8
                     Financial History                                    9
                     Management's Discussion and Analysis                10
                     Quarterly Results of Operations                     14
                     Report of Independent Certified Public Accountants  15
                     Consolidated Financial Statements                   16
                     Notes to Consolidated Financial Statements          20

FINANCIAL HIGHLIGHTS
(In thousands except per share data)
                                                                Percent Change
                                     1998     1997     1996     98/97 97/96
Net Sales                            $156,456 $158,708 $150,234 (1%)  6%
Earnings before Interest, Provision
 for Litigation Costs and Taxes (a)  $ 12,029 $ 15,592 $ 14,956 (23%) 4%
Operating Profit                     $  4,529 $ 15,592 $ 14,956 (71%) 4%
Net Income                           $  1,594 $  8,771 $  8,335 (82%) 5%
Diluted Earnings per Share           $   0.18 $   0.94 $   0.85 (81%) 11%
Cash Dividends per Share             $   0.20 $   0.20 $   0.20 0%    0%
Stockholders' Investment per Average
 Diluted Common Share Outstanding    $   5.27 $   5.61 $   5.02 (6%)  12%
Total Assets                         $118,555 $109,286 $102,600 8%    7%
Stockholders' Investment             $ 46,438 $ 52,469 $ 49,464 (11%) 6%
Average Diluted Common Shares
 Outstanding                            8,818    9,350    9,851 (6%)  (5%)

(a) Excludes impact of provision for litigation costs of $7.5 million (pre-tax) in 1998.

Graphic - Bar Chart depicting Sales (y-axis) for five years - 1994 to
          1998 (x-axis):

  Year    Sales (in thousands)

  1994    $145,522
  1995    $150,507
  1996    $150,234
  1997    $158,708
  1998    $156,456

Graphic - Bar Chart depicting Operating Profit (y-axis) for five years - 1994 to 1998 (x-axis):

  Year    Operating Profit (in thousands)
  1994    $13,654
  1995    $14,633
  1996    $14,956
  1997    $15,592
  1998    $ 4,529
  1998(b) $12,029

(b) Excludes impact on operating profit of $7.5 million (pre-tax) provision for litigation costs in the fourth quarter of 1998.

Graphic - Bar Chart depicting Net Income (y-axis) for five years - 1994 to 1998 (x-axis):

  Year    Net Income (in thousands)
  1994    $7,255
  1995    $7,781
  1996    $8,335
  1997    $8,771
  1998    $1,594
  1998(b) $6,320

(b) Excludes impact on net income of $7.5 million (pre-tax) provision for litigation costs in the fourth quarter of 1998.

Graphic - Bar Chart depicting Diluted Earnings per Share (y-axis) for five years - 1994 to 1998 (x-axis):

  Year    Diluted Earnings per Share (in thousands)
  1994    $0.69
  1995    $0.75
  1996    $0.85
  1997    $0.94
  1998    $0.18
  1998(b) $0.72

(b) Excludes impact on diluted earnings per share of $7.5 million (pre-tax) provision for litigation costs in the fourth quarter of 1998.






LETTER TO OUR STOCKHOLDERS


1998 was a challenging year for Bairnco. Weak markets and price pressures resulted in lower sales and earnings. While costs were reduced, the decision was made, based on the future outlook, to both preserve and continue to improve the core management competencies. We continue to repurchase our stock. An acquisition that fits Arlon was completed. Bairnco's financial condition remains strong.

In 1998 the court in the Transactions Lawsuit issued a series of opinions that eliminated certain claims and parties from the case and set the stage for discovery and trial as to the claims and parties that remain. In particular, the court dismissed the RICO claims; all claims against third-party professionals, including lawyers, accountants and investment bankers; and all claims against individuals with the exception of Bairnco's former chairman and president. The court also narrowed the scope of certain claims against Bairnco and the other corporate defendants. With the initial motions phase of the case now complete, Bairnco is prepared to mount a vigorous defense on the merits. Toward that end, a $7,500,000 provision for litigation costs was taken in the fourth quarter.

FINANCIAL RESULTS

1998 consolidated sales of $156,456,000 decreased 1.4% from $158,708,000 in 1997. Arlon's sales decreased 3.8%. All markets served declined during the year after a strong first quarter. The electrical and electronic markets were the most depressed. The drop in the electronic market due to the Asian crisis adversely affected many of the end users of our products. Others of our OEM final customers were hurt by low priced competition from Asian competitors. Further penetration in new market segments offset some of the decline. Kasco's sales increased 4.4% through growth in the U.S. base business, seasoning programs for in-store meal preparation, and in the European operations.

In 1998, gross profit decreased 6.3% to $50,583,000 from $53,996,000 in the prior year with gross profit margins declining to 32.3% from 34% last year. Gross profit decreased at Arlon as the combined result of lower sales, lower prices, and a continuing change in mix to lower margin commercial products to serve the electronics and communications markets. Kasco's gross profit decreased slightly due to the costs from discontinued products and services.

Selling and administrative expenses, excluding the provision for litigation costs, increased 0.4% to $38,554,000 from $38,404,000 in 1997. As a percent of sales, these expenses increased to 24.6% in 1998 from 24.2% in 1997. Research and development expenses increased 4.8% as Bairnco continued to invest in the development of new products and improved quality. The average number of employees was reduced by 3.3% from last year. Productivity as measured by sales per employee increased 1.9%.

Earnings before interest, the provision for litigation costs and taxes were $12,029,000 down 22.9% from $15,592,000 in 1997. The decline is primarily attributable to reduced gross profit.

In the fourth quarter of 1998 Bairnco recorded the $7,500,000 pre tax provision for anticipated litigation costs.

Net interest expense increased from $1,834,000 to $1,998,000. The increase was due to increased average debt outstanding primarily resulting from the acquisition in the fourth quarter.

Income before income taxes decreased to $2,531,000 in 1998 as compared to $13,758,000 in 1997. The effective tax rate was 37% as compared to 36.2% in 1997.

Net income decreased to $1,594,000 from $8,771,000. Diluted earnings per common share fell to $.18 from $.94 in 1997 as a result of the decreased operating income and the provision for litigation costs. The provision for litigation costs reduced net income in 1998 by $4,726,000 or $.54 per share. During 1998, Bairnco repurchased 737,400 shares of its common stock. The diluted average number of shares outstanding in 1998 was 8,818,000 a 5.7% decrease from the 9,350,000 diluted average shares outstanding in 1997.

MII ACQUISITION

Effective October 31,1998 Bairnco purchased MII International, Inc.  ("MII"
- formerly the Marking Films and Engineered Coated Products unit of The Meyercord Co.) for approximately $8.3 million including the repayment of its debt. Sales of MII for the six months ended September 30, 1998 were approximately $6 million.

MII's adhesive coated graphic films are used in a variety of fleet, rail car, and shipping container marking applications; OEM and screen print applications; and other corporate specified programs. MII's engineered-coated products include transfer adhesives, single and double-faced tapes, specialty-coated foils, and other custom coated products. MII has a strong presence in international markets.

The acquisition complemented Arlon's graphic films and industrial products with product line extensions, additional brand recognition, product development synergies, and penetration into new customer segments and markets. The acquisition also expanded Arlon's coating and converting capacity.

FINANCIAL MANAGEMENT

Excluding the provision for litigation costs, return on capital employed decreased to 8.9% from 12.2% last year and return on stockholders' investment in 1998 decreased to 12.2% compared to 17.4% last year.

In 1998, Bairnco's Board of Directors authorized the repurchase of up to $5,000,000 of its common stock. This authorization was in addition to the $3.7 million still unused from the prior year authorization. During the year the company repurchased 737,400 shares for $6.2 million. The Board has authorized management to continue its stock repurchase program in 1999 subject to market conditions and capital requirements of the business. At year-end $2.5 million was available for additional stock repurchases. The Board may consider additional authorizations if appropriate during the year.

In the fourth quarter Bairnco amended its $50,000,000 reducing revolving credit agreement to extend the first commitment reduction date to December 31, 2000 and the final maturity to December 31, 2003. At year-end 1998 Bairnco had $10.5 million available under its revolving credit agreement, and $4.3 million available under short-term lines of credit.

Working capital as a percent of sales decreased from 22.5% to 21.3%. Accounts receivable increased due to higher foreign sales. However higher current liabilities as a result of the provision for litigation costs resulted in lower working capital.

Net cash flows provided by operating activities were $14,116,000. These cash flows were more than sufficient to cover operating requirements, fund Bairnco's capital expenditure program, pay dividends, purchase treasury stock and generate some excess cash. However, the acquisition required $8.3 million in additional funds. Consequently 1998 total debt increased to $37,844,000 from $30,318,000 at the end of 1997. Debt as a percent of equity increased to 81.5% from 57.8% in 1997.

1998  capital  expenditures  were $5,976,000  as  compared  to  a  plan  of
$12,000,000. Depreciation and amortization was $6,688,000. Capital expenditures were cut back in light of changing market conditions. Expenditures were focused on cost reduction projects, replacements and new MIS systems and hardware that were installed during the year.

The  capital  expenditure  plan  for 1999 is  approximately  $8.2  million.
Depreciation and amortization is estimated to be approximately $7.0 million. The planned capital expenditures include cost reduction projects, replacements, quality improvements, new product developments, new processing equipment, MIS hardware and software, and limited capacity additions.

DIVIDEND

The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT

During 1998 the management development program, which is one of the keys to our future success, continued to make progress in all operations. Significant additions and changes were made to strengthen operations management which has lead to lower scrap and started to improve efficiencies. Also we have further strengthened our sales organizations to further penetrate certain market segments. During 1998, a Six-Sigma program was initiated in two of our operations as part of our continuous improvement program. For 1999, additional projects have been selected and training will be expanded to include representatives for all our domestic operations. We expect this program to accelerate the yields from our continuous improvement program. The ongoing improvement and development of all our employees remains a critical and never-ending element for Bairnco's success.

OUTLOOK

Our management team has action plans in place designed to recover most of the ground lost in 1998. In general we expect little improvement in demand from our industrial markets served. Although most markets stabilized after the sharp drop in the second quarter of 1998, the recovery from those low levels has been and is expected to be modest.

Arlon's management team continues to improve efficiencies and quality to more effectively compete in the electronic, electric, graphic, custom and industrial markets. Although there is no meaningful recovery expected in the markets served, the combined effect of the acquisition, improved efficiencies, product developments and penetration of new market segments should return Arlon to growing sales and earnings.

Kasco North America's programs to become the preeminent supplier of cutting products and routine in-store equipment services are continuing. Kasco's seasoning program for in-store meal preparation continued to grow. Kasco North American operations earnings are expected to resume their improving trend based on some increased market share but primarily from cost reductions and efficiency improvements that were made in 1998 and which are continuing in 1999. Kasco's management expects 1999 to see Kasco back on its plan for continued improvements.

The outlook for 1999 is for improved sales and earnings. The US industrial economy is expected to experience very slow growth during 1999 with inflation remaining under control and the Federal Reserve Board maintaining low interest rates. Asia is expected to slowly recover but represent continued strong competition to industrial America. We expect the combination of growth from new products, higher growth in certain niche markets, and a full year of the results of the acquisition will result in increased sales. Improved earnings are expected both from the increased sales and from continuing efficiency and yield improvement programs.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all dedicated to making 1999 a year of continuing improvement.

Respectfully yours,



/s/ Luke E. Fichthorn III
Luke E. Fichthorn III
Chairman and CEO



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

Our Electronic Substrates product line includes high temperature, high performance thermoset laminates and prepreg bonding plies used in circuit boards for sophisticated commercial applications and military electronics. These applications require materials that withstand high continuous or widely varying operating temperatures, provide ease of field repairability, are highly reliable, and improve board fabrication yields. Intermediate temperature laminates, which provide improved product reliability and ease of manufacture at a lower cost, are also key to the line.

The Microwave Materials product line offers application matched, reinforced PTFE and other resin based laminates providing high yields and high performance for low signal-loss and frequency-dependent microwave applications. The applications for this product line include microwave antennas, digital cordless telephones, cellular phone systems, direct broadcast satellite TV systems, personal communications networks, global positioning satellites, local area networks, collision avoidance systems, and radar detection systems.

Recently developed products which made commercial inroads in 1998 include:

 . Arlon's 25N series, a laminate system based on aromatic polyolefin  resin that offers many of the performance advantages of PTFE materials with the cost and processing advantages of traditional thermoset materials, targeted for commercial electronics.
 . Arlon's  Thermount nonwoven, aramid reinforced materials that offer  many
  advantages  for  specialty  applications  at  a  more  attractive   cost-
  performance ratio than woven aramids.
 . Arlon's AD Series substrate materials: a specialized PTFE based laminate system that offers all the performance characteristics of PTFE with lower cost targeted for commercial applications.
 . Arlon's 33N and 35N polyimide laminate systems provide high temperature capability while reducing production time for board fabricators.

PHOTO - Coater operators inspect Thermount 85NT being produced at Arlon's
        Rancho Cucamonga, CA facility. Thermount 85NT is a new product being widely used for surface mount applications in sophisticated commercial and military aircraft avionics circuit boards.

PHOTO - Lay up operators at the Bear, DE facility assemble Arlon's AD Series laminates in a new clean room. AD Series substrate materials designate a cost competitive PTFE based system that offers the performance characteristics of traditional PTFE at a lower cost.

Bairnco manufactures and markets, under the Calon brand name, cast and calendered vinyl films in a wide variety of colors, face stocks and adhesive systems. These vinyl films are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

We have continued to invest in new product development and to improve the quality of our current product line. During 1998 we introduced ProFleet, a pressure sensitive vinyl product specifically designed for fleet and vehicle graphics. ProFleet features an ultra-durable 2mil high performance cast vinyl and an adhesive formulated to reduce installation time and labor costs. We also introduced a product line of electrostatic media in September 1998. The Imageburst electrostatic media line includes StatPrint HP, StatPrint Intermediate, StatPrint Promotional and overlaminates.

In November of 1998 we announced the purchase of MII International, Inc., a manufacturer of adhesive coated films for use in the graphics and industrial markets. MII's product lines complement Arlon's current vinyl product lines, and will provide product line extensions, additional brand recognition, product development synergies, and penetration into new customer segments and markets. The acquisition has also expanded Arlon's coating and converting capacity.

PHOTO - Arlon's Imageburst StatPrint Intermediate - Series 4000 vinyl, in conjunction with the appropriate overlaminate, was used for the floor graphics created for collegiate basketball's 1998 Western Athletic Conference (WAC) games. StatPrint 4000 is a 3-mil, calendered vinyl with permanent, clean-removing adhesive (up to 2 years).

PHOTO - Arlon's ProFleet vinyl, used for fleet markings and large format graphics, is specially designed for flat, riveted and corrugated surfaces.

PHOTO - Arlon has improved their line of translucent vinyl films. The product has been modified for improved compatibility with thermoforming and improved flexibility. This product improvement supports Arlon's sales in the electrical and commercial signage markets.

Arlon also manufactures and markets custom-engineered laminates and coated products. Typical applications include insulating foam tapes for thermopane windows, specialty flexible circuit materials, electrical insulation materials for motors and transformers, thermal insulation panels for appliances and cars, identification cards and labels, durable printing stock, and other custom engineered laminates for specific industrial applications.

The keys to Arlon's success in custom-engineered laminates and coated products are our knowledge base of materials and adhesives technology and our understanding of customer applications. Our sales engineers and product managers are dedicated to understanding customer requirements and developing product specifications that meet those customer needs.

PHOTO - Arlon glazing tapes consist of a closed-cell copolymer foam coated on both sides with an aggressive acrylic adhesive system. This adhesive system provides optimum compatibility with a variety of sash materials.

Bairnco  manufactures a line of silicone rubber materials used in  a  broad
range   of   consumer,   industrial  and  commercial   products.    Typical
applications and products include:

 . Silicone rubber for molding composites
 . Silicone rubber insulating tape for electric traction motor coil windings . Insulation for industrial flexible heaters
 . Silicone products for high temperature hose and duct markets
 . Insulating tape for electrical splices
 . Compliant, thermally or electrically conductive silicone sheet adhesive known as ThermabondTM

In 1999 we will continue to focus application development efforts on thermally and electrically conductive sheet adhesives for electrical and electronic markets, as well as broaden our hose and duct material product line.

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


Kasco Replacement Products and Services

Kasco is the leading manufacturer and supplier of replacement products and services principally to supermarkets; meat and deli operations; and meat, poultry and fish processing plants throughout the United States, Canada and Europe. These products and services include:

 . Band saw blades for cutting meat and fish
 . Chopper plates and knives for grinding meat
 . Seasoning products
 . Preventive maintenance for equipment in meat and deli operations . Other related butcher supply products.

Kasco also manufactures small band saw blades for cutting metal and wood, and large band saw blades for use at lumber mills. Kasco has manufacturing operations in St. Louis, Missouri; Gwent, Wales, United Kingdom; and Pansdorf, Germany. In Canada and France, in addition to providing its replacement products, Kasco distributes equipment used in the supermarket industry and in the food processing industry.

During 1998, Kasco made several product design improvements to its band saw blades and its chopper plates and knives. Kasco has introduced a line of premium wood cutting band saw blades for use by professional cabinetry and furniture makers and serious hobbyists.

The Mealtime Solutions seasoning program continues to be a success as sales for home meal replacement items within supermarkets increase. Mealtime Solutions offers a package of seasoning blends, recipes and instructions which allows a supermarket to present value-added products in their meat and deli departments. During 1998 Kasco developed several new product lines which expand their Mealtime Solutions program into deli and seafood departments.

In North America, Kasco supplies its products and services directly to the supermarket and meat cutting industries through a continent-wide network of service professionals and exclusive distributors. During 1998, Kasco increased its emphasis on preventive maintenance, increasing the value-added service its network of professionals provides to customers.

PHOTO - Kasco's Mealtime Solutions seasoning program offers a package of seasoning blends, recipes, and instructions which allows a supermarket to present an attractive, ready-to-cook home meal to their customers.

PHOTO - The Predator Series of splitter blades from Kasco features a Gold
        Tooth Hardening process which offers high speed, high volume cutting and less waste, straighter cuts, less workplace noise, and less operator fatigue.




Directors

1.Luke E. Fichthorn III
  Chairman and CEO
  Bairnco Corporation

2.Charles T. Foley
  President
  Estabrook Capital Management, Inc.

3.Richard A. Shantz
  Private Investor

4.William F. Yelverton
  Independent Business Consultant


Management:

1.Jeffrey M. Berresford
  President
  Kasco Corporation

2.Robert M. Carini
  Vice President
  Arlon, Inc.

3.James W. Lambert
  Controller
  Bairnco Corporation

4.Elmer G. Pruim
  Vice President
  Arlon, Inc.

5.J. Robert Wilkinson
  Vice President Finance & Treasurer
  Bairnco Corporation

FINANCIAL HISTORY
                                      1998     1997    1996    1995    1994
Summary of Operations ($ in thousands)
Net sales                             $156,456 158,708 150,234 150,507 145,522
Gross profit                          $ 50,583  53,996  52,536  53,317  53,177
Earnings before interest, provision
 for litigation costs & taxes (a)     $ 12,029  15,592  14,956  14,633  13,654
Operating profit                      $  4,529  15,592  14,956  14,633  13,654
Interest expense, net                 $  1,998   1,834   1,725   2,026   2,144
Income before income taxes            $  2,531  13,758  13,231  12,607  11,510
Provision for income taxes            $    937   4,987   4,896   4,826   4,255
Net income                            $  1,594   8,771   8,335   7,781   7,255
Return from operations on:
    Net sales                         %    1.0     5.5     5.5     5.2     5.0
    Stockholders' investment          %    3.1    17.4    17.2    16.7    17.4
    Capital employed                  %    3.3    12.2    12.3    11.9    10.6

Year-End Position ($ in thousands)
Working capital                       $ 33,259  35,712  30,341  28,350  26,277
Plant and equipment, net              $ 41,402  39,913  38,276  34,449  36,289
Total assets excluding discontinued
 operations                           $118,555 109,286 102,600  98,196  99,243
Net assets of discontinued operations $     --      --      --      --   3,529
Total assets                          $118,555 109,286 102,600  98,196 102,772
Total debt                            $ 37,844  30,318  28,179  24,578  31,775
Stockholders' investment              $ 46,438  52,469  49,464  48,024  43,997
Capital employed                      $ 84,282  82,787  77,643  72,602  75,772

Per Common Share Data
Income from continuing operations:
 - Basic                              $   0.18    0.96    0.85    0.75    0.69
 - Diluted                            $   0.18    0.94    0.85    0.75    0.69
Cash dividend                         $   0.20    0.20    0.20    0.20    0.20
Stockholders' investment              $   5.27    5.61    5.02    4.60    4.19
Market price:
    High                              $ 11-3/8  11-1/4   8-1/2       6   5-1/2
    Low                               $ 5-9/16   6-3/8   5-1/2   3-7/8       3

Other Data (in thousands)
Depreciation and amortization         $  6,688   6,516   6,305   6,314   6,502
Capital expenditures                  $  5,976   8,789  10,131   4,831   5,176
Average common shares outstanding        8,655   9,151   9,753  10,433  10,500
Diluted common shares outstanding        8,818   9,350   9,851  10,440  10,500

Current ratio                              2.2     2.6     2.4     2.2     2.0
Number of common stockholders            1,436   1,574   1,773   1,967   2,198
Average number of employees                822     850     825     874     915
Sales per employee                    $190,340 186,710 182,100 172,200 159,040


(a) Excludes  impact  of  provision for  litigation  costs  of  $7.5  million
    (pre-tax) in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The   following  discussion  should  be  read  in  conjunction   with   the
Consolidated Financial Statements and related notes which begin on page 18.

Results of Operations: 1998 Compared to 1997

1998 consolidated sales of $156,456,000 decreased 1.4% from $158,708,000 in 1997. Arlon's sales decreased 3.8%. All markets served declined during the year after a strong first quarter. The electrical and electronic markets were the most depressed. The drop in the electronic market due to the Asian crisis adversely affected many of the end users of Arlon's products. Others of Arlon's OEM final customers were hurt by low priced competition from Asian competitors. Further penetration in new market segments offset some of the decline. Kasco's sales increased 4.4% through growth in the U.S. base business, seasoning programs for in-store meal preparation, and in the European operations.

In 1998, gross profit decreased 6.3% to $50,583,000 from $53,996,000 in the prior year with gross profit margins declining to 32.3% from 34% last year. Gross profit decreased at Arlon as the combined result of lower sales, lower prices, and a continuing change in mix to lower margin commercial products to serve the electronic/communication markets. Kasco's gross profit decreased slightly due to the costs from discontinued products and services.

In 1998 the court in the Transactions Lawsuit (refer to Note 11 to the Consolidated Financial Statements) issued a series of opinions that eliminated certain claims and parties from the case and set the stage for discovery and trial as to the claims and parties that remain. In particular, the court dismissed the RICO claims; all claims against third-party professionals, including lawyers, accountants and investment bankers; and all claims against individuals with the exception of Bairnco's former chairman and president. The court also narrowed the scope of certain claims against Bairnco and the other corporate defendants. With the initial motions phase of the case now complete, Bairnco is prepared to mount a vigorous defense on the merits. Toward that end, a $7,500,000 provision for litigation costs was taken in the fourth quarter of 1998 (refer to Note 2 to the Consolidated Financial Statements).

Selling and administrative expenses, excluding the provision for litigation costs, increased 0.4% to $38,554,000 from $38,404,000 in 1997. As a percent of sales, these expenses increased to 24.6% in 1998 from 24.2% in 1997. Research and development expenses increased 4.8% as Bairnco continued to invest in the development of new products and improved quality. Based on sharp swings in order input throughout the year and management's continuing belief in the future of the Corporation's key markets, the decision was made to cut costs but not to impair the core management competencies that have been developed. The average number of employees was reduced by 3.3% from last year. Productivity as measured by sales per employee increased 1.9%.

Earnings before interest, the provision for litigation costs and taxes were $12,029,000 down 22.9% from $15,592,000 in 1997. The decline is primarily attributable to reduced gross profit.

In the fourth quarter of 1998 Bairnco recorded the $7,500,000 pre-tax provision for anticipated litigation costs.

Net interest expense increased from $1,834,000 to $1,998,000. The increase was due to increased average debt outstanding primarily resulting form the acquisition in the fourth quarter.

Income before income taxes decreased to $2,531,000 in 1998 as compared to $13,758,000 in 1997. The effective tax rate was 37% as compared to 36.2% in 1997. The provision for income taxes in both years includes all applicable federal, state, local and foreign income taxes. Audits of the Corporation's consolidated US federal income tax returns have been completed for all years through 1992.

Net income decreased to $1,594,000 from $8,771,000. Diluted earnings per common share fell to $.18 from $.94 in 1997 as a result of the decreased operating income and the provision for litigation costs. The provision for litigation costs reduced net income in 1998 by $4,726,000 or $.54 per share.

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

In 1997, gross profit increased 2.8% to $53,996,000 from $52,536,000 in the prior year. Gross profit increased 2.6% at Arlon and 1.0% at Kasco with increased sales. However, the strong US dollar also negatively impacted the translation of foreign gross profit. Gross profit margins declined to 34.0% from 35.0% in 1996. Profit margins were lower primarily due to plant and labor inefficiencies caused by swings in demand during the year, new equipment start-ups at three plants, and the two week strike at the Bear, Delaware facility

Selling and administrative expenses increased 2.2% to $38,404,000 from $37,580,000 in 1996. As a percent of sales, these expenses decreased to 24.2% in 1997 from 25.0% in 1996. Selling expenses were relatively unchanged. General and administrative expenses increased $543,000 or 4.4% reflecting the Company's on-going investment in recruiting, management development and incentive compensation programs. Research and development expenses increased 17.2% as Bairnco continued to invest in the development of new products and improved quality.

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

Net income increased 5.2% to $8,771,000 in 1997 as compared to $8,335,000 in 1996. Diluted earnings per share increased 10.6% to $.94 from $.85 in 1996. As a result of the stock repurchase program, the average number of diluted shares outstanding in 1997 was 9,350,000, a 5.1% decrease from the 9,851,000 average outstanding in 1996.

Liquidity and Capital Resources

At December 31, 1998, Bairnco had working capital of $33.3 million compared to $35.7 million at December 31, 1997. The increase in accounts receivable relates primarily to the growth in export sales which have longer payment terms. Current deferred tax assets increased with the increase in accrued expenses primarily resulting from the $7.5 million provision for litigation costs. Other current assets decreased primarily as a result of the settlement of certain non-trade related receivables in the first quarter 1998. The increase in accrued expenses results primarily from provision for litigation costs.

As of December 31, 1998, the reducing revolving credit agreement was amended to extend the first commitment reduction date to December 31, 2000 and the final maturity to December 31, 2003.

At December 31, 1998, $37.8 million of total debt was outstanding compared to $30.3 million at the end of 1997. As of December 31, 1998, approximately $10.5 million was available for borrowing under the Corporation's secured reducing revolving credit agreement, as amended. In addition, approximately $4.3 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity increased to 81.5% at the end of 1998 from 57.8% at the end of 1997. The increase was due to the $7.5 million provision for litigation costs which reduced equity by $4,726,000 and the increased debt resulting from the MII acquisition and stock repurchase program.

Bairnco made $5,976,000 of capital expenditures in 1998 as compared to its plan of approximately $12.0 million. Capital expenditures were significantly reduced in light of changing market conditions and were focused on cost reduction projects, replacements and new MIS systems and hardware that were installed during the year. Total capital expenditures in 1999 are expected to be approximately $8.2 million. Depreciation and amortization is estimated to be approximately $7.0 million. The planned capital expenditures include cost reduction projects, replacements, quality improvements, new product developments, new processing equipment, MIS hardware and software, and limited capacity additions.

In 1998, Bairnco's Board of Directors authorized an additional $5,000,000 to be available for the ongoing repurchase of its common stock. The authorization was in addition to the $3.7 million still unused from the prior year $5,000,000 authorization. During 1998, Bairnco repurchased 737,400 shares of its common stock for $6.2 million. The diluted average number of shares outstanding in 1998 was 8,818,000 a 5.7% decrease from the 9,350,000 diluted average shares outstanding in 1997. The Board has authorized management to continue its stock repurchase program in 1999 subject to market conditions and the capital requirements of the business.

Cash provided by operating activities plus the amounts available under the existing credit facilities are expected to be sufficient to fulfill Bairnco's anticipated cash requirements in 1999.

Year 2000 Date Conversion

As previously stated in Bairnco's 1997 Annual Report on Form 10-K, the Corporation has evaluated and identified its internal risks of software failure due to processing errors arising from calculations using the Year 2000 date. The plan that was established to maintain the integrity of its financial systems and ensure the reliability of its operating systems is proceeding on schedule. The total estimated cost of achieving Year 2000 compliance remains at approximately $250,000 and includes software and installation costs. Of this amount, approximately $175,000 had been incurred through December 31, 1998 with the remainder expected to be incurred during 1999.

In January of 1998 Bairnco adopted a formal plan to address the Year 2000 issue. This plan has defined roles, identified staff members to execute the plan, set target dates, and provided a detailed budget. The plan also incorporates the use of outside consultants. The plan is periodically updated and modified, and progress is monitored against it to ensure that target dates are being met and that the Corporation designates whatever resources are necessary to meet the plan's requirements.

Bairnco has compiled a checklist for all areas that may be affected by this issue. The Corporation has formed task forces at each of its operating divisions and charged them with doing thorough and complete audits of their facilities using the checklist as a guide. The Corporation is aware of some hardware issues and has assembled a plan to have the outmoded equipment replaced during 1999.

Bairnco has assessed the software in use at all of its operations and identified applications that do not currently process using a four-digit field to record the date. The Corporation is in the process of adapting or replacing any such programs and expects to have the work completed on schedule. Through December 31, 1998, four of the seven North American locations' operating information technology ("IT") systems plus all of the European locations' IT systems had been upgraded to be Year 2000 compliant with the remaining four US locations expected to be completed by the end of the second quarter of 1999. These four divisions were in various stages of validation and implementation of the upgraded systems.

Bairnco has contacted the majority of its suppliers and customers with whom the Corporation has a material business relationship regarding their Year 2000 state of readiness. The responses to date have indicated they are, or expect to be, Year 2000 compliant.

Based on the results of our efforts to date as discussed above, the Corporation believes it will not experience any material disruption in its operations due to Year 2000 issues with its computer software programs and operating systems or its interface with key suppliers and vendors. However, the implementation and validation of Bairnco's IT and non-IT systems, and the evaluation of the state of readiness of Bairnco's material business partners are ongoing. The disruption in service of any critical suppliers or the failure of the Corporation's operating systems to comply, could result in a shutdown of the operations affected for the duration of the disruption.

The Corporation has not analyzed the risks of a "most reasonably likely worst case scenario" nor has it developed a contingency plan to address this uncertainty. The Corporation's efforts to date have been focused on ensuring the impact of Year 2000 issues is minimized. It is management's intention to analyze the risks of this uncertainty and determine whether to develop such a plan. This process is scheduled for completion during the first half of 1999.

Other Matters

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings that are discussed in more detail in Note 10 to the Consolidated Financial Statements. Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1998.

Outlook

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. The outlook for 1999 is for improved sales and earnings. It is expected that the combination of growth from new products, higher growth in certain niche markets and a full year of the results of the acquisition will result in increased sales. Improved earnings are expected both from increased sales and from continuing efficiency and yield improvement programs.


Quarterly Results of Operations (Unaudited)
(In thousands except per share data)
               1st               2nd               3rd               4th               Total
               1998     1997     1998     1997     1998     1997     1998     1997     1998     1997
Net Sales      $ 42,125 $ 37,445 $ 37,651 $ 41,128 $ 37,747 $ 39,814 $ 38,933 $ 40,321 $156,456 $158,708
Cost of sales    28,442   24,465   24,905   27,020   25,922   26,228   26,604   26,999  105,873  104,712
Gross  Profit    13,683   12,980   12,746   14,108   11,825   13,586   12,329   13,322   50,583   53,996
Selling and
 administrative
 expenses         9,716    9,116    9,717    9,981    9,461    9,717    9,660    9,590   38,554   38,404
Provision for
 litigation
 costs               --       --       --       --       --       --    7,500       --    7,500       --
Operating
 Profit           3,967    3,864    3,029    4,127    2,364    3,869   (4,831)   3,732    4,529   15,592
Interest
 expense, net       481      415      508      460      502      486      507      473    1,998    1,834
Income before
 income taxes     3,486    3,449    2,521    3,667    1,862    3,383   (5,338)   3,259    2,531   13,758
Provision for
 income taxes     1,290    1,276      933    1,320      689    1,218   (1,975)   1,173      937    4,987
Net Income     $  2,196 $  2,173 $  1,588 $  2,347 $  1,173 $  2,165 $ (3,363)$  2,086 $  1,594 $  8,771

Basic Earnings
 per Share     $   0.25 $   0.23 $   0.18 $   0.26 $   0.14 $   0.24 $  (0.40)$   0.23 $   0.18 $   0.96
Diluted
 Earnings per
 Share         $   0.24 $   0.23 $   0.18 $   0.25 $   0.14 $   0.23 $  (0.40)$   0.23 $   0.18 $   0.94

Market Price:
 High          $ 11-3/8 $  7-5/8 $ 11-3/8 $  8-3/8 $  9-1/8 $     11 $  7-1/8 $ 11-1/4 $ 11-3/8 $ 11-1/4
 Low            9-13/16    6-3/8    8-7/8    6-7/8   5-9/16        8    5-3/4  6-11/16   5-9/16    6-3/8




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

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 1999 and thereafter include many factors that are beyond the Corporation's ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, the market demand and acceptance of the Corporation's existing and new products; the impact of competitive products; changes in the market for raw or packaging materials which could impact the Corporation's manufacturing costs; changes in product mix; changes in the pricing of the products of the Corporation or its competitors; the loss of a significant customer or supplier; production delays or inefficiencies; disruptions in operations due to labor disputes; the unanticipated costs and disruption in operations due to Year 2000 non-compliance; the costs and other effects of complying with environmental regulatory requirements; losses due to natural disasters where the Corporation is self-insured, the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; and changes in US or international economic or political conditions, such as inflation or deflation, or fluctuations in interest or foreign exchange rates.

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


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Bairnco Corporation:

   We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


Orlando, Florida
January 21, 1999



                                                  Arthur Andersen LLP


CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 1998, 1997 and 1996
Bairnco Corporation and Subsidiaries

                                     1998          1997          1996
Net Sales                            $156,456,000  $158,708,000  $150,234,000
Cost of sales                         105,873,000   104,712,000    97,698,000
Gross Profit                           50,583,000    53,996,000    52,536,000
Selling and administrative expenses    38,554,000    38,404,000    37,580,000
Provision for litigation costs
 (Note 2)                               7,500,000            --            --
Operating Profit                        4,529,000    15,592,000    14,956,000
Interest expense, net                   1,998,000     1,834,000     1,725,000
Income before Income Taxes              2,531,000    13,758,000    13,231,000
Provision for income taxes (Note 5)       937,000     4,987,000     4,896,000
Net Income                           $  1,594,000  $  8,771,000  $  8,335,000

Basic Earnings per Share of Common
 Stock (Note 4)                      $       0.18  $       0.96  $       0.85

Diluted Earnings per Share of Common
 Stock (Note 4)                      $       0.18  $       0.94  $       0.85

Dividends per Share of Common Stock  $       0.20  $       0.20  $       0.20




The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 1998, 1997 and 1996
Bairnco Corporation and Subsidiaries

                                     1998          1997          1996
Net Income                           $ 1,594,000   $ 8,771,000   $ 8,335,000
Other comprehensive income,
 net of tax:
  Foreign currency translation
   adjustment (Note 1)                   173,000      (710,000)      (18,000)
Comprehensive Income                 $ 1,767,000   $ 8,061,000   $ 8,317,000




The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997
Bairnco Corporation and Subsidiaries

                                                   1998          1997
Assets
Current Assets:
 Cash and cash equivalents                         $    822,000  $  1,217,000
 Accounts receivable, less allowances of
  $1,224,000 and $943,000, respectively              27,999,000    24,939,000
 Inventories:
  Raw materials and supplies                          5,701,000     5,646,000
  Work in process                                     6,604,000     6,402,000
  Finished goods                                     13,874,000    14,350,000
                                                     26,179,000    26,398,000
 Deferred income taxes (Note 5)                       4,137,000     2,641,000
 Other current assets                                 1,709,000     2,748,000
                             Total current assets    60,846,000    57,943,000
Plant and Equipment, at cost:
 Land                                                 1,846,000     1,541,000
 Buildings and leasehold interests and improvements  18,115,000    16,659,000
 Machinery and equipment                             77,330,000    71,670,000
                                                     97,291,000    89,870,000
 Less - Accumulated depreciation and amortization   (55,889,000)  (49,957,000)
                                                     41,402,000    39,913,000
Cost in Excess of Net Assets of Purchased
 Businesses (Note 1)                                 11,840,000     7,607,000
Other Assets (Note 1)                                 4,467,000     3,823,000
                                                   $118,555,000  $109,286,000

Liabilities and Stockholders' Investment
Current Liabilities:
 Short-term debt (Note 7)                          $  4,373,000  $  3,018,000
 Current maturities of long-term debt (Note 7)               --         9,000
 Accounts payable                                     9,022,000     8,661,000
 Accrued expenses (Note 6)                           14,192,000    10,543,000
                        Total current liabilities    27,587,000    22,231,000
Long-Term Debt (Note 7)                              33,471,000    27,291,000
Deferred Income Taxes (Note 5)                        2,912,000     4,098,000
Other Liabilities                                     8,147,000     3,197,000
Stockholders' Investment (Notes 4, 7 and 8):
 Preferred stock, par value $.01, 5,000,000 shares
  authorized, none issued                                    --            --
 Common stock, par value $.01, 30,000,000 shares
  authorized, 11,187,224 and 11,160,774 issued,
  respectively                                          112,000       112,000
 Paid-in capital                                     49,165,000    49,030,000
 Retained earnings                                   22,670,000    22,802,000
 Currency translation adjustment (Note 1)             1,745,000     1,572,000
 Treasury stock, at cost, 2,904,165 and 2,166,765
  shares, respectively                              (27,254,000)  (21,047,000)
                   Total stockholders' investment    46,438,000    52,469,000
                                                   $118,555,000  $109,286,000


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1998, 1997 and 1996
Bairnco Corporation and Subsidiaries

                                      1998          1997         1996
Cash Flows from Operating Activities:
Net income                            $  1,594,000  $ 8,771,000  $  8,335,000
Adjustments to reconcile to net cash
 provided by operating activities:
  Depreciation and amortization          6,688,000    6,516,000     6,305,000
  (Gain) loss on disposal of plant
   and equipment                           (13,000)      34,000       203,000
  Deferred income taxes                 (2,751,000)   1,265,000       373,000
  Change in operating assets and
   liabilities:
    (Increase) in accounts
     receivable, net                    (1,033,000)  (3,874,000)     (147,000)
    Decrease (increase) in inventories   2,117,000   (3,406,000)     (442,000)
    Decrease (increase) in other
     current assets                      1,125,000      956,000    (1,628,000)
    (Decrease) increase in accounts
     payable                               (38,000)   1,510,000      (460,000)
    Increase (decrease) in accrued
     expenses                            2,204,000     (480,000)     (426,000)
  Other                                  4,223,000      472,000       734,000
      Net cash provided by operating
       activities                       14,116,000   11,764,000    12,847,000


Cash Flows from Investing Activities:
Capital expenditures                    (5,976,000)  (8,789,000)  (10,131,000)
Payment for purchased businesses,
 net of cash acquired                   (8,423,000)          --            --
Proceeds from sale of plant and
 equipment                                 123,000      219,000       138,000
      Net cash (used in) investing
       activities                      (14,276,000)  (8,570,000)   (9,993,000)


Cash Flows from Financing Activities:
Net borrowings of external debt          7,746,000    2,434,000     3,968,000
Payment of dividends                    (1,726,000)  (1,827,000)   (1,937,000)
Purchase of treasury stock              (6,207,000)  (3,255,000)   (5,412,000)
Exercise of stock options                  135,000       26,000       472,000
      Net cash (used in) financing
       activities                          (52,000)  (2,622,000)   (2,909,000)

Effect of foreign currency exchange
 rate changes on cash and cash
 equivalents                              (183,000)    (210,000)      302,000
Net (decrease) increase in cash and
 cash equivalents                         (395,000)     362,000       247,000
Cash and cash equivalents, beginning
 of year                                 1,217,000      855,000       608,000
Cash and cash equivalents, end of
 year                                 $    822,000  $ 1,217,000  $    855,000

Supplemental Disclosures of Cash Flow
 Information:
  Cash paid during the year for:
   Interest                           $  2,008,000  $ 1,824,000  $  1,696,000
   Income taxes                       $  2,402,000    2,805,000     5,378,000



The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 1998, 1997 and 1996
Bairnco Corporation and Subsidiaries
                                                             Currency
                            Common   Paid-in     Retained    Translation  Treasury
                            Stock    Capital     Earnings    Adjustment   Stock
Balance, December 31, 1995  $111,000 $48,533,000 $ 9,460,000 $2,300,000   $(12,380,000)

Net income                        --          --   8,335,000         --             --
Cash dividends ($.20 per
 share)                           --          --  (1,937,000)        --             --
Issuance of 93,000 shares
 pursuant to exercise of
 stock options                 1,000     471,000          --         --             --
Acquisition of treasury
 stock (803,900 shares
 at cost)                         --          --          --         --     (5,412,000)
Currency translation
 adjustment (Note 1)              --          --          --    (18,000)            --

Balance, December 31, 1996   112,000  49,004,000  15,858,000  2,282,000    (17,792,000)

Net income                        --          --   8,771,000         --             --
Cash dividends ($.20 per
 share)                           --          --  (1,827,000)        --             --
Issuance of 5,275 shares
 pursuant to exercise of
 stock options                    --      26,000          --         --             --
Acquisition of treasury
 stock (424,800 shares
 at cost)                         --          --          --         --     (3,255,000)
Currency translation
 adjustment (Note 1)              --          --          --   (710,000)            --

Balance, December 31, 1997   112,000  49,030,000  22,802,000  1,572,000    (21,047,000)

Net income                        --          --   1,594,000         --             --
Cash dividends ($.20 per
 share)                           --          --  (1,726,000)        --             --
Issuance of 26,450 shares
 pursuant to exercise of
 stock options                    --     135,000          --         --             --
Acquisition of treasury
 stock (737,400 shares
 at cost)                         --          --          --         --     (6,207,000)
Currency translation
 adjustment (Note 1)              --          --          --    173,000             --

Balance, December 31, 1998  $112,000 $49,165,000 $22,670,000 $1,745,000   $(27,254,000)


The accompanying notes are an integral part of these consolidated financial statements.


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

   Certain reclassifications were made to prior year balances in order to conform to the current year presentation.

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

   Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes. Depreciation expense of $6,509,000, $6,333,000 and $6,123,000 was recognized during 1998, 1997 and 1996, respectively.


Cost in excess of net assets of purchased businesses:

   Cost in excess of net assets of purchased businesses acquired prior to 1971 of approximately $3.5 million is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $10,020,000 and $5,625,000 at December
31, 1998 and 1997, respectively, is being amortized over 40 years. The increase is due to the acquisition of MII (refer to Note 3 to the Consolidated Financial Statements). Accumulated amortization at December 31, 1998 and 1997, was $1,665,000 and $1,504,000, respectively.
Amortization expense of $147,000, $146,000 and $149,000 was recognized during 1998, 1997 and 1996, respectively.

   At each balance sheet date, the Corporation evaluates the realizability of its cost in excess of net assets of purchased businesses based upon expectations of non-discounted cash flows and operating income for each division having a material cost in excess of net assets of purchased businesses balance. Based upon its most recent analysis, the Corporation believes that no material impairment of its cost in excess of net assets of purchased businesses exists at December 31, 1998.

Intangibles:

   Intangible assets of purchased businesses, net of amortization, are included in other assets and totaled $123,000 and $99,000 at December 31, 1998 and 1997, respectively. These items are amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $32,000 during 1998, $37,000 during 1997 and $33,000 during 1996.

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

Accrued expenses-insurance:

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

Comprehensive income:

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is effective for years beginning after December 15, 1997. SFAS 130 established standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items of comprehensive income are classified by their nature in a financial statement and that the accumulated balance of other comprehensive income be displayed separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Bairnco adopted SFAS 130 effective January 1, 1998. The comparative prior period financial statements have been reclassified to conform to the current period presentation.

   Comprehensive income includes net income as well as certain other transactions shown as changes in stockholders' investment. For Bairnco, comprehensive income includes net income plus the change in net asset values of foreign divisions as a result of translating the local currency values of net assets to US dollars at varying exchange rates. Accumulated other comprehensive income consists solely of foreign currency translation adjustments. There are currently no tax expenses or benefits associated with the foreign currency translation adjustments.

Reportable segments:

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. SFAS 131 introduces a new model for segment reporting called the management approach. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance.

  SFAS 131 requires disclosures for each segment that are similar to those required under previous standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis. It also requires geographic data by country, as opposed to broader geographic regions permitted under previous standards.

  Bairnco adopted SFAS 131 effective January 1, 1998 and prior year segment information and disclosures have been restated, where applicable, to conform to the current year presentation.

Pension Accounting:

  In  February  1998,  the  Financial  Accounting  Standards  Board  issued
Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits" ("SFAS 132"), which is effective for fiscal years beginning after December 15, 1997.
SFAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in the benefit obligations and fair value of plan assets while eliminating certain prior disclosures that are no longer considered useful.

  Bairnco adopted SFAS 132 effective January 1, 1998 and prior year pension disclosures have been restated, where applicable, to conform to the current year presentation.



(2) Provision for Litigation Costs

  In  the  fourth  quarter of 1998, Bairnco recorded a  $7,500,000  pre-tax provision for litigation costs. The litigation provision added to the existing reserves for asbestos-related litigation expenditures due to a change in the estimate to defend the Transaction Lawsuit (refer to Management's Discussion and Analysis and Note 11 to Consolidated Financial Statements). $2.5 million of this provision for litigation costs is included in accrued expenses with the remaining $5.0 million included in other liabilities in the Corporation's consolidated balance sheet for the year ended December 31, 1998.

  After recognition of related tax benefits, the litigation provision reduced net income in 1998 by $4.7 million or approximately $.54 diluted earnings per common share.

(3) Acquisition

  On October 31, 1998, Bairnco purchased MII International, Inc. ("MII") for approximately $8.3 million including the repayment of its debt. MII manufactures adhesive coated films for use in the graphics and industrial markets. The transaction was accounted for as a purchase and was financed with long-term debt. The purchase price exceeded the fair value of net assets acquired by approximately $4.0 million which is being amortized on a straight-line basis over 40 years. The results of operations of MII are included in the accompanying consolidated financial statements from the date of acquisition.

  The following summarized unaudited pro forma financial information assumes the acquisition had occurred on January 1 of each year:

  Pro Forma Information
  (in thousands, except per share data)      1998      1997

  Net sales                                  $167,865  $174,184
  Net income                                 $  1,782  $  9,053
  Basic earnings per share                   $   0.21  $   0.99
  Diluted earnings per share                 $   0.20  $   0.97


  These amounts include MII's actual results in 1997 and for the first ten months of 1998 prior to acquisition and actual results for the two months in 1998 after acquisition. The amounts are based upon certain assumptions and estimates, and do not reflect any benefit from economies which might be achieved from combined operations. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.


  (4)Earnings per Share

  The  Corporation accounts for earnings per share ("EPS") under  Financial
Accounting  Standards  No.  128, "Earnings Per Share"  ("SFAS  128").   The
following disclosures comply with the requirements of SFAS 128.

                                     1998          1997          1996
Basic Earnings per Common Share:

Net Income                           $ 1,594,000   $ 8,771,000   $ 8,335,000
Average common shares outstanding      8,655,000     9,151,000     9,753,000
Basic Earnings Per Common Share      $      0.18   $      0.96   $      0.85

Diluted Earnings per Common Share:

Net Income                           $ 1,594,000   $ 8,771,000   $ 8,335,000

Average common shares outstanding      8,655,000     9,151,000     9,753,000
Common shares issuable in respect
 to options issued to employees,
 with a dilutive effect                  163,000       199,000        98,000
  Total diluted common shares
   outstanding                         8,818,000     9,350,000     9,851,000

Diluted Earnings Per Common Share    $      0.18   $      0.94   $      0.85

   Basic earnings per common share were computed by dividing net income  by the  weighted  average number of shares of common stock outstanding  during
the  year.   Diluted earnings per common share includes the effect  of  all dilutive stock options.


(5)  Income Taxes

  The components of income before income taxes and the provisions for domestic and foreign income taxes are as follows:

                                     1998          1997          1996
Income before Income Taxes:
 Domestic                            $ 1,187,000   $12,765,000   $13,176,000
 Foreign                               1,344,000       993,000        55,000
  Total Income before Income Taxes   $ 2,531,000   $13,758,000   $13,231,000

Provision for Income Taxes:
 Domestic:
  Currently payable                  $ 3,266,000   $ 3,616,000   $ 4,096,000
  Deferred                            (2,688,000)    1,102,000       594,000
 Foreign:
  Currently payable                      422,000       106,000       452,000
  Deferred                               (63,000)      163,000      (246,000)
   Total Provision for Income Taxes  $   937,000   $ 4,987,000   $ 4,896,000

  Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

                                     1998          1997          1996
Current Deferred Tax Items:
 Accrued Expenses                    $ 2,840,000   $ 1,584,000   $ 1,887,000
 Inventories                             977,000       847,000       872,000
 Other                                   320,000       210,000       163,000
  Net Current Deferred Tax Asset       4,137,000     2,641,000     2,922,000

Non-Current Deferred Tax Items:
 Fixed Assets                         (3,539,000)   (3,291,000)   (2,889,000)
 Pensions                             (1,273,000)   (1,051,000)   (1,149,000)
 Intangible Assets                       (13,000)       21,000        15,000
 Provision for Litigation Costs        1,700,000            --            --
 Other                                   213,000       223,000       909,000
  Net Non-Current Deferred Tax
   Liability                          (2,912,000)   (4,098,000)   (3,114,000)

  Net Deferred Tax Asset (Liability) $ 1,225,000   $(1,457,000)  $  (192,000)

  Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences. As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

  In 1998, 1997 and 1996 the Corporation's effective tax rates were 37.0%, 36.2% and 37.0%, respectively, of income before income taxes. An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

                                     1998          1997           1996
Computed income taxes at
 statutory rate                      $  861,000    $ 4,678,000    $4,499,000
State and local taxes, net of
 federal tax benefit                     64,000        368,000       321,000
Dividend income                              --      1,303,000       198,000
Amortization of goodwill                  9,000          9,000         9,000
Foreign income taxed at different
 rates                                  (98,000)       (69,000)      187,000
Tax credits                             (31,000)    (1,182,000)     (271,000)
Benefit of Foreign Sales Corporation   (270,000)      (289,000)     (413,000)
Other, net                              402,000        169,000       366,000
 Provision for income taxes          $  937,000    $ 4,987,000    $4,896,000

  Audits of the federal income tax returns of the Corporation and its subsidiaries have been completed through 1992.

  Provision has not been made for US income taxes on approximately $3.1 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.


(6)  Accrued Expenses

  Accrued expenses consisted of the following as of December 31, 1998 and 1997, respectively:

                                1998          1997

Salaries and wages              $ 2,669,000   $ 2,353,000
Income taxes                        633,000       139,000
Insurance                         2,462,000     2,216,000
Litigation                        3,580,000     1,461,000
Other accrued expenses            4,848,000     4,374,000
     Total accrued expenses     $14,192,000   $10,543,000


(7)  Debt

  Long-term debt consisted of the following as of December 31, 1998 and 1997, respectively:

                                1998          1997

Revolving Credit Notes          $30,471,000   $24,291,000
Industrial Revenue Bonds          3,000,000     3,000,000
Other                                    --         9,000
                                 33,471,000    27,300,000
Less Current Maturities                  --         9,000
    Total                       $33,471,000   $27,291,000

  On December 31, 1998, the Corporation's secured, reducing revolving credit agreement (the "Credit Agreement") with a consortium of four banks led by Bank of America, Illinois, and including SunTrust Bank, First Union Bank of Florida and First National Bank of Maryland, was amended. The amendment effectively extended the first commitment reduction date to December 31, 2000 and the expiration date of the Credit Agreement from December 31, 2001 to December 31, 2003. The Credit Agreement also includes a letter of credit facility of $7 million, although the letter of credit facility may be increased up to $20 million with a corresponding decrease in the revolving credit facility. Effective December 31, 1998, the letter of credit facility was increased by $2.0 million to $9.0 million with a corresponding decrease in the revolving credit facility. At December 31, 1998, $30.5 million of revolving credit was outstanding and payable from 2001 through 2003. In addition, approximately $8.2 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements. $5.2 million of the letters of credit guarantee various trade and insurance activities. An outstanding $3.0 million letter of credit supports the Industrial Revenue Bonds. Interest rates vary on the revolving credit and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the revolving credit outstanding at December 31, 1998, were approximately 6.1% on US borrowings and ranged from approximately 3.9% to 7.1% on European borrowings. A commitment fee is paid on the unused portion of the total credit. The interest rate on the Industrial Revenue Bonds was approximately 3.9% at December 31, 1998.

  Substantially  all  of  the  assets  of  the  Corporation  and   its   US
subsidiaries are pledged as collateral under the Credit Agreement, which expires on December 31, 2003.

  The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. At December 31, 1998 the Corporation was in compliance with all covenants contained in the Credit Agreement.

  The Corporation has other short-term debt outstanding at rates of 5.9% to 6.5% due in 1999.

  The annual maturity requirements for long-term debt due after December 31, 1998, are summarized as follows:

  Year Ended December 31,
      1999                   $        --
      2000                            --
      2001                     3,000,000
      2002                     3,000,000
      2003                    27,471,000
       Total Long-term Debt  $33,471,000


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

  A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 250,000 shares of common stock at option prices equal to the fair market value on the date of grant. Two-thirds of these performance options became exercisable as a result of the Corporation's earnings performance in 1992 and 1995 with the remaining one-third becoming fully exercisable on the tenth anniversary of the date of grant if the executive is still employed by the Corporation. These options remain exercisable for ten years from the date they first become exercisable.

  Changes in the stock options granted under the 1990 Plan during 1998, 1997 and 1996 were as follows:

                             1998               1997               1996
                             Wtd Avg            Wtd Avg            Wtd Avg
                    1998     Exercise  1997     Exercise  1996     Exercise
                    Options  Price     Options  Price     Options  Price
Outstanding at
 beginning of year  633,750  $5.89     684,225  $5.71     716,950  $5.56
Granted              52,625   8.20      33,400   8.24      78,000   6.32
Exercised           (26,450)  5.13      (5,275)  4.93     (93,000)  5.09
Canceled            (12,975)  6.75     (78,600)  5.39     (17,725)  5.28
Outstanding at
 end of year        646,950  $6.09     633,750  $5.89     684,225  $5.71

Exercisable at
 end of year        461,813  $5.79     465,563  $5.70     501,513  $5.62


  At  December 31, 1998, 1997 and 1996, 1,450,825, 1,490,475 and  1,495,925
shares, respectively, were available for option grants under the 1990 Plan. The weighted average contractual life of the 646,950 options outstanding at December 31, 1998 was 3.17 years. There were no charges to income in connection with stock option grants or exercises during 1998, 1997 and 1996.


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

  The following table describes the funded status of US pension plans:

                                       1998               1997
Change in  Benefit Obligation:
 Benefit obligation at September 30,
  1997 and 1996, respectively          $ 25,638,000       $ 24,241,000
 Service cost                               756,000            754,000
 Interest cost                            1,895,000          1,815,000
 Actuarial loss                           2,071,000            211,000
 Benefits paid                           (1,457,000)        (1,383,000)
 Benefit obligation at September 30,
  1998 and 1997, respectively            28,903,000         25,638,000

Change in Plan Assets:
 Fair value of plan assets at
  September 30, 1997 and 1996,
  respectively                           30,433,000         24,371,000
 Actual return on plan assets             1,142,000          6,276,000
 Employer contributions                     667,000          1,148,000
 Benefits paid                           (1,436,000)        (1,362,000)
 Fair value of plan assets at
  September 30, 1998 and 1997,
  respectively                           30,806,000         30,433,000

Funded status                             1,903,000          4,796,000
Unrecognized net transition obligation      349,000            447,000
Unrecognized prior service cost             266,000            323,000
Unrecognized net actuarial loss (gain)      744,000         (2,839,000)
Prepaid pension costs at September 30,
 1998 and 1997, respectively              3,262,000          2,727,000

Fourth quarter accruals                     (26,000)          (125,000)
Fourth quarter contributions                 52,000             55,000
Prepaid pension costs at yearend       $  3,288,000       $  2,657,000

  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with plan assets in excess of accumulated benefit obligations were $25,448,000, $22,705,000 and $28,380,000, respectively, at September 30, 1998, and $22,534,000,
$20,223,000  and  $28,066,000, respectively, at September  30,  1997.   The
projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,455,000, $3,396,000 and $2,426,000, respectively,  at  September  30,  1998,  and  $3,105,000,  $3,036,000  and
$2,368,000, respectively, at September 30, 1997.

  The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.0% at September 30, 1998 and 7.5% at September 30, 1997. The rate of projected pay increases, where applicable, was 5% at both September 30, 1998 and 1997. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 1998 and 1997.

   Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

                                       1998               1997
Prepaid benefit cost                   $ 3,382,000        $ 2,845,000
Accrued benefit liability                 (969,000)          (668,000)
Intangible asset                           849,000            550,000
 Net amount recognized at September 30   3,262,000          2,727,000
Fourth quarter accruals                    (26,000)          (125,000)
Fourth quarter contributions                52,000             55,000
 Net amount recognized at December 31  $ 3,288,000        $ 2,657,000


  Net periodic pension cost for the US plans included the following:

                                       1998          1997          1996
Service cost-benefits earned
 during the year                       $  752,000    $  771,000    $  716,000
Interest cost on projected
 benefit obligation                     1,918,000     1,823,000     1,695,000
Expected return on plan assets         (2,722,000)   (2,252,000)   (2,018,000)
Amortization of net obligation at
 date of transition                        99,000        99,000        99,000
Amortization of prior service cost         56,000        61,000        26,000
Amortization of accumulated loss               --            --         7,000
 Net periodic pension cost             $  103,000    $  502,000    $  525,000


(10)  Reportable Segment Data

Operating segments are components of an enterprise that:

a.Engage  in  business  activities from which they may  earn  revenues  and incur expenses,
b.Whose operating results are regularly reviewed by the company's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and c.For which discrete financial information is available.

Operating   segments   with  similar  products  and  services,   production
processes, types of customers, and sales channels are combined into reportable segments for disclosure purposes. Bairnco has two reportable segments - the Arlon Engineered Materials and Components segment and the Kasco Replacement Products and Services segment.

The Arlon Engineered Materials and Components segment designs, manufactures and sells laminated and coated materials to the electronic, industrial and commercial markets under the Arlon and Calon brand names. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry. Among the products included in this segment are high technology materials for the printed circuit board industry, vinyl films for graphics art applications, foam tapes used in window glazing, electrical and thermal insulation products, and silicone rubber products for insulating tapes and flexible heaters.

The Kasco Replacement Products and Services segment manufactures, sells and services products and equipment used in supermarkets, meat and deli operations, and meat, poultry, and fish processing plants throughout the United States, Canada and Europe. It also manufactures and sells small band saw blades for cutting wood and metal, and large band saw blades for use at lumber mills.

Bairnco evaluates segment performance based on income before interest and taxes and excluding allocation of headquarters expense. Segment income and assets are measured on a basis that is consistent with the methods described in the summary of significant accounting policies. Segment assets exclude US deferred income taxes and assets attributable to US employee benefit programs. Inter-segment transactions are not material. No customer accounts for 10% or more of consolidated revenue.

Financial information about the Corporation's operating segments for the years ended December 31, 1998, 1997 and 1996 is as follows:

                         Operating                     Capital       Depreciation/
            Net Sales    Profit (Loss)   Assets        Expenditures  Amortization
1998
Arlon       $107,736,000 $ 12,698,000    $ 72,880,000  $ 2,925,000   $3,952,000
Kasco         48,720,000    3,085,000      38,215,000    3,022,000    2,676,000
Headquarters          --  (11,254,000)(a)   7,460,000       29,000       60,000
 Total      $156,456,000 $  4,529,000    $118,555,000  $ 5,976,000   $6,688,000

1997
Arlon       $112,036,000 $ 15,873,000    $ 64,530,000  $ 5,438,000   $3,665,000
Kasco         46,672,000    3,495,000      37,703,000    3,252,000    2,791,000
Headquarters          --   (3,776,000)      7,053,000       99,000       60,000
 Total      $158,708,000 $ 15,592,000    $109,286,000  $ 8,789,000   $6,516,000

1996
Arlon       $103,449,000 $ 16,159,000    $ 58,498,000  $ 7,255,000   $3,312,000
Kasco         46,785,000    2,649,000      35,328,000    2,830,000    2,933,000
Headquarters          --   (3,852,000)      8,774,000       46,000       60,000
 Total      $150,234,000 $ 14,956,000    $102,600,000  $10,131,000   $6,305,000

(a) Includes impact of $7.5 million (pre-tax) provision for litigation costs.

The Corporation has operations in Canada and several European countries. Information about the Corporation's operations by geographical area for the years ended December 31, 1998, 1997 and 1996 is as follows:

                           Sales to External     Long-lived Segment
                           Customers             Assets
1998
United States              $133,005,000          $48,109,000
France                       12,821,000              218,000
Other Foreign                10,630,000            4,997,000

1997
United States              $136,010,000          $42,478,000
France                       12,238,000              209,000
Other Foreign                10,460,000            5,169,000

1996
United States              $124,154,000          $40,272,000
France                       12,179,000              267,000
Other Foreign                13,901,000            5,823,000


 (11) Contingencies

Bairnco  and  its subsidiaries are among the defendants in  a  lawsuit pending in the U.S. District Court for the Southern District of New York (the "Transactions Lawsuit") in which it is alleged that Bairnco and others are derivatively liable for the asbestos-related claims against its former subsidiary, Keene Corporation ("Keene"). The plaintiffs in the Transactions Lawsuit are the trustees of Keene Creditors Trust ("KCT"), a successor in interest to Keene. In the Transactions Lawsuit complaint, the KCT alleges that certain sales of assets by Keene to other subsidiaries of Bairnco were fraudulent conveyances and otherwise violative of state law, as well as being violative of the civil RICO statute, 18 U.S.C. Section 1964. The complaint seeks compensatory damages of $700 million, interest, punitive damages, and trebling of the compensatory damages pursuant to civil RICO. In a series of decisions that remain subject to appeal, the court has dismissed plaintiff's civil RICO claims; dismissed 14 of the 21 defendants named in the complaint; and partially granted defendants' motions for summary judgment on statute of limitations
grounds.   Discovery  is now underway as to the remaining  claims  and defendants.

  Keene was spun off in 1990, filed for relief under Chapter 11 of the Bankruptcy Code in 1993, and emerged from Chapter 11 pursuant to a plan of reorganization approved in 1996 (the "Keene Plan"). The Keene Plan provided for the creation of the KCT, and transferred the authority to prosecute the Transactions Lawsuit from the Official Committee of Unsecured Creditors of Keene (which initiated the lawsuit in the Bankruptcy Court in 1995) to the KCT. The Keene Plan further provided that only the KCT, and no other entity, can sue Bairnco in connection with the claims in the Transactions Lawsuit complaint. Therefore, although a number of other asbestos-related personal injury and property damage cases against Bairnco nominally remain pending in courts around the country, it is expected that the resolution of the Transactions Lawsuit in substance will resolve all such claims.

Bairnco also is the defendant in a separate action by the KCT (the "NOL Lawsuit"), also pending in the United States District Court for the Southern District of New York, in which the KCT seeks the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses ("NOL Refunds"), notwithstanding certain provisions of applicable tax sharing agreements between Keene and Bairnco. (As with the Transactions Lawsuit, the NOL Lawsuit was commenced during Keene's Chapter 11 case and, pursuant to the Keene Plan, the KCT became the plaintiff in the lawsuit and the lawsuit was moved from the bankruptcy Court to the District Court.) Pending resolution of the NOL Lawsuit, any refunds actually received are to be placed in escrow. Through December 31, 1998, approximately $28.5 million of NOL Refunds had been received and placed in escrow. There can be no assurance whatsoever that resolution of the NOL Lawsuit will result in the release of any portion of the NOL Refunds to Bairnco..

Bairnco and its Arlon subsidiary also are among the defendants in a third action by the KCT (the "Properties Lawsuit"), commenced December 8, 1998 and pending in the United States District Court for the Southern District of New York. In the Properties Lawsuit complaint, the KCT seeks a declaratory judgment that it owns certain patents and real property purchased by Arlon from Keene in 1989, based on the allegations that technical title to these assets was not conveyed at the time of the sale and that no proof of claim specifically referencing these assets was filed during Keene's Chapter 11 case.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1998.
CORPORATE INFORMATION

Corporate Office
Suite 300, 2251 Lucien Way
Maitland, Florida 32751
(407) 875-2222
www.bairnco.com

Principal Facilities
Bear, Delaware
East Providence, Rhode Island
Northbrook, Illinois
Rancho Cucamonga, California
St. Louis, Missouri
Santa Ana, California
Toronto, Ontario, Canada
Gwent, Wales, United Kingdom
Paris, France
Pansdorf, Germany

Transfer Agent and Registrar
Trust Company Bank
P.O. Box 4625
Atlanta, Georgia 30302
(404) 588-7815

Independent Certified Public Accountants
Arthur Andersen LLP
200 South Orange Avenue, Suite 2100
Orlando, Florida 32801
(407) 841-4601

Stock Listing
Bairnco common stock is listed on the New York Stock Exchange.
Symbol - BZ.

Annual Meeting
The annual stockholders meeting will be held at Bairnco's Corporate Office on April 22, 1999 at 9:00 a.m.

Form 10-K
Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information
Contact J. Robert Wilkinson, Vice President Finance and Treasurer, Bairnco Corporation
(407) 875-2222, extension 228.


                            BAIRNCO CORPORATION

                        Suite 300, 2251 Lucien Way
                          Maitland, Florida 32751
                               407-875-2222
                             FAX 407-875-3398
                              www.bairnco.com