Form 10-K, Exhibit 13
period 1999-12-31
BAIRNCO CORP /DE/
filed 2000-04-28
CIK 350750

BAIRNCO CORPORATION
1999 ANNUAL REPORT
Our mission

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



                     CONTENTS

                     Financial Highlights                                 1
                     Letter to Our Stockholders                           2
                     Engineered Materials & Components (Arlon)            4
                     Replacement Products & Services (Kasco)              7
                     Directors and Management                             8
                     Financial History                                    9
                     Management's Discussion and Analysis                10
                     Quarterly Results of Operations                     13
                     Report of Independent Certified Public Accountants  14
                     Consolidated Financial Statements                   15
                     Notes to Consolidated Financial Statements          19


FINANCIAL HIGHLIGHTS

                                                                Percent Change
(In thousands except per share data) 1999     1998     1997     99/98    98/97

Net Sales                            $168,881 $156,456 $158,708    8%     (1%)

Operating Profit                     $ 15,002 $  4,529 $ 15,592  231%    (71%)

Net Income                           $  8,641 $  1,594 $  8,771  442%    (82%)

Diluted Earnings per Share           $   1.08 $   0.18 $   0.94  500%    (81%)

Cash Dividends per Share             $   0.20 $   0.20 $   0.20    0%      0%

Stockholders' Investment per
 Average Diluted Common Share
 Outstanding                         $   6.24 $   5.27 $   5.61   18%     (6%)

Total Assets                         $119,145 $118,555 $109,286    0%      8%

Stockholders' Investment             $ 50,167 $ 46,438 $ 52,469    8%    (11%)

Average Diluted Common Shares
 Outstanding                            8,038    8,818    9,350   (9%)    (6%)


(Data for Bar Charts for Five Years 1995 to 1999; in 000's)


  Year    Net Sales   Operating Profit   Net Income    Diluted Earnings
                                                       per Share

  1995    $150,507    $14,633            $7,781        $0.75
  1996    $150,234    $14,956            $8,335        $0.85
  1997    $158,708    $15,592            $8,771        $0.94
  1998    $156,456    $ 4,529            $1,594        $0.18
  1998(a) $156,456    $12,029            $6,320        $0.72
  1999    $168,881    $15,002            $8,641        $1.08

(a) Prior to impact on operating profit, net income and diluted earnings per share of $7.5 million (pre-tax) provision for litigation costs in the fourth quarter of 1998.












LETTER TO OUR STOCKHOLDERS


1999 was a good year for Bairnco. Sales and earnings increased. Productivity improved. Our management team was further strengthened and deepened. The MII acquisition made at the end of 1998 was smoothly integrated into Arlon. Subsequent to year-end, we acquired Signtech and increased Bairnco's credit facility to $75 million. We continue to repurchase our stock. Bairnco's financial condition remains strong. 2000 is expected to be a year of continued growth in sales and earnings.

FINANCIAL RESULTS

1999  consolidated sales increased 7.9% to $168,881,000.   Sales  from  new
products developed in the past five years accounted for 12.8% of total sales in 1999 compared to 8.0% of sales in 1998. Bairnco's goal is to have 25% of annual sales from new products developed and acquired within the last five years.

In 1999, gross profit increased 9.0% to $55,147,000 with gross profit margins improving to 32.7% from 32.3% last year. A number of our operational teams made significant improvements. Productivity improved 8.2% as measured by sales per employee which increased to $205,950 from $190,340. This accomplishment was due to the efforts of all our employees.

Selling and administrative expenses increased 4.1% to $40,145,000 in 1999 compared to $38,554,000 in 1998, excluding the $7,500,000 provision for litigation costs taken in 1998. As a percent of sales, these expenses were reduced to 23.8% from 24.6% in 1998. Research and development expenses increased 19.3% as Bairnco invested in the development of new products and improved quality.

Earnings before interest and taxes were $15,002,000, up 24.7% from $12,029,000 excluding the provisions for litigation costs in 1998. The growth is primarily attributable to increased gross profit and controlled expenses.

Income before taxes increased to $12,898,000 from $2,531,000 in 1998.

Net income increased to $8,641,000 or $1.08 per share from $1,594,000 or $.18 per share in 1998. The provision for litigation costs reduced net income in 1998 by $4,726,000, or approximately $.54 diluted earnings per common share. The diluted average number of shares outstanding in 1999 was 8,038,000 an 8.8% decrease from 8,818,000 diluted average shares outstanding in 1998.

ACQUISITION
On February 16, 2000, Bairnco purchased certain assets of the materials business ("Signtech") of Signtech USA, Ltd. for approximately $14.5 million. Signtech's sales for the year ended December 31, 1999 were approximately $16.0 million.

Signtech manufactures and distributes flexible reinforced vinyl materials used as the substrate in flexible faced sign systems. Signtech's products are sold primarily on a specification basis for corporate specified programs using various striping, heat transfer and screen print applications. Signtech has a strong presence in international markets.

The acquisition will complement Arlon's graphic films and industrial products with product line extensions, additional brand recognition, product development synergies, and penetration into new customer segments and markets. The acquisition will also expand Arlon's coating and converting capacity.

FINANCIAL MANAGEMENT
Return on capital employed increased to 11.9% from 8.9% last year and return on stockholders' investment in 1999 increased to 18% compared to 12.4% last year. The 1998 returns exclude the impact of the provision for litigation costs.

In 1999, Bairnco's Board of Directors authorized the repurchase of up to $5,000,000 of its common stock. This was in addition to still unused prior authorizations of $2.6 million as of January 1, 1999. During the year the company repurchased 497,900 shares for $2.9 million. The Board has authorized management to continue its stock repurchase program in 2000 subject to market conditions and capital requirements of the business. At year-end $4.7 million was available for additional stock repurchases. The Board may consider additional authorizations if appropriate during the year.

Subsequent to year-end, Bairnco amended its secured reducing revolving credit agreement. The amendment effectively extended the expiration date from December 31, 2003 to February 22, 2005, and increased the credit facility from $50 million at December 31, 1999 to $75 million. After the Signtech acquisition approximately $27 million was unused and available under the credit agreement.

Working capital management improved during the year. Working capital as a percent of sales decreased from 21.3% to 19.7%.

Net cash flows provided by operating activities were $15,668,000. These cash flows were more than sufficient to cover operating requirements, fund Bairnco's capital expenditure program, pay dividends, purchase treasury stock, while still permitting us to reduce debt by $6,391,000. Consequently 1999 total debt decreased to $31,283,000 from $37,844,000 at the end of 1998. Debt as a percent of equity decreased to 62.4% from 81.5% in 1998.

Bairnco made $5,670,000 of capital expenditures in 1999 as compared to its plan of approximately $8.2 million. Capital expenditures were focused on cost reduction projects, equipment replacements, and new information systems software and hardware that were installed during the year.

Total capital expenditures in 2000 are expected to be approximately $8.9 million. Depreciation and amortization is estimated to be approximately $8.0 million. The planned capital expenditures include quality improvements, cost reduction projects replacements, new product developments, new processing equipment, information systems hardware and software, and limited capacity additions.

DIVIDEND
The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT
There were significant positive additions and changes in the Bairnco management team.

Larry D. Smith became Vice President of Administration and Secretary of Bairnco on April 26, 1999. He is responsible for our human resources functions, coordination of the Six-Sigma program, and administration. Larry came to Bairnco from Emerson Electric where he most recently was Vice President, Human Resources, Therm-o-Disc, Inc. He previously was Corporate Director, Employee Relations and Communications, with Emerson Electric Company at the corporate headquarters in St. Louis, MO.

J. Robert Wilkinson, Vice President Finance and Treasurer, made the decision to retire from Bairnco effective March 31, 2000. Bob assumed the title Chief Financial Officer Emeritus effective December 31, 1999. Bob has been with Bairnco fourteen years. He has made many contributions to the Company. We all will miss him and wish him many happy years in retirement. Bob developed a strong financial team at Bairnco which has resulted in a seamless transition. Consequently, effective December 31, 1999, Jim Lambert, Controller, was promoted to Vice President Finance and Treasurer of Bairnco Corporation, and Larry Maingot, Assistant Controller, was promoted to Controller of Bairnco Corporation.

Brian E. Turner became President of Kasco on November 10, 1999. Brian came to Kasco from Allied Signal, Inc. where he was a Director of Marketing. His experience includes an overseas assignment as the Managing Director of an operation in the Netherlands.

During 1999 the management development program, which is one of the keys to our future success, continued to make progress in all operations. Further additions and changes were made to continue to strengthen operations management which has lead to continuous improvement in efficiencies. We have strengthened our sales and marketing teams to further penetrate certain market segments. The development of management talent is an essential ingredient to both internal and acquisition growth. The ongoing improvement and development of all our employees remains a critical and never-ending element for Bairnco's success.

During 1999, the Six-Sigma program was expanded to most of our operations as part of our continuous improvement program. The initial training is complete and we began to see the benefits from specific programs. For 2000, additional projects have been selected and training will be expanded. We expect this program to accelerate the yields from our continuous improvement program.

OUTLOOK
In 2000 we expect "GDP" type growth in most of our industrial markets served assuming the Federal Reserve negotiates a gentle slowing of the economy. Additional growth is expected from continued penetration in certain market segments, new products and the Signtech acquisition. Earnings are expected to grow both from improved sales and improved productivity.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all dedicated to making 2000 a year of continuing improvement.

Respectfully yours,




Luke E. Fichthorn III
Chairman and CEO
Arlon Engineered Materials and Components

Bairnco designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets under the Arlon brand identity. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry.

Arlon Materials for Electronics has an international reputation as the premier supplier of high technology materials for the printed circuit board industry. These products are marketed principally to printed circuit board manufacturers and OEM's by strong technical sales representatives in the U.S. and through distributors and manufacturers representatives in Europe, the Far East, and South America, supported by direct technical sales specialists in Europe and Asia.

Our Electronic Substrates product line includes high temperature, high performance thermoset laminates and prepreg bonding plies used in circuit boards for sophisticated commercial applications and military electronics. These applications require materials that are highly reliable, withstand high continuous or widely varying operating temperatures, provide ease of field repairability, and improve board fabrication yields. Other specialty laminates, many of which are based on specialized resin-coated substrates provide improved product reliability and ease of manufacture for wireless and high density interconnect (HDI) applications at a lower cost than alternative technologies. Electronic Substrates also offers a very broad line of specialized prepregs for heat sink bonding, use in flex-rigid boards, for metal core board hole-filling, and other specialized printed wire board applications. These materials can be tailored to the specific applications for which they are used.

The Microwave Materials product line offers application-matched, reinforced PTFE and other resin based laminates providing high yields and high performance for low signal-loss and frequency-dependent microwave applications. These PTFE laminates are also offered with bonding plies for multi-layer applications. The applications for this product line include microwave antennas, digital cordless telephones, cellular phone handsets, cellular phone base stations, direct broadcast satellite TV systems, personal communications networks, global positioning satellites, local area networks, collision avoidance systems, and radar detection systems. With the continuing proliferation of wireless applications there will be continued aggressive growth opportunities for the Microwave product line.

Progress continued both in new PTFE product line extensions and further commercialization of recently developed products serving the wireless market:

 Arlon's 25N series, a laminate system based on aromatic polyolefin  resin that offers many of the performance advantages of PTFE materials with the cost and processing advantages of traditional thermoset materials, is targeted for commercial electronics. This product is currently being used in cellular phones, Direct Broadcast Satellite TV, and cellular antennas.
 Arlon's  Thermount  nonwoven,  aramid  reinforced  materials  offer  many
  advantages  for  specialty  applications  at  a  more  attractive   cost-
  performance   ratio   than   woven  aramids  or   buried   metal   cores.
  Applications include cellular phones and other telecom uses, as well as military and commercial avionics and missile systems.
 Arlon's AD Series substrate materials, a specialized PTFE based laminate family that offers all the performance characteristics of PTFE with lower cost, is targeted for higher volume commercial applications.
 Arlon's 33N and 35N polyimide laminate systems provide high temperature capability for applications involving extreme environments. These products are used in military hardware boards and semiconductor burn-in circuit boards.


PHOTO - Advances in printed circuit boards are requiring higher quality materials. In order to meet these demands, Arlon must continuously improve its clean room technology. Lay-up operators at the Rancho Cucamonga, CA facility assemble Arlon's polyimide laminates for pressing using a newly installed tacking machine which removes minute particles of contamination from the press plates used in the manufacturing process.

Arlon manufactures and markets, under the Calon brand name, cast and calendered vinyl films in a wide variety of colors, face stocks and adhesive systems. These vinyl films are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

PHOTO - Arlon's 22T Series films, manufactured at the Northbrook, Illinois facility, are designed for easy removal after up to 2 years of rugged outdoor use. The films are ideal for markings on leased fleets and containers, advertisements on motor and railway coaches, billboards, signage, and point-of-purchase displays.

We have continued to invest in new product development and to improve the quality of our current product line. During 1999 we developed an improved adhesive system for our cast translucent vinyl which improves efficiencies to our customers when manufacturing sign faces. Arlon also undertook a significant program to expand the range of available colors and specialty face stocks to broaden our product offering to meet the needs of several new customers.

PHOTO - With its equipment and product upgrades, and its material compatability programs, Arlon has begun penetrating the corporate specification markets as evidenced by the KFC program observed above. Arlon's translucent vinyl films manufactured at the Santa Ana, CA facility, were written into the KFC program specifications along with Cooley's flexface material.

In February of 2000 Arlon announced it had purchased certain assets of the materials business ("Signtech") of Signtech USA, Ltd., a manufacturer of laminated vinyl fabrics designated for use in the commercial graphics market. Signtech's product lines complement Arlon's current vinyl product lines, and will provide product line extensions, additional brand recognition, product development synergies, and penetration into new customer segments and markets.

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


PHOTO - The newly installed automatic windup on the silicone calender at the Bear, DE plant has increased throughput while significantly improving the quality of the product. The automatic windup senses changes in tension and automatically makes continuous adjustments throughout the run.

PHOTO - New semi-automatic barrel-feeding equipment allows the operator to concentrate on in-line inspection to ensure quality product from the silicone tape extruding line at the Bear, DE plant.


Arlon  manufactures a line of silicone rubber materials  used  in  a  broad
range   of   consumer,   industrial  and  commercial   products.    Typical
applications and products include:

 Silicone sheet rubber for producing composite parts
 Silicone rubber insulating tapes for electric traction motor coil windings Insulation for industrial and commercial flexible heaters
 Silicone products for high temperature hose and duct markets
  Insulating tape for medium and high voltage electrical splices and terminations
  Compliant, thermally or electrically conductive silicone sheet adhesive known as ThermabondT

In 2000 we will focus application development efforts on a new high temperature UL approved compound, foil laminated heater products, high performance hose and duct materials and retail opportunities for fusible tape applications.


Kasco Replacement Products and Services

Kasco is a leading manufacturer and distributor of products and services to the meat, deli and seafood departments of supermarkets; to meat, poultry and fish processing plants; and to manufacturers and distributors of electrical saws and cutting equipment throughout the United States, Canada and Europe. These products and services include:

 Band saw blades for cutting meat and fish
 Saw blades for cutting wood and metal
 Chopper plates and knives for grinding meat
 Electrical saws and cutting machines
 Seasoning products
 Preventive maintenance for equipment in meat and deli operations
 Other related butcher supply products.

Kasco has manufacturing operations in St. Louis, Missouri; Gwent, Wales, United Kingdom; and Pansdorf, Germany. In addition, there are distribution facilities in Montreal, Canada and Paris, France.

Kasco has a significant distribution network that reaches over 30,000 retail grocery stores, restaurants, delis, and processing plants in the US, Canada, Europe, Latin America and Asia. Kasco's distribution network is made up of Territory Managers and Distributors who have in-depth knowledge of the local markets and the customer's needs. Kasco has an extensive training program for its Territory Managers so that each is proficient in the installation, repair, and service of meat, deli and seafood department equipment.

Within our extensive market coverage of retail grocery stores, Kasco also offers a unique product offering of seasoning blends, recipes and instructions under the tradename Mealtime SolutionsT, which allows a supermarket to present value-added products in their meat, deli and seafood departments. The Mealtime SolutionsT seasoning program continues to be a success as sales for home meal replacement items within supermarkets increase.

PHOTO - Kasco's Mealtime SolutionsT seasoning program offers a package of seasoning blends, recipes and instructions which allows a supermarket to present an attractive, ready-to-cook home meal to its customers.





Directors

1.Luke E. Fichthorn III
  Chairman and CEO
  Bairnco Corporation

2.Charles T. Foley *
  President
  Estabrook Capital Management, Inc.

3.Richard A. Shantz *
  Private Investor

4.William F. Yelverton  *
  CEO
  LiveInsurance.com

* Audit Committee member

Management:

1.Robert M. Carini
  Vice President
  Arlon, Inc.

2.James W. Lambert
  Vice President Finance & Treasurer
  Bairnco Corporation

3.Lawrence C. Maingot
  Controller
  Bairnco Corporation

4.Elmer G. Pruim
  Vice President
  Arlon, Inc.

5.Larry D. Smith
  Vice President Administration & Secretary
  Bairnco Corporation

6.Brian E. Turner
  President
  Kasco Corporation

FINANCIAL HISTORY

                                 1999      1998     1997     1996     1995
Summary of Operations
 ($ in thousands)

Net sales                        $168,881  156,456  158,708  150,234  150,507
Gross profit                     $ 55,147   50,583   53,996   52,536   53,317
Operating profit                 $ 15,002    4,529   15,592   14,956   14,633
Interest expense, net            $  2,104    1,998    1,834    1,725    2,026
Income before income taxes       $ 12,898    2,531   13,758   13,231   12,607
Provision for income taxes       $  4,257      937    4,987    4,896    4,826
Net income                       $  8,641    1,594    8,771    8,335    7,781
Return from operations on:
    Net sales                    %    5.1      1.0      5.5      5.5      5.2
    Stockholders' investment     %   18.0      3.1     17.4     17.2     16.7
    Capital employed             %   11.9      3.3     12.2     12.3     11.9

Year-End Position
 ($ in thousands)
Working capital                  $ 33,256   33,259   35,712   30,341   28,350
Plant and equipment, net         $ 39,682   41,402   39,913   38,276   34,449
Total assets                     $119,145  118,555  109,286  102,600   98,196
Total debt                       $ 31,283   37,844   30,318   28,179   24,578
Stockholders' investment         $ 50,167   46,438   52,469   49,464   48,024
Capital employed                 $ 81,450   84,282   82,787   77,643   72,602

Per Common Share Data
Income from continuing
 operations - Basic              $   1.08     0.18     0.96     0.85     0.75
            - Diluted            $   1.08     0.18     0.94     0.85     0.75
Cash dividend                    $   0.20     0.20     0.20     0.20     0.20
Stockholders' investment         $   6.43     5.61     5.83     5.25     4.74
Market price:
    High                         $      8   11-3/8   11-1/4    8-1/2        6
    Low                          $  4-5/8   5-9/16    6-3/8    5-1/2    3-7/8

Other Data (in thousands)
Depreciation and amortization    $  7,365    6,688    6,516    6,305    6,314
Capital expenditures             $  5,670    5,976    8,789   10,131    4,831
Average common shares outstanding   7,965    8,655    9,151    9,753   10,433
Diluted common shares outstanding   8,038    8,818    9,350    9,851   10,440

Current ratio                         2.1      2.2      2.6      2.4      2.2
Number of common stockholders       1,356    1,436    1,574    1,773    1,967
Average number of employees           820      822      850      825      874
Sales per employee               $205,950  190,340  186,710  182,100  172,200






MANAGEMENT'S DISCUSSION AND ANALYSIS

The   following  discussion  should  be  read  in  conjunction   with   the
Consolidated Financial Statements and related notes which begin on page 15.

Results of Operations: 1999 Compared to 1998

1999 consolidated sales increased 7.9% to $168,881,000 from $156,456,000 in 1998. Arlon's sales increased 12.0%, due to the full year effect of the acquisition made late in 1998, the rebound in most markets from the depressed conditions due to the Asian crisis in 1998, and further penetration in new market segments. Kasco's sales declined 1.0% due to competitive pressures in the North American base business, the currency translation effect of the strong dollar and lower demand in the European markets for selected products.

In 1999, gross profit increased 9.0% to $55,147,000 from $50,583,000 in the prior year with gross profit margins improving to 32.7% from 32.3% last year. Gross profit increased at Arlon as the result of the 1998 acquisition and improved sales and manufacturing efficiencies. Kasco's gross profit improved slightly as better manufacturing cost performance offset the sales decline.

Selling and administrative expenses increased 4.1% to $40,145,000 in 1999 compared to $38,554,000 in 1998, excluding the $7,500,000 provision for litigation costs taken in 1998. As a percent of sales, these expenses declined to 23.8% from 24.6% in 1998. Research and development expenses increased 19.3% as Bairnco invested in the development of new products and improved quality. The average number of employees was essentially unchanged from last year. Productivity as measured by sales per employee increased 8.2%.

Earnings before interest and taxes were $15,002,000, up significantly from $4,529,000 in 1998. The improvement is attributable to higher gross profit and the effect of the $7,500,000 provision for litigation costs on 1998 results.

Net interest expense increased to $2,104,000 from $1,998,000 in 1998. The increase was due to increased average debt outstanding primarily resulting from the acquisition in the fourth quarter of 1998.

Income before income taxes increased to $12,898,000 as compared to $2,531,000 in 1998. The effective tax rate was 33% compared to 37% in 1998 due to the implementation of tax planning strategies and increase in the Foreign Sales Corporation tax benefit. The provision for income taxes in both years includes all applicable federal, state, local and foreign income taxes.

Net income increased to $8,641,000 from $1,594,000 in 1998. The provision for litigation costs reduced net income in 1998 by $4,726,000, or approximately $.54 diluted earnings per common share. Diluted earnings per common share increased to $1.08 from $.18 in 1998 as a result of the increase in operating income and reduced number of shares outstanding.


Results of Operations: 1998 Compared to 1997

1998 consolidated sales of $156,456,000 decreased 1.4% from $158,708,000 in 1997. Arlon's sales decreased 3.8%, as all markets served declined during the year after a strong first quarter. The electrical and electronic markets were the most depressed. The drop in the electronic market due to the Asian crisis adversely affected many of the end users of Arlon's products, as did low-priced competition from Asian competitors. Further penetration in new market segments offset some of the decline. Kasco's sales increased 4.4% through growth in the U.S. base business and seasoning programs for in-store meal preparation and in the European operations.

In 1998, gross profit decreased 6.3% to $50,583,000 from $53,996,000 in the prior year with gross profit margins declining to 32.3% from 34% in 1997. Gross profit decreased at Arlon as the combined result of lower sales, lower prices, and a continuing change in mix to lower margin commercial products to serve the electronic/communication markets. Kasco's gross profit decreased slightly due to the costs from discontinued products and services.

In 1998 the court in the Transactions Lawsuit (refer to Note 10 to the Consolidated Financial Statements) issued a series of opinions that eliminated certain claims and parties from the case and set the stage for discovery and trial as to the claims and parties that remain. In particular, the court dismissed the RICO claims; all claims against third-party professionals, including lawyers, accountants and investment bankers; and all claims against individuals with the exception of Bairnco's former chairman and president. The court also narrowed the scope of certain claims against Bairnco and the other corporate defendants. With the initial motions phase of the case complete, Bairnco is prepared to mount a vigorous defense on the merits. Toward that end, a $7,500,000 provision for litigation costs was taken in the fourth quarter of 1998 (refer to Note 2 to the Consolidated Financial Statements).

Selling and administrative expenses, excluding the provision for litigation costs, increased 0.4% to $38,554,000 from $38,404,000 in 1997. As a percent of sales, these expenses increased to 24.6% in 1998 from 24.2% in 1997. Research and development expenses increased 4.8% as Bairnco continued to invest in the development of new products and improved quality. Based on sharp swings in order input throughout 1998 and management's continuing belief in the future of the Corporation's key markets, the decision was made to cut costs but not to impair the core management competencies that have been developed. The average number of employees was reduced by 3.3% from 1997. Productivity as measured by sales per employee increased 1.9%.

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

Net income decreased to $1,594,000 from $8,771,000. Diluted earnings per common share fell sharply to $.18 from $.94 in 1997 as a result of the decreased operating income and the provision for litigation costs. The provision for litigation costs reduced net income in 1998 by $4,726,000 or $.54 per share.

Liquidity and Capital Resources

At December 31, 1999, Bairnco had working capital of $33.3 million, essentially the same level as December 31, 1998. The increase in accounts receivable relates primarily to the growth in sales. Other current assets increased due primarily to a tax refund expected to be received during the first quarter 2000. The increase in accounts payable is due primarily to a higher level of purchases in support of the higher levels of sales and production.

At December 31, 1999, $31.3 million of total debt was outstanding compared to $37.8 million at the end of 1998. As of December 31, 1999, approximately $17.4 million was available for borrowing under the Corporation's secured reducing revolving credit agreement. In addition, approximately $4.1 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity was reduced to 62.4% at the end of 1999 from 81.5% at the end of 1998. The reduction was due to the repayments of debt during the course of 1999.

On February 15, 2000, the Corporation's Credit Agreement was amended. The amendment effectively increased the credit facility from $50 million at December 31, 1999 to $75 million, including a five-year term loan credit facility of $20 million subject to quarterly amortization of principal of $500,000 in 2000, $750,000 in 2001, $1,000,000 in 2002, $1,250,000 in 2003
and $1,500,000 in 2004. The amended credit facility also includes a letter of credit facility for $9 million which may be increased up to $15 million or decreased to $5 million with a corresponding change in the loan commitment under the revolving credit facility. The amendment extended the expiration date of the Credit Agreement from December 31, 2003 to February 22, 2005, although the term loan expires on December 31, 2004.

Bairnco made $5,670,000 of capital expenditures in 1999 as compared to its plan of approximately $8.2 million. Capital expenditures were focused on cost reduction projects, equipment replacements, and new information systems software and hardware that were installed during the year. Total capital expenditures in 2000 are expected to be approximately $8.9 million. Depreciation and amortization is estimated to be approximately $8.0 million. The planned capital expenditures include quality improvements, cost reduction projects, replacements, new product developments, new processing equipment, information systems hardware and software, and limited capacity additions.

In 1999, Bairnco's Board of Directors authorized an additional $5,000,000 to be available for the ongoing repurchase of its common stock. This was in addition to still unused prior authorizations of $2.6 million as of January 1, 1999. During 1999, Bairnco repurchased 497,900 shares of its common stock for $2.9 million. The diluted average number of shares outstanding in 1999 was 8,038,000 an 8.8% decrease from the 8,818,000 diluted average shares outstanding in 1998. The Board has authorized management to continue its stock repurchase program in 2000 subject to market conditions and the capital requirements of the business.

Cash provided by operating activities plus the amounts available under Bairnco's credit facilities (refer to Note 7 and Note 12 to the Consolidated Financial Statements) are expected to be sufficient to fulfill Bairnco's anticipated cash requirements in 2000.

Year 2000 Date Conversion

In January of 1998 Bairnco adopted a formal plan to address the Year 2000 issue and thus maintain the integrity of its financial systems and ensure the reliability of its operating systems. The implementation and validation of the system upgrades was completed during the fourth quarter of 1999 at a total cost of approximately $250,000.
The Corporation did not experience any disruption in its operations due to Year 2000 issues with its computer software programs and operating systems or its interface with key suppliers and vendors.

Other Matters

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings that are discussed in more detail in Note 11 to the Consolidated Financial Statements. Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 1999.

Outlook

Management is not aware of any adverse trends that would materially affect the Company's financial position. The outlook for 2000 is for improved sales and earnings. It is expected that the combination of growth from new products, higher growth in certain niche markets and the results of the acquisition will result in increased sales. Improved earnings are expected both from increased sales and from ongoing productivity improvement programs.






Quarterly Results of Operations (Unaudited)
(In thousands except per share data)

                           1st               2nd               3rd               4th              Total
                      1999     1998     1999     1998     1999     1998     1999     1998     1999     1998
Net Sales             $42,662  $42,125  $42,653  $37,651  $42,130  $37,747  $41,436  $38,933  $168,881  $156,456
Cost of sales          28,410   28,442   28,171   24,905   28,945   25,922   28,208   26,604   113,734   105,873
Gross Profit           14,252   13,683   14,482   12,746   13,185   11,825   13,228   12,329    55,147    50,583
Selling and
 administrative
 expenses              10,245    9,716   10,461    9,717    9,768    9,461    9,671    9,660    40,145    38,554
Provision for
 litigation costs          --       --       --       --       --       --       --    7,500        --     7,500
Operating Profit        4,007    3,967    4,021    3,029    3,417    2,364    3,557   (4,831)   15,002     4,529
Interest expense, net     567      481      515      508      516      502      506      507     2,104     1,998
Income before income
 taxes                  3,440    3,486    3,506    2,521    2,901    1,862    3,051   (5,338)   12,898     2,531
Provision for income
 taxes                  1,170    1,290    1,192      933      888      689    1,007   (1,975)    4,257       937
Net Income            $ 2,270  $ 2,196  $ 2,314  $ 1,588  $ 2,013  $ 1,173  $ 2,044  $(3,363)  $ 8,641  $  1,594

Basic Earnings
 per Share            $  0.28  $  0.25  $  0.29  $  0.18  $  0.25  $  0.14  $  0.26  $ (0.40)  $  1.08  $   0.18

Diluted Earnings
 per Share            $  0.28  $  0.24  $  0.29  $  0.18  $  0.25  $  0.14  $  0.26  $    --   $  1.08  $   0.18

Market Price:
 High                 $7-5/16  $11-3/8  $7-5/8   $11-3/8  $     8  $ 9-1/8  $ 7-1/2  $11-1/4   $     8  $ 11-3/8
 Low                    4-5/8  9-13/16       5     8-7/8    6-7/8   5-9/16    5-7/8  6-11/16     4-5/8    5-9/16




  "Safe Harbor" Statement under the Private Securities Reform Act of 1995

Certain of the statements contained in this annual report (other than the financial statements and statements of historical fact), including, without limitation, statements as to management's expectations and belief presented under the captions "Letter to Our Stockholders" and "Management's Discussion and Analysis", are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Corporation. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Corporation will be those anticipated by management.

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2000 and thereafter include many factors that are beyond the Corporation's ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, the market demand and acceptance of the Corporation's existing and new products; the impact of competitive products; changes in the market for raw or packaging materials which could impact the Corporation's manufacturing costs; changes in product mix; changes in the pricing of the products of the Corporation or its competitors; the loss of a significant customer or supplier; production delays or inefficiencies; disruptions in operations due to labor disputes; the costs and other effects of complying with environmental regulatory requirements; losses due to natural disasters where the Corporation is self-insured, the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; and changes in US or international economic or political conditions, such as inflation or deflation, or fluctuations in interest or foreign exchange rates.

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


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Bairnco Corporation:

   We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


Orlando, Florida
January 21, 2000
(except with respect to the matters discussed in Note 12, as to which the date is February 16, 2000)


                                                  Arthur Andersen LLP


CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 1999, 1998 and 1997
Bairnco Corporation and Subsidiaries


                                          1999          1998          1997
Net Sales                            $168,881,000  $156,456,000  $158,708,000
Cost of sales                         113,734,000   105,873,000   104,712,000
Gross Profit                           55,147,000    50,583,000    53,996,000
Selling and administrative expenses 40,145,000 38,554,000 38,404,000 Provision for litigation costs
 (Note 2)                                      --     7,500,000            --
Operating Profit                       15,002,000     4,529,000    15,592,000
Interest expense, net                   2,104,000     1,998,000     1,834,000
Income before Income Taxes             12,898,000     2,531,000    13,758,000
Provision for income taxes (Note 5)     4,257,000       937,000     4,987,000
Net Income                           $  8,641,000  $  1,594,000  $  8,771,000

Basic Earnings per Share of Common
 Stock (Note 4)                      $       1.08  $       0.18  $       0.96

Diluted Earnings per Share of Common
 Stock (Note 4)                      $       1.08  $       0.18  $       0.94

Dividends per Share of Common Stock  $       0.20  $       0.20  $       0.20







The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 1999, 1998 and 1997
Bairnco Corporation and Subsidiaries


                                            1999        1998        1997
Net Income                               $8,641,000  $1,594,000  $8,771,000
Other comprehensive income, net of tax:
Foreign currency translation
 adjustment (Note 1)                       (516,000)    173,000    (710,000)
Comprehensive Income                     $8,125,000  $1,767,000  $8,061,000






The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998
Bairnco Corporation and Subsidiaries
                                                       1999          1998
Assets
Current Assets:
 Cash and cash equivalents                        $    660,000  $    822,000
 Accounts receivable, less allowances
  of $1,136,000 and $1,224,000, respectively        29,107,000    27,999,000
 Inventories:
  Raw materials and supplies                         5,986,000     5,701,000
  Work in process                                    8,574,000     6,604,000
  Finished goods                                    10,644,000    13,874,000
                                                    25,204,000    26,179,000
 Deferred income taxes (Note 5)                      4,598,000     4,137,000
 Other current assets                                3,640,000     1,709,000
                             Total current assets   63,209,000    60,846,000
Plant and Equipment, at cost:
 Land                                                1,826,000     1,846,000
 Buildings and leasehold interests
  and improvements                                  17,873,000    18,115,000
 Machinery and equipment                            81,973,000    77,330,000
                                                   101,672,000    97,291,000
 Less - Accumulated depreciation and amortization  (61,990,000)  (55,889,000)
                                                    39,682,000    41,402,000

Cost in Excess of Net Assets of Purchased
 Businesses (Note 1)                                11,822,000    11,840,000
Other Assets (Note 1)                                4,432,000     4,467,000
                                                  $119,145,000  $118,555,000

Liabilities and Stockholders' Investment
Current Liabilities:
 Short-term debt (Note 7)                         $  4,692,000  $  4,373,000
 Accounts payable                                   10,719,000     9,022,000
 Accrued expenses (Note 6)                          14,542,000    14,192,000
                        Total current liabilities   29,953,000    27,587,000

Long-Term Debt (Notes 7 and 12)                     26,591,000    33,471,000
Deferred Income Taxes (Note 5)                       5,459,000     2,912,000
Other Liabilities                                    6,975,000     8,147,000
Stockholders' Investment (Notes 4, 7 and 8):
 Preferred stock, par value $.01, 5,000,000
  shares authorized, none issued                            --            --
 Common stock, par value $.01, 30,000,000 shares
  authorized, 11,198,849 and 11,187,224 issued,
  respectively                                         112,000       112,000
 Paid-in capital                                    49,235,000    49,165,000
 Retained earnings                                  29,719,000    22,670,000
 Currency translation adjustment (Note 1)            1,229,000     1,745,000
 Treasury stock, at cost, 3,402,065 and 2,904,165
  shares, respectively                             (30,128,000)  (27,254,000)
                   Total stockholders' investment   50,167,000    46,438,000
                                                  $119,145,000  $118,555,000

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1999, 1998 and 1997
Bairnco Corporation and Subsidiaries
                                            1999         1998         1997
Cash Flows from Operating Activities:
Net income                             $  8,641,000 $  1,594,000 $  8,771,000
Adjustments to reconcile to net cash
 provided by operating activities:
  Depreciation and amortization           7,365,000    6,688,000    6,516,000
  (Gain) loss on disposal of plant and
   equipment                                 12,000      (13,000)      34,000
  Deferred income taxes                   2,086,000   (2,751,000)   1,265,000
  Change in operating assets and
   liabilities:
    (Increase) in accounts receivable,
     net                                 (1,553,000)  (1,033,000)  (3,874,000)
    Decrease (increase) in inventories      544,000    2,117,000   (3,406,000)
    (Increase) decrease in other current
     assets                              (1,960,000)   1,125,000      956,000
    Increase (decrease) in accounts
     payable                              1,749,000      (38,000)   1,510,000
    (Decrease) increase in accrued
     expenses                               376,000    2,204,000     (480,000)
Other                                    (1,592,000)   4,223,000      472,000

      Net cash provided by
       operating activities              15,668,000   14,116,000   11,764,000

Cash Flows from Investing Activities:
Capital expenditures                     (5,670,000)  (5,976,000)  (8,789,000)
Payment for purchased businesses, net
 of cash acquired                                --   (8,423,000)          --
Proceeds from sale of plant and
 equipment                                  309,000      123,000      219,000

      Net cash (used in)
       investing activities              (5,361,000) (14,276,000)  (8,570,000)

Cash Flows from Financing Activities:
Net (repayments) borrowings of
 external debt                           (6,391,000)   7,746,000    2,434,000
Payment of dividends                     (1,592,000)  (1,726,000)  (1,827,000)
Purchase of treasury stock               (2,874,000)  (6,207,000)  (3,255,000)
Exercise of stock options                    70,000      135,000       26,000

      Net cash (used in)
       financing activities             (10,787,000)     (52,000)  (2,622,000)

Effect of foreign currency exchange
 rate changes on cash and cash
 equivalents                                318,000     (183,000)    (210,000)
Net (decrease) increase in cash and
 cash equivalents                          (162,000)    (395,000)     362,000

Cash and cash equivalents, beginning
 of year                                    822,000    1,217,000      855,000
Cash and cash equivalents, end of year $    660,000 $    822,000 $  1,217,000

Supplemental  Disclosures  of  Cash  Flow
 Information:
  Cash paid during the year for:
   Interest                            $  2,100,000 $  2,008,000 $  1,824,000
   Income taxes                        $  4,976,000 $  2,402,000 $  2,805,000



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 1999, 1998 and 1997
Bairnco Corporation and Subsidiaries
                                                                Currency
                            Common    Paid-in      Retained     Translation  Treasury
                            Stock     Capital      Earnings     Adjustment   Stock
Balance, December 31, 1996  $112,000  $49,004,000  $15,858,000  $2,282,000   $(17,792,000)
Net income                       --           --     8,771,000         --             --
Cash dividends ($.20 per
 share)                          --           --    (1,827,000)        --             --
Issuance of 5,275 shares
 pursuant to exercise of
 stock options                   --        26,000          --          --             --
Acquisition of treasury
 stock (424,800 shares
 at cost)                        --           --           --          --      (3,255,000)
Currency translation
 adjustment (Note 1)             --           --           --     (710,000)           --

Balance, December 31, 1997   112,000   49,030,000   22,802,000   1,572,000    (21,047,000)
Net income                       --           --     1,594,000         --             --
Cash dividends ($.20 per
 share)                          --           --    (1,726,000)        --             --
Issuance of 26,450 shares
 pursuant to exercise of
 stock options                   --       135,000          --          --             --
Acquisition of treasury
 stock (737,400 shares
 at cost)                        --           --           --          --      (6,207,000)
Currency translation
 adjustment (Note 1)             --           --           --      173,000            --

Balance, December 31, 1998   112,000   49,165,000   22,670,000   1,745,000    (27,254,000)
Net income                       --           --     8,641,000         --             --
Cash dividends ($.20 per
 share)                          --           --    (1,592,000)        --             --
Issuance of 11,625 shares
 pursuant to exercise of
 stock options                   --        70,000          --          --             --
Acquisition of treasury
 stock (497,900 shares
 at cost)                        --           --           --          --      (2,874,000)
Currency translation
 adjustment (Note 1)             --           --           --     (516,000)           --

Balance, December 31, 1999  $112,000  $49,235,000  $29,719,000  $1,229,000   $(30,128,000)





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

   Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes. Depreciation expense of $6,992,000, $6,509,000 and $6,333,000 was recognized during 1999, 1998 and 1997, respectively.

Cost in excess of net assets of purchased businesses:

   Cost in excess of net assets of purchased businesses acquired prior to 1971 of approximately $3.5 million is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $10,298,000 and $10,020,000 at December 31, 1999 and 1998, respectively, is being amortized over 40 years. Accumulated amortization at December 31, 1999 and 1998, was $1,964,000 and $1,665,000, respectively. Amortization expense of $335,000, $147,000 and $146,000 was recognized during 1999, 1998 and 1997, respectively.

   At each balance sheet date, the Corporation evaluates the realizability of its cost in excess of net assets of purchased businesses based upon expectations of non-discounted cash flows and operating income for each division having a material cost in excess of net assets of purchased businesses balance. Based upon its most recent analysis, the Corporation believes that no material impairment of its cost in excess of net assets of purchased businesses exists at December 31, 1999.

Intangibles:

   Intangible assets of purchased businesses, net of amortization, are included in other assets and totaled $85,000 and $123,000 at December 31, 1999 and 1998, respectively. These items are amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $38,000 during 1999, $32,000 during 1998 and $37,000 during 1997.

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

  Had SFAS 123 been implemented, the Corporation's net income and earnings per share would have been reduced to the amounts indicated below:

                                1999    1998    1997
  Net income (in thousands):
    As reported                 $8,641  $1,594  $8,771
    Pro forma                   $8,529  $1,529  $8,733
  Diluted earnings per share:
    As reported                 $ 1.08  $ 0.18  $ 0.94
    Pro forma                   $ 1.06  $ 0.17  $ 0.93

In preparing these disclosures, the Corporation determined the values using the Black Scholes model based on the following assumptions: expected lives of 7 years, volatility of 38.0%, a risk-free rate of 7.0% and a dividend yield of 3.1%.


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



(2) Provision for Litigation Costs

  In  the  fourth  quarter of 1998, Bairnco recorded a  $7,500,000  pre-tax provision for litigation costs. The litigation provision added to the existing reserves for asbestos-related litigation expenditures due to a change in the estimate to defend the Transaction Lawsuit (refer to Management's Discussion and Analysis and Note 11 to Consolidated Financial Statements). $2.5 million of this provision for litigation costs is included in accrued expenses with the remaining $5.0 million included in other liabilities in the Corporation's consolidated balance sheet for the year ended December 31, 1998. As of December 31, 1999, $1.5 million of the provision was included in accrued expenses and $4.0 million was included in other liabilities.

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

                                        1999           1998           1997
Basic Earnings per Common Share:

Net Income                         $  8,641,000   $  1,594,000   $  8,771,000

Average common shares outstanding     7,965,000      8,655,000      9,151,000
Basic Earnings Per Common Share    $       1.08   $       0.18   $       0.96

Diluted Earnings per Common Share:

Net Income                         $  8,641,000   $  1,594,000   $  8,771,000

Average common shares outstanding 7,965,000 8,655,000 9,151,000 Common shares issuable in respect to options issued to employees,
 with a dilutive effect                  73,000        163,000        199,000
Total diluted common shares
 outstanding                          8,038,000      8,818,000      9,350,000

Diluted Earnings Per Common Share  $       1.08   $       0.18   $       0.94

   Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share includes the effect of all dilutive stock options.






(5)  Income Taxes

  The components of income before income taxes and the provisions for domestic and foreign income taxes are as follows:

                                    1999           1998           1997
Income before Income Taxes:
  Domestic                      $11,002,000    $ 1,187,000    $12,765,000
  Foreign                         1,896,000      1,344,000        993,000
    Total Income before
     Income Taxes               $12,898,000    $ 2,531,000    $13,758,000

Provision for Income Taxes:
  Domestic:
   Currently payable            $ 2,145,000    $ 3,266,000    $ 3,616,000
   Deferred                       1,359,000     (2,688,000)     1,102,000
  Foreign:
   Currently payable                618,000        422,000        106,000
   Deferred                         135,000        (63,000)       163,000
     Total Provision for
      Income Taxes              $ 4,257,000    $   937,000    $ 4,987,000

  Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

                                    1999           1998           1997
Current Deferred Tax Items:
 Accrued Expenses               $ 3,002,000    $ 2,840,000    $ 1,584,000
 Inventories                      1,458,000        977,000        847,000
 Other                              138,000        320,000        210,000
   Net Current Deferred
    Tax Asset                     4,598,000      4,137,000      2,641,000

Non-Current Deferred Tax Items:
 Fixed Assets                    (5,086,000)    (3,539,000)    (3,291,000)
 Pensions                        (1,386,000)    (1,273,000)    (1,051,000)
 Intangible Assets                   (6,000)       (13,000)        21,000
 Provision for litigation costs   1,360,000      1,700,000            --
 Other                             (341,000)       213,000        223,000
   Net Non-Current Deferred
    Tax Liability                (5,459,000)    (2,912,000)    (4,098,000)

   Net Deferred Tax Asset
    (Liability)                 $  (861,000)   $ 1,225,000    $(1,457,000)

  Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences. As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

  In 1999, 1998 and 1997 the Corporation's effective tax rates were 33.0%, 37.0% and 36.2%, respectively, of income before income taxes. An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

                                    1999           1998           1997
Computed income taxes at
 statutory rate                $ 4,385,000      $  861,000    $ 4,678,000
State and local taxes,
 net of federal tax benefit        283,000          64,000        368,000
Dividend income                        --              --       1,303,000
Amortization of goodwill            51,000           9,000          9,000
Foreign income taxed at
 different rates                   107,000         (98,000)       (69,000)
Tax credits                        (13,000)        (31,000)    (1,182,000)
Benefit of Foreign Sales
 Corporation                      (473,000)       (270,000)      (289,000)
Other, net                         (83,000)        402,000        169,000
  Provision for income taxes   $ 4,257,000      $  937,000    $ 4,987,000

  Provision has not been made for US income taxes on approximately $3.7 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.


(6)  Accrued Expenses

  Accrued expenses consisted of the following as of December 31, 1999 and 1998, respectively:

                                    1999           1998

Salaries and wages              $ 3,114,000    $ 2,669,000
Income taxes                        550,000        633,000
Insurance                         3,581,000      2,462,000
Litigation                        2,588,000      3,580,000
Other accrued expenses            4,709,000      4,848,000
     Total accrued expenses     $14,542,000    $14,192,000


(7)  Debt

  Long-term debt consisted of the following as of December 31, 1999 and 1998, respectively:

                                    1999           1998

Revolving Credit Notes          $23,591,000    $30,471,000
Industrial Revenue Bonds          3,000,000      3,000,000
    Total                       $26,591,000    $33,471,000

  The Corporation's has a credit agreement (the "Credit Agreement") with a consortium of four banks led by Bank of America, N.A., and including SunTrust Bank, First Union National Bank, N.A., and Allfirst Bank. The Credit Agreement provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 1999 of $43 million and a letter of credit facility of $7 million, although the letter of credit facility may be increased up to $20 million with a corresponding decrease in the revolving credit facility. Effective December 31, 1998, the letter of credit facility was increased by $2.0 million to $9.0 million with a corresponding decrease in the revolving credit facility. At December 31, 1999, $23.6 million of revolving credit was outstanding and payable from 2001 through 2003. In addition, approximately $7.5 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial
statements.   $4.5  million  of  the letters of  credit  guarantee  various insurance activities. An outstanding $3.0 million letter of credit supports the Industrial Revenue Bonds. Interest rates vary on the revolving credit and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the revolving credit outstanding at December
31, 1999, were approximately 7.4% on US borrowings and 4.4% on European borrowings. A commitment fee is paid on the unused portion of the total credit. The interest rate on the Industrial Revenue Bonds was approximately 4.7% at December 31, 1999.

  Substantially  all  of  the  assets  of  the  Corporation  and   its   US
subsidiaries are pledged as collateral under the Credit Agreement, which expires on December 31, 2003.

  The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. At December 31, 1999 the Corporation was in compliance with all covenants contained in the Credit Agreement.

  The Corporation has other short-term debt outstanding at rates of 6.1% to 6.5% due in 2000.

  The annual maturity requirements for long-term debt due after December 31, 1999, are summarized as follows:

  Year Ended December 31,
      2000                   $        --
      2001                      1,000,000
      2002                      1,500,000
      2003                     24,091,000
        Total Long-term Debt $ 26,591,000

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

  Changes in the stock options granted under the 1990 Plan during 1999, 1998 and 1997 were as follows:

                         1999               1998               1997
                            Wtd Avg            Wtd Avg            Wtd Avg
                            Exercise           Exercise           Exercise
                   Options  Price     Options  Price     Options  Price
Outstanding at
  beginning of
  year             646,950  $6.09     633,750  $5.89     684,225  $5.71
Granted             96,500   6.62      52,625   8.20      33,400   8.24
Exercised          (11,625)  6.04     (26,450)  5.13      (5,275)  4.93
Canceled           (43,600)  6.83     (12,975)  6.75     (78,600)  5.39
Outstanding at
  end of year      688,225  $6.12     646,950  $6.09     633,750  $5.89

Exercisable at
  end of year      465,964  $5.86     461,813  $5.79     465,563  $5.70


  At  December 31, 1999, 1998 and 1997, 1,397,925, 1,450,825 and  1,490,475
shares, respectively, were available for option grants under the 1990 Plan. The weighted average contractual life of the 688,225 options outstanding at December 31, 1999 was 2.83 years. There were no charges to income in connection with stock option grants or exercises during 1999, 1998 and 1997.


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

  The following table describes the funded status of US pension plans:

                                     1999           1998
Change in Benefit Obligation:
 Benefit obligation at
  September 30, 1998 and 1997,
  respectively                  $ 28,903,000   $ 25,638,000
 Service cost                        867,000        756,000
 Interest cost                     1,935,000      1,895,000
 Actuarial (gain) loss            (2,390,000)     2,071,000
 Benefits paid                    (1,525,000)    (1,457,000)
 Benefit obligation at
  September 30, 1999 and 1998,
  respectively                    27,790,000     28,903,000

Change in Plan Assets:
 Fair value of plan assets at
  September 30, 1998 and 1997,
  respectively                    30,806,000     30,433,000
 Actual return on plan assets      4,340,000      1,142,000
 Employer contributions              216,000        667,000
 Benefits paid                    (1,504,000)    (1,436,000)
 Fair value of plan assets at
  September 30, 1999 and 1998,
  respectively                    33,858,000     30,806,000

Funded status                      6,068,000      1,903,000
Unrecognized net transition
 obligation                          250,000        349,000
Unrecognized prior service cost      211,000        266,000
Unrecognized net actuarial
 (gain) loss                      (3,032,000)       744,000
Prepaid pension costs at
 September 30, 1999 and 1998,
 respectively                      3,497,000      3,262,000
Fourth quarter accruals                8,000        (26,000)
Fourth quarter contributions          58,000         52,000
Prepaid pension costs at
 yearend                        $  3,563,000   $  3,288,000

  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with plan assets in excess of accumulated benefit obligations were $25,013,000, $22,879,000 and $31,622,000, respectively, at September 30, 1999, and $25,448,000,
$22,705,000  and  $28,380,000, respectively, at September  30,  1998.   The
projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,777,000, $2,734,000 and $2,235,000, respectively,  at  September  30,  1999,  and  $3,455,000,  $3,396,000  and
$2,426,000, respectively, at September 30, 1998.

  The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.5% at September 30, 1999 and 7.0% at September 30, 1998. The rate of projected pay increases, where applicable, was 5% at both September 30, 1999 and 1998. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 1999 and 1998.

   Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

                                        1999             1998

Prepaid benefit cost                $ 3,620,000      $ 3,382,000
Accrued benefit liability              (499,000)        (969,000)
Intangible asset                        376,000          849,000
  Net amount recognized at
   September 30                       3,497,000        3,262,000
Fourth quarter accruals                   8,000          (26,000)
Fourth quarter contributions             58,000           52,000
  Net amount recognized at
   December 31                      $ 3,563,000      $ 3,288,000

  Net periodic pension cost for the US plans included the following:

                                     1999           1998           1997

Service cost-benefits earned
 during the year                 $   905,000    $   752,000    $   771,000
Interest cost on projected
 benefit  obligation               1,940,000      1,918,000      1,823,000
Expected return on plan assets    (3,027,000)    (2,722,000)    (2,252,000)
Amortization of net obligation
 at date of transition                99,000         99,000         99,000
Amortization of prior service
 cost                                 53,000         56,000         61,000
   Net periodic pension cost     $   (30,000)   $   103,000    $   502,000



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

Financial information about the Corporation's operating segments for the years ended December 31, 1999, 1998 and 1997 is as follows:

                           Operating                     Capital       Depreciation/
             Net Sales     Profit (Loss)   Assets        Expenditures  Amortization
1999
Arlon        $120,640,000  $ 15,815,000    $ 69,915,000  $1,761,000    $4,407,000
Kasco          48,241,000     3,319,000      39,294,000   3,719,000     2,871,000
Headquarters          --     (4,132,000)      9,936,000     190,000        87,000
  Total      $168,881,000  $ 15,002,000    $119,145,000  $5,670,000    $7,365,000

1998
Arlon        $107,736,000  $ 12,698,000    $ 72,880,000  $2,925,000    $3,952,000
Kasco          48,720,000     3,085,000      38,215,000   3,022,000     2,676,000
Headquarters         --     (11,254,000)(a)   7,460,000      29,000        60,000
  Total      $156,456,000  $  4,529,000    $118,555,000  $5,976,000    $6,688,000


1997
Arlon        $112,036,000  $ 15,873,000    $ 64,530,000  $5,438,000    $3,665,000
Kasco          46,672,000     3,495,000      37,703,000   3,252,000     2,791,000
Headquarters          --     (3,776,000)      7,053,000      99,000        60,000
  Total      $158,708,000  $ 15,592,000    $109,286,000  $8,789,000    $6,516,000

(a) Includes impact of $7.5 million (pre-tax) provision for litigation costs.

The  Corporation  has operations in Canada and several European  countries.
Information about the Corporation's operations by geographical area for the years ended December 31, 1999, 1998 and 1997 is as follows:

                           Sales to External     Long-lived Segment
                           Customers             Assets
1999
United States              $145,454,000          $46,815,000
France                       13,125,000              253,000
Other Foreign                10,302,000            4,370,000

1998
United States              $133,005,000          $48,109,000
France                       12,821,000              218,000
Other Foreign                10,630,000            4,997,000

1997
United States              $136,010,000          $42,478,000
France                       12,238,000              209,000
Other Foreign                10,460,000            5,169,000


(11)Contingencies

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
million,   interest,  punitive  damages,  and   trebling   of   the
compensatory  damages  pursuant to civil  RICO.   In  a  series  of
decisions  that remain subject to appeal, the court  has  dismissed plaintiff's  civil RICO claims; dismissed 14 of the  21  defendants named  in the complaint; and partially granted defendants'  motions for  summary judgment on statute of limitations grounds.  Discovery
is  now  underway  as to the remaining claims and defendants.   The
court  has  entered a scheduling order requiring the completion  of
all  discovery  (including expert discovery) by May  11,  2001.   A
trial  date  has  not  been  set, but the  Court  has  scheduled  a conference  for  June 19, 2001, to determine  dates  for  filing  a pretrial order, for trial, and/or for any pretrial motions.

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

Bairnco also is the defendant in a separate action by the KCT  (the
"NOL  Lawsuit"), also pending in the United States  District  Court for  the Southern District of New York, in which the KCT seeks  the exclusive  benefit of tax refunds attributable to the carryback  by
Keene   of   certain   net   operating  losses   ("NOL   Refunds"),
notwithstanding  certain  provisions  of  applicable  tax   sharing
agreements  between  Keene and Bairnco. (As with  the  Transactions
Lawsuit,  the NOL Lawsuit was commenced during Keene's  Chapter  11 case  and, pursuant to the Keene Plan, the KCT became the plaintiff in  the lawsuit and the lawsuit was moved from the Bankruptcy Court to the District Court.)  Pending resolution of the NOL Lawsuit, any
refunds  actually  received are to be placed  in  escrow.   Through
December  31, 1999, approximately $28.5 million of NOL Refunds  had been  received  and placed in escrow.  There can  be  no  assurance whatsoever  that resolution of the NOL Lawsuit will result  in  the release of any portion of the NOL Refunds to Bairnco.

Bairnco  and  its  Arlon subsidiary ("Arlon") also  are  among  the defendants in a third action by the KCT (the "Properties Lawsuit"), commenced  December  8,  1998  and pending  in  the  United  States
District  Court  for the Southern District of  New  York.   In  the
Properties Lawsuit complaint, the KCT seeks a declaratory  judgment that  it owns certain patents and real property purchased by  Arlon from  Keene in 1989, based on the allegations that technical  title to  these assets was not conveyed at the time of the sale and  that no  proof of claim specifically referencing these assets was  filed during  Keene's  Chapter 11 case.  In an answer and  counterclaims,
Bairnco and Arlon have denied the KCT's claims and have requested a declaratory  judgment  that full title  to  the  patents  and  real property  in question in fact was transferred to Arlon at the  time
of   the  1989  asset  sale.   The  Properties  Lawsuit  has   been
transferred  to  the  Transactions Lawsuit Judge  for  consolidated discovery and other proceedings.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco Corporation and its subsidiaries are defendants in a number
of   other  actions.  Management  of  Bairnco  believes  that   the
disposition  of  these other actions, as well as  the  actions  and proceedings  described  above, will not  have  a  material  adverse effect  on  the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December
31, 1999.

(12)   Subsequent Events

Amendment to Credit Agreement:

On  February 15, 2000, the Corporation's Credit Agreement was amended.
The  amendment  effectively increased the  credit  facility  from  $50 million  at  December 31, 1999 to $75 million, including  a  five-year term  loan  credit  facility  of  $20  million  subject  to  quarterly amortization  of  principal of $500,000 in  2000,  $750,000  in  2001,
$1,000,000  in 2002, $1,250,000 in 2003 and $1,500,000 in  2004.   The
amended credit facility also includes a letter of credit facility  for
$9 million which may be increased up to $15 million or decreased to $5 million  with a corresponding change in the loan commitment under  the revolving credit facility.  The amendment extended the expiration date of  the Credit Agreement from December 31, 2003 to February 22,  2005, although the term loan expires on December 31, 2004.

Acquisition:

On  February  16,  2000,  Bairnco  purchased  certain  assets  of  the
materials   business   ("Signtech")  of   Signtech   USA,   Ltd.   for
approximately  $14.5 million.  Signtech manufactures  and  distributes flexible  reinforced vinyl materials used as the substrate in flexible faced  sign  systems.  Signtech's products are  sold  primarily  on  a specification  basis  for corporate specified programs  using  various
striping,  heat  transfer  and screen print applications.   Signtech's
sales  for  the year ended December 31, 1999 were approximately  $16.0
million.   The  transaction was accounted for as a  purchase  and  was financed with long-term debt.  The purchase price was allocated to the assets acquired based on their estimated fair values.


CORPORATE INFORMATION

Corporate Office
300 Primera Boulevard, Suite 432
Lake Mary, Florida 32746
(407) 875-2222
www.bairnco.com

Principal Facilities
Bear, Delaware
East Providence, Rhode Island
Northbrook, Illinois
Rancho Cucamonga, California
St. Louis, Missouri
San Antonio, Texas
Santa Ana, California
Gwent, Wales, United Kingdom
Paris, France
Pansdorf, Germany

Transfer Agent and Registrar
Trust Company Bank
P.O. Box 4625
Atlanta, Georgia 30302
(404) 588-7815

Independent Certified Public Accountants
Arthur Andersen LLP
200 South Orange Avenue, Suite 2100
Orlando, Florida 32801
(407) 841-4601

Stock Listing
Bairnco common stock is listed on the New York Stock Exchange.
Symbol - BZ.

Annual Meeting
The annual stockholders meeting will be held at Bairnco's Corporate Office on April 21, 2000 at 9:00 a.m.

Form 10-K
Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor
Relations at the Corporate Office address.

Investor Relations Information
Contact  James  W.  Lambert, Vice President Finance and Treasurer,  Bairnco
Corporation
(407) 875-2222, extension 227.


                            BAIRNCO CORPORATION

                     300 Primera Boulevard, Suite 432
                         Lake Mary, Florida 32746
                               407-875-2222
                             FAX 407-875-3398
                              www.bairnco.com

