Form 10-K, Exhibit 13
period 2000-12-31
BAIRNCO CORP /DE/
filed 2001-03-22
CIK 350750

EXHIBIT 13

BAIRNCO CORPORATION

2000 ANNUAL REPORT

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

10% compound rate of earnings growth

20% return on stockholders' investment

15% return on total capital employed.

Our values

Values are the core of Bairnco's corporate culture. They are the basis for the decisions made regarding the development and deployment of people, the improvement and investment in processes, and the manufacture and distribution of products.

Bairnco's values are:

• Personal and corporate integrity

• The inevitability and opportunity of change

• Continuous improvement and development

• Total customer satisfaction

• Decentralized organization and empowered employees

• Superior rewards for superior performance

• Have fun - enjoy your work and your life.

CONTENTS
Financial Highlights	1
Letter to Our Stockholders	2
Engineered Materials & Components (Arlon)	4
Replacement Products & Services (Kasco)	7
Directors and Management	8
Financial History	9
Management's Discussion and Analysis	10
Quarterly Results of Operations	13
Report of Independent Certified Public Accountants	14
Consolidated Financial Statements	15
Notes to Consolidated Financial Statements	19

FINANCIAL HIGHLIGHTS

				Percentage	Change
(In thousands except per share data)	2000	1999	1998	00/99	99/98
Net Sales	$ 187,513	$ 168,881	$ 156,456	11%	8%

Operating Profit	$ 15,544	$ 15,002	$ 4,529	4%	231%

Net Income	$ 8,233	$ 8,641	$ 1,594	(5)%	442%

Diluted Earnings per Share	$ 1.07	$ 1.08	$ 0.18	(1)%	500%

Cash Dividends per Share	$ 0.20	$ 0.20	$ 0.20	0%	0%

Stockholders' Investment per Average
Diluted Common Share Outstanding	$ 6.86	$ 6.24	$ 5.27	10%	18%

Total Assets	$ 135,769	$ 119,145	$ 118,555	14%	0%

Stockholders' Investment	$ 52,709	$ 50,167	$ 46,438	5%	8%

Average Diluted Common Shares Outstanding	7,678	8,038	8,818	(4%)	(9%)

(Data for Bar Charts for Five Years 1996 to 2000; in 000's)

Year	Net Sales	Operating Profit	Net Income	Diluted Earnings per Share

1996	$150,234	$14,956	$8,335	$0.85
1997	$158,708	$15,592	$8,771	$0.94
1998	$156,456	$4,529	$1,594	$0.18
1998(a)	$156,456	$12,029	$6,320	$0.72
1999	$168,881	$15,002	$8,641	$1.08
2000	$187,513	$15,544	$8,233	$1.07
2000(a)	$187,513	$16,544	$8,873	$1.16

  Prior to impact on operating profit, net income and diluted earnings per share of $7.5 million (pre-tax) provision for litigation costs in the fourth quarter of 1998 and $1.0 million (pre-tax) provision for litigation costs in the fourth quarter of 2000.

LETTER TO OUR STOCKHOLDERS

2000 produced mixed results for Bairnco. Arlon had a good year. Kasco had a poor year. What could have been a very good year turned into a mediocre year for Bairnco. Sales increased but operating profit gains were offset by higher interest expense and a $1,000,000 provision for litigation costs that was taken in the fourth quarter in connection with a change in the estimate to defend the Transactions Lawsuit. Consequently, net income was modestly down.

During the year, our management team was further strengthened and deepened. Bairnco's financial condition remains strong.

2001 is expected to be a difficult year as the industrial economy and a number of our markets are weakening as we enter 2001.  However, through acquisitions and product/market development Bairnco continues to improve its position in long-term growth markets.

FINANCIAL RESULTS

2000 consolidated sales increased 11.0% to $187,513, 000 from $168,881,000. The acquisition accounted for approximately half of the increase.  Sales from new products developed in the past five years accounted for 13.5% of total sales in 2000 compared to 12.8% of sales in 1999. Bairnco's goal is to have 25% of annual sales from new products developed within the last five years.

Arlon's sales increased 20.4% due to strong growth in our wireless and electronic products and markets, the acquisition made early in 2000, and further penetration into new market segments and new products. Offshore sales and earnings suffered due to weak foreign currencies versus the dollar and the need to reduce prices to maintain certain market positions.

Kasco's sales declined 12.5% due to competitive pressures in the North American market, the currency translation effect of the strong dollar, and lower demand in the European markets for selected products.

In 2000, gross profit increased 9.8% to $60,556,000 from $55,147,000 with gross profit margins slipping to 32.3% from 32.7% last year.  Excluding acquisitions which were not in the 1999 data, productivity increased 2.8% as measured by sales per employee. Profit margins declined primarily due to the price erosion at Kasco, the impact of the strong dollar on offshore margins, and the translation of foreign earnings.

Selling and administrative expenses excluding the litigation provision increased 9.6% to $44,012,000 from $40,145,000. As a percent of sales, these expenses decreased to 23.5% from 23.8% in 1999.

Arlon's operating profit was up $4,434,000 primarily as a result of strong sales growth in the wireless and electronics markets.

Kasco's operating profit was down $3,210,000 from last year. Kasco management has responded by reengineering the business to substantially reduce the cost of doing business while meeting our customers' changing needs. The costs of these reductions impacted the last half of 2000 and will also impact the first half of 2001. Kasco is expected to return to modest profitability during 2001.

A $1,000,000 provision for litigation costs was taken in the fourth quarter.

Earnings before interest and taxes were $15,544,000 up 3.6% from $15,002,000 in 1999.

Net interest expense rose to $3,481,000 from $2,104,000 in 1999. The increase was due to higher average debt outstanding primarily as a result of the acquisition in the first quarter of 2000 and higher interest rates throughout the year.

Net income decreased to $8,233,000 in 2000 from $8,641,000 in 1999.  Diluted earnings per common share decreased to $1.07 from $1.08 in 1999.  The provision for litigation costs reduced net income in 2000 by approximately $640,000, or $.09 diluted earnings per common share.  During 2000, Bairnco repurchased 541,500 shares of its common stock.

ACQUISITIONS

On February 16, 2000, Bairnco purchased certain assets of the materials business ("Signtech") of Signtech USA, Ltd. for approximately $14.5 million. Signtech manufactures and distributes flexible reinforced vinyl materials including various striping, heat transfer and screen print applications used as the substrate in flexible faced sign systems. Signtech's products are sold primarily on a specification basis for corporate programs.

On January 9, 2001, Bairnco purchased selected net assets of Viscor, Inc. ("Viscor") located in Dallas. Sales of Viscor for the six months ended December 31, 2000, were approximately $3.4 million.  Viscor's engineered coated products include transfer adhesives, single and double-coated foam and film tapes, and other custom coated products.

The acquisitions complement Arlon's graphic and industrial products with product line extensions, product development synergies, additional brand recognition, and penetration into new customer segments and markets. The acquisitions also expanded Arlon's coating and converting capacity.

FINANCIAL MANAGEMENT

Return on capital employed decreased to 10.8% from 11.9% last year and return on stockholders' investment in 2000 decreased to 15.9% compared to 18.0% last year.

The Board has authorized management to continue its stock repurchase program in 2001 subject to market conditions and the capital requirements of the business.

In February 2000, Bairnco amended its secured reducing revolving credit agreement which extended the expiration date from December 31, 2003, to February 2005, and increased the credit facility from $50 million at December 31, 1999 to $75 million. Due primarily to the purchase of Signtech, 2000 total debt increased to $46,190,000 from  $31,283,000 at the end of 1999. Debt as a percent of equity increased to 87.6% from 62.4% in 1999. At year-end 2000, Bairnco had $26.6 million available under its revolving credit agreement, and $2.8 million available under short-term lines of credit.

Working capital as a percent of sales decreased from 19.7% to 18.6%.

Bairnco made $6,388,000 of capital expenditures in 2000 as compared to its plan of approximately $8 million. Capital expenditures were focused on cost reduction projects, equipment replacements, and new information systems software and hardware that were installed during the year.

Total capital expenditures planned in 2001 are approximately $10 million. Depreciation and amortization is estimated to be approximately $9 million. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

DIVIDEND

The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT

During 2000 the management development program continued to make progress in all operations. To achieve our new product sales goal we increased our investment in existing and new people. Key additions were made in experienced marketing, process engineering, and research and development talent. Operations managers were recruited or promoted in four of our plants. The continuous improvement and development of all our employees remains a key element in Bairnco's success.

During 2000, the Six-Sigma program was further expanded in our operations. For 2001, the projects and teams have been expanded. Capital expenditures are planned to make statistical process control part of the manufacturing process as opposed to simply "measurements" resulting in subsequent action. This ongoing effort is expected to accelerate the yields from our continuous improvement program.

OUTLOOK

2001 is going to be a difficult year and we expect a "bumpy landing" in our industrial markets.

Our served industrial and wireless markets began to weaken at the end of 2000. Wireless markets are currently very soft due to an industry wide inventory correction. While there are wide spread forecasts of a recovery in the second half of 2001, there is no evidence of such a turnaround at this point. Cost containment and reduction programs have been initiated, as have programs to reduce working capital and generate cash, thereby reducing debt and the resultant interest expense. New product development programs have not been reduced. The first half of the year will also be negatively impacted by restructuring and rationalization costs, and higher energy costs especially in California.

Kasco is mid-stream in a program to further reduce costs while meeting its customers' requirements in order to return the business to profitability in 2001. There will be continuing restructuring and rationalization costs in the first six months of 2001.

Lastly, the strong dollar appears to be weakening which should provide some help with our offshore sales and earnings.

At this time our expectation is for lower results in the first half of the year with a recovery in the second half of the year, hopefully resulting in slightly improved results for the year.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all committed to making 2001 a year of continuing improvement.

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

PHOTO - Arlon's Polyimide Thermount® laminates are used in flat panel flight instrumentation displays (Thermount® is a tradename of the DuPont Company).

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

The Microwave Materials product line offers application-matched, reinforced PTFE and other resin-based laminates providing high yields and high performance for low signal-loss and frequency-dependent microwave applications. These PTFE laminates are also offered with bonding plies for multi-layer applications. The applications for this product line include microwave antennas, digital cordless telephones, cellular phone handsets, cellular phone base stations, direct broadcast satellite TV systems, personal communications networks, global positioning satellites, local area networks, collision avoidance systems, and radar detection systems. With the continuing proliferation of wireless applications there will be continued long term growth opportunities for the Microwave product line.

PHOTO - A variety of Arlon laminates are used in cellular communications infrastructure including antennas, base stations, and hand sets.

Progress continued both in new PTFE product line extensions and further commercialization of recently developed products serving the wireless market:

• Arlon's 25N series, a laminate system based on aromatic polyolefin resin that offers many of the performance advantages of PTFE materials with the cost and processing advantages of traditional thermoset materials, is targeted for commercial electronics. This product is currently being used in cellular phones, Direct Broadcast Satellite TV, and cellular antennas.

• Arlon's Thermount® nonwoven, aramid-reinforced materials offer many advantages for specialty applications at a more attractive cost/performance ratio than woven aramids or buried metal cores. Applications include cellular phones and other telecom uses, as well as military and commercial avionics and missile systems.

• Arlon's AD Series substrate materials, a specialized PTFE based laminate family that offers all the performance characteristics of PTFE with lower cost, is targeted for higher volume commercial applications.

  Arlon's 33N and 35N polyimide laminate systems provide high temperature capability for applications involving extreme environments. These products are used in military hardware boards and semiconductor burn-in circuit boards.

PHOTO - Arlon's ColorkoteTM is a flexible, reinforced, vinyl material, coated with an aqueous coating, premium ink and covered with FX protective coating. Created for the sign and awning industry and designed for backlit applications, the ink and protective coating are intended to be eradicated to allow for a variety of graphic capabilities. The Motel 6 sign uses screen-printed Flexface® with eradicated ColorkoteTM and FX for improved production efficiencies while accommodating the design elements of the logo.

Arlon manufactures and markets, under the Calon® brand name, cast and calendered vinyl films in a wide variety of colors, face stocks and adhesive systems. These vinyl films are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

PHOTO - Signtech's Flexface® FX flexible, reinforced, acrylic-coated vinyl is designed specifically for the sign and awning industry. This vinyl can be decorated with pressure-sensitive films for backlit applications, heat transfer or screen printing as seen here on the Schlotsky's sign.

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

PHOTO - Arlon's line of graphics products allows them to be awarded corporate identification programs through their extensive material compatibility programs. The Blockbuster program uses screen printed Multipurpose Flexface® , a reinforced, acrylic-coated vinyl, coupled with Glasskote® FX, a protective coating designed to lengthen the life and appearance of an outdoor application.

In February 2000 Arlon announced it had purchased certain assets of the materials business ("Signtech") of Signtech USA, Ltd., a manufacturer of laminated vinyl fabrics designated for use in the commercial graphics market. Signtech's product lines complement Arlon's current vinyl product lines, and provide product line extensions, additional brand recognition, product development synergies, and penetration into new customer segments and markets.

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

The keys to Arlon's success in custom-engineered laminates and coated products are our knowledge base of materials and adhesives technologies and our understanding of customer applications. Our sales engineers and product managers are dedicated to understanding customer requirements and developing product specifications that meet those customer needs.

PHOTO - Arlon's Thermabond® products serve key thermal management roles in a host of demanding aerospace and automotive electronics applications.

PHOTO - Arlon Silicone Technologies Division is the world leader in silicone traction motor insulation. The new primerless technology is now being introduced to the market and will offer significant productivity improvements.

Arlon manufactures a line of silicone rubber materials used in a broad range of consumer, industrial and commercial products. Typical applications and products include:

• Silicone sheet rubber for producing composite parts

• Silicone rubber insulating tapes for electric traction motor coil windings

• Insulation for industrial and commercial flexible heaters

• Silicone products for high temperature hose and duct markets

• Insulating tapes for medium and high voltage electrical splices and terminations

• Compliant, thermally or electrically conductive silicone sheet adhesive known as Thermabond™

In 2001 we will focus application development efforts on high performance hose and duct materials, high performance adhesives for the electronics markets, and expanding the foil laminated heater product line begun last year.

Kasco Replacement Products and Services

Kasco is a leading manufacturer and distributor of products and services to the meat, deli and seafood departments of supermarkets; to meat, poultry and fish processing plants; and to manufacturers and distributors of electrical saws and cutting equipment throughout the United States, Canada and Europe. These products and services include:

• Band saw blades for cutting meat and fish

• Saw blades for cutting wood and metal

• Chopper plates and knives for grinding meat

• Electrical saws and cutting machines

• Seasoning products

• Preventive maintenance for equipment in meat and deli operations

• Other related butcher supply products.

Kasco has manufacturing operations in St. Louis, Missouri; Gwent, Wales, United Kingdom; and Pansdorf, Germany. In addition, there are distribution facilities in Montreal, Canada and Paris, France. Kasco operates under the company names Atlantic Services in the UK and Canada, Biro France and Euro Kasco in France, and Bertram and Graf in Germany.

Kasco has a significant distribution network that reaches over 20,000 retail grocery stores, restaurants, delis, and processing plants in the US, Canada, Europe, Latin America and Asia. Kasco's distribution network is made up of direct salesmen, Territory Managers, and distributors who have in-depth knowledge of the local markets and the customer's needs. Kasco has an extensive training program for its Territory Managers.

PHOTO - Bandsaws

PHOTO - Plates & Knives

2000 was a difficult year for Kasco and the business produced disappointing earnings results. In the US market, Kasco came under intense competitive pressures as the segment of the retail grocery market that Kasco services contracted through a combination of retail consolidations and the industry's move to Case-Ready product offerings. Kasco's European business units had earnings unfavorably impacted by the strengthening of the US dollar versus the Euro and the reduced meat consumption from the resurgent BSE ("mad cow" disease). Kasco began making changes to its structure during the second and third quarters of 2000 in order to reduce costs and it continues to reengineer its business to meet the changes in its market place.

Directors

1. Luke E. Fichthorn III

Chairman and CEO

Bairnco Corporation

2. Charles T. Foley *

President

Estabrook Capital Management, Inc.

3. Richard A. Shantz *

Private Investor

4. William F. Yelverton *

International Business Consultant

* Audit Committee member

Management:

1. Robert M. Carini

Vice President

Arlon, Inc.

2. James W. Lambert

Vice President Finance & Treasurer

Bairnco Corporation

3. Lawrence C. Maingot

Controller

Bairnco Corporation

4. Elmer G. Pruim

Vice President

Arlon, Inc.

5. Larry D. Smith

Vice President Administration & Secretary

Bairnco Corporation

6. Brian E. Turner

President

Kasco Corporation

FINANCIAL HISTORY

		2000	1999	1998	1997	1996
Summary of Operations ($ in thousands)
Net sales		$187,513	168,881	156,456	158,708	150,234
Gross profit		$60,556	55,147	50,583	53,996	52,536
Operating profit		$15,544	15,002	4,529	15,592	14,956
Interest expense, net		$3,481	2,104	1,998	1,834	1,725
Income before income taxes		$12,063	12,898	2,531	13,758	13,231
Provision for income taxes		$3,830	4,257	937	4,987	4,896
Net income		$8,233	8,641	1,594	8,771	8,335
Return from operations on:
Net sales	%	4.4	5.1	1.0	5.5	5.5
Average stockholders' investment	%	15.9	18.0	3.1	17.4	17.2
Average capital employed	%	10.8	11.9	3.3	12.2	12.3

Year-End Position ($ in thousands)
Working capital		$34,926	33,256	33,259	35,712	30,341
Plant and equipment, net		$47,341	39,682	41,402	39,913	38,276
Total assets		$135,769	119,145	118,555	109,286	102,600
Total debt		$46,190	31,283	37,844	30,318	28,179
Stockholders' investment		$52,709	50,167	46,438	52,469	49,464
Capital employed		$98,899	81,450	84,282	82,787	77,643

Per Common Share Data
Income from continuing operations - Basic Income from continuing operations - Diluted	$ $	1.09 1.07	1.08 1.08	0.18 0.18	0.96 0.94	0.85 0.85
Cash dividend		$0.20	0.20	0.20	0.20	0.20
Stockholders' investment		$7.21	6.43	5.61	5.83	5.25
Market price:
High		$8	8	11-3/8	11-1/4	8-1/2
Low		$6-1/16	4-5/8	5-9/16	6-3/8	5-1/2

Other Data (in thousands)
Depreciation and amortization		$9,097	7,365	6,688	6,516	6,305
Capital expenditures		$6,388	5,670	5,976	8,789	10,131
Average common shares outstanding		7,567	7,965	8,655	9,151	9,753
Diluted common shares outstanding		7,678	8,038	8,818	9,350	9,851

Current ratio		2.0	2.1	2.2	2.6	2.4
Number of common stockholders		1,246	1,356	1,436	1,574	1,773
Average number of employees		926	820	822	850	825
Sales per employee		$202,500	205,950	190,340	186,710	182,100

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 15.

Results of Operations: 2000 Compared to 1999

2000 consolidated sales increased 11.0% to $187,513,000 from $168,881,000 in 1999. Arlon's sales increased 20.4% due to the impact of the acquisition made in the first quarter 2000, the strength of the electronics markets, and further penetration in new market segments. Kasco's sales declined 12.5% due to significant competitive pressures in the US base business resulting in lost sales and overall reduced pricing, the currency translation effect of the strong dollar and reduced meat consumption in the European markets.

In 2000, gross profit increased 9.8% to $60,556,000 from $55,147,000 in the prior year with gross profit margins slipping to 32.3% from 32.7% last year. Gross profit increased at Arlon due to the increased sales to the electronics markets and the 2000 acquisition. Kasco's gross profit decreased as a result of the reduced sales and pricing in the US markets and the reduced sales in the European markets.

A $1,000,000 provision for litigation charge was taken in the fourth quarter of 2000 in connection with a change in the estimate to defend the Transaction Lawsuit (refer to Note 10). Selling and administrative expenses, excluding the provision for litigation costs, increased 9.6% to $44,012,000 in 2000 compared to $40,145,000 in 1999. As a percent of sales, these expenses declined to 23.5% from 23.8% in 1999. The increase was due primarily to increased sales and the 2000 acquisition. The average number of employees increased by 12.9% with the 2000 acquisition and the growth in production. Excluding acquisitions which were not in the 1999 data, productivity as measured by sales per employee increased 2.8%.

Earnings before interest and taxes were $15,544,000 as compared to $15,002,000 in 1999. The improvement attributable to higher sales was partially offset by the impact of the $1,000,000 provision for litigation costs taken in the fourth quarter of 2000.

Net interest expense increased to $3,481,000 from $2,104,000 in 1999 due to higher average borrowings resulting from the acquisition in the first quarter of 2000, the continuing program to repurchase Bairnco common stock, and higher average interest rates.

Income before income taxes decreased to $12,063,000 as compared to $12,898,000 in 1999. The effective tax rate was 31.8% compared to 33.0% in 1999 due primarily to an increase in the Foreign Sales Corporation tax benefit. The provision for income taxes in both years includes all applicable federal, state, local and foreign income taxes.

Net income decreased to $8,233,000 from $8,641,000 in 1999. Diluted earnings per common share decreased to $1.07 from $1.08 in 1999. The provision for litigation costs reduced net income in 2000 by $640,000, or approximately $.09 diluted earnings per common share.

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

Liquidity and Capital Resources

At December 31, 2000, Bairnco had working capital of $34.9 million compared to $33.3 million at December 31, 1999. The increase in accounts receivable is due to the acquisition made during the first quarter of 2000 and the growth in export sales which have longer payment terms. The increase in inventories is due primarily to the acquisition made in the first quarter of 2000. The increase in payables results from the higher level of purchases in support of the increased sales and production.

At December 31, 2000, $46.2 million of total debt was outstanding compared to $31.3 million at the end of 1999. The increased debt was due primarily to the borrowings to fund the first quarter acquisition. As of December 31, 2000, approximately $26.6 million was available for borrowing under the Corporation's secured reducing revolving credit agreement. In addition, approximately $2.8 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity increased to 87.6% at the end of 2000 from 62.4% at the end of 1999 as a result of the acquisition.

Bairnco made $6,388,000 of capital expenditures in 2000 as compared to its plan of approximately $8.9 million. Capital expenditures were focused on cost reduction projects, equipment replacements, and new information systems software and hardware that were installed during the year. Total capital expenditures in 2001 are approximately $10 million and depreciation is estimated to be approximately $8.5 million. The planned capital expenditures include capacity additions, quality improvements, cost reduction projects, replacements, new product developments, and new processing equipment.

During 2000 Bairnco repurchased 541,500 shares of its common stock for $4.0 million. The diluted average number of shares outstanding in 2000 was 7,678,000, a 4.5% decrease from the 8,038,000 diluted average shares outstanding in 1999. The Board has authorized management to continue its stock repurchase program in 2001 subject to market conditions and the capital requirements of the business.

Cash provided by operating activities plus the amounts available under Bairnco's credit facilities (refer to Note 6) are expected to be sufficient to fulfill Bairnco's anticipated cash requirements in 2001.

Other Matters

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings that are discussed in more detail in Note 10 to the Consolidated Financial Statements. Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2000.

Outlook

Continued but moderate growth is expected in our electronics markets due to new product/market applications developed in 2000 and the continued penetration in certain market segments. Wireless markets, although currently soft due to an industry-wide inventory correction, are expected to recover in the last half of 2001 and to continue to be long-term growth markets.

The dollar appears to be weakening, which should improve offshore sales and earnings. Improved labor markets should lead to reduced turnover, lower training costs and improved efficiency.

During the last part of 2000, a number of our suppliers were pushing for price increases based on the higher cost of energy. The outcome of these efforts and our ability to get commensurate selling price increases is uncertain at this time.

Kasco is mid-stream in a program to further reduce costs while meeting its customers' requirements in order to return the business to profitability in 2001. There will be continuing restructuring and rationalization costs in the first six months of 2001.

Bairnco's served industrial and wireless markets began to weaken in November and December of 2000. While there are widespread forecasts of a recovery in the second half of 2001, there is no evidence of such a turnaround at this point. Cost containment and reduction programs have been initiated, as have programs to reduce working capital and generate cash, thereby reducing debt and resultant interest expense. The first half of the year will also be negatively impacted by restructuring and rationalization costs. New product development programs have not been reduced.

The outlook for 2001 is for lower results in the first half of the year with a recovery in the second half of the year, resulting in slightly improved results for the full year 2001.

Management is not aware of any adverse trends that would materially affect the Company's financial position.

Quarterly Results of Operations (Unaudited)

(In thousands except per share data)

	1st		2nd		3rd		4th		Total
	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999

Net Sales	$45,816	$42,662	$48,763	$42,653	$46,781	$42,130	$46,153	$41,436	$187,513	$168,881
Cost of sales	30,475	28,410	32,428	28,171	32,189	28,945	31,865	28,208	126,957	113,734
Gross Profit	15,341	14,252	16,335	14,482	14,592	13,185	14,288	13,228	60,556	55,147
Selling and
administrative expenses	10,918	10,245	11,623	10,461	10,732	9,768	10,739	9,671	44,012	40,145
Provision for litigation
costs	--	--	--	--	--	--	1,000	--	1,000	--
Operating Profit	4,423	4,007	4,712	4,021	3,860	3,417	2,549	3,557	15,544	15,002
Interest expense, net	683	567	944	515	916	516	938	506	3,481	2,104
Income before income
taxes	3,740	3,440	3,768	3,506	2,944	2,901	1,611	3,051	12,063	12,898
Provision for income
taxes	1,234	1,170	1,244	1,192	971	888	381	1,007	3,830	4,257
Net Income	$ 2,506	$ 2,270	$ 2,524	$ 2,314	$ 1,973	$ 2,013	$ 1,230	$ 2,044	$ 8,233	$ 8,641

Basic Earnings per Share	$ 0.32	$ 0.28	$ 0.33	$ 0.29	$ 0.26	$ 0.25	$ 0.17	$ 0.26	$ 1.09	$ 1.08

Diluted Earnings per Share	$ 0.32	$ 0.28	$ 0.33	$ 0.29	$ 0.26	$ 0.25	$ 0.16	$ 0.26	$ 1.07	$ 1.08

Market Price:
High	$7 1/2	$7 5/16	$7 9/16	$7 5/8	$8	$8	$7 3/4	$7 1/2	$8	$8
Low	6 1/16	4 5/8	7 1/16	5	7 1/16	6 7/8	7	5 7/8	6 1/16	4 5/8

"Safe Harbor" Statement under the Private Securities Reform Act of 1995

Certain of the statements contained in this Quarterly Report (other than the financial statements and statements of historical fact), including, without limitation, statements as to management expectations and beliefs presented under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Corporation. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Corporation will be those anticipated by management.

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2001 and thereafter include many factors that are beyond the Corporation's ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; the impact on production output and costs from the availability of energy sources and related pricing; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the market demand and acceptance of the Corporation's existing and new products; changes in the pricing of the products of the Corporation or its competitors; the impact of competitive products; changes in the market for raw or packaging materials which could impact the Corporation's manufacturing costs; changes in the product mix; the loss of a significant customer or supplier; production delays or inefficiencies; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions; disruptions in operations due to labor disputes; the costs and other effects of complying with environmental regulatory requirements; and losses due to natural disasters where the Corporation is self-insured.

While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation's results of operations and financial condition in connection with its preparation of management's discussion and analysis contained in its quarterly reports, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Bairnco Corporation:

We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Orlando, Florida

January 26, 2001

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2000, 1999 and 1998

Bairnco Corporation and Subsidiaries

	2000	1999	1998
Net Sales	$ 187,513,000	$ 168,881,000	$ 156,456,000
Cost of sales	126,957,000	113,734,000	105,873,000
Gross Profit	60,556,000	55,147,000	50,583,000
Selling and administrative expenses	44,012,000	40,145,000	38,554,000
Provision for litigation costs (Note 1)	1,000,000	--	7,500,000
Operating Profit	15,544,000	15,002,000	4,529,000
Interest expense, net	3,481,000	2,104,000	1,998,000
Income before Income Taxes	12,063,000	12,898,000	2,531,000
Provision for income taxes (Note 4)	3,830,000	4,257,000	937,000
Net Income	$ 8,233,000	$ 8,641,000	$ 1,594,000

Basic Earnings per Share of Common Stock (Note 3)	$ 1.09	$ 1.08	$ 0.18

Diluted Earnings per Share of Common Stock (Note 3)	$ 1.07	$ 1.08	$ 0.18

Dividends per Share of Common Stock	$ 0.20	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2000, 1999 and 1998

Bairnco Corporation and Subsidiaries

	2000	1999	1998
Net Income	$ 8,233,000	$ 8,641,000	$ 1,594,000
Other comprehensive income, net of tax:
Currency translation adjustment (Note 1)	(448,000)	(516,000)	173,000
Comprehensive Income	$ 7,785,000	$ 8,125,000	$ 1,767,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2000 and 1999

Bairnco Corporation and Subsidiaries
	2000	1999
Assets
Current Assets:
Cash and cash equivalents	$ 945,000	$ 660,000
Accounts receivable, less allowances of $1,717,000 and $1,136,000, respectively	32,504,000	29,107,000
Inventories:
Raw materials and supplies	6,702,000	5,986,000
Work in process	8,372,000	8,574,000
Finished goods	14,397,000	10,644,000
	29,471,000	25,204,000
Deferred income taxes (Note 4)	3,945,000	4,598,000
Other current assets	3,438,000	3,640,000
Total current assets	70,303,000	63,209,000
Plant and Equipment, at cost:
Land	1,801,000	1,826,000
Buildings and leasehold interests and improvements	18,103,000	17,873,000
Machinery and equipment	96,307,000	81,973,000
	116,211,000	101,672,000
Less - Accumulated depreciation and amortization	(68,870,000)	(61,990,000)
	47,341,000	39,682,000
Cost in Excess of Net Assets of Purchased Businesses, Net (Note 1)	12,828,000	11,822,000
Other Assets (Note 1)	5,297,000	4,432,000
	$135,769,000	$119,145,000
Liabilities and Stockholders' Investment
Current Liabilities:
Short-term debt (Note 6)	$ 5,734,000	$ 4,692,000
Current maturities of long-term debt (Note 6)	3,000,000	--
Accounts payable	11,479,000	10,719,000
Accrued expenses (Note 5)	15,164,000	14,542,000
Total current liabilities	35,377,000	29,953,000
Long-Term Debt (Note 6)	37,456,000	26,591,000
Deferred Income Taxes (Note 4)	6,967,000	5,459,000
Other Liabilities	3,260,000	6,975,000
Commitments and Contingencies (Notes 2, 6 and 10)
Stockholders' Investment (Notes 3, 6 and 7):
Preferred stock, par value $.01, 5,000,000 shares authorized, none issued	--	--
Common stock, par value $.01, 30,000,000 shares authorized, 11,251,899 and 11,198,849 issued, respectively	112,000	112,000
Paid-in capital	49,504,000	49,235,000
Retained earnings	36,445,000	29,719,000
Accumulated Other Comprehensive Income-
Currency translation adjustment (Note 1)	781,000	1,229,000
Treasury stock, at cost, 3,943,565 and 3,402,065 shares, respectively	(34,133,000)	(30,128,000)
Total stockholders' investment	52,709,000	50,167,000
	$135,769,000	$119,145,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2000, 1999 and 1998

Bairnco Corporation and Subsidiaries
	2000	1999	1998
Cash Flows from Operating Activities:
Net income	$ 8,233,000	$ 8,641,000	$ 1,594,000
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	9,097,000	7,365,000	6,688,000
(Gain) loss on disposal of plant and equipment	(106,000)	12,000	(13,000)
Deferred income taxes	2,161,000	2,086,000	(2,751,000)
Change in operating assets and liabilities:
(Increase) in accounts receivable, net	(2,597,000)	(1,553,000)	(1,033,000)
(Increase) decrease in inventories	(3,275,000)	544,000	2,117,000
Decrease (increase) in other current assets	198,000	(1,960,000)	1,125,000
Increase (decrease) in accounts payable	894,000	1,749,000	(38,000)
Increase in accrued expenses	164,000	376,000	2,204,000
Other	(4,620,000)	(1,592,000)	4,223,000
Net cash provided by operating activities	10,149,000	15,668,000	14,116,000

Cash Flows from Investing Activities:
Capital expenditures	(6,388,000)	(5,670,000)	(5,976,000)
Payment for purchased businesses, net of cash acquired	(13,337,000)	--	(8,423,000)
Proceeds from sale of plant and equipment	140,000	309,000	123,000
Net cash (used in) investing activities	(19,585,000)	(5,361,000)	(14,276,000)

Cash Flows from Financing Activities:
Net increase in short-term debt	1,142,000	280,000	1,676,000
Proceeds from long-term debt	20,500,000	2,575,000	13,470,000
Long-term debt repayments	(6,561,000)	(9,246,000)	(7,400,000)
Payment of dividends	(1,507,000)	(1,592,000)	(1,726,000)
Purchase of treasury stock	(4,005,000)	(2,874,000)	(6,207,000)
Exercise of stock options	269,000	70,000	135,000
Net cash provided by (used in) financing activities	9,838,000	(10,787,000)	(52,000)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(117,000)	318,000	(183,000)
Net increase (decrease) in cash and cash equivalents	285,000	(162,000)	(395,000)
Cash and cash equivalents, beginning of year	660,000	822,000	1,217,000
Cash and cash equivalents, end of year	$ 945,000	$ 660,000	$ 822,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 2,967,000	$ 2,100,000	$ 2,008,000
Income taxes	$ 2,513,000	$ 4,976,000	$ 2,402,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 2000, 1999 and 1998

Bairnco Corporation and Subsidiaries
				Currency
	Common	Paid-in	Retained	Translation	Treasury
	Stock	Capital	Earnings	Adjustment	Stock

Balance, December 31, 1997	112,000	49,030,000	22,802,000	1,572,000	(21,047,000)
Net income	--	--	1,594,000	--	--
Cash dividends ($.20 per share)	--	--	(1,726,000)	--	--
Issuance of 26,450 shares pursuant to exercise of stock options	--	135,000	--	--	--
Acquisition of treasury stock (737,400 shares at cost)	--	--	--	--	(6,207,000)
Currency translation adjustment (Note 1)	--	--	--	173,000	--

Balance, December 31, 1998	112,000	49,165,000	22,670,000	1,745,000	(27,254,000)
Net income	--	--	8,641,000	--	--
Cash dividends ($.20 per share)	--	--	(1,592,000)	--	--
Issuance of 11,625 shares pursuant to exercise of stock options	--	70,000	--	--	--
Acquisition of treasury stock (497,900 shares at cost)	--	--	--	--	(2,874,000)
Currency translation adjustment (Note 1)	--	--	--	(516,000)	--

Balance, December 31, 1999	$112,000	$49,235,000	$29,719,000	$1,229,000	$(30,128,000)
Net income	--	--	8,233,000	--	--
Cash dividends ($.20 per share)	--	--	(1,507,000)	--	--
Issuance of 53,050 shares pursuant to exercise of stock options	--	269,000	--	--	--
Acquisition of treasury stock (541,500 shares at cost)	--	--	--	--	(4,005,000)
Currency translation adjustment (Note 1)	--	--	--	(448,000)	--

Balance, December 31, 2000	$112,000	$49,504,000	$36,445,000	$ 781,000	$(34,133,000)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO COSOLIDATED FINANCIAL STATEMENTS

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

Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidated statements of cash flows:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with a maturity of less than three months as cash and cash equivalents for the purposes of the consolidated statements of cash flows.

Certain reclassifications were made to prior year balances in order to conform to the current year presentation.

Inventories:

Inventories are stated at the lower of cost or market. Inventory costs include material, labor and overhead. Inventories are stated principally on a first-in, first-out (FIFO) basis.

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

Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes. Depreciation expense of $8,632,000, $6,992,000 and $6,509,000 was recognized during 2000, 1999 and 1998, respectively.

Cost in excess of net assets of purchased businesses:

Cost in excess of net assets of purchased businesses acquired prior to 1971 of approximately $3.5 million is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $11,709,000 and $10,298,000 at December 31, 2000 and 1999, respectively, is being amortized over periods of 15 to 40 years. Accumulated amortization at December 31, 2000 and 1999 was $2,367,000 and $1,964,000, respectively. Amortization expense of $425,000, $335,000 and $147,000 was recognized during 2000, 1999 and 1998, respectively.

Impairment of long-lived assets:

At each balance sheet date, the Corporation evaluates the realizability of its long-lived assets based upon expectations of non-discounted cash flows and operating income for each division. Based upon its most recent analysis, the Corporation believes that no material impairment of its long-lived assets exists at December 31, 2000.

Intangibles:

Intangible assets of purchased businesses, net of amortization, are included in other assets and totaled $45,000 and $85,000 at December 31, 2000 and 1999, respectively. These items are amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $40,000 during 2000, $38,000 during 1999 and $32,000 during 1998.

Revenue recognition:

Revenues are recognized when products are shipped or when services are rendered. Service revenues consist of repair and maintenance work performed on equipment used in the supermarket industry.

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

Accrued expenses-litigation:

The Corporation accrues for the estimated costs to defend existing lawsuits, claims and proceedings where it is probable that it will incur such costs in the future. These non-discounted accruals are management's best estimate of the most likely cost to defend the litigation based on discussions with counsel. Such estimates are reviewed and evaluated in light of ongoing experiences and expectations and could substantially exceed the current best estimates which would have a material impact on the results of operations of the period in which the change in estimate was recorded. Any changes in estimates from this review process are reflected in operations currently.

In the fourth quarter of 1998, Bairnco recorded a $7,500,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 1998 by $4.7 million or approximately $.54 diluted earnings per common share. In the fourth quarter of 2000, Bairnco recorded an additional $1,000,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 2000 by $640,000 or approximately $.09 diluted earnings per common share. The litigation provisions added to the existing reserves for asbestos-related litigation expenditures due to changes in the estimates to defend the Transaction Lawsuit (refer to Management's Discussion and Analysis and Note 10 to Consolidated Financial Statements). Through December 31, 2000, approximately $6.8 million of the litigation reserve had been spent. The remaining reserves are included in accrued expenses and other long-term liabilities in the Corporation's consolidated balance sheet. The level of reserves assumes a vigorous defense of the case through discovery, summary judgment motions and trial at the end of 2002.

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

Stock options:

The Corporation accounts for stock options under Accounting Principles Board Opinion No. 25 ("APB 25"), under which no compensation expense has been recognized (refer to Note 7 to Consolidated Financial Statements). In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for years beginning after December 15, 1995. SFAS 123 established financial accounting and reporting standards for stock-based employee compensation plans. The statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB 25, but requires pro-forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance for SFAS 123 been adopted.

Had SFAS 123 been implemented, the Corporation's net income and earnings per share would have been reduced to the amounts indicated below:
	2000	1999	1998
Net income (in thousands):
As reported	$ 8,233	$ 8,641	$ 1,594
Pro forma	$ 8,147	$ 8,529	$ 1,529
Basic earnings per share:
As reported	$ 1.09	$ 1.08	$ 0.18
Pro forma	$ 1.08	$ 1.07	$ 0.18
Diluted earnings per share:
As reported	$ 1.07	$ 1.08	$ 0.18
Pro forma	$ 1.06	$ 1.06	$ 0.17

In preparing these disclosures, the Corporation determined the values using the Black Scholes model based on the following assumptions for 2000: expected lives of 7 years, volatility of 35.8%, a risk-free rate of 5.5% and a dividend yield of 2.75%.

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

The carrying amount of the Corporation's short-term and long-term debt approximates fair value, since the debt is at floating rates and therefore approximates rates currently offered to the Corporation for debt of the same remaining maturities.

Accounting for derivatives:

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which will require the Corporation to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. SFAS 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133," is effective for all fiscal years beginning after June 15, 2000. SFAS 133 should not be applied retroactively to financial statements of prior periods. The Corporation will adopt SFAS 133, as amended, on January 1, 2001. Had SFAS 133 been implemented, the Corporation's results of operations and financial position for the year ended December 31, 2000 would not have been materially impacted.

(2) Acquisitions

On February 16, 2000, Bairnco purchased certain assets of the materials business ("Signtech") of Signtech USA, Ltd. for approximately $14.5 million. Signtech manufactures and distributes flexible reinforced vinyl materials used as the substrate in flexible faced sign systems. Signtech's products are sold primarily on a specification basis for corporate specified programs using various striping, heat transfer and screen print applications. The transaction was accounted for as a purchase and was financed with long-term debt. The purchase price exceeded the fair value of net assets acquired by approximately $1.5 million and the resultant goodwill is being amortized on a straight-line basis over 15 years. The results of operations of Signtech are included in the accompanying consolidated financial statements from the date of acquisition.

The pro forma adjustments are based upon available information and certain assumptions that the Corporation believes are reasonable. The pro forma information does not purport to represent the actual results of operations as if the acquisition had occurred at the beginning of 1998. In addition, the pro forma information may not be indicative of future results.

Pro Forma Information
(in thousands, except per share data)	1999	1998

Net sales	$185,129	$185,930
Net income	$ 9,187	$ 2,452
Basic earnings per share	$ 1.15	$ 0.28
Diluted earnings per share	$ 1.14	$ 0.28

On January 10, 2001, Bairnco purchased selected net assets ("Viscor") of Viscor, Inc. Viscor's engineered, coated products include transfer adhesives, single and double-coated foam and film tapes, and other custom coated products. Viscor's sales for the six months ended December 31, 2000 were approximately $3.4 million. The transaction was accounted for as a purchase and was financed with long-term debt. The purchase price exceeded the fair value of net assets acquired by approximately $0.4 million and the resultant goodwill is being amortized on a straight-line basis over 15 years. The terms of Viscor's asset purchase agreement provide for additional consideration to be paid by Bairnco if Viscor's results of operations exceed certain targeted levels. Such additional consideration will be paid semi-annually in cash and is recorded when earned as additional purchase price. The maximum amount of contingent consideration is approximately $4.5 million payable over the 5-year period ended December 31, 2005.

(3) Earnings per Share

The Corporation accounts for earnings per share ("EPS") under Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). The following disclosures comply with the requirements of SFAS 128.

	2000	1999	1998
Basic Earnings per Common Share:

Net Income	8,233,000	8,641,000	1,594,000
Average common shares outstanding	7,567,000	7,965,000	8,655,000
Basic Earnings Per Common Share	$ 1.09	$ 1.08	$ 0.18

Diluted Earnings per Common Share:

Net Income	$ 8,233,000	$ 8,641,000	$ 1,594,000

Average common shares outstanding	7,567,000	7,965,000	8,655,000
Common shares issuable in respect
to options issued to employees,
with a dilutive effect	111,000	73,000	163,000
Total diluted common shares outstanding	7,678,000	8,038,000	8,818,000

Diluted Earnings Per Common Share	$ 1.07	$ 1.08	$ 0.18

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share includes the effect of all dilutive stock options.

(4) Income Taxes

The components of income before income taxes and the provisions for domestic and foreign income taxes are as follows:
	2000	1999	1998
Income before Income Taxes:
Domestic	$10,968,000	$11,002,000	$ 1,187,000
Foreign	1,095,000	1,896,000	1,344,000
Total Income before Income Taxes	$12,063,000	$12,898,000	$ 2,531,000

Provision for Income Taxes:
Domestic:
Currently payable	$ 1,068,000	$ 2,145,000	$ 3,266,000
Deferred	2,369,000	1,359,000	(2,688,000)
Foreign:
Currently payable	601,000	618,000	422,000
Deferred	(208,000)	135,000	(63,000)
Total Provision for Income Taxes	$ 3,830,000	$ 4,257,000	$ 937,000

Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

	2000	1999	1998
Current Deferred Tax Items:
Accrued Expenses	$ 2,411,000	$ 3,002,000	$ 2,840,000
Inventories	1,150,000	1,458,000	977,000
Other	384,000	138,000	320,000
Net Current Deferred Tax Asset	3,945,000	4,598,000	4,137,000

Non-Current Deferred Tax Items:
Fixed Assets	(4,982,000)	(5,086,000)	(3,539,000)
Pensions	(1,584,000)	(1,386,000)	(1,273,000)
Intangible Assets	6,000	(6,000)	(13,000)
Provision for litigation cost	204,000	1,360,000	1,700,000
Other	(611,000)	(341,000)	213,000
Net Non-Current Deferred Tax Liability	(6,967,000)	(5,459,000)	(2,912,000)

Net Deferred Tax Asset (Liability)	$ (3,022,000)	$ (861,000)	$ 1,225,000

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences. As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

In 2000, 1999 and 1998 the Corporation's effective tax rates were 31.8%, 33.0% and 37.0%, respectively, of income before income taxes. An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

	2000	1999	1998
Computed income taxes at statutory rate	$ 4,101,000	$ 4,385,000	$ 861,000
State and local taxes, net of federal tax benefit	285,000	283,000	64,000
Dividend income	89,000	-	-
Amortization of goodwill	62,000	51,000	9,000
Foreign income taxed at different rates	21,000	107,000	(98,000)
Tax credits	(131,000)	(13,000)	(31,000)
Benefit of Foreign Sales Corporation	(558,000)	(473,000)	(270,000)
Other, net	(39,000)	(83,000)	402,000
Provision for income taxes	$ 3,830,000	$ 4,257,000	$ 937,000

Provision has not been made for US income taxes on approximately $4.1 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.

(5) Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2000 and 1999, respectively:

	2000	1999

Salaries and wages	$ 2,978,000	$ 3,114,000
Income taxes	262,000	550,000
Insurance	3,475,000	3,581,000
Litigation	2,226,000	2,588,000
Other accrued expenses	6,223,000	4,709,000
Total accrued expenses	$15,164,000	$14,542,000

(6) Debt and Lease Commitments

Long-term debt consisted of the following as of December 31, 2000 and 1999, respectively:

	2000	1999

Revolving Credit Notes	$19,456,000	$23,591,000
Term loan	18,000,000	--
Industrial Revenue Bonds	3,000,000	3,000,000
	40,456,000	26,591,000
Less: Current Maturities	3,000,000	--
Total	$37,456,000	$26,591,000

The Corporation has a credit agreement (the "Credit Agreement") with a consortium of four banks led by Bank of America, N.A., and including SunTrust Bank, First Union National Bank, N.A., and Allfirst Bank. The Credit Agreement provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2000 of $46 million and a letter of credit facility of $9 million, although the letter of credit facility may be decreased to $5.0 million or increased to $15 million with a corresponding change in the revolving credit facility. The Credit Agreement also includes a five-year term loan credit facility of $20 million subject to quarterly amortization of principal of $500,000 in 2000, $750,000 in 2001, $1,000,000 in 2002, $1,250,000 in 2003 and $1,500,000 in 2004. At December 31, 2000, $18.0 million was outstanding under the term loan and $19.5 million of revolving credit was outstanding and payable in 2005. In addition, approximately $6.4 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements. $3.3 million of the letters of credit guarantee various insurance activities. An outstanding $3.0 million letter of credit supports the Industrial Revenue Bonds. Interest rates vary on the revolving credit and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the term loan and revolving credit outstanding at December 31, 2000, were approximately 8.3% on US borrowings and 6.4% on European borrowings. A commitment fee is paid on the unused portion of the total credit. The interest rate on the Industrial Revenue Bonds was approximately 4.7% at December 31, 2000.

Substantially all of the assets of the Corporation and its US subsidiaries are pledged as collateral under the Credit Agreement, which expires on February 22, 2005, although the term loan expires on December 31, 2004

The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. At December 31, 2000 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has other short-term debt outstanding at rates of 6.7% to 7.5% due in 2001. This short-term debt consists of lines of credit with domestic and foreign financial institutions to meet short-term working capital needs.

The annual maturity requirements for long-term debt due after December 31, 2001, are summarized as follows:

Year Ended December 31,
2002	4,000,000
2003	8,000,000
2004	6,000,000
2005	19,456,000
Total Long-term Debt	$ 37,456,000

Leases:

The Corporation leases certain property and equipment under various operating lease arrangements that expire over the next 9 years. Future minimum lease payments under scheduled operating leases that have initial or remaining noncancellable terms in excess of one year are as follows:

Year Ended December 31,
2001	1,742,000
2002	1,786,000
2003	971,000
2004	387,000
2005	389,000
2006 and thereafter	942,000
Total Minimum Payments	$ 6,217,000

Rent expense for all operating leases amounted to approximately $1.7 million for the year ended December 31, 2000.

(7) Stock Options

The Corporation has a stock incentive plan which was established in 1990 (the "1990 Plan") and expired in 2000. The expiration of the 1990 Plan had no effect on any stock options then outstanding. On April 21, 2000, the shareholders of the Corporation approved the Bairnco 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan permits the grant of options to purchase not more than 750,000 shares of common stock. The 2000 Plan provides for the grant of non-qualified options and options qualifying as incentive stock options under the Internal Revenue Code to officers and other key executive and management employees, and to each outside Director of the Corporation at an option price equal to the fair market value on the date of grant. Non-qualified stock options may also be granted at book value. The term of each option may not exceed 10 years from the date the option becomes exercisable (or, in the case of an incentive stock option, 10 years from the date of grant).

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 250,000 shares of common stock at option prices equal to the fair market value on the date of grant. Two-thirds of these performance options became exercisable as a result of the Corporation's earnings performance in 1992 and 1995. The remaining one-third became fully exercisable on May 31, 2000. These options remain exercisable for ten years from the date they first become exercisable.

Changes in the stock options granted under the 1990 Plan during 2000, 1999 and 1998 were as follows:

	2000		1999		1998
		Wtd Avg		Wtd Avg		Wtd Avg
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at Beginning of year	688,225	$6.12	646,950	$6.09	633,750	$5.89
Granted	10,500	6.40	96,500	6.62	52,625	8.20
Exercised	(53,050)	5.07	(11,625)	6.04	(26,450)	5.13
Canceled	(22,525)	6.80	(43,600)	6.83	(12,975)	6.75
Outstanding at End of year	623,150	$6.19	688,225	$6.12	646,950	$6.09

Exercisable at End of year	533,386	$6.06	465,964	$5.86	461,813	$5.79

At December 31, 1999 and 1998, 1,397,925 and 1,450,825 shares, respectively, were available for option grants under the 1990 Plan. No shares were available for grants under the 1990 Plan as of December 31, 2000. The weighted average contractual life of the 623,150 options outstanding at December 31, 2000 was 5.7 years.

Changes in the stock options granted under the 2000 Plan during 2000 were as follows:

	2000
		Wtd Avg
		Exercise
	Options	Price
Granted	27,800	$7.42
Canceled	(700)	7.13
Outstanding at End of year	27,100	$7.43

At December 31, 2000, no options were exercisable under the 2000 Plan and 722,900 shares were available for option grants. The weighted average contractual life of the 27,100 options outstanding at December 31, 2000 was 12.1 years.

There were no charges to income in connection with stock option grants or exercises during 2000, 1999 and 1998.

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

The following table describes the funded status of US pension plans:

	2000	1999
Change in Benefit Obligation:
Benefit obligation at September 30, 1999 and 1998, respectively	$ 27,790,000	$ 28,903,000
Service cost	868,000	867,000
Interest cost	2,041,000	1,935,000
Actuarial loss (gain)	350,000	(2,390,000)
Benefits paid	(1,645,000)	(1,525,000)
Benefit obligation at September 30, 2000 and 1999, respectively	29,404,000	27,790,000

Change in Plan Assets:
Fair value of plan assets at September 30, 1999 and 1998, respectively	33,858,000	30,806,000
Actual return on plan assets	2,991,000	4,340,000
Employer contributions	464,000	216,000
Benefits paid	(1,624,000)	(1,504,000)
Fair value of plan assets at September 30, 2000 and 1999, respectively	35,689,000	33,858,000

Funded status	6,285,000	6,068,000
Unrecognized net transition obligation	151,000	250,000
Unrecognized prior service cost	174,000	211,000
Unrecognized net actuarial (gain)	(2,524,000)	(3,032,000)
Prepaid pension costs at September 30, 2000 and 1999, respectively	4,086,000	3,497,000
Fourth quarter accruals	32,000	8,000
Fourth quarter contributions	5,000	58,000
Prepaid pension costs at yearend	$ 4,123,000	$ 3,563,000

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with plan assets in excess of accumulated benefit obligations were $28,968,000, $26,769,000 and $35,689,000, respectively, at September 30, 2000, and $25,013,000, $22,879,000 and $31,622,000, respectively, at September 30, 1999. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $436,000, $398,000 and $0, respectively, at September 30, 2000, and $2,777,000, $2,734,000 and $2,236,000, respectively, at September 30, 1999.

The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.5% at September 30, 2000 and 1999. The rate of projected pay increases, where applicable, was 5% at both September 30, 2000 and 1999. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 2000 and 1999.

Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

	2000	1999

Prepaid benefit cost	$ 4,492,000	$ 3,620,000
Accrued benefit liability	(406,000)	(499,000)
Intangible asset	-	376,000
Net amount recognized at September 30	4,086,000	3,497,000
Fourth quarter accruals	32,000	8,000
Fourth quarter contributions	5,000	58,000
Net amount recognized at December 31	$ 4,123,000	$ 3,563,000

Net periodic pension cost for the US plans included the following:

	2000	1999	1998

Service cost-benefits earned during the year	$ 856,000	$ 905,000	$ 752,000
Interest cost on projected benefit obligation	2,074,000	1,940,000	1,918,000
Expected return on plan assets	(3,137,000)	(3,027,000)	(2,722,000)
Amortization of net obligation at date of transition	99,000	99,000	99,000
Amortization of prior service cost	33,000	53,000	56,000
Amortization of accumulated losses	(54,000)	-	-
Net periodic pension cost	$ (129,000)	$ (30,000)	$ 103,000

(9) Reportable Segment Data

Operating segments are components of an enterprise that:

  Engage in business activities from which they may earn revenues and incur expenses,

  Whose operating results are regularly reviewed by the company's chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and

  For which discrete financial information is available.

Operating segments with similar products and services, production processes, types of customers, and sales channels are combined into reportable segments for disclosure purposes. Bairnco has two reportable segments - the Arlon Engineered Materials and Components segment and the Kasco Replacement Products and Services segment.

The Arlon Engineered Materials and Components segment designs, manufactures and sells laminated and coated materials to the electronic, industrial and commercial markets under the Arlon® and Calon® brand names. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry. Among the products included in this segment are high technology materials for the printed circuit board industry, vinyl films for graphics art applications, foam tapes used in window glazing, electrical and thermal insulation products, and silicone rubber products for insulating tapes and flexible heaters.

The Kasco Replacement Products and Services segment manufactures, sells and services products and equipment used in supermarkets, meat and deli operations, and meat, poultry, and fish processing plants throughout the United States, Canada and Europe. It also manufactures and sells small band saw blades for cutting wood and metal, and large band saw blades for use at lumber mills.

Bairnco evaluates segment performance based on income before interest and taxes and excluding allocation of headquarters expense. Segment income and assets are measured on a basis that is consistent with the methods described in the summary of significant accounting policies. Segment assets exclude US deferred income taxes and assets attributable to US employee benefit programs. Inter-segment transactions are not material. No customer accounts for 10% or more of consolidated revenue .

Financial information about the Corporation's operating segments for the years ended December 31, 2000, 1999 and 1998 is as follows:

		Operating			Capital	Depreciation/
	Net Sales	Profit (Loss)		Assets	Expenditures	Amortization

2000
Arlon	$145,301,000	$20,249,000		$ 88,529,000	$2,948,000	$5,623,000
Kasco	42,212,000	109,000		35,333,000	3,276,000	3,403,000
Headquarters	--	(4,814,000)	(a)	11,907,000	164,000	71,000
Total	$187,513,000	$15,544,000		$135,769,000	$6,388,000	$9,097,000

1999
Arlon	$120,640,000	$15,815,000		$ 69,915,000	$1,761,000	$4,407,000
Kasco	48,241,000	3,319,000		39,294,000	3,719,000	2,871,000
Headquarters	--	(4,132,000)		9,936,000	190,000	87,000
Total	$168,881,000	$15,002,000		$119,145,000	$5,670,000	$7,365,000

1998
Arlon	$107,736,000	$12,698,000		$ 72,880,000	$2,925,000	$3,952,000
Kasco	48,720,000	3,085,000		38,215,000	3,022,000	2,676,000
Headquarters	--	(11,254,000)	(b)	7,460,000	29,000	60,000
Total	$156,456,000	$ 4,529,000		$118,555,000	$5,976,000	$6,688,000

(a) Includes impact of $1.0 million (pre-tax) provision for litigation costs

(b) Includes impact of $7.5 million (pre-tax) provision for litigation costs.

The Corporation has operations in Canada and several European countries. Information about the Corporation's operations by geographical area for the years ended December 31, 2000, 1999 and 1998 is as follows:

	Sales to External Customers	Long-lived Segment Assets
2000
United States	$167,169,000	$55,731,000
France	10,669,000	237,000
Other Foreign	9,675,000	3,981,000

1999
United States	$145,454,000	$46,815,000
France	13,125,000	253,000
Other Foreign	10,302,000	4,370,000

1998
United States	$133,005,000	$48,109,000
France	12,821,000	218,000
Other Foreign	10,630,000	4,997,000

(10) Contingencies

Bairnco and its subsidiaries are among the defendants in a lawsuit pending in the U.S. District Court for the Southern District of New York (the "Transactions Lawsuit") in which it is alleged that Bairnco and others are derivatively liable for the asbestos-related claims against its former subsidiary, Keene Corporation ("Keene"). The plaintiffs in the Transactions Lawsuit are the trustees of Keene Creditors Trust ("KCT"), a successor in interest to Keene. In the Transactions Lawsuit complaint, the KCT alleges that certain sales of assets by Keene to other subsidiaries of Bairnco were fraudulent conveyances and otherwise violative of state law, as well as being violative of the civil RICO statute, 18 U.S.C. Section 1964. The complaint seeks compensatory damages of $700 million, interest, punitive damages, and trebling of the compensatory damages pursuant to civil RICO. In a series of decisions that remain subject to appeal, the court has dismissed plaintiff's civil RICO claims; dismissed 14 of the 21 defendants named in the complaint; and partially granted defendants' motions for summary judgment on statute of limitations grounds. Discovery is now underway as to the remaining claims and defendants. The court has entered a scheduling order requiring the completion of all discovery (including expert discovery) by January 18, 2002. A trial date has not been set, but the Court has scheduled a conference for January 18, 2002, to determine dates for filing a pretrial order, for trial, and/or for any pretrial motions. These dates remain subject to adjustment based upon the progress of discovery.

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

Bairnco also is the defendant in a separate action by the KCT (the "NOL Lawsuit"), also pending in the United States District Court for the Southern District of New York, in which the KCT seeks the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses ("NOL Refunds"), notwithstanding certain provisions of applicable tax sharing agreements between Keene and Bairnco. (As with the Transactions Lawsuit, the NOL Lawsuit was commenced during Keene's Chapter 11 case and, pursuant to the Keene Plan, the KCT became the plaintiff in the lawsuit and the lawsuit was moved from the Bankruptcy Court to the District Court.) Pending resolution of the NOL Lawsuit, any refunds actually received are to be placed in escrow. Through December 31, 2000, approximately $28.5 million of NOL Refunds had been received and placed in escrow. There can be no assurance whatsoever that resolution of the NOL Lawsuit will result in the release of any portion of the NOL Refunds to Bairnco.

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

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2000.

CORPORATE INFORMATION

Corporate Office

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

(407) 875-2222

www.bairnco.com

Principal Facilities

Bear, Delaware

Dallas, Texas

East Providence, Rhode Island

Northbrook, Illinois

Rancho Cucamonga, California

St. Louis, Missouri

San Antonio, Texas

Santa Ana, California

Gwent, Wales, United Kingdom

Paris, France

Pansdorf, Germany

Transfer Agent and Registrar

Trust Company Bank

P.O. Box 4625

Atlanta, Georgia 30302

(800) 568-3476

Independent Certified Public Accountants

Arthur Andersen LLP

200 South Orange Avenue, Suite 2100

Orlando, Florida 32801

(407) 841-4601

Stock Listing

Bairnco common stock is listed on the New York Stock Exchange.

Symbol - BZ.

Annual Meeting

The annual stockholders meeting will be held at Bairnco's Corporate Office on April 19, 2001 at 9:00 a.m.

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