Form 10-K, Exhibit 13
period 2001-12-31
BAIRNCO CORP /DE/
filed 2002-03-15
CIK 350750

EXHIBIT 13

BAIRNCO CORPORATION

2001 ANNUAL REPORT

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

Our objectives

Bairnco believes that concentrating its resources in selected market niches can provide the basis to achieve both superior profitability and growth. Management's long-term objectives are to achieve:

10% compound rate of earnings growth

20% return on stockholders' investment

15% return on total capital employed

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

• Superior rewards for superior performance

• Have fun - enjoy your work and your life

CONTENTS
Financial Highlights	1
Letter to Our Stockholders	2
Engineered Materials & Components (Arlon)	4
Replacement Products & Services (Kasco)	7
Directors and Management	8
Financial History	9
Management's Discussion and Analysis	10
Quarterly Results of Operations	13
Report of Independent Certified Public Accountants	14
Consolidated Financial Statements	15
Notes to Consolidated Financial Statements	19

FINANCIAL HIGHLIGHTS

				Percentage	Change
(In thousands except per share data)	2001	2000	1999	01/00	00/99
Net Sales	$ 160,369	$ 187,513	$ 168,881	(14%)	11%

Earnings before interest, provision for litigation costs and taxes (a)	$ 7,395	$ 16,544	$ 15,002	(55%)	10%

Operating Profit	$ 1,195	$ 15,544	$ 15,002	(92%)	4%

Net Income (Loss)	$ (308)	$ 8,233	$ 8,641	(104%)	(5%)

Diluted Earnings per Share	$ (0.04)	$ 1.07	$ 1.08	(104%)	(1%)

Cash Dividends per Share	$ 0.20	$ 0.20	$ 0.20	0%	0%

Stockholders' Investment per Average
Diluted Common Share Outstanding	$ 6.83	$ 6.86	$ 6.24	(0%)	10%

Total Assets	$ 118,255	$ 135,769	$ 119,145	(13%)	14%

Stockholders' Investment	$ 50,018	$ 52,709	$ 50,167	(5%)	5%

Weighted Average Diluted Common Shares Outstanding	7,321	7,678	8,038	(5%)	(4%)

(a) Excludes impact of provision for litigation costs of $6.2 million (pre-tax) in 2001 and $1.0 million (pre-tax) in 2000.

(Data for Bar Charts for Five Years 1997 to 2001; in 000's)

Year	Net Sales	Operating Profit	Net Income (Loss)	Diluted Earnings (Loss) per Share

1997	$158,708	$15,592	$8,771	$0.94
1998	$156,456	$4,529	$1,594	$0.18
1998(b)	$156,456	$12,029	$6,320	$0.72
1999	$168,881	$15,002	$8,641	$1.08
2000	$187,513	$15,544	$8,233	$1.07
2000(b)	$187,513	$16,544	$8,873	$1.16
2001	$160,369	$1,195	$(308)	$(0.04)
2001(b)	$160,369	$7,395	$3,660	$0.50

(b) Prior to impact on operating profit, net income and diluted earnings per share of $7.5 million (pre-tax) provision for litigation costs in the fourth quarter of 1998, $1.0 million (pre-tax) provision for litigation costs in the fourth quarter of 2000 and $6.2 million (pre-tax) provision for litigation costs in the third quarter of 2001.

LETTER TO OUR STOCKHOLDERS

2001 was a challenging year as the economy and our served markets were substantially weaker that we had anticipated. As the year unfolded our plan was to maintain our core competencies, maximize cash generation, continuously reduce costs in line with the respective market outlooks and continue to invest in new products for future growth.

Aggressive working capital management, reduced capital expenditures and expense control gave rise to strong cash generation which resulted in debt being reduced by $12.6 million even after a small acquisition. Cost reduction actions continued throughout 2001. Bairnco ended the year in strong financial condition.

It appears many of our served markets are now bottoming although no meaningful recovery is expected until well into 2002. The combined effects of both completed and continuing cost reductions together with smaller inventory reductions are expected to produce improved results for the second half and full year 2002 as compared to 2001 excluding the litigation charge.

FINANCIAL RESULTS

Sales for the year ended December 31, 2001 decreased 14.5% to $160,369,000 from $187,513,000 in 2000. The economy and especially the wireless telecommunication and electronic materials markets deteriorated throughout 2001. The tragic events of September 11 further contributed to the economic slowdown. Arlon's sales decreased 13.3% from last year. There were widespread and varying declines in all markets served with certain electronics markets being down over 50%. The Viscor acquisition in the first quarter increased Arlon's sales approximately 5.5%. Kasco's sales decreased 18.6% as compared to the last year due to lower seasoning sales as a major chain shifted its ready-to-cook meat products to central processors at the end of 2000 and selected supermarket chains shifted towards case-ready product offerings.

Gross profit decreased 23.2% to $46,535,000 from $60,556,000 in 2000 due to reduced sales and reduced pricing due to competitive pressures in the recessionary economy. Gross profit was further reduced by lower production levels which reduced inventories by $4.5 million during the year (excludes the initial increase in inventories due to the Viscor acquisition). The gross profit margin as a percent of sales decreased to 29.0% from 32.3%.

In the third quarter of 2001, Bairnco recorded a $6.2 million pre-tax provision for litigation in connection with a change in estimate to defend the Transactions Lawsuit. Bairnco recorded a similar $1.0 million charge in the fourth quarter of 2000. The $6.2 million provision for litigation reduced net income in 2001 by approximately $3,968,000, or $.54 per share. The $1.0 million provision for litigation reduced net income in 2000 by approximately $640,000, or $.09 per share.

Selling and administrative expenses, which exclude the litigation provisions, decreased 11.1% to $39,140,000 from $44,012,000 as costs were reduced in light of the depressed markets and continuing efforts to improve Kasco's financial performance. As a percent of sales, selling and administrative expenses increased to 24.4% in 2001 as compared to 23.5% in 2000.

Operating profit before the litigation provisions was $7,395,000 in 2001, a decrease of 55.3% from $16,544,000 in 2000.

Net interest expense decreased to $2,486,000 in 2001 as compared to $3,481,000 in 2000 due to debt reductions that resulted from strong cash generation as working capital efficiency was improved and capital expenditures were reduced, as well as lower average interest rates. No shares were repurchased on the open market during 2001.

Income before income taxes in 2001 decreased to a loss of $(1,291,000) as compared to income of $12,063,000 in 2000. Excluding the litigation provisions, income before income taxes decreased 62.4% to $4,909,000 from $13,063,000 in 2000.

The effective tax rate increased to 76.1% as compared to 31.8% in 2000 due primarily to the pre-tax operating loss position in 2001 resulting from the impact of the $6.2 million provision for litigation and the benefits of the foreign sales corporation on both years. The effect of the higher tax rate is a larger tax benefit from the loss. Net income decreased to a loss of $(308,000) in 2001 from income of $8,233,000 in 2000. Diluted earnings per common share decreased to a loss of $(0.04) in 2001 from $1.07 in 2000. Excluding the litigation provisions, net income decreased 58.8% to $3,660,000, or $0.50 per share, from $8,873,000 or $1.16 per share in 2000.

PRODUCTIVITY AND CONTINUOUS IMPROVEMENT

As the forecasted bumpy landing for 2001 turned into a major decline, our management teams moved to reduce costs. Material costs were reduced. Headcount declined by 17.9% from 990 at the beginning of the year to 813 at the end of the year, with both numbers including the impact from the Viscor acquisition. Productivity as measured by sales per average employee declined 5.8% as the average number of employees were reduced by 85, or 9.2%, while sales declined 14.5%.

To improve productivity, reduce costs and improve product development focus, Arlon's Northbrook, Illinois plant was closed at yearend and the production was moved to the Santa Ana, California and East Providence, Rhode Island plants. The transitions were coordinated with our major customers and have gone smoothly.

Continuous improvement programs continue with the goal of a meaningful improvement in productivity in 2002.

ACQUISITIONS

On January 10, 2001, Bairnco purchased selected net assets ("Viscor") of Viscor, Inc. located in Dallas, Texas. Viscor's sales for the six months ended December 31, 2000, were approximately $3.4 million.  Viscor's engineered, coated products include transfer adhesives, single and double-coated foam and film tapes, and other custom coated products.

The acquisition complements Arlon's industrial products with product line extensions, product development synergies, and penetration into new customer segments and markets. The acquisition also expanded Arlon's coating and converting capacity.

FINANCIAL MANAGEMENT

Excluding the litigation charges, return on average capital employed decreased to 5.6% from 11.5% last year and return on stockholders' investment decreased to 7.1% in 2001 compared to 17.1% last year.

The Board has authorized management to continue its stock repurchase program in 2002 subject to market conditions and the capital requirements of the business.

Total debt decreased to $33,584,000 from  $46,190,000 at the end of 2000. Debt as a percent of equity decreased to 67.1% from 87.6% in 2000. At year-end 2001, Bairnco had $34.8 million available under its revolving credit agreement.

Working capital as a percent of sales decreased to 16.1% from 18.6%. Our management teams did an excellent job of reducing working capital by 26.1% while sales declined 14.5%, generating approximately $9 million in cash.

Bairnco made $3,081,000 of capital expenditures in 2001 as compared to plan of approximately $10 million and to depreciation and amortization of $9,082,000. In concert with the economic downturn, capital expenditures were reduced and focused on cost reduction projects, necessary equipment replacements, and new information systems software and hardware.

Total capital expenditures planned in 2002 are approximately $5 million. Depreciation is estimated to be approximately $8.3 million. These capital expenditures are for cost reductions and necessary replacements. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

DIVIDEND

The quarterly $.05 per share cash dividend was maintained during the year.

MANAGEMENT

Jim Lambert resigned as VP Finance in February of 2002 to pursue another opportunity. Jim made major contributions to Bairnco and we wish him well in his new job. A search is underway for his replacement.

Especially in a time of cut backs, the retention and development of our key employees is more important than ever. During 2001 the management development program continued to make progress in all operations. To achieve our new product sales goal we continued our investment in existing and new people related to product development. During 2001, the Six-Sigma program was continued in our operations. The continuous improvement and development of all our employees remains a key element in Bairnco's success.

OUTLOOK

2002 is going to be a challenging year. Our industrial markets appear to have bottomed but there are no signs of a near term recovery. The majority of excess inventory in the supply chain between our operations and the final users appears to have been worked down. We anticipate a very modest recovery beginning in mid-2002.

Continuous improvement programs are ongoing. Assuming no further sales decline, only modest working capital improvements are expected. New product development programs will be maintained to grow our business and meet the needs of our customers. Reengineering and severance costs should be substantially lower in 2002 than in 2001. Smaller inventory reductions will lead to improved production levels. We should see the benefit of the full year effect of the cost reductions taken during last year. If there is not a satisfactory replacement to the Foreign Sales Corporation which was eliminated by the ruling of the World Trade Organization, Bairnco's effective tax rate will increase by 3 to 5 percentage points.

Although Arlon's markets appear to have bottomed, there is no expectation that the electronic markets will reach the lofty levels of 2000 or the first quarter of 2001 in the near future. Based on actions taken and continuing new product development, Arlon should have improved earnings for the year. Kasco's reengineering efforts are substantially complete and there is a focused plan for moving forward. Kasco will continue to generate cash and is expected to be profitable in 2002. Bairnco is expecting improved results from current levels but does not expect favorable comparisons to 2001 until the third quarter.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all committed to making 2002 a year of improved results.

Respectfully yours,

/s/ Luke E. Fichthorn III

Luke E. Fichthorn III

Arlon Engineered Materials and Components

Bairnco designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets under the Arlon brand identity. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry.

Arlon Materials for Electronics is known worldwide as a premier supplier of high technology materials for the printed circuit board (PCB) industry. In North America, a direct technical sales force and distributors market these products to PCB manufacturers and original equipment manufacturers (OEM's). In Europe and Asia-Pacific, direct technical sales specialists support a broad network of distributors and manufacturers' representatives.

PHOTO - Arlon's Polyimide Thermount® laminates are used in flat panel flight instrumentation displays (Thermount® is a trade name of the DuPont Company).

Our Electronic Substrates product line includes a variety of specialty polyimide and epoxy laminates as well as other high performance thermoset products. These materials are used in demanding commercial and military market applications including high density interconnect (HDI), surface mount technology (SMT), heat sink bonding, semiconductor testing and microvia PCB's. The Microwave Materials product line offers fluoropolymers (i.e. PTFE), ceramic-filled fluoropolymers, and other laminates that deliver the electrical performance needed in the frequency-dependent circuit applications such as analog, digital and personal communication systems (PCS) microwave antennas and base stations. These products are supplied as copper-clad laminates with bonding plies or prepregs for production of multi-layer printed circuits.

PHOTO - A variety of Arlon laminates are used in cellular communications infrastructure including antennas, base stations, and hand sets.

In 2001, Arlon introduced several new products to address critical customer and industry demands:

  Arlon's PIM Series laminates - 880PIM, AD250PIM, AD300PIM, AD320PIM, and AD350PIM - are PTFE-based laminates designed to reduce passive intermodulation (PIM), or signal distortion, in microwave circuits. Arlon's PIM products allow its customers to meet new demands for higher performance levels, particularly in cellular communications infrastructure.
  Arlon's 55ST - Based on Thermount® non-woven aramid material, 55ST represents the next generation of epoxy/Thermount laminate and prepreg. It offers significantly greater inter-laminar bond strength to improve the reliability of device interconnections. This makes 55ST ideal for HDI applications, particularly those used in products such as cell phones, personal digital assistants (PDA's) and laptops, which are subject to sudden impact that can damage these device interconnections.
  Arlon's CLTE-LC - Is a high performance, cost effective laminate for customers with extremely demanding functional requirements over a wide range of environmental conditions.

PHOTO - A broad product line including both vinyl films with flexible substrates enables us to more fully meet the stringent needs of a corporate identity program for custom and standard sizes. The Choice Hotels program uses custom matched Calon® Translucent PSA vinyl along with screen printing on Signtech's reinforced flexible substrates to produce the distinctive signs seen on the Comfort, Quality, and Sleep brands of inns and hotels.

Arlon manufactures and markets, under the Calon® brand name, cast and calendered vinyl films in a wide variety of colors, face stocks and adhesive systems. These vinyl films are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

PHOTO - The petroleum industry is one of the many market segments serviced by Arlon, with customers including Caltex, a member of the Chevron-Texaco family, in addition to Conoco, Ultramar, EKO, and Exxon-Mobil. This industry requires products that are engineered for superior performance under the most demanding conditions. The signage materials used on this Caltex station must stand up to the harshness of gasoline as well as environmental and climatic changes. To ensure conformance, Arlon uses advanced technology and thorough testing to yield consistent results before the products even leave the factory.

We have continued to invest in new product development and to improve the quality of our current product line. Arlon continues to expand the range of available colors and specialty face stocks in order to broaden its product offering to meet the needs of its customers.

PHOTO - Arlon's reinforced flexible substrates provide the best presentation for large and custom corporate signage. They offer maximum versatility and superior reliability. This Autozone sign is an example of the screen-printed faces produced at our San Antonio facility. Arlon makes screen printing a cost-effective process for programs requiring oversized or large quantities of backlit signs and awnings. Plus, with the addition of a protective coating, Arlon's screen-printed faces carry one of the best warranty programs in the industry.

Arlon also manufactures and markets custom-engineered laminates and coated products. Typical applications include insulating foam tapes for thermopane windows, specialty flexible circuit materials, electrical insulation materials for motors and transformers, thermal insulation panels for appliances and cars, durable printing stock, and other custom engineered laminates for specific industrial applications.

PHOTO - The reeler used in Arlon's industrial foam tapes is a high-speed machine that yields reels of tape in lengths of 3000 linear feet or more. Longer reels are especially helpful for our customers in the window industry with automated tape application equipment as it helps improve their productivity and efficiency.

In January 2001, Arlon purchased selected net assets ("Viscor") of Viscor, Inc. Viscor's engineered, coated products include transfer adhesives, single and double-coated foam and film tapes, and other custom products.

The keys to Arlon's success in custom-engineered laminates and coated products are our knowledge base of materials and adhesives technologies and our understanding of customer applications. Our sales engineers and product managers are dedicated to understanding customer requirements and developing product specifications that meet those customer needs.

SAME PHOTO - Arlon's Thermabond® products serve key thermal management roles in a host of demanding aerospace and automotive electronics applications.

SAME PHOTO - Arlon Silicone Technologies Division is the world leader in silicone traction motor insulation. The new primerless technology offers significant productivity improvements.

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

• Insulation for industrial and commercial flexible heaters

• Silicone products for high temperature hose and duct markets

• Insulating tapes for medium and high voltage electrical splices and terminations

• Compliant, thermally or electrically conductive silicone sheet adhesive known as Thermabond™

In 2002, the focus will be continued new product development in high performance hose and duct materials, specialty film adhesives for the electronics market, and unique foil laminated products.

Kasco Replacement Products and Services

Kasco is a leading manufacturer and distributor of products and services to the meat, deli and seafood departments of supermarkets; to meat, poultry and fish processing plants; and to manufacturers and distributors of electrical saws and cutting equipment throughout the United States, Canada and Europe. These products and services include:

• Band saw blades for cutting meat and fish

• Saw blades for cutting wood and metal

• Chopper plates and knives for grinding meat

• Electrical saws and cutting machines

• Seasoning products

• Preventive maintenance and repairs for equipment in retail grocery and restaurant operations

• Other related butcher supply products.

Kasco has manufacturing operations in St. Louis, Missouri; Crumlin, Wales, United Kingdom; and Pansdorf, Germany. In addition, there are distribution facilities in Montreal, Canada and Paris, France. Kasco operates under the names Kasco in the US, Atlantic Services Co. in the UK and Canada, Biro France and EuroKasco in France, and Bertram & Graf in Germany.

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

PHOTO - Bandsaws

PHOTO - Plates & Knives

2001 was a difficult year for Kasco and the business produced disappointing earnings results. In the US market, Kasco experienced lower seasoning sales as a major chain shifted its ready-to-cook meat products to central processors at the end of last year. In addition, Kasco continued to experience intense competitive pressures as the segment of the retail grocery market that Kasco services continued to contract through retail consolidations and the industry's move to case-ready product offerings. Kasco's European business units had earnings unfavorably impacted by the strength of the US dollar versus the Euro and the reduced meat consumption from "mad cow" and "hoof and mouth" disease outbreaks during the first half of 2001.

Kasco made significant changes to its structure during 2001 to reduce costs and it continues to reengineer its business to meet the changes in its market place and return the segment to profitability. Kasco generated approximately $3.8 million of cash during 2001 and reduced its operating expenses by $3.6 million as compared to 2000.

Directors

1. Luke E. Fichthorn III

Chairman and CEO

Bairnco Corporation

2. Charles T. Foley *

President

Estabrook Capital Management, Inc.

3. James A. Wolf *

Business Consultant

4. William F. Yelverton *

International Business Consultant

* Audit Committee member

Management:

1. Robert M. Carini

Vice President

Arlon, Inc.

2. Lawrence C. Maingot

Controller

Bairnco Corporation

3. Elmer G. Pruim

Vice President

Arlon, Inc.

4. Larry D. Smith

Vice President Administration & Secretary

Bairnco Corporation

5. Brian E. Turner

President

Kasco Corporation

FINANCIAL HISTORY

		2001	2000	1999	1998	1997
Summary of Operations ($ in thousands)
Net sales		$160,369	187,513	168,881	156,456	158,708
Gross profit		$46,535	60,556	55,147	50,583	53,996
Earnings before interest, provision for litigation costs and taxes (a)		$7,395	16,544	15,002	12,029	15,592
Operating profit		$1,195	15,544	15,002	4,529	15,592
Interest expense, net		$2,486	3,481	2,104	1,998	1,834
Income (loss) before income taxes		$(1,291)	12,063	12,898	2,531	13,758
Provision (benefit) for income taxes		$(983)	3,830	4,257	937	4,987
Net income (loss)		$(308)	8,233	8,641	1,594	8,771
Net income excluding the impact of the litigation provisions (a)		$3,660	8,873	8,641	6,320	8,771
Return from operations on:
Net sales	%	(0.2)	4.4	5.1	1.0	5.5
Average stockholders' investment	%	(0.6)	15.9	18.0	3.1	17.4
Average capital employed	%	1.3	10.8	11.9	3.3	12.2

Yearend Position ($ in thousands)
Working capital		$25,801	34,926	33,256	33,259	35,712
Working capital as a % of sales	%	16.1	18.6	19.7	21.3	22.5
Plant and equipment, net		$42,602	47,341	39,682	41,402	39,913
Total assets		$118,255	135,769	119,145	118,555	109,286
Total debt		$33,584	46,190	31,283	37,844	30,318
Stockholders' investment		$50,018	52,709	50,167	46,438	52,469
Capital employed		$83,602	98,899	81,450	84,282	82,787

Per Common Share Data
Income (loss) from continuing operations - Basic Income (loss) from continuing operations - Diluted	$ $	(0.04) (0.04)	1.09 1.07	1.08 1.08	0.18 0.18	0.96 0.94
Diluted earnings per share of common stock excluding the impact of litigation provisions (a)		$0.50	1.16	1.08	0.72	0.94
Cash dividend		$0.20	0.20	0.20	0.20	0.20
Stockholders' investment		$6.82	7.21	6.43	5.61	5.83
Market price:
High		$8.4000	8.0000	8.0000	11.3750	11.2500
Low		$5.1500	6.0625	4.6250	5.5625	6.3750

Other Data (in thousands)
Depreciation and amortization		$9,082	9,097	7,365	6,688	6,516
Capital expenditures		$3,081	6,388	5,670	5,976	8,789
Weighted average common shares outstanding		7,321	7,567	7,965	8,655	9,151
Weighted average diluted common shares outstanding		7,321	7,678	8,038	8,818	9,350

Current ratio		1.8	2.0	2.1	2.2	2.6
Number of registered common stockholders		1,148	1,246	1,356	1,436	1,574
Average number of employees		841	926	820	822	850
Sales per employee		$190,700	202,500	205,950	190,340	186,710

(a) Excludes impact of provision for litigation costs of $6.2 million (pre-tax) in 2001, $1.0 million (pre-tax) in 2000 and $7.5 million (pre-tax) in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 15.

RESULTS OF OPERATIONS

Fiscal 2001 Compared to Fiscal 2000

Sales for the year ended December 31, 2001 decreased 14.5% to $160,369,000 from $187,513,000 in 2000. Gross profit decreased 23.2% to $46,535,000 from $60,556,000 in 2000 due to reduced sales, even lower production volumes to reduce inventories, and reduced pricing due to competitive pressures in the recessionary economy. The gross profit margin as a percent of sales decreased to 29.0% from 32.3%. Arlon's sales decreased 13.3% from last year. There were widespread and varying declines in all markets served with certain electronics markets being down over 50%. Kasco's sales decreased 18.6% as compared to the last year due to lower seasoning sales as a major chain shifted its ready-to-cook meat products to central processors at the end of 2000 and selected supermarket chains shifted towards case-ready product offerings. Kasco continues to reengineer its business to meet the changes in its market place and return the segment to profitability. During 2001 Kasco generated approximately $3.8 million of cash. Kasco also reduced operating expenses by approximately $3.6 million during 2001 as compared to last year.

In the third quarter of 2001, Bairnco recorded a $6.2 million (pre-tax) provision for litigation in connection with a change in estimate to defend the Transactions Lawsuit (refer to Note 10 to the consolidated financial statements). Bairnco recorded a similar $1.0 million charge in the fourth quarter of 2000. The $6.2 million provision for litigation reduced net income in 2001 by approximately $3,968,000, or $.54 per share. The $1.0 million provision for litigation reduced net income in 2000 by approximately $640,000, or $.09 per share.

Selling and administrative expenses, which exclude the litigation provisions, decreased 11.1% to $39,140,000 from $44,012,000 as costs were reduced in light of the depressed economy and continuing efforts to improve Kasco's financial performance. As a percent of sales, selling and administrative expenses increased to 24.4% in 2001 as compared to 23.5% in 2000. Operating profit before the litigation provisions was $7,395,000 in 2001, a decrease of 55.3% from $16,544,000 in 2000.

Net interest expense decreased to $2,486,000 in 2001 as compared to $3,481,000 in 2000 due to debt reductions that resulted from strong cash generation as working capital efficiency was improved and capital expenditures were reduced, as well as lower average interest rates. No shares were repurchased on the open market during 2001.

Income before income taxes in 2001 decreased to a loss of $(1,291,000) as compared to income of $12,063,000 in 2000. Excluding the litigation provisions, income before income taxes decreased 62.4% to $4,909,000 from $13,063,000 in 2000.

The effective tax rate increased to 76.1% as compared to 31.8% in 2000 due primarily to the pre-tax operating loss position in 2001 and the benefits of the Foreign Sales Corporation on both years (refer to the rate reconciliation in Note 4 to the consolidated financial statements). The provision (benefit) for income taxes in both years includes all applicable federal, state, local and foreign income taxes.

Net income decreased to a loss of $(308,000) in 2001 from income of $8,233,000 in 2000. Diluted earnings per common share decreased to a loss of $(0.04) in 2001 from $1.07 in 2000. Excluding the litigation provisions, net income decreased 58.8% to $3,660,000, or $0.50 per share, from $8,873,000 or $1.16 per share in 2000.

Fiscal 2000 Compared to Fiscal 1999

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

A $1,000,000 provision for litigation charge was taken in the fourth quarter of 2000 in connection with a change in the estimate to defend the Transaction Lawsuit (refer to Note 10 to the consolidated financial statements). Selling and administrative expenses, excluding the provision for litigation costs, increased 9.6% to $44,012,000 in 2000 compared to $40,145,000 in 1999. As a percent of sales, these expenses declined to 23.5% from 23.8% in 1999. The increase was due primarily to increased sales and the 2000 acquisition. The average number of employees increased by 12.9% with the 2000 acquisition and the growth in production. Excluding acquisitions that were not in the 1999 data, productivity as measured by sales per employee increased 2.8%.

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

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's sources of liquidity include primarily cash generated from operations and amounts available under credit facilities. The Corporation believes that these sources are expected to be sufficient to fund Bairnco's anticipated cash requirements of working capital, capital expenditures, dividends, stock repurchases and other financial commitments in 2002.

The Corporation has in place a credit agreement (refer to Note 6 to the consolidated financial statements) that provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2001 of $46 million and a letter of credit facility of $9 million. This revolving portion of the credit facility expires on February 22, 2005. The credit agreement also includes a term loan credit facility that is subject to quarterly amortization of principal and expires on December 31, 2004.

At December 31, 2001, $33.6 million of total debt was outstanding compared to $46.2 million at the end of 2000. The decrease in debt was due primarily to cash generated from working capital reductions. As of December 31, 2001, approximately $34.8 million was available for borrowing under the Corporation's secured reducing revolving credit agreement. In addition, approximately $4.0 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity decreased to 67.1% at the end of 2001 from 87.6% at the end of 2000 as a result of the reduced borrowings.

A summary of the Corporation's total contractual obligations and other commercial commitments as of December 31, 2001 is as follows:

	Payments Due by Period
Contractual Cash Obligations	Total	2002	2003 & 2004	2005 & 2006	After 2006

Short-term Lines of Credit	$ 4,411,000	$ 4,411,000	$ --	$ --	$ --
Long-term Debt:
Term Loan	15,000,000	4,000,000	11,000,000	--	--
Industrial Revenue Bond	3,000,000	--	3,000,000	--	--
Revolving Line of Credit	11,173,000	--	--	11,173,000	--
Operating Leases	5,458,000	2,143,000	1,678,000	773,000	864,000
Total Contractual Cash Obligations	$39,042,000	$10,554,000	$15,678,000	$11,946,000	$864,000

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total	2002	2003

Standby Letters of Credit	$ 7,591,000	$ 4,585,000	$ 3,006,000
Surety Bonds	850,000	850,000	--
Total Other Commercial Commitments	$ 8,441,000	$ 5,435,000	$ 3,006,000

At December 31, 2001, Bairnco had working capital of $25.8 million compared to $34.9 million at December 31, 2000. The decrease in accounts receivable and inventory reflect the impact of reduced sales and a continuing effort to reduce Bairnco's working capital investment in light of the recessionary economy. The increase in deferred income taxes results primarily from the receivables (refer to Note 4 to the consolidated financial statements) and the increased reserves for litigation. The decrease in payables results from the lower level of purchases to support the reduced sales and production levels.

Bairnco made $3,081,000 of capital expenditures in 2001 as compared to its plan of approximately $10 million. Capital expenditures were focused on cost reduction projects and equipment replacements. Total capital expenditures planned for 2002 are approximately $5 million and depreciation is estimated to be approximately $8.3 million. The planned capital expenditures include quality improvements, cost reduction projects, replacements, new product developments, and new processing equipment.

Bairnco did not repurchase any of its shares of its common stock on the open market during 2001. The diluted average number of shares outstanding in 2001 was 7,321,000, a 4.6% decrease from the 7,678,000 diluted average shares outstanding in 2000. The Board has authorized management to continue its stock repurchase program in 2002 subject to market conditions and the capital requirements of the business.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Forward Looking Statements

Certain of the statements contained in Management's Discussion and Analysis, in other parts of this annual report and in other Corporation filings, are forward-looking statements. These forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management's expectations, assumptions and beliefs concerning future developments and their potential effect upon the Corporation. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Corporation will be those anticipated by management. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2002 and thereafter include many factors that are beyond the Corporation's ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; changes in the pricing of the products of the Corporation or its competitors; the market demand and acceptance of the Corporation's existing and new products; the impact of competitive products; changes in the market for raw or packaging materials which could impact the Corporation's manufacturing costs; changes in the product mix; disruptions in operations due to labor disputes; the loss of a significant customer or supplier; production delays or inefficiencies; the impact on production output and costs from the availability of energy sources and related pricing; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions; the costs and other effects of complying with environmental regulatory requirements; and losses due to natural disasters where the Corporation is self-insured.

While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation's results of operations and financial condition, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of new information, future events or otherwise.

Litigation

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings that are discussed in more detail in Note 10 to the Consolidated Financial Statements. Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2001.

Accounting Developments

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS 142 is effective beginning January 1, 2002; however, goodwill and intangible assets acquired after June 30, 2001, are immediately subject to SFAS 142's provisions. SFAS 142 provides for the non-amortization of goodwill. Goodwill will now be subject to at least an annual assessment for impairment by applying a fair-value based test. Other intangible assets will be amortized over their useful lives (other than indefinite life assets). Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test. This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts. As of December 31, 2001, the Corporation had $12.6 million of goodwill included on its balance sheet and annual amortization of approximately $0.5 million (refer to Note 1 to the consolidated financial statements). The Corporation is currently evaluating the effect that the implementation of the new standard will have on its future results of operations and financial position.

Business Outlook

2002 will be a challenging year. Bairnco's industrial markets appear to have bottomed, but there are no signs of a near term recovery. The majority of excess inventory in the supply chain between our operations and the final users appear to have been worked down. A very modest recovery beginning in mid-2002 is now anticipated.

Continuous improvement programs are ongoing. Assuming no further sales decline, only modest working capital improvements are expected. New product development programs will be maintained to grow Bairnco's businesses and meet the needs of its customers. Reengineering and severance costs should be substantially lower in 2002 than in 2001. Smaller inventory reductions will lead to improved production levels. The benefit of the full year effect of the cost reductions taken during 2001 should be seen in 2002. If there is not a satisfactory replacement to the Foreign Sales Corporation which was eliminated effective January 1, 2002 by the ruling of the World Trade Organization, Bairnco's effective tax rate will increase by 3 to 5 percentage points.

Although Arlon's markets appear to have bottomed there is no expectation that the electronic markets will reach the lofty levels of 2000 or the first quarter of 2001 in the near future. Based on actions taken and continuing new product development, Arlon should have improved earnings for the year. Kasco's reengineering efforts are substantially complete and there is a focused plan for moving forward. Kasco will continue to generate cash and is expected to be profitable in 2002. Bairnco is expecting improved results from current levels but does not expect favorable comparisons to 2001 until the third quarter.

Management is not aware of any adverse trends that would materially affect the Company's financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risks relating to the Corporation's operations results primarily from changes in interest rates and changes in foreign currency exchange rates.

Impact of Interest Rates

The interest on the Corporation's bank debt is floating and based on the prevailing market interest rates. For market rate based debt, interest rate changes generally do not affect the market value of the debt but do impact future interest expense and hence earnings and cash flows, assuming other factors remain unchanged. A theoretical one-percentage point change in market rates in effect on December 31, 2001 would change interest expense and hence change net income of the Corporation by approximately $220,000 per year.

The following table summarizes the principal cash flows of the Corporation's financial instruments outstanding at December 31, 2001, categorized by type of instrument and by year of maturity. There have been no changes in market risk factors for the year ended December 31, 2001.

	2002	2003	2004	2005	Total	Fair Value
	(in thousands)
Short Term Debt	$4,411	$ --	$ --	$ --	$4,411	$4,411
Long Term Debt:
Term Loan (interest at 3.8125%)	4,000	5,000	6,000		15,000	15,000
Industrial Revenue Bond (interest at 2.55%)	--	3,000	--	--	3,000	3,000
Revolving line of credit (interest ranging from 3.75% to 4.9375%)	--	--	--	11,173	11,173	11,173

Impact of Foreign Currency Exchange Rates

The Corporation's sales denominated in a currency other than U.S. dollars were approximately 15.4% of total sales for the year ended December 31, 2001. Net assets maintained in a functional currency other than U.S. dollars at December 31, 2001 were approximately 12.4% of total net assets. The translation effect of changes in foreign currency exchange rates on the Corporation's revenues, earnings and net assets maintained in a functional currency other than U.S. dollars has not historically been significant. However, the Corporation remains exposed to potential risk of loss based on fluctuations in the foreign currency exchange rates from time to time.

Euro Conversion

Each of our European operations has successfully converted to the euro. All computer systems have been updated to ensure euro compliance effective January 1, 2002. All marketing and operational policies and procedures were reviewed to ensure we continue to successfully conduct all aspects of our business in the euro market. The total cost of the euro conversion was not material and the conversion from the legacy currencies is not anticipated to have a material adverse effect on Bairnco's consolidated financial position or results of operations in 2002.

Quarterly Results of Operations (Unaudited)

(In thousands except market price and per share data)

	1st		2nd		3rd		4th		Total
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Net Sales	$44,218	$45,816	$39,826	$48,763	$38,552	$46,781	$37,773	$46,153	$160,369	$187,513
Cost of sales	31,684	30,475	27,849	32,428	27,454	32,189	26,847	31,865	113,834	126,957
Gross Profit	12,534	15,341	11,977	16,335	11,098	14,592	10,926	14,288	46,535	60,556
Selling and
administrative expenses	10,112	10,918	9,771	11,623	9,656	10,732	9,601	10,739	39,140	44,012
Provision for litigation
costs	--	--	--	--	6,200	--	--	1,000	6,200	1,000
Operating Profit (Loss)	2,422	4,423	2,206	4,712	(4,758)	3,860	1,325	2,549	1,195	15,544
Interest expense, net	948	683	724	944	489	916	325	938	2,486	3,481
Income (loss) before
income taxes	1,474	3,740	1,482	3,768	(5,247)	2,944	1,000	1,611	(1,291)	12,063
Provision (benefit) for
income taxes	457	1,234	459	1,244	(1,936)	971	37	381	_ (983)	3,830
Net Income (Loss)	$ 1,017	$ 2,506	$ 1,023	$ 2,524	$(3,311)	$ 1,973	$ 963	$ 1,230	$ (308)	$ 8,233

Basic Earnings (Loss) per Share	$ 0.14	$ 0.32	$ 0.14	$ 0.33	$ (0.45)	$ 0.26	$ 0.13	$ 0.17	$ (0.04)	$ 1.09

Diluted Earnings (Loss) per Share	$ 0.14	$ 0.32	$ 0.14	$ 0.33	$ (0.45)	$ 0.26	$ 0.13	$ 0.16	$ (0.04)	$ 1.07

Market Price:
High	$8.4000	$7.5000	$8.0000	$7.5625	$6.5000	$8.0000	$6.0900	$7.7500	$8.4000	$8.0000
Low	7.0200	6.0625	6.2500	7.0625	5.7000	7.0625	5.1500	7.0000	5.1500	6.0625

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Bairnco Corporation:

We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Orlando, Florida

January 22, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001, 2000 and 1999

Bairnco Corporation and Subsidiaries

	2001	2000	1999
Net Sales	$ 160,369,000	$ 187,513,000	$ 168,881,000
Cost of sales	113,834,000	126,957,000	113,734,000
Gross Profit	46,535,000	60,556,000	55,147,000
Selling and administrative expenses	39,140,000	44,012,000	40,145,000
Provision for litigation costs	6,200,000	1,000,000	--
Operating Profit	1,195,000	15,544,000	15,002,000
Interest expense, net	2,486,000	3,481,000	2,104,000
Income (loss) before Income Taxes	(1,291,000)	12,063,000	12,898,000
Provision (benefit) for income taxes	(983,000)	3,830,000	4,257,000
Net Income (Loss)	$ (308,000)	$ 8,233,000	$ 8,641,000

Basic Earnings (Loss) per Share of Common Stock	$ (0.04)	$ 1.09	$ 1.08

Diluted Earnings (Loss) per Share of Common Stock	$ (0.04)	$ 1.07	$ 1.08

Dividends per Share of Common Stock	$ 0.20	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2001, 2000 and 1999

Bairnco Corporation and Subsidiaries

	2001	2000	1999
Net Income (Loss)	$ (308,000)	$8,233,000	$8,641,000
Other comprehensive income (loss):
Currency translation adjustment	(326,000)	(448,000)	(516,000)
Minimum pension liability adjustment, net of $366,000 tax	(651,000)	--	--
Comprehensive Income (Loss)	$(1,285,000)	$7,785,000	$8,125,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

Bairnco Corporation and Subsidiaries
	2001	2000
Assets
Current Assets:
Cash and cash equivalents	$ 756,000	$ 945,000
Accounts receivable, less allowances of $2,698,000 and $1,717,000, respectively	24,644,000	32,504,000
Inventories:
Raw materials and supplies	5,864,000	6,702,000
Work in process	7,614,000	8,372,000
Finished goods	12,141,000	14,397,000
	25,619,000	29,471,000
Deferred income taxes	6,521,000	3,945,000
Other current assets	1,253,000	3,438,000
Total current assets	58,793,000	70,303,000
Plant and Equipment, at cost:
Land	1,783,000	1,801,000
Buildings and leasehold interests and improvements	18,446,000	18,103,000
Machinery and equipment	91,300,000	96,307,000
	111,529,000	116,211,000
Less - Accumulated depreciation and amortization	(68,927,000)	(68,870,000)
	42,602,000	47,341,000
Cost in Excess of Net Assets of Purchased Businesses, net	12,639,000	12,828,000
Other Assets	4,221,000	5,297,000
	$118,255,000	$135,769,000
Liabilities and Stockholders' Investment
Current Liabilities:
Short-term debt	$ 4,411,000	$ 5,734,000
Current maturities of long-term debt	4,000,000	3,000,000
Accounts payable	10,792,000	11,479,000
Accrued expenses	13,789,000	15,164,000
Total current liabilities	32,992,000	35,377,000
Long-Term Debt	25,173,000	37,456,000
Deferred Income Taxes	7,419,000	6,967,000
Other Liabilities	2,653,000	3,260,000
Commitments and Contingencies (Notes 2, 6 and 10)

Stockholders' Investment:
Preferred stock, par value $.01, 5,000,000 shares authorized, none issued	--	--
Common stock, par value $.01, 30,000,000 shares authorized, 11,365,141 and 11,251,899 issued, respectively	114,000	112,000
Paid-in capital	50,163,000	49,504,000
Retained earnings	34,673,000	36,445,000
Accumulated Other Comprehensive Income (Loss)-
Currency translation adjustment	455,000	781,000
Minimum pension liability adjustment, net of $366,000 tax	(651,000)	--
Treasury stock, at cost, 4,036,373 and 3,943,565 shares, respectively	(34,736,000)	(34,133,000)
Total stockholders' investment	50,018,000	52,709,000
	$118,255,000	$135,769,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001, 2000 and 1999

Bairnco Corporation and Subsidiaries
	2001	2000	1999
Cash Flows from Operating Activities:
Net income (loss)	$ (308,000)	$ 8,233,000	$ 8,641,000
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	9,082,000	9,097,000	7,365,000
(Gain) loss on disposal of plant and equipment	(206,000)	(106,000)	12,000
Deferred income taxes	(1,758,000)	2,161,000	2,086,000
Change in current operating assets and liabilities:
(Increase) decrease in accounts receivable, net	8,512,000	(2,597,000)	(1,553,000)
(Increase) decrease in inventories	4,521,000	(3,275,000)	544,000
Decrease (increase) in other current assets	2,164,000	198,000	(1,960,000)
Increase (decrease) in accounts payable	(733,000)	894,000	1,749,000
Increase (decrease) in accrued expenses	(1,990,000)	164,000	376,000
Other	396,000	(4,620,000)	(1,592,000)
Net cash provided by operating activities	19,680,000	10,149,000	15,668,000

Cash Flows from Investing Activities:
Capital expenditures	(3,081,000)	(6,388,000)	(5,670,000)
Payment for purchased businesses, net of cash acquired	(3,459,000)	(13,337,000)	--
Proceeds from sale of plant and equipment	589,000	140,000	309,000
Net cash (used in) investing activities	(5,951,000)	(19,585,000)	(5,361,000)

Cash Flows from Financing Activities:
Net increase (decrease) in short-term debt	(1,323,000)	1,142,000	280,000
Proceeds from long-term debt	10,500,000	20,500,000	2,575,000
Long-term debt repayments	(21,665,000)	(6,561,000)	(9,246,000)
Payment of dividends	(1,465,000)	(1,507,000)	(1,592,000)
Purchase of treasury stock	--	(4,005,000)	(2,874,000)
Exercise of stock options	58,000	269,000	70,000
Net cash provided by (used in) financing activities	(13,895,000)	9,838,000	(10,787,000)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(23,000)	(117,000)	318,000
Net increase (decrease) in cash and cash equivalents	(189,000)	285,000	(162,000)
Cash and cash equivalents, beginning of year	945,000	660,000	822,000
Cash and cash equivalents, end of year	$ 756,000	$ 945,000	$ 660,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 2,858,000	$ 2,967,000	$ 2,100,000
Income taxes	$ 802,000	$ 2,513,000	$ 4,976,000
Non-cash financing activities:
Acquisition and subsequent re-issuance of common stock	$ 603,000	$ --	$ --

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 2001, 2000 and 1999

Bairnco Corporation and Subsidiaries
				Accumulated Comprehensive Income
				Pension	Currency
	Common	Paid-in	Retained	Liability	Translation	Treasury
	Stock	Capital	Earnings	Adjustment	Adjustment	Stock

Balance, December 31, 1998	$112,000	$49,165,000	$22,670,000	$ --	$1,745,000	$(27,254,000)
Net income			8,641,000
Cash dividends ($.20 per share)			(1,592,000)
Issuance of 11,625 shares pursuant to exercise of stock options		70,000
Acquisition of treasury stock (497,900 shares at cost)						(2,874,000)
Currency translation adjustment					(516,000)

Balance, December 31, 1999	$112,000	$49,235,000	$29,719,000	$ --	$1,229,000	$(30,128,000)
Net income			8,233,000
Cash dividends ($.20 per share)			(1,507,000)
Issuance of 53,050 shares pursuant to exercise of stock options		269,000
Acquisition of treasury stock (541,500 shares at cost)						(4,005,000)
Currency translation adjustment					(448,000)

Balance, December 31, 2000	$112,000	$49,504,000	$36,445,000	$ --	$ 781,000	$(34,133,000)
Net loss			(308,000)
Cash dividends ($.20 per share)			(1,464,000)
Issuance of 113,242 shares pursuant to exercise of stock options	2,000	659,000
Acquisition of treasury stock (92,808 shares at cost)						(603,000)
Currency translation adjustment					(326,000)
Pension liability adjustment, net of $366,000 tax				(651,000)

Balance, December 31, 2001	$114,000	$50,163,000	$34,673,000	$ (651,000)	$ 455,000	$(34,736,000)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO COSOLIDATED FINANCIAL STATEMENTS

(1) Nature of Operations and Summary of Significant Accounting Policies

Nature of operations:

Bairnco Corporation, a Delaware Corporation, is a diversified multinational company that operates two business sectors: Engineered Materials and Components which are designed, manufactured and sold under the Arlon brand identity to electronic, industrial and commercial markets worldwide; and, Replacement Products and Services which are manufactured and distributed under the Kasco brand identity principally to retail food stores and meat, poultry and fish processing plants throughout the United States, Canada and Europe.

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

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Bairnco Corporation and its subsidiaries (Bairnco or the Corporation) after the elimination of all inter-company accounts and transactions.

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

New accounting pronouncements:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. SFAS 141 is effective for all business combinations initiated after June 30, 2001, and requires that all business combinations be accounted for using the purchase method.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

Cash and cash equivalents:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with an original maturity of less than three months as cash and cash equivalents for the purposes of the consolidated financial statements.

Reclassifications:

Certain reclassifications were made to prior year balances in order to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or stockholders investment.

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

Depreciation expense of $8,585,000, $8,632,000 and $6,992,000 was recognized during 2001, 2000 and 1999, respectively.

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of income. During 2001, the Corporation disposed of approximately $7.8 million of fully depreciated assets that were no longer in use.

Leasehold interests and improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter.

Maintenance and repairs are charged to operations. Renewals and betterments are capitalized.

Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

Cost in excess of net assets of purchased businesses and other intangibles:

Cost in excess of net assets of purchased businesses acquired prior to 1971 of approximately $3.5 million is not being amortized since, in the opinion of management, there has been no diminution in value. For businesses acquired subsequent to 1970, the cost in excess of net assets of purchased businesses, aggregating $11,982,000 and $11,709,000 at December 31, 2001 and 2000, respectively, is being amortized over periods of 15 to 40 years. Accumulated amortization at December 31, 2001 and 2000 was $2,829,000 and $2,367,000, respectively. Amortization expense of $486,000, $425,000 and $335,000 was recognized during 2001, 2000 and 1999, respectively.

Other identifiable intangible assets, net of amortization, are included in other assets and totaled $550,000 and $45,000 at December 31, 2001 and 2000, respectively. Included in the $550,000 is a $465,000 intangible asset related to the pension liability adjustment booked in accordance with SFAS 87, Employers Accounting for Pensions, at December 31, 2001. The remaining items are being amortized over their estimated lives, which generally range from three to twenty years. Amortization expense recognized was $11,000 during 2001, $40,000 during 2000 and $38,000 during 1999.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 is effective beginning January 1, 2002; however, goodwill and intangible assets acquired after June 30, 2001, are immediately subject to SFAS 142's provisions. SFAS 142 provides for the non-amortization of goodwill. Goodwill will now be subject to at least an annual assessment for impairment by applying a fair-value based test. Other intangible assets will be amortized over their useful lives (other than indefinite life assets). Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test. This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts. The Corporation is currently evaluating the effect that the implementation of the new standard will have on its future results of operations and financial position.

Impairment of long-lived assets:

At each balance sheet date, the Corporation evaluates the realizability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. These evaluations are based upon expectations of non-discounted cash flows and operating income. Based upon its most recent analysis, the Corporation believes that no material impairment of its long-lived assets exists at December 31, 2001.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Disposal or Impairment of Long-Lived Assets. SFAS 144 supersedes SFAS 121 and requires that one accounting impairment model be used for tangible long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Corporation has not yet assessed the impact of SFAS 144.

Revenue recognition:

Revenues are recognized when products are shipped or when services are rendered. Service revenues consist of repair and maintenance work performed on equipment used in the supermarket industry.

Shipping and handling costs:

Shipping and handling costs, such as freight to our customers' destinations, are included in selling and administrative expenses on the accompanying consolidated statements of operations. These costs, when included in the sales price charged to our customers, are recognized in net sales. Total shipping and handling costs included in selling and administrative expenses were approximately $3.2 million and $3.5 million for the years ended December 31, 2001 and 2000, respectively.

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

In the fourth quarter of 1998, Bairnco recorded a $7,500,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 1998 by $4.7 million or approximately $.54 diluted earnings per common share. In the fourth quarter of 2000, Bairnco recorded an additional $1,000,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 2000 by $640,000 or approximately $.09 diluted earnings per common share. An additional $6,200,000 pre-tax provision for litigation costs was taken in the third quarter of 2001. After recognition of related tax benefits, the litigation provision reduced net income in 2001 by $3,968,000 or approximately $.54 per share. The litigation provisions added to the existing reserves for asbestos-related litigation expenditures due to changes in the estimates to defend the Transaction Lawsuit (refer to Note 10 to Consolidated Financial Statements). Through December 31, 2001, approximately $10.5 million of the asbestos-related litigation reserve had been spent. The remaining reserves are included in accrued expenses in the Corporation's consolidated balance sheet. The level of reserves assumes a vigorous defense of the case through discovery, summary judgment motions and trial at the end of 2002.

Accrued expenses-insurance:

The Corporation's US insurance programs for general liability, automobile liability, workers compensation and certain employee related health care benefits are effectively self-insured. Claims in excess of self-insurance levels are fully insured. Accrued expenses-insurance represents the estimated costs of known and anticipated claims under these insurance programs. The Corporation provides reserves on reported claims and claims incurred but not reported at each balance sheet date based upon the estimated amount of the probable claim or the amount of the deductible, whichever is lower. Such estimates are reviewed and evaluated in light of emerging claim experience and existing circumstances. Any changes in estimates from this review process are reflected in operations currently.

Stock options:

The Corporation accounts for stock options under Accounting Principles Board Opinion No. 25 (APB 25), under which no compensation expense has been recognized (refer to Note 7 to Consolidated Financial Statements). In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which is effective for years beginning after December 15, 1995. SFAS 123 established financial accounting and reporting standards for stock-based employee compensation plans. The statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB 25, but requires pro-forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance for SFAS 123 been adopted.

Had SFAS 123 been implemented, the Corporation's net income and earnings per share would have been reduced to the amounts indicated below:

	2001	2000	1999
Net income (loss) (in thousands):
As reported	$ (308)	$ 8,233	$ 8,641
Pro forma	$ (372)	$ 8,147	$ 8,529
Basic earnings per share:
As reported	$ (0.04)	$ 1.09	$ 1.08
Pro forma	$ (0.05)	$ 1.08	$ 1.07
Diluted earnings per share:
As reported	$ (0.04)	$ 1.07	$ 1.08
Pro forma	$ (0.05)	$ 1.06	$ 1.06

In preparing these disclosures, the Corporation determined the values using the Black Scholes model based on the following assumptions for 2001: expected lives of 7 years, volatility of 27.0%, a risk-free rate of 5.0% and a dividend yield of 2.95%.

Translation of foreign currencies:

For foreign subsidiaries, the local currency is the functional currency. Assets and liabilities of foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date while income and expenses are translated at the average monthly rates of exchange in effect during the year. Translation gains and losses are included as a component of stockholders' investment.

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

Accounting for derivatives:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires the Corporation to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. SFAS 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133 should not be applied retroactively to financial statements of prior periods.

The Corporation adopted SFAS 133, as amended, on January 1, 2001. This implementation of SFAS 133 had no impact on the Corporation's results of operations and financial position for the year ended December 31, 2001.

(2) Acquisitions

On February 16, 2000, Bairnco purchased certain assets of the materials business (Signtech) of Signtech USA, Ltd. for approximately $14.5 million. Signtech manufactures and distributes flexible reinforced vinyl materials used as the substrate in flexible faced sign systems. Signtech's products are sold primarily on a specification basis for corporate specified programs using various striping, heat transfer and screen print applications. The transaction was accounted for as a purchase and was financed with long-term debt. The purchase price exceeded the fair value of net assets acquired by approximately $1.5 million and the resultant goodwill is being amortized on a straight-line basis over 15 years. The results of operations of Signtech are included in the accompanying consolidated financial statements from the date of acquisition.

The pro forma adjustments are based upon available information and certain assumptions that the Corporation believes are reasonable. The pro forma information does not purport to represent the actual results of operations as if the acquisition had occurred at the beginning of 1999. In addition, the pro forma information may not be indicative of future results.

Pro Forma Information (in thousands, except per share data)	1999

Net sales	$185,129
Net income	$9,187
Basic earnings per share	$1.15
Diluted earnings per share	$1.14

On January 10, 2001, Bairnco purchased selected net assets (Viscor) of Viscor, Inc. Viscor's engineered, coated products include transfer adhesives, single and double-coated foam and film tapes, and other custom coated products. Viscor's sales for the six months ended December 31, 2000 were approximately $3.4 million. The transaction was accounted for as a purchase and was financed with long-term debt. The purchase price exceeded the fair value of net assets acquired by approximately $0.4 million and the resultant goodwill is being amortized on a straight-line basis over 15 years. The terms of Viscor's asset purchase agreement provide for additional consideration to be paid by Bairnco if Viscor's results of operations exceed certain targeted levels. Such additional consideration will be paid semi-annually in cash and is recorded when earned as additional purchase price. The maximum amount of contingent consideration is approximately $4.5 million payable over the 5-year period ended December 31, 2005. The results of operations of Viscor are included in the accompanying consolidated financial statements from the date of acquisition.

(3) Earnings per Share

The Corporation accounts for earnings per share (EPS) under SFAS No. 128, Earnings Per Share. The following disclosures comply with the requirements of SFAS 128.

2001	2000	1999

Basic Earnings per Common Share:

Net Income (Loss)	$ (308,000)	$ 8,233,000	$ 8,641,000
Average common shares outstanding	7,321,000	7,567,000	7,965,000
Basic Earnings Per Common Share	$ (0.04)	$ 1.09	$ 1.08

Diluted Earnings per Common Share:

Net Income	$ (308,000)	$ 8,233,000	$ 8,641,000

Average common shares outstanding	7,321,000	7,567,000	7,965,000
Common shares issuable in respect to options issued to employees with a dilutive effect	--	111,000	73,000
Total diluted common shares outstanding	7,321,000	7,678,000	8,038,000

Diluted Earnings Per Common Share	$ (0.04)	$ 1.07	$ 1.08

Basic earnings per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share includes the effect of all dilutive stock options except in 2001 because to do so would be antidilutive.

(4) Income Taxes

The components of income (loss) before income taxes and the provision (benefit) for domestic and foreign income taxes are as follows:

	2001	2000	1999
Income (Loss) before Income Taxes:
Domestic	$(2,108,000)	$10,968,000	$11,002,000
Foreign	817,000	1,095,000	1,896,000
Total Income (Loss) before Income Taxes	$(1,291,000)	$12,063,000	$12,898,000

Provision (Benefit) for Income Taxes:
Domestic:
Currently payable	$ 500,000	$ 1,068,000	$ 2,145,000
Deferred	(1,730,000)	2,369,000	1,359,000
Foreign:
Currently payable	275,000	601,000	618,000
Deferred	(28,000)	(208,000)	135,000
Total Provision (Benefit) for Income Taxes	$ (983,000)	$ 3,830,000	$ 4,257,000

Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

	2001	2000	1999
Current Deferred Tax Items:
Accrued expenses - litigation provision	$ 1,790,000	$ 720,000	$ 868,000
Accrued expenses - other	1,434,000	1,691,000	2,134,000
Inventories	1,444,000	1,150,000	1,458,000
Receivables	1,853,000	384,000	138,000
Net Current Deferred Tax Asset	6,521,000	3,945,000	4,598,000

Non-Current Deferred Tax Items:
Fixed assets	(5,971,000)	(4,982,000)	(5,086,000)
Pensions	(960,000)	(1,584,000)	(1,386,000)
Intangible assets	98,000	37,000	9,000
Provision for litigation cost	--	204,000	1,360,000
Other	(586,000)	(642,000)	(356,000)
Net Non-Current Deferred Tax (Liability)	(7,419,000)	(6,967,000)	(5,459,000)

Net Deferred Tax (Liability)	$ (898,000)	$ (3,022,000)	$ (861,000)

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences. As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

In 2001, 2000 and 1999 the Corporation's effective tax rates were 76.1%, 31.8% and 33.0%, respectively, of income (loss) before income taxes. An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

	2001	2000	1999
Computed income taxes at statutory rate	$ (439,000)	$ 4,101,000	$ 4,385,000
State and local taxes, net of federal tax benefit	118,000	285,000	283,000
Dividend income	--	89,000	--
Amortization of goodwill	62,000	62,000	51,000
Foreign income taxed at different rates	(31,000)	21,000	107,000
Tax credits	--	(131,000)	(13,000)
Benefit of Foreign Sales Corporation	(705,000)	(558,000)	(473,000)
Meals and entertainment	107,000	96,000	78,000
Stock options	(29,000)	(37,000)	(5,000)
Other, net	(66,000)	(98,000)	(156,000)
Provision (benefit) for income taxes	$ (983,000)	$ 3,830,000	$ 4,257,000

Effective January 1, 2002, the Internal Revenue Service terminated all Foreign Sales Corporations and their related benefits.

Provision has not been made for US income taxes on approximately $4.6 million of undistributed earnings of international subsidiaries. These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.

(5) Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2001 and 2000, respectively:

	2001	2000

Salaries and wages	$ 1,158,000	$ 2,978,000
Income taxes	466,000	262,000
Insurance	2,754,000	4,033,000
Litigation	5,221,000	2,226,000
Other accrued expenses	4,190,000	5,665,000
Total accrued expenses	$13,789,000	$15,164,000

(6) Debt and Lease Commitments

Long-term debt consisted of the following as of December 31, 2001 and 2000, respectively:

	2001	2000

Revolving Credit Notes	$11,173,000	$19,456,000
Term loan	15,000,000	18,000,000
Industrial Revenue Bonds	3,000,000	3,000,000
	29,173,000	40,456,000
Less: Current Maturities	4,000,000	3,000,000
Total	$25,173,000	$37,456,000

The Corporation has a credit agreement (Credit Agreement) with a consortium of four banks led by Bank of America, N.A., and including SunTrust Bank, First Union National Bank, N.A., and Allfirst Bank. The Credit Agreement provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2001 of $46 million and a letter of credit facility of $9 million, although the letter of credit facility may be decreased to $5.0 million or increased to $15 million with a corresponding change in the revolving credit facility. The Credit Agreement also includes a five-year term loan credit facility of $20 million subject to quarterly amortization of principal of $500,000 in 2000, $750,000 in 2001, $1,000,000 in 2002, $1,250,000 in 2003 and $1,500,000 in 2004. At December 31, 2001, $15.0 million was outstanding under the term loan and $11.2 million of revolving credit notes was outstanding and payable in 2005, including $0.7 million of foreign borrowings. In addition, approximately $7.6 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements. $2.7 million of the letters of credit guarantee various insurance activities. An outstanding $3.0 million letter of credit supports the Industrial Revenue Bonds and a $1.9 million letter of credit guarantees a short-term Canadian operating credit line. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the term loan and revolving credit notes outstanding at December 31, 2001, were approximately 3.3% on US borrowings and 4.6% on European borrowings. A commitment fee is paid on the unused portion of the total credit facility. As of December 31, 2001, approximately $34.8 million was available for borrowing under the Credit Agreement.

The Industrial Revenue Bond matures on April 15, 2003. The interest rate on the Industrial Revenue Bonds was approximately 1.9% at December 31, 2001.

Substantially all of the assets of the Corporation are pledged as collateral under the Credit Agreement, which expires on February 22, 2005, although the term loan expires on December 31, 2004.

The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained. At December 31, 2001 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has other short-term debt outstanding at rates of 2.9% to 4.7% due in 2002. This short-term debt consists of lines of credit with domestic and foreign financial institutions to meet short-term working capital needs. Outstanding foreign short-term borrowings totaled $911,000 and $1,604,000 at December 31, 2001 and 2000, respectively, and is payable in Euros.

The annual maturity requirements for long-term debt due after December 31, 2002, are summarized as follows:

Year Ended December 31,
2003	$ 8,000,000
2004	6,000,000
2005	11,173,000
Total Long-term Debt	$ 25,173,000

Leases:

The Corporation leases certain property and equipment under various operating lease arrangements that expire over the next 9 years. Future minimum lease payments under scheduled operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year Ended December 31,
2002	$ 2,143,000
2003	1,200,000
2004	478,000
2005	410,000
2006	363,000
2007 and thereafter	864,000
Total minimum payments	$ 5,458,000

Rent expense for all operating leases amounted to approximately $2.4 million and $1.7 million for the years ended December 31, 2001 and 2000, respectively.

(7) Stock Options

The Corporation has a stock incentive plan which was established in 1990 (1990 Plan) and expired in 2000. The expiration of the 1990 Plan had no effect on any stock options then outstanding. On April 21, 2000, the shareholders of the Corporation approved the Bairnco 2000 Stock Incentive Plan (2000 Plan). The 2000 Plan permits the grant of options to purchase not more than 750,000 shares of common stock. The 2000 Plan provides for the grant of non-qualified options and options qualifying as incentive stock options under the Internal Revenue Code to officers and other key executive and management employees, and to each outside Director of the Corporation at an option price equal to the fair market value on the date of grant. Non-qualified stock options may also be granted at book value. The term of each option may not exceed 10 years from the date the option becomes exercisable (or, in the case of an incentive stock option, 10 years from the date of grant).

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

Changes in the stock options granted under the 1990 Plan during 2001, 2000 and 1999 were as follows:

	2001		2000		1999
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	623,150	$6.19	688,225	$6.12	646,950	$6.09
Granted	--	--	10,500	6.40	96,500	6.62
Exercised	(113,242)	5.84	(53,050)	5.07	(11,625)	6.04
Canceled	(25,050)	6.76	(22,525)	6.80	(43,600)	6.83
Outstanding at End of year	484,858	$6.25	623,150	$6.19	688,225	$6.12

Exercisable at End of year	435,610	$6.19	533,386	$6.06	465,964	$5.86

At December 31, 1999, 1,397,925 shares were available for option grants under the 1990 Plan. No shares were available for grants under the 1990 Plan as of December 31, 2001 and 2000. The weighted-average contractual life of the 484,858 options outstanding at December 31, 2001 was 5.6 years.

Changes in the stock options granted under the 2000 Plan during 2001 and 2000 were as follows:

	2001		2000
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	27,100	$7.43	--	$ --
Granted	33,000	6.48	27,800	7.42
Canceled	(9,000)	7.52	(700)	7.13
Outstanding at End of year	51,100	$6.80	27,100	$7.43

Exercisable at End of year	4,900	$7.41	--	$ --

At December 31, 2001 and 2000, 698,900 and 722,900 shares, respectively, were available for option grants under the 2000 Plan. The weighted-average contractual life of the 51,100 options outstanding at December 31, 2001 was 11.6 years.

There were no charges to income in connection with stock option grants or exercises during 2001, 2000 and 1999.

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

The following table describes the funded status of US pension plans:

	2001	2000
Change in Benefit Obligation:
Benefit obligation at September 30, 2000 and 1999, respectively	$ 29,404,000	$ 27,790,000
Service cost	936,000	868,000
Interest cost	2,166,000	2,041,000
Actuarial loss	1,575,000	350,000
Benefits paid	(1,917,000)	(1,645,000)
Benefit obligation at September 30, 2001 and 2000, respectively	32,164,000	29,404,000

Change in Plan Assets:
Fair value of plan assets at September 30, 2000 and 1999, respectively	35,689,000	33,858,000
Actual return on plan assets	(3,201,000)	2,991,000
Employer contributions	21,000	485,000
Benefits paid	(1,917,000)	(1,645,000)
Fair value of plan assets at September 30, 2001 and 2000, respectively	30,592,000	35,689,000

Funded status	(1,572,000)	6,285,000
Unrecognized net transition obligation	103,000	151,000
Unrecognized prior service cost	303,000	174,000
Unrecognized net actuarial loss (gain)	5,123,000	(2,524,000)
Prepaid pension costs at September 30, 2001 and 2000, respectively	3,957,000	4,086,000
Fourth quarter accruals	(61,000)	32,000
Fourth quarter contributions	5,000	5,000
Prepaid pension costs at yearend	$ 3,901,000	$ 4,123,000

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with plan assets in excess of accumulated benefit obligations were $27,872,000, $25,567,000 and $27,711,000, respectively, at September 30, 2001, and $28,968,000, $26,769,000 and $35,689,000, respectively, at September 30, 2000. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $4,292,000, $4,300,000 and $2,881,000, respectively, at September 30, 2001, and $436,000, $398,000 and $0, respectively, at September 30, 2000.

The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.25% at September 30, 2001 and 7.5% at September 30, 2000. The rate of projected pay increases, where applicable, was 4.5% at September 30, 2001 and 5.0% at September 30, 2000. The expected long-term rate of return on retirement plan assets was 9% at both September 30, 2001 and 2000.

Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

	2001	2000

Prepaid benefit cost	$ 3,894,000	$ 4,492,000
Accrued benefit liability	(1,419,000)	(406,000)
Intangible asset	465,000	--
Accumulated other comprehensive income	1,017,000	--
Net amount recognized at September 30	3,957,000	4,086,000
Fourth quarter accruals	(61,000)	32,000
Fourth quarter contributions	5,000	5,000
Net amount recognized at December 31	$ 3,901,000	$ 4,123,000

Net periodic pension cost for the US plans included the following for the years ended December 31:

	2001	2000	1999

Service cost-benefits earned during the year	$ 963,000	$ 856,000	$ 905,000
Interest cost on projected benefit obligation	2,197,000	2,074,000	1,940,000
Expected return on plan assets	(3,001,000)	(3,137,000)	(3,027,000)
Amortization of net obligation at date of transition	32,000	99,000	99,000
Amortization of prior service cost	46,000	33,000	53,000
Amortization of accumulated losses	7,000	(54,000)	--
Net periodic pension cost	$ 244,000	$ (129,000)	$ (30,000)

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

Financial information about the Corporation's operating segments for the years ended December 31, 2001, 2000 and 1999 is as follows:

		Operating			Capital	Depreciation/
	Net Sales	Profit (Loss)		Assets	Expenditures	Amortization

2001
Arlon	$126,009,000	$12,015,000		$ 77,456,000	$1,984,000	$5,909,000
Kasco	34,360,000	(1,516,000)		30,210,000	1,042,000	3,092,000
Headquarters	--	(9,304,000)	(a)	10,589,000	55,000	81,000
Total	$160,369,000	$1,195,000		$118,255,000	$3,081,000	$9,082,000

2000
Arlon	$145,301,000	$20,249,000		$ 88,529,000	$2,948,000	$5,623,000
Kasco	42,212,000	109,000		35,333,000	3,276,000	3,403,000
Headquarters	--	(4,814,000)	(b)	11,907,000	164,000	71,000
Total	$187,513,000	$15,544,000		$135,769,000	$6,388,000	$9,097,000

1999
Arlon	$120,640,000	$15,815,000		$ 69,915,000	$1,761,000	$4,407,000
Kasco	48,241,000	3,319,000		39,294,000	3,719,000	2,871,000
Headquarters	--	(4,132,000)		9,936,000	190,000	87,000
Total	$168,881,000	$15,002,000		$119,145,000	$5,670,000	$7,365,000

(a) Includes impact of $6.2 million (pre-tax) provision for litigation costs

(b) Includes impact of $1.0 million (pre-tax) provision for litigation costs.

The Corporation has operations in Canada and several European countries. Information about the Corporation's operations by geographical area for the years ended December 31, 2001, 2000 and 1999 is as follows:

	Sales to External Customers	Long-lived Segment Assets
2001
United States	$141,309,000	$51,655,000
France	9,756,000	252,000
Other Foreign	9,304,000	3,430,000

2000
United States	$167,169,000	$55,731,000
France	10,669,000	237,000
Other Foreign	9,675,000	3,981,000

1999
United States	$145,454,000	$46,815,000
France	13,125,000	253,000
Other Foreign	10,302,000	4,370,000

(10) Contingencies

Bairnco and its subsidiaries are among the defendants in a lawsuit pending in the U.S. District Court for the Southern District of New York (the "Transactions Lawsuit") in which it is alleged that Bairnco and others are derivatively liable for the asbestos-related claims against its former subsidiary, Keene Corporation ("Keene"). The plaintiffs in the Transactions Lawsuit are the trustees of the Keene Creditors Trust (the "KCT"), a successor in interest to Keene. In the Transactions Lawsuit complaint, the KCT alleged that certain sales of assets by Keene to other subsidiaries of Bairnco were fraudulent conveyances and otherwise in violation of state law, as well as being in violation of the civil RICO statute, 18 U.S.C. Section 1964. The complaint seeks compensatory damages of $700 million, interest, punitive damages, and trebling of the compensatory damages pursuant to civil RICO. In a series of decisions that remain subject to appeal, the court dismissed plaintiff's civil RICO claims; dismissed 14 of the 21 defendants named in the complaint; and partially granted defendants' motions for summary judgment on statute of limitations grounds. Discovery has been ongoing and is near completion as to the remaining claims and defendants. The court entered a scheduling order requiring the completion of all discovery (including expert discovery) by April 19, 2002. A trial date has not been set, but the Court has scheduled a conference for April 19, 2002, to determine dates for filing a pretrial order, for trial, and/or for any pretrial motions. These dates remain subject to adjustment based upon the progress of discovery.

Keene was spun off in 1990, filed for relief under Chapter 11 of the Bankruptcy Code in 1993, and emerged from Chapter 11 pursuant to a plan of reorganization approved in 1996 (the "Keene Plan"). The Keene Plan provided for the creation of the KCT, and transferred the authority to prosecute the Transactions Lawsuit from the Official Committee of Unsecured Creditors of Keene (which initiated the lawsuit in the Bankruptcy Court in 1995) to the KCT. The Keene Plan further provided that only the KCT, and no other entity, can sue Bairnco in connection with the claims in the Transactions Lawsuit complaint. Therefore, although a number of other asbestos-related personal injury and property damage cases against Bairnco nominally remain pending in courts around the country, it is expected that the resolution of the Transactions Lawsuit will resolve all such claims.

Bairnco also is the defendant in a separate action by the KCT (the "NOL Lawsuit"), also pending in the United States District Court for the Southern District of New York, in which the KCT seeks the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses ("NOL Refunds"), notwithstanding applicable tax sharing agreements between Keene and Bairnco. (As with the Transactions Lawsuit, the NOL Lawsuit was commenced during Keene's Chapter 11 case and, pursuant to the Keene Plan, the KCT became the plaintiff in the lawsuit and the lawsuit was moved from the Bankruptcy Court to the District Court.) Pending resolution of the NOL Lawsuit, any refunds actually received are to be placed in escrow. Through December 31, 2001, approximately $28.5 million of NOL Refunds had been received and placed in escrow. There can be no assurance whatsoever that resolution of the NOL Lawsuit will result in the release of any portion of the NOL Refunds to Bairnco.

Until recently, Bairnco and its Arlon subsidiary ("Arlon") were among the defendants in a third action by the KCT (the "Properties Lawsuit"), commenced December 8, 1998 in the United States District Court for the Southern District of New York. Through the Properties Lawsuit, the KCT sought a declaratory judgment that it owns certain patents and real property purchased by Arlon from Keene in 1989, based on the allegations that technical title to these assets was not conveyed at the time of the sale and that no proof of claim specifically referencing these assets was filed during Keene's Chapter 11 case. In an answer and counterclaims, Bairnco and Arlon denied the KCT's claims and requested a declaratory judgment that full title to the patents and real property in question in fact was transferred to Arlon at the time of the 1989 asset sale. By agreement, the case between the KCT and Bairnco and Arlon has been dismissed without prejudice, and the issues raised in the Properties Lawsuit complaint will be resolved in the Transactions Lawsuit.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2001.

CORPORATE INFORMATION

Corporate Office

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

(407) 875-2222

www.bairnco.com

Principal Facilities

Bear, Delaware

Dallas, Texas

East Providence, Rhode Island

Rancho Cucamonga, California

St. Louis, Missouri

San Antonio, Texas

Santa Ana, California

Crumlin, Wales, United Kingdom

Paris, France

Pansdorf, Germany

Transfer Agent and Registrar

Trust Company Bank

P.O. Box 4625

Atlanta, Georgia 30302

(800) 568-3476

Independent Certified Public Accountants

Arthur Andersen LLP

200 South Orange Avenue, Suite 2100

Orlando, Florida 32801

(407) 841-4601

Stock Listing

Bairnco common stock is listed on the New York Stock Exchange.

Symbol - BZ.

Annual Meeting

The annual stockholders meeting will be held at Bairnco's Corporate Office on April 18, 2002 at 9:00 a.m.

Form 10-K

Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information

Contact Lawrence C. Maingot, Corporate Controller, Bairnco Corporation

(407) 875-2222, extension 230.

BAIRNCO CORPORATION

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

407-875-2222

FAX 407-875-3398

www.bairnco.com