Form 10-K, Exhibit 13
period 2002-12-31
BAIRNCO CORP /DE/
filed 2003-03-21
CIK 350750

EXHIBIT 13

BAIRNCO CORPORATION

2002 ANNUAL REPORT

Our mission

Bairnco is an organization of people committed to providing value-added industrial and commercial products and services to niche markets which meet or exceed our customers’ requirements leading to the creation of stockholder and employee value.

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

10% compound rate of earnings growth

15% return on stockholders' investment

12% return on total capital employed

Our values

Values are the core of Bairnco’s corporate culture.  They are the basis for the decisions made regarding the development and deployment of people, the improvement and investment in processes, and the manufacture and distribution of products.

Bairnco’s values are:

·

Personal and corporate integrity

·

The inevitability and opportunity of change

·

Continuous improvement and development

·

Total customer satisfaction

·

Decentralized organization and empowered employees

·

Superior rewards for superior performance

·

Have fun – enjoy your work and your life

CONTENTS

Financial Highlights	1
Letter to Our Stockholders	2
Engineered Materials & Components (Arlon)	4
Replacement Products & Services (Kasco)	7
Directors and Management	8
Financial History	9
Management's Discussion and Analysis	10
Quarterly Results of Operations	13
Reports of Independent Certified Public Accountants	14
Consolidated Financial Statements	15
Notes to Consolidated Financial Statements	19

FINANCIAL HIGHLIGHTS

				Percentage	Change
(In thousands except per share data)	2002	2001	2000	02/01	01/00
Net Sales	$ 154,354	$ 160,369	$ 187,513	(4%)	(14%)

Earnings before interest, provision for litigation costs and taxes (a)	$ 6,802	$ 7,395	$ 16,544	(8%)	(55%)

Provision for litigation costs	$ 4,000	$ 6,200	$ 1,000	(35%)	520%

Operating Profit	$ 2,802	$ 1,195	$ 15,544	134%	(92%)

Net Income (Loss)	$ 1,361	$ (308)	$ 8,233	542%	(104%)

Diluted Earnings per Share	$ 0.19	$ (0.04)	$ 1.07	575%	(104%)

Cash Dividends per Share	$ 0.20	$ 0.20	$ 0.20	0%	0%

Stockholders' Investment per Average
Diluted Common Share Outstanding	$ 7.02	$ 6.83	$ 6.86	3%	(0%)

Total Assets	$ 115,584	$ 118,255	$ 135,769	(2%)	(13%)

Stockholders' Investment	$ 51,516	$ 50,018	$ 52,709	3%	(5%)

Weighted Average Diluted Common Shares Outstanding	7,337	7,321	7,678	0%	(5%)

(a) Excludes impact of pre-tax provisions for litigation costs of $4.0 million in 2002, $6.2 million in 2001 and $1.0 million in 2000.

(Data for Bar Charts for Five Years 1998 to 2002; in 000's)

Year	Net Sales	Adjusted Operating Profit	Adjusted Income (Loss)	Adjusted Diluted Earnings (Loss) per Share

1998	$156,456	$4,529	$1,594	$0.18
1998(b)	$156,456	$12,029	$6,320	$0.72
1999	$168,881	$15,002	$8,641	$1.08
2000	$187,513	$15,544	$8,233	$1.07
2000(b)	$187,513	$16,544	$8,873	$1.16
2001	$160,369	$1,195	$(308)	$(0.04)
2001(b)	$160,369	$7,395	$3,660	$0.50
2002	$154,534	$2,802	$1,361	$0.19
2002(b)	$154,354	$6,802	$4,001	$0.55

(b) Prior to impact on operating profit, net income and diluted earnings per share of $7.5 million pre-tax provision for litigation costs in the fourth quarter of 1998, $1.0 million pre-tax provision for litigation costs in the fourth quarter of 2000, $6.2 million pre-tax provision for litigation costs in the third quarter of 2001 and $4.0 million pre-tax provision for litigation costs in the fourth quarter of 2002.

LETTER TO OUR STOCKHOLDERS

The operating results for 2002 were generally in line with expectations. 2002 was another challenging year as the economy and our served markets showed no signs of a meaningful recovery and in some instances continued to soften. Our management teams stayed focused on the basic plan to maintain our core competencies, maximize cash generation, continuously reduce costs in line with the respective market outlooks and continue to invest in new products for future growth.

Aggressive working capital management, reduced capital expenditures and expense control gave rise to strong cash generation which resulted in debt being reduced by $5.8 million even after contributing $2.8 million to the US pension plans which were fully funded at year end. Bairnco ended the year in strong financial condition.

Most of our served markets bottomed in 2002. However, there has been no meaningful recovery and none is anticipated until the threat of war is behind us and excess capacity in telecommunication and electronic markets starts to diminish.  Assuming no further deterioration in the economy, the continuing cost improvement programs and the improved sales from new products should lead to improved results for 2003 as compared to 2002 excluding the litigation charge.

In the third quarter 2002, the Court reset the trial date in the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements) for March 31, 2003 as a result of delays in the briefing of defendants' motions for summary judgment dismissing all claims and other pretrial activities. The Court recently heard argument on summary judgment motions, but it has not as yet ruled on them. On January 28, 2003, however, the Court granted defendants’ motion to strike the testimony of three of plaintiffs’ expert witnesses, including two who were to testify with respect to valuation issues. The costs associated with the delays incident to the summary judgment motions combined with the need still to prepare for trial so long as there is no ruling on the motions and so long as the trial was still set for March 31, 2003, resulted in an additional $4.0 million pre-tax provision for litigation costs to defend the Transactions Lawsuit being booked in the fourth quarter of 2002.

Subsequently, on February 12, 2003, the Court adjourned the trial without date and indicated that it would set a new trial date, if necessary, after ruling on the motions which is expected to occur by mid-March. The level of reserves assumes a vigorous defense of the case through trial.

FINANCIAL RESULTS

Sales for the year ended December 31, 2002 decreased 3.8% to $154,354,000 from $160,369,000 in 2001. Arlon's sales decreased 6.4% from last year with approximately two thirds of the decrease due to declines in the telecommunications and electronics markets that were still reasonably strong in the first quarter of 2001. The remainder of the decline was primarily in Arlon’s graphics markets. Kasco's sales increased 6.0% as compared to last year due primarily to improvements in its European operations as their markets continue to recover from “mad cow” and “hoof and mouth” disease outbreaks during 2000 and 2001. The weakening dollar also positively impacted the currency translation of Kasco’s foreign sales.

Gross profit decreased 3.3% to $44,991,000 from $46,535,000 in 2001 due primarily to reduced sales and to competitive pricing pressures in the recessionary economy. 2002 was impacted by the adverse development of several old workers compensation claims and plant shut down and move expenses related to the closure of Arlon’s Northbrook, Illinois facility at the end of 2001. The gross profit margin as a percent of sales increased slightly to 29.1% from 29.0%.

Selling and administrative expenses, excluding the litigation provisions, decreased 2.4% to $38,189,000 from $39,140,000 as costs were reduced in light of the depressed markets and continuing efforts to improve Kasco's financial performance. A $496,000 gain on sale of Arlon’s Northbrook, Illinois facility was offset by severance and plant consolidation costs. As a percent of sales, selling and administrative expenses increased to 24.7% in 2002 as compared to 24.4% in 2001.

Operating profit before the litigation provisions was $6,802,000 in 2002, a decrease of 8.0% from $7,395,000 in 2001.

Net interest expense decreased to $1,005,000 in 2002 as compared to $2,486,000 in 2001 due to debt reductions that resulted from strong cash generation as well as lower average interest rates.

The $4.0 million provision for litigation reduced net income in 2002 by $2,640,000, or $.36 per share. A similar $6.2 million provision for litigation costs reduced net income in 2001 by $3,968,000, or $.54 per share.

Income before income taxes in 2002 increased to $1,797,000 as compared to a loss of $(1,291,000) in 2001. Excluding the litigation provisions, income before income taxes increased 18.1% to $5,797,000 in 2002 from $4,909,000 in 2001.

Net income increased to $1,361,000 in 2002 from a loss of $(308,000) in 2001.  Diluted earnings per common share increased to $0.19 in 2002 from a loss of $(0.04) in 2001.  Excluding the litigation provisions, net income increased 9.3% to $4,001,000, or $0.55 per share, from $3,660,000 or $0.50 per share in 2001.

PRODUCTIVITY AND CONTINUOUS IMPROVEMENT

The decision to operate our businesses on the assumption of no near term economic recovery in our markets combined with continuous improvement programs improved our productivity in 2002. Material costs were further reduced.  Headcount declined 6.9% from 813 at the beginning of the year to 757 at the end of the year.  Productivity as measured by sales per average employee increased 2.6% as the average number of employees was reduced by 52, or 6.2%, while sales declined 3.8%.

Continuous improvement programs are ongoing with the goal of further improvement in productivity in 2003.

New product sales as a percent of total sales increased from 12.3% in 2001 to 13.0% in 2002.  The development of new products and services to meet the needs of our customers and markets remains a priority.

In December 2002, the Board reviewed a preliminary plan for the consolidation of its industrial engineered coated product’s businesses in a new leased facility in San Antonio, Texas. The goal is to create a critical business size with a focused management, development, engineering and production team in one location which is more responsive to our customers’ requirements and to the development of new products, and is more cost effective. The first stage of the plan, which involves the East Providence, Rhode Island facility, is expected to result in relocation and closing expenses of approximately $1.5 million plus $2.5 million of capital expenditures, to be incurred during 2003.

FINANCIAL MANAGEMENT

Excluding the litigation charges, return on average capital employed remained at 5.6% and return on stockholders’ investment increased to 7.8% in 2002 compared to 7.1% last year.  Although we are pleased with the modest improvement, these returns are not satisfactory and remain substantially below our objectives.

The Board has authorized management to continue its stock repurchase program in 2003 subject to market conditions and the capital requirements of the business.  However, given the capital requirements of the New York Stock Exchange and the planned capital expenditure program for 2003, no repurchases are expected in the near term.

Total debt decreased to $27,747,000 from $33,584,000 at the end of 2001. Debt as a percent of equity decreased to 53.9% from 67.1% in 2001.  At year-end 2002, Bairnco had $32.5 million available for borrowing under its revolving credit agreement.

In the fourth quarter $2.8 million was contributed to our US pension plans which brought them to a fully funded position at that time.

Working capital decreased 7.6% to $23,850,000 from $25,801,000 at the end of 2001.  Working capital as a percent of sales decreased to 15.5% from 16.1%.

Bairnco made $3,811,000 of capital expenditures in 2002 as compared to plan of approximately $5 million and to depreciation and amortization of $8,113,000. Due to the continued economic decline in 2002, capital expenditures were reduced and focused on cost reduction projects, necessary equipment replacements, and new information systems software and hardware.

Total capital expenditures planned in 2003 are approximately $8.9 million. Depreciation is estimated to be approximately $7.8 million. These capital expenditures are for cost reductions, necessary replacements and the first phase of a program to consolidate the industrial coated products into a new leased facility. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

DIVIDEND

The quarterly $.05 per share cash dividend was maintained during the year.

BOARD OF DIRECTORS

Gerald L. DeGood was elected to the Board of Directors, effective December 12, 2002.  Jerry was responsible for the Central Florida Accounting Practice for Arthur Andersen LLP for more than 20 years.  He retired from Arthur Andersen in 1999.  Jerry’s thorough understanding of finance and auditing combined with his sound business judgment make him an excellent addition to the Board.

Bairnco’s board of Directors is now composed of four outside independent directors and yours truly.

MANAGEMENT

We continue to search for a Vice President of Finance.  However, our financial and control functions continue to operate smoothly under the leadership of Larry Maingot, Bairnco’s Controller.

The retention and development of our key employees remains critical to improving our profitability and to the future growth of our businesses. During 2002 the management development program continued to make progress in all operations. To achieve our new product sales goal we continued our investment in existing and new people related to product development. The Six-Sigma program was continued in our operations. The continuous improvement and development of all our employees remains a key element in Bairnco's success.

OUTLOOK

2003 is going to be another challenging year. We had anticipated a very gradual improvement in the economy and in our served markets.  However, the dragging out of the resolution of the Iraq situation and the apparent negative impact on consumer and business confidence has made our forecast problematic at best.  It would now appear even a gradual recovery will be postponed until the Iraq situation is resolved.

Continuous improvement programs are ongoing.  Arlon is undertaking a three-year program to consolidate its industrial engineered coated product’s management and operations which are currently in three different plants into one location.  The combined operations are expected to be more efficient.

Assuming no double dip recession and an expeditious resolution to the Iraq problem, we should have improved results in 2003.  Even with all programs contemplated, cash generation should result in a further reduction of debt.  Arlon should have improved earnings for the year.  Kasco’s reengineering efforts are substantially complete. Kasco was profitable in 2002 and further improvements are expected in 2003.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all committed to making 2003 a year of improved results.

Respectfully yours,

/s/ Luke E. Fichthorn III

Luke E. Fichthorn III

Arlon Engineered Materials and Components

Bairnco designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets under the Arlon brand identity.  These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry.

Arlon Materials for Electronics is known worldwide as a premier supplier of high technology materials for the printed circuit board (PCB) industry.  In North America, a direct technical sales force and distributors market these products to PCB manufacturers and original equipment manufacturers (OEM’s). In Europe and Asia-Pacific, direct technical sales specialists support a broad network of distributors and manufacturers' representatives.

PHOTO – Arlon's new foam based laminate provides a cost effective, high performance solution for high frequency applications, particularly cellular antennas.

Our Electronic Substrates product line includes a variety of specialty polyimide and epoxy laminates as well as other high performance thermoset products. These materials are used in demanding commercial and military market applications including high density interconnect (HDI), surface mount technology (SMT), heat sink bonding, semiconductor testing, wireless communications and microvia PCB's. The Microwave Materials product line offers fluoropolymers (i.e. PTFE), ceramic-filled fluoropolymers, and other laminates that deliver the electrical performance needed in the frequency-dependent circuit applications such as personal communication systems (PCS) and 3G microwave antennas and base stations. These products are supplied as copper-clad laminates with bonding plies or prepregs for production of multi-layer printed circuits.

PHOTO - Arlon's new 65GT is halogen-free and offers customers a "green" high performance HDI laminate.

In 2002, Arlon introduced several new products to address critical customer and industry demands:

•

Arlon’s Foam Core Laminate (patent pending) – To address the unremitting cost pressures in wireless telecommunications infrastructure, Arlon has developed a laminate whose construction uses a foam material as the dielectric.  This new product provides our customers with a low cost alternative laminate for use in microwave circuits.  It delivers excellent electrical performance at a significant cost reduction versus traditional microwave laminate materials, and can be fabricated in conventional PCB processes. It is particularly well suited for use in cellular antennas, where high volume/low cost, high performance antennas are required for the build out of new 2.5G and 3G infrastructure.

•

Arlon’s 65GT – In response to the general trend in the electronics industry toward more environmentally friendly processes and products, Arlon introduced the first non-woven aramid laminate and prepreg system based on “green” epoxy resin technology.   By eliminating the use of halogens and without sacrificing product functionality, Arlon’s 65GT offers circuit designers an ideal substrate for demanding applications, particularly HDI, while allowing them the ability to meet their environmental objectives.

PHOTO - Arlon's New Calon® ExtraFormable High Performance film cheats time with an advanced formulation that locks in superior long-term performance and outstanding conformability. It maintains softness over time, resists embrittlement, cracking and crazing, outperforms most films in multi-layered graphics and molds into the shape of the substrate. Calon® EF also comes in a wide range of colors and offers increased durability - up to 10 years!

Arlon manufactures and markets, under the CalonÒ and Signtech® brand names, cast and calendered vinyl films and laminates in a wide variety of colors, face stocks and adhesive systems.  These vinyl films and laminates are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

PHOTO - Images pop with Arlon's digital imaging media. Our media is compatible with solvent ink jet printers yielding exceptional resolution.

PHOTO - Arlon can be specified confidently for the most challenging design, color and application requirements. Our Calon® and Signtech® products are engineered for superior performance under the most demanding conditions.

We have continued to invest in new product development and to improve the quality of our current product line. Arlon continues to expand the range of available colors and specialty face stocks in order to broaden its product offering to meet the needs of its customers.

PHOTO - Arlon's MII™ vinyl films are made of engineered polyvinyl chloride and come in a range of adhesives to meet the needs of any application - from flat, riveted or corrugated surfaces to cold weather installations. The films may be screen printed for attractive fleet graphics.

Arlon also manufactures and markets custom-engineered laminates and coated products. Typical applications include insulating foam tapes for thermopane windows, specialty flexible circuit materials, electrical insulation materials for motors and transformers, thermal insulation panels for appliances and cars, durable printing stock, transfer adhesives used in industrial assembly, and single and double-coated foam and film tapes and other custom engineered laminates for specific industrial applications.

The keys to Arlon’s success in custom-engineered laminates and coated products are our knowledge base of materials and adhesives technologies and our understanding of customer applications.  Our sales engineers and product managers are dedicated to understanding customer requirements and developing product specifications that meet those customer needs.

PHOTO - Arlon's Thermabondâ products provide thermal management solutions for a broad range of demanding aerospace and automotive electronics applications.  These bonding film products provide low-stress for high reliability electronics serving in harsh environments.

PHOTO - Arlon Silicone Technologies Division is the world leader in silicone traction motor insulation. These silicone composites provide the electrical insulation and mechanical support required for the extreme service conditions of railroad locomotives.  Primerless technology offers superior bonding to copper, as well as significant productivity improvements for our customers.

Arlon manufactures a line of silicone rubber materials used in a broad range of consumer, industrial and commercial products.  Silicone offers performance features unmatched by other polymers, including high and low service temperature capability, flame retardance, electric arc resistance, and resistance to ultra-violet and ozone.  Typical applications and products include:

· Sheet rubber for composite part production

· Insulating tapes for electric traction motor coil windings

· Substrate-Insulation for industrial and commercial flexible heaters

· Silicone composite materials for high temperature hose and duct markets

· Self-fusing silicone tapes, including LevelWrapÒ products, used for medium and high      voltage electrical splices and terminations, pipe and hose sealing, and mechanical protection.  Arlon offers the only UL listed silicone self-fusing tape products.

· Thermally and electrically conductive silicone electronic bonding film adhesives, known as Thermabond™, for high reliability electronics.

In 2003, key initiatives will focus on identifying new market opportunities, product development, product distribution, and customer satisfaction.  Newer technologies, including foil-laminates for flexible heaters, primerless electronic film adhesives and traction motor insulation systems, specialty hose and duct composites, and advanced electrical insulation materials, will be promoted in served markets.

Kasco Replacement Products and Services

Kasco is a leading provider of meat-room products and repair and maintenance services for the meat, deli and seafood departments of supermarkets; restaurants;  meat, poultry and fish processing plants; and manufacturers and distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America.  These products and services include:

· Band saw blades for cutting meat and fish

· Saw blades for cutting wood and metal

· Chopper plates and knives for grinding meat

· Preventive maintenance and repairs for meat-room and food equipment in retail grocery and restaurant operations

· Electrical saws and cutting machines

· Seasoning products

· Other related butcher supply products.

Kasco has manufacturing operations in St. Louis, Missouri; Crumlin, Wales, United Kingdom; and Pansdorf, Germany. In addition, there are distribution facilities in Montreal, Canada and Paris, France.  Kasco operates under the names Kasco in the US, Atlantic Services Co. in the UK and Canada, Biro France and EuroKasco in France, and Bertram & Graf in Germany.

Kasco has a significant distribution network that reaches over 20,000 retail grocery stores, restaurants, delis, equipment distributors, and processing plants in the US, Canada, Europe, Latin America and Asia.  Kasco’s distribution network is made up of direct salesmen, Territory Managers, and distributors who have in-depth knowledge of the local markets and the customer’s needs.  Kasco’s distribution and service network delivers meat-room supplies, and repair and maintenance services, in a cost effective and rapid manner to our customer base.

PHOTO - Bandsaws

PHOTO - Plates & Knives

2002 was a year of improved financial performance for Kasco versus 2001, both in North America and Europe. Kasco obtained several significant new retail grocery chain contracts in North America, and obtained new distributor customers in Africa and Asia during 2002. Kasco’s European business units had improved operating results in 2002 from increased meat consumption as their markets began recovering from “mad cow” and “hoof and mouth” disease outbreaks of 2000 and 2001, and from the currency translation effect of the weakened US dollar versus the British Pound and the Euro. Increased revenue, in combination with cost reductions achieved during 2001 and 2002, generated an increase in operating profit for Kasco of approximately $1.7 million in 2002 versus 2001.  The Kasco business units also generated approximately $2.9 million of cash during 2002.

Since 2000, the market environment for Kasco has been difficult due to market contraction through retail consolidation and the industries shift to “Case Ready” product offerings.  Kasco does not expect to see any real improvement in the market environment in 2003.  During 2003, Kasco will continue to focus on achieving new retail contracts and growing distributor revenue via new product offerings and value added service offerings, and Kasco will continue to focus on generating significant cost reductions across all areas of the business.

Directors

1.

Luke E. Fichthorn III

Chairman and CEO

Bairnco Corporation

2.

Gerald L. DeGood *

Consultant

3.

Charles T. Foley *

President

Estabrook Capital Management, Inc.

4.

James A. Wolf *

Business Consultant

5.

William F. Yelverton *

International Business Consultant

* Audit Committee member

Management:

1.

Robert M. Carini

Vice President

Arlon, Inc.

2.

Lawrence C. Maingot

Controller

Bairnco Corporation

3.

Elmer G. Pruim

Vice President

Arlon, Inc.

4.

Larry D. Smith

Vice President Administration & Secretary

Bairnco Corporation

5.

Brian E. Turner

President

Kasco Corporation

FINANCIAL HISTORY

		2002	2001	2000	1999	1998
Summary of Operations ($ in thousands)
Net sales		$154,354	160,369	187,513	168,881	156,456
Gross profit		$44,991	46,535	60,556	55,147	50,583
Earnings before interest, provision for litigation costs and taxes		$6,802	7,395	16,544	15,002	12,029
Provision for litigation costs		$4,000	6,200	1,000	--	7,500
Operating profit		$2,802	1,195	15,544	15,002	4,529
Interest expense, net		$1,005	2,486	3,481	2,104	1,998
Income (loss) before income taxes		$1,797	(1,291)	12,063	12,898	2,531
Provision (benefit) for income taxes		$436	(983)	3,830	4,257	937
Net income (loss)		$1,361	(308)	8,233	8,641	1,594
Return from operations on:
Net sales	%	0.9	(0.2)	4.4	5.1	1.0
Average stockholders’ investment	%	2.7	(0.6)	15.9	18.0	3.1
Average capital employed	%	2.4	1.3	10.8	11.9	3.3

Yearend Position ($ in thousands)
Working capital		$23,850	25,801	34,926	33,256	33,259
Working capital as a % of sales	%	15.5	16.1	18.6	19.7	21.3
Plant and equipment, net		$37,468	42,602	47,341	39,682	41,402
Total assets		$115,584	118,255	135,769	119,145	118,555
Total debt		$27,747	33,584	46,190	31,283	37,844
Stockholders’ investment		$51,516	50,018	52,709	50,167	46,438
Capital employed		$79,263	83,602	98,899	81,450	84,282

Per Common Share Data
Basic earnings (loss) per share		$0.19	(0.04)	1.09	1.08	0.18
Diluted earnings (loss) per share		$0.19	(0.04)	1.09	1.08	0.18
Cash dividend		$0.20	0.20	0.20	0.20	0.20
Stockholders’ investment		$7.02	6.82	7.21	6.43	5.61
Market price:
High		$6.1000	8.4000	8.0000	8.0000	11.3750
Low		$4.6900	5.1500	6.0625	4.6250	5.5625

Other Data (in thousands)
Depreciation and amortization		$8,113	9,082	9,097	7,365	6,688
Capital expenditures		$3,811	3,081	6,388	5,670	5,976
Weighted average common shares outstanding		7,332	7,321	7,567	7,965	8,655
Weighted average diluted common shares outstanding		7,337	7,321	7,678	8,038	8,818

Current ratio		1.7	1.8	2.0	2.1	2.2
Number of registered common stockholders		1,066	1,148	1,246	1,356	1,436
Average number of employees		789	841	926	820	822
Sales per employee		$195,600	190,700	202,500	205,950	190,340

 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 15.

RESULTS OF OPERATIONS

Fiscal 2002 Compared to Fiscal 2001

Sales for the year ended December 31, 2002 decreased 3.8% to $154,354,000 from $160,369,000 in 2001. Gross profit decreased 3.3% to $44,991,000 from $46,535,000 in 2001 due primarily to reduced sales and competitive pricing pressures in the recessionary economy.  The gross profit margin as a percent of sales increased slightly to 29.1% from 29.0%. 2002 was impacted by the adverse development of several old workers compensation claims and plant shut down and move expenses related to the closure of Arlon’s Northbrook, Illinois facility at the end of 2001. Arlon's sales decreased 6.4% from last year with approximately two thirds of the decrease due to declines in the telecommunications and electronics markets that were still reasonably strong in the first quarter of 2001. The remainder of the decline was primarily in Arlon’s graphics markets. Kasco's sales increased 6.0% as compared to last year due primarily to improvements in its European operations as their markets continue to recover from “mad cow” and “hoof and mouth” disease outbreaks during 2000 and 2001. The weakening dollar also positively impacted the currency translation of Kasco’s foreign sales.

As noted in the Company’s third quarter report on Form 10-Q, the Court reset the trial date in the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements) for March 31, 2003 as a result of delays in the briefing of defendants' motions for summary judgment dismissing all claims and other pretrial activities. The Court recently heard argument on summary judgment motions, but it has not as yet ruled on them. On January 28, 2003, however, the Court granted defendants’ motion to strike the testimony of three of plaintiffs’ expert witnesses, including two who were to testify with respect to valuation issues. The costs associated with the delays incident to the summary judgment motions combined with the need still to prepare for trial so long as there is no ruling on the motions and so long as the trial was still set for March 31, 2003, resulted in an additional $4.0 million pre-tax provision for litigation costs to defend the Transactions Lawsuit being booked in the fourth quarter of 2002.

Subsequently, on February 12, 2003, the Court adjourned the trial without date and indicated that it would set a new trial date, if necessary, after ruling on the motions which is expected to occur by mid-March. Bairnco recorded a similar $6.2 million charge in the third quarter of 2001. The $4.0 million provision for litigation reduced net income in 2002 by approximately $2,640,000, or $.36 per share. The $6.2 million provision for litigation costs reduced net income in 2001 by approximately $3,968,000, or $.54 per share. The level of reserves assumes a vigorous defense of the case through trial.

Selling and administrative expenses, which exclude the litigation provisions, decreased 2.4% to $38,189,000 from $39,140,000, as costs were reduced in light of the depressed markets and continuing efforts to improve Kasco's financial performance. A $496,000 gain on sale of Arlon’s Northbrook, Illinois facility was offset by severance and plant consolidation costs. The Northbrook facility was closed at the end of 2001 and its production was moved to the Santa Ana, California and East Providence, Rhode Island plants, in order to improve productivity, reduce costs and improve product development focus.  As a percent of sales, selling and administrative expenses increased to 24.7% in 2002 as compared to 24.4% in 2001.  Operating profit before the litigation provisions was $6,802,000 in 2002, a decrease of 8.0% from $7,395,000 in 2001, due to the reduction in gross profit.

Net interest expense decreased to $1,005,000 in 2002 as compared to $2,486,000 in 2001 due to debt reductions that resulted from strong cash generation as working capital efficiency was improved and capital expenditures were reduced, as well as lower average interest rates.  No shares were repurchased on the open market during 2002.

Income before income taxes in 2002 increased to $1,797,000 as compared to a loss of $(1,291,000) in 2001. Excluding the litigation provisions, income before income taxes increased 18.1% to $5,797,000 in 2002 from $4,909,000 in 2001.

Effective January 1, 2002, the Internal Revenue Service (IRS) eliminated all tax benefits associated with Foreign Sales Corporations (FSC), and the Bairnco FSC dissolved accordingly.  As a replacement tax benefit for exporters, the IRS enacted the Extraterritorial Income Exclusion (EIE), a statutory exclusion from taxable income.  The income exclusion is calculated based on a percentage of foreign trade income, and use of a non-US entity is not required to get the benefit of the exclusion. Bairnco’s effective tax rate in 2002 was 24.3% which results from the interaction between the significant reduction in pre-tax income due to the $4.0 million litigation provision and the tax benefit of the EIE. The effective tax rate in 2001 was (76.1%) which resulted from the interaction between the pre-tax loss position created by the $6.2 million litigation provision and the tax benefit of the foreign sales corporation (refer to the rate reconciliation in Note 4 to Consolidated Financial Statements). The provision (benefit) for income taxes in both years includes all applicable federal, state, local and foreign income taxes.

Net income increased to $1,361,000 in 2002 from a loss of $(308,000) in 2001.  Diluted earnings per common share increased to $0.19 in 2002 from a loss of $(0.04) in 2001.  Excluding the litigation provisions, net income increased 9.3% to $4,001,000, or $0.55 per share, from $3,660,000 or $0.50 per share in 2001.

Fiscal 2001 Compared to Fiscal 2000

Sales for the year ended December 31, 2001 decreased 14.5% to $160,369,000 from $187,513,000 in 2000. Gross profit decreased 23.2% to $46,535,000 from $60,556,000 in 2000 due to reduced sales, even lower production volumes to reduce inventories, and reduced pricing due to competitive pressures in the recessionary economy.  The gross profit margin as a percent of sales decreased to 29.0% from 32.3%. Arlon's sales decreased 13.3% from 2000. There were widespread and varying declines in all markets served with certain electronics markets being down over 50%.  Kasco's sales decreased 18.6% as compared to 2000 due to lower seasoning sales as a major chain shifted its ready-to-cook meat products to central processors at the end of 2000 and selected supermarket chains shifted towards case-ready product offerings.  Kasco continued to reengineer its business to meet the changes in its market place and return the segment to profitability.  During 2001, Kasco generated approximately $3.8 million of cash. Kasco also reduced operating expenses by approximately $3.6 million during 2001 as compared to last year.

In the third quarter of 2001, Bairnco recorded a $6.2 million (pre-tax) provision for litigation in connection with a change in estimate to defend the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements). Bairnco recorded a similar $1.0 million charge in the fourth quarter of 2000. The $6.2 million provision for litigation reduced net income in 2001 by approximately $3,968,000, or $.54 per share. The $1.0 million provision for litigation reduced net income in 2000 by approximately $640,000, or $.09 per share.

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

The effective tax rate increased to 76.1% as compared to 31.8% in 2000 due primarily to the pre-tax operating loss position in 2001 and the benefits of the FSC on both years (refer to the rate reconciliation in Note 4 to the Consolidated Financial Statements). The provision (benefit) for income taxes in both years includes all applicable federal, state, local and foreign income taxes.

Net income decreased to a loss of $(308,000) in 2001 from income of $8,233,000 in 2000.  Diluted earnings per common share decreased to a loss of $(0.04) in 2001 from $1.07 in 2000.  Excluding the litigation provisions, net income decreased 58.8% to $3,660,000, or $0.50 per share, from $8,873,000 or $1.16 per share in 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's sources of liquidity include primarily cash generated from operations and amounts available under credit facilities. The Corporation believes that these sources are expected to be sufficient to fund Bairnco's anticipated cash requirements of working capital, capital expenditures, dividends, stock repurchases and other financial commitments in 2003.

The Corporation has in place a credit agreement (refer to Note 6 to Consolidated Financial Statements) that provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2002 of $37 million and a letter of credit facility of $9 million. This revolving portion of the credit facility expires on February 22, 2005. The credit agreement also includes a term loan credit facility that is subject to quarterly amortization of principal and expires on December 31, 2004.

At December 31, 2002, $27.7 million of total debt was outstanding compared to $33.6 million at the end of 2001.  The decrease in debt was due to cash generated from working capital reductions, the sale of the Northbrook plant and reduced capital expenditures. As of December 31, 2002, approximately $32.5 million was available for borrowing under the Corporation’s secured, reducing revolving credit agreement.  In addition, approximately $4.0 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity decreased to 53.9% at the end of 2002 from 67.1% at the end of 2001 as a result of the reduced borrowings.

A summary of the Corporation's total contractual obligations and other commercial commitments as of December 31, 2002 is as follows:

	Payments Due by Period
Contractual Cash Obligations	Total	2003	2004 & 2005	2006 & 2007	After 2007

Short-term Lines of Credit	$ 1,200,000	$ 1,200,000	$ --	$ --	$ --
Long-term Debt:
Term Loan	10,000,000	4,000,000	6,000,000	--	--
Industrial Revenue Bond	3,000,000	3,000,000	--	--	--
Revolving Line of Credit	13,547,000	--	13,547,000	--	--
Operating Leases	10,796,000	2,304,000	4,043,000	3,396,000	1,053,000
Total Contractual Cash Obligations	$38,543,000	$10,504,000	$23,590,000	$3,396,000	$1,053,000

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total	2003	2004 & Thereafter

Standby Letters of Credit	$ 5,965,000	$ 5,965,000	$ --
Surety Bonds	850,000	850,000	--
Total Other Commercial Commitments	$ 6,815,000	$ 6,815,000	$ --

At December 31, 2002, Bairnco had working capital of $23.9 million compared to $25.8 million at December 31, 2001.  The reduction in current deferred income taxes reflects the reimbursement of taxes on escrow interest income (refer to Note 4 and Note 10 to Consolidated Financial Statements) which were taxable to the Corporation in 2001 but paid in 2002. The increase in other current assets is due primarily to a $2.1 million tax receivable related to Bairnco’s net operating loss position in 2002 for tax purposes. The increase in other long-term assets results from the fourth quarter contributions made to the Corporation’s pension plans (see below).

During 2002 the Corporation adopted a change in the measurement date of its US pension benefit plans from September 30 to November 30. This change had no significant effect on the 2002 or prior years’ pension expense or pension obligations. Management believes this change in measurement date is preferable as it facilitates and improves the year-end benefit cost planning. The decline in the stock market over the past two years resulted in the fair value of plan assets declining by approximately $3.3 million from September 30, 2000 to November 30, 2002. Thus, in the fourth quarter 2002, the Corporation made $2.8 million of contributions to the Bairnco Corporation Retirement Plan and the two hourly employee pension plans which resulted in these plans again becoming fully funded as compared to the accumulated benefit obligation of each of the plans (refer to Note 8 to Consolidated Financial Statements). The overall decline in the fair value of plan assets, coupled with the decrease in discount rates which increases the projected benefit obligations of the plans, will increase the pension expense of the Corporation in 2003 by an estimated $600,000.

Bairnco made $3,811,000 of capital expenditures in 2002 as compared to its plan of approximately $5 million. Capital expenditures were focused on cost reduction projects and equipment replacements. Total capital expenditures planned for 2003 are approximately $8.9 million and depreciation is estimated to be approximately $7.8 million. These capital expenditures are for cost reductions, necessary replacements and the first phase of a program to consolidate the industrial coated products into a new leased facility. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

Bairnco did not repurchase any of its shares of its common stock on the open market during 2002. The diluted average number of shares outstanding at December 31, 2002 was 7,337,000, a 0.2% increase from the 7,321,000 diluted average shares outstanding at December 31, 2001. The Board has authorized management to continue its stock repurchase program in 2003 subject to market conditions and the capital requirements of the business.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Forward Looking Statements

Certain of the statements contained in Management’s Discussion and Analysis, in other parts of this annual report and in other Corporation filings, are forward-looking statements.  These forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based upon management’s expectations, assumptions and beliefs concerning future developments and their potential effect upon the Corporation.  There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on the Corporation will be those anticipated by management. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2002 and thereafter include many factors that are beyond the Corporation’s ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; disruptions in operations due to labor disputes; changes in the pricing of the products of the Corporation or its competitors; the market demand and acceptance of the Corporation’s existing and new products; the impact of competitive products; changes in the market for raw or packaging materials which could impact the Corporation’s manufacturing costs; changes in the product mix; the loss of a significant customer or supplier; production delays or inefficiencies; the impact on production output and costs from the availability of energy sources and related pricing; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions; the costs and other effects of complying with environmental regulatory requirements; and losses due to natural disasters where the Corporation is self-insured.

While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation’s results of operations and financial condition, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of new information, future events or otherwise.

Litigation

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings that are discussed in more detail in Note 10 to Consolidated Financial Statements.  Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2002.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in the financial statements.  The following is a summary of the Corporation’s more significant accounting policies and how they are applied in the preparation of the financial statements.

The valuation of our accounts receivable are reviewed on a monthly basis.  The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts.

The consolidated balance sheets include significant amounts of long-lived assets and goodwill.  Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While management continues to review and analyze many factors that can impact business prospects in the future, the analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made.  Actual results could differ materially from these assumptions. Management’s judgments with regard to the Corporation’s future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

A combination of insurance and self-insurance is used for a number of risks including general liability, workers' compensation, vehicle liability and employee-related health care benefits.  Liabilities associated with the risks that are retained are estimated by considering various historical trends and forward looking assumptions.  The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

The Corporation accrues for the estimated costs to defend existing lawsuits, claims and proceedings where it is probable that it will incur such costs in the future. These non-discounted accruals are management’s best estimate of the most likely cost to defend the litigation based on discussions with counsel.  Such estimates are reviewed and evaluated in light of ongoing experiences and expectations and could substantially exceed the current best estimates which would have a material impact on the results of operations of the period in which the change in estimate was recorded. Any changes in estimates from this review process are reflected in operations currently.

Accounting Developments

Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.  SFAS 142 provides for the non-amortization of goodwill.  Goodwill will now be subject to at least an annual assessment for impairment by applying a fair-value based test. Other intangible assets will be amortized over their useful lives (other than indefinite life assets). Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test.  This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts.

The Corporation used the expected present value of future cash flows for estimating the fair value of its reporting units. Other than the elimination of approximately $0.5 million of annual goodwill amortization expense, the adoption of SFAS 142 had no impact on the consolidated results of operations and financial position of the Corporation for the year ended December 31, 2002. Goodwill amortization expense was approximately $486,000 and $425,000 for the years ended December 31, 2001 and 2000, respectively. A reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income (loss) and earnings (loss) for 2001 and 2000, excluding the impact of goodwill amortization is shown in Note 1 to Consolidated Financial Statements.

Effective January 1, 2002, the Corporation adopted SFAS 144, Accounting for the Disposal or Impairment of Long-Lived Assets. SFAS 144 supersedes SFAS 121 and requires that one accounting impairment model be used for long-lived assets to be held and used and to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 had no financial impact on the consolidated results of operations and financial position of the Corporation for the quarter and year ended December 31, 2002.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. With the rescission of SFAS 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30.  SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  SFAS 145 also makes technical corrections to existing pronouncements.  The provisions of SFAS 145 shall be applied for fiscal years beginning after May 15, 2002.  The adoption of SFAS 145 in fiscal 2003 is not expected to have a material impact on the Corporation’s financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Corporation will adopt SFAS 146 effective January 1, 2003.  SFAS 146 would have had no impact on the financial statements for the year ended December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation provides for expanded disclosures and initial recognition and measurement requirements for guarantors, and its adoption in 2003 is expected to have no impact on the Corporation’s financial position or results of operations.

On December 31, 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure.  SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported earnings in interim financial statements. The disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Corporation adopted the disclosure provisions of SFAS 148 as of December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities.  This interpretation addresses consolidation by business enterprises of variable interest entities, and its adoption in 2003 is expected to have no impact on the Corporation’s financial position or results of operations.

Consolidation of Industrial Engineered Coating Product’s Businesses

In December 2002, the Board of Directors reviewed a preliminary plan for the consolidation of its industrial engineered coated product’s businesses in a new leased facility in San Antonio, Texas. The goal is to create a critical business size with a focused management, development, engineering and production team in one location which is more responsive to our customers’ requirements and to the development of new products, and is more cost effective. The first stage of the plan, which involves the East Providence, Rhode Island facility, is expected to result in relocation and closing expenses of approximately $1.5 million plus $2.5 million of capital expenditures, to be incurred during 2003. This stage of the plan received management and Board approval in 2003 and is now progressing.

Business Outlook

2003 will be another challenging year. Bairnco had anticipated a very gradual improvement in the economy and in our served markets.  However, the dragging out of the resolution of the Iraq situation and the apparent negative impact on consumer and business confidence has made our forecast problematic at best.  It would now appear even a gradual recovery will be postponed until the Iraq situation is resolved.

Continuous improvement programs are ongoing.  Arlon is undertaking a three-year program to consolidate its industrial engineered coated product’s management and operations which are currently in three different plants into one location.  The combined operations are expected to be more efficient.

Assuming no double dip recession and an expeditious resolution to the Iraq problem, Bairnco should have improved results in 2003.  Even with all programs contemplated, cash generation should result in a further reduction of debt.  Arlon should have improved earnings for the year.  Kasco’s reengineering efforts are substantially complete. Kasco was profitable in 2002 and further improvements are expected in 2003.

Management is not aware of any adverse trends that would materially affect the Company's financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risks relating to the Corporation's operations results primarily from changes in interest rates and changes in foreign currency exchange rates.

Impact of Interest Rates

The interest on the Corporation’s bank debt is floating and based on the prevailing market interest rates. For market rate based debt, interest rate changes generally do not affect the market value of the debt but do impact future interest expense and hence earnings and cash flows, assuming other factors remain unchanged.  A theoretical one-percentage point change in market rates in effect on December 31, 2002 would change interest expense and hence change net income of the Corporation by approximately $191,000 per year.

The following table summarizes the principal cash flows of the Corporation's financial instruments outstanding at December 31, 2002, categorized by type of instrument and by year of maturity. There have been no changes in market risk factors for the year ended December 31, 2002.

	2003	2004	2005	Total	Fair Value

Short Term Debt	$1,200	$ --	$ --	$1,200	$1,200
Long Term Debt:
Term Loan (interest at 2.625%)	4,000	6,000	--	10,000	10,000
Industrial Revenue Bond (interest at 1.89%)	3,000	--	--	3,000	3,000
Revolving line of credit (interest ranging from 2.1875% to 4.125%)	--	--	13,547	13,547	13,547

Impact of Foreign Currency Exchange Rates

The Corporation’s sales denominated in a currency other than U.S. dollars were approximately 17.5% of total sales for the year ended December 31, 2002.  Net assets maintained in a functional currency other than U.S. dollars at December 31, 2002 were approximately 18.0% of total net assets. The translation effect of changes in foreign currency exchange rates on the Corporation's revenues, earnings and net assets maintained in a functional currency other than U.S. dollars has not historically been significant. However, the Corporation remains exposed to potential risk of loss based on fluctuations in the foreign currency exchange rates from time to time.

Euro Conversion

The total cost of the euro conversion was not material and the conversion from the legacy currencies did not have a material adverse effect on Bairnco's consolidated financial position or results of operations in 2002.

Quarterly Results of Operations (Unaudited)

(In thousands except market price and per share data)

	1st		2nd		3rd		4th		Total
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Net Sales	$36,617	$44,218	$41,632	$39,826	$38,252	$38,552	$37,853	$37,773	$154,354	$160,369
Cost of sales	26,026	31,684	29,315	27,849	26,824	27,454	27,198	26,847	109,363	113,834
Gross Profit	10,591	12,534	12,317	11,977	11,428	11,098	10,655	10,926	44,991	46,535
Selling and
administrative expenses	9,331	10,112	10,264	9,771	9,616	9,656	8,978	9,601	38,189	39,140
Provision for litigation
costs	--	--	--	--	--	6,200	4,000	--	4,000	6,200
Operating Profit (Loss)	1,260	2,422	2,053	2,206	1,812	(4,758)	(2,323)	1,325	2,802	1,195
Interest expense, net	273	948	279	724	241	489	212	325	1,005	2,486
Income (loss) before
income taxes	987	1,474	1,774	1,482	1,571	(5,247)	(2,535)	1,000	1,797	(1,291)
Provision (benefit) for
income taxes	306	457	550	459	487	(1,936)	(907)	37	436	(983)
Net Income (Loss)	$ 681	$ 1,017	$ 1,224	$ 1,023	$ 1,084	$(3,311)	$(1,628)	$ 963	$ 1,361	$ (308)

Basic Earnings (Loss) per Share	$ 0.09	$ 0.14	$ 0.17	$ 0.14	$ 0.15	$ (0.45)	$ (0.22)	$ 0.13	$ 0.19	$ (0.04)

Diluted Earnings (Loss) per Share	$ 0.09	$ 0.14	$ 0.17	$ 0.14	$ 0.15	$ (0.45)	$ (0.22)	$ 0.13	$ 0.19	$ (0.04)

Market Price:
High	$ 6.030	$ 8.400	$ 5.920	$ 8.000	$ 6.100	$ 6.500	$ 5.670	$ 6.090	$ 6.100	$ 8.400
Low	4.690	7.020	4.900	6.250	5.410	5.700	$ 4.800	5.150	$ 4.690	5.150

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Bairnco Corporation:

We have audited the accompanying consolidated balance sheet of Bairnco Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, comprehensive income, stockholders’ investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Bairnco Corporation and subsidiaries as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated January 22, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bairnco Corporation and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States.

As discussed above, the financial statements of Bairnco Corporation and subsidiaries as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 1 to the financial statements, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill that is no longer being amortized to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

January 30, 2003

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

/s/ Arthur Andersen LLP

Orlando, Florida

January 22, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2002, 2001 and 2000

Bairnco Corporation and Subsidiaries

	2002	2001	2000
Net Sales	$ 154,354,000	$ 160,369,000	$ 187,513,000
Cost of sales	109,363,000	113,834,000	126,957,000
Gross Profit	44,991,000	46,535,000	60,556,000
Selling and administrative expenses	38,189,000	39,140,000	44,012,000
Provision for litigation costs	4,000,000	6,200,000	1,000,000
Operating Profit	2,802,000	1,195,000	15,544,000
Interest expense, net	1,005,000	2,486,000	3,481,000
Income (loss) before Income Taxes	1,797,000	(1,291,000)	12,063,000
Provision (benefit) for income taxes	436,000	(983,000)	3,830,000
Net Income (Loss)	$ 1,361,000	$ (308,000)	$ 8,233,000

Basic Earnings (Loss) per Share of Common Stock	$ 0.19	$ (0.04)	$ 1.09

Diluted Earnings (Loss) per Share of Common Stock	$ 0.19	$ (0.04)	$ 1.07

Dividends per Share of Common Stock	$ 0.20	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2002, 2001 and 2000

Bairnco Corporation and Subsidiaries

	2002	2001	2000
Net Income (Loss)	$ 1,361,000	$ (308,000)	$8,233,000
Other comprehensive income (loss):
Currency translation adjustment	970,000	(326,000)	(448,000)
Minimum pension liability adjustment, net of ($342,000) tax in 2002; $366,000 tax in 2001	609,000	(651,000)	--
Comprehensive Income (Loss)	$ 2,940,000	$(1,285,000)	$7,785,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

Bairnco Corporation and Subsidiaries

	2002	2001
Assets
Current Assets:
Cash and cash equivalents	$ 705,000	$ 756,000
Accounts receivable, less allowances of $1,295,000 and $2,698,000, respectively	22,732,000	24,644,000
Inventories:
Raw materials and supplies	5,611,000	5,864,000
Work in process	7,090,000	7,614,000
Finished goods	12,181,000	12,141,000
	24,882,000	25,619,000
Deferred income taxes	4,910,000	6,521,000
Other current assets	3,779,000	1,253,000
Total current assets	57,008,000	58,793,000
Plant and Equipment, at cost:
Land	1,516,000	1,783,000
Buildings and leasehold interests and improvements	17,441,000	18,446,000
Machinery and equipment	91,139,000	91,300,000
	110,096,000	111,529,000
Less – Accumulated depreciation and amortization	(72,628,000)	(68,927,000)
	37,468,000	42,602,000
Cost in Excess of Net Assets of Purchased Businesses, net	13,276,000	12,639,000
Other Assets	7,832,000	4,221,000
	$ 115,584,000	$118,255,000
Liabilities and Stockholders’ Investment
Current Liabilities:
Short-term debt	$ 1,200,000	$ 4,411,000
Current maturities of long-term debt	7,000,000	4,000,000
Accounts payable	9,855,000	10,792,000
Accrued expenses	15,103,000	13,789,000
Total current liabilities	33,158,000	32,992,000
Long-Term Debt	19,547,000	25,173,000
Deferred Income Taxes	9,258,000	7,419,000
Other Liabilities	2,105,000	2,653,000
Commitments and Contingencies (Notes 2, 6 and 10)

Stockholders’ Investment:
Preferred stock, par value $.01, 5,000,000 shares authorized, none issued	--	--
Common stock, par value $.01, 30,000,000 shares authorized, 11,371,808 and 11,365,141 issued, respectively	114,000	114,000
Paid-in capital	50,197,000	50,163,000
Retained earnings	34,567,000	34,673,000
Accumulated Other Comprehensive Income (Loss)-
Currency translation adjustment	1,425,000	455,000
Minimum pension liability adjustment, net of $24,000 and $366,000 tax, respectively	(42,000)	(651,000)
Treasury stock, at cost, 4,037,869 and 4,036,373 shares, respectively	(34,745,000)	(34,736,000)
Total stockholders’ investment	51,516,000	50,018,000
	$ 115,584,000	$118,255,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2001 and 2000

Bairnco Corporation and Subsidiaries

	2002	2001	2000
Cash Flows from Operating Activities:
Net income (loss)	$ 1,361,000	$ (308,000)	$ 8,233,000
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	8,113,000	9,082,000	9,097,000
(Gain) on disposal of plant and equipment	(400,000)	(206,000)	(106,000)
Deferred income taxes	3,094,000	(1,758,000)	2,161,000
Change in current operating assets and liabilities:
(Increase) decrease in accounts receivable, net	2,482,000	8,512,000	(2,597,000)
(Increase) decrease in inventories	1,239,000	4,521,000	(3,275,000)
(Increase) decrease in other current assets	(2,499,000)	2,164,000	198,000
Increase (decrease) in accounts payable	(1,140,000)	(733,000)	894,000
Increase (decrease) in accrued expenses	1,068,000	(1,990,000)	164,000
Other	(3,212,000)	396,000	(4,620,000)
Net cash provided by operating activities	10,106,000	19,680,000	10,149,000

Cash Flows from Investing Activities:
Capital expenditures	(3,811,000)	(3,081,000)	(6,388,000)
Payment for purchased businesses, net of cash acquired	(502,000)	(3,459,000)	(13,337,000)
Proceeds from sale of plant and equipment	1,469,000	589,000	140,000
Net cash (used in) investing activities	(2,844,000)	(5,951,000)	(19,585,000)

Cash Flows from Financing Activities:
Net increase (decrease) in short-term debt	(3,317,000)	(1,323,000)	1,142,000
Proceeds from long-term debt	11,000,000	10,500,000	20,500,000
Long-term debt repayments	(13,722,000)	(21,665,000)	(6,561,000)
Payment of dividends	(1,467,000)	(1,464,000)	(1,507,000)
Purchase of treasury stock	(9,000)	--	(4,005,000)
Exercise of stock options	34,000	58,000	269,000
Net cash provided by (used in) financing activities	(7,481,000)	(13,894,000)	9,838,000

Effect of foreign currency exchange rate changes on cash and cash equivalents	168,000	(24,000)	(117,000)
Net increase (decrease) in cash and cash equivalents	(51,000)	(189,000)	285,000
Cash and cash equivalents, beginning of year	756,000	945,000	660,000
Cash and cash equivalents, end of year	$ 705,000	$ 756,000	$ 945,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 1,045,090	$ 2,858,000	$ 2,967,000
Income taxes	$ 566,531	$ 802,000	$ 2,513,000
Non-cash financing activities:
Acquisition and subsequent re-issuance of common stock	$ 9,000	$ 603,000	$ --

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 2002, 2001 and 2000

Bairnco Corporation and Subsidiaries

				Accumulated Comprehensive Income
				Pension	Currency
	Common	Paid-in	Retained	Liability	Translation	Treasury
	Stock	Capital	Earnings	Adjustment	Adjustment	Stock

Balance, December 31, 1999	$112,000	$49,235,000	$29,719,000	$ --	$1,229,000	$(30,128,000)
Net income			8,233,000
Cash dividends ($.20 per share)			(1,507,000)
Issuance of 53,050 shares pursuant to exercise of stock options		269,000
Acquisition of treasury stock (541,500 shares at cost)						(4,005,000)
Currency translation adjustment					(448,000)

Balance, December 31, 2000	$112,000	$49,504,000	$36,445,000	$ --	$ 781,000	$(34,133,000)
Net loss			(308,000)
Cash dividends ($.20 per share)			(1,464,000)
Issuance of 113,242 shares pursuant to exercise of stock options	2,000	659,000
Acquisition of treasury stock (92,808 shares at cost)						(603,000)
Currency translation adjustment					(326,000)
Pension liability adjustment, net of $366,000 tax				(651,000)

Balance, December 31, 2001	$114,000	$50,163,000	$34,673,000	$ (651,000)	$ 455,000	$(34,736,000)
Net income			1,361,000
Cash dividends ($.20 per share)			(1,467,000)
Issuance of 6,667 shares pursuant to exercise of stock options		34,000
Acquisition of treasury stock (1,496 shares at cost)						(9,000)
Currency translation adjustment					970,000
Pension liability adjustment, net of $(342,000) tax				609,000

Balance, December 31, 2002	$114,000	$50,197,000	$34,567,000	$ (42,000)	$1,425,000	$(34,745,000)

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

Arlon’s products are based on a common technology in coating, laminating and dispersion chemistry. Arlon's principal products include high performance materials for the printed circuit board industry, cast and calendered vinyl film systems, custom engineered laminates and pressure sensitive adhesive systems, and calendered and extruded silicone rubber insulation products used in a broad range of industrial, consumer and commercial products.

Kasco’s principal products include replacement band saw blades for cutting meat, fish, wood and metal, on-site maintenance services and seasonings for ready-to-cook foods for the retail food industry primarily in the meat and deli departments.  Kasco also distributes equipment to the food industry in Canada and France.

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

New accounting pronouncements:

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. With the rescission of SFAS 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30.  SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  SFAS 145 also makes technical corrections to existing pronouncements.  The provisions of SFAS 145 shall be applied for fiscal years beginning after May 15, 2002.  The adoption of SFAS 145 in fiscal 2003 is not expected to have a material impact on the Corporation’s financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Corporation will adopt SFAS 146 effective January 1, 2003.  SFAS 146 would have had no impact on the financial statements for the year ended December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation provides for expanded disclosures and initial recognition and measurement requirements for guarantors, and its adoption in 2003 is expected to have no impact on the Corporation’s financial position or results of operations.

On December 31, 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure.  SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported earnings in interim financial statements. The disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Corporation adopted the disclosure provisions of SFAS 148 as of December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities.  This interpretation addresses consolidation by business enterprises of variable interest entities, and its adoption in 2003 is expected to have no impact on the Corporation’s financial position or results of operations.

Cash and cash equivalents:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with an original maturity of less than three months as cash and cash equivalents for the purposes of the consolidated financial statements.

Trade receivables and related allowances:

Trade receivables are recorded net of allowances of $1,295,000 and $2,698,000 at December 31, 2002 and 2001, respectively.  The allowance for doubtful accounts is based on an analysis of all receivables for possible impairment issues, and historical write-off percentages.  Account balances are written off when deemed uncollectible.

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

Depreciation expense of $8,113,000, $8,585,000 and $8,632,000 was recognized during 2002, 2001 and 2000, respectively.

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of income.  The Corporation disposed of approximately $4.6 million and $7.8 million of fully depreciated assets that were no longer in use during the years ended December 31, 2002 and 2001, respectively.

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

Cost in excess of net assets of purchased businesses and other intangibles:

Effective January 1, 2002, the Corporation adopted SFAS 142, Goodwill and Other Intangible Assets.  SFAS 142 provides for the non-amortization of goodwill.  Goodwill will now be subject to at least an annual assessment for impairment by applying a fair-value based test. Other intangible assets will be amortized over their useful lives (other than indefinite life assets). Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test.  This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts.

The Corporation used the expected present value of future cash flows for estimating the fair value of its reporting units. Other than the elimination of approximately $0.5 million of annual goodwill amortization expense, the adoption of SFAS 142 had no impact on the results of operations and financial position of the Corporation for the year ended December 31, 2002. Goodwill amortization expense was approximately $486,000 and $425,000 for the years ended December 31, 2001 and 2000, respectively. A reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income and earnings per share for 2001 and 2000, excluding the impact of goodwill amortization is as follows:

	Year Ended December 31:
	2002	2001	2000
Reported net income (loss)	$1,361,000	$(308,000)	$8,233,000
Goodwill amortization, net of tax	--	335,000	289,000
Adjusted net income	$1,361,000	$ 27,000	$8,522,000

Basic earnings per share:
Reported net income (loss)	$ 0.19	$ (0.04)	$ 1.09
Goodwill amortization	--	0.05	0.04
Adjusted net income	$ 0.19	$ 0.01	$ 1.13

Diluted earnings per share:
Reported net income (loss)	$ 0.19	$ (0.04)	$ 1.07
Goodwill amortization	--	0.05	0.04
Adjusted net income	$ 0.19	$ 0.01	$ 1.11

The change in the carrying amount of cost in excess of net assets of purchased businesses (goodwill) for the year ended December 31, 2002 is as follows:

	Arlon Segment	Kasco Segment	Total
Balance, January 1, 2002	$ 5,865,000	$ 6,774,000	$12,639,000
Impact of contingent consideration earnout (Note 5)	516,000	--	516,000
Impact of exchange rate fluctuations on foreign goodwill	--	121,000	121,000
Balance, December 31, 2002	$ 6,381,000	$ 6,895,000	$13,276,000

Amortization expense of $486,000 and $425,000 was recognized during 2001 and 2000, respectively.

Other identifiable intangible assets, net of amortization, are included in other assets and totaled $113,000 and $550,000 at December 31, 2002 and 2001, respectively.  Included in the $113,000 is a $30,000 intangible asset related to the pension liability adjustment booked in accordance with SFAS 87, Employers Accounting for Pensions, at December 31, 2002.  The $550,000 balance at December 31, 2001 includes a $465,000 intangible asset related to the pension liability adjustment. The remaining items are being amortized over their estimated lives, which generally range from three to ten years.  Amortization expense recognized was $10,000 during 2002, $11,000 during 2001 and $40,000 during 2000.

Impairment of long-lived assets:

Effective January 1, 2002, the Corporation adopted SFAS 144, Accounting for the Disposal or Impairment of Long-Lived Assets. SFAS 144 supersedes SFAS 121 and requires that one accounting impairment model be used for long-lived assets to be held and used and to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 had no financial impact on the results of operations and financial position of the Corporation for the quarter and year ended December 31, 2002.

Revenue recognition:

Revenues are recognized when products are shipped or when services are rendered. Service revenues consist of repair and maintenance work performed on equipment used in the supermarket industry.

Shipping and handling costs:

Shipping and handling costs, such as freight to our customers' destinations, are included in selling and administrative expenses on the accompanying consolidated statements of operations. These costs, when included in the sales price charged to our customers, are recognized in net sales. Total shipping and handling costs included in selling and administrative expenses were approximately $3.2 million, $3.2 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income taxes:

The Corporation accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation’s financial statements or tax returns.  In estimating future tax consequences, the Corporation generally considers all expected future events other than enactment of changes in the tax law or changes in tax rates.  Changes in tax laws or rates will be recognized in the future years in which they occur.  Temporary differences between income for financial reporting and income tax purposes arise primarily from the timing of the deduction of certain accruals and from the use of accelerated methods of depreciation for income tax reporting purposes compared to the method of depreciation used for financial reporting purposes.

Accrued expenses-litigation:

The Corporation accrues for the estimated costs to defend existing lawsuits, claims and proceedings where it is probable that it will incur such costs in the future. These non-discounted accruals are management’s best estimate of the most likely cost to defend the litigation based on discussions with counsel.  Such estimates are reviewed and evaluated in light of ongoing experiences and expectations and could substantially exceed the current best estimates which would have a material impact on the results of operations of the period in which the change in estimate was recorded. Any changes in estimates from this review process are reflected in operations currently.

In the fourth quarter of 1998, Bairnco recorded a $7,500,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 1998 by $4.7 million or approximately $.54 diluted earnings per common share. In the fourth quarter of 2000, Bairnco recorded an additional $1,000,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 2000 by $640,000 or approximately $.09 diluted earnings per common share. In the third quarter of 2001, Bairnco recorded a $6,200,000 pre-tax provision for litigation costs.  After recognition of related tax benefits, the litigation provision reduced net income in 2001 by $3,968,000 or approximately $.54 per share.  An additional $4.0 pre-tax provision for litigation costs was recorded in the fourth quarter of 2002.  After recognition of related tax benefits, the litigation provision reduced net income in 2002 by $2,640,000 or approximately $.36 per share. The litigation provisions added to the existing reserves for asbestos-related litigation expenditures due to changes in the estimates to defend the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements). Through December 31, 2002, approximately $15.1 million of the asbestos-related litigation reserve had been spent.  The remaining reserves are included in accrued expenses in the Corporation’s consolidated balance sheet. The level of reserves assumes a vigorous defense of the case through trial in 2003.

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

Stock options:

The Corporation accounts for stock options under Accounting Principles Board Opinion No. 25 (APB 25), under which no compensation expense has been recognized (refer to Note 7 to Consolidated Financial Statements).  In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation, which is effective for years beginning after December 15, 1995.  SFAS 123 established financial accounting and reporting standards for stock-based employee compensation plans.  The statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their stock compensation plans.  However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB 25, but requires pro-forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance for SFAS 123 been adopted.

In preparing these disclosures, the Corporation determined the values using the Black Scholes model based on the following assumptions:

	For the Year Ended December 31,
	2002	2001	2000
Expected Life	5.5 years	7.0 years	7.0 years
Volatility	27.9%	27.0%	35.8%
Risk-free interest rate	4.5%	5.0%	5.5%
Dividend yield	3.31%	2.95%	2.75%

Had SFAS 123 been implemented, the Corporation’s net income and earnings per share would have been reduced to the amounts indicated below:

	2002	2001	2000
Net income (loss) (in thousands):
As reported	$ 4,001	$ (308)	$ 8,233
Pro forma	$ 3,954	$ (372)	$ 8,147
Basic earnings per share:
As reported	$ 0.55	$ (0.04)	$ 1.09
Pro forma	$ 0.54	$ (0.05)	$ 1.08
Diluted earnings per share:
As reported	$ 0.55	$ (0.04)	$ 1.07
Pro forma	$ 0.54	$ (0.05)	$ 1.06

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

The carrying amount of the Corporation’s short-term and long-term debt approximates fair value, since the debt is at floating rates and therefore approximates rates currently offered to the Corporation for debt of the same remaining maturities.

Accounting for derivatives:

In June 1998, the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which requires the Corporation to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. SFAS 133, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133 and SFAS  138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133 should not be applied retroactively to financial statements of prior periods.

The Corporation adopted SFAS 133, as amended, on January 1, 2001. The Corporation recognized $80,000 in exchange rate losses on open forward exchange rate contracts as of December 31, 2002.

(2) Acquisitions

On January 10, 2001, Bairnco purchased selected net assets (Viscor) of Viscor, Inc.  Viscor's engineered, coated products include transfer adhesives, single and double-coated foam and film tapes, and other custom coated products.  Viscor's sales for the six months ended December 31, 2000 were approximately $3.4 million. The transaction was accounted for as a purchase and was financed with long-term debt. The purchase price exceeded the fair value of net assets acquired by approximately $0.4 million.  The results of operations of Viscor are included in the accompanying consolidated financial statements from the date of acquisition.

The terms of Viscor's asset purchase agreement provide for additional consideration to be paid by Bairnco if Viscor's results of operations exceed certain targeted levels. Such additional consideration is paid semi-annually in cash and is recorded when earned as additional purchase price. The maximum amount of contingent consideration is approximately $4.5 million payable over the 5-year period ended December 31, 2005.  The Corporation recorded an additional $516,000 in Cost in Excess as additional purchase price for the year ended December 31, 2002.

(3)

Earnings per Share

The Corporation accounts for earnings per share (EPS) under SFAS 128, Earnings Per Share.  The following disclosures comply with the requirements of SFAS 128.

2002	2001	2000
Basic Earnings (Loss) per Common Share:

Net Income (Loss)	$ 1,361,000	$ (308,000)	$ 8,233,000
Average common shares outstanding	7,332,000	7,321,000	7,567,000
Basic Earnings (Loss) Per Common Share	$ 0.19	$ (0.04)	$ 1.09

Diluted Earnings (Loss) per Common Share:

Net Income	$ 1,361,000	$ (308,000)	$ 8,233,000

Average common shares outstanding	7,332,000	7,321,000	7,567,000
Common shares issuable in respect to options issued to employees with a dilutive effect	5,000	--	111,000
Total diluted common shares outstanding	7,337,000	7,321,000	7,678,000

Diluted Earnings (Loss) Per Common Share	$ 0.19	$ (0.04)	$ 1.07

Basic earnings per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year.  Diluted earnings per common share includes the effect of all dilutive stock options except in 2001 because to do so would be antidilutive.

(4)

Income Taxes

The components of income (loss) before income taxes and the provision (benefit) for domestic and foreign income taxes are as follows:

	2002	2001	2000
Income (Loss) before Income Taxes:
Domestic	$ 371,000	$(2,108,000)	$10,968,000
Foreign	1,426,000	817,000	1,095,000
Total Income (Loss) before Income Taxes	$ 1,797,000	$(1,291,000)	$12,063,000

Provision (Benefit) for Income Taxes:
Domestic:
Currently payable	$ (1,814,000)	$ 500,000	$ 1,068,000
Deferred	1,774,000	(1,730,000)	2,369,000
Foreign:
Currently payable	477,000	275,000	601,000
Deferred	(1,000)	(28,000)	(208,000)
Total Provision (Benefit) for Income Taxes	$ 436,000	$ (983,000)	$ 3,830,000

Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

	2002	2001	2000
Current Deferred Tax Items:
Accrued expenses - litigation provision	$ 1,610,000	$ 1,790,000	$ 720,000
Accrued expenses – other	1,662,000	1,434,000	1,691,000
Inventories	1,348,000	1,444,000	1,150,000
Receivables	290,000	1,853,000	384,000
Net Current Deferred Tax Asset	4,910,000	6,521,000	3,945,000

Non-Current Deferred Tax Items:
Fixed assets	(6,481,000)	(5,971,000)	(4,982,000)
Pensions	(2,273,000)	(960,000)	(1,584,000)
Intangible assets	70,000	98,000	37,000
Provision for litigation cost	--	--	204,000
Other	(574,000)	(586,000)	(642,000)
Net Non-Current Deferred Tax Liability	(9,258,000)	(7,419,000)	(6,967,000)

Net Deferred Tax Liability	$ (4,348,000)	$ (898,000)	$ (3,022,000)

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences.  As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

A deferred tax asset of approximately $2.2 million exists in relation to interest earned on the NOL Refunds that have been placed in escrow (refer to Note 10 to Consolidated Financial Statements).  The deferred tax asset arises from the inclusion of the escrow interest income in the Corporation’s annual tax returns (in accordance with the escrow agreement) and the exclusion of this interest income from the Corporation’s financial statements. Any taxes paid by the Corporation on the interest income are reimbursed from the escrow account. Consistent with the exclusion of the NOL Refunds and related interest from the Corporation’s financial statements, this deferred tax asset is also not reflected in the above numbers and excluded from the Corporation’s financial statements.

In 2002, 2001 and 2000 the Corporation's effective tax rates were 24.3%, 76.1% and 31.8%, respectively, of income (loss) before income taxes.  An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

	2002	2001	2000
Computed income taxes at statutory rate	$ 611,000	$ (439,000)	$ 4,101,000
State and local taxes, net of federal tax benefit	86,000	118,000	285,000
Dividend income	--	--	89,000
Amortization of goodwill	--	62,000	62,000
Foreign income taxed at different rates	(9,000)	(31,000)	21,000
Tax credits	--	--	(131,000)
Benefit of Foreign Sales Corporation	(299,000)	(705,000)	(558,000)
Meals and entertainment	95,000	107,000	96,000
Stock options	(1,000)	(29,000)	(37,000)
Other, net	(47,000)	(66,000)	(98,000)
Provision (benefit) for income taxes	$ 436,000	$ (983,000)	$ 3,830,000

Effective January 1, 2002, the Internal Revenue Service (IRS) eliminated all tax benefits associated with Foreign Sales Corporations, and the Bairnco FSC dissolved accordingly.  As a replacement tax benefit for exporters, the IRS enacted the Extraterritorial Income Exclusion, a statutory exclusion from taxable income.  The income exclusion is calculated based on a percentage of foreign trade income, and use of a non-US entity is not required to get the benefit of the exclusion.

Provision has not been made for US income taxes on approximately $6.3 million of undistributed earnings of international subsidiaries.  These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries.  It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.

(5)

Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2002 and 2001, respectively:

	2002	2001

Salaries and wages	$ 1,739,000	$ 1,158,000
Income taxes	288,000	466,000
Insurance	3,367,000	2,754,000
Litigation	4,780,000	5,221,000
Other accrued expenses	4,929,000	4,190,000
Total accrued expenses	$15,103,000	$13,789,000

(6)

Debt and Lease Commitments

Long-term debt consisted of the following as of December 31, 2002 and 2001, respectively:

	2002	2001

Revolving Credit Notes	$13,547,000	$11,173,000
Term loan	10,000,000	15,000,000
Industrial Revenue Bonds	3,000,000	3,000,000
	26,547,000	29,173,000
Less: Current Maturities	7,000,000	4,000,000
Total	$19,547,000	$25,173,000

The Corporation has a credit agreement (Credit Agreement) with a consortium of four banks led by Bank of America, N.A., and including SunTrust Bank, Wachovia Securities, and Allfirst Bank.  The Credit Agreement provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2002 of $37 million and a letter of credit facility of $9 million, although the letter of credit facility may be decreased to $5.0 million or increased to $15 million with a corresponding change in the revolving credit facility.

The Credit Agreement also includes a five-year term loan credit facility of $20 million subject to quarterly amortization of principal of $500,000 in 2000, $750,000 in 2001, $1,000,000 in 2002, $1,250,000 in 2003 and $1,500,000 in 2004.  During the third quarter of 2002, the Corporation prepaid the fourth quarter 2002 principal reduction and $1,000,000 of the first quarter 2003 principal reduction.

At December 31, 2002, $10.0 million was outstanding under the term loan and $13.5 million of revolving credit notes was outstanding and payable in 2005, including $547,000 of foreign borrowings.  In addition, approximately $5.9 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements.  $2.3 million of the letters of credit guarantee various insurance activities.  An outstanding $3.0 million letter of credit supports the Industrial Revenue Bonds and a $0.6 million letter of credit guarantees a short-term Canadian operating credit line. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the term loan and revolving credit notes outstanding at December 31, 2002, ranged from 2.1875% to 2.625% on US borrowings and were 4.125% on European borrowings. A commitment fee is paid on the unused portion of the total credit facility. As of December 31, 2002, approximately $32.5 million was available for borrowing under the Credit Agreement.

The Industrial Revenue Bond matures on April 15, 2003. The interest rate on the Industrial Revenue Bonds was approximately 1.89% at December 31, 2002.

Substantially all of the assets of the Corporation are pledged as collateral under the Credit Agreement, which expires on February 22, 2005, although the term loan expires on December 31, 2004.

The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained.  At December 31, 2002 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has other short-term debt outstanding at rates of 4.24% to 4.75% due in 2003.  This short-term debt consists of lines of credit with domestic and foreign financial institutions to meet short-term working capital needs. Outstanding foreign short-term borrowings totaled $475,000 and $911,000 at December 31, 2002 and 2001, respectively, and is payable in Euros.

The annual maturity requirements for long-term debt due after December 31, 2003, are summarized as follows:

Year Ended December 31,
2004	6,000,000
2005	13,547,000
Total Long-term Debt	$ 19,547,000

Leases:

The Corporation leases certain property and equipment under various operating lease arrangements that expire over the next 9 years.  Future minimum lease payments under scheduled operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year Ended December 31,
2003	$ 2,304,000
2004	2,112,000
2005	1,931,000
2006	1,743,000
2007	1,653,000
2008 and thereafter	1,053,000
Total minimum payments	$10,796,000

Rent expense for all operating leases amounted to approximately $2.6 million and $2.4 million for the years ended December 31, 2002 and 2001, respectively.

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

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 250,000 shares of common stock at option prices equal to the fair market value on the date of grant.  Two-thirds of these performance options became exercisable as a result of the Corporation’s earnings performance in 1992 and 1995. The remaining one-third became fully exercisable on May 31, 2000.  These options remain exercisable for ten years from the date they first became exercisable.

Changes in the stock options granted under the 1990 Plan during 2002, 2001 and 2000 were as follows:

	2002		2001		2000
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	484,858	$6.25	623,150	$6.19	688,225	$6.12
Granted	--	--	--	--	10,500	6.40
Exercised	(6,667)	5.03	(113,242)	5.84	(53,050)	5.07
Canceled	(37,975)	6.79	(25,050)	6.76	(22,525)	6.80
Outstanding at End of year	440,216	$6.22	484,858	$6.25	623,150	$6.19

Exercisable at End of year	423,283	$6.21	435,610	$6.19	533,386	$6.06

No shares were available for grants under the 1990 Plan as of December 31, 2002 and 2001. The weighted-average contractual life of the 440,216 options outstanding at December 31, 2002 was 4.52 years.

Changes in the stock options granted under the 2000 Plan during 2002, 2001 and 2000 were as follows:

	2002		2001		2000
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	51,100	$6.80	27,100	$7.43	--	$ --
Granted	35,200	5.40	33,000	6.48	27,800	7.42
Canceled	(5,800)	6.35	(9,000)	7.52	(700)	7.13
Outstanding at End of year	80,500	$6.22	51,100	$6.80	27,100	$7.43

Exercisable at End of year	17,094	$6.98	4,900	$7.41	--	$ --

At December 31, 2002 and 2001, 669,500 and 698,900 shares, respectively, were available for option grants under the 2000 Plan.  The weighted-average contractual life of the 80,500 options outstanding at December 31, 2002 was 11.1 years.

As of December 31, 2002, outstanding options have the following ranges of exercise prices and weighted average remaining lives:

	Ranges of Exercise Prices
	$3.38 to $5.50	$5.55 to $7.88	$9.56 to $10.94	All Ranges
Outstanding stock options:
Number of options	79,341	432,075	18,300	520,716
Weighted average exercise price	$ 5.03	$ 6.27	$10.09	$ 6.22
Weighted average remaining life	6.53 years	5.28 years	7.13 years	5.54 years
Exercisable stock options:
Number of options	47,843	374,234	18,300	440,377
Weighted average exercise price	$ 4.84	$ 6.23	$ 10.09	$ 6.24
Weighted average remaining life	2.99 years	4.54 years	7.13 years	4.48 years

There were no charges to income in connection with stock option grants or exercises during 2002, 2001 and 2000.

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

The Corporation’s Canadian subsidiary provides retirement benefits for its employees through a defined contribution plan. The plan was converted from a defined benefit plan in 1993 and, upon conversion a surplus was generated that is maintained in a separate holding account to fund the employer portion of contributions. As of December 31, 2002, the plan had approximately $1.3 million in the holding account. The employer portion of contributions for 2002 was approximately $35,000.  The Corporation's European subsidiaries provide retirement benefits for employees consistent with local practices. The foreign plans are not significant in the aggregate and therefore are not included in the following disclosures.

During 2002 the Corporation adopted a change in the measurement date of its US pension benefit plans from September 30 to November 30. Information presented in the tables below reflects a measurement date of November 30 for 2002 and September 30 for prior years. This change had no significant effect on the 2002 or prior years’ pension expense or pension obligations. Management believes this change in measurement date is preferable as it facilitates and improves the year-end benefit cost planning.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with plan assets in excess of accumulated benefit obligations were $33,428,000, $31,440,000 and $31,461,000, respectively, at November 30, 2002, and $27,872,000, $25,567,000 and $27,711,000, respectively, at September 30, 2001.  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $569,000, $569,000 and $0, respectively, at November 30, 2002, and $4,292,000, $4,300,000 and $2,881,000, respectively, at September 30, 2001.

The following table describes the funded status of US pension plans:

	2002	2001
Change in Benefit Obligation:
Benefit obligation at September 30, 2001 and 2000, respectively	$ 32,164,000	$ 29,404,000
Service cost	1,065,000	936,000
Interest cost	2,636,000	2,166,000
Actuarial loss	384,000	1,575,000
Benefits paid	(2,252,000)	(1,917,000)
Benefit obligation at November 30, 2002 and September 30, 2001, respectively	33,997,000	32,164,000

Change in Plan Assets:
Fair value of plan assets at September 30, 2001 and 2000, respectively	30,592,000	35,689,000
Actual return on plan assets	(117,000)	(3,201,000)
Employer contributions	3,214,000	21,000
Benefits paid	(2,227,000)	(1,917,000)
Fair value of plan assets at November 30, 2002 and September 30, 2001, respectively	31,462,000	30,592,000

Funded status	(2,535,000)	(1,572,000)
Unrecognized net transition obligation	66,000	103,000
Unrecognized prior service cost	354,000	303,000
Unrecognized net actuarial loss (gain)	8,836,000	5,123,000
Prepaid pension costs at November 30, 2002 and September 30, 2001, respectively	6,721,000	3,957,000
Fourth quarter accruals	(38,000)	(61,000)
Fourth quarter contributions	2,000	5,000
Prepaid pension costs at yearend	$ 6,685,000	$ 3,901,000

The discount rate used in determining the actuarial present value of the projected benefit obligations in the table above was 7.00% at November 30, 2002 and 7.25% at September 30, 2001.  The rate of projected pay increases, where applicable, was 3.5% at November 30, 2002 and 4.5% at September 30, 2001.  The expected long-term rate of return on retirement plan assets was 9% at both November 30, 2002 and September 30, 2001.

Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

	2002	2001

Prepaid benefit cost	$ 7,192,000	$ 3,894,000
Accrued benefit liability	(569,000)	(1,419,000)
Intangible asset	30,000	465,000
Accumulated other comprehensive income	67,000	1,017,000
Net amount recognized at November 30 and September 30, respectively	6,720,000	3,957,000
December and fourth quarter accruals, respectively	(37,000)	(61,000)
December and fourth quarter contributions, respectively	2,000	5,000
Net amount recognized at December 31	$ 6,685,000	$ 3,901,000

Net periodic pension cost for the US plans included the following for the years ended December 31:

	2002	2001	2000

Service cost-benefits earned during the year	$ 899,000	$ 963,000	$ 856,000
Interest cost on projected benefit obligation	2,276,000	2,197,000	2,074,000
Expected return on plan assets	(2,848,000)	(3,001,000)	(3,137,000)
Amortization of net obligation at date of transition	32,000	32,000	99,000
Amortization of prior service cost	49,000	46,000	33,000
Amortization of accumulated losses	43,000	7,000	(54,000)
Net periodic pension cost	$ 451,000	$ 244,000	$ (129,000)

(9)

Reportable Segment Data

Operating segments are components of an enterprise that:

a.

Engage in business activities from which they may earn revenues and incur expenses,

b.

Whose operating results are regularly reviewed by the company’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.

For which discrete financial information is available.

Operating segments with similar products and services, production processes, types of customers, and sales channels are combined into reportable segments for disclosure purposes.  Bairnco has two reportable segments – the Arlon Engineered Materials and Components segment and the Kasco Replacement Products and Services segment.

The Arlon Engineered Materials and Components segment designs, manufactures and sells laminated and coated materials to the electronic, industrial and commercial markets under the Arlonâ and Calonâ brand names. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry. Among the products included in this segment are high technology materials for the printed circuit board industry, vinyl films for graphics art applications, foam tapes used in window glazing, electrical and thermal insulation products, and silicone rubber products for insulating tapes and flexible heaters.

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

Financial information about the Corporation’s operating segments for the years ended December 31, 2002, 2001 and 2000 is as follows:

		Operating			Capital	Depreciation/
	Net Sales	Profit (Loss)		Assets	Expenditures	Amortization

2002
Arlon	$117,929,000	$ 9,838,000		$ 71,790,000	$2,605,000	$5,334,000
Kasco	36,425,000	127,000		29,744,000	1,168,000	2,684,000
Headquarters	--	(7,163,000)	(a)	14,050,000	38,000	95,000
Total	$154,354,000	$ 2,802,000		$115,584,000	$3,811,000	$8,113,000

2001
Arlon	$126,009,000	$ 12,015,000		$ 77,456,000	$1,984,000	$5,909,000
Kasco	34,360,000	(1,516,000)		30,210,000	1,042,000	3,092,000
Headquarters	--	(9,304,000)	(b)	10,589,000	55,000	81,000
Total	$160,369,000	$1,195,000		$118,255,000	$3,081,000	$9,082,000

2000
Arlon	$145,301,000	$20,249,000		$ 88,529,000	$2,948,000	$5,623,000
Kasco	42,212,000	109,000		35,333,000	3,276,000	3,403,000
Headquarters	--	(4,814,000)	(c)	11,907,000	164,000	71,000
Total	$187,513,000	$15,544,000		$135,769,000	$6,388,000	$9,097,000

(a) Includes impact of $4.0 million pre-tax provision for litigation costs

(b) Includes impact of $6.2 million pre-tax provision for litigation costs

(c) Includes impact of $1.0 million pre-tax provision for litigation costs.

The Corporation has operations in Canada and several European countries.  Information about the Corporation’s operations by geographical area for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Sales to External Customers	Long-lived Segment Assets
2002
United States	$132,628,000	$46,935,000
France	12,052,000	257,000
Other Foreign	9,674,000	3,659,000

2001
United States	$141,309,000	$51,655,000
France	9,756,000	252,000
Other Foreign	9,304,000	3,430,000

2000
United States	$167,169,000	$55,731,000
France	10,669,000	237,000
Other Foreign	9,675,000	3,981,000

 (10)

Contingencies

Bairnco and its subsidiaries are among the defendants in a lawsuit pending in the U.S. District Court for the Southern District of New York (the “Transactions Lawsuit”) in which it is alleged that Bairnco and others are derivatively liable for the asbestos-related claims against its former subsidiary, Keene Corporation ("Keene").  The plaintiffs in the Transactions Lawsuit are the trustees of the Keene Creditors Trust (the “KCT”), a successor in interest to Keene.  In the Transactions Lawsuit complaint, the KCT alleges that certain sales of assets by Keene to other subsidiaries of Bairnco were fraudulent conveyances and otherwise in violation of state law, as well as being in violation of the civil RICO statute, 18 U.S.C. Section 1964.  The complaint seeks compensatory damages of $700 million, interest, punitive damages, and trebling of the compensatory damages pursuant to civil RICO.  In a series of decisions that remain subject to appeal, the Court has dismissed plaintiffs’ civil RICO claims; dismissed 14 of the 21 defendants named in the complaint; and partially granted defendants’ motions for summary judgment on statute of limitations grounds.  Discovery has been completed as to the remaining claims and defendants.

Following the conclusion of discovery, Bairnco and the other defendants filed motions to exclude the testimony of plaintiffs’ proposed expert witnesses on the valuation of the transferred businesses, and plaintiffs’ proposed expert on the business purpose of the challenged transactions.  On January 28, 2003, the Court issued an opinion granting these motions and excluding the testimony of the three experts in question.  Bairnco and the other defendants also filed motions for summary judgment.  The Court heard oral argument on the summary judgment motions on February 6, 2003, and is expected to rule by mid-March.  The Court had set March 31, 2003 for the beginning of the trial of the case, but on February 12, 2003, the Court adjourned the trial without date and indicated that it would set a new trial date, if necessary, after ruling on the motions.

Keene was spun off from Bairnco in 1990, filed for relief under Chapter 11 of the Bankruptcy Code in 1993, and emerged from Chapter 11 pursuant to a plan of reorganization approved in 1996 (the “Keene Plan”). The Keene Plan provided for the creation of the KCT, and transferred the authority to prosecute the Transactions Lawsuit from the Official Committee of Unsecured Creditors of Keene (which initiated the lawsuit in the Bankruptcy Court in 1995) to the KCT.  The Keene Plan further provided that only the KCT, and no other entity, can sue Bairnco in connection with the claims in the Transactions Lawsuit complaint.  Therefore, although a number of other asbestos-related personal injury and property damage cases against Bairnco nominally remain pending in courts around the country, it is expected that the resolution of the Transactions Lawsuit will resolve all such claims.

Bairnco also is the defendant in a separate action by the KCT (the “NOL Lawsuit”), also pending in the United States District Court for the Southern District of New York, in which the KCT seeks the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses (“NOL Refunds”), notwithstanding applicable tax sharing agreements between Keene and Bairnco. (As with the Transactions Lawsuit, the NOL Lawsuit was commenced during Keene’s Chapter 11 case and, pursuant to the Keene Plan, the KCT became the plaintiff in the lawsuit and the lawsuit was moved from the Bankruptcy Court to the District Court.) Pending resolution of the NOL Lawsuit, any refunds actually received are to be placed in escrow.  Through December 31, 2002, approximately $28.5 million of NOL Refunds had been received and placed in an interest-bearing escrow account.  There can be no assurance whatsoever that resolution of the NOL Lawsuit will result in the release of any portion of the NOL Refunds to Bairnco. Discovery in the NOL Lawsuit is substantially complete. The court has not yet set a date for completion of such discovery or for trial in the NOL Lawsuit.

Bairnco and its Arlon subsidiary previously were among the defendants in a third action by the KCT (the “Properties Lawsuit”), commenced December 8, 1998 in the United States District Court for the Southern District of New York.  Through the Properties Lawsuit, the KCT sought a declaratory judgment that it owns certain patents and real property purchased by Arlon from Keene in 1989, based on the allegations that technical title to these assets was not conveyed at the time of the sale and that no proof of claim specifically referencing these assets was filed during Keene’s Chapter 11 case.  In an answer and counterclaims, Bairnco and Arlon denied the KCT’s claims and requested a declaratory judgment that full title to the patents and real property in question in fact was transferred to Arlon at the time of the 1989 asset sale.  By agreement, the case between the KCT and Bairnco and Arlon has been dismissed without prejudice, and the issues raised in the Properties Lawsuit complaint will be resolved in the Transactions Lawsuit.

Management believes that Bairnco has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2002.

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

Ernst & Young, LLP

390 North Orange Avenue, Suite 1700

Orlando, Florida 32801

(407) 872-6600

Stock Listing

Bairnco common stock is listed on the New York Stock Exchange.

Symbol - BZ.

Annual Meeting

The annual stockholders meeting will be held at Bairnco’s Corporate Office on April 24, 2003 at 9:00 a.m.

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