Form 10-K/A, Exhibit 13
period 2002-12-31
BAIRNCO CORP /DE/
filed 2003-10-09
CIK 350750

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

/s/ Ernst & Young LLP

Tampa, Florida

January 30, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

THIS REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

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