Form 10-K, Exhibit 13
period 2003-12-31
BAIRNCO CORP /DE/
filed 2004-03-19
CIK 350750

Exhibit 13

BAIRNCO CORPORATION

2003 ANNUAL REPORT

Our mission

Bairnco Corporation (“Bairnco”) is an organization of people committed to providing value-added industrial and commercial products and services to niche markets which meet or exceed our customers’ requirements leading to the creation of stockholder and employee value.

Our strategy

Bairnco strives to develop true partnership relationships with its customers in selected markets through close cooperation in developing value-added solutions to their needs.  Bairnco seeks to identify and participate in those markets that will provide growth opportunities due to either technical developments or the changing needs of customers.

Bairnco implements this mission and strategy through three business segments:

Electronic Materials and Coated Materials are designed, manufactured and sold under the Arlon brand identity.

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

·

Have fun – enjoy your work and your life

CONTENTS

Financial Highlights	1
Letter to Our Stockholders	2
Arlon Electronic Materials	4
Arlon Coated Materials	6
Kasco Replacement Products & Services	7
Directors and Management	8
Financial History	9
Management's Discussion and Analysis	10
Quarterly Results of Operations	13
Reports of Independent Certified Public Accountants	14
Consolidated Financial Statements	15
Notes to Consolidated Financial Statements	19

FINANCIAL HIGHLIGHTS

				Percentage	Change
(In thousands except per share data)	2003	2002	2001	03/02	02/01
Net Sales	$ 152,696	$ 154,354	$ 160,369	(1%)	(4%)

Earnings before interest, provision for litigation costs and taxes (a)	$ 4,623	$ 6,802	$ 7,395	(32%)	(8%)

Provision for litigation costs	$ --	$ 4,000	$ 6,200	(100%)	(35%)

Operating Profit	$ 4,623	$ 2,802	$ 1,195	65%	134%

Net Income (Loss)	$ 2,649	$ 1,361	$ (308)	95%	--

Diluted Earnings (Loss) per Share	$ 0.36	$ 0.19	$ (0.04)	89%	--

Cash Dividends per Share	$ 0.20	$ 0.20	$ 0.20	0%	0%

Stockholders' Investment per Average
Diluted Common Share Outstanding	$ 7.35	$ 7.02	$ 6.83	5%	3%

Total Assets	$ 118,229	$ 115,584	$ 118,255	2%	(2%)

Stockholders' Investment	$ 54,298	$ 51,516	$ 50,018	5%	3%

Weighted Average Diluted Common Shares Outstanding	7,391	7,337	7,321	1%	0%

(a) Excludes impact of pre-tax provisions for litigation costs of $4.0 million in 2002 and $6.2 million in 2001.

(Data for Bar Charts for Five Years 1999 to 2003; in 000's)

Year	Net Sales	Adjusted Operating Profit*	Adjusted Income (Loss)*	Adjusted Diluted Earnings (Loss) per Share*

1999	$168,881	$15,002	$8,641	$1.08
2000	$187,513	$15,544	$8,233	$1.07
2000(b)	$187,513	$16,544	$8,873	$1.16
2001	$160,369	$1,195	$(308)	$(0.04)
2001(b)	$160,369	$7,395	$3,660	$0.50
2002	$154,534	$2,802	$1,361	$0.19
2002(b)	$154,354	$6,802	$4,001	$0.55
2003	$152,696	$4,623	$2,649	$0.36

(b) Prior to impact on operating profit, net income and diluted earnings per share of  $1.0 million pre-tax provision for litigation costs in the fourth quarter of 2000, $6.2 million pre-tax provision for litigation costs in the third quarter of 2001 and $4.0 million pre-tax provision for litigation costs in the fourth quarter of 2002.

* The terms “Adjusted Operating Profit”, “Adjusted Income (Loss)” and “Adjusted Diluted Earnings (Loss) per Share” as depicted at left are non-GAAP financial measures and reflect Operating Profit, Net Income (Loss) and Diluted Earnings (Loss) per Share of the Corporation excluding the impact of pre-tax provisions for litigation costs of $1.0 million in 2000, $6.2 million in 2001 and $4.0 million in 2002.  The Corporation believes that the use of certain adjusted, non-GAAP financial measures allows management and investors to evaluate and compare core operating results from ongoing operations from period to period in a more meaningful and consistent manner.

LETTER TO OUR STOCKHOLDERS

Results for 2003 were below expectations as our served markets showed no signs of a recovery for most of the year and in some instances continued to soften.  Management continued to reduce costs while staying focused on the basic plan to maintain our core competencies and continuing to invest in new products for future growth.  On slightly lower sales, operating profits modestly increased excluding the litigation expense and gain on sale of facility in 2002 and the consolidation expenses in 2003.

During the fourth quarter, order input began to show some limited improvement in certain markets.  Assuming the “industrial” economy continues to improve, the ongoing cost improvement programs, the improved sales from new products and the improving markets should lead to improved results for 2004 as compared to 2003.

The first stage of the consolidation of Arlon’s industrial engineered coated product’s businesses in the new facility in San Antonio, Texas, made good progress during 2003.   For 2003, approximately $1.7 million of consolidation and startup expenses were incurred versus a plan of $1.5 million.  $2.6 million of capital expenditures were made as compared to the plan of $2.5 million.  During 2004, an additional $1.0 million of consolidation expenses and $1.0 million of capital expenditures are expected to be incurred with the final closure and transfer of equipment of the East Providence, Rhode Island facility.

On March 14, 2003 the United States District Court for the Southern District of New York (the “District Court”) granted the motions of Bairnco and other defendants for summary judgment in the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements).  On April 14, 2003, plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit. The notice of appeal references both the final judgment entered based on the District Court’s summary judgment ruling and also all of the District Court’s earlier rulings in the case. The briefing of the appeal concluded on February 2, 2004, and argument of the appeal is expected to take place in late March or early April 2004.

FINANCIAL RESULTS

Sales for the year ended December 31, 2003 decreased 1.1% to $152,696,000 from $154,354,000 in 2002. Arlon's sales decreased 4.1% from last year. Sales of Arlon’s Electronic Materials segment were down 5.5% or approximately $2.6 million on continued weakness in the electronics and wireless telecommunications markets.  Sales of Arlon’s Coated Materials segment were down 3.2% or approximately $2.3 million primarily due to the weak domestic graphics market.  Kasco's sales increased 8.8% as compared to last year. Kasco’s North American sales were up 6.4% on strong service and repair revenue.  Kasco’s European operations’ sales were up 11.6% primarily due to the positive currency translation effect of the weakened US dollar versus the British Pound and the Euro.  This increase was partially offset by lower sales due to lower meat consumption resulting from an unseasonably hot European summer.

Gross profit decreased 4.7% to $42,871,000 from $44,991,000 in 2002 due to lower sales and the $1.7 million of consolidation and startup expenses of Arlon’s new facility in San Antonio, Texas.  The gross profit margin as a percent of sales decreased to 28.1% from 29.1%.

Selling and administrative expenses decreased to $38,248,000 from $38,685,000, excluding the 2002 litigation provision of $4.0 million and the $496,000 gain on sale of Arlon’s Northbrook, Illinois facility.  As a percent of sales, these selling and administrative expenses decreased slightly to 25.0% in 2003 as compared to 25.1% in 2002.

A $4.0 million provision for litigation costs reduced net income in 2002 by $2,640,000, or $.36 per share.

Operating profit was $4,623,000 in 2003, as compared to $2,802,000 in 2002.  Excluding the litigation provision and the gain on sale of facility in 2002 and the consolidation expenses in 2003, operating profit was $6,305,000 in 2003 as compared to $6,306,000 in 2002.

Net interest expense decreased to $768,000 in 2003 as compared to $1,005,000 in 2002 due to lower average interest rates.

Income before income taxes in 2003 increased to $3,855,000 as compared to $1,797,000 in 2002.

Net income increased to $2,649,000 in 2003 from $1,361,000 in 2002.  Diluted earnings per common share increased to $0.36 in 2003 from $0.19 in 2002.  Excluding the 2002 litigation provision, gain on sale of facility and the 2003 consolidation expenses, net income was $3,759,000 or $0.51 per share as compared to $3,741,000 or $0.51 per share in 2002.

ACQUISITION

During the second quarter, Arlon, Inc. purchased the MOX-Tape® brand of products, including inventory and related equipment, from Flexfab Horizons International, Inc., of Hastings, Michigan.  The business was moved to Arlon’s Bear, Delaware plant.  MOX-Tape® products consist of un-reinforced and reinforced silicone, self-fusing tapes used in a broad range of applications and markets, including high temperature electrical and mechanical insulation for the military, aerospace, automotive, utility, and power generation markets.  The acquisition expands Arlon’s self-fusing silicone tapes product line with the addition of the reinforced tapes.  Arlon is a leader in semi-cured and uncured precision-calendered silicone, silicone-coated fabrics, and silicone self-fusing tapes.

PRODUCTIVITY AND CONTINUOUS IMPROVEMENT

The decision to operate our businesses on the assumption of no near term economic recovery in our markets combined with continuous improvement programs improved our productivity in 2003. Material costs were further reduced.  Headcount increased slightly from 757 at the beginning of the year to 761 at the end of the year.  There were 15 extra employees at yearend due to the duplication of manufacturing required at this stage of the industrial consolidation program.  Productivity as measured by sales per average employee increased 3.4% as the average number of employees was reduced by 34, or 4.3%, while sales declined 1.1%.

Productivity improvements and cost reductions more than offset increased pension and medical costs of $1,175,000.

Continuous improvement programs are ongoing with the goal of further improvement in productivity in 2004.

New product sales as a percent of total sales increased from 13% in 2002 to 14% in 2003.  The development of new products and services to meet the needs of our customers and markets remains a priority.

FINANCIAL MANAGEMENT

Return on average capital employed was 3.7% in 2003 and return on stockholders’ investment was 5.0%.  Excluding the litigation charges and gain on sale of facility in 2002, and the consolidation and start up expenses in 2003, the return on stockholders investments was 7.1% in 2003 and 7.2% in 2002.  The returns are not satisfactory and remain substantially below our objectives.

The Board has authorized management to continue its stock repurchase program in 2004 subject to market conditions and the capital requirements of the business.

Total debt increased to $31,833,000 from $27,747,000 at the end of 2002. Debt as a percent of equity increased to 58.6% from 53.9% in 2002.  At yearend 2003, Bairnco had $18.6 million available for borrowing under its revolving credit agreement. Our current credit agreement expires in February 2005. We will be working with our banks during 2004 to structure a new credit agreement.

In the fourth quarter 2003, $3.2 million was contributed to our US pension plans which brought them to a fully funded position at November 30, 2003. The need for additional contributions resulted from the reduction in the required discount rate used to value the pension obligations to 6.25% as opposed to 7.0% last year.

Working capital increased 36.6% to $32,573,000 from $23,850,000 at the end of 2002.  The increase resulted from reduced accrued litigation expenses as $3.5 million was paid out in fees and a $4.9 million reduction in the current portion of long-term debt. Working capital as a percent of sales increased to 21.3% from 15.5%.

Bairnco made $5,664,000 of capital expenditures in 2003 as compared to plan of approximately $8.9 million. During most of 2003, capital expenditures were reduced and focused on cost reduction projects, necessary equipment replacements, and expenditures associated with the new industrial facility.  Depreciation and amortization were $7,797,000.

Total capital expenditures planned in 2004 are approximately $6.3 million.  Depreciation is estimated to be approximately $7.9 million.  These capital expenditures are for cost reductions, necessary replacements, new information systems and the second phase of the program to consolidate Arlon’s industrial coated products into the new facility. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

DIVIDEND

The quarterly $.20 per share cash dividend was maintained during the year.

MANAGEMENT

We continue to search for a Vice President of Finance.  However, our financial and control functions continue to operate smoothly under the leadership of Larry Maingot, Bairnco’s Controller.

The retention and development of our key employees remains critical to improving our profitability and to the future growth of our businesses. During 2003 the management development program continued to make progress in all operations. The Six-Sigma program was continued in our operations.

OUTLOOK

The outlook for 2004 is for improved sales and earnings. We anticipate an improvement in the economy and in our served markets.

Continuous improvement programs are ongoing. Plant consolidation expenses related to Arlon’s new industrial facility are expected to be approximately $1,000,000 in 2004 most of which will be incurred in the second and third quarters of 2004.  The East Providence facility is expected to be closed and sold by the end of the second quarter.  The combined operations are expected to be more efficient.

Even with all programs contemplated, cash generation should result in a reduction of debt.  Arlon should have improved earnings for the year.  Kasco was profitable in 2003 and further real improvements are expected in 2004.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all committed to making 2004 a year of improved results.

Respectfully yours,

/s/ Luke E. Fichthorn III

Luke E. Fichthorn III

ARLON

Arlon designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets.  These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry.

Arlon Electronic Materials (“Arlon EM”)

Arlon Electronic Materials is known worldwide as a premier supplier of high technology materials for the printed circuit board (PCB) industry.  In North America, a direct technical sales force and distributors market these products to PCB manufacturers and original equipment manufacturers (OEM’s). In Europe and Asia-Pacific, direct technical sales specialists support a broad network of distributors and manufacturers' representatives.

PHOTO – Arlon's new foam based laminate, FoamClad R/F™, provides a cost effective, high performance solution for high frequency applications, particularly cellular antennas.

Our Electronic Substrates product line includes a variety of specialty polyimide and epoxy laminates as well as other high performance thermoset products. These materials are used in demanding commercial and military market applications including high density interconnect (HDI), surface mount technology (SMT), heat sink bonding, semiconductor testing, wireless communications and microvia PCB's. The Microwave Materials product line offers fluoropolymers (i.e. PTFE), ceramic-filled fluoropolymers, and other laminates that deliver the electrical performance needed in the frequency-dependent circuit applications such as personal communication systems (PCS) and 3G microwave antennas and base stations. These products are supplied as copper-clad laminates with matched bonding plies or prepregs for production of multi-layer printed circuits.

PHOTO - Arlon's new 99ML thermally conductive laminate and prepreg system is engineered for 4x the heat removal of conventional laminates, helping mitigate "hot spots" under active devices (photo courtesy of Mikron Infrared, Inc.).

In 2003, Arlon introduced several new products to address critical customer and industry demands:

•

Arlon’s FoamClad R/F™ 100 Laminate – To address the unremitting cost pressures in wireless telecommunications infrastructure, Arlon developed FoamClad R/F 100, a laminate construction using foam as the dielectric; this technology has been awarded a US patent. FoamClad R/F provides a low cost alternative laminate for use in microwave circuits.  It delivers excellent electrical performance and can be fabricated in conventional PCB processes. It is particularly well suited for use in cellular antennas, where high volume/low cost, high performance antennas are required for the build out of new 2.5G and 3G infrastructure.

•

Arlon’s 99ML – With the continued trend toward smaller and faster devices resulting in higher and higher watt density on the board package, the management of heat on PCB's has become a major consideration in their design and resulting material selection in many electronic product areas.  Targeted initially at applications such as DC power converters, electric motor controls and automotive under-hood applications, Arlon’s new 99ML laminate and prepreg system provides 4x the thermal conductivity of conventional laminate materials. This allows heat to more quickly move through and away from the PCB, particularly under active components, where the development of “hot spots” typically occur.

Arlon Silicone Technologies is a world leader in silicone rubber materials used in a broad range of consumer, industrial and commercial products. Silicone offers performance features unmatched by other polymers, including high and low service temperature capability, flame retardance, electric arc resistance, and resistance to ultra-violet light and ozone.  Typical applications and products include:

· Substrate-insulation for industrial and commercial flexible heaters;

· High temperature insulation for electric power generators and traction motors;

· Silicone sheet rubber for manufacturing composite components and structures;

· Self-fusing silicone tapes used for cable-splicing insulation, wire harnessing, pipe and hose sealing, and mechanical protection;

· Thermally and electrically conductive silicone film adhesives for high reliability electronics.

In 2003, Arlon acquired the MOX-Tape® silicone self-fusing tape product line to expand its own tape offering. With this acquisition, Arlon has greatly expanded its market position in power generation, and military and commercial aviation markets. Arlon is the world’s leading supplier of unsupported and reinforced silicone self-fusing tape.

PHOTO – Offering both Arlon LevelWrapÒ tapes and MOX-TapeÒ silicone tape products, greatly expands Arlon’s market position with existing and newly developed products.

In 2003, Arlon began supplying Primerless ThermabondÒ for large automotive electronics programs.  ThermabondÒ requirements are expected to increase substantially in 2004.  ThermabondÒ adhesive products uniquely provide the highest bond performance over the widest service temperature range for high reliability electronics.

PHOTO – Arlon’s ThermabondÒ products are used widely for high performance aviation and aerospace electronics bonding applications.  Newly developed, higher-performance ThermabondÒ products have been developed that will broaden customer design latitude.

In 2004, Arlon will continue to focus on new product development, gaining market share and identifying new market opportunities.

PHOTO – Arlon’s Materials for Electronics division in Rancho Cucamonga, California, celebrates 5 years with no lost time injuries.

Arlon Coated Materials (“Arlon CM”)

Arlon manufactures and markets, under the CalonÒ, MII™ and Signtech® brand names, cast and calendered vinyl films and laminates in a wide variety of colors, face stocks and adhesive systems.  These vinyl films and laminates are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

PHOTO - Calon® Series 2500 is a premium cast film used in backlit and thermoformed applications. Its permanent pressure sensitive adhesive offers excellent initial tack and ultimate adhesion. Color options are virtually limitless with over 50 standard colors and custom color matching.

PHOTO - Arlon, through its brand of MII™ films, has the largest share of the container market’s markings. This unique line of engineered vinyl is long lasting and is applicable to both screen printed and die-cut graphics.

PHOTO - Screen printed faces ensure maximum consistency and cost efficiencies in quality face fabrication for large programs where established face sizes exist.

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

PHOTO - Digital imaging is fast becoming the industry standard for shorter-term and promotional signage. Arlon’s print media is available in a broad range of film types to accommodate both flat and contoured surfaces. The films are also compatible with a number of printing processes, substrates and applications. Film constructions are designed to produce excellent images with even the newest direct digital printers.

KASCO

Replacement Products and Services

Kasco is a leading provider of meat-room products and maintenance services for the meat and deli departments of supermarkets; restaurants; meat, poultry and fish processing plants; and manufacturers and distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America.  These products and services include:

· Band saw blades for cutting meat and fish

· Saw blades for cutting wood and metal

· Chopper plates and knives for grinding meat

· Preventive maintenance and repairs for meat-room and food equipment in retail grocery and restaurant operations

· Electrical saws and cutting machines

· Seasoning products

· Other related butcher supply products.

Kasco has manufacturing operations in St. Louis, Missouri; Matamoros, Mexico; Crumlin, Wales, United Kingdom; and Pansdorf, Germany. In addition, there are distribution facilities in Montreal, Canada and Paris, France.  Kasco operates under the names Kasco in the US and Mexico, Atlantic Service Co. in the UK and Canada, Biro France and EuroKasco in France, and Bertram & Graf in Germany.

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

PHOTO - Bandsaws

PHOTO - Plates & Knives

PHOTO – Kasco NA Repair

2003 was a year of solid revenue growth for Kasco, combined with major investments in facilities and manufacturing productivity, both in North America and Europe.  Kasco’s revenue increased 8.8% in 2003 versus 2002, driven by market penetration into Eastern Europe by Bertram & Graf, new repair contracts with retail grocery chains in North America, further market penetration into Asia and the Americas, and from currency translation effect of the stronger Euro and Pound versus the US dollar.  During 2003, Atlantic Service Co. UK and Bertram & Graf completed their manufacturing consolidation, which led to cost savings and quality gains.  EuroKasco completed a restructuring program to improve operating and distribution costs and to improve customer service, which included streamlining their staff and relocating their distribution and service headquarters to a modern facility near Charles de Gaulle airport.  Kasco North America opened a new manufacturing facility in Matamoros, Mexico, and relocated a portion of the St. Louis factory to the new facility.  In addition, Kasco North America made a significant capital investment in CNC equipment at the St. Louis factory to further reduce manufacturing costs and improve quality of a key product line.  The expenses related to the new facilities and manufacturing productivity improvement programs for Kasco kept operating profit flat in 2003 compared to 2002, despite the 8.8% revenue increase. However these expenses were non-recurring and the Kasco business is well positioned globally from a manufacturing cost basis, customer service, and product quality basis going into 2004.

Since 2000, the market environment for Kasco has been difficult due to market contraction through retail consolidation and the industry’s shift to “Case Ready” product offerings.  Kasco does not expect to see any real improvement in the market environment in 2004.  The reported occurrence of a single “mad cow” case in the US during December 2003 could have a negative impact on the US beef market in 2004 if more cases are discovered.  During 2004, Kasco North America will continue to diversify and grow its repair services business and butcher supplies distribution business to avoid being too concentrated on the bandsaw blade product line for revenue generation.  Globally, Kasco will continue to invest in productivity projects to further improve our cost position and product quality.

Directors

1.

Luke E. Fichthorn III

Chairman and CEO

Bairnco Corporation

2.

Gerald L. DeGood *

Consultant

(Chairman of the Audit Committee)

3.

Charles T. Foley *

President

Grove Creek Asset Management, LLC.

4.

James A. Wolf *

Business Consultant

(Chairman of the Corporate Governance and Nominating Committee)

5.

William F. Yelverton *

International Business Consultant

(Chairman of the Compensation Committee)

*

Members of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee

Management:

1.

Robert M. Carini

Vice President

Arlon, Inc.

2.

Lawrence C. Maingot

Controller

Bairnco Corporation

3.

Elmer G. Pruim

Vice President

Arlon, Inc.

4.

Larry D. Smith

Vice President Administration & Secretary

Bairnco Corporation

5.

Brian E. Turner

President

Kasco Corporation

FINANCIAL HISTORY

		2003	2002	2001	2000	1999
Summary of Operations ($ in thousands)
Net sales		$152,696	154,354	160,369	187,513	168,881
Gross profit		$42,871	44,991	46,535	60,556	55,147
Earnings before interest, provision for litigation costs and taxes (a)		$4,623	6,802	7,395	16,544	15,002
Provision for litigation costs		$--	4,000	6,200	1,000	--
Operating profit		$4,623	2,802	1,195	15,544	15,002
Interest expense, net		$768	1,005	2,486	3,481	2,104
Income (loss) before income taxes		$3,855	1,797	(1,291)	12,063	12,898
Provision (benefit) for income taxes		$1,206	436	(983)	3,830	4,257
Net income (loss)		$2,649	1,361	(308)	8,233	8,641
Return from operations on:
Net sales	%	1.7	0.9	(0.2)	4.4	5.1
Average stockholders’ investment	%	5.0	2.7	(0.6)	15.9	18.0
Average capital employed	%	3.7	2.4	1.3	10.8	11.9

Yearend Position ($ in thousands)
Working capital		$32,573	23,850	25,801	34,926	33,256
Working capital as a % of sales	%	21.3	15.5	16.1	18.6	19.7
Plant and equipment, net		$36,476	37,468	42,602	47,341	39,682
Total assets		$118,229	115,584	118,255	135,769	119,145
Total debt		$31,833	27,747	33,584	46,190	31,283
Stockholders’ investment		$54,298	51,516	50,018	52,709	50,167
Capital employed		$86,131	79,263	83,602	98,899	81,450

Per Common Share Data
Basic earnings (loss) per share		$0.36	0.19	(0.04)	1.09	1.08
Diluted earnings (loss) per share		$0.36	0.19	(0.04)	1.09	1.08
Cash dividend		$0.20	0.20	0.20	0.20	0.20
Stockholders’ investment		$7.35	7.02	6.82	7.21	6.43
Market price:
High		$7.1500	6.1000	8.4000	8.0000	8.0000
Low		$4.6500	4.6900	5.1500	6.0625	4.6250

Other Data (in thousands)
Depreciation and amortization		$7,797	8,113	9,082	9,097	7,365
Capital expenditures		$5,664	3,811	3,081	6,388	5,670
Weighted average common shares outstanding		7,338	7,332	7,321	7,567	7,965
Weighted average diluted common shares outstanding		7,391	7,337	7,321	7,678	8,038

Current ratio		2.3	1.7	1.8	2.0	2.1
Number of registered common stockholders at yearend		992	1,066	1,148	1,246	1,356
Average number of employees		755	789	841	926	820
Sales per employee		$202,250	195,600	190,700	202,500	205,950

(a) Excludes impact of pre-tax provisions for litigation costs of $4.0 million in 2002, $6.2 million in 2001 and $1.0 million in 2000.

 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 19.

OVERVIEW

The operating results for 2003 were below expectations as the Company’s served markets showed no signs of a recovery for most of the year and in some instances continued to soften. The Company continued to reduce costs while remaining focused on its basic plan to maintain its core competencies and continuing to invest in new products for future growth.

The first stage of the consolidation of Arlon’s industrial engineered coated product’s businesses resulted in consolidation and start-up expenses of $1.7 million in 2003. During 2004 the final transfer of equipment and production, closure and sale of the East Providence, Rhode Island facility should be completed. The industrial engineered coated products currently produced in the Santa Ana, California facility will be phased into production on the coaters in San Antonio. Consolidation and start-up expense are expected to be approximately $1.0 million in 2004.

On March 14, 2003 the United States District Court for the Southern District of New York granted the motions of Bairnco and other defendants for summary judgment in the Transactions Lawsuit (see Note 10 to Consolidated Financial Statements). On April 14, 2003, plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit. The notice of appeal references both the final judgment entered based on the District Court’s summary judgment ruling and also all of the District Court’s earlier rulings in the case. The briefing of the appeal concluded on February 2, 2004, and argument of the appeal is expected to take place in late March or early April 2004.

Bairnco’s current revolving credit agreement expires in February 2005 (see Note 6 to Consolidated Financial Statements). The Company expects to negotiate a new credit agreement with its banks during 2004.

In the fourth quarter 2003, $3.2 million was contributed to our US pension plans which brought them to a fully funded position at November 30, 2003. As the result of poor investment performance in 2002 and the reduced long-term rate of return assumption, pension expense increased from $451,000 in 2002 to $1,344,000 in 2003. The total fair value of plan assets increased to $36.0 million in 2003 from $31.5 million in 2002 as a result good investment performance and the $3.2 million contribution.  2004 pension expense is estimated to decrease approximately $250,000 from 2003 as a result of the expected return on the increased assets in the plan.

The Extraterritorial Income Exclusion, a statutory exclusion from taxable income, will be discontinued effective the end of the first quarter 2004. If an alternative exclusion is not implemented, the impact on the Company’s tax provision rate for 2004 would be an increase to approximately 35% from its 2003 rate of 31.3%.

RESULTS OF OPERATIONS

Fiscal 2003 Compared to Fiscal 2002

Sales for the year ended December 31, 2003 decreased 1.1% to $152,696,000 from $154,354,000 in 2002. Arlon's sales decreased 4.1% from last year. Sales of Arlon’s Electronic Materials segment were down 5.5% or approximately $2.6 million on continued weakness in the electronics and wireless telecommunications markets. Sales of Arlon’s Coated Materials segment were down 3.2% or approximately $2.3 million primarily due to weak demand from the domestic graphics market. Kasco's sales increased 8.8% as compared to last year. Kasco’s North American sales were up 6.4% on strong service and repair revenues. Kasco’s European operations’ sales were up 11.6% primarily due to the positive currency translation effect of the weakened US dollar versus the British Pound and the Euro. This increase was partially offset by the unfavorable impact of lower meat consumption due to an unseasonably hot European summer.

Gross profit decreased 4.7% to $42,871,000 from $44,991,000 in 2002 primarily due to lower sales and the $1,682,000 of consolidation and startup expenses of Arlon’s new facility for its industrial engineered coated products businesses in San Antonio, Texas. The gross profit margin as a percent of sales decreased slightly to 28.1% from 29.1%.

During the fourth quarter of 2002, the Company booked a $4.0 million pre-tax provision for litigation in connection with the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements) which reduced net income in 2002 by approximately $2,640,000, or $.36 per share.

Selling and administrative expenses decreased to $38,248,000 from $38,685,000, excluding the 2002 litigation provision of $4.0 million and the $496,000 gain on sale of Arlon’s Northbrook, Illinois facility. As a percent of sales, these selling and administrative expenses decreased slightly to 25.0% in 2003 as compared to 25.1% in 2002.

Operating profit was $4,623,000 in 2003, as compared to $2,802,000 in 2002. Excluding the litigation provision and the gain on sale of facility in 2002 and the consolidation expenses in 2003, operating profit was $6,305,000 in 2003 as compared to $6,306,000 in 2002.

Net interest expense decreased to $768,000 in 2003 as compared to $1,005,000 in 2002 due to lower average interest rates.

Income before income taxes in 2003 increased to $3,855,000 as compared to $1,797,000 in 2002.

Effective January 1, 2002, the Internal Revenue Service (IRS) enacted the Extraterritorial Income Exclusion (EIE), a statutory exclusion from taxable income.  The income exclusion is calculated based on a percentage of foreign trade income. Bairnco’s effective tax rate in 2002 was 24.3% which resulted from the interaction between the significant reduction in pre-tax income due to the $4.0 million litigation provision and the tax benefit of the EIE. The effective tax rate in 2003 was 31.3% which results primarily from the tax benefit of the EIE.

Net income increased to $2,649,000 in 2003 from $1,361,000 in 2002.  Diluted earnings per common share increased to $0.36 in 2003 from $0.19 in 2002.  Excluding the 2002 litigation provision, gain on sale of facility and the 2003 industrial consolidation expenses, net income was $3,759,000 or $0.51 per share as compared to $3,741,000 or $0.51 per share in 2002.

Fiscal 2002 Compared to Fiscal 2001

Sales for the year ended December 31, 2002 decreased 3.8% to $154,354,000 from $160,369,000 in 2001. Gross profit decreased 3.3% to $44,991,000 from $46,535,000 in 2001 due primarily to reduced sales and competitive pricing pressures in the recessionary economy.  The gross profit margin as a percent of sales increased slightly to 29.1% from 29.0%. 2002 was impacted by the adverse development of several old workers compensation claims and plant shut down and move expenses related to the closure of Arlon’s Northbrook, Illinois facility at the end of 2001. Arlon's sales decreased 6.4% from 2001 with approximately two thirds of the decrease due to declines in the telecommunications and electronics markets that were still reasonably strong in the first quarter of 2001. The remainder of the decline was primarily in Arlon’s graphics markets. Kasco's sales increased 6.0% as compared to 2001 due primarily to improvements in its European operations as their markets continued to recover from “mad cow” and “hoof and mouth” disease outbreaks during 2000 and 2001. The weakening dollar also positively impacted the currency translation of Kasco’s foreign sales.

During the fourth quarter of 2002, the Company booked a $4.0 million pre-tax provision for litigation in connection with the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements) which reduced net income in 2002 by approximately $2,640,000, or $.36 per share.

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

Effective January 1, 2002, the IRS eliminated all tax benefits associated with Foreign Sales Corporations (FSC), and the Bairnco FSC dissolved accordingly.  As a replacement tax benefit for exporters, the IRS enacted the EIE, a statutory exclusion from taxable income.  Bairnco’s effective tax rate in 2002 was 24.3% which results from the interaction between the significant reduction in pre-tax income due to the $4.0 million litigation provision and the tax benefit of the EIE. The effective tax rate in 2001 was (76.1%) which resulted from the interaction between the pre-tax loss position created by the $6.2 million litigation provision and the tax benefit of the foreign sales corporation (refer to the rate reconciliation in Note 4 to Consolidated Financial Statements). The provision (benefit) for income taxes in both years includes all applicable federal, state, local and foreign income taxes.

Net income increased to $1,361,000 in 2002 from a loss of $(308,000) in 2001.  Diluted earnings per common share increased to $0.19 in 2002 from a loss of $(0.04) in 2001.  Excluding the litigation provisions, net income increased 9.3% to $4,001,000, or $0.55 per share, from $3,660,000 or $0.50 per share in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's sources of liquidity include primarily cash generated from operations and amounts available under credit facilities. The Corporation believes that these sources are expected to be sufficient to fund Bairnco's anticipated cash requirements for working capital, capital expenditures, dividends, stock repurchases and other financial commitments in 2004.

The Corporation has in place a credit agreement (refer to Note 6 to Consolidated Financial Statements) that provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2003 of $46,000,000 and a letter of credit facility of $9,000,000. This revolving portion of the credit facility expires on February 22, 2005. The credit agreement also includes a term loan of which $2,000,000 was outstanding at December 31, 2003 and is expected to be paid off by June 30, 2004. The term loan expires on December 31, 2004.

At December 31, 2003, $31.8 million of total debt was outstanding compared to $27.7 million at the end of 2002.  The increase in debt was due primarily to a $3.2 million cash contribution to the Corporation’s pension plans (refer to Note 8 to Consolidated Financial Statements), and the purchase of the MOX-Tape® product line (refer to Note 2 to Consolidated Financial Statements). As of December 31, 2003, approximately $18.6 million was available for borrowing under the Corporation’s secured, reducing revolving credit agreement.  In addition, approximately $4.0 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity increased to 58.6% at the end of 2003 from 53.9% at the end of 2002 as a result of the increased borrowings.

A summary of the Corporation's total contractual obligations and other commercial commitments as of December 31, 2003 is as follows:

	Payments Due by Period
Contractual Cash Obligations (in thousands)	Total	2004	2005	2006	2007	2008	After 2008

Short-term Lines of Credit	$ 1,875	$1,875	$ --	$ --	$ --	$ --	$ --
Note Payable	400	100	100	100	100	--	--
Other foreign loan facility	184	73	74	37	--		--
Long-term Debt:
Term Loan	2,000	2,000	--	--	--	--	--
Revolving Line of Credit	27,392	--	27,392	--	--	--	--
Operating Leases	10,607	2,816	2,609	1,962	1,857	958	405
Total Contractual Cash Obligations	$42,458	$6,864	$30,175	$2,099	$1,957	$958	$405

	Amount of Commitment Expiring per Period
Other Commercial Commitments (in thousands)	Total	2004	2005 & Thereafter

Standby Letters of Credit	$3,724	$3,724	$ --

At December 31, 2003, Bairnco had working capital of $32.6 million compared to $23.9 million at December 31, 2002.  The decrease in current maturities of long-term debt is due to a $3.0 million prepayment in the third quarter 2003 on the current portion of Bairnco’s term loan, and the maturity of the $3.0 million Industrial Revenue Bond which was included in current maturities of long-term debt at December 31, 2002.  Accrued expenses are down with the payment of $3.5 million of legal fees during 2003. The increase in other long-term assets results from the $3.2 million contribution to the Corporation’s pension plans made in the fourth quarter 2003.

During 2002 the Corporation adopted a change in the measurement date of its US pension benefit plans from September 30 to November 30. This change had no significant effect on the 2002 or prior years’ pension expense or pension obligations. Management believes the change in measurement date is preferable as it facilitates and improves the year-end benefit cost planning. The decrease in the discount rate from 7.0% in 2002 to 6.25% in 2003 (refer to Note 8 to Consolidated Financial Statements) significantly increased the accumulated benefit obligation of the plans as of November 30, 2003. Thus, in the fourth quarter 2003, the Corporation made $3.2 million of contributions to the Bairnco Corporation Retirement Plan and the two hourly employee pension plans which resulted in these plans again being fully funded as compared to the accumulated benefit obligation of each of the plans. The Corporation made a similar $2.8 million contribution to the plans in 2002 as a result of the decline in the stock market over the previous two years which resulted in the fair value of plan assets declining by approximately $3.3 million from September 30, 2000 to November 30, 2002.

Bairnco’s expected long-term rate of return on plan assets is based on historical returns of its investment funds as adjusted to reflect expectations of future returns taking into consideration forecasts of long term expected inflation rates. Bairnco’s expected long-term rate of return was reduced to 8.5% in 2003 from 9.0% in 2002. The impact of the reduction was an increase in the 2003 pension expense of approximately $130,000. The additional contribution in 2003 coupled with the increased fair value of plan assets as of November 30, 2003 due to improved asset performance is expected to reduce the pension expense of the Corporation in 2004 by an estimated $250,000.

Bairnco made $5,664,000 of capital expenditures in 2003 as compared to plan of approximately $8.9 million. Due to the continued weak markets during most of 2003, capital expenditures were reduced and focused on cost reduction projects and necessary equipment replacements, as well as those expenditures associated with the new facility for Arlon’s industrial coated products. Total capital expenditures planned for 2004 are approximately $6.3 million and depreciation is estimated to be approximately $7.9 million. These capital expenditures are for cost reductions, necessary replacements, implementation of new information systems software and the ongoing expenditures for Arlon’s new industrial coated products facility. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

Bairnco did not repurchase any of its shares of its common stock on the open market during 2003. The diluted average number of shares outstanding at December 31, 2003 was 7,391,000, a 0.7% increase from the 7,337,000 diluted average shares outstanding at December 31, 2002. The Board has authorized management to continue its stock repurchase program in 2004 subject to market conditions and the capital requirements of the business.

Restricted Stock

During the second quarter 2003, the Compensation Committee of the Board of Directors (the “Committee”), approved a restricted stock award program under the Bairnco Corporation 2000 Stock Incentive Plan. The program provides long-term incentive rewards to key members of the senior management team to further ensure their retention as employees and the linkage of their performance to the long-term performance of the Corporation. Under this new program, the Committee granted 133,000 shares of restricted stock to officers and three key senior management members during the second quarter. Under the terms of the restricted stock agreements, each employee must remain employed by the Corporation for a period of 5 years from the date of grant in order for the restricted stock to vest and the restrictions to be lifted. If employment is terminated prior to vesting for any reason other than death, disability or retirement, all restricted stock shall be forfeited immediately and returned to the Corporation.  In the event of a Change in Control, shares outstanding under the program would vest immediately.

The fair market value of shares at the date of award of $5.10 per share has been recorded as “Unamortized cost of restricted stock awards” (unearned compensation) and is shown, net of amortization, as a separate component of Stockholders’ Investment in the accompanying Consolidated Balance Sheets.  The unearned compensation is being amortized over the vesting period of the shares.  In accordance with APB Opinion 25, the Corporation will recognize a compensation charge over the vesting period equal to the fair market value of these shares on the date of the award.

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

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2003 and thereafter include many factors that are beyond the Corporation’s ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; renegotiation of the Corporation’s Credit Agreement; changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; disruptions in operations due to labor disputes; changes in the pricing of the products of the Corporation or its competitors; the market demand and acceptance of the Corporation’s existing and new products; the impact of competitive products; changes in the market for raw or packaging materials which could impact the Corporation’s manufacturing costs; changes in the product mix; the loss of a significant customer or supplier; production delays or inefficiencies; the impact on production output and costs from the availability of energy sources and related pricing; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions; the costs and other effects of complying with environmental regulatory requirements; and losses due to natural disasters where the Corporation is self-insured.

While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation’s results of operations and financial condition, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of new information, future events or otherwise.

Litigation

Bairnco Corporation and its subsidiaries are defendants in a number of legal actions and proceedings that are discussed in more detail in Note 10 to Consolidated Financial Statements.  Management of Bairnco believes that the disposition of these actions and proceedings will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2003.

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

The valuation of our accounts receivable is reviewed on a monthly basis.  The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts.

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

Accounting Developments

Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.  SFAS 142 provides for the non-amortization of goodwill.  Goodwill is now subject to at least an annual assessment for impairment by applying a fair-value based test. Other intangible assets will be amortized over their useful lives (other than indefinite life assets). Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test.  This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts.

The Corporation used the expected present value of future cash flows for estimating the fair value of its reporting units. Other than the elimination of approximately $0.5 million of annual goodwill amortization expense, the adoption of SFAS 142 had no impact on the results of operations and financial position of the Corporation for the years ended December 31, 2003 and 2002. Goodwill amortization expense was approximately $486,000 for the year ended December 31, 2001. A reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income and earnings per share for 2001, excluding the impact of goodwill amortization is shown in Note 1 to Consolidated Financial Statements.

Effective January 1, 2002, the Corporation adopted SFAS 144, Accounting for the Disposal or Impairment of Long-Lived Assets. SFAS 144 supersedes SFAS 121 and requires that one accounting impairment model be used for long-lived assets to be held and used and to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 had no financial impact on the results of operations and financial position of the Corporation for the years ended December 31, 2003 and 2002.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Corporation adopted SFAS 146 effective January 1, 2003.  SFAS 146 would have had no impact on the financial statements for the years ended December 31, 2002 and 2001.  The impact of the adoption of SFAS 146 on the results of operations and financial position of the Corporation for the year ended December 31, 2003, was not material.

On December 31, 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure.  SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported earnings in interim financial statements. The disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Corporation adopted the disclosure provisions of SFAS 148 as of December 31, 2002 (refer to Note 1 to Consolidated Financial Statements).

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  The statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments, subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003.  The adoption of SFAS 149 had no impact on the Corporation’s financial position or results of operations.

In December 2003, the FASB issued SFAS 132 (revised 2003), Employers Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106. The statement revised employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, SFAS 88 and SFAS 106. The statement was adopted effective December 15, 2003 and the additional disclosures required by the statement about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans are included in Note 8 to Consolidated Financial Statements.

Consolidation of Industrial Engineered Coating Product’s Businesses

The first stage of the consolidation of Arlon’s industrial engineered coated product’s businesses in a new leased facility in San Antonio, Texas, resulted in $1,682,000 of consolidation and startup expenses in 2003 versus a plan of $1.5 million plus $2,552,000 of capital expenditures as compared to the plan of $2.5 million. Through December 31, 2003, $236,000 of severance costs had been accrued and 20 plant employees given notice of their termination date.  The severance costs were charged to cost of sales in the consolidated statement of operations.  Accrued severance costs at December 31, 2003 were $207,000. $29,000 in severance costs were paid in 2003 to 4 employees terminated as of October 1, 2003.  A total of 22 plant employees are expected to be terminated as a result of the plan, with total severance costs of $278,000.

During 2004, an additional $1.0 million of consolidation and startup expenses and $1.0 million of capital expenditures are expected to be incurred with the final closure and transfer of equipment of the East Providence, Rhode Island facility.  The East Providence facility is expected to be closed and sold by the end of the second quarter.

Business Outlook

The outlook for 2004 is for improved sales and earnings. An improvement in the economy and the Corporation’s served markets is anticipated. Productivity improvement and cost reduction programs are ongoing.

Cash generation is expected to result in a reduction of debt. Negotiations with the Company’s banks to structure a new credit agreement will be ongoing during 2004.

Management is not aware of any adverse trends that would materially affect the Company's financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risks relating to the Corporation's operations results primarily from changes in interest rates and changes in foreign currency exchange rates.

Impact of Interest Rates

The interest on the Corporation’s bank debt is floating and based on the prevailing market interest rates. For market rate based debt, interest rate changes generally do not affect the market value of the debt but do impact future interest expense and hence earnings and cash flows, assuming other factors remain unchanged. The Corporation will be renegotiating its bank debt with its banks to structure a new credit agreement in 2004. A theoretical one-percentage point change in market rates in effect on December 31, 2003 would change interest expense and hence change net income of the Corporation by approximately $220,000 per year.

The following table summarizes the principal cash outflows of the Corporation's financial instruments outstanding at December 31, 2003, categorized by type of instrument and by year of maturity. There have been no changes in market risk factors for the year ended December 31, 2003.

	2004	2005	2006	2007	Total	Fair Value
	(in thousands)
Short Term Debt	$1,875	$ --	$ --	$ --	$1,875	$1,875
Long Term Debt:
Term Loan (interest at 2.3125%)	2,000	--	--	--	2,000	2,000
Revolving line of credit (interest ranging from 2.3125% to 2.375%)	--	27,392	--	--	27,392	27,392
Note Payable	100	100	100	100	400	382
Foreign Loan Facility	73	74	37	--	184	184

Changes in the required discount rate used to value pension obligations had a significant impact on the Corporation’s cash outflows during 2003. The discount rate was reduced to 6.25% in 2003 from 7.0% in 2002 resulting in an increased benefit obligation and causing a $3.2 million contribution to be made to the pension plans in order to fully fund the plans at November 30, 2003 (measurement date). The Corporation remains exposed to the effect of changing discount rates.

Impact of Foreign Currency Exchange Rates

The Corporation’s sales denominated in a currency other than U.S. dollars were approximately 19.2% of total sales for the year ended December 31, 2003.  Net assets maintained in a functional currency other than U.S. dollars at December 31, 2003 were approximately 15.3% of total net assets. The translation effect of changes in foreign currency exchange rates on the Corporation's revenues, earnings and net assets maintained in a functional currency other than U.S. dollars has not historically been significant.  At December 31, 2003, a 10% weaker U.S. dollar against the currencies of all foreign countries in which the Corporation had operations during 2003, would have resulted in an increase of revenues by $2.6 million, and an increase of operating profit by $75,000.  A 10% stronger U.S. dollar would have resulted in similar decreases to revenues and operating profit.

The Corporation’s French Kasco operation has forward exchange rate contracts used to cover trade payable needs for forecasted US and UK purchases. The Corporation recognized $191,000 in exchange rate losses in 2003 and $80,000 in exchange rate losses in 2002 on open forward exchange rate contracts.

OTHER RISK FACTORS

On January 30, 2004, the New York Stock Exchange (“NYSE”) received approval from the SEC to proceed with amendments to the NYSE Listed Company Manual.  These amendments include changes to the NYSE’s continued listing criteria which increase the minimum required “average market capitalization and stockholders’ equity listing” standard from $50 million to $75 million each.  The Corporation’s current average market capitalization of approximately $44 million and stockholder’s equity of approximately $55 million are not expected to meet the revised minimum standard on the effective measurement date of this amendment of March 15, 2004.  If such minimum listing requirements are not met, the New York Stock Exchange would have discretionary authority to begin delisting proceedings for the Corporation’s common stock and management intends to pursue listing the Corporation’s common stock on an alternative national securities exchange.

Quarterly Results of Operations (Unaudited)

(In thousands except market price and per share data)

	1st		2nd		3rd		4th		Total
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Net Sales	$39,972	$36,617	$38,294	$41,632	$37,295	$38,252	$37,135	$37,853	$152,696	$154,354
Cost of sales	28,392	26,026	27,815	29,315	26,910	26,824	26,708	27,198	109,825	109,363
Gross Profit	11,580	10,591	10,479	12,317	10,385	11,428	10,427	10,655	42,871	44,991
Selling and
administrative expenses	10,093	9,331	9,463	10,264	9,325	9,616	9,367	8,978	38,248	38,189
Provision for litigation
costs	--	--	--	--	--	--	--	4,000	--	4,000
Operating Profit (Loss)	1,487	1,260	1,016	2,053	1,060	1,812	1,060	(2,323)	4,623	2,802
Interest expense, net	199	273	174	279	205	241	190	212	768	1,005
Income (loss) before
income taxes	1,288	987	842	1,774	855	1,571	870	(2,535)	3,855	1,797
Provision (benefit) for
income taxes	399	306	261	550	265	487	281	(907)	1,206	436
Net Income (Loss)	$ 889	$ 681	$ 581	$ 1,224	$ 590	$ 1,084	$ 589	$(1,628)	$ 2,649	$ 1,361

Basic Earnings (Loss) per Share	$ 0.12	$ 0.09	$ 0.08	$ 0.17	$ 0.08	$ 0.15	$ 0.08	$ (0.22)	$ 0.36	$ 0.19

Diluted Earnings (Loss) per Share	$ 0.12	$ 0.09	$ 0.08	$ 0.17	$ 0.08	$ 0.15	$ 0.08	$ (0.22)	$ 0.36	$ 0.19

Diluted Average Common Shares Outstanding	7,336	7,334	7,366	7,336	7,411	7,343	7,436	7,338	7,391	7,337

Market Price:
High	$ 5.340	$ 6.030	$ 6.450	$ 5.920	$ 7.090	$ 6.100	$ 7.150	$ 5.670	$ 7.150	$ 6.100
Low	4.650	4.690	5.010	4.900	5.550	5.410	$ 5.750	$ 4.800	$ 4.650	$ 4.690

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Bairnco Corporation:

We have audited the accompanying consolidated balance sheets of Bairnco Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, stockholders’ investment, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Bairnco Corporation and subsidiaries as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated January 22, 2002, expressed an unqualified opinion on those statements.

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

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bairnco Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States.

As discussed above, the financial statements of Bairnco Corporation and subsidiaries as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 1 to the financial statements, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, that are no longer being amortized, to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts.

As described in Note 9, the Company changed the composition of its reportable segments in 2003, and the amounts in the 2002 and 2001 financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 financial statements. Our procedures included (a) agreeing the adjusted amounts of segment revenues, operating income and assets to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements.

In our opinion, the disclosures in Note 1 and the adjustments in Note 9 for 2001 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

January 29, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

THIS REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

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

/s/ Arthur Andersen LLP

Orlando, Florida

January 22, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2003, 2002 and 2001

Bairnco Corporation and Subsidiaries

	2003	2002	2001
Net Sales	$ 152,696,000	$ 154,354,000	$ 160,369,000
Cost of sales	109,825,000	109,363,000	113,834,000
Gross Profit	42,871,000	44,991,000	46,535,000
Selling and administrative expenses	38,248,000	38,189,000	39,140,000
Provision for litigation costs	-	4,000,000	6,200,000
Operating Profit	4,623,000	2,802,000	1,195,000
Interest expense, net	768,000	1,005,000	2,486,000
Income (loss) before Income Taxes	3,855,000	1,797,000	(1,291,000)
Provision (benefit) for income taxes	1,206,000	436,000	(983,000)
Net Income (Loss)	$ 2,649,000	$ 1,361,000	$ (308,000)

Basic Earnings (Loss) per Share of Common Stock	$ 0.36	$ 0.19	$ (0.04)

Diluted Earnings (Loss) per Share of Common Stock	$ 0.36	$ 0.19	$ (0.04)

Dividends per Share of Common Stock	$ 0.20	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2003, 2002 and 2001

Bairnco Corporation and Subsidiaries

	2003	2002	2001
Net Income (Loss)	$ 2,649,000	$ 1,361,000	$ (308,000)
Other comprehensive income (loss):
Currency translation adjustment	1,493,000	970,000	(326,000)
Minimum pension liability adjustment, net of $7,000 tax in 2003; $(342,000) tax in 2002; $366,000 tax in 2001	(13,000)	609,000	(651,000)
Comprehensive Income (Loss)	$ 4,129,000	$ 2,940,000	$ (1,285,000)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

Bairnco Corporation and Subsidiaries

	2003	2002
Assets
Current Assets:
Cash and cash equivalents	$ 796,000	$ 705,000
Accounts receivable, less allowances of $1,358,000 and $1,295,000, respectively	23,511,000	22,732,000
Inventories:
Raw materials and supplies	5,402,000	5,611,000
Work in process	6,791,000	7,090,000
Finished goods	13,323,000	12,181,000
	25,516,000	24,882,000
Deferred income taxes	4,585,000	4,910,000
Other current assets	3,288,000	3,779,000
Total current assets	57,696,000	57,008,000
Plant and Equipment, at cost:
Land	1,555,000	1,516,000
Buildings and leasehold interests and improvements	18,321,000	17,441,000
Machinery and equipment	95,862,000	91,139,000
	115,738,000	110,096,000
Less – Accumulated depreciation and amortization	(79,262,000)	(72,628,000)
	36,476,000	37,468,000
Cost in Excess of Net Assets of Purchased Businesses, net	14,360,000	13,276,000
Other Assets	9,697,000	7,832,000
	$ 118,229,000	$ 115,584,000
Liabilities and Stockholders’ Investment
Current Liabilities:
Short-term debt	$ 1,875,000	$ 1,200,000
Current maturities of long-term debt	2,173,000	7,000,000
Accounts payable	10,159,000	9,855,000
Accrued expenses	10,916,000	15,103,000
Total current liabilities	25,123,000	33,158,000
Long-Term Debt	27,785,000	19,547,000
Deferred Income Taxes	10,017,000	9,258,000
Other Liabilities	1,006,000	2,105,000
Commitments and Contingencies (Notes 2, 6 and 10)

Stockholders’ Investment:
Preferred stock, par value $.01, 5,000,000 shares authorized, none issued	--	--
Common stock, par value $.01. Authorized 30,000,000 shares; 11,512,474 and 11,371,808 shares issued, respectively; 7,474,605 and 7,333,939 shares outstanding, respectively	115,000	114,000
Paid-in capital	50,912,000	50,197,000
Retained earnings	35,729,000	34,567,000
Unamortized cost of restricted stock awards	(576,000)	--
Accumulated Other Comprehensive Income (Loss)-
Currency translation adjustment	2,918,000	1,425,000
Minimum pension liability adjustment, net of $31,000 and $24,000 tax, respectively	(55,000)	(42,000)
Treasury stock, at cost, 4,037,869 shares	(34,745,000)	(34,745,000)
Total stockholders’ investment	54,298,000	51,516,000
	$ 118,229,000	$ 115,584,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003, 2002 and 2001

Bairnco Corporation and Subsidiaries

	2003	2002	2001
Cash Flows from Operating Activities:
Net income (loss)	$ 2,649,000	$ 1,361,000	$ (308,000)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	7,797,000	8,113,000	9,082,000
Loss (gain) on disposal of plant and equipment	90,000	(400,000)	(206,000)
Deferred income taxes	1,047,000	3,094,000	(1,758,000)
Change in current operating assets and liabilities:
Decrease in accounts receivable, net	31,000	2,482,000	8,512,000
Decrease in inventories	166,000	1,239,000	4,521,000
(Increase) decrease in other current assets	528,000	(2,499,000)	2,164,000
(Decrease) in accounts payable	(16,000)	(1,140,000)	(733,000)
Increase (decrease) in accrued expenses	(4,539,000)	1,068,000	(1,990,000)
Other	(2,879,000)	(3,212,000)	396,000
Net cash provided by operating activities	4,874,000	10,106,000	19,680,000

Cash Flows from Investing Activities:
Capital expenditures	(5,664,000)	(3,811,000)	(3,081,000)
Payment for purchased businesses, net of cash acquired	(1,900,000)	(502,000)	(3,459,000)
Proceeds from sale of plant and equipment	87,000	1,469,000	589,000
Net cash (used in) investing activities	(7,477,000)	(2,844,000)	(5,951,000)

Cash Flows from Financing Activities:
Net increase (decrease) in short-term debt	529,000	(3,317,000)	(1,323,000)
Proceeds from long-term debt	19,952,000	11,000,000	10,500,000
Long-term debt repayments	(16,657,000)	(13,722,000)	(21,665,000)
Payment of dividends	(1,478,000)	(1,467,000)	(1,464,000)
Purchase of treasury stock	--	(9,000)	--
Exercise of stock options	38,000	34,000	58,000
Net cash provided by (used in) financing activities	2,384,000	(7,481,000)	(13,894,000)

Effect of foreign currency exchange rate changes on cash and cash equivalents	310,000	168,000	(24,000)
Net increase (decrease) in cash and cash equivalents	91,000	(51,000)	(189,000)
Cash and cash equivalents, beginning of year	705,000	756,000	945,000
Cash and cash equivalents, end of year	$ 796,000	$ 705,000	$ 756,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 783,000	$ 1,045,090	$ 2,858,000
Income taxes	$ 480,000	$ 566,531	$ 802,000
Non-cash financing activities:
Acquisition and subsequent re-issuance of common stock	$ --	$ 9,000	$ 603,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 2003, 2002 and 2001

Bairnco Corporation and Subsidiaries

				Unamortized	Accumulated Comprehensive Income
				Cost of	Pension	Currency
	Common	Paid-in	Retained	Restricted	Liability	Translation	Treasury
	Stock	Capital	Earnings	Stock Awards	Adjustment	Adjustment	Stock

Balance, December 31, 2000	$112,000	$49,504,000	$36,445,000	$ --	$ --	$ 781,000	$(34,133,000)
Net loss			(308,000)
Cash dividends ($.20 per share)			(1,464,000)
Issuance of 113,242 shares pursuant to exercise of stock options	2,000	659,000
Acquisition of treasury stock (541,500 shares at cost)							(603,000)
Currency translation adjustment						(326,000)
Pension liability adjustment, net of $366,000 tax					(651,000)

Balance, December 31, 2001	$114,000	$50,163,000	$34,673,000	$ --	$ (651,000)	$ 455,000	$(34,736,000)
Net income			1,361,000
Cash dividends ($.20 per share)			(1,467,000)
Issuance of 6,667 shares pursuant to exercise of stock options	--	34,000
Acquisition of treasury stock (1,496 shares at cost)							(9,000)
Currency translation adjustment						970,000
Pension liability adjustment, net of $(342,000) tax					609,000

Balance, December 31, 2002	$114,000	$50,197,000	$34,567,000	$ --	$ (42,000)	$1,425,000	$(34,745,000)
Net income			2,649,000
Cash dividends ($.20 per share)			(1,487,000)
Issuance of 7,666 shares pursuant to exercise of stock options	--	38,000
Issuance of restricted stock (133,000 shares)	1,000	677,000		(678,000)
Earned compensation				102,000
Currency translation adjustment						1,493,000
Pension liability adjustment, net of $7,000 tax					(13,000)

Balance, December 31, 2003	$115,000	$50,912,000	$35,729,000	$(576,000)	$(55,000)	$2,918,000	$(34,745,000)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO COSOLIDATED FINANCIAL STATEMENTS

(1)  Nature of Operations and Summary of Significant Accounting Policies

Nature of operations:

Bairnco Corporation, a Delaware Corporation, is a diversified multinational company that operates three business segments: Arlon’s Electronic Materials and Coated Materials segments which design, manufacture, market and sell products to electronic, industrial and commercial markets worldwide; and, Kasco’s Replacement Products and Services segment which manufactures and distributes products and services principally to retail food stores and meat, poultry and fish processing plants throughout the United States, Canada and Europe.

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

New accounting pronouncements:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated retirement cost. The adoption of SFAS 143 by the Corporation, effective January 1, 2003, had no impact on the Corporation’s financial position or results of operations.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. With the rescission of SFAS 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30.  SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  SFAS 145 also makes technical corrections to existing pronouncements.  The adoption of SFAS 145 by the Corporation, effective January 1, 2003 had no impact on the Corporation’s financial position or results of operations.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses the financial accounting and reporting for the costs associated with exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Corporation adopted SFAS 146 effective January 1, 2003.  SFAS 146 would have had no impact on the financial statements for the years ended December 31, 2002 and 2001.  The impact of the adoption of SFAS 146 on the results of operations and financial position of the Corporation for the year ended December 31, 2003, was not material.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation provides for expanded disclosures and initial recognition and measurement requirements for guarantors, and its adoption effective January 1, 2003 had no impact on the Corporation’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities.  This interpretation addresses consolidation by business enterprises of variable interest entities, and its adoption effective January 1, 2003 had no impact on the Corporation’s financial position or results of operations.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  The statement established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity.  SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003.  The adoption of SFAS 150 had no impact on the Corporation’s financial position or results of operations.

In December 2003, the FASB issued SFAS 132 (revised 2003), Employers Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106. The statement revised employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, SFAS 88 and SFAS 106. The statement was adopted effective December 15, 2003 and the additional disclosures required by the statement about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans are included in Note 8 to Consolidated Financial Statements.

Cash and cash equivalents:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with an original maturity of less than three months as cash and cash equivalents for the purposes of the consolidated financial statements.

Accounts receivable and related allowances:

Trade receivables are recorded net of allowances of $1,358,000 and $1,295,000 at December 31, 2003 and 2002, respectively.  The allowance for doubtful accounts is based on an analysis of all receivables for possible impairment issues, and historical write-off percentages.  Account balances are written off when deemed uncollectible.

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

Depreciation expense of $7,797,000, $8,113,000 and $8,585,000 was recognized during 2003, 2002 and 2001, respectively.

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of income.  The Corporation disposed of approximately $1.5 million and $4.6 million of fully depreciated assets that were no longer in use during the years ended December 31, 2003 and 2002, respectively.

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

Cost in excess of net assets of purchased businesses and other intangibles:

Effective January 1, 2002, the Corporation adopted SFAS 142, Goodwill and Other Intangible Assets.  SFAS 142 provides for the non-amortization of goodwill.  Goodwill is now subject to at least an annual assessment for impairment by applying a fair-value based test on January 1st of each year. Other intangible assets will be amortized over their useful lives (other than indefinite life assets). Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test.  This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts.

The Corporation used the expected present value of future cash flows for estimating the fair value of its reporting units. Other than the elimination of approximately $0.5 million of annual goodwill amortization expense, the adoption of SFAS 142 had no impact on the results of operations and financial position of the Corporation for the years ended

December 31, 2003 and 2002. Goodwill amortization expense was approximately $486,000 for the year ended December 31, 2001. A reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income and earnings per share for 2001, excluding the impact of goodwill amortization is as follows:

	Year Ended December 31:
	2003	2002	2001
Reported net income (loss)	$2,649,000	$1,361,000	$(308,000)
Goodwill amortization, net of tax	--	--	335,000
Adjusted net income	$2,649,000	$1,361,000	$ 27,000

Basic earnings per share:
Reported net income (loss)	$ 0.36	$ 0.19	$ (0.04)
Goodwill amortization	--	--	0.05
Adjusted net income	$ 0.36	$ 0.19	$ 0.00

Diluted earnings per share:
Reported net income (loss)	$ 0.36	$ 0.19	$ (0.04)
Goodwill amortization	--	--	0.05
Adjusted net income	$ 0.36	$ 0.19	$ 0.00

The change in the carrying amount of cost in excess of net assets of purchased businesses (goodwill) for the year ended December 31, 2003 is as follows:

	Arlon EM Segment	Arlon CM Segment	Kasco Segment	Total
Balance, January 1, 2003	$173,000	$6,208,000	$6,895,000	$13,276,000
Impact of contingent consideration earnout (Note 2)	--	369,000	--	369,000
Impact of MOX-TapeÒ acquisition (Note 2)	472,000	--	--	472,000
Impact of exchange rate fluctuations on foreign goodwill	--	--	243,000	243,000
Balance, December 31, 2003	$645,000	$6,577,000	$7,138,000	$14,360,000

Other identifiable intangible assets, net of amortization, are included in other assets and totaled $190,000 and $113,000 at December 31, 2003 and 2002, respectively.  Included in the $190,000 is an $11,000 intangible asset related to the pension liability adjustment booked in accordance with SFAS 87, Employers Accounting for Pensions, at December 31, 2003.  The $113,000 balance at December 31, 2002 includes a $30,000 intangible asset related to the pension liability adjustment. The remaining items are being amortized over their estimated lives, which generally range from three to ten years.  Amortization expense recognized was $23,000 during 2003, $10,000 during 2002 and $11,000 during 2001.

Impairment of long-lived assets:

Effective January 1, 2002, the Corporation adopted SFAS 144, Accounting for the Disposal or Impairment of Long-Lived Assets. SFAS 144 supersedes SFAS 121 and requires that one accounting impairment model be used for long-lived assets to be held and used and to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 had no financial impact on the results of operations and financial position of the Corporation for the years ended December 31, 2003 and 2002.

Revenue recognition:

Revenues are recognized when products are shipped or when services are rendered. Service revenues consist of repair and maintenance work performed on equipment used in the supermarket industry.

Shipping and handling costs:

Shipping and handling costs, such as freight to our customers' destinations, are included in selling and administrative expenses on the accompanying consolidated statements of operations. These costs, when included in the sales price charged to our customers, are recognized in net sales. Total shipping and handling costs included in selling and administrative expenses were approximately $3.2 million in each of the years ended December 31, 2003, 2002 and 2001, respectively.

Vendor Rebates:

The Corporation accounts for vendor volume rebates in accordance with the guidance of Emerging Issues Task Force (EITF) 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor. Vendor rebates or refunds of a specified amount of cash consideration that are payable only upon achieving a specified cumulative level of purchases, are accounted for as a reduction of cost of sales in the accompanying consolidated statements of operations.

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

In the fourth quarter of 1998, Bairnco recorded a $7,500,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 1998 by $4.7 million or approximately $.54 diluted earnings per common share. In the fourth quarter of 2000, Bairnco recorded an additional $1,000,000 pre-tax provision for litigation costs. After recognition of related tax benefits, the litigation provision reduced net income in 2000 by $640,000 or approximately $.09 diluted earnings per common share. In the third quarter of 2001, Bairnco recorded a $6,200,000 pre-tax provision for litigation costs.  After recognition of related tax benefits, the litigation provision reduced net income in 2001 by $3,968,000 or approximately $.54 per share.  An additional $4.0 million pre-tax provision for litigation costs was recorded in the fourth quarter of 2002.  After recognition of related tax benefits, the litigation provision reduced net income in 2002 by $2,640,000 or approximately $.36 per share. The litigation provisions added to the existing reserves for asbestos-related litigation expenditures due to changes in the estimates to defend the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements). Through December 31, 2003, approximately $18.6 million of the asbestos-related litigation reserve had been spent.  The remaining reserves are included in accrued expenses in the Corporation’s consolidated balance sheet. The level of reserves is considered adequate to cover Bairnco through the appeal process.

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

The Corporation adopted the disclosure provisions of SFAS 148 as of December 31, 2002. In preparing these disclosures, the Corporation determined the values using the Black Scholes model based on the following assumptions:

	For the Year Ended December 31,
	2003	2002	2001
Expected Life	6.8 years	5.5 years	7.0 years
Volatility	27.5%	27.9%	27.0%
Risk-free interest rate	4.5%	4.5%	5.0%
Dividend yield	3.32%	3.31%	2.95%

Had SFAS 123 been implemented, the Corporation’s net income and earnings per share would have been reduced to the amounts indicated below:

	2003	2002	2001
Net income (loss) (in thousands):
As reported	$ 2,649	$ 1,361	$ (308)
Pro forma	$ 2,601	$ 1,314	$ (372)
Basic earnings per share:
As reported	$ 0.36	$ 0.19	$ (0.04)
Pro forma	$ 0.35	$ 0.18	$ (0.05)
Diluted earnings per share:
As reported	$ 0.36	$ 0.19	$ (0.04)
Pro forma	$ 0.35	$ 0.18	$ (0.05)

Restricted Stock Award Program:

During the second quarter 2003, the Compensation Committee of the Board of Directors (the “Committee”), approved a restricted stock award program under the Bairnco Corporation 2000 Stock Incentive Plan. The program provides long-term incentive rewards to key members of the senior management team to further ensure their retention as employees and the linkage of their performance to the long-term performance of the Corporation. Under this new program, the Committee granted 133,000 shares of restricted stock to officers and three key senior management members during the second quarter. Under the terms of the restricted stock agreements, each employee must remain employed by the Corporation for a period of 5 years from the date of grant in order for the restricted stock to vest and the restrictions to be lifted. If employment is terminated prior to vesting for any reason other than death, disability or retirement, all restricted stock shall be forfeited immediately and returned to the Corporation.  In the event of a Change in Control, shares outstanding under the program would vest immediately.

The fair market value of shares at the date of award of $5.10 per share has been recorded as “Unamortized cost of restricted stock awards” (unearned compensation) and is shown, net of amortization, as a separate component of Stockholders’ Investment in the accompanying Consolidated Balance Sheets.  The unearned compensation is being amortized over the vesting period of the shares.  In accordance with APB Opinion 25, the Corporation will recognize a compensation charge over the vesting period equal to the fair market value of these shares on the date of the award.

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

The carrying amount of the zero-interest note payable related to the MOX-TapeÒ acquisition (refer to Note 2 to Consolidated Financial Statements) has been recorded at a discount and approximates fair value, based on average borrowing rates for the Corporation at the time of acquisition.

Accounting for derivatives:

The Corporation’s French Kasco operation has forward exchange rate contracts used to cover trade payable needs for forecasted US and UK purchases.  The Corporation recognized $191,000 in exchange rate losses on open forward exchange rate contracts as of December 31, 2003 and $80,000 in exchange rate losses on open forward exchange rate contracts as of December 31, 2002.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  The statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features.  SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003.  The adoption of SFAS 149 had no impact on the Corporation’s financial position or results of operations.

(2) Acquisitions

On January 10, 2001, Bairnco purchased selected net assets (Viscor) of Viscor, Inc.  The terms of Viscor's asset purchase agreement provide for additional consideration to be paid by Bairnco if Viscor's results of operations exceed certain targeted levels. Such additional consideration is paid semi-annually in cash and is recorded when earned, by the achievement of certain targeted levels for the preceding six month period, as additional goodwill. The maximum amount of contingent consideration is approximately $4.5 million payable over the 5-year period ended December 31, 2005.  The Corporation recorded an additional $369,000 in Cost in Excess as additional purchase price for the year ended December 31, 2003. The cumulative additional consideration recorded as goodwill is approximately $0.9 million through December 31, 2003.

On May 23, 2003, Bairnco purchased the MOX-TapeÒ brand of products, including inventory and related equipment, from Flexfab Horizons International, Inc., (Flexfab) of Hastings, Michigan.  MOX-TapeÒ products consist of un-reinforced and reinforced silicone, self-fusing tapes used in a broad range of applications and markets, including high temperature electrical and mechanical insulation for the military, aerospace, automotive, utility and power generation markets. The business has been moved to Arlon’s Bear, Delaware plant.  The acquisition has been accounted for under the purchase method of accounting and was financed through available borrowings under Bairnco’s line of credit and a $400,000, non-interest bearing note payable to Flexfab, payable in $100,000 installments over the next four years.  The note was recorded at a discount, based on average borrowing rates for the Corporation at the time of acquisition. The purchase price was allocated to the assets acquired based on the fair market value of the assets at the date of acquisition.  The purchase price exceeded the fair value of net assets acquired by approximately $0.5 million.  Pro forma earnings for the year ended December 31, 2003 including the MOX-TapeÒ product line were not material to the Corporation.

(3)

Earnings per Share

The Corporation accounts for earnings per share (EPS) under SFAS 128, Earnings Per Share.  The following disclosures comply with the requirements of SFAS 128.

2003	2002	2001
Basic Earnings (Loss) per Common Share:

Net Income (Loss)	$ 2,649,000	$ 1,361,000	$ (308,000)
Average common shares outstanding	7,338,000	7,332,000	7,321,000
Basic Earnings (Loss) Per Common Share	$ 0.36	$ 0.19	$ (0.04)

Diluted Earnings (Loss) per Common Share:

Net Income	$ 2,649,000	$ 1,361,000	$ (308,000)

Average common shares outstanding	7,338,000	7,332,000	7,321,000
Dilutive effect of restricted stock	32,000	--	--
Common shares issuable in respect to options issued to employees with a dilutive effect	21,000	5,000	--
Total diluted common shares outstanding	7,391,000	7,337,000	7,321,000

Diluted Earnings (Loss) Per Common Share	$ 0.36	$ 0.19	$ (0.04)

Basic earnings per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year.  Diluted earnings per common share include the effect of all dilutive stock options except in 2001 because to do so would be antidilutive.

(4)

Income Taxes

The components of income (loss) before income taxes and the provision (benefit) for domestic and foreign income taxes are as follows:

	2003	2002	2001
Income (Loss) before Income Taxes:
Domestic	$ 3,001,000	$ 371,000	$(2,108,000)
Foreign	854,000	1,426,000	817,000
Total Income (Loss) before Income Taxes	$ 3,855,000	$ 1,797,000	$(1,291,000)

Provision (Benefit) for Income Taxes:
Domestic:
Currently payable	$ (240,000)	$ (1,814,000)	$ 500,000
Deferred	1,044,000	1,774,000	(1,730,000)
Foreign:
Currently payable	355,000	477,000	275,000
Deferred	47,000	(1,000)	(28,000)
Total Provision (Benefit) for Income Taxes	$ 1,206,000	$ 436,000	$ (983,000)

Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

	2003	2002
Current Deferred Tax Items:
Accrued expenses - litigation provision	$ 407,000	$ 1,610,000
Accrued expenses – other	1,437,000	1,662,000
Inventories	1,080,000	1,348,000
Receivables	1,661,000	290,000
Net Current Deferred Tax Asset	4,585,000	4,910,000

Non-Current Deferred Tax Items:
Fixed assets	(6,594,000)	(6,481,000)
Pensions	(2,911,000)	(2,273,000)
Intangible assets	41,000	70,000
Other	(553,000)	(574,000)
Net Non-Current Deferred Tax Liability	(10,017,000)	(9,258,000)

Net Deferred Tax Liability	$ (5,432,000)	$ (4,348,000)

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences.  As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

A deferred tax asset of approximately $2.4 million exists in relation to interest earned on the NOL Refunds that have been placed in escrow (refer to Note 10 to Consolidated Financial Statements).  The deferred tax asset arises from the inclusion of the escrow interest income in the Corporation’s annual tax returns (in accordance with the escrow agreement) and the exclusion of this interest income from the Corporation’s financial statements. Any taxes paid by the Corporation on the interest income are reimbursed from the escrow account. Consistent with the exclusion of the NOL Refunds and related interest from the Corporation’s financial statements, this deferred tax asset is also not reflected in the above numbers and excluded from the Corporation’s financial statements.

In 2003, 2002 and 2001 the Corporation's effective tax rates were 31.3%, 24.3% and 76.1%, respectively, of income (loss) before income taxes.  An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

	2003	2002	2001
Computed income taxes at statutory rate	$ 1,311,000	$ 611,000	$ (439,000)
State and local taxes, net of federal tax benefit	67,000	86,000	118,000
Dividend income	65,000	--	--
Amortization of goodwill	--	--	62,000
Foreign income taxed at different rates	112,000	(9,000)	(31,000)
Tax credits	--	--	--
Benefit of Extraterritorial Income Exclusion	(335,000)	(299,000)	(705,000)
Meals and entertainment	67,000	95,000	107,000
Stock options	--	(1,000)	(29,000)
Other, net	(81,000)	(47,000)	(66,000)
Provision (benefit) for income taxes	$ 1,206,000	$ 436,000	$ (983,000)

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

Provision has not been made for US income taxes on approximately $5.3 million of undistributed earnings of international subsidiaries.  These earnings could become subject to additional tax if they were remitted as dividends or if the Corporation should sell its stock in the subsidiaries.  It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings; however, the Corporation believes that US foreign tax credits would largely eliminate any US income tax incurred.

(5)

Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2003 and 2002, respectively:

	2003	2002

Salaries and wages	$ 1,768,000	$ 1,739,000
Income taxes	241,000	288,000
Insurance	2,903,000	3,367,000
Litigation	1,243,000	4,780,000
Other accrued expenses	4,761,000	4,929,000
Total accrued expenses	$10,916,000	$15,103,000

(6)

Debt and Lease Commitments

Long-term debt consisted of the following as of December 31, 2003 and 2002, respectively:

	2003	2002

Revolving credit notes	$27,392,000	$13,547,000
Term loan	2,000,000	10,000,000
Credit Agreement borrowings	29,392,000	23,547,000
Industrial revenue bonds	--	3,000,000
Non-interest bearing note payable (Note 2)	382,000	--
Other foreign loan facility	184,000	--
	29,958,000	26,547,000
Less: Current Maturities	2,173,000	7,000,000
Total	$27,785,000	$19,547,000

The Corporation has a credit agreement (Credit Agreement) with a consortium of four banks led by Bank of America, N.A., and including SunTrust Bank, Wachovia Securities, and M&T Bank (previously Allfirst Bank).  The Credit Agreement provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2003 of $46 million and a letter of credit facility of $9 million, although the letter of credit facility may be decreased to $5 million or increased to $15 million with a corresponding change in the revolving credit facility.

The Credit Agreement also includes a five-year term loan credit facility of $20 million subject to quarterly amortization of principal of $500,000 in 2000, $750,000 in 2001, $1,000,000 in 2002, $1,250,000 in 2003 and $1,500,000 in 2004.  During the third quarter of 2002, the Corporation prepaid the fourth quarter 2002 principal reduction and $1,000,000 of the first quarter 2003 principal reduction. During the third quarter of 2003, the Corporation prepaid the third and fourth quarter 2004 principal reduction and $1,000,000 of the second quarter 2004 principal reduction.

At December 31, 2003, $2.0 million was outstanding under the term loan and $27.4 million of revolving credit notes was outstanding and payable in 2005, including $892,000 of foreign borrowings.  In addition, approximately $3.7 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements.  $3.0 million of the letters of credit guarantee various insurance activities.  An outstanding $0.7 million letter of credit guarantees a short-term Canadian operating credit line. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on the term loan and revolving credit notes outstanding at December 31, 2003, ranged from 2.3125% to 2.375% on US borrowings and were 3.25% on European borrowings. A commitment fee is paid on the unused portion of the total credit facility. As of December 31, 2003, approximately $18.6 million was available for borrowing under the Credit Agreement.

Substantially all of the assets of the Corporation are pledged as collateral under the Credit Agreement, which expires on February 22, 2005, although the term loan, which has an expiration date of December 31, 2004, will be fully paid by June 30, 2004.

The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained.  At December 31, 2003 the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has other short-term debt outstanding at rates of 3.26% to 4.50% due in 2004.  This short-term debt consists of lines of credit with domestic and foreign financial institutions to meet short-term working capital needs. Outstanding foreign short-term borrowings totaled $724,000 and $475,000 at December 31, 2003 and 2002, respectively, of which $39,000 is payable in Canadian dollars and $685,000 is payable in Euros.

The annual maturity requirements for long-term debt due after December 31, 2004, are summarized as follows:

Year Ended December 31,
2005	27,566,000
2006	137,000
2007	82,000
Total Long-term Debt	$27,785,000

Leases:

The Corporation leases certain property and equipment under various operating lease arrangements that expire over the next 9 years.  Future minimum lease payments under scheduled operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year Ended December 31,
2004	$2,816,000
2005	2,609,000
2006	1,962,000
2007	1,857,000
2008	958,000
2009 and thereafter	405,000
Total minimum payments	$10,607,000

Rent expense for all operating leases amounted to approximately $3.1 million, $2.6 million and $2.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 166,667 shares of common stock at option prices equal to the fair market value on the date of grant.  Two-thirds of these performance options became exercisable as a result of the Corporation’s earnings performance in 1992 and 1995. The remaining one-third became fully exercisable on May 31, 2000.  These options remain exercisable for ten years from the date they first became exercisable.

Changes in the stock options granted under the 1990 Plan during 2003, 2002 and 2001 were as follows:

	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	440,216	$6.22	484,858	$6.25	623,150	$6.19
Granted	--	--	--	--	--	--
Exercised	(7,666)	5.03	(6,667)	5.03	(113,242)	5.84
Canceled	(108,390)	6.14	(37,975)	6.79	(25,050)	6.76
Outstanding at End of year	324,160	$6.27	440,216	$6.22	484,858	$6.25

Exercisable at End of year	322,460	$6.27	423,283	$6.21	435,610	$6.19

No shares were available for grants under the 1990 Plan as of December 31, 2003 and 2002. The weighted-average contractual life of the 324,160 options outstanding at December 31, 2003 was 4.8 years.

Changes in the stock options granted under the 2000 Plan during 2003, 2002 and 2001 were as follows:

	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	80,500	$6.22	51,100	$6.80	27,100	$7.43
Granted	89,050	5.05	35,200	5.40	33,000	6.48
Canceled	(7,150)	6.38	(5,800)	6.35	(9,000)	7.52
Outstanding at End of year	162,400	$5.57	80,500	$6.22	51,100	$6.80

Exercisable at End of year	34,280	$6.56	17,094	$6.98	4,900	$7.41

At December 31, 2003 and 2002, 587,600 and 669,500 shares, respectively, were available for option grants under the 2000 Plan.  The weighted-average contractual life of the 162,400 options outstanding at December 31, 2003 was 10.8 years.

As of December 31, 2003, outstanding options have the following ranges of exercise prices and weighted average remaining lives:

	Ranges of Exercise Prices
	$3.38 to $5.55	$5.71 to $7.88	$9.56 to $10.94	All Ranges
Outstanding stock options:
Number of options	156,525	314,735	15,300	486,560
Weighted average exercise price	$5.05	$6.33	$10.07	$6.04
Weighted average remaining life	9.4 years	5.5 years	6.1 years	6.8 years
Exercisable stock options:
Number of options	43,113	298,327	15,300	356,740
Weighted average exercise price	$4.89	$6.31	$10.07	$6.30
Weighted average remaining life	4.4 years	5.3 years	6.1 years	5.2 years

There were no charges to income in connection with stock option grants or exercises during 2003, 2002 and 2001.

(8)

Pension Plans

The Corporation has several pension plans which cover substantially all of its employees.  The benefits paid under these plans generally are based on employees' years of service and compensation during the last years of employment.  Annual contributions made to the US plans are determined in compliance with the minimum funding requirements of ERISA using a different actuarial cost method and actuarial assumptions than are used for determining pension expense for financial reporting purposes.  Plan assets consist primarily of publicly traded equity and debt securities.  The Corporation maintains an unfunded supplemental plan in the United States to provide retirement benefits in excess of levels provided under the Corporation's other plans.

The Corporation’s Canadian subsidiary provides retirement benefits for its employees through a defined contribution plan. The plan was converted from a defined benefit plan in 1993 and, upon conversion a surplus was generated that is maintained in a separate holding account to fund the employer portion of contributions. As of December 31, 2003, the plan had approximately $1.7 million in the holding account. The employer portion of contributions for 2003 was approximately $46,000.  The Corporation's European subsidiaries provide retirement benefits for employees consistent with local practices. The foreign plans are not significant in the aggregate and therefore are not included in the following disclosures.

During 2002 the Corporation adopted a change in the measurement date of its US pension benefit plans from September 30 to November 30. Information presented in the tables below reflects a measurement date of November 30 for 2003 and 2002, and September 30 for 2001. This change had no significant effect on the 2002 or prior years’ pension expense or pension obligations. Management believes this change in measurement date is preferable as it facilitates and improves the year-end benefit cost planning.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with plan assets in excess of accumulated benefit obligations were $38,039,000, $35,654,000 and $36,000,000, respectively, at November 30, 2003, and $33,428,000, $31,440,000 and $31,462,000, respectively, at November 30, 2002.  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $599,000, $599,000 and $0, respectively, at November 30, 2003, and $569,000, $569,000 and $0, respectively, at November 30, 2002.

The following table describes the funded status of US pension plans:

	2003	2002
Change in Benefit Obligation:
Benefit obligation at November 30, 2002 and September 30, 2001, respectively	$ 33,997,000	$ 32,164,000
Service cost	866,000	1,065,000
Interest cost	2,321,000	2,636,000
Actuarial loss	3,471,000	384,000
Benefits paid	(2,017,000)	(2,252,000)
Benefit obligation at November 30, 2003 and 2002, respectively	38,638,000	33,997,000

Change in Plan Assets:
Fair value of plan assets at November 30, 2002 and September 30, 2001, respectively	31,462,000	30,592,000
Actual return on plan assets	3,334,000	(117,000)
Employer contributions	3,200,000	3,214,000
Benefits paid	(1,996,000)	(2,227,000)
Fair value of plan assets at November 30, 2003 and 2002, respectively	36,000,000	31,462,000

Funded status	(2,638,000)	(2,535,000)
Unrecognized net transition obligation	34,000	66,000
Unrecognized prior service cost	305,000	354,000
Unrecognized net actuarial loss	10,971,000	8,836,000
Prepaid pension costs at November 30, 2003 and 2002, respectively	8,672,000	6,721,000
December accruals	(112,000)	(38,000)
December contributions	2,000	2,000
Prepaid pension costs at yearend	$ 8,562,000	$ 6,685,000

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US salaried employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2003	2002	2003	2002
Discount Rate	7.0%	7.25%	6.25%	7.0%
Salary Increase	3.5%	4.5%	3.5%	3.5%
Long-term Rate of Return	8.5%	9.0%	(Not applicable)	(Not applicable)

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US hourly employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2003	2002	2003	2002
Discount Rate	7.0%	7.25%	6.25%	7.0%
Salary Increase	(Not applicable)	(Not applicable)	(Not applicable)	(Not applicable)
Long-term Rate of Return	8.5%	9.0%	(Not applicable)	(Not applicable)

Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

	2003	2002

Prepaid benefit cost	$9,174,000	$ 7,193,000
Accrued benefit liability	(599,000)	(569,000)
Intangible asset	11,000	31,000
Accumulated other comprehensive income	86,000	66,000
Net amount recognized at November 30	8,672,000	6,721,000
December accruals	(112,000)	(38,000)
December contributions	2,000	2,000
Net amount recognized at December 31	$8,562,000	$ 6,685,000

Net periodic pension cost for the US plans included the following for the years ended December 31:

	2003	2002	2001

Service cost-benefits earned during the year	$ 863,000	$ 899,000	$ 963,000
Interest cost on projected benefit obligation	2,325,000	2,276,000	2,197,000
Expected return on plan assets	(2,555,000)	(2,848,000)	(3,001,000)
Amortization of net obligation at date of transition	32,000	32,000	32,000
Amortization of prior service cost	49,000	49,000	46,000
Amortization of accumulated losses	630,000	43,000	7,000
Net periodic pension cost	$ 1,344,000	$ 451,000	$ 244,000

The major categories of plan assets as of November 30, 2003 and 2002 were as follows:

	2003		2002
Major Categories	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets
Equity funds	$ 21,713,000	60.3%	$ 14,552,000	46.3%
Fixed income funds	10,721,000	29.8%	12,815,000	40.7%
Cash and cash equivalents	3,566,000	9.9%	4,095,000	13.0%
Total	$ 36,000,000		$ 31,462,000

Assuming no additional adverse changes in the discount rate used for measuring the benefit obligation and assuming the rate of return on assets equals or exceeds the actuarial assumption, then no contributions are expected to be made to the US plans in 2004.

Expected benefit payments for each of the next five years and for years six through ten are as follows:

Fiscal Year	Amount
2004	$2,044,000
2005	$2,089,000
2006	$2,192,000
2007	$2,272,000
2008	$2,383,000
2009 through 2013	$13,440,000

Investment Policy

All investments will be made solely in the interest of the plan participants and their beneficiaries in order to provide prudent growth over time consistent with preservation of principal while providing liquidity so that benefits may be paid. Plan investments will be done through investment managers, as appointed by the Investment Committee, and be diversified so as to minimize the risk of large losses.  All actions by investment managers shall be made in accordance with the fiduciary standards established by the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and other applicable laws and regulations.

The general classes of investment funds include equities, fixed income (bond funds) and cash equivalents. Equity investments include common, preferred and convertible stock, including both domestic and foreign issues. Plan assets may be invested 100% in equity funds although the range of equity fund investments is typically in the 55% to 75% of total market value of plan assets. Fixed income funds include US Government obligations, marketable non-convertible preferred stock and corporate bonds, insurance contracts, zero coupon securities and certificates of deposit.  Cash equivalents include investments with a maturity of less than one year and shall include US Government securities, repurchase agreements, bank certificates of deposit, prime commercial paper and short term investments.

Investments strictly prohibited include short sales, margin purchases or any form of stock borrowing, privately placed or non-marketable securities, restricted securities, common stocks not listed on the New York, American or NASDAQ Stock Exchanges, derivative investments, investments in excess of 6% of the specific fund’s assets when the indication of ownership is outside the jurisdiction of the District Courts of the United States, investments of more than 10% of the specific fund’s assets in securities of any one issuer, except for US Government obligations, and investments in equities in any single industry in excess of 20% (at cost) of total plan assets.

Investment managers have full responsibility for investment selection and diversification within the limits of the investment restrictions set forth herein and as may be additionally imposed by the Investment Committee. The Plan Administrator shall supply the Investment Committee with the performance results of all investments and investment managers, benchmarked against their peer’s performance, at least quarterly.

Bairnco’s expected long term rate of return on plan assets is based on historical returns of its investment funds as adjusted to reflect expectations of future returns taking into consideration forecasts of long term expected inflation rates.

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

Operating segments with similar products and services, production processes, types of customers, and sales channels are combined into reportable segments for disclosure purposes.  Bairnco has three reportable segments – Arlon Electronic Materials segment, Arlon Coated Materials segment and Kasco Replacement Products and Services segment.

The Arlon Electronic Materials and Arlon Coated Materials segments design, manufacture, market and sell laminated and coated products to the electronic, industrial and commercial markets under the Arlonâ and Calonâ brand names. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry.

Among the products included in the Arlon Electronic Materials segment are high technology materials for the printed circuit board industry and silicone rubber products for insulating tapes and flexible heaters. Among the products included in the Arlon Coated Materials segment are vinyl films for graphics art applications, foam tapes used in window glazing, and electrical and thermal insulation products.

The Kasco Replacement Products and Services segment manufactures, sells and services products and equipment used in supermarkets, meat and deli operations, and meat, poultry, and fish processing plants throughout the United States, Canada and Europe.  It also manufactures and sells small band saw blades for cutting wood and metal, and large band saw blades for use at lumber mills.

Bairnco evaluates segment performance based on income before interest and taxes and excluding allocation of headquarters expense.  Segment income and assets are measured on a basis that is consistent with the methods described in the summary of significant accounting policies.  Segment assets exclude US deferred income taxes, taxes receivable and assets attributable to US employee benefit programs.  Inter-segment transactions are not material.  No customer accounts for 10% or more of consolidated revenue.

Financial information about the Corporation’s operating segments for the years ended December 31, 2003, 2002 and 2001 is as follows:

		Operating			Capital	Depreciation/
	Net Sales	Profit (Loss)		Assets	Expenditures	Amortization

2003
Arlon EM	$44,540,000	$ 4,408,000		$ 24,424,000	$ 507,000	$ 2,437,000
Arlon CM	68,521,000	3,103,000		47,875,000	3,405,000	2,509,000
Kasco	39,635,000	39,000		29,838,000	1,690,000	2,719,000
Headquarters	--	(2,927,000)		16,092,000	62,000	132,000
Total	$152,696,000	$ 4,623,000		$118,229,000	$ 5,664,000	$ 7,797,000

2002
Arlon EM	$47,109,000	$ 4,566,000		$ 25,069,000	$1,032,000	$2,617,000
Arlon CM	70,820,000	5,272,000		47,025,000	1,573,000	2,717,000
Kasco	36,425,000	127,000		28,500,000	1,168,000	2,684,000
Headquarters	--	(7,163,000)	(a)	14,990,000	38,000	95,000
Total	$154,354,000	$ 2,802,000		$115,584,000	$3,811,000	$8,113,000

2001
Arlon EM	$52,661,000	$ 6,719,000		$ 27,795,000	$1,579,000	$2,702,000
Arlon CM	73,348,000	5,296,000		49,661,000	405,000	3,207,000
Kasco	34,360,000	(1,516,000)		30,210,000	1,042,000	3,092,000
Headquarters	--	(9,304,000)	(b)	10,589,000	55,000	81,000
Total	$160,369,000	$1,195,000		$118,255,000	$3,081,000	$9,082,000

(a) Includes impact of $4.0 million pre-tax provision for litigation costs

(b) Includes impact of $6.2 million pre-tax provision for litigation costs

The Corporation has operations in Canada and several European countries.  Information about the Corporation’s operations by geographical area for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Sales to External Customers	Long-lived Segment Assets
2003
United States	$128,231,000	$56,159,000
France	13,456,000	430,000
Other Foreign	11,009,000	3,944,000

2002
United States	$132,628,000	$54,660,000
France	12,052,000	257,000
Other Foreign	9,674,000	3,659,000

2001
United States	$141,309,000	$55,780,000
France	9,756,000	252,000
Other Foreign	9,304,000	3,430,000

 (10)

Contingencies

Bairnco and its subsidiaries are among the defendants in a lawsuit (the “Transactions Lawsuit”) brought in the United States District Court for the Southern District of New York (the “District Court”).  As set forth below, in a series of decisions now on appeal, the District Court has dismissed the Transactions Lawsuit in its entirety, and that dismissal has been appealed.

Plaintiffs in the Transactions Lawsuit effectively seek to hold Bairnco (and other defendants) liable, on a variety of legal theories, for liabilities associated with asbestos-containing products manufactured by Keene Corporation ("Keene"), Bairnco’s former subsidiary.  The plaintiffs are the trustees of the Keene Creditors Trust (the “KCT”), a successor in interest to Keene.  In the Transactions Lawsuit complaint, the trustees of the KCT allege that certain sales of assets by Keene to other subsidiaries of Bairnco were fraudulent conveyances and otherwise in violation of state law, as well as being in violation of the civil RICO statute, 18 U.S.C. Section 1964.  The complaint seeks compensatory damages of $700 million, interest, punitive damages, and trebling of the compensatory damages pursuant to civil RICO.

At the outset of the case, Bairnco and the other defendants made motions to dismiss and for summary judgment (the “threshold motions”).  In a series of decisions in 1998 and 1999, the District Court dismissed plaintiffs’ civil RICO claims; dismissed 14 of the 21 defendants named in the complaint; and partially granted defendants’ motions for summary judgment on statute of limitations grounds.

The parties then conducted discovery.  Following the conclusion of discovery, Bairnco and the other defendants filed motions to exclude the testimony of plaintiffs’ proposed expert witnesses on the valuation of the businesses sold by Keene as well as plaintiffs’ proposed expert on the business purpose of the challenged transactions.  Bairnco and the other defendants also filed motions for summary judgment, seeking dismissal of the case.  On January 28, 2003, the District Court issued a decision granting defendants’ motions to exclude plaintiffs’ experts.  On March 14, 2003, the District Court issued a decision granting all defendants’ motions for summary judgment and dismissing all remaining claims.

On April 14, 2003, plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit.  Plaintiffs are pursuing their appeal from the final judgment and from certain of the District Court’s rulings, including the dismissal of the fraudulent conveyance claims, the statute of limitations rulings and the exclusion of plaintiffs’ valuation experts. Plaintiffs are not pursuing their appeal from some of the District Court’s rulings, including the dismissal of the RICO claims and the exclusion of plaintiffs’ expert on business purpose.  The briefing of the appeal concluded on February 2, 2004, and argument of the appeal is expected to take place in late March or early April 2004.

Keene was spun off from Bairnco in 1990, filed for relief under Chapter 11 of the Bankruptcy Code in 1993, and emerged from Chapter 11 pursuant to a plan of reorganization approved in 1996 (the “Keene Plan”). The Keene Plan provided for the creation of the KCT, and transferred the authority to prosecute the Transactions Lawsuit from the Official Committee of Unsecured Creditors of Keene (which initiated the lawsuit in the Bankruptcy Court in 1995) to the KCT.  An injunction entered pursuant to the Keene Plan further provided that only the KCT, and no other entity, can sue Bairnco on account of damages caused by a Keene asbestos-containing product.  Therefore, although a number of other asbestos-related personal injury and property damage cases against Bairnco based on Keene’s liabilities nominally remain pending in courts around the country, the injunction bars such claims and Bairnco’s liability, if any, will be finally determined in the Transactions Lawsuit.

Bairnco also is the defendant in a separate action by the trustees of the KCT (the “NOL Lawsuit”), also pending in the United States District Court for the Southern District of New York, in which plaintiffs seek for the KCT the exclusive benefit of tax refunds attributable to the carryback by Keene of certain net operating losses (“NOL Refunds”), notwithstanding applicable tax sharing agreements between Keene and Bairnco. (As with the Transactions Lawsuit, the NOL Lawsuit was commenced during Keene’s Chapter 11 case and, pursuant to the Keene Plan, the trustees of the KCT became the plaintiffs and the lawsuit was moved from the Bankruptcy Court to the District Court.) Pending resolution of the NOL Lawsuit, the NOL Refunds that have been received have been held in escrow. Through December 31, 2003 approximately $28.5 million of NOL Refunds had been received and placed in an interest-bearing escrow account.  There can be no assurance whatsoever that resolution of the NOL Lawsuit will result in the release of any portion of the NOL Refunds to Bairnco.  The NOL Lawsuit and the Transactions Lawsuit were consolidated by the District Court for purposes of discovery.  By order of the District Court entered on April 16, 2003, the NOL Lawsuit has been placed on the court's "suspense docket" - i.e., it will not be actively litigated - pending resolution of the appeal in the Transaction Lawsuit.

Bairnco and its Arlon subsidiary previously were among the defendants in a third action by the KCT (the “Properties Lawsuit”), commenced on December 8, 1998 in the United States District Court for the Southern District of New York.  In the Properties Lawsuit, plaintiffs sought a declaratory judgment that the KCT owns certain patents and real property purchased by Arlon from Keene in 1989, based on the allegations that technical title to these assets was not conveyed at the time of the sale and that no proof of claim specifically referencing these assets was filed during Keene’s Chapter 11 case.  In an answer and counterclaims, Bairnco and Arlon denied these claims and requested a declaratory judgment that full title to the patents and real property in question in fact had been transferred to Arlon at the time of its 1989 purchase of assets from Keene.  By agreement, the claims asserted against Bairnco and Arlon in the Properties Lawsuit were dismissed without prejudice, with the proviso that the issues raised in the Properties Lawsuit complaint would be resolved in the Transactions Lawsuit.

Management believes that Bairnco (including its subsidiaries) has meritorious defenses to all claims or liability purportedly derived from Keene and that it is not liable, as an alter ego, successor, fraudulent transferee or otherwise, for the asbestos-related claims against Keene or with respect to Keene products.

Bairnco Corporation and its subsidiaries are defendants in a number of other actions. Management of Bairnco believes that the disposition of these other actions, as well as the actions and proceedings described above, will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco Corporation and its subsidiaries as of December 31, 2003.

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

Symbol - BZ.

Annual Meeting

The annual stockholders meeting will be held at Bairnco’s Corporate Office on April 22, 2004 at 9:00 a.m.

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