Form 10-K, Exhibit 13
period 2004-12-31
BAIRNCO CORP /DE/
filed 2005-03-10
CIK 350750

BAIRNCO CORPORATION

2004 ANNUAL REPORT

Our mission

Bairnco Corporation (“Bairnco” or the “Corporation”) is an organization of people committed to providing value-added industrial and commercial products and services to niche markets which meet or exceed our customers’ requirements leading to the creation of stockholder and employee value.

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

·

Have fun – enjoy your work and your life

CONTENTS

Financial Highlights	1
Letter to Our Stockholders	2
Arlon Electronic Materials	4
Arlon Coated Materials	6
Kasco Replacement Products & Services	7
Directors and Management	8
Financial History	9
Management's Discussion and Analysis	10
Quarterly Results of Operations	19
Reports of Independent Registered Public Accounting Firms	20
Consolidated Financial Statements	21
Notes to Consolidated Financial Statements	25

FINANCIAL HIGHLIGHTS

				Percentage	Change
(In thousands except per share data)	2004	2003	2002	04/03	03/02
Net Sales	$ 165,496	$ 152,696	$ 154,354	8%	(1%)

Earnings before provision for litigation costs, interest and taxes (a)	$ 8,057	$ 4,623	$ 6,802	74%	(32%)

Provision for litigation costs	$ --	$ --	$ 4,000	--	--

Operating Profit (a)	$ 8,057	$ 4,623	$ 2,802	74%	65%

Income from continuing operations (a)	$ 5,119	$ 2,649	$ 1,361	93%	95%

Income from spun off subsidiary	$ 25,710	$ --	$ --	--	--

Net Income	$ 30,829	$ 2,649	$ 1,361	1064%	95%

Diluted Earnings per share from continuing operations	$ 0.68	$ 0.36	$ 0.19	89%	89%

Diluted Earnings per share from spun off subsidiary	$ 3.40	--	--	--	--

Diluted Earnings per Share	$ 4.07	$ 0.36	$ 0.19	1031%	89%

Cash Dividends per Share	$ 0.21	$ 0.20	$ 0.20	5%	0%

Stockholders' Investment per Average Diluted Common
Shares Outstanding	$ 11.20	$ 7.35	$ 7.02	52%	5%

Total Assets	$ 118,781	$ 118,229	$ 115,584	0%	2%

Stockholders' Investment	$ 84,767	$ 54,298	$ 51,516	56%	5%

Weighted Average Diluted Common Shares Outstanding	7,569	7,391	7,337	2%	1%

(a)

Includes pre-tax gain on sale of facility of $1,196,000 million in 2004 and pre-tax gain on sale of facility of $496,000 in 2002.

(Data for Bar Charts for Five Years 2000 to 2004; in 000's)

Year	Net Sales	Adjusted Operating Profit*	Adjusted Income (Loss)*	Adjusted Diluted Earnings (Loss) per Share*

2000	$187,513	$15,544	$8,233	$1.07
2000(b)	$187,513	$16,544	$8,873	$1.16
2001	$160,369	$1,195	$(308)	$(0.04)
2001(b)	$160,369	$7,395	$3,660	$0.50
2002	$154,534	$2,802	$1,361	$0.19
2002(b)	$154,354	$6,306	$3,674	$0.50
2003	$152,696	$4,623	$2,649	$0.36
2004	$165,496	$6,861	$4,329	$0.58

(b) Prior to impact on operating profit, net income and diluted earnings per share of $1.0 million pre-tax provision for litigation costs in the fourth quarter of 2000, $6.2 million pre-tax provision for litigation costs in the third quarter of 2001 and $4.0 million pre-tax provision for litigation costs in the fourth quarter of 2002; also prior to the impact on operating profit, net income and diluted earnings per share of $496,000 pre-tax gain on sale of facility in 2002 and $1,196,000 pre-tax gain on sale of facility in 2004.

* The terms “Adjusted Operating Profit”, “Adjusted Income (Loss)” and “Adjusted Diluted Earnings (Loss) per Share” as depicted at left are non-GAAP financial measures and reflect Operating Profit, Net Income (Loss) and Diluted Earnings (Loss) per Share of the Corporation excluding the impact of pre-tax provisions for litigation costs of $1.0 million in 2000, $6.2 million in 2001 and $4.0 million in 2002.  Adjusted Operating Profit excludes the impact of the pre-tax gain on sale of facility of $496,000 in 2002 and $1,196,000 in 2004. Adjusted Income and Adjusted Diluted Earnings per Share exclude the impact of the income from spun off subsidiary of $25.7 million and the after-tax gain on sale of facility of $327,000 in 2002 and $790,000 in 2004.  The Corporation believes that the use of certain adjusted, non-GAAP financial measures allows management and investors to evaluate and compare core operating results from ongoing operations from period to period in a more meaningful and consistent manner.

LETTER TO OUR STOCKHOLDERS

2004 was a watershed year for Bairnco with the successful conclusion of the Transaction and NOL Lawsuits.  Results from operations continued to improve.  Bairnco enters 2005 with minimal debt and a focused management team.

Results from operations for 2004 were in line with our expectations as our served markets showed signs of a recovery although growth rates were stronger in the first half of the year than the second.  Management continued to improve productivity while staying focused on the basic plan to maintain and improve our core competencies and continuing to invest in new products.  On an 8.4% increase in sales, operating profits increased 48.4% in 2004.

We expect 2005 to be a year of improved results as compared to 2004. The “industrial” economy is assumed to experience moderate growth.  Price increases should be sufficient to offset material cost increases. The ongoing cost improvement programs and the improved sales from new products and some improving markets should contribute to improved results for 2005.

Litigation Won

In 2004, we successfully concluded over a decade of litigation that grew out of asbestos claims against Bairnco’s former subsidiary, Keene Corporation. On April 9, 2004 the U.S. Court of Appeals for the Second Circuit affirmed the U.S. District Court's judgment dismissing, in its entirety, the Transactions Lawsuit against Bairnco and all the other defendants. On May 18, 2004 the U.S. Court of Appeals for the Second Circuit denied the plaintiffs' motion for rehearing, and it again affirmed the dismissal of the Transactions Lawsuit.

On September 10, 2004 Bairnco and the Keene Creditors Trust signed an agreement to settle the NOL Lawsuit. The NOL Lawsuit involved a dispute between Bairnco and the Trust over tax refunds that had been held in an escrow account since the mid-1990s. Under the agreement, Bairnco received approximately $24,695,000 which is included as Income from Spun off Subsidiary. This ends over 13 years of litigation which cost in excess of $20 million and was a major distraction to the entire organization. Our success is attributable to both the fact that the charges were without merit and the outstanding job of our lawyers, John Hall, Steve Klugman, Jeremy Feigelson and their team at Debevoise & Plimpton.

FINANCIAL RESULTS

Sales for the year ended December 31, 2004 increased 8.4% to $165,496,000 from $152,696,000 in 2003. Gross profit increased 11.7% to $47,884,000 from $42,871,000 in 2003 due to increased sales and improved efficiencies from higher production volumes. The gross profit margin as a percent of sales increased to 28.9% from 28.1%.

The primary consolidation of Arlon’s industrial engineered coated product’s businesses in the new facility in San Antonio, Texas, was substantially completed in 2004. In December 2004, Arlon’s East Providence, Rhode Island facility was sold for $2 million resulting in a pre-tax gain of $1.2 million.

Excluding the $1.2 million gain on sale of facility, selling and administrative expenses increased to $41,023,000 from $38,248,000 in 2003. As a percent of sales, these selling and administrative expenses decreased to 24.8% in 2004 as compared to 25.0% in 2003.

Operating profit increased 48.4% to $6,861,000 in 2004, excluding the 2004 gain on sale of facility, from $4,623,000 in 2003.

Net interest expense decreased to $566,000 as compared to $768,000 in 2003 due to lower average borrowings.

Income before income taxes in 2004 increased to $7,491,000 as compared to $3,855,000 in 2003.  Excluding the 2004 gain on sale of facility, income before income taxes increased 63.3% to $6,295,000 in 2004 from $3,855,000 in 2003.

Net income from continuing operations increased to $5,119,000 in 2004 from $2,649,000 in 2003. Diluted earnings per share from continuing operations increased to $0.68 ($0.58 excluding the gain on sale of facility) in 2004 from $0.36 in 2003.

Subsequent to yearend, a review of tax information on the settlement of the NOL Lawsuit resulted in a $1,015,000 tax receivable and related income which is included in Income from Spun off Subsidiary. The total gain on litigation settlement was $25,710,000 or diluted earnings per share of $3.40 resulting in net income for 2004 of $30,829,000 or diluted earnings per share of $4.07.

OPERATION DEVELOPMENTS

On October 4th, 2004 Kasco’s 30 hourly union employees at its manufacturing and distribution facility located in St. Louis, Missouri went on strike. Management has continued operating the plant with replacement workers. Productivity returned to normal levels by the end of the fourth quarter. Subsequent to year end, based on an economic analysis, the decision was made to move the remaining manufacturing operations in St. Louis to Kasco’s Mexican plant over the first six months of 2005.

During the third quarter, Arlon Electronic Materials new fabrication center in Suzhou, China, became operational. The center inventories and converts laminates for our customers in China. In addition, plans have been approved to open a China manufacturing plant which is expected to be in production by the end of 2005. Capital expenditures for the new plant and equipment are expected to be $6.0 million. Organizational, startup and redundancy expenses are estimated to be $1.2 million with the majority being incurred in the last half of the year. The plant is expected to be profitable in 2006. The plant will produce specialty laminates for our customers worldwide. The two laminate plants in the United States will continue to operate but with reduced volumes.

PRODUCTIVITY AND CONTINUOUS IMPROVEMENT

The decision to operate our businesses on the assumption of modest economic recovery in our markets combined with continuous improvement programs improved our productivity 6.3% in 2004. Material costs were further reduced.  Headcount increased from 761 at the beginning of the year to 783 at the end of the year.

Continuous improvement programs are ongoing with the goal of further improvement in productivity in 2005.

New product sales as a percent of total sales decreased from 14% in 2003 to 10% in 2004 as new product developments failed to replace sales of those products that are now more than five years old.  Research and development expense increased 7.4% in 2004. The development of new products and services to meet the needs of our customers and markets remains a priority.

FINANCIAL MANAGEMENT

Excluding the gain on litigation settlement and the gain on the sale of facility the return on average capital employed was 5.6% in 2004. Although our returns are improving they remain inadequate and substantially below what we deem to be acceptable.

Subsequent to year end the board authorized $5,000,000 as available for management to continue its stock repurchase program in 2005 subject to market conditions and the capital requirements of the business.

Total debt decreased to $1,924,000 from $31,833,000 at the end of 2003.

Subsequent to year end, we reached an agreement in principle with a group of banks to establish a three year unsecured credit facility for $25 million, including a $15 million revolving credit facility and a $10 million letter of credit facility. The new agreement will replace our current credit facility which was amended subsequent to year end to extend the expiration date for 60 days from February 22, 2005.

Working capital increased 17.3% to $38,220,000 from $32,573,000 at the end of 2003. The increase resulted primarily from higher cash and lower debt balances. Working capital as a percent of sales increased to 23.1% from 21.3%.

Capital expenditures were $5,996,000 in 2004 versus a plan of approximately $6.3 million.  Depreciation and amortization were $7,668,000 in 2004.

Planned capital expenditures in 2005 are approximately $12.0 million. Depreciation is estimated to be $7.5 million. Capital expenditures are for cost reductions, replacements, new information systems and the new China plant and equipment. Capital expenditures will be reviewed and adjusted based on economic and business conditions.

In 2004 we began the process of converting from BPCS software to PeopleSoft’s J.D. Edwards.  We are converting one operation at a time.  The total conversion is targeted to be completed by the middle of 2006.

Our program to comply with Section 404 of Sarbanes Oxley is underway and we expect to be in compliance on a timely basis.

DIVIDEND

In November the Board of Directors increased the quarterly cash dividend to $.06 per share from $.05 per share. The total dividend for 2004 was $0.21 per share. The Board increased the dividend based on the Corporation’s strong financial condition and the positive future outlook. The Board will continue to review the dividend policy in light of the results and future capital structure of the Corporation.

MANAGEMENT

The retention and development of our key employees remains critical to improving our profitability and to the future growth of our businesses. During 2004 the management development program continued to make progress in all operations. Significant additions were made in marketing, sales management and research and development. The Six-Sigma program was continued in our operations.

OUTLOOK

The outlook for 2005 is for improved sales and earnings for the year. However, the first quarter is expected to be substantially below last year’s unusually strong first quarter due to weak electronic and wireless markets, the Mexico move costs and an adverse mix change in a segment of the graphics market as compared to the first quarter last year. We anticipate continuing modest growth in the economy and in selected served markets.

Oil and natural gas are the primary feed stocks for the majority of the materials we purchase to manufacture our products.  During the fourth quarter of 2004, material prices for 2005 increased. It appears that we will be able to increase selling prices to offset these material cost increases in most served markets.

2005 results will benefit from the absence of certain expenses that were incurred in 2004. The project costs of $1.3 million for the consolidation of the East Providence facility into San Antonio will not recur. The loss of approximately $500,000 incurred by having the East Providence plant operating for the first five months of 2004 and until it was sold in December will not recur. The start up inefficiencies and scrap at the San Antonio plant should be materially reduced.

2005 results will be reduced by two major projects. The organization and start up of the China facility plus the attendant inefficiencies in the US plants are expected to be approximately $1.2 million most of which will be incurred in the second half of 2005. The costs of moving Kasco’s remaining manufacturing operations to the Mexico plant will be approximately $500,000 spread over the first half of 2005.

Internal cash generation should substantially meet our capital expenditure and working capital requirements.

Bairnco’s un-leveraged balance sheet and anticipated positive free cash flows after 2005 will result in three parallel courses of action which are interdependent. First we are actively considering acquisition opportunities that fit with our existing businesses and which meet our return requirements. Second, we will consider stock repurchases depending on the stock price. Third, we will continue to review our dividend policy.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all committed to making 2005 another year of improved results.

Respectfully yours,

/s/ Luke E. Fichthorn III

Luke E. Fichthorn III

ARLON

Arlon designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets. These products are based on proprietary technologies in coating, laminating, polymers, and dispersion chemistry.

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

PHOTO – Grand opening of Arlon’s Finishing Center in Suzhou, China.

The Arlon Electronic Substrates product line includes a variety of specialty polyimide and epoxy laminates as well as other high performance thermoset products. These materials are used in demanding commercial and military market applications including high density interconnect (HDI), surface mount technology (SMT), heat sink bonding, semiconductor testing, wireless communications, flex/rigid PCBs, and microvia PCB's. The Microwave Materials product line offers fluoropolymer (i.e. PTFE laminates), ceramic-filled fluoropolymer laminates, and other low signal-loss laminates such as closed-cell foam dielectric laminates. These products deliver the electrical performance needed in the frequency-dependent circuit applications such as personal communication systems (PCS), anti-collision radar systems, 3G microwave cell tower and military antennas, emerging RDID systems, as well as, base station subsystems and components. These products are supplied as copper-clad laminates with matched bonding plies or prepregs for production of multi-layer printed circuits.

Recognizing the growing electronics market opportunities in Mainland China, Arlon opened a Finishing Center in Suzhou, China in mid-2004.  This Center is being used to enhance customer relationships in that country as a precursor to completion of a full manufacturing operation.  The new manufacturing operation in China is currently planned to be operational in the fourth quarter of 2005.

During the fourth quarter, Arlon’s Materials for Electronics Division and Nan Ya Plastics Corporation mutually agreed to terminate the agreement whereby Arlon was to distribute Nan Ya laminate and prepreg products in North America. There was no impact on the financial position or results of operations of the Corporation.

In 2004, Arlon introduced several new products to address customer and industry demands to include:

•

Arlon’s FoamClad R/F™ 100 Laminate – Arlon broadened its patented FoamClad R/F product line with additional foam thickness dielectrics for greater breadth of applications.  This product provides a low cost laminate material alternative for microwave circuits, also offering the benefit of much lower weight.

•

Arlon’s 11N product line – This laminate and bonding film system was developed to fit several market needs – first, a lower cost material for double-sided and multilayer RF applications, and second for digital applications requiring good CAF resistance.  These material capabilities of Arlon 11N offer designers servicing many markets a cost-effective solution to meet their specific application needs.

Arlon Silicone Technologies is a world leader in silicone rubber materials used in a broad range of military, consumer, industrial, utility and commercial products. Silicone offers performance features unmatched by other polymers, including high and low service temperature capability, flame retardance, electric arc resistance, and resistance to ultra-violet light and ozone.  Typical products and applications include:

· Silicone substrate insulation for industrial and commercial flexible heaters;

· High temperature insulation for electric power generators and traction motors;

· Silicone sheet rubber bagging materials for manufacturing composite components and structures;

· Self-fusing silicone tapes used for cable-splicing insulation, wire harnessing, pipe and hose sealing, and mechanical protection;

· Thermally and electrically conductive silicone film adhesives for high reliability electronics.

2004 was a year of continuing innovation in products and processes for Silicone Technologies.  Several new products and technologies were added to the operation’s capabilities. As anticipated, the Primerless Thermabond® products increased significantly in 2004. A next generation thermally conductive, supported Thermabond® adhesive was developed and introduced to the market in 2004.  This new generation facilitates ease of handling in applications.

Other new products introduced in 2004 include higher service temperature and lower-cost UL Flexible Heater insulation materials, and a low-outgassing silicone material for sensitive applications such as military electronics and semiconductor markets.  Several very exciting opportunities continue in development for 2005 commercialization.

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

PHOTO - Digital is the most current technology for low volume print jobs and customized images.  Decals on this racing motorcycle were produced using Arlon’s high performance print media and an “eco” friendly printer.

PHOTO - Consumer marketing means capturing the attention and increasing the number of visual images before a potential customer.  Arlon’s digital imaging media means the advertiser can print directly on our vinyl and have it applied to a variety of surfaces – in this case a vehicle.  The lower cost of production allows for customization and frequent updates of the product promotion.

PHOTO - Panera is the latest in fast food, targeted to the business person on the go.  Much thought went into the design details to create the perfect atmosphere to attract the desired audience.  From the colors, to unique layout, using Arlon’s Signtech® Flexible substrate and screen printing beds, the store achieved it’s polished look.

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

PHOTO - We have all become familiar with the Chuck E Cheese line of stores.  Due to Arlon’s reputation of service and quality printing, we were able to capitalize on our past relationship with the company to produce the image update with the new red and purple awnings.

KASCO

Kasco Replacement Products and Services

Kasco is a leading provider of meat-room products and maintenance services for the meat and deli departments of supermarkets; for restaurants; for meat and fish processing plants; and for distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America.  These products and services include:

· Band saw blades for cutting meat and fish

· Chopper plates and knives for grinding meat

· Repair and maintenance service for food equipment in retail grocery and restaurant operations

· Electrical saws and cutting machines

· Seasoning products

· Other related butcher supply products

· Saw blades for cutting wood and metal

Kasco has manufacturing operations in St. Louis, Missouri; Matamoros, Mexico; Crumlin, Wales, United Kingdom; and Pansdorf, Germany. In addition, there are distribution facilities in Montreal, Canada and Paris, France.  Kasco operates under the name Kasco in the US and Mexico, Atlantic Service Co. in the UK and Canada, Biro France and EuroKasco in France, and Bertram & Graf in Germany.

Kasco has a significant distribution network that reaches over 20,000 retail grocery stores, restaurants, delis, equipment distributors, and processing plants in the US, Canada, Europe, Latin America and Asia.  Kasco’s distribution network is made up of corporate-direct salesmen, route salesmen, repair service technicians, and distributors who have in-depth knowledge of the local markets and the customer’s needs. Kasco’s distribution and service network delivers meat-room supplies, and repair and maintenance services, in a cost effective and rapid manner to our customer base.

PHOTO - Bandsaws

PHOTO - Plates & Knives

PHOTO – Kasco NA Repair

2004 was a year of solid growth in revenue, operating profits and cash flow for Kasco.  Major investments in facilities (Matamoros, Mexico) and manufacturing productivity projects during 2003 and 2004 improved Kasco’s cost structure, product quality and distribution capability.

Since 2000, the market environment for Kasco has been difficult due to market contraction through retail consolidation and the industry’s shift to “Case Ready” product offerings.  Kasco has responded by successfully diversifying into repair and maintenance services for the retail grocery industry, and by globally sourcing and effectively distributing high quality and competitively priced butcher supplies and equipment.  During 2005, Kasco will continue to diversify and expand its repair services business and butcher supplies distribution business. Kasco will expand meat band capacity in 2005 with investment in new Normac and Alo Teknik equipment at the Matamoros, Mexico plant.  Kasco will also make investments in new productivity projects during 2005, to further improve its cost position, product quality, and distribution capability.

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

Vice President Arlon, Inc. and

President Arlon Electronic Materials

2.

Lawrence C. Maingot

Controller

Bairnco Corporation

3.

Elmer G. Pruim

Vice President Arlon, Inc. and

President Arlon Coated Materials

4.

Larry D. Smith

Vice President Administration & Secretary

Bairnco Corporation

5.

Brian E. Turner

President

Kasco Corporation

FINANCIAL HISTORY

		2004	2003	2002	2001	2000
Summary of Operations ($ in thousands)
Net sales		$165,496	152,696	154,354	160,369	187,513
Gross profit		$47,884	42,871	44,991	46,535	60,556
Earnings before provision for litigation costs, interest and taxes (a)		$8,057	4,623	6,802	7,395	16,544
Provision for litigation costs		$--	--	4,000	6,200	1,000
Operating profit		$8,057	4,623	2,802	1,195	15,544
Interest expense, net		$566	768	1,005	2,486	3,481
Income (loss) before income taxes		$7,491	3,855	1,797	(1,291)	12,063
Provision (benefit) for income taxes		$2,372	1,206	436	(983)	3,830
Income (loss) from continuing operations		$5,119	2,649	1,361	(308)	8,233
Income from spun off subsidiary		$25,710	--	--	--	--
Net income (loss)		$30,829	2,649	1,361	(308)	8,233
Return from operations on:
Net sales	%	3.1	1.7	0.9	(0.2)	4.4
Average stockholders’ investment	%	7.7	5.0	2.7	(0.6)	15.9
Average capital employed	%	6.5	3.7	2.4	1.3	10.8

Yearend Position ($ in thousands)
Working capital		$38,220	32,573	23,850	25,801	34,926
Working capital as a % of sales	%	23.1	21.3	15.5	16.1	18.6
Plant and equipment, net		$34,429	36,476	37,468	42,602	47,341
Total assets		$118,781	118,229	115,584	118,255	135,769
Total debt		$1,924	31,833	27,747	33,584	46,190
Stockholders’ investment		$84,767	54,298	51,516	50,018	52,709
Capital employed		$86,691	86,131	79,263	83,602	98,899

Per Common Share Data
Basic Earnings (loss) per share from continuing operations		$0.70	0.36	0.19	(0.04)	1.09
Basic Earnings per share from spun off subsidiary		$3.49	--	--	--	--
Basic earnings (loss) per share		$4.19	0.36	0.19	(0.04)	1.09
Diluted Earnings (loss) per share from continuing operations		$0.68	0.36	0.19	(0.04)	1.09
Diluted Earnings per share from spun off subsidiary		$3.40	--	--	--	--
Diluted earnings (loss) per share		$4.07	0.36	0.19	(0.04)	1.09
Cash dividend		$0.21	0.20	0.20	0.20	0.20
Stockholders’ investment		$11.20	7.35	7.02	6.82	7.21
Market price:
High		$11.9000	7.1500	6.1000	8.4000	8.0000
Low		$6.0000	4.6500	4.6900	5.1500	6.0625

Other Data (in thousands)
Depreciation and amortization		$7,668	7,797	8,113	9,082	9,097
Capital expenditures		$5,996	5,664	3,811	3,081	6,388
Weighted average common shares outstanding		7,362	7,338	7,332	7,321	7,567
Weighted average diluted common shares outstanding		7,569	7,391	7,337	7,321	7,678

Current ratio		2.7	2.3	1.7	1.8	2.0
Number of registered common stockholders at yearend		944	992	1,066	1,148	1,246
Average number of employees		770	755	789	841	926
Sales per employee		$214,930	202,250	195,600	190,700	202,500

(a) Excludes impact of pre-tax provisions for litigation costs of $4.0 million in 2002, $6.2 million in 2001 and $1.0 million in 2000.

 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 19.

OVERVIEW

Results of operations for 2004 were in line with management’s expectations as the Corporation’s served markets showed signs of a recovery although growth rates were stronger in the first half of the year than the second.  Management continued to improve productivity while staying focused on the basic plan to maintain and improve the Corporation’s core competencies and continuing to invest in new products for future growth.  On an 8.4% increase in sales, operating profits increased 48.4% in 2004.

On April 9, 2004 the U.S. Court of Appeals for the Second Circuit affirmed the U.S. District Court's judgment dismissing, in its entirety, the Transactions Lawsuit against Bairnco and all the other defendants. On May 18, 2004 the U.S. Court of Appeals for the Second Circuit denied the plaintiffs' motion for rehearing, and it again affirmed the dismissal of the Transactions Lawsuit. Plaintiffs in the Transactions Lawsuit were the trustees of the Keene Creditors Trust (the “KCT”), a successor in interest to Keene Corporation (“Keene”), a former subsidiary of Bairnco.  In the Transactions Lawsuit, plaintiffs alleged that certain sales of businesses by Keene to other subsidiaries of Bairnco were fraudulent conveyances and otherwise in violation of state law, as well as the civil RICO statute, 18 U.S.C. Section 1964. Plaintiffs sought compensatory damages of $700 million, interest, punitive damages, and trebling of compensatory damages pursuant to civil RICO.

On September 10, 2004 Bairnco and the Keene Creditors Trust signed an agreement to settle the NOL Lawsuit. The NOL Lawsuit involved a dispute between Bairnco and the Trust over tax refunds that had been held in an escrow account since the mid-1990s. Under the agreement, Bairnco received $24,695,000. These tax refunds which had not previously been included in Bairnco's financial statements and which are not subject to any federal or state income tax, are included as income from spun off subsidiary in the accompanying consolidated financial statements. Consequently, Bairnco’s stockholders’ investment increased by $24,695,000. The funds were used to repay outstanding debt.

The primary consolidation of Arlon’s industrial engineered coated product’s businesses in the new facility in San Antonio, Texas, was substantially completed in 2004. For 2004, approximately $1.3 million of project consolidation and move expenses were incurred versus a 2004 plan of $1.0 million and actual expenses of $1.7 million in 2003. The increase over plan expenses was due to the decision to move an additional laminator from East Providence. Project expenses do not include labor inefficiencies or excess scrap incurred after the planned startup period. $1.0 million of capital expenditures were made in 2004 as per the plan.  In December 2004, Arlon’s East Providence, Rhode Island facility was sold for $2 million resulting in a pre-tax gain of $1.2 million.

On October 4th, 2004 Kasco’s 30 hourly union employees at its manufacturing and distribution facility located in St. Louis, Missouri went on strike. Management has continued operating the plant with replacement workers. Productivity returned to normal levels by the end of the fourth quarter.  Subsequent to year end, based on an economic analysis, the decision was made to move the remaining manufacturing operations in St. Louis to Kasco’s Mexican plant over the first six months of 2005. The expenses related to the move will be approximately $250,000 in each of the first and second quarters.

During the third quarter, Arlon Electronic Materials new fabrication center in Suzhou, China, became operational. The center inventories and converts laminates for our customers in China. In addition, plans have been approved to open a China manufacturing plant which is expected to be in production by the end of 2005. Capital expenditures for the new plant and equipment are expected to be $6 million. Organizational, startup and redundancy expenses are estimated to be $1.2 million with the majority of the expenses being incurred in the last half of the year. The plant is expected to be profitable in 2006.  The plant will produce specialty laminates for our customers worldwide.  The two laminate plants in the United States will continue to operate but with reduced volumes.

The Corporation has reached an agreement in principle with a group of banks to establish a three year unsecured credit facility for $25 million, including a $15 million revolving credit facility and a $10 million letter of credit facility. The new agreement will replace the Corporation’s current credit facility which was amended subsequent to year end to extend the expiration date for 60 days from February 22, 2005.

In 2004 the Corporation began the process of converting all its operations from BPCS software to PeopleSoft’s J.D. Edwards. The conversion is progressing one operation at time. The first conversion was done at year end 2004. The total conversion is targeted to be completed by the middle of 2006.

Effective January 1, 2002, the Internal Revenue Service (“IRS”) enacted the Extraterritorial Income Exclusion (“EIE”), a statutory exclusion from taxable income.  The income exclusion is calculated based on a percentage of foreign trade income and use of a non-US entity is not required to get the benefit of the exclusion. Effective January 1, 2005, the EIE will begin a phase-out which will be completed in 2007. For transactions during 2005 and 2006, the income exclusion will be 80% and 60% of the exclusion otherwise allowed, respectively.

On October 22, 2004, the American Jobs Creation Act of 2004 ("the Act") was signed into law.  The Act creates a temporary incentive for US multinationals to repatriate accumulated income earned outside the US at an effective tax rate of 5.25%.  On November 15, 2004, the Financial Accounting Standards Board (“FASB”) issued a proposed FASB staff position, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("FAS 109-b"). FAS 109-b would allow companies additional time to evaluate the effect of the Act on whether un-repatriated foreign earnings continue to qualify for Statement of Financial Accounting Standards 109's exception to recognizing deferred tax liabilities and would require explanatory disclosures from those who need the additional time. Through December 31, 2004, Bairnco has not provided deferred taxes on foreign earnings because such earnings were intended to be indefinitely reinvested outside the US. Whether Bairnco will ultimately take advantage of this provision depends on a number of factors, including reviewing future Congressional and Treasury guidance before a decision can be made.  Until that time, Bairnco will make no change in its current intention to indefinitely reinvest accumulated earnings (approximately $5.2 million) of its foreign subsidiaries.

RESULTS OF OPERATIONS

Fiscal 2004 Compared to Fiscal 2003

Sales for the year ended December 31, 2004 increased 8.4% to $165,496,000 from $152,696,000 in 2003. Arlon's Electronic Materials sales increased 15.1% and Arlon’s Coated Materials sales increased 4.7% as all of Arlon’s US served markets experienced growth with the improved economy. Kasco's sales increased 7.2% as compared to last year. Kasco’s North American sales were up 5.4% due to increased service and repair revenues. Kasco’s European operations’ sales were up 9.0% due to the positive currency translation effect of the weakened US dollar versus the British Pound and the Euro.

Gross profit increased 11.7% to $47,884,000 from $42,871,000 in 2003 due to the increased sales and improved efficiencies from higher production volumes. The gross profit margin as a percent of sales increased to 28.9% from 28.1%.

Excluding the gain on sale of facility of $1.2 million, selling and administrative expenses increased 7.3% to $41,023,000 from $38,248,000 in 2003 from increased sales. As a percent of sales, these selling and administrative expenses decreased to 24.8% in 2004 as compared to 25.0% in 2003.

Operating profit (refer to Footnote 9, Reportable Segment Data, to Consolidated Financial Statements) increased 48.4% to $6,861,000, excluding the 2004 gain on sale of facility, from $4,623,000 in 2003. Arlon’s Electronic Materials segment operating profit increased 51.0% to $6,656,000 from increased sales and improved efficiencies from higher production volumes. Arlon’s Coated Materials segment operating profit decreased 16.1% or $501,000, excluding the 2004 gain on sale of facility. The decrease was primarily related to the loss of approximately $500,000 incurred in having the East Providence plant operating for the first five months of 2004 and keeping it open until it was sold in December; expenses at the new industrial facility in San Antonio including recruiting, relocation and wages for research and development personnel, labor inefficiencies and excess scrap incurred after the planned startup period, and full year occupancy and other operating expenses; and a change in the sales mix as some of the higher margin industrial film sales were replaced with lower margin product sale. Kasco’s segment operating profit increased from $39,000 to $1,585,000 in 2004 from increased revenues and improved efficiencies and reduced costs from the capital investments in the Matamoros, Mexico facility. The increase in the Bairnco headquarters’ segment operating loss of $1,055,000 in 2004 was due to increased recruiting, relocation, wages, travel and equipment operating costs related to the JD Edwards implementation, higher bonuses from the improved operating results, and increased audit and general legal expenses.

Net interest expense decreased to $566,000 in 2004 as compared to $768,000 in 2003 due to the reduced outstanding borrowings.

Excluding the gain on sale of facility, income before income taxes in 2004 increased 63.3% to $6,295,000 as compared to $3,855,000 in 2003.

Income from continuing operations increased to $5,119,000 in 2004 which includes the after-tax gain on sale of facility of $790,000. Excluding the gain on sale of facility, income from continuing operations increased 63.4% to $4,329,000 as compared to $2,649,000 in 2003.  Diluted earnings per common share from continuing operations, which includes $0.10 from the gain on sale of facility, increased to $.68 from $.36 in 2003. No shares were repurchased on the open market during 2004.

The effective tax rate for 2004 was 31.7% as compared to 31.3% in 2003. Subsequent to yearend, a review of tax information on the settlement of the NOL Lawsuit resulted in a $1,015,000 tax receivable and related income which is included in income from spun off subsidiary in the accompanying Consolidated Statement of Income. Total income from spun off subsidiary was thus $25,710,000. Net income was $30,829,000 and diluted earnings per common share were $4.07 in 2004 reflecting the impact of the settlement of the NOL Lawsuit.

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

Gross profit decreased 4.7% to $42,871,000 from $44,991,000 in 2002 primarily due to lower sales and the $1,682,000 of consolidation and move expenses of Arlon’s new facility for its industrial engineered coated products businesses in San Antonio, Texas. The gross profit margin as a percent of sales decreased slightly to 28.1% from 29.1%.

During the fourth quarter of 2002, the Corporation booked a $4.0 million pre-tax provision for litigation in connection with the Transactions Lawsuit (refer to Note 10 to Consolidated Financial Statements) which reduced net income in 2002 by approximately $2,640,000, or $.36 per share.

Selling and administrative expenses decreased to $38,248,000 from $38,685,000, excluding the 2002 litigation provision of $4.0 million and the $496,000 gain on sale of Arlon’s Northbrook, Illinois facility. As a percent of sales, these selling and administrative expenses decreased slightly to 25.0% in 2003 as compared to 25.1% in 2002.

Operating profit was $4,623,000 in 2003, as compared to $2,802,000 in 2002. Arlon’s Electronic Materials segment operating profit was down 3.5% from 2002 on reduced sales. Arlon’s Coated Materials segment operating profit decreased $2,169,000 from 2002 on 3.2% reduced sales and the $1.7 million of consolidation and move expenses. Excluding the litigation provision and the gain on sale of facility in 2002 and the consolidation expenses in 2003, operating profit was $6,305,000 in 2003 as compared to $6,306,000 in 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's sources of liquidity include primarily cash generated from operations and amounts available under credit facilities. The Corporation believes that these sources are expected to be sufficient to fund Bairnco's anticipated cash requirements for working capital, capital expenditures, dividends, stock repurchases and other financial commitments in 2005.

At December 31, 2004, $1.9 million of total debt was outstanding compared to $31.8 million at the end of 2003.  The decrease in debt was due to the pay down of all domestic borrowings under the Corporation’s credit agreement (“Credit Agreement”) as a result of the $24.7 million settlement of the NOL lawsuit and strong cash generation from operations during the year. As of December 31, 2004, approximately $44.2 million was available for borrowing under the Corporation’s secured, reducing revolving credit agreement.  In addition, approximately $5.6 million was available under various short-term domestic and foreign uncommitted credit facilities. Debt as a percent of equity decreased to 2.3% at the end of 2004 from 58.6% at the end of 2003 as a result of the decreased borrowings and increased equity.

The Credit Agreement, which has an original expiration date of February 22, 2005, was amended subsequent to year end to extend the expiration date by 60 days. Also, subsequent to year end, the Corporation reached an agreement in principle with a group of banks to establish a new three year unsecured credit facility for $25 million, including a $15 million revolving credit facility and a $10 million letter of credit facility.

A summary of the Corporation's total contractual obligations and other commercial commitments as of December 31, 2004 is as follows:

	Payments Due by Period
Contractual Cash Obligations (in thousands)	Total	2005	2006	2007	2008	2009	After 2009

Short-term Lines of Credit	$ 1,030	$ 1,030	$ --	$ --	$ --	$ --	$ --
Note Payable	300	100	100	100	--	--	--
Other foreign loan facility	120	80	40	--	--	--	--
Long-term Debt:
Revolving Line of Credit	483	483	--	--	--	--	--
Operating Leases	11,464	2,885	2,607	2,403	1,441	731	1,397
Total Contractual Cash Obligations	$13,397	$ 4,578	$ 2,747	$ 2,503	$ 1,441	$ 731	$ 1,397

	Amount of Commitment Expiring per Period
Other Commercial Commitments (in thousands)	Total	2005	2006 & Thereafter

Standby Letters of Credit	$3,115	$3,115	$ --

At December 31, 2004, Bairnco had working capital of $38.2 million compared to $32.6 million at December 31, 2003.  The decreases in short term debt and current portion of long term debt were due to the pay down of all domestic borrowings under the credit agreement.  The increase in cash was due to positive cash flows from operations subsequent to the pay down of all domestic borrowings.  The increase in accounts receivable was due to increased sales during the fourth quarter of 2004 as compared to the fourth quarter of 2003. The increase in other current assets reflects the $1,015,000 tax receivable.

During 2002 the Corporation adopted a change in the measurement date of its US pension benefit plans from September 30 to November 30. This change had no significant effect on the 2002 or prior years’ pension expense or pension obligations. Management believes the change in measurement date is preferable as it facilitates and improves the year-end benefit cost planning. The decrease in the discount rate from 7.0% in 2002 to 6.25% in 2003 (refer to Note 8 to Consolidated Financial Statements) significantly increased the accumulated benefit obligation of the plans as of November 30, 2003. Thus, in the fourth quarter 2003, the Corporation made $3.2 million of contributions to the Bairnco Corporation Retirement Plan and the two hourly employee pension plans which resulted in these plans again being fully funded as compared to the accumulated benefit obligation of each of the plans. The Corporation made a similar $2.8 million contribution to the plans in 2002 as a result of the decline in the stock market over the previous two years which resulted in the fair value of plan assets declining by approximately $3.3 million from September 30, 2000 to November 30, 2002. During 2004, the discount rate decreased from 6.25% to 6.1% and management made the decision to contribute an additional $300,000 to the plans in the fourth quarter although they were fully funded as of November 30, 2004.

Bairnco’s expected long-term rate of return on plan assets is based on historical returns of its investment funds as adjusted to reflect expectations of future returns taking into consideration forecasts of long term expected inflation rates. Bairnco’s expected long-term rate of return was 8.5% in 2004 and 2003 and 9.0% in 2002. The impact of the reduction in 2003 was an increase in the 2003 pension expense of approximately $130,000. The additional contribution in 2003 coupled with the increased fair value of plan assets as of November 30, 2003 due to improved asset performance resulted in a reduction in pension expense in 2004 of $244,000, to $1.1 million. Pension expense in 2005 is expected to be approximately $1.0 million.

Bairnco made $5,996,000 of capital expenditures in 2004 as compared to plan of approximately $6.3 million. Capital expenditures were focused on equipment replacements, expenditures associated with the new facility for Arlon’s industrial coated products, and the acquisition of the Corporation’s new information systems software. Total capital expenditures planned for 2005 are approximately $12.0 million and depreciation is estimated to be approximately $7.5 million. These capital expenditures are associated with the construction of a new manufacturing facility in China for the Electronic Materials segment, along with ongoing cost reductions and necessary equipment replacements, and the continued implementation of new information systems software. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

Bairnco did not repurchase any shares of its common stock on the open market during 2004. The diluted average number of shares outstanding at December 31, 2004 was 7,569,000, a 2.4% increase from the 7,391,000 diluted average shares outstanding at December 31, 2003. Subsequent to year end, the Board authorized an additional $5,000,000 as available for management to continue its stock repurchase program in 2005 subject to market conditions and the capital requirements of the business.

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

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2005 and thereafter include many factors that are beyond the Corporation’s ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; disruptions in operations due to labor disputes; renegotiation of the Corporation’s Credit Agreement; changes in the pricing of the products of the Corporation or its competitors; the market demand and acceptance of the Corporation’s existing and new products; the impact of competitive products; the volatility of the electronics market; changes in the market for raw or packaging materials which could impact the Corporation’s manufacturing costs; changes in the product mix; the loss of a significant customer or supplier; production delays or inefficiencies; the impact of low cost competition from China; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the impact on production output and costs from the availability of energy sources and related pricing; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions; the costs and other effects of complying with environmental regulatory requirements; and losses due to natural disasters where the Corporation is self-insured.

While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation’s results of operations and financial condition, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of new information, future events or otherwise.

Litigation

On April 9, 2004 the U.S. Court of Appeals for the Second Circuit affirmed the U.S. District Court's judgment dismissing, in its entirety, the Transactions Lawsuit against Bairnco and all the other defendants. On May 18, 2004 the U.S. Court of Appeals for the Second Circuit denied the plaintiffs' motion for rehearing, and it again affirmed the dismissal of the Transactions Lawsuit. Plaintiffs in the Transactions Lawsuit were the trustees of the Keene Creditors Trust (the “KCT”), a successor in interest to Keene Corporation (“Keene”), a former subsidiary of Bairnco.  In the Transactions Lawsuit, plaintiffs alleged that certain sales of businesses by Keene to other subsidiaries of Bairnco were fraudulent conveyances and otherwise in violation of state law, as well as the civil RICO statute, 18 U.S.C. Section 1964. Plaintiffs sought compensatory damages of $700 million, interest, punitive damages, and trebling of compensatory damages pursuant to civil RICO.

On September 10, 2004 Bairnco and the KCT signed an agreement to settle the NOL Lawsuit. The NOL Lawsuit involved a dispute between Bairnco and the KCT over tax refunds that had been held in an escrow account since the mid-1990s. Under the agreement, Bairnco received $24,695,000. Along with the May 2004 affirmation by the U.S. Court of Appeals for the Second Circuit of the dismissal of the Transactions Lawsuit brought by the KCT against Bairnco, Bairnco's subsidiaries and others, the settlement of the NOL Lawsuit concludes more than a decade of litigation against Bairnco that arose out of transactions with its former subsidiary, Keene Corporation.

Bairnco Corporation and its subsidiaries are defendants in a number of other pending actions.  Management of Bairnco believes that the disposition of these other actions will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco and its subsidiaries as of December 31, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are made when circumstances warrant and are reflected in reported results of operations; if material, the effects of the changes in estimates are disclosed in the notes to the consolidated financial statements. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in the financial statements. The following is a summary of the Corporation’s more significant accounting policies and how they are applied in the preparation of the financial statements.

The valuation of our accounts receivable is reviewed on a monthly basis.  The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts.

The Corporation estimates losses for inventory shrinkage, and excess, slow move and obsolete inventory based on historical inventory shrink experience and on the aging of the inventory and the likelihood of recovering the inventory costs based on anticipated demand and selling price.

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

Accounting Developments

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised 2003), Employers Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106. The statement revised employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS 87, SFAS 88 and SFAS 106. The statement was adopted effective December 15, 2003 and the additional disclosures required by the statement about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans are included in Note 8 to Consolidated Financial Statements.

In November 2004, the FASB issued SFAS 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  The statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement will be adopted effective January 1, 2005 and its provisions applied prospectively. The adoption of this statement is not expected to have any impact on the Corporation’s financial position or results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payments. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, although earlier adoption is encouraged. The adoption of this statement is not expected to have a material impact on the Corporation’s financial position or results of operations.

Consolidation of Industrial Engineered Coating Product’s Businesses

For the fourth quarter 2004 approximately $98,000 of consolidation and move expenses were incurred plus $32,000 of capital expenditures were made in connection with the plan for the consolidation of its industrial engineered coated product’s businesses in a new leased facility in San Antonio, Texas. Total consolidation expenses for the year ended December 31, 2004 were approximately $1,310,000 plus $1,048,000 of capital expenditures in connection with the plan.  Expenditures related to the consolidation of the new facility were concluded in 2004.

Through December 31, 2004, total severance costs of $432,000 had been expensed since the first quarter of 2003, including $196,000 in 2004. The severance costs were charged to cost of sales in the consolidated statement of operations. Accrued severance costs at December 31, 2004 were $22,000.  A total of $410,000 in severance costs have been paid, including $381,000 in 2004.

Business Outlook

The outlook for 2005 is for improved sales and earnings for the year. However, the first quarter is expected to be substantially below last year’s unusually strong first quarter due to weak electronic and wireless markets, the Mexico move costs and an adverse mix change in a segment of the graphics market as compared to the first quarter last year. The “industrial” economy is assumed to experience moderate growth. Price increases should be sufficient to offset anticipated material cost increases. The ongoing cost improvement programs and the improved sales from new products and some improving markets should also contribute to improved results for 2005.

Interest rates and inflation are expected to increase. The weak dollar and the strong Euro are expected to help Bairnco’s competitive position in some domestic market niches and in most of its export markets excluding China.

2005 results will benefit from the absence of certain expenses that were incurred in 2004. The project costs of $1.3 million for the consolidation of the East Providence facility into San Antonio will not recur. The loss of approximately $500,000 incurred by having the East Providence plant operating for the first five months of 2004 and being open until it was sold in December will not recur. The start up inefficiencies and scrap at the San Antonio plant should be materially reduced.

2005 results will be reduced by two major projects. The organization and start up of the China facility and the attendant inefficiencies in the US plants are expected to be approximately $1.2 million most of which will be incurred in the second half of 2005. The costs of moving Kasco’s remaining manufacturing operations to the Mexico plant will be approximately $500,000 spread over the first half of 2005.

Even with the major capital expenditure program and the expected increased requirements for working capital due to anticipated sales increases, internal cash generation should substantially meet the Corporation’s requirements.

The program to comply with Section 404 of Sarbanes Oxley is underway and management expects to be in compliance with the regulations on a timely basis.

Management is not aware of any adverse trends that would materially affect the Company's financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risks relating to the Corporation's operations result primarily from changes in interest rates and changes in foreign currency exchange rates.

Impact of Interest Rates

The interest on the Corporation’s bank debt is floating and based on the prevailing market interest rates. For market rate based debt, interest rate changes generally do not affect the market value of the debt but do impact future interest expense and hence earnings and cash flows, assuming other factors remain unchanged. A theoretical one-percentage point change in market rates in effect on December 31, 2004 would change interest expense and hence change net income of the Corporation by approximately $13,000 per year.

The following table summarizes the principal cash outflows of the Corporation's financial instruments outstanding at December 31, 2004, categorized by type of instrument and by year of maturity. There have been no changes in market risk factors for the year ended December 31, 2004.

	2005	2006	2007	2008	Total	Fair Value
	(in thousands)
Short Term Debt	$1,030	$ --	$ --	$ --	$1,030	$1,030
Long Term Debt:
Revolving line of credit (3.3125% Interest Rate)	483	--	--	--	483	483
Note Payable	100	100	100	--	300	291
Foreign Loan Facility	80	40	--	--	120	120

Changes in the required discount rate used to value pension obligations had a significant impact on the Corporation’s cash outflows during 2003. The discount rate was reduced to 6.25% in 2003 from 7.0% in 2002 resulting in an increased benefit obligation and causing a $3.2 million contribution to be made to the pension plans in order to fully fund the plans at November 30, 2003 (measurement date). The discount rate was further reduced in 2004 to 6.1% however the plan remained fully funded. The Corporation contributed an additional $300,000. The Corporation remains exposed to the effect of changing discount rates and the differences between its actual investment results and the actuarial assumptions.

Impact of Foreign Currency Exchange Rates

The Corporation’s sales denominated in a currency other than U.S. dollars were approximately 19.1% of total sales for the year ended December 31, 2004.  Net assets maintained in a functional currency other than U.S. dollars at December 31, 2004 were approximately 11.2% of total net assets. The translation effect of changes in foreign currency exchange rates on the Corporation's revenues, earnings and net assets maintained in a functional currency other than U.S. dollars has not historically been significant.  At December 31, 2004, a 10% weaker U.S. dollar against the currencies of all foreign countries in which the Corporation had operations during 2004, would have resulted in an increase of revenues by $2.6 million, and an increase in operating profit by $188,000.  A 10% stronger U.S. dollar would have resulted in similar decreases to revenues and operating profit.

Section 303A.12(a) NYSE Disclosure Requirements

During 2004, the Company submitted to the NYSE an unqualified Section 12(a) CEO Certification dated April 23, 2004.

The Company also filed with the SEC the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as Exhibits 31.1 and 31.2 to the 2003 Annual Report on Form 10-K.

Quarterly Results of Operations (Unaudited)

(In thousands except market price and per share data)

	1st		2nd		3rd		4th		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Net Sales	$42,577	$39,972	$41,700	$38,294	$40,675	$37,295	$40,544	$37,135	$165,496	$152,696
Cost of sales	29,880	28,392	29,656	27,815	29,142	26,910	28,934	26,708	117,612	109,825
Gross Profit	12,697	11,580	12,044	10,479	11,533	10,385	11,610	10,427	47,884	42,871
Selling and
administrative expenses	10,564	10,093	10,109	9,463	10,156	9,325	8,998	9,367	39,827	38,248
Operating Profit	2,133	1,487	1,935	1,016	1,377	1,060	2,612	1,060	8,057	4,623
Interest expense, net	202	199	197	174	149	205	18	190	566	768
Income before income
taxes	1,931	1,288	1,738	842	1,228	855	2,594	870	7,491	3,855
Provision for income
taxes	676	399	608	261	368	265	720	281	2,372	1,206
Income from continuing
operations	1,255	889	1,130	581	860	590	1,874	589	5,119	2,649
Income from spun off Subsidiary	--	--	--	--	24,695	--	1,065	--	25,760	--
Net Income	$ 1,255	$ 889	$ 1,130	$ 581	$25,555	$ 590	$ 2,939	$ 589	$ 30,879	$ 2,649

Basic Earnings per share from Continuing Operations	$ 0.17	$ 0.12	$ 0.15	$ 0.08	$ 0.12	$ 0.08	$ 0.25	$ 0.08	$ 0.70	$ 0.36
Basic Earnings per share from Spun off Subsidiary	--	--	--	--	3.35	--	0.14	--	3.49	--
Basic Earnings per Share	$ 0.17	$ 0.12	$ 0.15	$ 0.08	$ 3.47	$ 0.08	$ 0.39	$ 0.08	$ 4.19	$ 0.36

Diluted Earnings per share from Continuing Operations	$ 0.17	$ 0.12	$ 0.15	$ 0.08	$ 0.11	$ 0.08	$ 0.24	$ 0.08	$ 0.68	$ 0.36
Diluted Earnings per share from Spun off Subsidiary	--	--	--	--	3.25	--	0.13	--	3.40	--
Diluted Earnings per Share	$ 0.17	$ 0.12	$ 0.15	$ 0.08	$ 3.37	$ 0.08	$ 0.38	$ 0.08	$ 4.07	$ 0.36

Diluted Average Common Shares Outstanding	7,431	7,336	7,515	7,366	7,587	7,411	7,660	7,436	7,569	7,391

Market Price:
High	$ 7.240	$ 5.340	$ 9.000	$ 6.450	$11.800	$ 7.090	$11.900	$ 7.150	$ 11.900	$ 7.150
Low	$ 6.000	$ 4.650	$ 7.110	$ 5.010	$ 7.840	$ 5.550	$10.760	$ 5.750	$ 6.000	$ 4.650

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bairnco Corporation:

We have audited the accompanying consolidated balance sheet of Bairnco Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2004, and the related consolidated statements of income, comprehensive income, stockholders’ investment and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Orlando, Florida

January 27, 2005

Report of Independent Registered Public Accounting Firm

To Bairnco Corporation:

We have audited the accompanying consolidated balance sheet of Bairnco Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2003, and the related consolidated statements of income, comprehensive income, stockholders' investment, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bairnco Corporation and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Tampa, Florida
January 29, 2004

 CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2004, 2003 and 2002

Bairnco Corporation and Subsidiaries

	2004	2003	2002
Net Sales	$ 165,496,000	$ 152,696,000	$ 154,354,000
Cost of sales	117,612,000	109,825,000	109,363,000
Gross Profit	47,884,000	42,871,000	44,991,000
Selling and administrative expenses	39,827,000	38,248,000	38,189,000
Provision for litigation costs	--	--	4,000,000
Operating Profit	8,057,000	4,623,000	2,802,000
Interest expense, net	566,000	768,000	1,005,000
Income before Income Taxes	7,491,000	3,855,000	1,797,000
Provision for income taxes	2,372,000	1,206,000	436,000
Income from continuing operations	5,119,000	2,649,000	1,361,000
Income from spun off subsidiary	25,710,000	--	--
Net Income	$ 30,829,000	$ 2,649,000	$ 1,361,000

Basic Earnings per share from continuing operations	$ 0.70	$ 0.36	$ 0.19
Basic Earnings per share from spun off subsidiary	$ 3.49	$ --	$ --
Basic Earnings per share of Common Stock	$ 4.19	$ 0.36	$ 0.19

Diluted Earnings per share from continuing operations	$ 0.68	$ 0.36	$ 0.19
Diluted Earnings per share from spun off subsidiary	$ 3.40	$ --	$ --
Diluted Earnings per share of Common Stock	$ 4.07	$ 0.36	$ 0.19

Dividends per Share of Common Stock	$ 0.21	$ 0.20	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2004, 2003 and 2002

Bairnco Corporation and Subsidiaries

	2004	2003	2002
Net Income	$ 30,829,000	$ 2,649,000	$ 1,361,000
Other comprehensive income (loss):
Currency translation adjustment	775,000	1,493,000	970,000
Minimum pension liability adjustment, net of $3,500 tax in 2004; $7,000 tax in 2003; $(342,000) tax in 2002	(6,000)	(13,000)	609,000
Comprehensive Income	$ 31,598,000	$ 4,129,000	$ 2,940,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

Bairnco Corporation and Subsidiaries

	2004	2003
Assets
Current Assets:
Cash and cash equivalents	$ 3,451,000	$ 796,000
Accounts receivable, less allowances of $1,546,000 and $1,358,000, respectively	24,912,000	23,511,000
Inventories:
Raw materials and supplies	9,326,000	5,402,000
Work in process	7,268,000	6,791,000
Finished goods	8,370,000	13,323,000
	24,964,000	25,516,000
Deferred income taxes	3,518,000	4,585,000
Other current assets	4,184,000	3,288,000
Total current assets	61,029,000	57,696,000
Plant and Equipment, at cost:
Land	1,462,000	1,555,000
Buildings and leasehold interests and improvements	17,595,000	18,321,000
Machinery and equipment	98,177,000	95,862,000
	117,234,000	115,738,000
Less – Accumulated depreciation and amortization	(82,805,000)	(79,262,000)
	34,429,000	36,476,000
Cost in Excess of Net Assets of Purchased Businesses	14,542,000	14,360,000
Other Assets	8,781,000	9,697,000
	$ 118,781,000	$ 118,229,000
Liabilities and Stockholders’ Investment
Current Liabilities:
Short-term debt	$ 1,030,000	$ 1,875,000
Current maturities of long-term debt	663,000	2,173,000
Accounts payable	10,601,000	10,159,000
Accrued expenses	10,515,000	10,916,000
Total current liabilities	22,809,000	25,123,000
Long-Term Debt	231,000	27,785,000
Deferred Income Taxes	9,741,000	10,017,000
Other Liabilities	1,233,000	1,006,000
Commitments and Contingencies (Notes 2, 6 and 10)

Stockholders’ Investment:
Preferred stock, par value $.01, 5,000,000 shares authorized, none issued	--	--
Common stock, par value $.01; authorized 30,000,000 shares; 11,562,682 and 11,512,474 shares issued, respectively; 7,524,813 and 7,474,605 shares outstanding, respectively	116,000	115,000
Paid-in capital	51,222,000	50,912,000
Retained earnings	64,984,000	35,729,000
Unamortized cost of restricted stock awards	(442,000)	(576,000)
Accumulated Other Comprehensive Income (Loss):
Currency translation adjustment	3,693,000	2,918,000
Minimum pension liability adjustment, net of $3,500 and $31,000 income tax, respectively	(61,000)	(55,000)
Treasury stock, at cost, 4,037,869 shares	(34,745,000)	(34,745,000)
Total stockholders’ investment	84,767,000	54,298,000
	$ 118,781,000	$ 118,229,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004, 2003 and 2002

Bairnco Corporation and Subsidiaries

	2004	2003	2002
Cash Flows from Operating Activities:
Net income	$ 30,829,000	$ 2,649,000	$ 1,361,000
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	7,668,000	7,797,000	8,113,000
(Gain) loss on disposal of plant and equipment	(1,094,000)	90,000	(400,000)
Deferred income taxes	779,000	1,047,000	3,094,000
Change in current operating assets and liabilities:
Accounts receivable, net	(1,044,000)	31,000	2,482,000
Inventories	921,000	166,000	1,239,000
Other current assets	(888,000)	528,000	(2,499,000)
Accounts payable	372,000	(16,000)	(1,140,000)
Accrued expenses	(684,000)	(4,539,000)	1,068,000
Other	1,104,000	(2,879,000)	(3,212,000)
Net cash provided by operating activities	37,963,000	4,874,000	10,106,000

Cash Flows from Investing Activities:
Capital expenditures	(5,996,000)	(5,664,000)	(3,811,000)
Payment for purchased businesses, net of cash acquired	(67,000)	(1,900,000)	(502,000)
Proceeds from sale of plant and equipment	1,715,000	87,000	1,469,000
Net cash (used in) investing activities	(4,348,000)	(7,477,000)	(2,844,000)

Cash Flows from Financing Activities:
Net increase (decrease) in short-term debt	(901,000)	529,000	(3,317,000)
Proceeds from long-term debt	4,500,000	19,952,000	11,000,000
Long-term debt repayments	(33,598,000)	(16,657,000)	(13,722,000)
Payment of dividends	(1,489,000)	(1,478,000)	(1,467,000)
Purchase of treasury stock	--	--	(9,000)
Exercise of stock options	311,000	38,000	34,000
Net cash (used in) provided by financing activities	(31,177,000)	2,384,000	(7,481,000)

Effect of foreign currency exchange rate changes on cash and cash equivalents	217,000	310,000	168,000
Net increase (decrease) in cash and cash equivalents	2,655,000	91,000	(51,000)
Cash and cash equivalents, beginning of year	796,000	705,000	756,000
Cash and cash equivalents, end of year	$ 3,451,000	$ 796,000	$ 705,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 662,000	$ 783,000	$ 1,045,000
Income taxes	$ 1,730,000	$ 480,000	$ 566,000
Non-cash financing activities:
Acquisition and subsequent re-issuance of common stock	$ --	$ --	$ 9,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 2004, 2003 and 2002

Bairnco Corporation and Subsidiaries

				Unamortized	Accumulated Comprehensive Income
				Cost of	Pension	Currency
	Common	Paid-in	Retained	Restricted	Liability	Translation	Treasury
	Stock	Capital	Earnings	Stock Awards	Adjustment	Adjustment	Stock

Balance, December 31, 2001	$114,000	$50,163,000	$34,673,000	$ --	$ (651,000)	$ 455,000	$(34,736,000)
Net income			1,361,000
Cash dividends ($.20 per share)			(1,467,000)
Issuance of 6,667 shares pursuant to exercise of stock options	--	34,000
Acquisition of treasury stock (1,496 shares at cost)							(9,000)
Currency translation adjustment						970,000
Pension liability adjustment, net of $(342,000) tax					609,000

Balance, December 31, 2002	$114,000	$50,197,000	$34,567,000	$ --	$ (42,000)	$1,425,000	$(34,745,000)
Net income			2,649,000
Cash dividends ($.20 per share)			(1,487,000)
Issuance of 7,666 shares pursuant to exercise of stock options	--	38,000
Issuance of restricted stock (133,000 shares)	1,000	677,000		(678,000)
Earned compensation				102,000
Currency translation adjustment						1,493,000
Pension liability adjustment, net of $7,000 tax					(13,000)

Balance, December 31, 2003	$115,000	$50,912,000	$35,729,000	$(576,000)	$(55,000)	$2,918,000	$(34,745,000)
Net income			30,829,000
Cash dividends ($.21 per share)			(1,574,000)
Issuance of 50,208 shares pursuant to exercise of stock options	1,000	310,000
Earned compensation				134,000
Currency translation adjustment						775,000
Pension liability adjustment, net of $3,500 tax					(6,000)

Balance, December 31, 2004	$116,000	$51,222,000	$64,984,000	$(442,000)	$(61,000)	$3,693,000	$(34,745,000)

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

Arlon’s products are based on a common technology in coating, laminating and dispersion chemistry. Arlon Electronic Materials’ principal products include high performance materials for the printed circuit board industry and silicone rubber-based insulation materials used in a broad range of industrial, military/aerospace, consumer and commercial markets. Arlon Coated Materials’ principal products include adhesive coated cast and calendered vinyl films, cast vinyl fabric, custom-engineered laminates, and coated and laminated films, foils, foams and papers used in a broad range of industrial, consumer and commercial products.

Kasco’s principal products include replacement band saw blades for cutting meat, fish, wood and metal, on-site maintenance services and seasonings for ready-to-cook foods for the retail food industry primarily in the meat and deli departments.  Kasco also distributes equipment to the food industry in Canada and France.

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Bairnco Corporation and its subsidiaries (“Bairnco” or the “Corporation”) after the elimination of all inter-company accounts and transactions.

Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Changes in estimates are made when circumstances warrant and are reflected in reported results of operations; if material, the effects of the changes in estimates are disclosed in the notes to the consolidated financial statements.

New accounting pronouncements:

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (“SFAS 151”).  SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement will be adopted effective January 1, 2005 and its provisions applied prospectively. The adoption of this statement is not expected to have any impact on the Corporation’s financial position or results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payments. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, although earlier adoption is encouraged. The Corporation has not yet determined what the impact on its financial position, results of operations or disclosures will be nor has it decided whether it will adopt the statement prior to its third quarter 2005.

Cash and cash equivalents:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with an original maturity of less than three months from date of purchase as cash and cash equivalents for the purposes of the consolidated financial statements. Of the $3,451,000 of cash and cash equivalents at December 31, 2004, $310,000 was denominated in Canadian dollars, $309,000 in British Pounds, and $173,000 in Euros. Of the $796,000 of cash and cash equivalents at December 31, 2003, $73,000 was denominated in Canadian dollars, $321,000 in British Pounds, and $136,000 in Euros.

Accounts receivable and related allowances:

Credit is extended to customers based on an evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts.  Accounts outstanding longer than the contractual payment terms are considered past due. The Corporation makes judgments as to the collectibility of accounts receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts which adjusts gross trade accounts receivable downward to its net realizable value. Trade receivables are recorded net of allowances of $1,546,000 and $1,358,000 at December 31, 2004 and 2003, respectively.  To determine the allowance for sales returns, management uses historical trends to estimate future period product returns. The allowance for doubtful accounts is based on an analysis of all receivables for possible impairment issues, and historical write-off percentages. The Corporation writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.  The Corporation does not generally charge interest on past due receivables.

Changes in the Corporation’s allowance for doubtful accounts are as follows:

	2004	2003
Balance, beginning of year	$ 1,358,000	$ 1,295,000
Bad debt expense	877,000	371,000
Accounts written-off	(713,000)	(308,000)
Recoveries	24,000	--
Balance, end of year	$ 1,546,000	$ 1,358,000

Inventories:

Inventories are stated at the lower of cost or market. Inventory costs include material, labor and manufacturing overhead related to the purchase and production of inventories. Inventories are stated principally on a first-in, first-out (“FIFO”) basis. The Corporation provides estimated inventory allowances for shrinkage, excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.

Plant and equipment:

The Corporation provides for depreciation and amortization of plant and equipment principally on a straight-line basis by charges to income in amounts estimated to allocate the cost of these assets over their useful lives.  Rates of depreciation and amortization vary among the several classifications as well as among the constituent items in each classification, but generally fall within the following ranges:

Years
Buildings and leasehold interests and improvements	5 - 40
Machinery and equipment	3 - 20

Depreciation and amortization expense of $7,629,000, $7,774,000 and $8,103,000 was recognized during 2004, 2003 and 2002, respectively.

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of income.  The Corporation disposed of approximately $3.2 million and $1.5 million of fully depreciated assets that were no longer in use during the years ended December 31, 2004 and 2003, respectively.

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

Cost in excess of net assets of purchased businesses and other intangibles:

Effective January 1, 2002, the Corporation adopted SFAS 142, Goodwill and Other Intangible Assets.  SFAS 142 provides for the non-amortization of goodwill. Goodwill is now subject to at least an annual assessment for impairment by applying a fair-value based test on January 1st of each year. Other intangible assets with finite lives will be amortized over their useful lives. Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test.  This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts.

The change in the carrying amount of cost in excess of net assets of purchased businesses (“goodwill”) for the years ended December 31, 2004 and 2003 is as follows:

	Arlon EM Segment	Arlon CM Segment	Kasco Segment	Total
Balance, December 31, 2002	$173,000	$6,208,000	$6,895,000	$13,276,000
Impact of contingent consideration earn-out (Note 2)	--	369,000	--	369,000
Impact of MOX-TapeÒ acquisition (Note 2)	472,000	--	--	472,000
Impact of exchange rate fluctuations on foreign goodwill	--	--	243,000	243,000
Balance, December 31, 2003	$645,000	$6,577,000	$7,138,000	$14,360,000
Impact of contingent consideration earn-out (Note 2)	--	67,000	--	67,000
Impact of exchange rate fluctuations on foreign goodwill	--	--	115,000	115,000
Balance, December 31, 2004	$645,000	$6,644,000	$7,253,000	$14,542,000

Other identifiable intangible assets, net of amortization, are included in other assets and totaled $140,000 and $190,000 at December 31, 2004 and 2003, respectively.  The $190,000 balance at December 31, 2003 includes an $11,000 intangible asset related to the pension liability adjustment. The remaining items are being amortized over their estimated lives, which generally range from three to ten years.  Amortization expense recognized was $39,000 during 2004, $23,000 during 2003 and $10,000 during 2002.

Impairment of long-lived assets:

Effective January 1, 2002, the Corporation adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supersedes SFAS 121 and requires that one accounting impairment model be used for long-lived assets to be held and used and to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 had no financial impact on the results of operations and financial position of the Corporation.

Revenue recognition:

Revenues are recognized when products are shipped or when services are rendered. Service revenues consist of repair and maintenance work performed on equipment used in the supermarket industry.

Shipping and handling costs:

Shipping and handling costs, such as freight to our customers' destinations, are included in selling and administrative expenses on the accompanying consolidated statements of operations. These costs, when included in the sales price charged to our customers, are recognized in net sales. Total shipping and handling costs included in selling and administrative expenses were approximately $3.5 million for the year ended December 31, 2004 and $3.2 million in the years ended December 31, 2003 and 2002.

Vendor Rebates:

The Corporation accounts for vendor volume rebates in accordance with the guidance of Emerging Issues Task Force (“EITF”) 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor. Vendor rebates or refunds of a specified amount of cash consideration that are payable only upon achieving a specified cumulative level of purchases, are accounted for as a reduction of cost of sales in the accompanying consolidated statements of operations.

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

Stock options:

The Corporation accounts for stock options under Accounting Principles Board Opinion No. 25 (“APB 25”), under which no compensation expense has been recognized (refer to Note 7 to Consolidated Financial Statements).  In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation, which was effective for years beginning after December 15, 1995.  SFAS 123 established financial accounting and reporting standards for stock-based employee compensation plans.  The statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their stock compensation plans.  However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB 25, but requires pro-forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance for SFAS 123 been adopted.

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

The Corporation adopted the disclosure provisions of SFAS 148 as of December 31, 2002. In preparing these disclosures, the Corporation determined the values using the Black Scholes model based on the following assumptions:

	For the Year Ended December 31,
	2004	2003	2002
Expected Life	5.0 years	6.8 years	5.5 years
Volatility	27.8%	27.5%	27.9%
Risk-free interest rate	4.5%	4.5%	4.5%
Dividend yield	2.34%	3.32%	3.31%

Had SFAS 123 been implemented, the Corporation’s net income and earnings per share would have been reduced to the amounts indicated below:

	2004	2003	2002
Net income (in thousands):
As reported	$ 30,829	$ 2,649	$ 1,361
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(39)	(48)	(47)
Pro forma	$ 30,790	$ 2,601	$ 1,314
Basic earnings per share:
As reported	$ 4.19	$ 0.36	$ 0.19
Pro forma	$ 4.18	$ 0.35	$ 0.18
Diluted earnings per share:
As reported	$ 4.07	$ 0.36	$ 0.19
Pro forma	$ 4.07	$ 0.35	$ 0.18

Restricted Stock Award Program:

During the second quarter 2003, the Compensation Committee of the Board of Directors (the “Committee”), approved a restricted stock award program under the Bairnco Corporation 2000 Stock Incentive Plan. The program provides long-term incentive rewards to key members of the senior management team to further ensure their retention as employees and the linkage of their performance to the long-term performance of the Corporation. Under this new program, the Committee granted 133,000 shares of restricted stock to officers and three key senior management members during the second quarter of 2003. Under the terms of the restricted stock agreements, each employee must remain employed by the Corporation for a period of 5 years from the date of grant in order for the restricted stock to vest and the restrictions to be lifted. If employment is terminated prior to vesting for any reason other than death, disability or retirement, all restricted stock shall be forfeited immediately and returned to the Corporation.  In the event of a change in control, shares outstanding under the program would vest immediately.

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

Accounting for derivatives:

The Corporation’s French Kasco operation had forward exchange rate contracts used to cover trade payable needs for forecasted US and UK purchases in 2003 and 2002.  The Corporation recognized $191,000 in exchange rate losses on open forward exchange rate contracts as of December 31, 2003 and $80,000 in exchange rate losses on open forward exchange rate contracts as of December 31, 2002. There were no open positions as of December 31, 2004.

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

(2) Acquisitions

On January 10, 2001, Bairnco purchased selected net assets (“Viscor”) of Viscor, Inc.  The terms of Viscor's asset purchase agreement provide for additional consideration to be paid by Bairnco if Viscor's results of operations exceed certain targeted levels. Such additional consideration is paid semi-annually in cash and is recorded when earned, by the achievement of certain targeted levels for the preceding six month period, as additional goodwill. The maximum amount of contingent consideration is approximately $4.5 million payable over the 5-year period ended December 31, 2005.  The Corporation recorded an additional $67,000 in Cost in Excess as additional purchase price for the year ended December 31, 2004. The cumulative additional consideration recorded as goodwill is approximately $1.0 million through December 31, 2004.

On May 23, 2003, Bairnco purchased the MOX-TapeÒ brand of products, including inventory and related equipment, from Flexfab Horizons International, Inc., (“Flexfab”) of Hastings, Michigan.  MOX-TapeÒ products consist of un-reinforced and reinforced silicone, self-fusing tapes used in a broad range of applications and markets, including high temperature electrical and mechanical insulation for the military, aerospace, automotive, utility and power generation markets. The business has been moved to Arlon’s Bear, Delaware plant.  The acquisition has been accounted for under the purchase method of accounting and was financed through available borrowings under Bairnco’s line of credit and a $400,000, non-interest bearing note payable to Flexfab, payable in $100,000 installments over four years.  The note was recorded at a discount, based on average borrowing rates for the Corporation at the time of acquisition. The purchase price was allocated to the assets acquired based on the fair market value of the assets at the date of acquisition.  The purchase price exceeded the fair value of net assets acquired by approximately $0.5 million.  Pro forma earnings for the year ended December 31, 2003 including the MOX-TapeÒ product line were not material to the Corporation.

(3)

Earnings per Share

The Corporation computes earnings per share (“EPS”) under SFAS 128, Earnings Per Share.  The following disclosures comply with the requirements of SFAS 128.

	2004	2003	2002
Basic Earnings per Common Share:

Net Income	$ 30,829,000	$ 2,649,000	$ 1,361,000
Average common shares outstanding	7,362,000	7,338,000	7,332,000
Basic Earnings Per Common Share	$ 4.19	$ 0.36	$ 0.19

Diluted Earnings per Common Share:

Net Income	$ 30,829,000	$ 2,649,000	$ 1,361,000

Average common shares outstanding	7,362,000	7,338,000	7,332,000
Dilutive effect of restricted stock	64,000	32,000	--
Common shares issuable in respect to options issued to employees with a dilutive effect	143,000	21,000	5,000
Total diluted common shares outstanding	7,569,000	7,391,000	7,337,000

Diluted Earnings Per Common Share	$ 4.07	$ 0.36	$ 0.19

Basic earnings per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year.  Diluted earnings per common share include the effect of all dilutive stock options and restricted stock shares.

(4)

Income Taxes

The components of income before income taxes and the provision (benefit) for domestic and foreign income taxes are as follows:

	2004	2003	2002
Income before Income Taxes:
Domestic (excluding income from spun off subsidiary)	$5,616,000	$ 3,001,000	$ 371,000
Foreign	1,875,000	854,000	1,426,000
Total Income before Income Taxes	$7,491,000	$ 3,855,000	$ 1,797,000

Provision (Benefit) for Income Taxes:
Domestic:
Currently payable	$1,168,000	$ (240,000)	$ (1,814,000)
Deferred	776,000	1,044,000	1,774,000
Foreign:
Currently payable	408,000	355,000	477,000
Deferred	20,000	47,000	(1,000)
Total Provision for Income Taxes	$2,372,000	$ 1,206,000	$ 436,000

Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

	2004	2003
Current Deferred Tax Items:
Accrued expenses - litigation provision	$ 24,000	$ 407,000
Accrued expenses – other	1,206,000	1,437,000
Inventories	1,066,000	1,080,000
Receivables	1,222,000	1,661,000
Net Current Deferred Tax Asset	3,518,000	4,585,000

Non-Current Deferred Tax Items:
Fixed assets	(6,516,000)	(6,594,000)
Pensions	(2,650,000)	(2,911,000)
Intangible assets	(20,000)	41,000
Other	(555,000)	(553,000)
Net Non-Current Deferred Tax Liability	(9,741,000)	(10,017,000)

Net Deferred Tax Liability	$ (6,223,000)	$ (5,432,000)

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences.  As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

In 2004, 2003 and 2002 the Corporation's effective tax rates were 31.7%, 31.3% and 24.3%, respectively, of income before income taxes.  An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

	2004	2003	2002
Computed income taxes at statutory rate	$ 2,547,000	$ 1,311,000	$ 611,000
State and local taxes, net of federal tax benefit	52,000	67,000	86,000
Dividend income	636,000	65,000	--
Foreign income taxed at different rates	(210,000)	112,000	(9,000)
Tax credits	(636,000)	--	--
Benefit of Extraterritorial Income Exclusion	(416,000)	(335,000)	(299,000)
Meals and entertainment	58,000	67,000	95,000
Other, net	341,000	(81,000)	(48,000)
Provision for income taxes	$ 2,372,000	$ 1,206,000	$ 436,000

The rate reconciling item of $636,000 for tax credits is an estimate of the amount of foreign tax credit that will be available to offset the US tax on deemed foreign dividend income.  For 2004, Kasco Corporation will report approximately $1,871,000 of deemed dividend income from foreign subsidiaries.  The amount of foreign tax credit allowed to offset the US tax imposed on these deemed dividends is limited to the amount of total US tax multiplied by the proportion of foreign dividends to total worldwide income.

Effective January 1, 2002, the Internal Revenue Service (“IRS”) eliminated all tax benefits associated with Foreign Sales Corporations, and the Bairnco FSC dissolved accordingly.  As a replacement tax benefit for exporters, the IRS enacted the Extraterritorial Income Exclusion, a statutory exclusion from taxable income. The income exclusion is calculated based on a percentage of foreign trade income, and use of a non-US entity is not required to get the benefit of the exclusion. Effective January 1, 2005, the Extraterritorial Income Exclusion will begin a phase-out which will be completed in 2007.  For transactions during 2005 and 2006, the income exclusion will be 80% and 60% of the exclusion otherwise allowed, respectively.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Act") was signed into law.  The Act creates a temporary incentive for US multinationals to repatriate accumulated income earned outside the US at an effective tax rate of 5.25%.  On November 15, 2004, the FASB issued a proposed FASB staff position, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("FAS 109-b"). FAS 109-b would allow companies additional time to evaluate the effect of the Act on whether un-repatriated foreign earnings continue to qualify for SFAS 109's exception to recognizing deferred tax liabilities and would require explanatory disclosures from those who need the additional time.  Through December 31, 2004, Bairnco has not provided deferred taxes on foreign earnings because such earnings were intended to be indefinitely reinvested outside the US. Whether Bairnco will ultimately take advantage of this provision depends on a number of factors, including reviewing future Congressional and Treasury guidance before a decision can be made.  Until that time, Bairnco will make no change in its current intention to indefinitely reinvest accumulated earnings (approximately $5.2 million) of its foreign subsidiaries.

The consolidated income tax returns for the years ending December 31, 1997 and December 31, 2002 are currently under audit by the Internal Revenue Service.  The audit is expected to be completed in the second quarter of 2005.  When this audit is complete, the tax return for the year ending December 31, 2003 will be Bairnco’s only remaining unexamined tax return filed in an open year.

(5)

Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2004 and 2003, respectively:

	2004	2003

Salaries and wages	$ 2,404,000	$ 1,768,000
Income taxes	624,000	241,000
Insurance	2,709,000	2,903,000
Litigation	108,000	1,243,000
Other accrued expenses	4,670,000	4,761,000
Total accrued expenses	$10,515,000	$10,916,000

(6)

Debt and Lease Commitments

Long-term debt consisted of the following as of December 31, 2004 and 2003, respectively:

	2004	2003

Revolving credit notes	$483,000	$27,392,000
Term loan	--	2,000,000
Credit Agreement borrowings	483,000	29,392,000
Non-interest bearing note payable (Note 2)	291,000	382,000
Other foreign loan facility	120,000	184,000
	894,000	29,958,000
Less: Current Maturities	663,000	2,173,000
Total	$231,000	$27,785,000

The Corporation has a credit agreement (“Credit Agreement”) with a consortium of four banks led by Bank of America, N.A., and including SunTrust Bank, Wachovia Securities, and M&T Bank. The Credit Agreement, which has an original expiration date of February 22, 2005, provides a secured, reducing revolving credit facility for a maximum loan commitment at December 31, 2004 of $44.7 million and a letter of credit facility of $9 million, although the letter of credit facility may be decreased to $5 million or increased to $15 million with a corresponding change in the revolving credit facility.

Subsequent to year end, the Corporation reached an agreement in principle with a group of banks to establish a three year unsecured credit facility (the “Credit Facility”) for $25 million, including a $15 million revolving credit facility and a $10 million letter of credit facility. The Credit Facility will replace the Credit Agreement which was amended subsequent to year end to extend the expiration date for 60 days from February 22, 2005.

At December 31, 2004, $483,000 of revolving credit notes were outstanding and payable in 2005, all representing foreign borrowings.  In addition, approximately $3.1 million of irrevocable standby letters of credit were outstanding under the Credit Agreement, which are not reflected in the accompanying consolidated financial statements. $2.7 million of the letters of credit guarantee various insurance activities.  An outstanding $0.4 million letter of credit guarantees a short-term operating credit line for the China fabrication center. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on revolving credit notes outstanding at December 31, 2004, were 3.3125%. A commitment fee is paid on the unused portion of the total credit facility. As of December 31, 2004, approximately $44.2 million was available for borrowing under the Credit Agreement.

Substantially all of the assets of the Corporation are pledged as collateral under the Credit Agreement.

The Credit Agreement contains covenants, which require the Corporation to meet minimum interest coverage ratios, and which limit the ratio of total debt to capital employed as defined in the Credit Agreement. In addition, minimum levels of stockholders' investment must be maintained.  At December 31, 2004, the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has other short-term debt outstanding at rates of 2.9% to 3.5% due in 2005.  This short-term debt consists of lines of credit with domestic and foreign financial institutions to meet short-term working capital needs. Outstanding foreign short-term borrowings totaled $1,030,000 and $724,000 at December 31, 2004 and 2003, respectively. Of the $1,030,000 payable at December 31, 2004, $154,000 is payable in Chinese Renminbis and $876,000 is payable in Euros.

The annual maturity requirements for long-term debt due after December 31, 2005, are summarized as follows:

Year Ended December 31,
2006	$140,000
2007	91,000
Total Long-term Debt	$231,000

Leases:

The Corporation leases certain property and equipment under various operating lease arrangements that expire over the next 9 years.  Future minimum lease payments under scheduled operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year Ended December 31,
2005	$ 2,885,000
2006	2,607,000
2007	2,403,000
2008	1,441,000
2009	731,000
2010 and thereafter	1,397,000
Total minimum payments	$11,464,000

Rent expense for all operating leases amounted to approximately $3.2 million, $3.1 million and $2.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(7)

Stock Options

The Corporation has a stock incentive plan which was established in 1990 (“1990 Plan”) and expired in 2000. The expiration of the 1990 Plan had no effect on any stock options then outstanding.  On April 21, 2000, the shareholders of the Corporation approved the Bairnco 2000 Stock Incentive Plan (“2000 Plan”). The 2000 Plan permits the grant of options to purchase not more than 750,000 shares of common stock. The 2000 Plan provides for the grant of non-qualified options and options qualifying as incentive stock options under the Internal Revenue Code to officers and other key executive and management employees, and to each outside Director of the Corporation at an option price equal to the fair market value on the date of grant.  Non-qualified stock options may also be granted at book value. The term of each option may not exceed 10 years from the date the option becomes exercisable (or, in the case of an incentive stock option, 10 years from the date of grant).

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 166,667 shares of common stock at option prices equal to the fair market value on the date of grant.  Half of these performance options became exercisable as a result of the Corporation’s earnings performance in 1995. The remaining half became fully exercisable on May 31, 2000. These options remain exercisable for ten years from the date they first became exercisable.

Changes in the stock options granted under the 1990 Plan during 2004, 2003 and 2002 were as follows:

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	324,160	$6.27	440,216	$6.22	484,858	$6.25
Exercised	(39,058)	6.19	(7,666)	5.03	(6,667)	5.03
Canceled	(13,858)	6.91	(108,390)	6.14	(37,975)	6.79
Outstanding at End of year	271,244	$6.25	324,160	$6.27	440,216	$6.22

Exercisable at End of year	271,244	$6.25	322,460	$6.27	423,283	$6.21

No shares were available for grants under the 1990 Plan as of December 31, 2004, 2003 and 2002. The weighted average remaining life of the 271,244 options outstanding at December 31, 2004 was 4.0 years.

Changes in the stock options granted under the 2000 Plan during 2004, 2003 and 2002 were as follows:

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of year	162,400	$5.57	80,500	$6.22	51,100	$6.80
Granted	20,250	8.79	89,050	5.05	35,200	5.40
Exercised	(11,150)	6.10	--	--	--	--
Canceled	(1,475)	5.53	(7,150)	6.38	(5,800)	6.35
Outstanding at End of year	170,025	$5.92	162,400	$5.57	80,500	$6.22

Exercisable at End of year	68,607	$5.94	34,280	$6.56	17,094	$6.98

At December 31, 2004, 2003 and 2002, 568,825, 587,600 and 669,500 shares, respectively, were available for option grants under the 2000 Plan.  The weighted-average remaining life of the 170,025 options outstanding at December 31, 2004 was 10.0 years.

As of December 31, 2004, outstanding options have the following ranges of exercise prices and weighted average remaining lives:

	Ranges of Exercise Prices
	$3.38 to $5.55	$5.71 to $7.88	$8.47 to $11.00	All Ranges
Outstanding stock options:
Number of options	132,784	280,235	28,250	441,269
Weighted average exercise price	$5.09	$6.25	$9.79	$6.12
Weighted average remaining life	9.3 years	4.7 years	9.0 years	6.3 years
Exercisable stock options:
Number of options	56,441	270,410	13,000	339,851
Weighted average exercise price	$5.05	$6.24	$10.09	$6.19
Weighted average remaining life	7.1 years	4.4 years	5.5 years	4.9 years

There were no charges to income in connection with stock option grants or exercises during 2004, 2003 and 2002.

(8)

Pension Plans

The Corporation has several pension plans which cover substantially all of its employees.  The benefits paid under these plans generally are based on employees' years of service and compensation during the last years of employment.  Annual contributions made to the US plans are determined in compliance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) using a different actuarial cost method and actuarial assumptions than are used for determining pension expense for financial reporting purposes.  Plan assets consist primarily of publicly traded equity and debt securities.  The Corporation maintains an unfunded supplemental plan in the United States of America to provide retirement benefits in excess of levels provided under the Corporation's other plans.

The Corporation’s Canadian subsidiary provides retirement benefits for its employees through a defined contribution plan. The plan was converted from a defined benefit plan in 1993 and, upon conversion a surplus was generated that is maintained in a separate holding account to fund the employer portion of contributions. As of December 31, 2004 and 2003, the plan had approximately $1.9 million and $1.7 million, respectively, in the holding account. The employer portion of contributions for 2004 and 2003 was approximately $55,000 and $46,000, respectively.  The Corporation's European subsidiaries provide retirement benefits for employees consistent with local practices. The foreign plans are not significant in the aggregate and therefore are not included in the following disclosures.

During 2002 the Corporation adopted a change in the measurement date of its US pension benefit plans from September 30 to November 30. Information presented in the tables below reflects a measurement date of November 30. This change had no significant effect on the 2002 or prior years’ pension expense or pension obligations. Management believes this change in measurement date is preferable as it facilitates and improves the year-end benefit cost planning.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with plan assets in excess of accumulated benefit obligations were $40,673,000, $37,944,000 and $38,973,000, respectively, at November 30, 2004, and $38,039,000, $35,654,000 and $36,000,000, respectively, at November 30, 2003.  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $631,000, $631,000 and $0, respectively, at November 30, 2004, and $599,000, $599,000 and $0, respectively, at November 30, 2003.

The following table describes the funded status of US pension plans:

	2004	2003
Change in Benefit Obligation:
Benefit obligation at November 30, 2003 and 2002, respectively	$ 38,638,000	$ 33,997,000
Service cost	1,007,000	866,000
Interest cost	2,384,000	2,321,000
Actuarial loss	1,373,000	3,471,000
Benefits paid	(2,098,000)	(2,017,000)
Benefit obligation at November 30, 2004 and 2003, respectively	41,304,000	38,638,000

Change in Plan Assets:
Fair value of plan assets at November 30, 2003 and 2002, respectively	36,000,000	31,462,000
Actual return on plan assets	4,740,000	3,334,000
Employer contributions	310,000	3,200,000
Benefits paid	(2,077,000)	(1,996,000)
Fair value of plan assets at November 30, 2004 and 2003, respectively	38,973,000	36,000,000

Funded status	(2,331,000)	(2,638,000)
Unrecognized net transition obligation	3,000	34,000
Unrecognized prior service cost	267,000	305,000
Unrecognized net actuarial loss	9,944,000	10,971,000
Prepaid pension costs at November 30, 2004 and 2003, respectively	7,883,000	8,672,000
December accruals	(92,000)	(112,000)
December contributions	2,000	2,000
Prepaid pension costs at yearend	$ 7,793,000	$ 8,562,000

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US salaried employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2004	2003	2004	2003
Discount Rate	6.25%	7.0%	6.1%	6.25%
Salary Increase	3.5%	3.5%	3.5%	3.5%
Long-term Rate of Return	8.5%	8.5%	(Not applicable)	(Not applicable)

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US hourly employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2004	2003	2004	2003
Discount Rate	6.25%	7.0%	6.1%	6.25%
Salary Increase	(Not applicable)	(Not applicable)	(Not applicable)	(Not applicable)
Long-term Rate of Return	8.5%	8.5%	(Not applicable)	(Not applicable)

Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

	2004	2003

Prepaid benefit cost	$8,418,000	$9,174,000
Accrued benefit liability	(631,000)	(599,000)
Intangible asset	--	11,000
Accumulated other comprehensive income	96,000	86,000
Net amount recognized at November 30	7,883,000	8,672,000
December accruals	(92,000)	(112,000)
December contributions	2,000	2,000
Net amount recognized at December 31	$7,793,000	$8,562,000

Net periodic pension cost for the US plans included the following for the years ended December 31:

	2004	2003	2002

Service cost-benefits earned during the year	$ 1,020,000	$ 863,000	$ 899,000
Interest cost on projected benefit obligation	2,389,000	2,325,000	2,276,000
Expected return on plan assets	(3,056,000)	(2,555,000)	(2,848,000)
Amortization of net obligation at date of transition	32,000	32,000	32,000
Amortization of prior service cost	49,000	49,000	49,000
Amortization of accumulated losses	666,000	630,000	43,000
Net periodic pension cost	$ 1,100,000	$ 1,344,000	$ 451,000

The major categories of plan assets as of November 30, 2004 and 2003 were as follows:

	2004		2003
Major Categories	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets
Equity funds	$ 27,216,000	69.8%	$ 21,713,000	60.3%
Fixed income funds	11,096,000	28.5%	10,721,000	29.8%
Cash and cash equivalents	661,000	1.7%	3,566,000	9.9%
Total	$ 38,973,000		$ 36,000,000

Assuming no additional adverse changes in the discount rate used for measuring the benefit obligation and assuming the rate of return on assets equals or exceeds the actuarial assumption, then the Corporation is expected to contribute to the US plans in 2005 an amount not to exceed its expected pension expense of $1.0 million.

Expected benefit payments for each of the next five years and for years six through ten are as follows:

Fiscal Year	Amount
2005	$2,155,000
2006	$2,235,000
2007	$2,297,000
2008	$2,417,000
2009	$2,515,000
2010 through 2014	$14,094,000

Investment Policy:

All investments will be made solely in the interest of the plan participants and their beneficiaries in order to provide prudent growth over time consistent with preservation of principal while providing liquidity so that benefits may be paid. Plan investments will be done through investment managers, as appointed by the Investment Committee, and be diversified so as to minimize the risk of large losses.  All actions by investment managers shall be made in accordance with the fiduciary standards established by ERISA, as amended, and other applicable laws and regulations.

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

Investments or activities strictly prohibited include short sales, margin purchases or any form of stock borrowing, privately placed or non-marketable securities, restricted securities, common stocks not listed on the New York, American or NASDAQ Stock Exchanges, derivative investments, investments in excess of 6% of the specific fund’s assets when the indication of ownership is outside the jurisdiction of the District Courts of the United States, investments of more than 10% of the specific fund’s assets in securities of any one issuer, except for US Government obligations, and investments in equities in any single industry in excess of 20% (at cost) of total plan assets.

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

Financial information about the Corporation’s operating segments for the years ended December 31, 2004, 2003 and 2002 is as follows:

		Operating			Capital	Depreciation/
	Net Sales	Profit (Loss)		Assets	Expenditures	Amortization

2004
Arlon EM	$ 51,274,000	$ 6,656,000		$ 24,283,000	$ 1,403,000	$ 2,412,000
Arlon CM	71,752,000	3,798,000		46,262,000	2,467,000	2,567,000
Kasco	42,470,000	1,585,000		30,290,000	1,258,000	2,610,000
Headquarters	--	(3,982,000)		17,946,000	868,000	79,000
Total	$165,496,000	$ 8,057,000		$118,781,000	$ 5,996,000	$ 7,668,000

2003
Arlon EM	$ 44,540,000	$ 4,408,000		$ 24,424,000	$ 507,000	$ 2,437,000
Arlon CM	68,521,000	3,103,000		47,875,000	3,405,000	2,509,000
Kasco	39,635,000	39,000		29,838,000	1,690,000	2,719,000
Headquarters	--	(2,927,000)		16,092,000	62,000	132,000
Total	$152,696,000	$ 4,623,000		$118,229,000	$ 5,664,000	$ 7,797,000

2002
Arlon EM	$ 47,109,000	$ 4,566,000		$ 25,069,000	$ 1,032,000	$ 2,617,000
Arlon CM	70,820,000	5,272,000		47,025,000	1,573,000	2,717,000
Kasco	36,425,000	127,000		28,500,000	1,168,000	2,684,000
Headquarters	--	(7,163,000)	(a)	14,990,000	38,000	95,000
Total	$154,354,000	$ 2,802,000		$115,584,000	$ 3,811,000	$ 8,113,000

(a) Includes impact of $4.0 million pre-tax provision for litigation costs

The Corporation has operations in Canada and several European countries. Information about the Corporation’s operations by geographical area for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Sales to External Customers	Long-lived Segment Assets
2004
United States	$139,148,000	$53,482,000
France	14,544,000	395,000
Other Foreign	11,804,000	3,875,000

2003
United States	$128,231,000	$56,159,000
France	13,456,000	430,000
Other Foreign	11,009,000	3,944,000

2002
United States	$132,628,000	$54,660,000
France	12,052,000	257,000
Other Foreign	9,674,000	3,659,000

 (10)

Contingencies

During the third quarter 2004, Bairnco obtained final resolutions of three long-pending lawsuits.

In one of these lawsuits (the “Transactions Lawsuit”),  trustees representing asbestos claimants brought claims of over $700 million against Bairnco, its subsidiaries, and other defendants. A judgment in favor of the defendants was affirmed in May 2004 by the U.S. Court of Appeals for the Second Circuit. Plaintiffs’ time to seek review by the United States Supreme Court of the Court of Appeals’ decision expired in August 2004.

A second lawsuit by these trustees against Bairnco (the “NOL Lawsuit”), involving a dispute over federal income tax refunds that had been held in escrow since the 1990s, was settled in September 2004. Pursuant to a settlement agreement dated September 10, 2004, Bairnco received $24,695,000 (about 70 percent of the escrowed funds), and the NOL Lawsuit was dismissed with prejudice. Subsequent to yearend, a review of tax information on the settlement of the NOL Lawsuit resulted in a $1,015,000 tax receivable and related income which, along with the $24,695,000 settlement, is included in Income from Spun off Subsidiary in the accompanying Consolidated Statements of Income.

The final resolution of the Transactions Lawsuit in favor of Bairnco resulted in the final resolution of a third lawsuit brought by these trustees (the “Properties Lawsuit”), involving a dispute over the title to certain real and personal property. In 2001, when the Properties Lawsuit was dismissed, without prejudice, against Bairnco and its Arlon subsidiary, the parties agreed that this dispute would be determined in accordance with the final resolution of the Transactions Lawsuit.

Bairnco Corporation and its subsidiaries are defendants in a number of other pending actions.  Management of Bairnco believes that the disposition of these other actions will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco and its subsidiaries as of December 31, 2004.

CORPORATE INFORMATION

Corporate Office

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

(407) 875-2222

www.bairnco.com

Principal Facilities

Bear, Delaware

Dallas, Texas

Rancho Cucamonga, California

St. Louis, Missouri

San Antonio, Texas

Santa Ana, California

Crumlin, Wales, United Kingdom

Matamoros, Mexico

Paris, France

Pansdorf, Germany

Transfer Agent and Registrar

Trust Company Bank

P.O. Box 4625

Atlanta, Georgia 30302

(800) 568-3476

Independent Certified Public Accountants

Grant Thornton LLP

200 S. Orange Avenue, Suite 2100

Orlando, Florida 32801

(407) 481-5100

www.grantthornton.com

Stock Listing

Bairnco common stock is listed on the New York Stock Exchange.

Symbol - BZ.

Annual Meeting

The annual stockholders meeting will be held at Bairnco’s Corporate Office on April 21, 2005 at 9:00 a.m.

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