Form 10-K, Exhibit 13
period 2005-12-31
BAIRNCO CORP /DE/
filed 2006-02-22
CIK 350750

BAIRNCO CORPORATION

2005 ANNUAL REPORT

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

·

Have fun – enjoy your work and your life

CONTENTS

Financial Highlights	1
Letter to Our Stockholders	2
Arlon Electronic Materials	4
Arlon Coated Materials	6
Kasco Replacement Products & Services	7
Directors and Management	8
Financial History	9
Management's Discussion and Analysis	10
Quarterly Results of Operations	21
Reports of Independent Registered Public Accounting Firms	22
Consolidated Financial Statements	23
Notes to Consolidated Financial Statements	27

FINANCIAL HIGHLIGHTS

				Percentage Change
(In thousands except per share data)	2005	2004	2003	05/04	04/03
Net Sales	$ 165,900	$ 165,496	$ 152,696	0%	8%

Operating Profit (a)	$ 5,591	$ 8,057	$ 4,623	(31%)	74%

Income from continuing operations (a)	$ 3,600	$ 5,119	$ 2,649	(30%)	93%

Income from spun off subsidiary	$ --	$ 25,710	$ --	--	--

Net Income	$ 3,600	$ 30,829	$ 2,649	(88%)	1064%

Diluted Earnings per share from continuing operations	$ 0.47	$ 0.68	$ 0.36	(31%)	89%

Diluted Earnings per share from spun off subsidiary	$ --	$ 3.40	$ --	--	--

Diluted Earnings per Share	$ 0.47	$ 4.07	$ 0.36	(88%)	1031%

Cash Dividends per Share	$ 0.24	$ 0.21	$ 0.20	14%	5%

Stockholders' Investment per Average Diluted Common
Shares Outstanding	$ 10.96	$ 11.20	$ 7.35	(2%)	52%

Total Assets	$ 125,768	$ 118,781	$ 118,229	6%	0%

Stockholders' Investment	$ 83,458	$ 84,767	$ 54,298	(2%)	56%

Weighted Average Diluted Common Shares Outstanding	7,613	7,569	7,391	1%	2%

(a)

Includes pre-tax gain on sale of facility of $1,196,000 million in 2004.

(Data for Bar Charts for Five Years 2001 to 2005; in 000's)

Year	Net Sales	Adjusted Operating Profit*	Adjusted Income (Loss)*	Adjusted Diluted Earnings (Loss) per Share*

2001	$160,369	$1,195	$(308)	$(0.04)
2001(b)	$160,369	$7,395	$3,660	$0.50
2002	$154,534	$2,802	$1,361	$0.19
2002(b)	$154,354	$6,306	$3,674	$0.50
2003	$152,696	$4,623	$2,649	$0.36
2004(b)	$165,496	$6,861	$4,329	$0.58
2005	$165,900	$5,591	$3,600	$0.47

(b) Prior to impact on operating profit, net income and diluted earnings per share of $6.2 million pre-tax provision for litigation costs in the third quarter of 2001 and $4.0 million pre-tax provision for litigation costs in the fourth quarter of 2002; also prior to the impact on operating profit, net income and diluted earnings per share of $496,000 pre-tax gain on sale of facility in 2002 and $1,196,000 pre-tax gain on sale of facility in 2004.

* The terms “Adjusted Operating Profit”, “Adjusted Income (Loss)” and “Adjusted Diluted Earnings (Loss) per Share” as depicted at left are non-GAAP financial measures and reflect Operating Profit, Net Income (Loss) and Diluted Earnings (Loss) per Share of the Corporation excluding the impact of pre-tax provisions for litigation costs of $6.2 million in 2001 and $4.0 million in 2002.  Adjusted Operating Profit excludes the impact of the pre-tax gain on sale of facility of $496,000 in 2002 and $1,196,000 in 2004. Adjusted Income and Adjusted Diluted Earnings per Share exclude the impact of the income from spun off subsidiary of $25.7 million and the after-tax gain on sale of facility of $327,000 in 2002 and $790,000 in 2004.  The Corporation believes that the use of certain adjusted, non-GAAP financial measures allows management and investors to evaluate and compare core operating results from ongoing operations from period to period in a more meaningful and consistent manner.

LETTER TO OUR STOCKHOLDERS

2005 was a year of fundamental progress towards making Bairnco a more cost efficient producer of our products and services.  However, external events, combined with our decisions – some of which were good, some bad, and some late – led to financial results well below our expectations.  The St. Louis plant move to Mexico was delayed and over budget but was complete by year end and will yield positive results in 2006 and beyond.  The new China plant was delayed due to the time consuming approval process in China. Costs were contained, and it is now scheduled for completion in mid 2006.  The ramp up of Arlon’s Coated Materials San Antonio plant did not meet expectations. After local management was changed, fourth quarter results showed improvement. As compared to 2005, significantly improved operating results at the San Antonio plant are expected for 2006.  The pipeline of new products and services continued to grow.

2006 is expected to have earnings growth in a range of 30% to 40%, weighted towards the second half of the year, which will be a significant improvement but will still leave us below our long term financial objectives.

FINANCIAL RESULTS

Sales for the year ended December 31, 2005 were relatively unchanged at $165,900,000 from $165,496,000 in 2004. Arlon's Electronic Materials sales increased 4.8% with increased activity in the wireless telecommunications and certain industrial markets. Arlon’s Coated Materials sales decreased 4.9% on reduced foreign sales and weakness in certain automotive and industrial markets during most of 2005. Kasco's sales increased 3.5% as compared to last year. Kasco’s North American sales were up 8.1% due to increased service and repair revenues and equipment sales. Kasco’s European operations’ sales were down slightly from the negative currency translation effect of the stronger US dollar versus the British Pound and the Euro.

Gross profit of $47,469,000 in 2005 was down slightly from $47,884,000 in 2004 on flat sales. The gross profit margin as a percent of sales decreased to 28.6% from 28.9%. Relocation and closing costs were $1,127,000 in 2005 and $1,133,000 in 2004. These costs do not reflect the inefficiencies at the new San Antonio plant.

Selling and administrative expenses increased 2.1% to $41,878,000 from $41,023,000 in 2004 (excluding the $1.2 million gain on sale of facility) from increased sales and start up expenses. As a percent of sales, selling and administrative expenses increased to 25.2% in 2005 as compared to 24.8% in 2004. 2005 includes $389,000 of increased expenses related to the development of the new China plant and $140,000 of redundancy costs related to terminations at Kasco’s French operations. 2004 includes $177,000 of expenses related to the start-up of the San Antonio facility.

Operating profit was down 18.5% to $5,591,000 from $6,861,000 in 2004, excluding the gain on sale of facility. Arlon’s Electronic Materials operating profit for 2005 includes $529,000 of start-up costs related to China. Excluding these start-up costs, operating profit increased 9.7% to $7,303,000 from $6,656,000 on increased sales and improved factory performance. Arlon’s Coated Materials operating profit decreased 14.2% to $2,232,000 from $2,602,000 in 2004, excluding the gain on sale of facility. Excluding the restructuring costs of $1.3 million for the San Antonio facility in 2004, Arlon’s Coated Materials operating profit decreased 42.9% to $2,232,000 from $3,912,000 on reduced sales, plant inefficiencies from lower production volumes and increased selling expenses as the returns on personnel investments have been slower than expected.  The results of the San Antonio facility depressed the operating profit in both years. Kasco’s operating profit decreased 77.7% to $354,000 from $1,585,000 due to $987,000 of relocation and start-up expenses for Mexico, $140,000 of redundancy costs at its French operations and certain factory inefficiencies associated with the new Mexico plant that are not captured as part of the relocation and start-up expenses.

Net interest expense decreased to $54,000 in 2005 as compared to $566,000 in 2004 due primarily to the reduced outstanding borrowings.

Income before income taxes in 2005 decreased 12.0% to $5,537,000 as compared to $6,295,000 in 2004, excluding the gain on sale of facility of $1,196,000. The effective tax rate in 2005 was 35.0% as compared to 31.7% in 2004. Income from continuing operations decreased 16.8% to $3,600,000 as compared to $4,329,000 in 2004, excluding the gain on sale of facility of $790,000, net of tax.  Diluted earnings per common share from continuing operations decreased to $.47 in 2005 from $.68 in 2004 which includes $.10 from the gain on sale of facility.

A review of tax information on the settlement of the NOL Lawsuit resulted in a $1,015,000 tax receivable and related income which is included in Income from Spun off Subsidiary in 2004. The total gain on litigation settlement was $25,710,000 or diluted earnings per share of $3.40 resulting in net income for 2004 of $30,829,000 or diluted earnings per share of $4.07.

OPERATION DEVELOPMENTS

Kasco successfully transitioned its manufacturing to Mexico and was in full operation by the end of the third quarter. The costs of relocation in 2005 were $987,000 versus the initial estimate of $500,000. The increased costs were driven by the inherent inefficiencies of running two factories longer than anticipated due to delays in moving the equipment and transitioning all production until the third quarter. Total capital expenditures related to the relocation were $865,000 in 2005 versus budget of $775,000.

The China manufacturing facility continued to progress with ground-breaking occurring in December 2005. The majority of plant development costs will now be in the first half of 2006 due to the delay in permitting and licensing. Actual production is expected to begin by the third quarter of 2006. Organizational costs of $529,000 were incurred in 2005 of which $140,000 is reflected in cost of sales and $389,000 in selling and administrative expenses. Organizational and start up of $500,000 are estimated to be incurred primarily in the first half of 2006. There will be additional redundancy costs in the second half that will be a function of how smoothly and quickly the plant goes into production. Capital expenditures of $2.5 million were incurred in 2005 and are estimated at $4.4 million in 2006. The plant will produce specialty laminates for our customers worldwide. The two laminate plants in the United States will continue to operate but with reduced volumes.

Arlon Coated Materials’ San Antonio facility remained substantially below expected performance levels during 2005 due to poor production scheduling, increased scrap, inefficient labor and increased raw material costs. Management was changed and signs of improvement were evident by the end of the year.  Continued improvement in operations is expected to result in savings in excess of $1,500,000 as compared to 2005.

PRODUCTIVITY AND CONTINUOUS IMPROVEMENT

Productivity as measured by sales per average employee decreased 7.7% in 2005. Unfortunately this statistic has become less meaningful since average headcount was up during the year as Kasco had duplicate people in St. Louis and Mexico while one operation ramped down and the other went through training and then ramped up. Headcount was further inflated by putting together the China management team in advance of the plant becoming operational.  Headcount increased from 783 at the beginning of the year to 878 at the end of the year, of which 86 were in Mexico and 22 were related to the new China plant which will not be operational until the third quarter 2006.

The investments made in sales, marketing, and research and development people in 2004 and 2005, along with the ongoing product development and continuous improvement programs, are expected to improve productivity in 2006.

New product sales as a percent of total sales increased from 10% in 2004 to 15.3% in 2005.  Research and development expense increased 10.3% in 2005. The development of new products and services to meet the needs of our customers and markets remains a priority.

FINANCIAL MANAGEMENT

The return on average capital employed was 4.1% in 2005, down from 5.6% in 2004, excluding the gain on litigation settlement and the gain on sale of facility. Our returns remain inadequate and substantially below what we deem to be acceptable.

In January 2005, the Board authorized $5,000,000 as available for management to continue its stock repurchase program.  During 2005, the Company repurchased 231,868 shares of its stock at a total cost of $2,349,000. On January 26, 2006, the Board authorized an additional $2.3 million bringing the total available to $5,000,000 for management to continue its stock repurchase program subject to market conditions and the capital requirements of the business.

The Corporation entered into an agreement with Bank of America, N.A. and Wachovia Bank, N.A. effective May 20th, 2005, that established a new three year unsecured credit facility for a maximum loan commitment of $25 million, including a revolving credit facility and a letter of credit facility. The letter of credit facility may not exceed $13 million. Total debt increased from $1,924,000 to $9,436,000 at the end of 2005.  Cash increased $1.9 million to $5,313,000 at year end due to planning for repatriation of foreign earnings under the American Jobs Creation Act of 2004 and timing relating to borrowing in China for capital expenditures.  At the end of January 2006, cash had been reduced by $3.5 million and debt was reduced by $1.3 million.

One of the reasons for the increase in debt was the injection of $3,850,000 into the defined benefit pension plans to keep them fully funded.  This funding need was caused by the lower mandated discount rate and by investment results through November that were below the actuarial assumption.  It has become evident that it is imprudent for the company to maintain the Bairnco defined benefit plan for two reasons: (1) employees of today are increasingly mobile and prefer a 401(k) retirement plan with matching contributions that provides portability as they change jobs, and (2) the Company cannot afford to guarantee a long term rate of return on an annually measured basis when volatile markets provide that return only over the long run.  Effective the end of March 2006, Bairnco will freeze the defined benefit plan and initiate Company contributions to its 401(k) plan.  A base contribution of 1% of pay will be made to each participant’s account, plus the Company will match 50% of up to 4% of pay contributed by the employee.

Working capital increased 9.4% to $41,820,000 from $38,220,000 at the end of 2004. Working capital as a percent of sales increased to 25.2% from 23.1%.

Capital expenditures were $7.3 million in 2005 versus a plan of approximately $12.0 million.  Depreciation and amortization were $7,456,000 in 2005.

Planned capital expenditures in 2006 are approximately $9.3 million. Depreciation is estimated to be $7.9 million. Capital expenditures are for cost reductions, replacements, new information systems and the new China plant and equipment which accounts for about half the capital budget. Capital expenditures will be reviewed and adjusted based on economic and business conditions.

In 2004, we began the process of converting from the Company’s ERP systems from BPCS to Oracle’s J.D. Edwards.  We are converting one operation at a time with four operations completed through the end of 2005.  Costs capitalized in 2005 related to J.D. Edwards totaled approximately $700,000.  We expect the total conversion will be completed by the end of 2006.

Our program to comply with Section 404 of Sarbanes-Oxley is ongoing and we expect to be in compliance on a timely basis.

DIVIDEND

In November 2004 the Board of Directors increased the quarterly cash dividend to $.06 per share from $.05 per share. The total dividend for 2005 was $0.24 per share - a 14% increase over 2004. The Board will continue to review the dividend policy in light of the results and future capital structure of the Corporation.

MANAGEMENT

The retention and development of our key employees remains critical to improving our profitability and to the future growth of our businesses. During 2005 the management development program continued to make progress in all operations. Operational setbacks at Arlon’s Coated Materials’ San Antonio facility resulted in a change in management.

The Six-Sigma program was continued in our operations.

Effective August 8, 2005, Kenneth L. Bayne was appointed as Vice President of Finance and Chief Financial Officer of the Corporation, reporting directly to the Chief Executive Officer.

OUTLOOK

The outlook for 2006 is for improved sales and earnings for the year. We anticipate continuing modest growth in the economy and in selected served markets.

Management expects 2006 earnings to increase between 30% and 40%, weighted towards the second half of the year. Continued gradual improvement in Coated Materials’ new San Antonio plant should result in savings in excess of $1.5 million.  Kasco will not incur the $1.0 million of move and relocation costs associated with moving the production operations to Mexico or the $140,000 of redundancy costs incurred in France in the fourth quarter.  Kasco will begin to benefit from the lower cost Mexican operation and the expanding service business.  France will benefit from the absence of redundancy costs and a lower cost base.  The adverse impact of material cost increases in the fourth quarter will be offset by price increases early in 2006.  The startup on the new operation in China will incur expenses of approximately $500,000 in the first half of the year plus there will be inefficiencies as production shifts to the China plant during the second half of the year.  New products are expected to account for an increasing share of sales.  Continuous cost improvement programs are ongoing.

Oil and natural gas are the primary feed stocks for the majority of the materials we purchase to manufacture our products.  With the increase in oil prices we have seen significant increases in raw material prices, freight charges, and energy related costs. It appears that we will be able to increase selling prices to offset these cost increases in most served markets.

Internal cash generation should substantially meet our capital expenditure and working capital requirements.

Given Bairnco’s un-leveraged balance sheet and anticipated positive free cash flows after 2005, we will continue to pursue three independent and parallel courses of action: First, we will actively consider acquisition opportunities that fit with our existing businesses and which meet our return requirements. Second, we will continue to repurchase stock depending on the stock price. Third, we will continue to review our dividend policy.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success. We are all committed to making 2006 a year of materially improved results.

Respectfully yours,

/s/ Luke E. Fichthorn III

Luke E. Fichthorn III

ARLON

Arlon designs, manufactures, and sells engineered materials and components for the electronic, industrial and commercial markets. These products are based on proprietary technologies in coating, laminating, polymers, and dispersion chemistry.

Arlon Electronic Materials (“Arlon EM”)

Arlon Electronic Materials is known worldwide as a premier supplier of high technology materials used as the enabling platform for innovative electronic and electrical designs to meet the needs of tomorrow.  Arlon Electronic Material products are used across a wide range of industries where material performance is critical to the success of the end application, from demanding applications of military electronics, medical and aerospace technologies to cost/performance critical designs used in telecommunications, automotive and semiconductor markets.  To accomplish this, Arlon’s team of technical sales engineers and specialists work directly with original equipment manufacturers (OEM’s) and circuit board fabricators to develop material solutions to design challenges.

(PHOTO 1)Arlon's high performance materials provide the enabling platform for the electronic designs of the future, ranging from military electronics, medical devices, and aerospace to telecommunications and automotive applications.

(PHOTO 2) Ground breaking of new production facility in Suzhou, China scheduled to open in 2006.

The Arlon Electronic Substrates product line includes a variety of specialty polyimide and epoxy laminates as well as other high performance thermoset products. These materials are used in demanding commercial and military market applications including high density interconnect (HDI), surface mount technology (SMT), heat sink bonding, semiconductor testing, wireless communications, flex/rigid PCBs, and microvia PCB's. The Microwave Materials product line offers fluoropolymer (i.e. PTFE laminates), ceramic-filled fluoropolymer laminates, and other low signal-loss laminates such as closed-cell foam dielectric laminates. These products deliver the electrical performance needed in the frequency-dependent circuit applications such as personal communication systems (PCS), anti-collision radar systems, 3G microwave cell tower and military antennas, emerging RFID systems, as well as base station subsystems and components. These products are supplied as copper-clad laminates with matched bonding plies or prepregs for production of multi-layer printed circuits.

Recognizing the growing electronics market opportunities in Mainland China, Arlon opened a Finishing Center in Suzhou, China in mid-2004.  This Center is being used to enhance customer relationships in that country as a precursor to completion of a full manufacturing operation.  The new manufacturing operation in China is under construction and planned to become operational sometime in mid-2006.

In 2005, Arlon introduced several new products to address customer and industry needs:

•

Arlon’s AD1000 Laminate – Arlon expanded its AD series of high performance commercial PTFE laminates with a new 10.2 Dk product.  This product provides a high performance, low cost laminate material for high frequency applications requiring circuit miniaturization with best in class dielectric loss.

•

Arlon’s 38N Low-Flow Prepreg – This product represents a new and improved addition to Arlon’s low-flow polyimide prepregs used in high-end rigid-flex circuit boards.  This product offers 50% bond strength improvement over previous technologies with improved flow characteristics for better fabrication.

•

Arlon’s 99ML product line – This laminate and prepreg system was developed as an addition to Arlon’s 99N thermally conductive no-flow prepreg and is targeted at commercial applications where heat dissipation is critical for device reliability.

Arlon Silicone Technologies is a world leader in silicone elastomer technologies used in a broad range of military, electronic, consumer, industrial, utility, and commercial products. Arlon’s silicone products provide performance features that enable innovative electrical insulation and barrier solutions unmatched by other polymers, including high and low service temperature capability, flame retardance, electric arc resistance, and resistance to ultra-violet light and ozone.  Typical products and applications include:

·  Silicone substrate insulation for industrial and commercial flexible heaters;

·  High temperature insulation for electric power generators and traction motors;

·  Silicone soft-tooling materials used for manufacturing composite components and structures;

·  Self-fusing silicone tapes used for cable-splicing insulation, wire harnessing, pipe and hose sealing, and mechanical protection;

·  Thermally and electrically conductive silicone film adhesives for high reliability electronics.

2005 was yet another year of product and process innovations for Silicone Technologies.  Several new products and technologies were added to the operation’s capabilities, including non-fusing, reinforced silicone tapes, higher thermally conductive film adhesives and pad products for electronics, and higher performance UL rated silicone products.  New development thrusts also focused on materials for use with alternative energy generation, including wind and solar power.  Silicone Technologies continually aims to design products that truly enable customer innovation.  Many more new products will be launched in 2006.  A concerted effort to further expand into global markets with leading edge technologies is also underway.

(PHOTO 3) Arlon’s high performance silicone products enable innovative design solutions for a broad range of demanding applications, including for the automotive, aviation, and railroad markets, as well as for renewable energy platforms such as solar and wind power.

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

(PHOTO 4) Home Depot continues to expand its design capability with the use of Arlon translucent film in a first ever Home Depot store- front in Manhattan. The large format graphic was imaged on Calon® Translucent film and backlit allowing it to be easily seen from the street.

(PHOTO 5) Calon® Series 2500 is a premium cast film used in backlit and thermoformed applications. Its permanent pressure sensitive adhesive offers production efficiencies while providing ultimate adhesion. Color options are virtually limitless with over 50 standard colors as well as custom color matching.

(PHOTO 6) The new Sprint logo is a powerful symbol for the newly formed Sprint Nextel Corporation. The bold yellow and black colors are a reminder of the equity of these two strong brands coming together as one. Arlon’s vinyl solution, commitment to quality and consistent color management contributes to the successful launch of this new corporate identity.

We continue to invest in new product development and to improve the quality of our product line. Arlon continues to expand the range of available colors and specialty face stocks in order to broaden its product offering to meet the needs of its customers.

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

(PHOTO 7) The Cingular re-image allowed Arlon to offer a vinyl solution with maximum visibility.  Maintaining the corporate colors of the orange jack and black channel letters during the day, a special Dual Color Film enabled the black letters to appear white when illuminated at night. Dual Color, a light management film, was introduced late 2004 and has been growing in popularity with both designers and end users.

KASCO

Kasco Replacement Products and Services

Kasco is a leading provider of meat-room products and maintenance services for the meat and deli departments of supermarkets; for restaurants; for meat and fish processing plants; and for distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America.  These products and services include:

· Band saw blades for cutting meat and fish

· Chopper plates and knives for grinding meat

· Repair and maintenance service for food equipment in retail grocery and restaurant operations

· Electrical saws and cutting machines

· Seasoning products

· Other related butcher supply products

· Saw blades for cutting wood and metal

Kasco has manufacturing and distribution operations in St. Louis, Missouri; Matamoros, Mexico; Crumlin, Wales, United Kingdom; Pansdorf, Germany; Montreal, Canada; and Paris, France.  Kasco operates under the name Kasco Corporation in the US and Mexico, Atlantic Service Co. in the UK and Canada, Biro France and EuroKasco in France, and Bertram & Graf in Germany.

Kasco has a significant distribution network that reaches over 20,000 retail grocery stores, restaurants, delis, equipment distributors, and processing plants in the US, Canada, Europe, South America and Asia.  Kasco’s distribution network is made up of corporate-direct salesmen, route salesmen, repair service technicians, and distributors who have in-depth knowledge of the local markets and the customer’s needs. Kasco’s distribution and service network delivers meat-room supplies, and repair and maintenance services, in a cost effective and rapid manner to our customer base.

(PHOTO 8) Bandsaws

(PHOTO 9) Plates & Knives

(PHOTO 10) Kasco NA Repair

2005 was another year of solid revenue growth for Kasco North America.  Sales increased 8.1% versus 2004 from increased service repair work in the US and Canada, and from increased global market share and volume in meat cutting coil and bandsaw blades.

During 2005, Kasco made significant investment in its North America and UK operations.  Kasco North America relocated its primary manufacturing facility from St. Louis to Matamoros, Mexico.  Both Kasco North America and Atlantic Service Co. UK invested in significant new coil manufacturing capacity.  Kasco North America also expanded its US and Canada service repair network by hiring new technicians and investing in new vehicles, computers, and parts inventory.

Since 2000, the market environment for Kasco has been difficult due to market contraction through retail consolidation and the industry’s shift to “Case Ready” meat product offerings.  Kasco has responded by successfully diversifying into repair and maintenance services for the retail grocery industry, and by globally sourcing and effectively distributing high quality and competitively priced butcher supplies and equipment.  During 2006, Kasco will continue to diversify and expand its repair services business and butcher supplies distribution business.  Kasco will also make investments in new productivity projects during 2006 to further improve its cost position, product quality, and distribution capability.

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

International Business Consultant

(Chairman of the Compensation Committee)

*

Members of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee

Management:

1.

Kenneth L. Bayne

Vice President Finance and Chief Financial Officer

Bairnco Corporation

2.

Robert M. Carini

Vice President Arlon, Inc. and

President Arlon Electronic Materials

3.

Lawrence C. Maingot

Controller

Bairnco Corporation

4.

Elmer G. Pruim

Vice President Arlon, Inc. and

President Arlon Coated Materials

5.

Larry D. Smith

Vice President Administration & Secretary

Bairnco Corporation

6.

Brian E. Turner

President

Kasco Corporation

FINANCIAL HISTORY

		2005	2004	2003	2002	2001
Summary of Operations ($ in thousands)
Net sales		$165,900	165,496	152,696	154,354	160,369
Gross profit		$47,469	47,884	42,871	44,991	46,535
Earnings before provision for litigation costs, interest and taxes (a)		$5,591	8,057	4,623	6,802	7,395
Provision for litigation costs		$--	--	--	4,000	6,200
Operating profit		$5,591	8,057	4,623	2,802	1,195
Interest expense, net		$54	566	768	1,005	2,486
Income (loss) before income taxes		$5,537	7,491	3,855	1,797	(1,291)
Provision (benefit) for income taxes		$1,937	2,372	1,206	436	(983)
Income (loss) from continuing operations		$3,600	5,119	2,649	1,361	(308)
Income from spun off subsidiary		$--	25,710	--	--	--
Net income (loss)		$3,600	30,829	2,649	1,361	(308)
Return from operations on:
Net sales	%	2.2	3.1	1.7	0.9	(0.2)
Average stockholders’ investment	%	4.3	7.7	5.0	2.7	(0.6)
Average capital employed	%	4.1	6.5	3.7	2.4	1.3

Yearend Position ($ in thousands)
Working capital		$41,820	38,220	32,573	23,850	25,801
Working capital as a % of sales	%	25.2	23.1	21.3	15.5	16.1
Plant and equipment, net		$34,373	34,429	36,476	37,468	42,602
Total assets		$125,768	118,781	118,229	115,584	118,255
Total debt		$9,436	1,924	31,833	27,747	33,584
Stockholders’ investment		$83,458	84,767	54,298	51,516	50,018
Capital employed		$92,894	86,691	86,131	79,263	83,602

Per Common Share Data
Basic earnings (loss) per share from continuing operations		$0.49	0.70	0.36	0.19	(0.04)
Basic earnings per share from spun off subsidiary		$--	3.49	--	--	--
Basic earnings (loss) per share		$0.49	4.19	0.36	0.19	(0.04)
Diluted earnings (loss) per share from continuing operations		$0.47	0.68	0.36	0.19	(0.04)
Diluted earnings per share from spun off subsidiary		$--	3.40	--	--	--
Diluted earnings (loss) per share		$0.47	4.07	0.36	0.19	(0.04)
Cash dividend		$0.24	0.21	0.20	0.20	0.20
Stockholders’ investment		$10.96	11.20	7.35	7.02	6.82
Market price:
High		$12.210	11.900	7.150	6.100	8.400
Low		$8.660	6.000	4.650	4.690	5.150

Other Data (in thousands)
Depreciation and amortization		$7,456	7,668	7,797	8,113	9,082
Capital expenditures		$7,304	5,996	5,664	3,811	3,081
Weighted average common shares outstanding		7,350	7,362	7,338	7,332	7,321
Weighted average diluted common shares outstanding		7,613	7,569	7,391	7,337	7,321

Current ratio		2.8	2.7	2.3	1.7	1.8
Number of registered common stockholders at yearend		890	944	992	1,066	1,148
Average number of employees		836	770	755	789	841
Sales per employee		$198,440	214,930	202,250	195,600	190,700

(a) Excludes impact of pre-tax provisions for litigation costs of $4.0 million in 2002 and $6.2 million in 2001.

 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 19.

OVERVIEW

In 2005, management remained focused on making Bairnco a more cost efficient producer of its products and services. However, results of operations for 2005 were well below expectations.  The St. Louis plant move to Mexico was delayed and over budget but was complete by year end and will yield positive results in 2006 and beyond.  The new China plant was delayed due to the time consuming approval process in China. Costs were contained, and it is now scheduled for completion in mid 2006.  The ramp up of Arlon’s Coated Materials San Antonio plant did not meet expectations. After local management was changed, fourth quarter results showed improvement. As compared to 2005, significantly improved operating results at the San Antonio plant are expected for 2006.  The pipeline of new products and services continued to grow.

Kasco successfully transitioned its manufacturing to Mexico and was in full operation by the end of the third quarter. The costs of relocation in 2005 were $987,000 versus the initial estimate of $500,000. The increased costs were driven by the inherent inefficiencies of running two factories longer than anticipated due to delays in moving the equipment and transitioning all production until the third quarter. Total capital expenditures related to the relocation were $865,000 in 2005 versus budget of $775,000.

The China manufacturing facility continued to progress with ground-breaking occurring in December 2005. The majority of plant development costs will now be in the first half of 2006 due to the delay in permitting and licensing. Actual production is expected to begin by the third quarter of 2006. Organizational costs of $529,000 were incurred in 2005 of which $140,000 is reflected in cost of sales and $389,000 in selling and administrative expenses. Organizational and start up expenses of $500,000 are estimated to be incurred primarily in the first half of 2006. There will be additional redundancy costs in the second half that will be a function of how smoothly and quickly the plant goes into production. Capital expenditures of $2.5 million were incurred in 2005 and are estimated at $4.4 million in 2006. The plant will produce specialty laminates for our customers worldwide. The two laminate plants in the United States will continue to operate but with reduced volumes.

Arlon Coated Materials’ San Antonio facility remained substantially below expected performance levels during 2005 due to poor production scheduling, increased scrap, inefficient labor and increased raw material costs. Management was changed and signs of improvement were evident by the end of the year.  Continued improvement in operations is expected to result in savings in excess of $1,500,000 as compared to 2005.

The Corporation entered into an agreement with Bank of America, N.A. and Wachovia Bank, N.A. effective May 20th, 2005, that established a new three year unsecured credit facility for a maximum loan commitment of $25 million, including a revolving credit facility and a letter of credit facility. The letter of credit facility may not exceed $13 million. Total debt increased from $1,924,000 to $9,436,000 at the end of 2005. Cash increased $1.9 million to $5,313,000 at year end due to the repatriation of foreign earnings under the American Jobs Creation Act of 2004 and timing relating to borrowing in China for capital expenditures.  At the end of January 2006, cash was reduced by $3.5 million and debt was reduced by $1.3 million.

One of the reasons for the increase in debt was the $3,850,000 contribution to the Bairnco Corporation Retirement Plan and the two hourly employee pension plans to keep them fully funded.  This funding need was caused by the lower mandated discount rate and by investment results through November that were below the actuarial assumption.  It has become evident that it is imprudent for Bairnco to maintain the Plan for two reasons: (1) employees of today are increasingly mobile and prefer a 401(k) retirement plan with matching contributions that provides portability as they change jobs, and (2) the Corporation cannot afford to guarantee a long term rate of return on an annually measured basis when volatile markets provide that return only over the long run.  Effective the end of March 2006, Bairnco will freeze the Bairnco Corporation Retirement Plan and initiate employer contributions to its 401(k) plan.  A base contribution of 1% of pay will be made to each participant’s account, plus the Corporation will match 50% of up to 4% of pay contributed by the employee.

In 2004, the Corporation began the process of converting its ERP systems from BPCS to Oracle’s J.D. Edwards.  We are converting one operation at a time with four operations completed through the end of 2005. The total conversion is expected to be completed by the end of 2006.

As of July 1, 2005, the Corporation’s aggregate market value of common stock held by non-affiliates was less than $75 million. As such, the Corporation’s initial date for compliance with Section 404 of the Sarbanes Oxley Act is December 31, 2006. Our program to comply with Section 404 of Sarbanes-Oxley is ongoing and we expect to be in compliance on a timely basis.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Act") was signed into law.  The Act created a temporary incentive for US multinationals to repatriate accumulated income earned outside the US at an effective tax rate of 5.25%.  To take advantage of the temporary incentive, the Corporation repatriated $1,826,000 of foreign earnings under the Act. The additional US tax liability as a result of repatriating earnings under the Act is $141,000. In addition to the foreign earnings repatriated under the Act, the Corporation also repatriated $732,600 of previously taxed earnings during the year. In January 2006, the Corporation repatriated an additional $977,000 of previously taxed earnings. The previously taxed earnings repatriated in 2005 and in January 2006 are not subject to tax in the US. With the repatriation of the previously taxed earnings in January 2006, the Corporation has exhausted its pool of previously taxed earnings that were available to bring back to the US. The repatriation of earnings under the Act is not allowed beyond 2005. In the absence of similar incentives to repatriate foreign earnings, Management does not expect to repatriate foreign earnings in future years.  Through December 31, 2005, the Corporation has approximately $4.7 million of foreign earnings that are considered to be permanently reinvested outside of the US. Since these amounts are considered permanently reinvested, the Corporation has not provided deferred taxes on the remaining foreign earnings.

RESULTS OF OPERATIONS

Fiscal 2005 Compared to Fiscal 2004

Sales for the year ended December 31, 2005 were relatively unchanged at $165,900,000 from $165,496,000 in 2004. Arlon's Electronic Materials sales increased 4.8% with increased activity in the wireless telecommunications and certain industrial markets. Arlon’s Coated Materials sales decreased 4.9% on reduced foreign sales and weakness in certain automotive and industrial markets during most of 2005. Kasco's sales increased 3.5% as compared to last year. Kasco’s North American sales were up 8.1% due to increased service and repair revenues and equipment sales. Kasco’s European operations’ sales were down slightly from the negative currency translation effect of the stronger US dollar versus the British Pound and the Euro.

Gross profit of $47,469,000 in 2005 was down slightly from $47,884,000 in 2004 on flat sales. The gross profit margin as a percent of sales decreased to 28.6% from 28.9%. Relocation and closing costs were $1,127,000 in 2005 and $1,133,000 in 2004. These costs do not reflect the inefficiencies at the new San Antonio plant.

Selling and administrative expenses increased 2.1% to $41,878,000 from $41,023,000 in 2004 (excluding the $1.2 million gain on sale of facility) from increased sales and start up expenses. As a percent of sales, these selling and administrative expenses increased to 25.2% in 2005 as compared to 24.8% in 2004. 2005 includes $389,000 of increased expenses related to the development of the new China plant and $140,000 of redundancy costs related to terminations at Kasco’s French operations. 2004 includes $177,000 of expenses related to the start-up of the San Antonio facility.

Operating profit (refer to Footnote 9, Reportable Segment Data, to Consolidated Financial Statements) was down 18.5% to $5,591,000 from $6,861,000 in 2004, excluding the $1.2 million gain on sale of facility. Arlon’s Electronic Materials operating profit for 2005 includes $529,000 of start-up costs related to China. Excluding these start-up costs, operating profit increased 9.7% to $7,303,000 from $6,656,000 on increased sales and improved factory performance. Arlon’s Coated Materials operating profit decreased 14.2% to $2,232,000 from $2,602,000 in 2004, excluding the $1.2 million gain on sale of facility. Excluding the restructuring costs of $1.3 million for the San Antonio facility in 2004, Arlon’s Coated Materials operating profit decreased 42.9% to $2,232,000 from $3,912,000 on reduced sales, plant inefficiencies from lower production volumes and increased selling expenses as the returns on personnel investments have been slower than expected.  The results of the San Antonio facility depressed the operating profit in both years. Kasco’s operating profit decreased 77.7% to $354,000 from $1,585,000 due to $987,000 of relocation and start-up expenses for Mexico, $140,000 of redundancy costs at its French operations and certain factory inefficiencies associated with the new Mexico plant that are not captured as part of the relocation and start-up expenses.

Net interest expense decreased to $54,000 in 2005 as compared to $566,000 in 2004 due primarily to the reduced outstanding borrowings.

Income before income taxes in 2005 decreased 12.0% to $5,537,000 as compared to $6,295,000 in 2004, excluding the gain on sale of facility of $1,196,000. The effective tax rate in 2005 increased to 35.0% as compared to 31.7% in 2004 as a result of increased tax provision for the foreign subsidiaries and increased state income tax provision. Income from continuing operations decreased 16.8% to $3,600,000 as compared to $4,329,000 in 2004, excluding the gain on sale of facility of $790,000, net of tax.  Diluted earnings per common share from continuing operations decreased to $.47 in 2005 from $.68 in 2004 which includes $.10 from the gain on sale of facility.

A review of tax information on the settlement of the NOL Lawsuit resulted in a $1,015,000 tax receivable and related income which is included in Income from Spun off Subsidiary in 2004. The total gain on litigation settlement was $25,710,000 or diluted earnings per share of $3.40 resulting in net income for 2004 of $30,829,000 or diluted earnings per share of $4.07.

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

Operating profit (refer to Footnote 9, Reportable Segment Data, to Consolidated Financial Statements) increased 48.4% to $6,861,000, excluding the 2004 gain on sale of facility, from $4,623,000 in 2003. Arlon’s Electronic Materials segment operating profit increased 51.0% to $6,656,000 from increased sales and improved efficiencies from higher production volumes. Arlon’s Coated Materials segment operating profit decreased 16.1% or $501,000, excluding the 2004 gain on sale of facility. The decrease was primarily related to the loss of approximately $500,000 incurred in having the East Providence plant operating for the first five months of 2004 and keeping it open until it was sold in December; expenses at the new industrial facility in San Antonio including recruiting, relocation and wages for research and development personnel, labor inefficiencies and excess scrap incurred after the planned startup period, and full year occupancy and other operating expenses; and a change in the sales mix as some of the higher margin industrial film sales were replaced with lower margin product sales. Kasco’s segment operating profit increased from $39,000 to $1,585,000 in 2004 from increased revenues and improved efficiencies and reduced costs from the capital investments in the Matamoros, Mexico facility. The increase in the Bairnco headquarters’ segment operating loss of $1,055,000 in 2004 was due to increased recruiting, relocation, wages, travel and equipment operating costs related to the JD Edwards implementation, higher bonuses from the improved operating results, and increased audit and general legal expenses.

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

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's sources of liquidity primarily include cash generated from operations and amounts available under credit facilities. The Corporation believes that these sources will be sufficient to fund Bairnco's anticipated cash requirements for working capital, capital expenditures, dividends, stock repurchases and other financial commitments in 2006.

At December 31, 2005, $9.4 million of total debt was outstanding compared to $1.9 million at the end of 2004.  The increase in debt occurred primarily during the second half of 2005 and was driven by $2.3 million in stock repurchases and $3.9 million in pension plan contributions. As of December 31, 2005, approximately $13.9 million was available for borrowing under the Corporation’s secured, reducing revolving credit agreement.  In addition, approximately $2.1 million was available under various short-term foreign uncommitted credit facilities. Debt as a percent of equity increased to 11.3% at the end of 2005 from 2.3% at the end of 2004 as a result of the increased borrowings.

A summary of the Corporation's total contractual obligations and other commercial commitments as of December 31, 2005 is as follows:

	Payments Due by Period
Contractual Cash Obligations (in thousands)	Total	2006	2007	2008	2009	2010	After 2010

Short-term lines of credit	$ 2,233	$ 2,233	$ --	$ --	$ --	$ --	$ --
Note payable	200	100	100	--	--	--	--
China loan facility	2,583	--	--	2,583	--	--	--
Other foreign loan facility	34	34	--	--	--	--	--
Long-term debt:
Revolving line of credit	4,387	--	--	4,387	--	--	--
Operating leases	13,711	2,716	2,423	1,880	1,602	1,282	3,808
Total Contractual Cash Obligations	$ 23,148	$ 5,083	$ 2,523	$ 8,850	$ 1,602	$ 1,282	$ 3,808

	Amount of Commitment Expiring per Period
Other Commercial Commitments (in thousands)	Total	2006	2007 & Thereafter

Standby letters of credit	$ 5,142	$ 5,142	$ --

At December 31, 2005, Bairnco had working capital of $41.8 million compared to $38.2 million at December 31, 2004.  The increase in cash of $1.9 million at year end was due to the repatriation of foreign earnings under the American Jobs Creation Act of 2004, and timing relating to borrowing in China for capital expenditures. At the end of January 2006, cash was reduced by $3.5 million and debt was reduced by $1.3 million. The increase in inventories of $2.3 million at the end of 2005 as compared to 2004 partially reflects a build in the third quarter for sales that did not materialize but also planned increases on certain scarce raw materials that became available during the third and fourth quarters. In addition, inventories at the end of 2004 were down due to planned equipment maintenance shut downs in December 2004. Accounts payable increased with the increase in inventories.

During the past four years, the Corporation has experienced decreases in the pension plan discount rate that have significantly increased the accumulated benefit obligation of its plans. A decrease from 7.0% in 2002 to 6.25% in 2003 (refer to Note 8 to Consolidated Financial Statements) resulted in a fourth quarter 2003 contribution of $3.2 million to the Bairnco Corporation Retirement Plan (the “Plan”) and the two hourly employee pension plans which resulted in these plans again being fully funded as compared to the accumulated benefit obligation of each of the plans. During 2004, the discount rate decreased from 6.25% to 6.1% and management made the decision to contribute an additional $300,000 to the plans in the fourth quarter although they were fully funded as of November 30, 2004. In 2005, a similar decrease in rates from 6.1% to 5.78% along with reduced investment returns resulted in a fourth quarter 2005 contribution of $3,850,000 to the plans resulting in the plans again being fully funded as compared to the accumulated benefit obligation of each of the plans.

Bairnco’s expected long-term rate of return on plan assets is based on historical returns of its investment funds as adjusted to reflect expectations of future returns taking into consideration forecasts of long term expected inflation rates. Bairnco’s expected long-term rate of return was 8.5% in 2005, 2004 and 2003 for each of the plans. Pension expense was $1,050,000, $1,100,000 and $1,344,000 in 2005, 2004 and 2003, respectively. The additional contribution made in 2003 coupled with the increased fair value of plan assets as of November 30, 2003 due to improved asset performance resulted in a reduction in pension expense in 2004 of $244,000, to $1.1 million. Due to the planned end of March 2006 freeze of the Plan, pension expense in 2006 for the Plan and the two hourly employees pension plans is expected to be approximately $320,000. Employer contributions to the Bairnco 401(k) plan will be initiated on April 1, 2006 and are expected to approximate $700,000 in 2006.

Bairnco made $7,304,000 of capital expenditures in 2005 as compared to plan of approximately $12.0 million. Capital expenditures were focused on equipment replacements, expenditures associated with the new China and Mexico facilities, and the acquisition of the Corporation’s new information systems software. Total capital expenditures planned for 2006 are approximately $9.3 million and depreciation is estimated to be approximately $7.9 million. These capital expenditures are associated with the construction of the new manufacturing facility in China, along with ongoing cost reduction initiatives and necessary equipment replacements, and the continued implementation of new information systems software. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

During 2005, Bairnco repurchased 231,868 shares of its common stock on the open market at a total cost of $2,349,000. The diluted average number of shares outstanding at December 31, 2005 was 7,613,000, a 0.6% increase from the 7,569,000 diluted average shares outstanding at December 31, 2004. Subsequent to year end, the Board authorized an additional $2.3 million bringing the total to $5,000,000 as available for management to continue its stock repurchase program in 2006 subject to market conditions and the capital requirements of the business.

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

The Corporation wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact earnings for the year ended December 31, 2006 and thereafter include many factors that are beyond the Corporation’s ability to control or estimate precisely. These risks and uncertainties include, but are not limited to, changes in US or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; the impact on production output and costs from the availability of energy sources and related pricing; changes in the pricing of the products of the Corporation or its competitors; the loss of a significant customer or supplier; disruptions in operations due to labor disputes; the market demand and acceptance of the Corporation’s existing and new products; the impact of competitive products; the volatility of the electronics market; changes in the market for raw or packaging materials which could impact the Corporation’s manufacturing costs; changes in the product mix; production delays or inefficiencies; the impact of low cost competition from China; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions; the costs and other effects of complying with environmental regulatory requirements; and losses due to natural disasters where the Corporation is self-insured.

While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation’s results of operations and financial condition, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of new information, future events or otherwise.

Litigation

Bairnco Corporation and its subsidiaries are defendants in a number of pending actions. Management of Bairnco believes that the disposition of these actions will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco and its subsidiaries as of December 31, 2005.

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

The valuation of our accounts receivable is reviewed on a monthly basis.  The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. During the past three years, the Corporation has experienced a significant reduction in its accounts receivable write-offs which has reduced the historical write-off percentages that are used to establish a general allowance for doubtful accounts. This change in experience has caused management to refine its methodology for estimating allowances for doubtful accounts and sales allowances to a more specific examination of accounts effective in 2005. When management becomes aware that a specific customer is not able to meet its financial obligations, the Corporation records a specific allowance that reflects the level of credit risk in the customer’s outstanding receivable balance. In addition, the Corporation established a general allowance based on certain percentages of its aged receivable balances.

The Corporation estimates losses for inventory shrinkage, and excess, slow move and obsolete inventory based on historical inventory shrink experience and on the aging of the inventory and the likelihood of recovering the inventory costs based on anticipated demand and selling price.

The consolidated balance sheets include significant amounts of long-lived assets and goodwill.  Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While management continues to review and analyze many factors that can impact business prospects in the future, the analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made.  Actual results could differ materially from these assumptions. Management’s judgments with regard to the Corporation’s future business prospects could impact whether or not impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

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

In November 2004, the FASB issued SFAS 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  The statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement was adopted effective January 1, 2005 and its provisions applied prospectively. The adoption of this statement had no impact on the Corporation’s financial position or results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payments (“SFAS 123R”). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement, as issued, is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, although earlier adoption is encouraged. The SEC announced on April 14, 2005 that it would provide for a phased-in implementation process for SFAS 123R, allowing issuers to adopt the fair value provisions no later than the beginning of the first fiscal year beginning after June 15, 2005. The Corporation adopted SFAS 123R effective January 1, 2006 and plans on using the modified-prospective method whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period.  The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement 123, as originally issued.  All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement 123R. The Corporation is currently evaluating the impact SFAS 123R will have on its financial position, results of operations, EPS, cash flows and disclosures.  Approximately 77% of the outstanding options were fully vested as of December 31, 2005 and together with the expected employee turnover will tend to reduce the overall impact of SFAS 123R.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles, and applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior period financial statements for a change in accounting principle. Previously, a change in accounting principle was recognized by including the change in net income in the period of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005. We are currently reviewing SFAS 154, and at the current time do not believe that SFAS 154 will have a material impact on our financial position, results of operations or cash flows.

Business Outlook

The outlook for 2006 is for improved sales and earnings for the year. We anticipate continuing modest growth in the economy and in selected served markets.

Management expects 2006 earnings to increase between 30% and 40%, weighted towards the second half of the year. Continued gradual improvement in Coated Materials’ new San Antonio plant should result in savings in excess of $1.5 million.  Kasco will not incur the $1.0 million of move and relocation costs associated with moving the production operations to Mexico or the $140,000 of redundancy costs incurred in France in the fourth quarter.  Kasco will begin to benefit from the lower cost Mexican operation and the expanding service business.  France will benefit from the absence of redundancy costs and a lower cost base.  The adverse impact of material cost increases in the fourth quarter will be offset by price increases early in 2006.  The startup on the new operation in China will incur expenses of approximately $500,000 in the first half of the year plus there will be inefficiencies as production shifts to the China plant during the second half of the year.  New products are expected to account for an increasing share of sales.  Continuous cost improvement programs are ongoing.

Oil and natural gas are the primary feed stocks for the majority of the materials we purchase to manufacture our products.  With the increase in oil prices we have seen significant increases in raw material prices, freight charges, and energy related costs. It appears that we will be able to increase selling prices to offset these cost increases in most served markets.

Internal cash generation should substantially meet our capital expenditure and working capital requirements.

Given Bairnco’s un-leveraged balance sheet and anticipated positive free cash flows after 2005, we will continue to pursue three independent and parallel courses of action: First, we will actively consider acquisition opportunities that fit with our existing businesses and which meet our return requirements. Second, we will continue to repurchase stock depending on the stock price. Third, we will continue to review our dividend policy.

The program to comply with Section 404 of Sarbanes Oxley is underway and management expects to be in compliance with the regulations on a timely basis.

Management is not aware of any adverse trends that would materially affect the Corporation’s financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risks relating to the Corporation's operations result primarily from changes in interest rates and changes in foreign currency exchange rates.

Impact of Interest Rates

The interest on the Corporation’s bank debt is floating and based on the prevailing market interest rates. For market rate based debt, interest rate changes generally do not affect the market value of the debt but do impact future interest expense and hence earnings and cash flows, assuming other factors remain unchanged. A theoretical one-percentage point change in market rates in effect on December 31, 2005 would change interest expense and hence change net income of the Corporation by approximately $62,000 per year.

The following table summarizes the principal cash outflows of the Corporation's financial instruments outstanding at December 31, 2005, categorized by type of instrument and by year of maturity. There have been no changes in market risk factors for the year ended December 31, 2005.

	2006	2007	2008	2009	Total	Fair Value
	(in thousands)
Short term debt	$2,233	$ --	$ --	$ --	$2,233	$2,233
Long term debt:
Revolving line of credit – domestic (5.3% - 5.35% interest rate)	--	--	3,500	--	3,500	3,500
Revolving line of credit – foreign (3.4% to 4.3% interest rate)	--	--	887	--	887	887
China loan facility (6.26% interest rate)	--	--	2,583	--	2,583	2,583
Note payable	100	100	--	--	200	199
Other foreign loan facility	34	--	--	--	34	34

Changes in the required discount rate used to value pension obligations had a significant impact on the Corporation’s cash outflows during 2005. The discount rate was reduced to 5.78% in 2005 from 6.1% in 2004 resulting in an increased benefit obligation and, along with reduced investment returns, caused a $3.85 million contribution to be made to the pension plans in order to fully fund the plans at November 30, 2005 (measurement date). Although the Corporation will freeze the Bairnco Corporation Retirement Plan effective the end of March 2006, the Corporation remains exposed to the effect of changing discount rates and the differences between its actual investment results and the actuarial assumptions on the Plan and the two hourly employee pension plans.

Impact of Foreign Currency Exchange Rates

The Corporation’s sales denominated in a currency other than U.S. dollars were approximately 19.6% of total sales for the year ended December 31, 2005.  Net assets maintained in a functional currency other than U.S. dollars at December 31, 2005 were approximately 10.7% of total net assets. The translation effect of changes in foreign currency exchange rates on the Corporation's revenues, earnings and net assets maintained in a functional currency other than U.S. dollars has not historically been significant.  At December 31, 2005, a 10% weaker U.S. dollar against the currencies of all foreign countries in which the Corporation had operations during 2005, would have resulted in an increase of revenues by $2.7 million, and an increase in operating profit by $128,000.  A 10% stronger U.S. dollar would have resulted in similar decreases to revenues and operating profit.

Section 303A.12(a) NYSE Disclosure Requirements

During 2005, the Company submitted to the NYSE an unqualified Section 12(a) CEO Certification dated April 22, 2005.

The Company also filed with the SEC the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as Exhibits 31.1 and 31.2 to the 2004 Annual Report on Form 10-K.

Quarterly Results of Operations (Unaudited)

(In thousands except market price and per share data)

	1st		2nd		3rd		4th		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Net Sales	$40,122	$42,577	$44,088	$41,700	$39,668	$40,675	$42,022	$40,544	$165,900	$165,496
Cost of sales	28,039	29,880	30,889	29,656	29,111	29,142	30,392	28,934	118,431	117,612
Gross Profit	12,083	12,697	13,199	12,044	10,557	11,533	11,630	11,610	47,469	47,884
Selling and
administrative expenses	10,515	10,564	10,845	10,109	10,189	10,156	10,329	8,998	41,878	39,827
Operating Profit	1,568	2,133	2,354	1,935	368	1,377	1,301	2,612	5,591	8,057
Interest expense, net	26	202	33	197	38	149	(43)	18	54	566
Income before income
taxes	1,542	1,931	2,321	1,738	330	1,228	1,344	2,594	5,537	7,491
Provision for income
taxes	540	676	812	608	115	368	470	720	1,937	2,372
Income from continuing
operations	1,002	1,255	1,509	1,130	215	860	874	1,874	3,600	5,119
Income from spun off Subsidiary	--	--	--	--	--	24,695	--	1,015	--	25,710
Net Income	$ 1,002	$ 1,255	$ 1,509	$ 1,130	$ 215	$25,555	$ 874	$ 2,889	$ 3,600	$ 30,829

Basic Earnings per share from Continuing Operations	$ 0.14	$ 0.17	$ 0.20	$ 0.15	$ 0.03	$ 0.12	$ 0.12	$ 0.25	$ 0.49	$ 0.70
Basic Earnings per share from Spun off Subsidiary	--	--	--	--	--	3.35	--	0.14	--	3.49
Basic Earnings per Share	$ 0.14	$ 0.17	$ 0.20	$ 0.15	$ 0.03	$ 3.47	$ 0.12	$ 0.39	$ 0.49	$ 4.19

Diluted Earnings per share from Continuing Operations	$ 0.13	$ 0.17	$ 0.20	$ 0.15	$ 0.03	$ 0.11	$ 0.12	$ 0.24	$ 0.47	$ 0.68
Diluted Earnings per share from Spun off Subsidiary	--	--	--	--	--	3.25	--	0.13	--	3.40
Diluted Earnings per Share	$ 0.13	$ 0.17	$ 0.20	$ 0.15	$ 0.03	$ 3.37	$ 0.12	$ 0.38	$ 0.47	$ 4.07

Basic Average Common Shares Outstanding	7,399	7,342	7,398	7,352	7,346	7,368	7,267	7,386	7,350	7,569
Diluted Average Common Shares Outstanding	7,675	7,431	7,654	7,515	7,612	7,587	7,493	7,660	7,613	7,569

Market Price:
High	$ 12.21	$ 7.24	$ 11.37	$ 9.00	$ 11.85	$ 11.80	$ 10.81	$ 11.90	$ 12.21	$ 11.90
Low	$ 10.41	$ 6.00	$ 9.90	$ 7.11	$ 10.20	$ 7.84	$ 8.66	$ 10.76	$ 8.66	$ 6.00

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bairnco Corporation:

We have audited the accompanying consolidated balance sheets of Bairnco Corporation and subsidiaries (collectively, the “Company”) (a Delaware Corporation) as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders’ investment and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Orlando, Florida

January 26, 2006

Report of Independent Registered Public Accounting Firm

To Bairnco Corporation:

We have audited the accompanying consolidated statements of income, comprehensive income, stockholders’ investment and cash flows of Bairnco Corporation (a Delaware Corporation) and subsidiaries for the year ended December 31, 2003.  Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Bairnco Corporation and subsidiaries for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Tampa, Florida
January 29, 2004

 CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2005, 2004 and 2003

Bairnco Corporation and Subsidiaries

	2005	2004	2003
Net Sales	$ 165,900,000	$ 165,496,000	$ 152,696,000
Cost of sales	118,431,000	117,612,000	109,825,000
Gross Profit	47,469,000	47,884,000	42,871,000
Selling and administrative expenses	41,878,000	39,827,000	38,248,000
Operating Profit	5,591,000	8,057,000	4,623,000
Interest expense, net	54,000	566,000	768,000
Income before Income Taxes	5,537,000	7,491,000	3,855,000
Provision for income taxes	1,937,000	2,372,000	1,206,000
Income from continuing operations	3,600,000	5,119,000	2,649,000
Income from spun off subsidiary	--	25,710,000	--
Net Income	$ 3,600,000	$ 30,829,000	$ 2,649,000

Basic Earnings per share from continuing operations	$ 0.49	$ 0.70	$ 0.36
Basic Earnings per share from spun off subsidiary	--	3.49	--
Basic Earnings per share of Common Stock	$ 0.49	$ 4.19	$ 0.36

Diluted Earnings per share from continuing operations	$ 0.47	$ 0.68	$ 0.36
Diluted Earnings per share from spun off subsidiary	--	3.40	--
Diluted Earnings per share of Common Stock	$ 0.47	$ 4.07	$ 0.36

Dividends per Share of Common Stock	$ 0.24	$ 0.21	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2005, 2004 and 2003

Bairnco Corporation and Subsidiaries

	2005	2004	2003
Net Income	$ 3,600,000	$ 30,829,000	$ 2,649,000
Other comprehensive income (loss):
Currency translation adjustment	(1,078,000)	775,000	1,493,000
Minimum pension liability adjustment, net of $6,000 tax in 2005; $3,500 tax in 2004; $7,000 tax in 2003	(12,000)	(6,000)	(13,000)
Comprehensive Income	$ 2,510,000	$ 31,598,000	$ 4,129,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

Bairnco Corporation and Subsidiaries

	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$ 5,313,000	$ 3,451,000
Accounts receivable, less allowances of $1,014,000 and $1,546,000, respectively	25,713,000	24,912,000
Inventories:
Raw materials and supplies	7,178,000	5,210,000
Work in process	8,939,000	7,268,000
Finished goods	11,114,000	12,486,000
	27,231,000	24,964,000
Deferred income taxes	3,305,000	3,518,000
Other current assets	4,082,000	4,184,000
Total current assets	65,644,000	61,029,000
Plant and Equipment, at cost:
Land	1,928,000	1,462,000
Buildings and leasehold interests and improvements	18,666,000	17,595,000
Machinery and equipment	99,275,000	98,177,000
	119,869,000	117,234,000
Less – Accumulated depreciation and amortization	(85,496,000)	(82,805,000)
	34,373,000	34,429,000
Cost in Excess of Net Assets of Purchased Businesses	14,439,000	14,542,000
Other Assets	11,312,000	8,781,000
	$ 125,768,000	$ 118,781,000
Liabilities and Stockholders’ Investment
Current Liabilities:
Short-term debt	$ 2,233,000	$ 1,030,000
Current maturities of long-term debt	134,000	663,000
Accounts payable	12,051,000	10,601,000
Accrued expenses	9,406,000	10,515,000
Total current liabilities	23,824,000	22,809,000
Long-Term Debt	7,069,000	231,000
Deferred Income Taxes	9,788,000	9,741,000
Other Liabilities	1,629,000	1,233,000
Commitments and Contingencies (Notes 2, 6 and 10)

Stockholders’ Investment:
Preferred stock, par value $.01, 5,000,000 shares authorized, none issued	--	--
Common stock, par value $.01; authorized 30,000,000 shares; 11,612,307 and 11,562,682 shares issued, respectively; 7,342,570 and 7,524,813 shares outstanding, respectively	116,000	116,000
Paid-in capital	51,611,000	51,222,000
Retained earnings	66,787,000	64,984,000
Unamortized cost of restricted stock awards	(504,000)	(442,000)
Accumulated Other Comprehensive Income (Loss):
Currency translation adjustment	2,615,000	3,693,000
Minimum pension liability adjustment, net of $40,500 and $34,500 income tax, respectively	(73,000)	(61,000)
Treasury stock, at cost, 4,269,737 and 4,037,869 shares, respectively	(37,094,000)	(34,745,000)
Total stockholders’ investment	83,458,000	84,767,000
	$ 125,768,000	$ 118,781,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005, 2004 and 2003

Bairnco Corporation and Subsidiaries

	2005	2004	2003
Cash Flows from Operating Activities:
Net income	$ 3,600,000	$ 30,829,000	$ 2,649,000
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	7,456,000	7,668,000	7,797,000
(Gain) loss on disposal of plant and equipment	72,000	(1,094,000)	90,000
Deferred income taxes	236,000	779,000	1,047,000
Change in current operating assets and liabilities:
Accounts receivable, net	(1,297,000)	(1,044,000)	31,000
Inventories	(2,847,000)	921,000	166,000
Other current assets	85,000	(888,000)	528,000
Accounts payable	1,679,000	372,000	(16,000)
Accrued expenses	(926,000)	(684,000)	(4,539,000)
Other	(2,527,000)	1,104,000	(2,879,000)
Net cash provided by operating activities	5,531,000	37,963,000	4,874,000

Cash Flows from Investing Activities:
Capital expenditures	(7,304,000)	(5,996,000)	(5,664,000)
Payment for purchased businesses, net of cash acquired	(6,000)	(67,000)	(1,900,000)
Proceeds from sale of plant and equipment	52,000	1,715,000	87,000
Net cash (used in) investing activities	(7,258,000)	(4,348,000)	(7,477,000)

Cash Flows from Financing Activities:
Net increase (decrease) in short-term debt	1,472,000	(901,000)	529,000
Proceeds from long-term debt	9,790,000	4,500,000	19,952,000
Long-term debt repayments	(3,579,000)	(33,598,000)	(16,657,000)
Payment of dividends	(1,812,000)	(1,489,000)	(1,478,000)
Purchase of treasury stock	(2,349,000)	--	--
Exercise of stock options	193,000	311,000	38,000
Net cash provided by (used in) financing activities	3,715,000	(31,177,000)	2,384,000

Effect of foreign currency exchange rate changes on cash and cash equivalents	(126,000)	217,000	310,000
Net increase in cash and cash equivalents	1,862,000	2,655,000	91,000
Cash and cash equivalents, beginning of year	3,451,000	796,000	705,000
Cash and cash equivalents, end of year	$ 5,313,000	$ 3,451,000	$ 796,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 107,000	$ 662,000	$ 783,000
Income taxes	$ 2,792,000	$ 1,730,000	$ 480,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 2005, 2004 and 2003

Bairnco Corporation and Subsidiaries

				Unamortized	Accumulated Other Comprehensive Income
				Cost of	Pension	Currency
	Common	Paid-in	Retained	Restricted	Liability	Translation	Treasury
	Stock	Capital	Earnings	Stock Awards	Adjustment	Adjustment	Stock

Balance, December 31, 2002	$114,000	$50,197,000	$34,567,000	$ --	$ (42,000)	$1,425,000	$(34,745,000)
Net income			2,649,000
Cash dividends ($.20 per share)			(1,487,000)
Issuance of 7,666 shares pursuant to exercise of stock options	--	38,000
Issuance of restricted stock (133,000 shares)	1,000	677,000		(678,000)
Earned compensation				102,000
Currency translation adjustment						1,493,000
Pension liability adjustment, net of $7,000 tax					(13,000)

Balance, December 31, 2003	$115,000	$50,912,000	$35,729,000	$ (576,000)	$ (55,000)	$2,918,000	$(34,745,000)
Net income			30,829,000
Cash dividends ($.21 per share)			(1,574,000)
Issuance of 50,208 shares pursuant to exercise of stock options	1,000	310,000
Earned compensation				134,000
Currency translation adjustment						775,000
Pension liability adjustment, net of $3,500 tax					(6,000)

Balance, December 31, 2004	$116,000	$51,222,000	$64,984,000	$(442,000)	$(61,000)	$3,693,000	$(34,745,000)
Net income			3,600,000
Cash dividends ($.24 per share)			(1,797,000)
Issuance of 29,625 shares pursuant to exercise of stock options		172,000
Issuance of restricted stock (20,000 shares)		217,000		(217,000)
Earned compensation				155,000
Acquisition of treasury stock (231,868 shares at cost)							(2,349,000)
Currency translation adjustment						(1,078,000)
Pension liability adjustment, net of $6,000 tax					(12,000)

Balance, December 31, 2005	$116,000	$51,611,000	$66,787,000	$(504,000)	$(73,000)	$2,615,000	$(37,094,000)

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

New accounting pronouncements:

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised 2003), Employers Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88, and 106 (“SFAS 132R”). The statement revised employers’ disclosures about pension plans and other postretirement benefit plans. SFAS 132R does not change the measurement or recognition of those plans required by SFAS 87, SFAS 88 and SFAS 106. The statement was adopted effective December 15, 2003 and the additional disclosures required by the statement about assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans are included in Note 8 to Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (“SFAS 151”).  SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement was adopted effective January 1, 2005 and its provisions applied prospectively. The adoption of this statement had no impact on the Corporation’s financial position or results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share Based Payments (“SFAS 123R”). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement, as issued, is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, although earlier adoption is encouraged. The SEC announced on April 14, 2005 that it would provide for a phased-in implementation process for SFAS 123R, allowing issuers to adopt the fair value provisions no later than the beginning of the first fiscal year beginning after June 15, 2005. The Corporation adopted SFAS 123R effective January 1, 2006 and plans on using the modified-prospective method whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period.  The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement 123, as originally issued.  All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement 123R. The Corporation is currently evaluating the impact SFAS 123R will have on its financial position, results of operations, EPS, cash flows and disclosures.  Approximately 77% of the outstanding options were fully vested as of December 31, 2005 and together with the expected employee turnover will tend to reduce the overall impact of SFAS 123R.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles, and applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior period financial statements for a change in accounting principle. Previously, a change in accounting principle was recognized by including the change in net income in the period of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Corporation is currently reviewing SFAS 154, and at the current time does not believe that SFAS 154 will have a material impact on the financial position, results of operations or cash flows.

Cash and cash equivalents:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with an original maturity of less than three months from date of purchase as cash and cash equivalents for the purposes of the consolidated financial statements. Of the $5,313,000 of cash and cash equivalents at December 31, 2005, $129,000 was denominated in Canadian dollars, $1,290,000 in British Pounds, $179,000 in Euros and $93,000 in Renminbis. Of the $3,451,000 of cash and cash equivalents at December 31, 2004, $310,000 was denominated in Canadian dollars, $309,000 in British Pounds, and $173,000 in Euros.

Accounts receivable and related allowances:

Credit is extended to customers based on an evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 days for domestic customers and 60 days for foreign customers and are stated at amounts due from customers net of an allowance for doubtful accounts.  Accounts outstanding longer than the contractual payment terms are considered past due. The Corporation makes judgments as to the collectibility of accounts receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts which adjusts gross trade accounts receivable downward to its net realizable value. Trade receivables are recorded net of allowances of $1,014,000 and $1,546,000 at December 31, 2005 and 2004, respectively.  To determine the allowance for sales returns, management uses historical trends to estimate future period product returns. The allowance for doubtful accounts is based on an analysis of all receivables for possible impairment issues, and historical write-off percentages. The Corporation writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.  The Corporation does not generally charge interest on past due receivables.

During the past three years, the Corporation has experienced a significant reduction in its accounts receivable write-offs which has reduced the historical write-off percentages that are used to establish a general allowance for doubtful accounts. This change in experience has caused management to refine its methodology for estimating allowances for doubtful accounts and sales allowances to a more specific examination of accounts effective in 2005. When management becomes aware that a specific customer is not able to meet its financial obligations, the Corporation records a specific allowance that reflects the level of credit risk in the customer’s outstanding receivable balance. In addition, the Corporation established a general allowance based on certain percentages of its aged receivable balances.

Changes in the Corporation’s allowance for doubtful accounts are as follows:

	2005	2004
Balance, beginning of year	$ 1,546,000	$ 1,358,000
Bad debt expense	--	877,000
Accounts written-off	(477,000)	(713,000)
Recoveries and other	(55,000)	24,000
Balance, end of year	$ 1,014,000	$ 1,546,000

Inventories:

Inventories are stated at the lower of cost or market. Inventory costs include material, labor and manufacturing overhead related to the purchase and production of inventories. Inventories are stated principally on a first-in, first-out basis. The Corporation provides estimated inventory allowances for shrinkage, excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.

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

Depreciation and amortization expense of $7,413,000, $7,629,000 and $7,774,000 was recognized during 2005, 2004 and 2003, respectively.

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of income.  The Corporation disposed of approximately $4.3 million and $3.2 million of fully depreciated assets that were no longer in use during the years ended December 31, 2005 and 2004, respectively.

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

The change in the carrying amount of cost in excess of net assets of purchased businesses (“goodwill”) for the years ended December 31, 2005 and 2004 is as follows:

	Arlon EM Segment	Arlon CM Segment	Kasco Segment	Total
Balance, December 31, 2003	$645,000	$6,577,000	$7,138,000	$14,360,000
Impact of contingent consideration earn-out (Note 2)	--	67,000	--	67,000
Impact of exchange rate fluctuations on foreign goodwill	--	--	115,000	115,000
Balance, December 31, 2004	$645,000	$6,644,000	$7,253,000	$14,542,000
Impact of contingent consideration earn-out (Note 2)	--	6,000	--	6,000
Impact of exchange rate fluctuations on foreign goodwill	--	--	(109,000)	(109,000)
Balance, December 31, 2005	$645,000	$6,650,000	$7,144,000	$14,439,000

Other identifiable intangible assets, net of amortization, are included in other assets and totaled $120,000 and $140,000 at December 31, 2005 and 2004, respectively, and are being amortized over their estimated lives, which generally range from three to ten years.  Amortization expense recognized was $43,000 during 2005, $39,000 during 2004 and $23,000 during 2003.

Impairment of long-lived assets:

The Corporation accounts for the impairment of long-lived assets under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Based on management’s annual evaluation, there was no impairment and no financial impact on the results of operations and financial position of the Corporation for the three year period ended December 31, 2005.

Revenue recognition:

Revenues are recognized when products are shipped or when services are rendered. Service revenues consist of repair and maintenance work performed on equipment used in the supermarket industry.

Shipping and handling costs:

Shipping and handling costs, such as freight to our customers' destinations, are included in selling and administrative expenses on the accompanying consolidated statements of operations. These costs, when included in the sales price charged to our customers, are recognized in net sales. Total shipping and handling costs included in selling and administrative expenses were approximately $4.5 million for the year ended December 31, 2005, $3.5 million for the year ended December 31, 2004 and $3.2 million for the year ended December 31, 2003.

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

The Corporation adopted the disclosure provisions of SFAS 148 as of December 31, 2002. In preparing these disclosures, the Corporation determined the values using the Black-Scholes model based on the following assumptions:

	For the Year Ended December 31,
	2005	2004	2003
Expected life	5.7 years	5.0 years	6.8 years
Volatility	27.3%	27.8%	27.5%
Risk-free interest rate	4.5%	4.5%	4.5%
Dividend yield	2.47%	2.34%	3.32%

Had SFAS 123 been implemented, the Corporation’s net income and earnings per share would have been reduced to the amounts indicated below for the years ended December 31, 2005, 2004 and 2003:

Year Ended December 31,
	2005	2004	2003
Net income:
As reported	$ 3,600,000	$ 30,829,000	$ 2,649,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43,000)	(39,000)	(48,000)
Pro forma	$ 3,557,000	$ 30,790,000	$ 2,601,000
Basic earnings per share:
As reported	$ 0.49	$ 4.19	$ 0.36
Pro forma	$ 0.48	$ 4.18	$ 0.35
Diluted earnings per share:
As reported	$ 0.47	$ 4.07	$ 0.36
Pro forma	$ 0.47	$ 4.07	$ 0.35

Restricted Stock Award Program:

During the second quarter 2003, the Compensation Committee of the Board of Directors (the “Committee”), approved a restricted stock award program under the Bairnco Corporation 2000 Stock Incentive Plan. The program provides long-term incentive rewards to key members of the senior management team to further ensure their retention as employees and the linkage of their performance to the long-term performance of the Corporation. Under this new program, the Committee granted 133,000 shares of restricted stock to officers and three key senior management members during the second quarter of 2003 and 20,000 shares of restricted stock to one key senior management member during the third quarter 2005. Under the terms of the restricted stock agreements, each employee must remain employed by the Corporation for a period of 5 years from the date of grant in order for the restricted stock to vest and the restrictions to be lifted. If employment is terminated prior to vesting for any reason other than death, disability or retirement, all restricted stock shall be forfeited immediately and returned to the Corporation.  In the event of a change in control, shares outstanding under the program would vest immediately.

The fair market value of the 133,000 shares at the date of award of $5.10 per share has been recorded as “Unamortized cost of restricted stock awards” (unearned compensation) and is shown, net of amortization, as a separate component of stockholders’ investment in the accompanying Consolidated Balance Sheets. The fair market value of the 20,000 shares at the date of award of $10.85 per share, are similarly reflected in the accompanying consolidated financial statements.  The unearned compensation is being amortized over the vesting period of the shares.  In accordance with APB Opinion 25, the Corporation will recognize a compensation charge over the vesting period equal to the fair market value of these shares on the date of the award.

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

Accounting for derivatives:

The Corporation’s French Kasco operation had forward exchange rate contracts used to cover trade payable needs for forecasted US and UK purchases in 2003.  The Corporation recognized $191,000 in exchange rate losses on open forward exchange rate contracts as of December 31, 2003. There were no open positions as of December 31, 2005 and 2004.

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

Reclassifications:

Certain reclassifications were made to prior year balances in order to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or stockholders’ investment.

(2) Acquisitions

On January 10, 2001, Bairnco purchased selected net assets (“Viscor”) of Viscor, Inc.  The terms of Viscor's asset purchase agreement provide for additional consideration to be paid by Bairnco if Viscor's results of operations exceed certain targeted levels. Such additional consideration is paid semi-annually in cash and is recorded when earned, by the achievement of certain targeted levels for the preceding six month period, as additional goodwill. The maximum amount of contingent consideration is approximately $4.5 million payable over the 5-year period ended December 31, 2005.  The Corporation recorded $6,000 and $67,000, respectively, in Cost in Excess as additional purchase price for the years ended December 31, 2005 and 2004. The cumulative additional consideration recorded as goodwill is approximately $1.0 million through December 31, 2005.

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

	2005	2004	2003
Basic Earnings per Common Share:

Net Income	$ 3,600,000	$ 30,829,000	$ 2,649,000
Average common shares outstanding	7,350,000	7,362,000	7,338,000
Basic Earnings Per Common Share	$ 0.49	$ 4.19	$ 0.36

Diluted Earnings per Common Share:

Net Income	$ 3,600,000	$ 30,829,000	$ 2,649,000

Average common shares outstanding	7,350,000	7,362,000	7,338,000
Dilutive effect of restricted stock	82,000	64,000	32,000
Common shares issuable in respect to options issued to employees with a dilutive effect	181,000	143,000	21,000
Total diluted common shares outstanding	7,613,000	7,569,000	7,391,000

Diluted Earnings Per Common Share	$ 0.47	$ 4.07	$ 0.36

Basic earnings per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year.  Diluted earnings per common share include the effect of all dilutive stock options and restricted stock shares.

(4)

Income Taxes

The components of income before income taxes and the provision (benefit) for domestic and foreign income taxes are as follows:

	2005	2004	2003
Income before Income Taxes:
Domestic (excluding income from spun off subsidiary)	$ 4,572,000	$ 5,616,000	$ 3,001,000
Foreign	965,000	1,875,000	854,000
Total Income before Income Taxes	$ 5,537,000	$ 7,491,000	$ 3,855,000

Provision (Benefit) for Income Taxes:
Domestic:
Currently payable	$ 1,191,000	$ 1,168,000	$ (240,000)
Deferred	318,000	776,000	1,044,000
Foreign:
Currently payable	480,000	408,000	355,000
Deferred	(52,000)	20,000	47,000
Total Provision for Income Taxes	$ 1,937,000	$ 2,372,000	$ 1,206,000

Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

	2005	2004
Current Deferred Tax Items:
Accrued expenses	$ 1,026,000	$ 1,230,000
Inventories	1,422,000	1,066,000
Receivables	377,000	477,000
Foreign tax credits	480,000	745,000
Net Current Deferred Tax Asset	3,305,000	3,518,000

Non-Current Deferred Tax Items:
Fixed assets	(6,762,000)	(6,516,000)
Pensions	(3,609,000)	(2,650,000)
Intangible assets	(62,000)	(20,000)
Foreign tax credits	1,197,000	--
Other	(552,000)	(555,000)
Net Non-Current Deferred Tax Liability	(9,788,000)	(9,741,000)

Net Deferred Tax Liability	$ (6,483,000)	$ (6,223,000)

Management expects that future operations will generate sufficient taxable income to realize the existing net temporary differences.  As a result, the Corporation has not recorded any valuation allowances against its deferred tax assets.

In 2005, 2004 and 2003 the Corporation's effective tax rates were 35.0%, 31.7% and 31.3%, respectively, of income before income taxes.  An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

	2005	2004	2003
Computed income taxes at statutory rate	$ 1,883,000	$ 2,547,000	$ 1,311,000
State and local taxes, net of federal tax benefit	214,000	52,000	67,000
Dividend income	141,000	636,000	65,000
Foreign income taxed at different rates	100,000	(210,000)	112,000
Tax credits	(167,000)	(636,000)	--
Benefit of Extraterritorial Income Exclusion	(315,000)	(416,000)	(335,000)
Meals and entertainment	43,000	58,000	67,000
Other, net	38,000	341,000	(81,000)
Provision for Income Taxes	$ 1,937,000	$ 2,372,000	$ 1,206,000

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Act") was signed into law.  The Act creates a temporary incentive for US multinationals to repatriate accumulated income earned outside the US at an effective tax rate of 5.25%.  To take advantage of the temporary incentive, the Corporation repatriated $1,826,000 of foreign earnings under the Act. The additional US tax liability as a result of repatriating earnings under the Act is $141,000.

The rate reconciling item of $167,000 for tax credits is an estimate of the amount of foreign tax credits that were repatriated with the earnings under the Act.  The Corporation cannot use the foreign tax credits repatriated under the Act or net operating loss carry forwards to reduce the taxable earnings repatriated under the Act. The Corporation expects to use the foreign tax credits repatriated under the Act in future years to offset future US tax. The foreign tax credits that may be utilized to reduce the Corporation’s US tax liability is limited to the amount of total US tax multiplied by the proportion of foreign source income to total worldwide income in future years. The Corporation’s foreign tax credits will begin to expire in 2011 and continue through 2015.

In addition to the foreign earnings repatriated under the Act, the Corporation also repatriated $732,600 of previously taxed earnings during the year. In January 2006, the Corporation repatriated an additional $977,000 of previously taxed earnings. The previously taxed earnings repatriated in 2005 and in January 2006 are not subject to tax in the US. With the repatriation of the previously taxed earnings in January 2006, the Corporation has exhausted its pool of previously taxed earnings that were available to bring back to the US.

The repatriation of earnings under the Act is not allowed beyond 2005. In the absence of similar incentives to repatriate foreign earnings, Management does not expect to repatriate foreign earnings in future years.  Through December 31, 2005, the Corporation has approximately $4.7 million of foreign earnings that are considered to be permanently reinvested outside of the US. Since these amounts are considered permanently reinvested, the Corporation has not provided deferred taxes on the remaining foreign earnings.

Effective January 1, 2002, the Internal Revenue Service (“IRS”) eliminated all tax benefits associated with Foreign Sales Corporations, and the Bairnco FSC dissolved accordingly.  As a replacement tax benefit for exporters, the IRS enacted the Extraterritorial Income Exclusion, a statutory exclusion from taxable income. The income exclusion is calculated based on a percentage of foreign trade income and use of a non-US entity is not required to get the benefit of the exclusion. Effective January 1, 2005, the Extraterritorial Income Exclusion began a phase-out which will be completed in 2007. For transactions during 2005 and 2006, the income exclusion is 80% and 60% of the exclusion otherwise allowed, respectively. The Corporation expects to receive a reduced benefit of $315,000 under the Extraterritorial Income Exclusion in 2005.

The Corporation’s consolidated income tax returns have been audited by the IRS through the year ended December 31, 2002, and no other years are currently under audit. The tax returns for the years ending December 31, 2003, 2004 and 2005 are Bairnco’s only remaining unexamined tax returns filed in an open year.

(5)

Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2005 and 2004, respectively:

	2005	2004

Salaries and wages	$ 2,354,000	$ 2,404,000
Income taxes	54,000	624,000
Insurance	2,300,000	2,709,000
Other accrued expenses	4,698,000	4,778,000
Total accrued expenses	$ 9,406,000	$10,515,000

(6)

Debt and Lease Commitments

Long-term debt consisted of the following as of December 31, 2005 and 2004, respectively:

	2005	2004

Revolving credit notes under Credit Facility	$4,387,000	$483,000
Non-interest bearing note payable (Note 2)	199,000	291,000
Other foreign loan facility	2,617,000	120,000

Less: Current maturities	134,000	663,000
Total	$7,069,000	$231,000

The Corporation has a $25 million, three year, unsecured revolving Credit Facility (“Credit Facility”) led by Bank of America, N.A. which includes Wachovia Bank. The Credit Facility has an expiration date of April 30, 2008 and replaces a prior credit agreement which expired April 22, 2005. The Credit Facility permits a maximum loan commitment of $25 million. Total letter of credit commitments under the Credit Facility may not exceed $13 million.

At December 31, 2005, $4,387,000 of revolving credit notes were outstanding and included in long-term debt, which represents $3,500,000 domestic and $887,000 foreign borrowings. In addition, approximately $5.1 million of irrevocable standby letters of credit were outstanding under the Credit Facility, which are not reflected in the accompanying consolidated financial statements. $2.5 million of the letters of credit guarantee various insurance activities and $2.2 million represents a letter of credit securing borrowing for the China manufacturing facility. An outstanding $0.4 million letter of credit guarantees a short-term operating credit line for the China fabrication center. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates, as selected by the Corporation at the time of the borrowing. Interest rates on revolving credit notes outstanding at December 31, 2005, averaged 5.35% on domestic borrowings and 4.27% on foreign borrowings. A commitment fee is paid on the unused portion of the total credit facility. As of December 31, 2005, approximately $13.9 million was available for borrowing under the Credit Agreement.

The Credit Agreement contains covenants, which require the Corporation to meet minimum fixed charge coverage ratios, and which limit the ratio of funded debt to EBITDA as defined in the Credit Agreement.  At December 31, 2005, the Corporation was in compliance with all covenants contained in the Credit Agreement.

The Corporation has other short-term debt outstanding due in 2006 which consists of lines of credit with domestic and foreign financial institutions to meet short-term working capital needs. Outstanding domestic borrowings totaled $1,556,000 at December 31, 2005 at a rate of 5.75%. Outstanding foreign short-term borrowings totaled $677,000 and $1,030,000 at December 31, 2005 and 2004, respectively. Of the $677,000 outstanding at December 31, 2005, all is denominated in Euros with rates of 2.92% to 3.95%.

The annual maturity requirements for long-term debt due after December 31, 2006, are summarized as follows:

Year Ended December 31,
2007	$99,000
2008	6,970,000
Total long-term debt	$7,069,000

Leases:

The Corporation leases certain property and equipment under various operating lease arrangements that expire over the next 8 years. Future minimum lease payments under scheduled operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year Ended December 31,
2006	$ 2,716,000
2007	2,423,000
2008	1,880,000
2009	1,602,000
2010	1,282,000
2011 and thereafter	3,808,000
Total minimum payments	$13,711,000

Rent expense for all operating leases amounted to approximately $3.1 million, $3.2 million, and $3.1 million for the years ended December 31, 2005, 2004, and 2003 respectively.

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

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 166,667 shares of common stock at option prices equal to the fair market value on the date of grant.  Half of these performance options became exercisable as a result of the Corporation’s earnings performance in 1995. The remaining half became fully exercisable on May 31, 2000. These options remain exercisable for ten years from the date they first became exercisable. On January 23, 2006, 83,333 of these options were exercised.

Changes in the stock options granted under the 1990 Plan during 2005, 2004 and 2003 were as follows:

	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	271,244	$6.25	324,160	$6.27	440,216	$6.22
Exercised	(19,000)	5.85	(39,058)	6.19	(7,666)	5.03
Canceled	(7,075)	7.10	(13,858)	6.91	(108,390)	6.14
Outstanding at end of year	245,169	$6.26	271,244	$6.25	324,160	$6.27

Exercisable at end of year	245,169	$6.26	271,244	$6.25	322,460	$6.27

No shares were available for grants under the 1990 Plan as of December 31, 2005, 2004 and 2003. The weighted average remaining life of the 245,169 options outstanding at December 31, 2005 was 3.0 years.

Changes in the stock options granted under the 2000 Plan during 2005, 2004 and 2003 were as follows:

	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	170,025	$5.92	162,400	$5.57	80,500	$6.22
Granted	27,450	10.78	20,250	8.79	89,050	5.05
Exercised	(10,625)	5.81	(11,150)	6.10	--	--
Canceled	(11,175)	7.74	(1,475)	5.53	(7,150)	6.38
Outstanding at end of year	175,675	$6.57	170,025	$5.92	162,400	$5.57

Exercisable at end of year	98,465	$5.79	68,607	$5.94	34,280	$6.56

At December 31, 2005, 2004 and 2003, 552,550, 568,825 and 587,600 shares, respectively, were available for option grants under the 2000 Plan.  The weighted-average remaining life of the 175,675 options outstanding at December 31, 2005 was 9.5 years.

As of December 31, 2005, outstanding options have the following ranges of exercise prices and weighted average remaining lives:

	Ranges of Exercise Prices
	$3.38 to $5.70	$5.71 to $8.40	$8.41 to $11.92	All Ranges
Outstanding stock options:
Number of options	114,602	255,542	50,700	420,844
Weighted average exercise price	$5.09	$6.21	$10.24	$6.39
Weighted average remaining life	8.7 years	3.5 years	9.8 years	5.7 years
Exercisable stock options:
Number of options	75,922	252,265	15,447	343,634
Weighted average exercise price	$5.09	$6.21	$9.88	$6.13
Weighted average remaining life	7.9 years	3.4 years	5.5 years	4.5 years

There were no charges to income in connection with stock option grants or exercises during 2005, 2004 and 2003.

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

The Corporation’s Canadian subsidiary provides retirement benefits for its employees through a defined contribution plan. The plan was converted from a defined benefit plan in 1993 and, upon conversion a surplus was generated that is maintained in a separate holding account to fund the employer portion of contributions. As of December 31, 2005 and 2004, the plan had approximately $2.1 million and $1.9 million, respectively, in the holding account. The employer portion of contributions for 2005 and 2004 was $57,000 and $55,000, respectively.  The Corporation's European subsidiaries provide retirement benefits for employees consistent with local practices. The foreign plans are not significant in the aggregate and therefore are not included in the following disclosures.

The Corporation’s measurement date of its US pension plans is November 30th. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with plan assets in excess of accumulated benefit obligations were $44,313,000, $41,382,000 and $41,792,000, respectively, at November 30, 2005, and $40,673,000, $37,944,000 and $38,973,000, respectively, at November 30, 2004.  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $660,000, $660,000 and $0, respectively, at November 30, 2005, and $631,000, $631,000 and $0, respectively, at November 30, 2004.

The following table describes the funded status of US pension plans:

	2005	2004
Change in Benefit Obligation:
Benefit obligation at November 30, 2004 and 2003, respectively	$ 41,304,000	$ 38,638,000
Service cost	1,062,000	1,007,000
Interest cost	2,483,000	2,384,000
Actuarial loss	2,522,000	1,373,000
Benefits paid	(2,398,000)	(2,098,000)
Benefit obligation at November 30, 2005 and 2004, respectively	44,973,000	41,304,000

Change in Plan Assets:
Fair value of plan assets at November 30, 2004 and 2003, respectively	38,973,000	36,000,000
Actual return on plan assets	1,345,000	4,740,000
Employer contributions	3,850,000	310,000
Benefits paid	(2,376,000)	(2,077,000)
Fair value of plan assets at November 30, 2005 and 2004, respectively	41,792,000	38,973,000

Funded status	(3,181,000)	(2,331,000)
Unrecognized net transition obligation	--	3,000
Unrecognized prior service cost	185,000	267,000
Unrecognized net actuarial loss	13,695,000	9,944,000
Prepaid pension costs at November 30, 2005 and 2004, respectively	10,699,000	7,883,000
December accruals	(88,000)	(92,000)
December contributions	2,000	2,000
Prepaid pension costs at year end	$ 10,613,000	$ 7,793,000

The prepaid pension costs noted above are included in Other Assets in the accompanying Consolidated Balance Sheets as of December 31, 2005 and 2004.

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US salaried employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2005	2004	2005	2004
Discount rate	6.1%	6.25%	5.78%	6.1%
Salary increase	3.5%	3.5%	3.5%	3.5%
Long-term rate of return	8.5%	8.5%	(Not applicable)	(Not applicable)

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US hourly employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2005	2004	2005	2004
Discount rate	6.1%	6.25%	5.78%	6.1%
Salary increase	(Not applicable)	(Not applicable)	(Not applicable)	(Not applicable)
Long-term rate of return	8.5%	8.5%	(Not applicable)	(Not applicable)

Amounts recognized in the consolidated balance sheets of the Corporation consist of the following:

	2005	2004

Prepaid benefit cost	$11,245,000	$8,418,000
Accrued benefit liability	(660,000)	(631,000)
Intangible asset	--	--
Accumulated other comprehensive income	114,000	96,000
Net amount recognized at November 30	10,699,000	7,883,000
December accruals	(88,000)	(92,000)
December contributions	2,000	2,000
Net amount recognized at December 31	$10,613,000	$7,793,000

Net periodic pension cost for the US plans included the following for the years ended December 31:

	2005	2004	2003

Service cost-benefits earned during the year	$ 1,065,000	$ 1,020,000	$ 863,000
Interest cost on projected benefit obligation	2,491,000	2,389,000	2,325,000
Expected return on plan assets	(3,250,000)	(3,056,000)	(2,555,000)
Amortization of net obligation at date of transition	--	32,000	32,000
Amortization of prior service cost	56,000	49,000	49,000
Amortization of accumulated losses	595,000	666,000	630,000
Curtailment loss	93,000	--	--
Net periodic pension cost	$ 1,050,000	$ 1,100,000	$ 1,344,000

The major categories of plan assets as of November 30, 2005 and 2004 were as follows:

	2005		2004
Major Categories	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets
Equity funds	$ 26,935,000	64.5%	$ 27,216,000	69.8%
Fixed income funds	10,658,000	25.5%	11,096,000	28.5%
Cash and cash equivalents	4,199,000	10.0%	661,000	1.7%
Total	$ 41,792,000		$ 38,973,000

At the end of November 2005, the Corporation made a $3.85 million contribution to the Bairnco Corporation Retirement Plan and the two hourly employee pension plans which resulted in these plans being fully funded as compared to the accumulated benefit obligation of each plan. This contribution was included in the fair value of plan assets as cash and cash equivalents as of November 30, 2005.

Effective the end of March 2006, Bairnco will freeze the Bairnco Corporation Retirement Plan and initiate employer contributions to its 401(k) plan.  A base contribution of 1% of pay will be made to each participant’s account, plus the Corporation will match 50% of up to 4% of pay contributed by the employee. Employer contributions to the 401(k) plan in 2006 are estimated at $700,000.

Assuming no adverse changes in 2006 to the discount rate used for measuring the benefit obligation and assuming the rate of return on assets equals or exceeds the actuarial assumption, then the Corporation is expected to contribute to the US plans in 2006 an amount not to exceed its expected pension expense of approximately $320,000.

Expected benefit payments for each of the next five years and for years six through ten are as follows:

Fiscal Year	Amount
2006	$2,361,000
2007	2,394,000
2008	2,485,000
2009	2,569,000
2010	2,627,000
2011 through 2015	$14,842,000

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

Financial information about the Corporation’s operating segments for the years ended December 31, 2005, 2004 and 2003 is as follows:

		Operating		Capital	Depreciation/
	Net Sales	Profit (Loss)	Assets	Expenditures	Amortization

2005
Arlon EM	$ 53,741,000	$ 6,774,000	$ 31,035,000	$ 3,380,000	$ 2,360,000
Arlon CM	68,218,000	2,232,000	45,932,000	420,000	2,770,000
Kasco	43,941,000	354,000	30,436,000	2,818,000	2,014,000
Headquarters	--	(3,769,000)	18,365,000	686,000	312,000
Total	$165,900,000	$ 5,591,000	$125,768,000	$ 7,304,000	$ 7,456,000
2004
Arlon EM	$ 51,274,000	$ 6,656,000	$ 24,283,000	$ 1,403,000	$ 2,412,000
Arlon CM	71,752,000	3,798,000	46,262,000	2,467,000	2,567,000
Kasco	42,470,000	1,585,000	30,290,000	1,258,000	2,610,000
Headquarters	--	(3,982,000)	17,946,000	868,000	79,000
Total	$165,496,000	$ 8,057,000	$118,781,000	$ 5,996,000	$ 7,668,000

2003
Arlon EM	$ 44,540,000	$ 4,408,000	$ 24,424,000	$ 507,000	$ 2,437,000
Arlon CM	68,521,000	3,103,000	47,875,000	3,405,000	2,509,000
Kasco	39,635,000	39,000	29,838,000	1,690,000	2,719,000
Headquarters	--	(2,927,000)	16,092,000	62,000	132,000
Total	$152,696,000	$ 4,623,000	$118,229,000	$ 5,664,000	$ 7,797,000

The Corporation has operations in Canada, Mexico, China and several European countries. Information about the Corporation’s operations by geographical area for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Sales to External Customers	Long-lived Segment Assets
2005
United States	$138,657,000	$56,078,000
France	14,095,000	285,000
Other Foreign	13,148,000	3,761,000

2004
United States	$139,148,000	$53,482,000
France	14,544,000	395,000
Other Foreign	11,804,000	3,875,000

2003
United States	$128,231,000	$56,159,000
France	13,456,000	430,000
Other Foreign	11,009,000	3,944,000

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

A second lawsuit by these trustees against Bairnco (the “NOL Lawsuit”), involving a dispute over federal income tax refunds that had been held in escrow since the 1990s, was settled in September 2004. Pursuant to a settlement agreement dated September 10, 2004, Bairnco received $24,695,000 (about 70 percent of the escrowed funds), and the NOL Lawsuit was dismissed with prejudice. Subsequent to December 31, 2004, a review of tax information on the settlement of the NOL Lawsuit resulted in a $1,015,000 tax receivable and related income which, along with the $24,695,000 settlement, is included in Income from Spun off Subsidiary in the accompanying Consolidated Statements of Income.

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

Bairnco Corporation and its subsidiaries are defendants in a number of other pending actions.  Management of Bairnco believes that the disposition of these other actions will not have a material adverse effect on the consolidated results of operations or the financial position of Bairnco and its subsidiaries as of December 31, 2005.

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

200 S. Orange Avenue, Suite 2050

Orlando, Florida 32801

(407) 481-5100

www.grantthornton.com

Stock Listing

Bairnco common stock is listed on the New York Stock Exchange.

Symbol - BZ

Annual Meeting

The annual stockholders meeting will be held at Bairnco’s Corporate Office on April 20, 2006 at 9:00 a.m.

Form 10-K

Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information

Contact Kenneth L. Bayne, Chief Financial Officer, Bairnco Corporation

(407) 875-2222, extension 227.

BAIRNCO CORPORATION

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

407-875-2222

FAX 407-875-3398

www.bairnco.com