Form 10-K, Exhibit 13
period 2006-12-31
BAIRNCO CORP /DE/
filed 2007-03-16
CIK 350750

BAIRNCO CORPORATION

2006 ANNUAL REPORT

#

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

•

Have fun – enjoy your work and your life

#

CONTENTS

Financial Highlights	3
Letter to Our Stockholders	5
Arlon Electronic Materials	9
Arlon Coated Materials	10
Kasco Replacement Products & Services	12
Directors and Management	14
Financial History	15
Management's Discussion and Analysis	16
Quarterly Results of Operations	28
Management’s Report on Internal Control over Financial Reporting	29
Reports of Independent Registered Public Accounting Firm	30
Consolidated Financial Statements	32
Notes to Consolidated Financial Statements	37

#

FINANCIAL HIGHLIGHTS

				Percentage Change
(In thousands except per share data)	2006	2005	2004	06/05	05/04
Net Sales	$ 178,828	$ 165,900	$ 165,496	7.8%	0.0%

Operating Profit (a)	$ 6,066	$ 5,591	$ 8,057	8.5%	(30.6%)

Income from continuing operations (b)	$ 4,962	$ 3,600	$ 5,119	37.8%	(29.7%)

Income from spun off subsidiary	$ --	$ --	$ 25,710	--	--

Net Income (b)	$ 4,962	$ 3,600	$ 30,829	37.8%	(88.3%)

Diluted Earnings per share from continuing operations	$ 0.67	$ 0.47	$ 0.68	42.6%	(30.9%)

Diluted Earnings per share from spun off subsidiary	$ --	$ --	$ 3.40	--	--

Diluted Earnings per Share	$ 0.67	$ 0.47	$ 4.07	42.6%	(88.5%)

Cash Dividends per Share	$ 0.26	$ 0.24	$ 0.21	8.3%	14.3%

Stockholders' Investment per Weighted Average Diluted Common Shares Outstanding	$ 10.99	$ 10.96	$ 11.20	0.3%	(2.1%)

Total Assets	$ 138,628	$ 125,768	$ 118,781	10.2%	5.9%

Stockholders' Investment	$ 81,170	$ 83,458	$ 84,767	(2.7%)	(1.5%)

Weighted Average Diluted Common Shares Outstanding	7,387	7,613	7,569	(3.0%)	0.6%

(a)

Includes pre-tax gain on sale of facility of $1.2 million in 2004 and Offer Fees* of $2.2 million in 2006.

(b)

Includes gain on sale of facility of $0.8 million, net of tax, in 2004, and Offer Fees of $1.4 million, net of tax benefit, and Property Tax Benefit** of $1.6 million, in 2006.

*

Whenever referred to in this Annual Report, Offer Fees relates to those legal, investment banking and other fees incurred in connection with Steel Partners II, L.P. unsolicited cash tender offer for all of the outstanding common stock of the Corporation (refer to Management’s Discussion and Analysis).

**

Whenever referred to in this Annual Report, Property Tax Benefit relates to the income tax benefit resulting from the increase in basis for income tax accounting purposes in certain real property and related improvements acquired as part of an asset purchase in 1989 (refer to Management’s Discussion and Analysis and Note 4 to Consolidated Financial Statements).

#

Reconciliation of GAAP to Non-GAAP Financial Measures Table

Management believes that excluding the unusual Offer Fees and the Property Tax Benefit more clearly reflects the performance of the Company and allows management and the Company's stockholders to evaluate and compare core operating results from ongoing operations across periods in a more meaningful and consistent manner. The following table reconciles certain Generally Accepted Accounting Principles (“GAAP”) financial measures with the non-GAAP financial measures discussed below and in Management’s Discussion and Analysis on pages 10 through 20 of this Annual Report for the years ended December 31, 2002 through December 31, 2006. The non-GAAP financial measures exclude the Offer Fees and the Property Tax Benefit.

	Year Ended December 31,
	2006	2005	2004	2003	2002
Selling and Administrative Expenses	$47,484,000	$41,878,000	$39,827,000	$38,248,000	$42,189,000
Offer Fees	(2,225,000)	--	--	--	--
Provision for Litigation Costs	--	--	--	--	(4,000,000)
Gain on Sale of Facility	--	--	1,196,000	--	496,000
Adjusted Selling and Administrative Expenses	$45,259,000	$41,878,000	$41,023,000	$38,248,000	$38,685,000

Operating Profit	$6,066,000	$5,591,000	$8,057,000	$4,623,000	$2,802,000
Offer Fees	2,225,000	--	--	--	--
Provision for Litigation Costs	--	--	--	--	4,000,000
Gain on Sale of Facility	--	--	(1,196,000)	--	(496,000)
Adjusted Operating Profit *	$8,291,000	$5,591,000	$6,861,000	$4,623,000	$6,306,000

Income from Continuing Operations	$4,962,000	$3,600,000	$5,119,000	$2,649,000	$1,361,000
Offer Fees, net of ($857,000) of tax benefit	1,368,000	--	--	--	--
Provision for Litigation Costs, net of ($1,360,000) of tax benefit	--	--	--	--	2,640,000
Gain on Sale of Facility, net of $406,000 of tax in 2004 and $169,000 of tax in 2002	--	--	(790,000)	--	(327,000)
Property Tax Benefit	(1,554,000)	--	--	--	--
Adjusted Income from Continuing Operations *	$4,776,000	$3,600,000	$4,329,000	$2,649,000	$3,674,000

Diluted Earnings per Share from Continuing Operations	$0.67	$0.47	$0.68	$0.36	$0.19
Impact on diluted earnings per share from continuing operations of Offer Fees	0.19	--	--	--	--
Impact on diluted earnings per share from continuing operations of Provision for Litigation Costs	--	--	--	--	0.36
Impact on diluted earnings per share from continuing operations of Gain on Sale of Facility	--	--	(0.10)	--	(0.05)
Impact on diluted earnings per share from continuing operations of the Property Tax Benefit	(0.21)	--	--	--	--
Adjusted Diluted Earnings per Share from Continuing Operations *	$0.65	$0.47	$0.58	$0.36	$0.50

* The terms “Adjusted Selling and Administrative Expenses”, “Adjusted Operating Profit”, “Adjusted Income from Continuing Operations” and “Adjusted Diluted Earnings per Share from Continuing Operations” as depicted are non-GAAP financial measures and reflect Selling and Administrative Expenses, Operating Profit, Income from Continuing Operations and Diluted Earnings per Share from Continuing Operations of the Corporation excluding the impact of Offer Fees, provisions for litigation costs, gain on sale of facilities, and the Property Tax Benefit as shown in the Reconciliation of GAAP to Non-GAAP Financial Measures Table.

#

LETTER TO OUR STOCKHOLDERS

2006 was a year of improved operating results as compared to 2005 and was consistent with our guidance for the year.  In the fourth quarter, we completed the strategic acquisition of Atlanta Sharptech, which was accretive to the fourth quarter earnings and will be accretive to the 2007 earnings.  Earnings per share increased 38.3% to $.65 from $.47 last year excluding the impact of professional fees in 2006 related to Steel’s tender offer and the tax benefits in 2006 from an increased basis for income tax accounting purposes in certain real property and related improvements.

The positive trends in our business, combined with on-going cost improvement programs and the acquisition of Atlanta Sharptech led to a forecasted earnings per share range for 2007 of $1.10 to $1.20.

In January 2007, the Board of Directors approved an increase of 43% in the quarterly cash dividend to $.10 per share from $.07 per share.  The Board increased the dividend based on Bairnco’s strong financial condition, the demonstrated contributions from the Atlanta Sharptech acquisition in the fourth quarter and the positive outlook for the Company’s performance.

In February 2007, Bairnco entered into a definitive agreement under which BZ Acquisition Corp., an affiliate of Steel Partners II, L.P. (“Steel Partners II”), will amend its existing tender offer to acquire all of Bairnco’s outstanding common shares at an increased price of $13.50 per share in cash.  We are pleased that we have been able to reach this agreement with Steel Partners II.  Since Steel Partners II’s initial tender offer in June of 2006, your Board has evaluated Bairnco’s internal growth plans and had Lazard explore alternative strategic options.  Through it all, our objective has been to maximize shareholder value, and we firmly believe we have accomplished that through this agreement with Steel Partners II.

Financial Results

Sales for the year-ended December 31, 2006 increased 7.8% to $178,828,000 from $165,900,000 in 2005.  Arlon Electronic Material sales increased 13.3% with solid growth in the electronics and certain industrial markets.  Arlon Coated Materials sales decreased 1.6% as strong growth in the digital print market was offset by weaknesses in other domestic graphic markets, automotive and certain industrial markets.  Kasco sales increased 15.7% as compared to last year as Kasco’s North American sales continue to show strong service and repair revenues and equipment sales in addition to the Atlanta Sharptech acquisition.  Kasco European operations also showed improved operating results both in local currency and from the positive currency translation effective the weaker U.S. dollar versus the British Pound and the Euro.

Gross profit increased 12.8% to $53,550,000 in 2006 from $47,469,000 in 2005 on increased sales.  The gross profit margin as a percent of sales increased to 29.9% from 28.6%.  The gross margin improved from the inclusion of the higher margin Atlanta revenues, which were partially offset by the Arlon Coated Materials sales mix shift to the lower margin digital print products.  Relocation and closing costs were $377,000 in 2006 and $1,127,000 in 2005.

Excluding the Offer Fees, selling and administrative expenses increased 8.1% to $45,259,000 from $41,878,000 primarily as a result of sales growth and the inclusion of Atlanta, which has a higher fundamental ratio of SG&A to sales than the non-service businesses.  As a percent of sales, selling and administrative expenses remained relatively flat at 25.3% in 2006 as compared to 25.2% in 2005.  2006 includes $228,000 of expenses related to the start-up of the China plant as compared to $389,000 in 2005.  2005 also includes $140,000 of redundancy costs related to terminations at Kasco’s French operations.  Including Offer Fees of $2,225,000, selling and administrative expenses increased to $47,484,000 from $41,878,000 in 2005.

Excluding the Offer Fees, operating profit increased 48.3% to $8,291,000 from $5,591,000 in 2005.  Arlon’s Electronic Materials operating profit increased 34.6% to $9,121,000 from $6,774,000 on increased sales and improved factory performance.  Arlon’s Coated Materials operating profit decreased 48.4% to $1,152,000 from $2,232,000 in 2005 as a result of lower sales volume and the change in mix.  Kasco’s operating profit increased $2,050,000 to $2,404,000 from $354,000 in 2005 resulting from the contribution of the Atlanta SharpTech acquisition, and the non-recurrence of $987,000 of relocation and start-up expenses for Mexico, $140,000 of redundancy costs at its French operations and certain factory inefficiencies associated with the Mexico plant that were not considered as part of the relocation and start-up expenses in 2005.

Net interest expense increased to $712,000 in 2006 as compared to $54,000 in 2005 due to the increased outstanding borrowings for the Atlanta SharpTech acquisition and increased interest rates.

Excluding the Property Tax Benefit, the effective tax rate in 2006 was 36.3% as compared to 35.0% in 2005.  The effective tax rate including the Property Tax Benefit was 7.3% in 2006.

Net income increased to $4,962,000 in 2006 from $3,600,000 in 2005 and diluted earnings per share increased to $0.67 in 2006 from $0.47 in 2005.  Excluding the impact of the Offer Fees and the related tax benefit, and the Property Tax Benefit, net income in 2006 increased 32.7% to $4,776,000 and diluted earnings per share increased 38.3% to $0.65.

The Corporation repurchased 163,000 of its shares on the open market during 2006 at a total cost of $1,604,000.

Atlanta Sharptech Acquisition

Effective October 1, 2006 Bairnco acquired through its wholly-owned subsidiary Kasco Corporation, from Southern Saw Holdings, Inc., a Georgia corporation, certain assets and assumed certain liabilities, including trade accounts receivable, inventory, fixed assets, trade accounts payable and specific accrued expenses of Southern Saw and its affiliate, Southern Saw Service, L.P., a Georgia limited partnership (collectively “Atlanta SharpTech”), for approximately $14.0 million.  Atlanta SharpTech’s revenues were approximately $18.5 million for the fiscal year ended June 2006.  The acquisition was financed with borrowings available under the Bairnco credit agreement.

Atlanta SharpTech is a leading manufacturer of meat bandsaw blades, meat grinder plates and knives, and other specialty cutting blades for wood, bakery, medical, paper products, and handsaws.  Atlanta SharpTech is also a provider of repair and maintenance services for equipment in meat room, seafood, and bakery departments in retail grocery chains across the US.  Atlanta SharpTech distributes cutting products, butcher supplies, and provides repair services to retail grocery stores, US military bases, butcher shops, slaughterhouses, and packing houses in the US through its route distribution organization.  Atlanta SharpTech also distributes blade products and meat grinder plate & knife products domestically and globally via a distributor salesman organization.  The headquarters and manufacturing operations for Atlanta SharpTech are located in Atlanta, Georgia, USA.

The combination of Atlanta SharpTech and Kasco has built on the strengths of both organizations resulting in a more cost effective overall organization while providing improved product and services to our customers. The combined management team is split equally between Atlanta and Kasco managers. Annualized cost reductions of $1,600,000 were implemented at the closing.  The addition of Atlanta SharpTech was accretive in the fourth quarter and is expected to be accretive to Kasco and Bairnco’s earnings in 2007 and beyond.

Operational Developments

Kasco’s Matamoros plant continued to make gradual improvements throughout the year and by the fourth quarter was at reasonable levels of performance.

The China plant was again delayed by final permitting and licensing of the plant resulting in it becoming operational on a limited basis in the fourth quarter.  The start-up costs in the first three quarters were $605,000 and the operating loss was $245,000 in the fourth quarter due to very low production volumes as the plant was slowly ramped up.  The China plant is expected to gradually ramp up through 2007.

Arlon’s Coated Materials San Antonio facility reduced costs by $1.1 million, which was below our target of $1.5 million to $2.0 million.  It is expected to make continued improvements in 2007.

Productivity and Continuous Improvement

Sales per employee were $196,730 as compared to $198,440 in 2005 as the China plant was fully staffed with minimal sales for most of the second half of 2006. We expect continued productivity improvements from the on-going improvements in Mexico and the ramp up of the new China plant during 2007.

New product sales as a percent of total sales increased from 15.3% in 2005 to 16.4% in 2006.  The development of new products and services to meet the needs of our customers and markets remains a priority and our goal remains 25% of sales.

Financial Management

Return on average net-worth was 5.9% in 2006 as compared to 4.3% in 2005.  The return on capital employed in the fourth quarter, which included the Atlanta acquisition, was 6.3% annualized.  In 2007, we expect our returns to gradually improve and should be at the lower end of our goals but still below our objectives.

During 2006, 163,000 shares of common stock were repurchased.  The stock repurchase program was put on hold during the Steel tender offer.  $4.1 million remain available to continue the stock repurchase program subject to market conditions, the capital requirements of the business and the culmination of the Steel tender offer.

In October 2006, the Corporation amended its existing credit facility to increase the availability in order to facilitate the Atlanta acquisition.  In November 2006, the Corporation entered into a new five year, $42,000,000 Senior Secured Credit Facility (“Secured Credit Facility”) with Bank of America, N.A. that refinanced and replaced the amended credit facility. The $42,000,000 facility is apportioned as follows: a five-year $15,000,000 term loan and up to a $27,000,000 revolving credit facility, including a $13,000,000 sub-limit for letters of credit and a $3,000,000 sub-limit for foreign currency loans. The Secured Credit Facility is secured by a first lien on substantially all of the domestic assets of the Corporation, the capital stock of domestic subsidiaries, and 65% of the capital stock of foreign subsidiaries. The Secured Credit Facility matures on November 8, 2011. At year-end 2006, $20.5 million of debt was outstanding under the Secured Credit Facility and a total borrowing availability of $6.9 million.

Effective the end of March 2006 Bairnco froze the defined benefit plan and initiated company contributions to its 401k plan.  A base contribution of 1% of pay will be made to each participants account plus the company will match 50% up to 4% of pay contributed by the employee.  The termination of the defined benefit plan both reduced the company’s annual pension expense and eliminated the financial risk of guaranteeing a long-term rate of return on the defined benefit plan.

Working capital decreased $881,000 to $40,939,000 from $41,820,000 at the end of 2005.  Working capital as a percent of sales decreased to 22.9% from 25.2% last year.

Capital expenditures were $8.7 million in 2006 versus $7.3 million in 2005 and versus a plan of $9.3 million.  Depreciation and amortization was $7.4 million in 2006. Planned capital expenditures in 2007 are approximately $7.9 million versus depreciation of $8.7 million.  Capital expenditures will be reviewed and adjusted based on economic and business conditions.

The completion of the software conversion to JD Edwards was delayed during 2006 due to the upgrade to a new version of the operating system, the implementation of a real time disaster recovery system, the need to further refine the shop floor control modules and the acquisition of Atlanta Sharptech.  The conversions of all Arlon’s operations are expected to be completed in 2007.

Dividend

In August 2006, the Board of Directors increased the quarterly cash dividend to $.07 per share from $.06 per share.  The total dividend for 2006 was $.26 per share, an 8.3% increase over 2005.  In January 2007, the Board of Directors increased the quarterly cash dividend to $.10 per share or an annual rate of $.40 per share for 2007, a 42.9% increase in the quarterly rate.

Outlook

The outlook for 2007 is for improved sales and earnings for the year.  We anticipate continuing modest growth in the economy and in selected served markets.

Management expects 2007 earnings excluding the Offer Fees to increase from $.65 in 2005 to an earnings per share range of $1.10 to $1.20.  Continued gradual improvement in Arlon’s Coated Materials San Antonio plant should result in further savings over the year of up to $1.0 million.  Modest volume increases combined with price increases should result in total Arlon Coated Materials operating profit increasing by $2.0-$2.6 million.  Arlon Electronic Materials segment operating profit should increase by $1.3-$1.7 million due to the absence of $850,000 of China plant start up expenses and fourth quarter operating losses.  Additionally, sales growth of 4-10% including price increases of 3-4% aided by the savings from the low cost manufacturing at the China plant, will begin to be evident in 2007.  Kasco’s segment operating profit is expected to increase by $3.3-$3.5 million from the full year benefits of the Atlanta acquisition combined with already accomplished cost savings in the fourth quarter and modest growth in the business and prices.

Internal cash generation should meet our capital expenditure and working capital requirements and increased dividend payments while still reducing debt.

The continuing dedication and excellent performance of our teammates remains the key to our past and future success.  We are all committed to making 2007 another year of materially improved results.

Respectfully yours,

/s/ Luke E. Fichthorn III

Luke E. Fichthorn III

#

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

Recognizing the growing electronics market opportunities in Mainland China, Arlon opened a Finishing Center in Suzhou, China in mid-2004.  As a value-added distribution operation, the Finishing Center is being used to develop and serve new customers while also acting as a springboard for other Arlon product lines as they are introduced into the China market. To further the company’s successful expansion into Asia, on October 24, 2006, Arlon celebrated the grand opening of its new manufacturing operation in Suzhou, China.  This facility now gives Arlon the flexibility with local manufacturing to serve the growing Asia market while leveraging the low-cost manufacturing base to provide competitive products around the globe.

(PHOTO 2) Grand opening of Arlon’s new production facility in Suzhou, China.

In 2006, Arlon introduced several new products to address customer and industry needs:

•

Arlon’s CLTE-XT Laminate – Arlon extended technology of its CLTE brand of high performance PTFE laminates.  This product provides best-in-class performance combining the lowest electrical loss with temperature stable material for demanding microwave applications.

•

Arlon’s 38N Low-Flow Prepreg – This product represents a new and improved addition to Arlon’s low-flow polyimide prepregs used in high-end rigid-flex circuit boards.  This product offers 50% bond strength improvement over previous technologies with improved flow characteristics for better fabrication.

•

AD300A & AD260A – These laminates were additions to the AD series products with enhanced performance with extremely competitive costs to target both the global base station antenna market and the growing satellite radio market.

Arlon Silicone Technologies is a world leader in silicone elastomer technologies used in a broad range of military, electronic, transportation, consumer, industrial, utility, and commercial applications. Arlon’s silicone products provide performance features that enable innovative electrical insulation and barrier solutions unmatched by other polymers, including high and low service temperature capability, flame retardance, electric arc resistance, and resistance to ultra-violet light and ozone.  Typical products and applications include:

•

Silicone substrate insulation for industrial and commercial flexible heaters;

•

High temperature insulation for electric power generators and traction motors;

•

Silicone soft-tooling materials used for manufacturing composite components and structures;

•

Self-fusing silicone tapes used for cable-splicing insulation, wire harnessing, pipe and hose sealing, and mechanical protection;

•

Thermally and electrically conductive silicone film adhesives and other thermal management materials for high reliability electronics.

2006 was yet another strong year of product and process innovations for Silicone Technologies.  Several new products and technologies were added to the operation’s capabilities; including calendered fluorosilicone diaphragm materials, higher thermally conductive film adhesives and interface materials, highly flame-retardant materials for new aviation requirements, and silicone with low gas permeability.  Product development initiatives continue to be focused on alternative energy, transportation systems, and electronics applications with the express aim of designing products that truly enable tomorrow’s innovations.  Additional new products are planned for introduction in 2007.  Good progress was made in further penetrating international markets during 2006, especially in Asia.  This activity will be accelerated in 2007.

(PHOTO 3) Arlon’s high performance silicone products enable innovative design solutions for a broad range of demanding applications, including for the automotive, aviation, and railroad markets, as well as for renewable energy platforms such as solar and wind power.

Arlon Coated Materials (“Arlon CM”)

Arlon manufactures and markets, under the Calon®, MII™ and Signtech® brand names, cast and calendered vinyl films and laminates in a wide variety of colors, face stocks and adhesive systems.  These vinyl films and laminates are used in commercial and electrical signage, point of purchase displays, highway signage, fleet markings, and other commercial advertising applications.

(PHOTO 4) Screen printed faces ensure maximum consistency and cost efficiencies in quality face fabrication for large programs where established face sizes exist. Arlon was able to capitalize on its past relationship with Choice Hotels to produce the new Comfort Inn & Suites faces and vinyl films.

(PHOTO 5) Arlon specializes in producing cost effective oversized sign faces and awnings. The Advance Auto Parts logo is an example of the screen printed faces produced at the San Antonio facility using Signtech’s® flexible substrate.

(PHOTO 6) Arlon’s Print Media films come in a range of adhesives to meet the needs of any application – from flat, riveted and corrugated surfaces, to cold weather and harsh chemical installations. The range of roll sizes allows films to be printed on large format solvent printers yielding exceptional resolution and image pop.

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

#

KASCO

Kasco Replacement Products and Services

Kasco, along with its recent acquisition of Atlanta SharpTech, is a leading provider of meat-room products and maintenance services for the meat and deli departments of supermarkets; for restaurants; for meat and fish processing plants; and for distributors of electrical saws and cutting equipment throughout North America, Europe, Asia and South America.  These products and services include:

• Band saw blades for cutting meat and fish

• Chopper plates and knives for grinding meat

• Repair and maintenance service for food equipment in retail grocery and restaurant operations

• Electrical saws and cutting machines

• Seasoning products

• Other related butcher supply products

• Saw blades for cutting wood, metal, and paper

Effective October 1, 2006, Kasco acquired the assets and certain liabilities of Atlanta SharpTech, a long established global provider of meat room products and maintenance repair services, which generated over $19 million of revenue in 2006.  Atlanta SharpTech has a manufacturing facility in Atlanta, GA and has a route distribution network across the US market.  Kasco and Atlanta SharpTech are integrating the two businesses to create a more efficient and extensive North American route distribution and service network, and a much larger global distributor customer base.  Manufacturing consolidations will take place in 2007; both the Atlanta and Matamoros factories will continue to operate.

Kasco has manufacturing and distribution operations in St. Louis, Missouri; Atlanta, Georgia; Matamoros, Mexico; Crumlin, Wales, United Kingdom; Pansdorf, Germany; Montreal, Canada; and Paris, France.  Kasco operates under the name Kasco Corporation and Atlanta SharpTech in North America, South America, Europe, and Asia; Atlantic Service Co. in the UK and Canada; Biro France and EuroKasco in France; and Bertram & Graf in Germany and in Eastern Europe.

Kasco has a significant distribution network that reaches over 30,000 retail grocery stores, restaurants, delis, equipment distributors, and processing plants in the US, Canada, Europe, South America and Asia.  Kasco’s distribution network is made up of corporate-direct salesmen, route salesmen, repair service technicians, and distributors who have in-depth knowledge of the local markets and the customer’s needs. Kasco’s distribution and service network delivers meat-room supplies and repair and maintenance services in a cost effective and rapid manner to our customer base.

(PHOTO 7) Bandsaws & Cutlery

(PHOTO 8) Plates & Knives

(PHOTO 9) Kasco NA Repair

In the first quarter 2006, Kasco completed the relocation that began in 2005 of its manufacturing facility from St. Louis to Matamoros, Mexico.  Once the relocation was complete, the Matamoros operation saw continued improvements through the remainder of the year in labor efficiency, material yields, and in hiring and training a stable workforce. Kasco will maintain the ISO certification at the Atlanta factory, and will begin work to bring the Matamoros facility to ISO certification during 2007.  During 2006, Atlantic Service Co. UK finished an expansion project begun in 2005 that doubled new coil manufacturing capacity.  Kasco North America continued to expand its US and Canada service repair network by hiring new technicians and investing in new vehicles, computers, and parts inventory.

Since 2000, the market environment for Kasco has been difficult due to market contraction through retail consolidation and the industry’s shift to “Case Ready” meat product offerings.  Kasco has responded by successfully diversifying into repair and maintenance services for the food service and retail grocery industries, and by globally sourcing and effectively distributing high quality and competitively priced butcher supplies and equipment.  During 2007, Kasco will complete the integration of Kasco and Atlanta SharpTech, and will continue to diversify and expand its repair services business and butcher supplies distribution business.  Kasco will also make investments in new productivity projects during 2007 to further improve its cost position, product quality, and distribution capability.

#

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

President Arlon Coated Materials

5.

Larry D. Smith

Vice President Administration & Secretary

Bairnco Corporation

6.

Brian E. Turner

President

Kasco Corporation

#

FINANCIAL HISTORY

		2006	2005	2004	2003	2002
Summary of Operations ($ in thousands)
Net sales		$178,828	165,900	165,496	152,696	154,354
Gross profit		$53,550	47,469	47,884	42,871	44,991
Earnings before provision for litigation costs, interest and taxes		$6,066	5,591	8,057	4,623	6,802
Provision for litigation costs		$--	--	--	--	4,000
Operating profit		$6,066	5,591	8,057	4,623	2,802
Interest expense, net		$712	54	566	768	1,005
Income before income taxes		$5,354	5,537	7,491	3,855	1,797
Provision for income taxes		$392	1,937	2,372	1,206	436
Income from continuing operations		$4,962	3,600	5,119	2,649	1,361
Income from spun off subsidiary		$--	--	25,710	--	--
Net income		$4,962	3,600	30,829	2,649	1,361
Return from operations on:
Net sales	%	2.8	2.2	3.1	1.7	0.9
Average stockholders’ investment	%	5.9	4.3	7.7	5.0	2.7
Average capital employed	%	5.6	4.1	6.5	3.7	2.4

Yearend Position ($ in thousands)
Working capital		$40,939	41,820	38,220	32,573	23,850
Working capital as a % of sales	%	22.9	25.2	23.1	21.3	15.5
Plant and equipment, net		$40,654	34,373	34,429	36,476	37,468
Total assets		$138,628	125,768	118,781	118,229	115,584
Total debt		$25,828	9,436	1,924	31,833	27,747
Stockholders’ investment		$81,170	83,458	84,767	54,298	51,516
Capital employed		$106,998	92,894	86,691	86,131	79,263

Per Common Share Data
Basic earnings per share from continuing operations		$0.69	0.49	0.70	0.36	0.19
Basic earnings per share from spun off subsidiary		$--	--	3.49	--	--
Basic earnings per share		$0.69	0.49	4.19	0.36	0.19
Diluted earnings per share from continuing operations		$0.67	0.47	0.68	0.36	0.19
Diluted earnings per share from spun off subsidiary		$--	--	3.40	--	--
Diluted earnings per share		$0.67	0.47	4.07	0.36	0.19
Cash dividend		$0.26	0.24	0.21	0.20	0.20
Stockholders’ investment per share		$11.03	10.96	11.20	7.35	7.02
Market price:
High		$13.70	12.21	11.90	7.15	6.10
Low		$8.70	8.66	6.00	4.65	4.69

Other Data (in thousands)
Depreciation and amortization		$7,411	7,456	7,668	7,797	8,113
Capital expenditures		$8,676	7,304	5,996	5,664	3,811
Weighted average common shares outstanding		7,147	7,350	7,362	7,338	7,332
Weighted average diluted common shares outstanding		7,387	7,613	7,569	7,391	7,337

Current ratio		2.2	2.8	2.7	2.3	1.7
Number of registered common stockholders at yearend		825	890	944	992	1,066
Average number of employees		909	836	770	755	789
Sales per employee		$196,730	198,440	214,930	202,250	195,600

#

 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes which begin on page 19.

STEEL PARTNERS TENDER OFFER

On June 22, 2006, Steel Partners II, L.P. (“Steel Partners II”) commenced an unsolicited cash tender offer for all of the outstanding common stock of the Corporation for $12.00 per share, without interest (as amended, the “Offer”). On February 2, 2007, Steel Partners II amended the Offer to $13.35 per share.

On February 23, 2007, the Corporation signed a definitive merger agreement to be acquired by BZ Acquisition Corp. (“BZ Acquisition”), an affiliate of Steel Partners II, for $13.50 per share, in cash. The merger agreement was unanimously approved by the Corporation’s Board.  Pursuant to the terms of the merger agreement, on March 2, 2007, Steel Partners II amended the Offer to reflect the $13.50 per share offer price, and extended the Offer through March 16, 2007.  All shareholders of record on March 5, 2007 will continue to be entitled to receive the declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share.

Completion of the Offer is subject to customary conditions, including the valid tender of sufficient shares, which, when added to shares then owned by Steel Partners II and its affiliates, constitute more than 50% of the total number of outstanding shares on a fully diluted basis. There is no financing condition.

Following the completion of the Offer, subject to customary conditions, BZ Acquisition will merge with and into the Corporation, pursuant to which each share not tendered into the Offer will be converted automatically into the right to receive $13.50 in cash.

The Offer could close as early as March 16, 2007. If BZ Acquisition acquires sufficient shares in the Offer that, together with shares then owned by Steel Partners II and its affiliates, represent more than 90% of the outstanding shares of the Corporation, the back-end merger will close promptly after the completion of the Offer, without obtaining a shareholder vote. If, following the completion of the Offer, Steel Partners II and its affiliates own more than 50% of the shares of the Corporation but less than 90% of the outstanding shares, the back-end merger, which would be subject to approval by the Corporation’s stockholders (including Steel Partners II and its affiliates), would be expected to close in the first half of 2007.

Further information relating to the Offer can be found in the Corporation’s Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto, which are available on the SEC’s website at www.sec.gov or on the Corporation’s web site at www.bairnco.com.

During 2006, the Corporation incurred $2,225,000 in legal, investment banking and other fees related to the Offer (the “Offer Fees”) and used a significant amount of internal resources in connection with the Offer. The Corporation anticipates that additional expenses will continue to be incurred through the duration of the Offer; however, it is not possible to accurately predict the amount of money or internal resources that will be required in connection with the Offer in the future.

OVERVIEW

2006 was a year of improved operating results as compared to 2005 and was consistent with our guidance for the year.

Effective October 1, 2006 Bairnco acquired through its wholly-owned subsidiary Kasco Corporation, from Southern Saw Holdings, Inc., a Georgia corporation, certain assets and assumed certain liabilities, including trade accounts receivable, inventory, fixed assets, trade accounts payable and specific accrued expenses of Southern Saw and its affiliate, Southern Saw Service, L.P., a Georgia limited partnership (collectively “Atlanta SharpTech”), for approximately $13.9 million (refer to Note 2 to Consolidated Financial Statements).  Atlanta SharpTech’s revenues were approximately $18.5 million for the fiscal year ended June 2006.  The acquisition was financed with borrowings available under Bairnco’s Amended Credit Facility. Annualized cost reductions of $1,600,000 were implemented at the closing.  The addition of Atlanta SharpTech was accretive in the fourth quarter and is expected to be accretive to Kasco and Bairnco’s earnings in 2007 and beyond.

Kasco’s Matamoros plant continued to make gradual improvements throughout the year and by the fourth quarter was at reasonable levels of performance.

The China plant was again delayed by final permitting and licensing of the plant resulting in it becoming operational on a limited basis in the fourth quarter.  The start-up costs in the first three quarters were $605,000 and the operating loss was $245,000 in the fourth quarter due to very low production volumes as the plant was slowly ramped up. Initial indications are that it will gradually ramp up during 2007.

Arlon’s Coated Materials San Antonio facility reduced costs by $1.1 million, which was below our target of $1.5 million to $2.0 million.  It is expected to make continued improvements in 2007.

As of September 30, 2006, the Corporation had a three year, $25 million unsecured revolving Credit Facility (“Credit Facility”). The Credit Facility had a maturity date of April 30, 2008. On October 10, 2006, the Corporation entered into an agreement with Bank of America, N.A. and Wachovia Bank, N.A. that amended and increased the Credit Facility to a maximum loan commitment of $33 million. This amended credit facility (“Amended Credit Facility”) was collateralized by substantially all of the domestic assets of the Corporation and had a maturity date of November 10, 2006. The additional availability under the Amended Credit Facility was used to finance Bairnco’s purchase of Atlanta SharpTech for approximately $13.9 million.

On November 9, 2006, the Corporation entered into a five year, $42,000,000 Senior Secured Credit Facility (“Secured Credit Facility”) with Bank of America, N.A. that refinanced and replaced the Amended Credit Facility. The $42,000,000 facility is apportioned as follows: a five-year $15,000,000 term loan and up to a $27,000,000 revolving credit facility, including a $13,000,000 sub-limit for letters of credit and a $3,000,000 sub-limit for foreign currency loans. The Secured Credit Facility is secured by a first lien on substantially all of the domestic assets of the Corporation, the capital stock of domestic subsidiaries, and 65% of the capital stock of foreign subsidiaries. The Secured Credit Facility matures on November 8, 2011.

On March 31, 2006, the Corporation froze the Bairnco Corporation Retirement Plan (the “Plan”) and implemented a 401k match. Effective April 1, 2006, employees no longer earn future pension benefits but receive 401k matching company contributions. A base contribution of 1% of pay will be made to each employee plus the Corporation will match 50% of up to 4% of pay contributed by the employee. The Plan was fully funded as of December 31, 2005. As a result of the Plan freeze, all unamortized prior service costs in the Plan as of March 31, 2006 was recognized as a curtailment loss. Total employer contributions to the 401k plan in 2006 were $542,000 and are estimated at approximately $800,000 for 2007.

In 2004, the Corporation began the process of converting its ERP systems from BPCS to Oracle’s J.D. Edwards.  We are converting one operation at a time with four operations completed through the end of 2006. The conversions of the remaining  operations was delayed during 2006 due to the upgrade to a new version of the J.D. Edwards operating system, the implementation of a real time disaster recovery system, the need to further refine the shop floor control modules and the acquisition of Atlanta SharpTech.  The conversions of all Arlon’s operations are expected to be completed in 2007.

As of June 30, 2006, the Corporation’s aggregate market value of common stock held by non-affiliates was greater than $75 million. As such, the Corporation’s initial date for compliance with Section 404 of the Sarbanes Oxley Act is December 31, 2006.

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

RESULTS OF OPERATIONS

Reconciliation of GAAP to Non-GAAP Financial Measures Table

Management believes that excluding the unusual Offer Fees and the Property Tax Benefit more clearly reflects the performance of the Company and allows management and the Company's stockholders to evaluate and compare core operating results from ongoing operations across periods in a more meaningful and consistent manner. The following table reconciles certain Generally Accepted Accounting Principles (“GAAP”) financial measures with the non-GAAP financial measures discussed below for the years ended December 31, 2004 through December 31, 2006. The non-GAAP financial measures exclude the Offer Fees and the Property Tax Benefit.

	Year Ended December 31,
	2006	2005	2004
Selling and Administrative Expenses	$47,484,000	$41,878,000	$39,827,000
Offer Fees	(2,225,000)	--	--
Gain on Sale of Facility	--	--	1,196,000
Adjusted Selling and Administrative Expenses	$45,259,000	$41,878,000	$41,023,000

Operating Profit	$6,066,000	$5,591,000	$8,057,000
Offer Fees	2,225,000	--	--
Gain on Sale of Facility	--	--	(1,196,000)
Adjusted Operating Profit	$8,291,000	$5,591,000	$6,861,000

Income from Continuing Operations	$4,962,000	$3,600,000	$5,119,000
Offer Fees, net of ($857,000) of tax benefit	1,368,000	--	--
Gain on Sale of Facility, net of $406,000 of tax	--	--	(790,000)
Property Tax Benefit	(1,554,000)	--	--
Adjusted Income from Continuing Operations	$4,776,000	$3,600,000	$4,329,000

Diluted Earnings per Share from Continuing Operations	$0.67	$0.47	$0.68
Impact on diluted earnings per share from continuing operations of Offer Fees	0.19	--	--
Impact on diluted earnings per share from continuing operations of Gain on Sale of Facility	--	--	(0.10)
Impact on diluted earnings per share from continuing operations of the Property Tax Benefit	(0.21)	--	--
Adjusted Diluted Earnings per Share from Continuing Operations	$0.65	$0.47	$0.58

Fiscal 2006 Compared to Fiscal 2005

Sales for the year ended December 31, 2006 increased 7.8% to $178,828,000 from $165,900,000 in 2005. Arlon's Electronic Materials sales increased 13.3% with solid growth in the electronics and certain industrial markets. Arlon’s Coated Materials sales decreased 1.6% as the strong growth in the digital print market was offset by weakness in other domestic graphics markets, automotive and certain industrial markets. Kasco's sales increased 15.7% as compared to last year as Kasco’s North American sales continued to show strong service and repair revenues and equipment sales in addition to the Atlanta SharpTech acquisition. Kasco’s European operations also showed improved operating results both in local currency and from the positive currency translation effect of the weaker U.S. Dollar versus the British Pound and the Euro.

Gross profit increased 12.8% to $53,550,000 in 2006 from $47,469,000 in 2005 on increased sales. The gross profit margin as a percent of sales increased to 29.9% from 28.6%. Relocation and closing costs were $377,000 in 2006 and $1,127,000 in 2005.

Excluding the Offer Fees, selling and administrative expenses increased 8.1% to $45,259,000 from $41,878,000 primarily as a result of sales growth and the inclusion of Atlanta which has a higher fundamental ratio of SG&A to sales than the non-service businesses. As a percent of sales, selling and administrative expenses remained relatively flat at 25.3% in 2006 as compared to 25.2% in 2005. 2006 includes $228,000 of expenses related to the start-up of the China plant as compared to $389,000 in 2005. 2005 also includes $140,000 of redundancy costs related to terminations at Kasco’s French operations.  Including Offer Fees of $2,225,000, selling and administrative expenses increased to $47,484,000 from $41,878,000 in 2005.

Excluding the Offer Fees, operating profit (refer to Footnote 9, Reportable Segment Data, to Consolidated Financial Statements) increased 48.3% to $8,291,000 from $5,591,000 in 2005. Arlon’s Electronic Materials operating profit increased 34.6% to $9,121,000 from $6,774,000 on increased sales and improved factory performance. Arlon’s Coated Materials operating profit decreased 48.4% to $1,152,000 from $2,232,000 in 2005 as a result of lower sales volume and the change in mix. Kasco’s operating profit increased $2,050,000 to $2,404,000 from $354,000 in 2005 resulting from the contribution of the Atlanta SharpTech acquisition, and the elimination of $987,000 of relocation and start-up expenses for Mexico, $140,000 of redundancy costs at its French operations and certain factory inefficiencies associated with the Mexico plant that were not captured as part of the relocation and start-up expenses.

Net interest expense increased to $712,000 in 2006 as compared to $54,000 in 2005 due to the increased outstanding borrowings for the Atlanta SharpTech acquisition and increased interest rates.

Excluding the Property Tax Benefit, the effective tax rate in 2006 was 36.3% as compared to 35.0% in 2005. The effective tax rate including the Property Tax Benefit was 7.3% in 2006.

Net income increased to $4,962,000 in 2006 from $3,600,000 in 2005 and diluted earnings per share increased to $0.67 in 2006 from $0.47 in 2005. Excluding the impact of the Offer Fees and the related tax benefit, and the Property Tax Benefit, net income in 2006 increased 32.7% to $4,776,000 and diluted earnings per share increased 38.3% to $0.65.

The Corporation repurchased 163,000 of its shares on the open market during 2006 at a total cost of $1,604,000.

Fiscal 2005 Compared to Fiscal 2004

Sales for the year ended December 31, 2005 were relatively unchanged at $165,900,000 from $165,496,000 in 2004. Arlon's Electronic Materials sales increased 4.8% with increased activity in the wireless telecommunications and certain industrial markets. Arlon’s Coated Materials sales decreased 4.9% on reduced foreign sales and weakness in certain automotive and industrial markets during most of 2005. Kasco's sales increased 3.5% as compared to 2004. Kasco’s North American sales were up 8.1% due to increased service and repair revenues and equipment sales. Kasco’s European operations’ sales were down slightly from the negative currency translation effect of the stronger US dollar versus the British Pound and the Euro.

Gross profit of $47,469,000 in 2005 was down slightly from $47,884,000 in 2004 on flat sales. The gross profit margin as a percent of sales decreased to 28.6% from 28.9%. Relocation and closing costs were $1,127,000 in 2005 and $1,133,000 in 2004. These costs do not reflect factory inefficiencies at the San Antonio plant.

Selling and administrative expenses increased 2.1% to $41,878,000 from $41,023,000 in 2004 (excluding a $1.2 million gain on sale of the East Providence facility) from increased sales and start up expenses. As a percent of sales, these selling and administrative expenses increased to 25.2% in 2005 as compared to 24.8% in 2004. 2005 includes $389,000 of increased expenses related to the development of the new China plant and $140,000 of redundancy costs related to terminations at Kasco’s French operations. 2004 includes $177,000 of expenses related to the start-up of the San Antonio facility.

Operating profit (refer to Footnote 9, Reportable Segment Data, to Consolidated Financial Statements) was down 18.5% to $5,591,000 from $6,861,000 in 2004, excluding the $1.2 million gain on sale of facility. Arlon’s Electronic Materials operating profit for 2005 includes $529,000 of start-up costs related to China. Excluding these start-up costs, operating profit increased 9.7% to $7,303,000 from $6,656,000 on increased sales and improved factory performance. Arlon’s Coated Materials operating profit decreased 14.2% to $2,232,000 from $2,602,000 in 2004, excluding the $1.2 million gain on sale of facility. Excluding the relocation and start-up expenses of $1.3 million for the San Antonio facility in 2004, Arlon’s Coated Materials operating profit decreased 42.9% to $2,232,000 from $3,912,000 on reduced sales, plant inefficiencies from lower production volumes and increased selling expenses as the returns on personnel investments have been slower than expected.  The results of the San Antonio facility depressed the operating profit in both years. Kasco’s operating profit decreased 77.7% to $354,000 from $1,585,000 due to $987,000 of relocation and start-up expenses for Mexico, $140,000 of redundancy costs at its French operations and certain factory inefficiencies associated with the new Mexico plant that are not captured as part of the relocation and start-up expenses.

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

At December 31, 2006, $25.8 million of total debt was outstanding compared to $9.4 million at the end of 2005.  The increase in debt was driven by the acquisition of Atlanta SharpTech for approximately $13.9 million in October 2006. As of December 31, 2006, approximately $6.9 million was available for borrowing under the Corporation’s Secured Credit Facility.  In addition, approximately $2.2 million was available under various short-term foreign uncommitted credit facilities. Debt as a percent of equity increased to 31.7% at the end of 2006 from 11.3% at the end of 2005 as a result of the increased borrowings and the reduced equity from the SFAS 158 pension adjustment.

A summary of the Corporation's total contractual obligations and other commercial commitments as of December 31, 2006 is as follows:

	Payments Due by Year
Contractual Cash Obligations (in thousands)	Total	2007	2008	2009	2010	2011	After 2011

Short-term lines of credit	$ 6,119	$ 6,119	$ --	$ --	$ --	$ --	$ --
Note payable	100	100	--	--	--	--	--
China loan facility	4,488	--	--	--	--	4,488	--
Long-term debt:
Term loan	14,907	1,119	1,119	1,119	1,119	10,431	--
Revolving line of credit	214	--	--	--	--	214	--
Operating leases	12,385	3,173	2,458	2,212	1,485	1,330	1,727
Total Contractual Cash Obligations	$ 38,213	$10,511	$ 3,577	$ 3,331	$ 2,604	$16,463	$ 1,727

	Amount of Commitment Expiring per Period
Other Commercial Commitments (in thousands)	Total	2007	2008 & Thereafter

Standby letters of credit	$ 7,704	$ 7,704	$ --

At December 31, 2006, Bairnco had working capital of $41.5 million compared to $41.8 million at December 31, 2005. The cash balance at December 31, 2005 of $5.3 million was due to the yearend repatriation of foreign earnings under the American Jobs Creation Act of 2004, and timing relating to borrowing in China for capital expenditures. Accounts receivable increased $4.9 million as fourth quarter 2006 sales increased $5.7 million over the prior year fourth quarter. The increase in inventories of $6.4 million at the end of 2006 as compared to 2005 reflects the additional inventories from the Atlanta SharpTech acquisition of $2.7 million, the increased cost of purchased raw materials across the Corporation and approximately $1.6 million of raw material, work in process and finished goods inventory build for the new China manufacturing facility. In addition, during the first quarter 2006 there was a conscious decision by local management to buy additional inventory for the San Antonio facility in order to improve on-time delivery and eliminate raw material stock outs that had occurred due to a combination of long vendor lead times and previously, poorly managed inventory systems. Since the end of the first quarter 2006, San Antonio inventory has been reduced by approximately $1.2 million and further reductions to more historical and appropriate operating levels are planned over the next year. Assets held for sale of $525,000 reflect the net realizable value of certain rental properties acquired as part of the Atlanta SharpTech acquisition which are expected to be disposed of during 2007. Accounts payable increased with the increase in inventories. The increase in accrued expenses is primarily due to additional accruals related to the Atlanta SharpTech acquisition, Offer Fees, incentive compensation and interest expense.

During the past four years, the Corporation has experienced decreases in the pension plan discount rate that have significantly increased the accumulated benefit obligation of its plans. A decrease from 7.0% in 2002 to 6.25% in 2003 resulted in a fourth quarter 2003 contribution of $3.2 million to the Bairnco Corporation Retirement Plan (the “Plan”) and the two hourly employee pension plans which resulted in these plans again being fully funded as compared to the accumulated benefit obligation of each of the plans. During 2004, the discount rate decreased from 6.25% to 6.1% and management made the decision to contribute an additional $300,000 to the plans in the fourth quarter although they were fully funded as of November 30, 2004. In 2005, a similar decrease in rates from 6.1% to 5.78% along with reduced investment returns resulted in a fourth quarter 2005 contribution of $3,850,000 to the plans resulting in the plans again being fully funded as compared to the accumulated benefit obligation of each of the plans.

Bairnco’s expected long-term rate of return on plan assets is based on historical returns of its investment funds as adjusted to reflect expectations of future returns taking into consideration forecasts of long term expected inflation rates. Bairnco’s expected long-term rate of return was 8.5% in 2006, 2005 and 2004 for each of the plans. On March 31, 2006, the Corporation froze the pension plan and implemented a 401k match. Effective April 1, 2006, employees no longer earn future pension benefits but receive 401k matching company contributions. As a result of the freeze and the actual return on assets, pension expense was reduced to $16,000 in 2006. Pension expense in 2005 and 2004 was $1,050,000 and $1,100,000, respectively. Employer contributions to the Bairnco 401(k) plan were initiated on April 1, 2006 and were $542,000 in 2006 and are estimated at $800,000 in 2007.

Bairnco made $8,676,000 of capital expenditures in 2006 as compared to plan of $9.3 million. Capital expenditures were focused on equipment replacements, expenditures associated with the new China manufacturing facility, and the implementation of the Corporation’s new information systems software. Total capital expenditures planned for 2007 are approximately $7.8 million and depreciation is estimated to be approximately $8.7 million. These capital expenditures are associated with ongoing cost reduction initiatives and necessary equipment replacements, and the continued implementation of new information systems software. Prior to commitment, planned capital expenditures will be reviewed and adjusted based on economic and business conditions and levels of new business.

During 2006, Bairnco repurchased 163,000 shares of its common stock on the open market at a total cost of $1,604,000. The diluted average number of shares outstanding at December 31, 2006 was 7,387,000, a 3.0% decrease from the 7,613,000 diluted average shares outstanding at December 31, 2005. As of December 31, 2006, $4.1 million was available as authorized by the Board for management to continue its stock repurchase program in 2007 subject to market conditions and the capital requirements of the business. The Board has suspended the stock repurchase program during the Steel Partners’ tender offer.

The Corporation has no off balance sheet arrangements as of December 31, 2006.

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

Litigation

Management of Bairnco is not aware of any other pending actions of which the Corporation and its subsidiaries are defendants, the disposition of which would have a material adverse effect on the consolidated results of operations or the financial position of Bairnco and its subsidiaries as of December 31, 2006.

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

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement, as issued, is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, although earlier adoption is encouraged. The SEC announced on April 14, 2005 that it would provide for a phased-in implementation process for SFAS 123R, allowing issuers to adopt the fair value provisions no later than the beginning of the first fiscal year beginning after June 15, 2005. The Corporation adopted SFAS 123R effective January 1, 2006 and is using the modified-prospective method whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date is recognized over the remaining service period.  The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement 123, as originally issued.  All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement 123R. The adoption of SFAS 123R had an immaterial impact on the Corporation’s financial position, results of operations and cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles, and applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior period financial statements for a change in accounting principle. Previously, a change in accounting principle was recognized by including the change in net income in the period of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption of SFAS 154 effective January 1, 2006, had no impact on the Corporation’s financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, although earlier application of the provisions of the interpretation is encouraged. The Corporation has completed its initial assessment of the impact of FIN 48 and does not believe its adoption in the first quarter of 2007 will have a material impact on the Corporation’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, although earlier application is encouraged. The Corporation has not yet determined what the implications of its adoption, if any, will be on the consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R (“SFAS 158”). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 is effective for financial statements issued for fiscal years ending after December 15, 2006 for the recognition provision and for fiscal years ending after December 15, 2008 for the measurement date provision. Earlier application of the recognition or measurement date provisions is encouraged. During the fourth quarter of 2006, the Corporation wrote-off $8.3 million of prepaid pension asset included in Other Assets in the accompanying consolidated balance sheet as of December 31, 2006, along with $3.2 million of related deferred tax liability with the net effect of $5.1 million being recognized as a component of other comprehensive income and reduction in stockholders’ equity (refer to Note 1 to Consolidated Financial Statements). The Corporation expects to change its measurement date in 2007.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements.  These methods are referred to as the “roll-over” and “iron curtain” method.  The roll-over method quantifies the amount by which the current year income statement is misstated.  Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts.  The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated.   Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements.  The Corporation previously used the roll-over method for quantifying identified financial statement misstatements.

SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company’s financial statements and the related financial statement disclosures.  This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. With the adoption of SAB 108, the Corporation reduced its opening 2006 retained earnings by $315,000, accrued $509,000 reflecting the net present value of earned future payments due to outside directors upon retirement from the Board of Directors, and booked $194,000 in current and long-term deferred tax assets related to the accrual (refer to Note 1 to Consolidated Financial Statements).

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, although earlier application is encouraged. The Corporation has not yet determined what the implications of its adoption, if any, will be on the consolidated financial position or results of operations.

Business Outlook

The outlook for 2007 is for improved sales and earnings for the year.  We anticipate continuing modest growth in the economy and in selected served markets.

Management expects 2007 diluted earnings per share, excluding Offer Fees and the Property Tax Benefit, to increase from $.65 in 2006 to a range of $1.10 to a $1.20.  Continued gradual improvement in Arlon’s Coated Materials San Antonio plant should result in further savings of up to $1.0 million.  Modest volume increases combined with price increases should result in total Arlon Coated Materials operating profit increasing by $2.0 to $2.6 million.  Arlon Electronic Materials segment operating profit should increase by $1.3 million to $1.7 million due to the absence of $850,000 of China plant start up expenses and fourth quarter operating losses.  Additionally sales growth of 4% to 10% including price increases of 3% to 4%, aided by the savings from the low cost manufacturing at the China plant, will begin to be evident in 2007.  Kasco’s segment operating profit is expected to increase between $3.3 million and $3.5 million from the full year benefits of the Atlanta SharpTech acquisition combined with already accomplished cost savings in the fourth quarter and modest growth in the business and prices.

Internal cash generation should meet our capital expenditure and working capital requirements and increased dividend payments while still reducing debt.

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

The following table summarizes the principal cash outflows of the Corporation's financial instruments outstanding at December 31, 2006, categorized by type of instrument and by year of maturity. There have been no changes in market risk factors for the year ended December 31, 2006.

	2007	2008	2009	2010	2011	Total	Fair Value
	(in thousands)
Short term debt	$6,119	$ --	$ --	$ --	$ --	$6,119	$6,119
Long Term Debt:
Term loan – domestic (7.125% - 8.25% interest rate)	1,119	1,119	1,119	1,119	10,431	14,907	14,907
Revolving line of credit – foreign (6.01% interest rate)	--	--	--	--	214	214	214
China loan facility (6.26% - 6.7% interest rate)	--	--	--	--	4,488	4,488	4,488
Note payable	100	--	--	--	--	100	100

Changes in the required discount rate used to value pension obligations had a significant impact on the Corporation’s cash outflows during 2005. The discount rate was reduced to 5.78% in 2005 from 6.1% in 2004 resulting in an increased benefit obligation and, along with reduced investment returns, caused a $3.85 million contribution to be made to the pension plans in order to fully fund the plans at November 30, 2005 (measurement date). Although the Corporation froze the Bairnco Corporation Retirement Plan effective the end of March 2006, the Corporation remains exposed to the effect of changing discount rates and the differences between its actual investment results and the actuarial assumptions on the Plan and the two hourly employee pension plans.

Impact of Foreign Currency Exchange Rates

The Corporation’s sales denominated in a currency other than U.S. dollars were approximately 19.1% of total sales for the year ended December 31, 2006.  Net assets maintained in a functional currency other than U.S. dollars at December 31, 2006 were approximately 12.9% of total net assets. The translation effect of changes in foreign currency exchange rates on the Corporation's revenues, earnings and net assets maintained in a functional currency other than U.S. dollars has not historically been significant.  At December 31, 2006, a 10% weaker U.S. dollar against the currencies of all foreign countries in which the Corporation had operations during 2006, would have resulted in an increase of revenues by $2.9 million, and an increase in operating profit by $174,000.  A 10% stronger U.S. dollar would have resulted in similar decreases to revenues and operating profit.

Section 303A.12(a) NYSE Disclosure Requirements

During 2006, the Company submitted to the NYSE an unqualified Section 12(a) CEO Certification dated April 20, 2006.

The Company also filed with the SEC the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as Exhibits 31.1 and 31.2 to the 2005 Annual Report on Form 10-K.

#

Quarterly Results of Operations (Unaudited)

(In thousands except market price and per share data)

	1st		2nd		3rd		4th		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Net Sales	$42,858	$40,122	$44,994	$44,088	$43,299	$39,668	$47,677	$42,022	$178,828	$165,900
Cost of sales	30,078	28,039	31,744	30,889	31,064	29,111	32,392	30,392	125,278	118,431
Gross Profit	12,780	12,083	13,250	13,199	12,235	10,557	15,285	11,630	53,550	47,469
Selling and
administrative expenses	11,067	10,515	11,134	10,845	12,486	10,189	12,797	10,329	47,484	41,878
Operating Profit (Loss)	1,713	1,568	2,116	2,354	(251)	368	2,488	1,301	6,066	5,591
Interest expense, net	136	26	42	33	95	38	439	(43)	712	54
Income before income
taxes	1,577	1,542	2,074	2,321	(346)	330	2,049	1,344	5,354	5,537
Provision (benefit) for
income taxes	565	540	725	812	(1,675)	115	777	470	392	1,937
Net Income	$ 1,012	$ 1,002	$ 1,349	$ 1,509	$ 1,329	$ 215	$ 1,272	$ 874	$ 4,962	$ 3,600

Basic Earnings per Share	$ 0.14	$ 0.14	$ 0.19	$ 0.20	$ 0.19	$ 0.03	$ 0.18	$ 0.12	$ 0.69	$ 0.49

Diluted Earnings per Share	$ 0.14	$ 0.13	$ 0.18	$ 0.20	$ 0.18	$ 0.03	$ 0.17	$ 0.12	$ 0.67	$ 0.47

Basic Average Common Shares Outstanding	7,191	7,399	7,150	7,398	7,120	7,346	7,123	7,267	7,147	7,350
Diluted Average Common Shares Outstanding	7,394	7,675	7,375	7,654	7,365	7,612	7,377	7,493	7,387	7,613

Market Price:
High	$ 10.69	$ 12.21	$ 12.49	$ 11.37	$ 12.50	$ 11.85	$ 13.70	$ 10.81	$ 13.70	$ 12.21
Low	$ 8.70	$ 10.41	$ 9.90	$ 9.90	$ 11.72	$ 10.20	$ 11.75	$ 8.66	$ 8.70	$ 8.66

#

MANAGEMENT’S REPORT ON INTERNAL CONTROL

 OVER FINANCIAL REPORTING

Management of the Corporation, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended.  Our internal controls were designed to provide reasonable assurance as to (i) reliability of our financial reporting, (ii) the reliability of the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States; and (iii) the safeguarding of assets from unauthorized use or disposition.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Corporation conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Through this evaluation, we did not identify any material weakness in our internal controls. However, management’s testing was performed on transactions and controls through the third quarter of 2006 and did not extend into the fourth quarter 2006 and thus, in accordance with COSO, management concluded the Corporation did not maintain effective internal control over financial reporting as of December 31, 2006.

Grant Thornton LLP, an independent registered public accounting firm, has issued a disclaimer of opinion on both management's assessment and the effectiveness of the company's internal controls over financial reporting, which is included herein.

/s/ Luke E. Fichthorn III

/s/ Kenneth L. Bayne

Chief Executive Officer

Chief Financial Officer

Orlando, Florida

March 15, 2007

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Bairnco Corporation and Subsidiaries:

We were engaged to audit management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that Bairnco Corporation (a Delaware corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bairnco Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

An audit of management's assessment that the Company maintained effective internal control over financial reporting includes obtaining an understanding of, and evaluating, management's process for assessing the effectiveness of the Company's internal control over financial reporting. In obtaining an understanding of management's process, we determined that management did not support its evaluation with sufficient evidence, including documentation, as a result of not extending its testing into the three months ended December 31, 2006. Because management's process did not include sufficient evidence, including documentation, we were unable to apply the procedures required to express an opinion on management's assessment and on the effectiveness of internal control over financial reporting.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Since management did not support its evaluation of controls with sufficient evidence that management had adequately completed its assessment, we were unable to apply the procedures required to satisfy ourselves as to the effectiveness of the company’s internal control over financial reporting.  As a result, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion either on management’s assessment or on the effectiveness of Bairnco Corporation’s internal control over financial reporting.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bairnco Corporation as of December 31, 2006 and 2005, and the related statements of income, comprehensive income, stockholders’ investment and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 15, 2007 expressed on unqualified opinion (and contained an explanatory paragraph on the Company’s adoption of Statement No. 158, Statement No. 123 (revised 2004) and Staff Accounting Bulletin No. 108) on those financial statements.

/s/ Grant Thornton LLP

Orlando, Florida

March 15, 2007

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bairnco Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Bairnco Corporation and subsidiaries (collectively, the “Company”) (a Delaware Corporation) as of December 31, 2006 and 2005 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bairnco Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Schedule II – Valuation and Qualifying Accounts is presented for purposes of additional analysis and is not a required part of the basic financial statements.  This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R, effective for fiscal years ending after December 15, 2006, and Statement No. 123 (revised 2004), Share-Based Payment, effective for interim or annual reporting periods beginning after December 15, 2005. In addition, the Company recorded a cumulative effect adjustment as of January 1, 2006, in connection with the adoption of Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bairnco Corporation and subsidiary’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2007, stated that management did not support its evaluation of controls with sufficient evidence, including documentation, and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the company's internal control over financial reporting. As a result, the scope of our work was not sufficient to enable us to express, and we did not express, an opinion either on management's assessment or on the effectiveness of Bairnco Corporation and subsidiaries’ internal control over financial reporting.

/s/ Grant Thornton LLP

Orlando, Florida

March 15, 2007

#

 CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2006, 2005 and 2004

Bairnco Corporation and Subsidiaries

	2006	2005	2004
Net Sales	$ 178,828,000	$ 165,900,000	$ 165,496,000
Cost of sales	125,278,000	118,431,000	117,612,000
Gross Profit	53,550,000	47,469,000	47,884,000
Selling and administrative expenses	47,484,000	41,878,000	39,827,000
Operating Profit	6,066,000	5,591,000	8,057,000
Interest expense, net	712,000	54,000	566,000
Income before Income Taxes	5,354,000	5,537,000	7,491,000
Provision for income taxes	392,000	1,937,000	2,372,000
Income from continuing operations	4,962,000	3,600,000	5,119,000
Income from spun off subsidiary	--	--	25,710,000
Net Income	$ 4,962,000	$ 3,600,000	$ 30,829,000

Basic Earnings per share from continuing operations	$ 0.69	$ 0.49	$ 0.70
Basic Earnings per share from spun off subsidiary	--	--	3.49
Basic Earnings per share of Common Stock	$ 0.69	$ 0.49	$ 4.19

Diluted Earnings per share from continuing operations	$ 0.67	$ 0.47	$ 0.68
Diluted Earnings per share from spun off subsidiary	--	--	3.40
Diluted Earnings per share of Common Stock	$ 0.67	$ 0.47	$ 4.07

Dividends per Share of Common Stock	$ 0.26	$ 0.24	$ 0.21

The accompanying notes are an integral part of these consolidated financial statements.

#

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2006, 2005 and 2004

Bairnco Corporation and Subsidiaries

	2006	2005	2004
Net Income	$ 4,962,000	$ 3,600,000	$ 30,829,000
Other comprehensive income (loss):
Currency translation adjustment	904,000	(1,078,000)	775,000
Minimum pension liability adjustment, net of $6,000 tax in 2005 and $3,500 tax in 2004	--	(12,000)	(6,000)
SFAS 158 pension adjustment, net of $3,160,000 tax in 2006	(5,146,000)	--	--
Comprehensive Income	$ 720,000	$ 2,510,000	$ 31,598,000

The accompanying notes are an integral part of these consolidated financial statements.

#

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

Bairnco Corporation and Subsidiaries

	2006	2005
Assets
Current Assets:
Cash and cash equivalents	$ 1,869,000	$ 5,313,000
Accounts receivable, less allowances of $1,350,000 and $1,014,000, respectively	30,631,000	25,713,000
Inventories:
Raw materials and supplies	8,549,000	7,178,000
Work in process	9,325,000	8,939,000
Finished goods	15,734,000	11,114,000
	33,608,000	27,231,000
Deferred income taxes	3,500,000	3,305,000
Other current assets	3,881,000	4,082,000
Assets held for sale	525,000	--
Total current assets	74,014,000	65,644,000
Plant and Equipment, at cost:
Land	3,076,000	1,928,000
Buildings and leasehold interests and improvements	23,164,000	18,666,000
Machinery and equipment	105,471,000	99,275,000
	131,711,000	119,869,000
Less – Accumulated depreciation and amortization	(91,057,000)	(85,496,000)
	40,654,000	34,373,000
Cost in Excess of Net Assets of Purchased Businesses	17,057,000	14,439,000
Other Intangible Assets, net of amortization of $241,000 and $159,000, respectively	3,808,000	120,000
Other Assets	3,095,000	11,192,000
	$ 138,628,000	$ 125,768,000
Liabilities and Stockholders’ Investment
Current Liabilities:
Short-term debt	$ 6,119,000	$ 2,233,000
Current maturities of long-term debt	1,219,000	134,000
Accounts payable	13,584,000	12,051,000
Accrued expenses	12,153,000	9,406,000
Total current liabilities	33,075,000	23,824,000
Long-Term Debt	18,490,000	7,069,000
Deferred Income Taxes	4,259,000	9,788,000
Other Liabilities	1,634,000	1,629,000
Commitments and Contingencies (Notes 6, 8 and 10)

Stockholders’ Investment:
Preferred stock, par value $.01, 5,000,000 shares authorized, none issued	--	--
Common stock, par value $.01; authorized 30,000,000 shares; 11,724,590 and 11,612,307 shares issued, respectively; 7,291,853 and 7,342,570 shares outstanding, respectively	117,000	116,000
Paid-in capital	51,916,000	51,611,000
Retained earnings	69,535,000	66,787,000
Unamortized cost of restricted stock awards	--	(504,000)
Accumulated Other Comprehensive Income (Loss):
Currency translation adjustment	3,519,000	2,615,000
Pension liability adjustment, net of $3,201,000 and $41,000 income tax, respectively	(5,219,000)	(73,000)
Treasury stock, at cost, 4,432,737 and 4,269,737 shares, respectively	(38,698,000)	(37,094,000)
Total stockholders’ investment	81,170,000	83,458,000
	$ 138,628,000	$ 125,768,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2005 and 2004

Bairnco Corporation and Subsidiaries

	2006	2005	2004
Cash Flows from Operating Activities:
Net income	$ 4,962,000	$ 3,600,000	$ 30,829,000
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	7,411,000	7,456,000	7,668,000
(Gain) loss on disposal of plant and equipment	23,000	72,000	(1,094,000)
Deferred income taxes	(2,831,000)	236,000	779,000
Change in current operating assets and liabilities:
Accounts receivable, net	(1,992,000)	(1,297,000)	(1,044,000)
Inventories	(3,606,000)	(2,847,000)	921,000
Other current assets	263,000	85,000	(888,000)
Accounts payable	273,000	1,679,000	372,000
Accrued expenses	499,000	(926,000)	(684,000)
Increase (decrease) in non-current prepaid pension asset	(144,000)	(2,811,000)	734,000
Other	551,000	284,000	370,000
Net cash provided by operating activities	5,409,000	5,531,000	37,963,000

Cash Flows from Investing Activities:
Capital expenditures	(8,676,000)	(7,304,000)	(5,996,000)
Payment for purchased businesses, net of cash acquired	(13,922,000)	(6,000)	(67,000)
Proceeds from sale of plant and equipment	39,000	52,000	1,715,000
Net cash (used in) investing activities	(22,559,000)	(7,258,000)	(4,348,000)

Cash Flows from Financing Activities:
Net increase (decrease) in short-term debt	3,790,000	1,472,000	(901,000)
Proceeds from long-term debt	14,206,000	9,790,000	4,500,000
Long-term debt repayments	(1,712,000)	(3,579,000)	(33,598,000)
Payment of dividends	(1,822,000)	(1,812,000)	(1,489,000)
Purchase of treasury stock	(1,604,000)	(2,349,000)	--
Exercise of stock options	577,000	193,000	311,000
Net cash provided by (used in) financing activities	13,435,000	3,715,000	(31,177,000)

Effect of foreign currency exchange rate changes on cash and cash equivalents	271,000	(126,000)	217,000
Net increase (decrease) in cash and cash equivalents	(3,444,000)	1,862,000	2,655,000
Cash and cash equivalents, beginning of year	5,313,000	3,451,000	796,000
Cash and cash equivalents, end of year	$ 1,869,000	$ 5,313,000	$ 3,451,000

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 632,000	$ 107,000	$ 662,000
Income taxes	$ 3,674,000	$ 2,792,000	$ 1,730,000

The accompanying notes are an integral part of these consolidated financial statements.

#

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

For the years ended December 31, 2006, 2005 and 2004

Bairnco Corporation and Subsidiaries

				Unamortized	Accumulated Other Comprehensive Income
				Cost of	Pension	Currency
	Common	Paid-in	Retained	Restricted	Liability	Translation	Treasury
	Stock	Capital	Earnings	Stock Awards	Adjustment	Adjustment	Stock

Balance, December 31, 2003	$115,000	$50,912,000	$35,729,000	$ (576,000)	$ (55,000)	$2,918,000	$(34,745,000)
Net income			30,829,000
Cash dividends ($.21 per share)			(1,574,000)
Issuance of 50,208 shares pursuant to exercise of stock options	1,000	310,000
Earned compensation				134,000
Currency translation adjustment						775,000
Pension liability adjustment, net of $4,000 tax					(6,000)

Balance, December 31, 2004	$116,000	$51,222,000	$64,984,000	$(442,000)	$(61,000)	$3,693,000	$(34,745,000)
Net income			3,600,000
Cash dividends ($.24 per share)			(1,797,000)
Issuance of 29,625 shares pursuant to exercise of stock options		172,000
Issuance of restricted stock (20,000 shares)		217,000		(217,000)
Earned compensation				155,000
Acquisition of treasury stock (231,868 shares at cost)							(2,349,000)
Currency translation adjustment						(1,078,000)
Pension liability adjustment, net of $6,000 tax					(12,000)

Balance, December 31, 2005	$116,000	$51,611,000	$66,787,000	$(504,000)	$(73,000)	$2,615,000	$(37,094,000)
Accumulated effect of implementing SAB 108, net of $194,000 tax			(315,000)
Balance, January 1, 2006	$116,000	$51,611,000	$66,472,000	$(504,000)	$(73,000)	$2,615,000	$(37,094,000)
Net income			4,962,000
Cash dividends ($.26 per share)			(1,899,000)
Issuance of 96,283 shares pursuant to exercise of stock options	1,000	611,000
Issuance of restricted stock (16,000 shares)		--
Reclassification of unamortized cost of restricted stock awards to paid-in capital		(504,000)		504,000
Earned compensation		198,000
Acquisition of treasury stock (163,000 shares at cost)							(1,604,000)
Currency translation adjustment						904,000
Pension liability adjustment, net of $3,160,000 tax					(5,146,000)

Balance, December 31, 2006	$117,000	$51,916,000	$69,535,000	$ --	$(5,219,000)	$3,519,000	$(38,698,000)

The accompanying notes are an integral part of these consolidated financial statements.

#

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

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services but focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement, as issued, is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, although earlier adoption is encouraged. The SEC announced on April 14, 2005 that it would provide for a phased-in implementation process for SFAS 123R, allowing issuers to adopt the fair value provisions no later than the beginning of the first fiscal year beginning after June 15, 2005. The Corporation adopted SFAS 123R effective January 1, 2006 and is using the modified-prospective method whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date is recognized over the remaining service period.  The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement 123, as originally issued.  All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement 123R. The adoption of SFAS 123R had an immaterial impact on the Corporation’s financial position, results of operations and cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles, and applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior period financial statements for a change in accounting principle. Previously, a change in accounting principle was recognized by including the change in net income in the period of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The adoption of SFAS 154 effective January 1, 2006, had no impact on the Corporation’s financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, although earlier application of the provisions of the interpretation is encouraged. The Corporation has completed its initial assessment of the impact of FIN 48 and does not believe its adoption in the first quarter of 2007 will have a material impact on the Corporation’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, although earlier application is encouraged. The Corporation has not yet determined what the implications of its adoption, if any, will be on the consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R (“SFAS 158”). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 is effective for financial statements issued for fiscal years ending after December 15, 2006 for the recognition provision and for fiscal years ending after December 15, 2008 for the measurement date provision. Earlier application of the recognition or measurement date provisions is encouraged. The Corporation expects to change its measurement date in 2007.

At December 31, 2006, the Corporation’s overfunded pension plans reflected a fair value of plan assets in excess of the projected benefit obligations of $2,885,000. Underfunded pension reflected projected benefit obligations in excess of the fair value of plan assets of $685,000. The adoption of SFAS 158 had the following impact on the Corporation’s consolidated statement of financial position as of December 31, 2006:

	As of December 31, 2006
	Prior to the Adoption of SFAS 158	Effect of Adopting SFAS 158	As Adjusted
Other Assets	$ 11,402,000	$ (8,307,000)	$ 3,095,000
Current Liabilities - Accrued expenses	(12,125,000)	(28,000)	(12,153,000)
Other Liabilities	(1,663,000)	29,000	(1,634,000)
Deferred Income Taxes	(7,419,000)	3,160,000	(4,259,000)
Accumulated Other Comprehensive (Income) Loss – Pension liability adjustment	73,000	5,146,000	5,219,000

The adoption of SFAS 158 did not affect the Corporation’s statement of operations for the year ended December 31, 2006, or any prior periods, nor will its adoption change the calculation of net income in future periods, but it will affect the calculation of other comprehensive income. The amounts recognized in the Corporation’s consolidated statement of financial position at December 31, 2006, consist of the following:

Non-current assets – Other Assets	$ 2,885,000
Current liabilities – Accrued expenses	(49,000)
Non-current liabilities – Other Liabilities	(636,000)
$ 2,200,000

The amounts recognized in accumulated other comprehensive income at December 31, 2006, consist of the following:

Actuarial losses	$ 8,262,000
Prior service costs	158,000

The amounts included in accumulated other comprehensive income at December 31, 2006, and expected to be recognized in net periodic pension cost during the year ended December 31, 2007, are as follows:

Actuarial losses	$ 352,000
Prior service costs	22,000

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements.  These methods are referred to as the “roll-over” and “iron curtain” method.  The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements. The Corporation previously used the roll-over method for quantifying identified financial statement misstatements.

SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the Corporation’s financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

With the adoption of SAB 108, the Corporation added an accrual and the related deferred taxes pursuant to the Bairnco Corporation Non-Employee Director Retirement Plan. Under this plan, outside directors, upon retirement from the Board of Directors, shall receive annually for the number of years equal to the number of years he or she has served on the Board of Directors of Bairnco as a non-employee director, an amount equal to the non-employee director annual retainer in effect at the time of his or her retirement.  Such amount shall be payable in quarterly installments.  If the retired non-employee director should die prior to receiving payments equal to the number of years served on the Board, the director’s beneficiary will either continue to receive the remaining payments on a quarterly basis, or receive in a lump sum the net present value of the remaining payments discounted at the then current thirty year U.S. Government bond yield, based on whichever option was previously selected by such director. The following table shows the impact of SAB 108 on the 2006 consolidated balance sheet:

	As of December 31, 2006
	Prior to the Adoption of SAB 108	Effect of Adopting SAB 108	As Adjusted

Current Assets – Deferred income taxes	$ 3,496,000	$ 6,000	$ 3,500,000
Current Liabilities - Accrued expenses	(11,644,000)	(509,000)	(12,153,000)
Deferred Income Taxes	(4,447,000)	188,000	(4,259,000)
January 1, 2006 Retained Earnings	(66,787,000)	315,000	(66,472,000)

The $509,000 liability reflects the net present value of accumulated amounts that were earned from 1990 through 2006 and are payable through 2023. Under the roll-over method, the impact on the Corporations results of operations for any particular year was considered immaterial.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, although earlier application is encouraged. The Corporation has not yet determined what the implications of its adoption, if any, will be on the consolidated financial position or results of operations.

Cash and cash equivalents:

The Corporation considers cash in banks, commercial paper, demand notes and similar investments with an original maturity of less than three months from date of purchase as cash and cash equivalents for the purposes of the consolidated financial statements. Of the $1,869,000 of cash and cash equivalents at December 31, 2006, $309,000 was denominated in British Pounds, $46,000 in Mexican Pesos, $176,000 in Euros and $160,000 in Renminbis. Of the $5,313,000 of cash and cash equivalents at December 31, 2005, $129,000 was denominated in Canadian dollars, $1,290,000 in British Pounds, $179,000 in Euros and $93,000 in Renminbis.

Accounts receivable and related allowances:

Credit is extended to customers based on an evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 days for domestic customers and 60 days for foreign customers and are stated at amounts due from customers net of an allowance for doubtful accounts.  Accounts outstanding longer than the contractual payment terms are considered past due. The Corporation makes judgments as to the collectibility of accounts receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts which adjusts gross trade accounts receivable downward to its net realizable value. Trade receivables are recorded net of allowances of $1,350,000 and $1,014,000 at December 31, 2006 and 2005, respectively.  To determine the allowance for sales returns, management uses historical trends to estimate future period product returns. The allowance for doubtful accounts is based on an analysis of all receivables for possible impairment issues, and historical write-off percentages. The Corporation writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.  The Corporation does not generally charge interest on past due receivables.

Management’s methodology for estimating the allowance for doubtful accounts and sales allowance uses both a specific examination of accounts and a general allowance. When management becomes aware that a specific customer is not able to meet its financial obligations, the Corporation records a specific allowance that reflects the level of credit risk in the customer’s outstanding receivable balance. In addition, the Corporation established a general allowance based on certain percentages of its aged receivable balances.

Changes in the Corporation’s allowance for doubtful accounts are as follows:

	2006	2005
Balance, beginning of year	$ 1,014,000	$ 1,546,000
Bad debt expense	663,000	--
Accounts written-off	(327,000)	(477,000)
Recoveries and other	--	(55,000)
Balance, end of year	$ 1,350,000	$ 1,014,000

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

Depreciation and amortization expense of plant and equipment of $7,329,000, $7,413,000 and $7,629,000 was recognized during 2006, 2005 and 2004, respectively.

When property is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the statement of income.  The Corporation disposed of approximately $2.4 million and $4.3 million of fully depreciated assets that were no longer in use during the years ended December 31, 2006 and 2005, respectively.

Leasehold interests and improvements are amortized over the terms of the respective leases, or over their estimated useful lives, whichever is shorter.

Maintenance and repairs are charged to operations.  Renewals and betterments are capitalized.

Accelerated methods of depreciation are used for income tax purposes, and appropriate provisions are made for the related deferred income taxes.

Cost in excess of net assets of purchased businesses and other intangible assets:

The Corporation accounts for goodwill and other intangible assets under SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”).  SFAS 142 provides for the non-amortization of goodwill but requires that goodwill be subject to at least an annual assessment for impairment by applying a fair-value based test on January 1st of each year. Other intangible assets with finite lives will be amortized over their useful lives. Other intangible assets with indefinite lives will be subject to a lower of cost or market impairment test.  This annual impairment testing of goodwill and other indefinite lived intangible assets could result in more volatility in reported income, as impairment losses could occur irregularly and in varying amounts.

The change in the carrying amount of cost in excess of net assets of purchased businesses (“goodwill”) for the years ended December 31, 2006 and 2005 is as follows:

	Arlon EM Segment	Arlon CM Segment	Kasco Segment	Total
Balance, December 31, 2004	$645,000	$6,644,000	$7,253,000	$14,542,000
Impact of contingent consideration earn-out (Note 2)	--	6,000	--	6,000
Impact of exchange rate fluctuations on foreign goodwill	--	--	(109,000)	(109,000)
Balance, December 31, 2005	645,000	6,650,000	7,144,000	14,439,000
Impact of Atlanta SharpTech acquisition (Note 2)	--	--	2,520,000	2,520,000
Impact of exchange rate fluctuations on foreign goodwill	--	--	98,000	98,000
Balance, December 31, 2006	$645,000	$6,650,000	$9,762,000	$17,057,000

Other intangible assets at December 31, 2006 and 2005 consisted of the following:

		2006	2005
	Range of Life (Years)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized Intangible Assets:
Customer relationships	16-20	$ 950,000	$ 8,000	$ --	$ --
Covenant not to compete	5	500,000	15,000	--	--
Engineering drawings	7	170,000	3,000	--	--
Other	5-10	279,000	215,000	279,000	159,000
		1,899,000	241,000	279,000	159,000
Unamortized Intangible Assets:
Trademarks & brand name	n/a	2,150,000	--	--	--
Other Intangible Assets		$ 4,049,000	$ 241,000	$ 279,000	$ 159,000

Amortization expense recognized was $82,000 during 2006, $43,000 during 2005 and $39,000 during 2004. The change in carrying amount of other intangible assets on the accompanying consolidated balance sheets for the years ended December 31, 2006 and 2005 is as follows:

	Arlon EM Segment	Arlon CM Segment	Kasco Segment	Total
Balance, December 31, 2004	$ 93,000	$ 47,000	$ --	$ 140,000
Other intangible asset additions	--	--	23,000	23,000
Amortization of other intangible assets	(32,000)	(6,000)	(5,000)	(43,000)
Balance, December 31, 2005	61,000	41,000	18,000	120,000
Amortization of other intangible assets	(31,000)	(7,000)	(44,000)	(82,000)
Impact of Atlanta SharpTech acquisition (Note 2)	--	--	3,770,000	3,770,000
Balance, December 31, 2006	$ 30,000	$ 34,000	$3,744,000	$3,808,000

The expected amortization expense of other intangible assets over the next five years is as follows:

Year	Amount
2007	$ 210,000
2008	189,000
2009	189,000
2010	189,000
2011	164,000

Impairment of long-lived assets:

The Corporation accounts for the impairment of long-lived assets under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Based on management’s annual evaluation, there was no impairment and no financial impact on the results of operations and financial position of the Corporation for the three year period ended December 31, 2006.

Revenue recognition:

The Corporation sells a broad range of products and services to a diversified base of customers around the world. Revenues are recognized when the risks and rewards of ownership have substantively been transferred to customers. This condition is normally met when the product has been shipped or the service performed and title has been transferred to the customer, when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured.

In certain situations, namely consignment sales, the Corporation retains title after shipment of the products to the customer. Title does not pass to the customer and hence the sale is not recorded by the Corporation until the products have been resold or used by the customer in production.

The majority of the Corporation’s sales are for standard products and services with customer acceptance occurring upon shipment of the product or performance of the service. In situations where the customer does not accept delivery of the product for valid and agreed upon reasons, the Corporation may authorize the return of the product. Sales in any reporting period are shown net of returns. Service revenues consist of repair and maintenance work performed on equipment used at mass merchants, supermarkets and restaurants. Rental revenues are derived from the rental of certain equipment to the food industry where customers prepay for the rental period – usually 3 month to 6 month periods. For prepaid rental contracts, sales revenue is recognized on a straight-line basis over the term of the contract.

Shipping and handling costs:

Shipping and handling costs, such as freight to our customers' destinations, are included in selling and administrative expenses on the accompanying consolidated statements of operations. These costs, when included in the sales price charged to our customers, are recognized in net sales. Total shipping and handling costs included in selling and administrative expenses were approximately $4.9 million for the year ended December 31, 2006, $4.5 million for the year ended December 31, 2005 and $3.5 million for the year ended December 31, 2004.

Vendor Rebates:

The Corporation accounts for vendor volume rebates in accordance with the guidance of Emerging Issues Task Force (“ EITF ”) 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor. V endor rebates or refunds of a specified amount of cash consideration that are payable only upon achieving a specified cumulative level of purchases, are accounted for as a reduction of cost of sales in the accompanying consolidated statements of operations.

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

Stock options:

Effective January 1, 2006, the Corporation accounts for stock options under SFAS 123R. Prior to this, the Corporation accounted for stock options using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”). Accordingly, no compensation expense was recognized for stock options granted under any of the stock plans as the exercise price of all options granted was equal to the current market value of our stock on the grant date.  The Corporation did adopt the disclosure provisions of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure (“SFAS 148”) effective December 31, 2002.

In computing the expense under SFAS 123R and the disclosures under SFAS 148, the Corporation used the Black-Scholes model based on the following assumptions:

#

	For the Years Ended December 31,
	2006	2005	2004
Expected Life	6.6 years	5.7 years	5.0 years
Volatility	26.9%	27.3%	27.8%
Risk-free interest rate	4.7%	4.5%	4.5%
Dividend yield	2.20%	2.47%	2.34%
Turnover	5.3%	5.5%	5.4%

Compensation expense for stock options computed under the Black-Scholes model is amortized using the straight-line method over the vesting period.

Had SFAS No. 123R been implemented in 2004, the Corporation’s net income and earnings per share would have been reduced to the amounts indicated below for the years ended December 31, 2005 and 2004:

	2005	2004
Net Income, as reported	$ 3,600,000	$ 30,829,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(43,000)	(39,000)
Net Income, pro forma	$ 3,557,000	$ 30,790,000
Basic Earnings per Share:
As reported	$ 0.49	$ 4.19
Pro forma	$ 0.48	$ 4.18
Diluted Earnings per Share:
As reported	$ 0.47	$ 4.07
Pro forma	$ 0.47	$ 4.07

Restricted Stock Award Program:

During the second quarter 2003, the Compensation Committee of the Board of Directors (the “Committee”), approved a restricted stock award program under the Bairnco Corporation 2000 Stock Incentive Plan. The program provides long-term incentive rewards to key members of the senior management team to further ensure their retention as employees and the linkage of their performance to the long-term performance of the Corporation. Under this new program, the Committee granted 133,000 shares of restricted stock to officers and three key senior management members in April 2003, 20,000 shares of restricted stock to one officer in August 2005, 16,000 shares of restricted stock to four senior management members in June 2006 and 1,500 shares of restricted stock to one officer in January 2007. Under the terms of the restricted stock agreements, each employee must remain employed by the Corporation for a period of 5 years from the date of grant in order for the restricted stock to vest and the restrictions to be lifted. If employment is terminated prior to vesting for any reason other than death, disability or retirement, all restricted stock shall be forfeited immediately and returned to the Corporation.  In the event of a change in control, shares outstanding under the program would vest immediately.

The fair market value of the 133,000 shares at the date of award of $5.10 per share has been recorded as “Unamortized cost of restricted stock awards” (unearned compensation) and is shown, net of amortization, as a separate component of stockholders’ investment in the accompanying Consolidated Balance Sheets. The fair market value of the 20,000 shares at the date of award of $10.85 per share and the fair market value of the 16,000 shares at the date of award of $11.86 per share are similarly reflected in the accompanying consolidated financial statements.  The unearned compensation is being amortized over the vesting period of the shares.  In accordance with APB Opinion 25, the Corporation will recognize a compensation charge over the vesting period equal to the fair market value of these shares on the date of the award. Total compensation expense in 2006 related to the restricted stock awards was $198,000.

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

The carrying amount of the zero-interest note payable related to the MOX-Tape® acquisition (refer to Note 2 to Consolidated Financial Statements) has been recorded at a discount and approximates fair value, based on average borrowing rates for the Corporation at the time of acquisition.

Reclassifications:

Certain reclassifications were made to prior year balances in order to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or stockholders’ investment.

#

(2) Acquisitions

On January 10, 2001, Bairnco purchased selected net assets (“Viscor”) of Viscor, Inc.  The terms of Viscor's asset purchase agreement provide for additional consideration to be paid by Bairnco if Viscor's results of operations exceed certain targeted levels. Such additional consideration is paid semi-annually in cash and is recorded when earned, by the achievement of certain targeted levels for the preceding six month period, as additional goodwill. The maximum amount of contingent consideration is approximately $4.5 million payable over the 5-year period ended December 31, 2005.  The Corporation recorded $6,000 and $67,000, respectively, in Cost in Excess as additional purchase price for the years ended December 31, 2005 and 2004. The cumulative additional consideration recorded as goodwill was approximately $1.0 million through December 31, 2005.

On May 23, 2003, Bairnco purchased the MOX-Tape® brand of products, including inventory and related equipment, from Flexfab Horizons International, Inc., (“Flexfab”) of Hastings, Michigan.  MOX-Tape® products consist of un-reinforced and reinforced silicone, self-fusing tapes used in a broad range of applications and markets, including high temperature electrical and mechanical insulation for the military, aerospace, automotive, utility and power generation markets. The business has been moved to Arlon’s Bear, Delaware plant.  The acquisition has been accounted for under the purchase method of accounting and was financed through available borrowings under Bairnco’s line of credit and a $400,000, non-interest bearing note payable to Flexfab, payable in $100,000 installments over four years.  The note was recorded at a discount, based on average borrowing rates for the Corporation at the time of acquisition. The purchase price was allocated to the assets acquired based on the fair market value of the assets at the date of acquisition.  The purchase price exceeded the fair value of net assets acquired by approximately $0.5 million.

Effective October 1, 2006 Bairnco acquired through its wholly-owned subsidiary Kasco Corporation, from Southern Saw Holdings, Inc. (“Southern Saw”), a Georgia corporation, certain assets and assumed certain liabilities, including trade accounts receivable, inventory, fixed assets, trade accounts payable and specific accrued expenses of Southern Saw and its affiliate, Southern Saw Service, L.P., a Georgia limited partnership (collectively “Atlanta SharpTech”), for approximately $13.9 million.  Atlanta SharpTech’s revenues were approximately $18.5 million for the fiscal year ended June 2006.  The acquisition was financed with borrowings available under Bairnco’s Amended Credit Facility.

Atlanta SharpTech is a leading manufacturer of meat bandsaw blades, meat grinder plates and knives, and other specialty cutting blades for wood, bakery, medical, paper products, and handsaws.  Atlanta SharpTech is also a provider of repair and maintenance services for equipment in meat room, seafood, and bakery departments in retail grocery chains across the US.  Atlanta SharpTech distributes cutting products, butcher supplies, and provides repair services to retail grocery stores, US military bases, butcher shops, slaughterhouses, and packing houses in the US through its route distribution organization.  Atlanta SharpTech also distributes blade products and meat grinder plate & knife products domestically and globally via a distributor salesman organization.  The headquarters and manufacturing operations for Atlanta SharpTech are located in Atlanta, Georgia, USA.

The following table summarizes the preliminary allocation of the purchase price on October 1, 2006:

October 1, 2006
Current assets:
Accounts receivable	$ 2,488,000
Inventories	2,302,000
Other current assets	218,000
Assets held for sale	525,000
5,533,000
Plant and Equipment	4,700,000
Costs in Excess of Net assets of Purchased Businesses	2,520,000
Intangibles	3,770,000
Assets Acquired	$ 16,523,000

Current Liabilities:
Accounts payable	$ 956,000
Accrued expenses	1,644,000
Liabilities Assumed	$ 2,600,000
Total Purchase Price	$ 13,923,000

The excess of the purchase price over the fair values of assets acquired and liabilities assumed of Atlanta Sharptech, including applicable transaction costs, was allocated to goodwill. All of the goodwill is deductible as operating expenses for tax purposes. The amount allocated to intangible assets was attributed to the following categories based on an independent valuation:

October 1, 2006
Trade names	$ 2,150,000
Customer relationships	950,000
Non-compete agreements	500,000
Engineering drawings	170,000
$ 3,770,000

The following table summarizes unaudited pro forma financial information assuming the Atlanta Sharptech acquisition had occurred on January 1, 2006 and 2005. The unaudited pro forma financial information uses Atlanta Sharptech’s data for the months corresponding to Bairnco’s December 31, year end. The unaudited pro forma financial information does not necessarily represent what would have occurred if the transaction had taken place on the dates presented and should not be taken as representative of our future consolidated results of operations or financial position. The plans for integration are in progress and thus not all costs related to the integration, nor the operating synergies expected from the integration, are reflected in the unaudited pro forma financial information.

	2006	2005
Net Sales	$193,330,000	$183,659,000
Net Income	5,605,000	3,903,000

Basic earnings per share of common stock	$0.78	$0.54
Diluted earnings per share of common stock	0.76	0.53

#

(3)

Earnings per Share

The Corporation computes earnings per share (“EPS”) under SFAS 128, Earnings per Share.  The following disclosures comply with the requirements of SFAS 128.

	2006	2005	2004
Basic Earnings per Common Share:

Net Income	$ 4,962,000	$ 3,600,000	$ 30,829,000
Average common shares outstanding	7,147,000	7,350,000	7,362,000
Basic Earnings Per Common Share	$ 0.69	$ 0.49	$ 4.19

Diluted Earnings per Common Share:

Net Income	$ 4,962,000	$ 3,600,000	$ 30,829,000

Average common shares outstanding	7,147,000	7,350,000	7,362,000
Dilutive effect of restricted stock	101,000	82,000	64,000
Common shares issuable in respect to options issued to employees with a dilutive effect	139,000	181,000	143,000
Total diluted common shares outstanding	7,387,000	7,613,000	7,569,000

Diluted Earnings Per Common Share	$ 0.67	$ 0.47	$ 4.07

Basic earnings per common share were computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year.  Diluted earnings per common share include the effect of all dilutive stock options and restricted stock shares.

#

(4)

Income Taxes

The components of income before income taxes and the provision (benefit) for domestic and foreign income taxes are as follows:

	2006	2005	2004
Income before Income Taxes:
Domestic (excluding income from spun off subsidiary)	$ 4,470,000	$ 4,572,000	$ 5,616,000
Foreign	884,000	965,000	1,875,000
Total Income before Income Taxes	$ 5,354,000	$ 5,537,000	$ 7,491,000

Provision (Benefit) for Income Taxes:
Domestic:
Currently payable	$ 3,237,000	$ 1,191,000	$ 1,168,000
Deferred	(3,355,000)	318,000	776,000
Foreign:
Currently payable	462,000	480,000	408,000
Deferred	48,000	(52,000)	20,000
Total Provision for Income Taxes	$ 392,000	$ 1,937,000	$ 2,372,000

Bairnco's net current and non-current deferred tax assets (liabilities) include the following at December 31:

	2006	2005
Current Deferred Tax Items:
Accrued expenses	$ 927,000	$ 1,026,000
Inventories	1,961,000	1,422,000
Receivables	278,000	377,000
Foreign tax credits	334,000	480,000
Net Current Deferred Tax Asset	3,500,000	3,305,000

Non-Current Deferred Tax Items:
Fixed assets	(4,033,000)	(6,762,000)
Pensions	(837,000)	(3,609,000)
Intangible assets	(172,000)	(62,000)
Foreign tax credits	1,287,000	1,197,000
Other	(504,000)	(552,000)
Net Non-Current Deferred Tax Liability	(4,259,000)	(9,788,000)

Net Deferred Tax Liability	$ (759,000)	$ (6,483,000)

Management expects that future operations will generate sufficient taxable income to realize the existing deferred tax assets and as a result, the Corporation has not recorded any valuation allowances against these deferred tax assets.

In 2006, 2005 and 2004 the Corporation's effective tax rates were 7.3%, 35.0% and 31.7%, respectively, of income before income taxes.  An analysis of the differences between these rates and the US federal statutory income tax rate is as follows:

#

	2006	2005	2004
Computed income taxes at statutory rate	$ 1,820,000	$ 1,883,000	$ 2,547,000
State and local taxes, net of federal tax benefit	223,000	214,000	52,000
Dividend income	334,000	141,000	636,000
Foreign income taxed at different rates	209,000	100,000	(210,000)
Tax credits	(457,000)	(167,000)	(636,000)
Benefit of Extraterritorial Income Exclusion	(311,000)	(315,000)	(416,000)
Benefit of Production Activities Deduction	(137,000)	(109,000)	--
Meals and entertainment	43,000	43,000	58,000
Change in Accounting Method	(1,554,000)	--	--
Other, net	222,000	147,000	341,000
Provision for Income Taxes	$ 392,000	$ 1,937,000	$ 2,372,000

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Act") was signed into law.  The Act created a temporary incentive for US multinationals to repatriate accumulated income earned outside the US at an effective tax rate of 5.25%.  To take advantage of the temporary incentive, in 2005 the Corporation repatriated $1,826,000 of foreign earnings under the Act. The additional US tax liability as a result of repatriating earnings under the Act was $141,000.

The rate reconciling item of $167,000 in 2005 for tax credits is an estimate of the amount of foreign tax credits that were repatriated with the earnings under the Act.  The Corporation cannot use the foreign tax credits repatriated under the Act or net operating loss carry forwards to reduce the taxable earnings repatriated under the Act. The Corporation expects to use the foreign tax credits repatriated under the Act in future years to offset future US tax. The foreign tax credits that may be utilized to reduce the Corporation’s US tax liability is limited to the amount of total US tax multiplied by the proportion of foreign source income to total worldwide income in future years. The Corporation’s foreign tax credits will begin to expire in 2011 and continue through 2015.

In addition to the foreign earnings repatriated under the Act, the Corporation also repatriated $732,600 of previously taxed earnings during 2005. In January 2006, the Corporation repatriated an additional $977,000 of previously taxed earnings. The previously taxed earnings repatriated in 2005 and in January 2006 are not subject to tax in the US. With the repatriation of the previously taxed earnings in January 2006, the Corporation has exhausted its pool of previously taxed earnings that were available to bring back to the US. The repatriation of earnings under the Act is not allowed beyond 2005.

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

Effective January 1, 2002, the Internal Revenue Service (“IRS”) eliminated all tax benefits associated with Foreign Sales Corporations, and the Bairnco FSC dissolved accordingly.  As a replacement tax benefit for exporters, the IRS enacted the Extraterritorial Income Exclusion, a statutory exclusion from taxable income. The income exclusion is calculated based on a percentage of foreign trade income and use of a non-US entity is not required to get the benefit of the exclusion. Effective January 1, 2005, the Extraterritorial Income Exclusion began a phase-out which will be completed in 2007. For transactions during 2005 and 2006, the income exclusion is 80% and 60% of the exclusion otherwise allowed, respectively. The Corporation expects to receive a benefit of $311,000 under the Extraterritorial Income Exclusion in 2007.

In November 2005, Bairnco filed a notification with the Internal Revenue Service that it planned to increase its basis for income tax accounting purposes in certain real property and related improvements acquired as part of an asset purchase in 1989. The Corporation and its advisors concluded that a reasonable passage of time from the filing of the notification occurred during the third quarter of 2006 for the IRS to question this position. The Corporation filed its 2005 federal income tax return in the third quarter of 2006 utilizing the increased income tax basis. This tax return treatment for financial statement purposes resulted in an increase in deferred tax assets of $0.7 million, a reduction in income tax payable of $0.9 million and a related reduction in the provision for income taxes of $1,554,000 (the “Property Tax Benefit”) in the third quarter of 2006.

In June 2006, the FASB issued FIN 48 which clarifies the accounting for uncertainty in income taxes in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, although earlier application of the provisions of the interpretation is encouraged. The Corporation has completed its initial assessment of the impact of FIN 48 and does not believe its adoption in the first quarter of 2007 will have a material impact on the Corporation’s consolidated financial statements.

The Corporation’s consolidated federal income tax returns have been audited by the IRS through the year ended December 31, 2002, and no other years are currently under audit. The federal income tax returns for the years ending December 31, 2003, 2004, 2005 and 2006 are Bairnco’s only remaining unexamined federal income tax returns filed in an open year.

#

(5)

Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2006 and 2005, respectively:

	2006	2005

Salaries and wages	$ 2,883,000	$ 2,354,000
Income taxes	--	54,000
Insurance	1,837,000	2,300,000
Other accrued expenses	7,433,000	4,698,000
Total accrued expenses	$12,153,000	$ 9,406,000

#

(6)

Debt and Lease Commitments

Long-term debt consisted of the following as of December 31, 2006 and 2005, respectively:

	2006	2005

Term loan	$14,907,000	$ --
Revolving credit notes	214,000	4,387,000
Non-interest bearing note payable (Note 2)	100,000	199,000
China foreign loan facility	4,488,000	2,617,000

Less: Current maturities	1,219,000	134,000
Total	$18,490,000	$7,069,000

As of September 30, 2006, the Corporation had a three year, $25 million unsecured revolving Credit Facility (“Credit Facility”). The Credit Facility had a maturity date of April 30, 2008. On October 10, 2006, the Corporation entered into an agreement with Bank of America, N.A. and Wachovia Bank, N.A. that amended and increased the Credit Facility to a maximum loan commitment of $33 million. This amended credit facility (“Amended Credit Facility”) was collateralized by substantially all of the domestic assets of the Corporation and had a maturity date of November 10, 2006. The additional availability under the Amended Credit Facility was used to finance Bairnco’s purchase of Atlanta SharpTech for approximately $13.9 million.

On November 9, 2006, the Corporation entered into a five year, $42,000,000 Senior Secured Credit Facility (“Secured Credit Facility”) with Bank of America, N.A. that refinanced and replaced the Amended Credit Facility. The $42,000,000 facility is apportioned as follows: a five-year $15,000,000 term loan and up to a $27,000,000 revolving credit facility, including a $13,000,000 sub-limit for letters of credit and a $3,000,000 sub-limit for foreign currency loans. The Secured Credit Facility is secured by a first lien on substantially all of the domestic assets of the Corporation, the capital stock of domestic subsidiaries, and 65% of the capital stock of foreign subsidiaries. The Secured Credit Facility matures on November 8, 2011.

At December 31, 2006, $14,907,000 was outstanding on the term loan under the Secured Credit Facility. This loan has scheduled principal payments of $1,119,000 in 2007, 2008, 2009 and 2010, and $1,026,000 in 2011, with the balance due at maturity. Interest rates vary on the term loan and are set from time to time in relationship to one of several reference rates, as selected by the Corporation. Interest rates on the term loan at December 31, 2006, averaged 7.16%.

At December 31, 2006, $214,000 of revolving credit notes under the Secured Credit Facility was outstanding and included in long-term debt, of which all was foreign borrowings denominated in Canadian Dollars. Interest rates vary on the revolving credit notes and are set at the time of borrowing in relationship to one of several reference rates as selected by the Corporation. Interest rates on revolving credit notes outstanding at December 31, 2006 averaged 6.01%.

Approximately $7.7 million of irrevocable standby letters of credit were outstanding under the Secured Credit Facility, which are not reflected in the accompanying consolidated financial statements, and also which reduce the unused borrowing availability under the Secured Credit Facility. $2.5 million of the letters of credit guarantee various insurance activities and $5.2 million represent letters of credit securing borrowing for the China foreign loan facility. These letters of credit mature at various dates and have automatic renewal provisions subject to prior notice of cancellation.

A commitment fee is paid on the unused portion of the total credit facility. The amount the Company can borrow at any given time is based upon a formula that takes into account, among other things, eligible inventory and accounts receivable, which can result in borrowing availability of less than the full amount of the Secured Credit Facility. As of December 31, 2006, the Company had approximately $6.9 million of unused borrowing availability under the Secured Credit Facility.

The China foreign loan facility reflects borrowing by the Company’s Chinese facilities through Bank of America, Shanghai, China, which is secured by four US dollar denominated letters of credit totaling $5.2 million. As of December 31, 2006, of the $4,488,000 owed, $838,000 is denominated in Chinese Renminbi and $3,650,000 is denominated in US Dollars. Interest rates on amounts borrowed under the China foreign loan facility averaged 6.3% at December 31, 2006.

The annual maturity requirements for long-term debt due after December 31, 2007, are summarized as follows:

Year Ended December 31,
2008	$1,119,000
2009 2010	1,119,000 1,119,000
2011	15,133,000
Total long-term debt	$18,490,000

The Corporation has other short-term debt outstanding which consists of lines of credit with domestic and foreign financial institutions to meet short-term working capital needs. Outstanding domestic short-term borrowings under the Secured Credit Facility totaled $5,333,000 at December 31, 2006 at an average rate of 6.96%. Outstanding foreign short-term borrowings totaled $786,000 at December 31, 2006. Of the $786,000 outstanding, $679,000 is denominated in Euros with an average rate of 5.5% and $107,000 is denominated in Canadian Dollars at an average rate of 6.0%.

The Secured Credit Facility contains a financial covenant which requires the Corporation to meet a minimum fixed charge coverage ratio.  At December 31, 2006, the Corporation was in compliance with all covenants contained in the Credit Agreement.

Leases:

The Corporation leases certain property and equipment under various operating lease arrangements that expire over the next 8 years. Future minimum lease payments under scheduled operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Year Ended December 31,
2007	$ 3,173,000
2008	2,458,000
2009	2,212,000
2010	1,485,000
2011	1,330,000
2012 and thereafter	1,727,000
Total minimum payments	$12,385,000

Rent expense for all operating leases amounted to approximately $3.3 million, $3.1 million, and $3.2 million for the years ended December 31, 2006, 2005, and 2004 respectively.

#

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

A senior executive of the Corporation presently holds performance based, non-qualified stock options granted under the 1990 Plan to purchase a total of 83,334 shares of common stock at an option price equal to the fair market value on the date of grant.  These options became fully exercisable on May 31, 2000 and remain exercisable for ten years from the date they first became exercisable.

Changes in the stock options granted under the 1990 Plan during 2006, 2005 and 2004 were as follows:

	2006		2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	245,169	$6.26	271,244	$6.25	324,160	$6.27
Exercised	(87,958)	5.89	(19,000)	5.85	(39,058)	6.19
Canceled	(1,250)	6.65	(7,075)	7.10	(13,858)	6.91
Outstanding at end of year	155,961	$6.46	245,169	$6.26	271,244	$6.25

Exercisable at end of year	155,961	$6.46	245,169	$6.26	271,244	$6.25

No shares were available for grants under the 1990 Plan as of December 31, 2006, 2005 and 2004. The weighted average remaining life of the 155,961 options outstanding at December 31, 2006 was 3.5 years. The intrinsic value of the 87,958 options exercised in 2006 was $268,000.

#

Changes in the stock options granted under the 2000 Plan during 2006, 2005 and 2004 were as follows:

	2006		2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	175,675	$6.57	170,025	$5.92	162,400	$5.57
Granted	31,600	11.68	27,450	10.78	20,250	8.79
Exercised	(8,325)	6.32	(10,625)	5.81	(11,150)	6.10
Canceled	(6,225)	9.55	(11,175)	7.74	(1,475)	5.53
Outstanding at end of year	192,725	$7.32	175,675	$6.57	170,025	$5.92

Exercisable at end of year	118,638	$5.99	98,465	$5.79	68,607	$5.94

At December 31, 2006, 2005 and 2004, 527,175, 552,550 and 568,825 shares, respectively, were available for option grants under the 2000 Plan.  The weighted-average remaining life of the 192,725 options outstanding at December 31, 2006 was 9.2 years. The weighted-average grant-date fair value of the 31,600 options granted during 2006 was $2.23 per option. The intrinsic value of the 8,325 options exercised in 2006 was $35,000.

As of December 31, 2006, outstanding options have the following ranges of exercise prices and weighted average remaining lives:

	Ranges of Exercise Prices
	$3.38 to $5.70	$5.71 to $8.40	$8.41 to $11.92	All Ranges
Outstanding stock options:
Number of options	105,452	165,784	77,450	348,686
Weighted average exercise price	$5.09	$6.31	$10.80	$6.94
Weighted average remaining life	8.2 years	4.1 years	9.9 years	6.6 years
Exercisable stock options:
Number of options	85,614	164,709	24,276	274,599
Weighted average exercise price	$5.10	$6.31	$10.01	$6.26
Weighted average remaining life	7.7 years	4.1 years	6.2 years	5.4 years

$32,500 of stock option expense, net of $17,500 of tax, was charged against net income in 2006. There were no charges to income in connection with stock option grants or exercises during 2005 and 2004.

#

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

The Corporation’s Canadian subsidiary provides retirement benefits for its employees through a defined contribution plan. The plan was converted from a defined benefit plan in 1993 and, upon conversion a surplus was generated that is maintained in a separate holding account to fund the employer portion of contributions. As of December 31, 2006 and 2005, the plan had approximately $2.3 million and $2.1 million, respectively, in the holding account. The employer portion of contributions for 2006 and 2005 was $56,000 and $57,000, respectively.  The Corporation's European subsidiaries provide retirement benefits for employees consistent with local practices. The foreign plans are not significant in the aggregate and therefore are not included in the following disclosures.

The Corporation’s measurement date of its US pension plans is November 30th. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with plan assets in excess of accumulated benefit obligations were $40,757,000, $40,757,000 and $43,641,000, respectively, at November 30, 2006, and $44,313,000, $41,382,000 and $41,792,000, respectively, at November 30, 2005.  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $2,413,000, $2,413,000 and $1,728,000, respectively, at November 30, 2006, and $660,000, $660,000 and $0, respectively, at November 30, 2005.

#

The following table describes the funded status of US pension plans:

	2006	2005
Change in Benefit Obligation:
Benefit obligation at November 30, 2005 and 2004, respectively	$ 44,973,000	$ 41,304,000
Service cost	385,000	1,062,000
Interest cost	2,446,000	2,483,000
Amendments	74,000	--
Actuarial (gain) loss	(1,883,000)	2,522,000
Benefits paid	(2,825,000)	(2,398,000)
Benefit obligation at November 30, 2006 and 2005, respectively	43,170,000	44,973,000

Change in Plan Assets:
Fair value of plan assets at November 30, 2005 and 2004, respectively	41,792,000	38,973,000
Actual return on plan assets	6,375,000	1,345,000
Employer contributions	6,000	3,850,000
Benefits paid	(2,804,000)	(2,376,000)
Fair value of plan assets at November 30, 2006 and 2005, respectively	45,369,000	41,792,000

Funded status	2,199,000	(3,181,000)
Unrecognized prior service cost	84,000	185,000
Unrecognized net actuarial loss	8,336,000	13,695,000
Prepaid pension costs at November 30, 2006 and 2005, respectively	10,619,000	10,699,000
December accruals	(1,000)	(88,000)
December contributions	2,000	2,000
Accumulated other comprehensive income	(8,420,000)	--
Prepaid pension costs at year end	$ 2,200,000	$ 10,613,000

The prepaid pension costs noted above as of December 31, 2005, are included in Other Assets in the accompanying Consolidated Balance Sheet.

The prepaid pension costs noted above as of December 31, 2006, are included in several different accounts as noted below:

Non-current assets – Other Assets	$ 2,885,000
Current liabilities – Accrued expenses	(49,000)
Non-current liabilities – Other Liabilities	(636,000)
$ 2,200,000

Amounts recognized in the consolidated balance sheets of the Corporation consist of the following as of December 31, 2005:

2005

Prepaid benefit cost	$11,245,000
Accrued benefit liability – long-term	(660,000)
Accumulated other comprehensive income	114,000
Net amount recognized at November 30	10,699,000
December accruals	(88,000)
December contributions	2,000
Net amount recognized at December 31	$10,613,000

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US salaried employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2006	2005	2006	2005
Discount rate	5.78%	6.1%	5.70%	5.78%
Salary increase	3.5%	3.5%	(Not applicable)	3.5%
Long-term rate of return	8.5%	8.5%	(Not applicable)	(Not applicable)

The following assumptions were used for purposes of computing the net periodic pension cost and determining the benefit obligation of all US hourly employee plans:

Assumption	Used for Net Periodic Pension Cost in Fiscal Year January through December of		Used for Benefit Obligations as of November 30
	2006	2005	2006	2005
Discount rate	5.78%	6.1%	5.70%	5.78%
Salary increase	(Not applicable)	(Not applicable)	(Not applicable)	(Not applicable)
Long-term rate of return	8.5%	8.5%	(Not applicable)	(Not applicable)

Net periodic pension cost for the US plans included the following for the years ended December 31:

	2006	2005	2004

Service cost-benefits earned during the year	$ 323,000	$ 1,065,000	$ 1,020,000
Interest cost on projected benefit obligation	2,441,000	2,491,000	2,389,000
Expected return on plan assets	(3,492,000)	(3,250,000)	(3,056,000)
Amortization of net obligation at date of transition	--	--	32,000
Amortization of prior service cost	15,000	56,000	49,000
Amortization of accumulated losses	659,000	595,000	666,000
Curtailment loss	70,000	93,000	--
Net periodic pension cost	$ 16,000	$ 1,050,000	$ 1,100,000

The major categories of plan assets as of November 30, 2006 and 2005 were as follows:

	2006		2005
Major Categories	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets	Fair Value of Plan Assets	% of Total Fair Value of Plan Assets
Equity funds	$ 33,598,000	74.0%	$ 26,935,000	64.5%
Fixed income funds	11,337,000	25.0%	10,658,000	25.5%
Cash and cash equivalents	434,000	1.0%	4,199,000	10.0%
Total	$ 45,369,000		$ 41,792,000

Effective March 31, 2006, Bairnco froze the Bairnco Corporation Retirement Plan (the “Plan”) and initiated employer contributions to its 401(k) plan.  A base contribution of 1% of pay will be made to each participant’s account, plus the Corporation will match 50% of up to 4% of pay contributed by the employee. Employer contributions to the 401(k) plan in 2006 were $542,000 and are estimated at approximately $800,000 for 2007.

As a result of the Plan freeze, all unamortized prior service costs in the Plan as of March 31, 2006 was recognized as a curtailment loss.

Assuming no adverse changes in 2007 to the discount rate used for measuring the benefit obligation and assuming the rate of return on assets equals or exceeds the discount rate, then the Corporation does not expect to contribute to the US plans in 2007.`

Expected benefit payments for each of the next five years and for years six through ten are as follows:

Fiscal Year	Amount
2007	$ 2,533,000
2008	2,551,000
2009	2,604,000
2010	2,650,000
2011	2,717,000
2012 through 2016	15,116,000

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

Investments or activities strictly prohibited include short sales, margin purchases, or any form of stock borrowing, privately placed or non-marketable securities, restricted securities, domestic common stocks not listed on the New York, American, or NASDAQ Stock Exchanges, derivative investments, investments of more than 10% of the specific fund’s assets in securities of any one issuer, except for US Government obligations, and investments in equities in any single industry in excess of 20% (at cost) of total plan assets. Up to 20% (at cost) of total plan assets may be invested in international equity funds.

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

#

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

The Arlon Electronic Materials and Arlon Coated Materials segments design, manufacture, market and sell laminated and coated products to the electronic, industrial and commercial markets under the Arlon® and Calon® brand names. These products are based on common technologies in coating, laminating, polymers, and dispersion chemistry.

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

#

Financial information about the Corporation’s operating segments for the years ended December 31, 2006, 2005 and 2004 is as follows:

		Operating		Capital	Depreciation/
	Net Sales	Profit (Loss)	Assets	Expenditures	Amortization

2006
Arlon EM	$ 60,866,000	$ 9,121,000	$ 35,251,000	$ 6,037,000	$ 2,185,000
Arlon CM	67,124,000	1,152,000	45,266,000	778,000	2,657,000
Kasco	50,838,000	2,404,000	47,090,000	1,523,000	2,125,000
Headquarters	--	(6,611,000)	11,021,000	338,000	444,000
Total	$178,828,000	$ 6,066,000	$138,628,000	$ 8,676,000	$ 7,411,000
2005
Arlon EM	$ 53,741,000	$ 6,774,000	$ 31,035,000	$ 3,380,000	$ 2,360,000
Arlon CM	68,218,000	2,232,000	45,932,000	420,000	2,770,000
Kasco	43,941,000	354,000	30,436,000	2,818,000	2,014,000
Headquarters	--	(3,769,000)	18,365,000	686,000	312,000
Total	$165,900,000	$ 5,591,000	$125,768,000	$ 7,304,000	$ 7,456,000

2004
Arlon EM	$ 51,274,000	$ 6,656,000	$ 24,283,000	$ 1,403,000	$ 2,412,000
Arlon CM	71,752,000	3,798,000	46,262,000	2,467,000	2,567,000
Kasco	42,470,000	1,585,000	30,290,000	1,258,000	2,610,000
Headquarters	--	(3,982,000)	17,946,000	868,000	79,000
Total	$165,496,000	$ 8,057,000	$118,781,000	$ 5,996,000	$ 7,668,000

The Corporation has operations in Canada, Mexico, China and several European countries. Information about the Corporation’s operations by geographical area for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Sales to External Customers	Long-lived Segment Assets
2006
United States	$149,608,000	$51,574,000
France	14,348,000	265,000
Other Foreign	14,872,000	13,300,000

2005
United States	$138,657,000	$56,078,000
France	14,095,000	285,000
Other Foreign	13,148,000	3,761,000

2004
United States	$139,148,000	$53,482,000
France	14,544,000	395,000
Other Foreign	11,804,000	3,875,000

#

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

Management of Bairnco is not aware of any other pending actions of which the Corporation and its subsidiaries are defendants, the disposition of which would have a material adverse effect on the consolidated results of operations or the financial position of Bairnco and its subsidiaries as of December 31, 2006.

#

(11)

Subsequent Event

On June 22, 2006, Steel Partners II, L.P. (“Steel Partners II”) commenced an unsolicited cash tender offer for all of the outstanding common stock of the Corporation for $12.00 per share, without interest (as amended, the “Offer”). On February 2, 2007, Steel Partners II amended the Offer to $13.35 per share.

On February 23, 2007, the Corporation signed a definitive merger agreement to be acquired by BZ Acquisition Corp. (“BZ Acquisition”), an affiliate of Steel Partners II, for $13.50 per share, in cash. The merger agreement was unanimously approved by the Corporation’s Board.  Pursuant to the terms of the merger agreement, on March 2, 2007, Steel Partners II amended the Offer to reflect the $13.50 per share offer price, and extended the Offer through March 16, 2007.  All shareholders of record on March 5, 2007 will continue to be entitled to receive the declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share.

Completion of the Offer is subject to customary conditions, including the valid tender of sufficient shares, which, when added to shares then owned by Steel Partners II and its affiliates, constitute more than 50% of the total number of outstanding shares on a fully diluted basis. There is no financing condition.

Following the completion of the Offer, subject to customary conditions, BZ Acquisition will merge with and into the Corporation, pursuant to which each share not tendered into the Offer will be converted automatically into the right to receive $13.50 in cash.

The Offer could close as early as March 16, 2007. If BZ Acquisition acquires sufficient shares in the Offer that, together with shares then owned by Steel Partners II and its affiliates, represent more than 90% of the outstanding shares of the Corporation, the back-end merger will close promptly after the completion of the Offer, without obtaining a shareholder vote. If, following the completion of the Offer, Steel Partners II and its affiliates own more than 50% of the shares of the Corporation on a fully diluted basis but less than 90% of the outstanding shares, the back-end merger, which would be subject to approval by the Corporation’s stockholders (including Steel Partners II and its affiliates), would be expected to close in the first half of 2007.

Further information relating to the Offer can be found in the Corporation’s Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto, which are available on the SEC’s website at www.sec.gov or on the Corporation’s web site at www.bairnco.com.

#

CORPORATE INFORMATION

Corporate Office

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

(407) 875-2222

www.bairnco.com

Principal Facilities

Atlanta, Georgia

Bear, Delaware

Dallas, Texas

Rancho Cucamonga, California

St. Louis, Missouri

San Antonio, Texas

Santa Ana, California

Crumlin, Wales, United Kingdom

Matamoros, Mexico

Paris, France

Pansdorf, Germany

Suzhou, China

Transfer Agent and Registrar

Computershare Investor Services, LLC

730 Peachtree Street

Suite 840

Atlanta, Georgia 30308

(800) 568-3476

Independent Certified Public Accountants

Grant Thornton LLP

200 S. Orange Avenue, Suite 2050

Orlando, Florida 32801

(407) 481-5100

www.grantthornton.com

Stock Listing

Bairnco common stock is listed on the New York Stock Exchange.

Symbol - BZ

Annual Meeting

The annual stockholders meeting will be held at Bairnco’s Corporate Office on May 17, 2007 at 9:00 a.m.

Form 10-K

Stockholders may obtain without charge a copy of Bairnco's Form 10-K filed with the Securities and Exchange Commission by writing to Investor Relations at the Corporate Office address.

Investor Relations Information

Contact Kenneth L. Bayne, Chief Financial Officer, Bairnco Corporation

(407) 875-2222, extension 227.

#

BAIRNCO CORPORATION

300 Primera Boulevard, Suite 432

Lake Mary, Florida 32746

407-875-2222

FAX 407-875-3398

www.bairnco.com

#